Form 20-F
period 2003-01-31
ROYAL STANDARD MINERALS INC
filed 2003-07-18
CIK 1027162

SEC 1852 (06-03)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
OMB APPROVAL
OMB Number: 3235-0288
Expires: March 31, 2006
Estimated average burden hours per response. . . 535.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

___
    REGISTRATION STATEMENT
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X__
    ANNUAL REPORT PURSUANT TO
    SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2003

OR

___
    TRANSITION REPORT PURSUANT
    TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

    Commission file number 0-28980

    ROYAL
    STANDARD MINERALS INC.
(Exact name of Registrant as specified in its charter)

     (Translation
of Registrant's name into English)

     CANADA

(Jurisdiction of incorporation or organization)

     3258
    MOB NECK ROAD
    HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

    Securities
registered or to be registered pursuant to Section 12(b) of the Act.

     Title
    of each class
____________________________________ ____________________________________
    Name of each
    exchange on which registered
____________________________________ ____________________________________

    Securities
    registered or to be registered pursuant to Section 12(g) of the Act.

     COMMON SHARES
(Title of Class)

     ___________________________________________________________________________
(Title of Class)

    Securities for
which there is a reporting obligation pursuant to Section 15(d) of the Act.

     ___________________________________________________________________________
    (Title of Class)

    Indicate the
    number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     28,141,338
    Common Shares

    Indicate by check
    mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     ______Yes
    __X___No

    Indicate by check
mark which financial statement item the registrant has elected to follow.

     ___X___
    Item 17 _____ Item 18

    (APPLICABLE ONLY
    TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

    Indicate by check
    mark whether the registrant has filed all documents and reports required to be filed by
    Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

     ______Yes
_____No

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

  The table below presents selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2003,
  2002, and 2001. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, Southeastern
  Resources Inc., Pinon Exploration Corporation and Standard Energy Inc., and Manhattan
  Mining Co., all United States Companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United
  States ("US GAAP") which affect the Company is contained in Note 13 of the
  Consolidated Financial Statements included with this report.

Royal Standard Minerals Inc.

(An Exploration Stage Enterprise)

Consolidated Financial Statement Data

For the Years Ended January 31

(Expressed in US Currency)

      Statement
of Operations
2003
2002
2001
2000
1999

Revenue
$0
$10,332
$8,282
$0
$0

      Administrative
Expenses
$294,083
$144,690
$57,158
$85,580
$301,203

      Net
loss for the year
$(416,803)
$295,648
$(2,597492)
$(629,554)
$(1,076,752)

      Deficit,
beginning of year
$(6,405,995)
$(6,701,643)
$(4,104,151)
$(3,474,597)
$(2,397,845)

      Deficit,
end of year
$(6,822,798)
$(6,405,995)
$(6,701,643)
$(4,104,151)
$(3,474,597)

      Earnings
(loss) per common share

Basic
$(0.02)
$0.02
$(0.15)
$(0.04)
$(0.06)

Diluted
$(0.02)
$0.01
$(0.15)
$(0.04)
$(0.06)

      Weighted
Average Shares Outstanding
25,537,033
27,031,338
23,116,459
19,478,108
19,121,298

      Balance
Sheet
Year Ended January 31

2003
2002
2001
2000
1999

Current Assets
$377,753
$619,968
$251,962
$99,406
$137,280

      Interest in
      Mineral Properties and
Related Deferred Exploration Costs

$781,039

$113,078

$49,380

$2,450,357

$2,961,176

Equipment
$53,688
       $
-
       $
-
       $
-
       $
-

Currency Exchange Rates

  Except where otherwise indicated, all of the dollar figures in this annual report on Form 20-F, including the financial statements, refer to United States currency. The following table sets forth, for the periods indicated, certain exchange rates based on the exchange rates reported by the Federal Reserve Bank of New York as the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes (the "Noon Buying Rate"). Such rates quoted are the number of U.S.
  dollars per Cdn $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of
  New York for the number of Canadian dollars per U.S. $1.00.

Year Ended December 31,

1998
1999
2000
2001
2002

High for the period
.7105
.6925
.6973
.6696
.8532

Low for the period
.6330
.6618
.6413
.6266
.7992

Average rate for the period(1)
.6504
.6744
.6735
.6446
.8308

Rate at end of period
.6501
.6925
.6666
.6279
.8358

_______________

      Based on the average exchange rates on the last day of each month during the applicable period.

B. Capitalization and indebtedness.

Not Applicable

C. Reasons for the offer and use of proceeds.

Not Applicable

D. Risk factors.

The operations of Royal Standard involve a number of
  substantial risks and the securities of Royal Standard are highly speculative in nature.
  The following risk factors should be considered:

Absence of Public Market

  Trading of the Common Shares of Royal Standard on the TSX.V and OTC:BB has been sporadic and very limited and no assurance can be given that an active trading market will develop or be sustained. The securities of Royal Standard are quoted on the OTC:BB trading system in the United States. Investment in Royal Standard is, therefore, not suitable for any investors who may have to liquidate their investments on a timely basis and should only be considered by investors who are able to make a long term investment in Royal
  Standard.

  Risk Inherent to Royal Standard’s Proposed Mining Activities

  1.    Royal Standard is engaged in the business of acquiring and exploring mineral properties in the hope of locating an economic deposit or deposits of minerals. The property interests of the Company are in the exploration stage only and are without a known body of commercial ore. There can be no assurance that the Company will generate any revenues or be profitable or that the Company will be successful in locating an economic deposit of minerals.

  2.    There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities. Substantial expenditures will be required to pursue such exploration and development activities. Assuming discovery of an economic ore body, and depending on the type of mining operation involved, several years may elapse from the initial stages of development until commercial production is commenced. New mining operations frequently experience unexpected problems during the exploration and development stages and during the initial production phase. In addition, preliminary reserve estimates may prove inaccurate. Accordingly, there can be no assurance that the Company’s current exploration and development programs will result in any commercial mining operations.

  3.    The Company may become subject to liability for cave-ins and other hazards of mineral exploration against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse effect on the financial position of the Company.

  History of Losses

  At January 31, 2003, the Company had an accumulated deficit of U.S. $6,822,798.
  There can be no assurance that the Company will ever achieve revenues from operations or that its operations will ever be profitable.

  Additional Capital

  The terms of the Company’s rights to its properties require that the Company expend significant funds on exploratory and other pre-production activities. Should the
  Company fail to make these expenditures on a timely basis, it would forfeit its rights to the particular projects, including the sums expended through the dates of such forfeitures. The Company’s present capital resources are sufficient to fund these costs. There can be no assurance that the Company will be able to raise additional capital on acceptable terms or at all. In any event, any additional issuance of equity would be dilutive to the Company’s current shareholders.

No History of Operations

  The Company is an exploration stage enterprise with no history of prior operations and no earnings. There can be no assurance that the Company’s operations will become profitable in the future. The success of the Company will be dependent on the expertise of its management, the quality of its properties, and its ability to raise the necessary capital to carry out its business plan. If financing is unavailable for any reason, the
  Company will be unable to acquire and retain its mineral concessions and carry out its business plan.

  Regulatory and Economic Factors

  Any exploration operations carried on by the Company are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In addition, the profitability of any mining prospect is affected by the market for minerals which is influenced by many factors including changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producers, the political environment and changes in international investment patterns.

  Competition

  There is significant competition for the acquisition of properties producing or capable of producing gold and precious minerals. The Company may be at a competitive disadvantage in acquiring additional mining properties since it must compete with other individuals and companies, many of which have greater financial resources and larger technical staffs than the Company. As a result of this competition, the Company may be unable to acquire attractive mining properties on terms it considers acceptable.

  Title to Properties

  The validity of unpatented mining claims on public lands, which constitute most of the property holdings is often uncertain and may be contested and subject to title defects.

  Conflict of Interest

  Certain directors and officers of the Company are also directors and officers of other natural resource and base metal exploration and development companies. As a result, conflicts may arise between the obligations of these directors to the Company and to such other companies.

  Dependence on Key Personnel

  The Company’s success will be dependent upon the services of its President and Chief Executive Officer, Mr. Roland Larsen.

  Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

  As of January 31, 2003, the Company had outstanding options and warrants to purchase an aggregate of 3,090,000 Common Shares. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common
  Shares.

  Dividends

  The Company does not anticipate paying dividends in the foreseeable future.

Item 4. Information on the Company

A. History and development of the company.

Royal Standard Minerals Inc. herein referred to as "Royal
  Standard" or the "Company", was incorporated pursuant to the laws of Canada by articles of incorporation dated December 10, 1986 under its former name, Ressources
  Minieres Platinor Inc. ("Ressources"). On April 30, 1996, Royal Standard
  shareholders approved the acquisition of all the issued and outstanding shares of
  Southeastern Resources, Inc. ("Southeastern") in a reverse take-over transaction. Pursuant to this transaction, articles of amendment were filed effective May
  14, 1996, pursuant to which the name of Royal Standard was changed to its current form of name and its shares issued and outstanding at that time were consolidated on a 7.5:1 basis. On June 28, 1996, the Common Shares commenced trading on the Montreal Exchange. The
  Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange. The Company also trades in the United
  States Over-the-Counter Bulletin Board.

The registered office of Royal Standard is located at 56 Temperance
  Street, Fourth Floor, Toronto, Ontario M5G 2V5 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473.

B. Business overview.

Royal Standard is a mineral exploration company engaged in
  locating, acquiring and exploring for gold and precious metals in the state of Nevada.
  Royal Standard currently has five advanced and exploration-stage projects, the
  Manhattan/Round Mountain Caldera and Gold Wedge programs in Nye County, Nevada, the Pinon and Ruby Ridge projects in Elko County, Nevada and the Como project in Lyon County,
  Nevada.

At the present time, the Company’s activities are limited to exploratory searches for ore and energy minerals. The Company has not generated any revenues from operations at this time. The Company is evaluating the potential for economic extraction of known deposits of ore grade material on the Company’s mineral exploration properties. See Item # 3.D. - Risk Factors.

Manhattan/Round Mountain Caldera

The Manhattan/Round Mountain Caldera program is the Company’s most advanced district play. The first potential mine development program is to be the 100% owned Gold
  Wedge deposit located within the Manhattan Mining District. The Gold Wedge deposit is located approximately 8 miles south of the large Round Mountain gold mine. Plans include the completion of all of the mine and mill (plant) and water use permits by early, 2003.
  Subject to financing, plans include the construction of a decline and bulk-sampling program of the central zone to be completed in 2003. If feasible, subject to positive results with the underground sampling and evaluation program, the project is expected to go into full production in the same year. The scale of the mining and milling operation will be decided based upon the results of the underground sampling and drilling program.
  This program will be completed in conjunction with a surface drilling program to test the size and quality of known ore grade extensions to the deposit.

The land position in the Manhattan Mining District includes a land position that comprised of 70 patented and unpatented lode-mining claims. Drill testing the extensions of the Gold Wedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the gold resource estimates.

Gold was discovered at Manhattan in 1905 and the district soon developed into a number of productive high-grade underground "vein" deposits containing coarse gold and numerous placer deposits. This type of production continued
  until 1947 and produced a total of 330,000 ounces of gold up to 1967. The district has produced approximately 1 million ounces of gold.

Recent exploration (1980’s-90’s) was focused toward building large bulk tonnage open pit reserves in a district noted for coarse vein-type deposits.
  Houston Oil and Minerals, Freeport Exploration and Echo Bay Mines Ltd. completed major programs to delineate open pit reserves. This exploration resulted in the development of the East and West Pit Deposits which produced approximately 260,000 ounces at an average grade of 0.06 opt gold during 1990-1996. The occurrence of the mineralization was not well suited for open pit bulk tonnage mining as excessive dilution caused a reduction of the overall head grades that probably impacted overall profitability.

Freeport Gold, Tenneco (Echo Bay) recognized the potential of the district (to include the Gold Wedge deposit that is currently under control by RSM)
  however, these deposits were not suited for open pit mining. At that time the large mining companies did not consider the underground development projects feasible. Although
  Sunshine Mining Co. considered an underground mine development in 1988 on the Gold Wedge deposit, they backed off because of high land holding costs to Freeport and limited participating interest. Continued exploration by Crown Resources and others on MMC claims indicated thick (5+’-30’) intersections of mineable grades greater than 0.5 opt gold. The continued downturn in the gold market, tightened corporate budgets and high holding costs for the properties forced many companies to turn back the land positions to the claim owners. Currently, MMC controls approximately 4,000 feet of strike length extending from the Echo Bay open pit claims on the south end to the Manhattan Caldera margin. Much of this strike length contains potentially mineable ore grade gold mineralization. The possibility of identifying a volcanic hosted gold deposit similar to the nearby (9 million ounce) Round Mountain mine is unknown at present.

Gold Wedge Deposit

The Gold Wedge, one of several deposits in the area, is considered the best deposit in the district for developing an underground mine. The deposit contains excellent exploration potential for future growth. Based upon the results of 57 drill holes primarily within the central zone over a strike length of 800- 1,000 feet and
  100’-500’ of

vertical extent will be the basis for the development of a mineable reserve down to a depth of 1000 feet within the central zone. RSM has analyzed all of the drill data as part of a detailed geologic inventory of the deposit. The Gold Wedge deposit is expected to be the latest development program within the Manhattan District.

The Gold Wedge deposit is considered to be the northern, high-grade, underground extension of Echo Bay’s Ltd. West Pit deposit. The Gold Wedge Deposit occurs at the intersection of north and northwest trending faults. In the deposit area, the north trending Reliance fault is mineralized in the Ordovician Zanzibar limestone and siltstone. The Zanzibar limestone is a very favorable host rock preserved in the upper plate of a thrust fault. Echo Bay’s deposit occurs in the Cambrian Gold Hill siltstone, which underlies the Zanzibar limestone. RSM has evaluated all of the pertinent drill data as part of a detailed inventory of the deposit geometry, size and overall grade. The current exploration model suggests that the Gold Wedge deposit and the extensions may contain large gold resources at depth near the contact with the Manhattan
  Caldera margin. This area has never been drill tested. RSM plans to carry out such a program during the underground feasibility of the central zone development in 2002-2003.

Manhattan District - Additional Deposits

RSM has acquired the Keystone property adding another high-grade deposit located about two miles from the RSM proposed mill site at Gold Wedge. The underground deposit is exposed in the bottom of a small open pit that was mined briefly in the early 1990’s.
  There is the possibility of connecting the Keystone gold resource, gold grades of 0.3 opt, with another RSM acquisition, the Jumbo property, located approximately 2,000 feet to the northwest.

The Company also has the patented Future claims located approximately 1 mile from the Gold Wedge deposit that has had some historical high-grade underground gold production.

Pinon Project-Carlin Trend South

The Pinon properties are located on the southern portion of the Carlin gold belt about
  10 miles south of Newmont’s Rain mine. The Pinon project is 100% owned by Royal
  Standard Minerals Inc. by acquiring Crown Resources Corp. 30%
  interest in this project in 2002. In 1996 RSM acquired Cyprus Gold Exploration’s position. Since its inception, various joint-venture partners have spent more than $8 MM on the project.

Exploration to date has identified several low grade (0.02-0.04 opt)
  potentially bulk-mineable gold deposits (South Bullion and Dark Star) and a geologic mineral inventory approaching 1.0 million contained ounces of gold within the project area. In 1999, RSM reduced its land position in the area (40 claims) to conserve costs. It now controls two smaller, but potentially economic, near-surface deposits (Main zone and
  North pod, mineral inventory of approximately 200,000 ounces of contained gold) in the
  South Bullion resource area which is part of a larger deeper resource of 800,000 ounces.
  In 2002 the Company acquired the underlying (4%) royalty interest in the South Bullion Main Zone and North Pod deposits. The Company is currently under discussions with a major gold mining company to evaluate the possibility of developing this deposit. The discovery of a high-grade "feeder" ore deposit under these deposits and the development of new deeper stratagraphic high-grade deep targets on this property are high.

During 2002, the Company acquired the Railroad project which increased the property position within the district to approximately 16,000 acres of leases, unpatented and patented mining claims. This effort included the acquisition of nearly 500 unpatented and 19 patented mining claims that lie immediately south of Newmont’s
  Minings Rain district in Elko County, Nevada.

The geologic environment is very similar between the Pinon and Rain extension deposits. Pinon is located directly on the Carlin Trend corridor of mineralization with the Rain Extension deposit approximately (4 million ounces @ 0.45 opt gold grade) less than 10 miles north of the Pinon Project. Both deposits occur in graben faulted areas with the Rain Deposit occurring in the fault bounded margin of the graben and Pinon occurring in the siltstone beds within the graben. The Web Formation is mineralized above the Devils Gate limestone at both deposits. At Rain, the mineralization occurs in and closely associated with the Rain Fault. At Pinon, the known mineralization has not been connected to a strongly mineralized fault. However, higher-grade economic mineralization has been encountered at very shallow depths, mineralized oxide zones occur along a 1,300 feet strike length and occur less than 90 feet below the surface.

The project focus is to define a shallow economic gold-silver deposit mineable by open pit methods and high grade (0.50 opt)
  deep (Rain Extension-type deposit) along the fault bounded margin of a graben.

Ruby Ridge Project – Carlin Trend North

The property is located 8 miles northeast of Newmont’s Midas deposit on the structural projection of the Carlin Trend. The property consists of 29 unpatented lode claims. The claims cover a mineralized Paleozoic window, exposed through altered volcanic rocks. The alteration size, geochemical signature and drilling results indicate a large, high level Carlin system exists at the surface.

The objective is to drill test a gold mineralized fault zone at the
  500’- 1,000’ level to test for a gold deposit similar to the Deep Star mine (1 million tons of 1.0 opt gold) on the Carlin Trend. The geologic comparison is favorable,
  i.e.; the association of a mineralized shear zone below Vinnini chert, along the margin of a diorite intrusion at Ruby Ridge is similar to Deep Star.

Como District

The property is located approximately 8 miles southeast of the famous
  Comstock Lode (which has produced about 8.4 million ounces of gold and 193 million ounces of silver) includes 47 unpatented lode claims and 5 patented claims.

The Como district consists of at least eight gold-silver bearing structures that occur within an andesitic volcanic sequence that hosts the mineralization.
  Prospectors looking for mineralization similar to the Comstock Lode discovered Como in
  1860. The property has had some historical gold and silver underground production with the
  Como vein producing about 20,000 ounces of gold and 500,000 ounces of silver at a gold equivalent grade of nearly 0.3 opt. The higher-grade underground vein extensions are largely undrilled and will be tested by RSM. Over the past 20 years modern exploration methods have continued to advance the understanding of the geologic framework and has identified two bulk mineable gold-silver deposits that will require further work to ascertain the economic potential. Since the 1960’s several large companies have explored the property to include St. Joe American, Amoco, Meridian Gold and Amax Gold Inc.
  (who identified a low-grade open pit resource, based on 46 holes.) for a large tonnage bulk mineable gold deposit. More recently (2000) Anglo Gold Corp. explored the property for a potential multi-million ounce deposit. Anglo released the property in 2001 after drilling 8 holes and completing considerable surface geologic mapping, rock chip and geochemical sampling.

Several multi-ounce gold (grades of up to 4.86 opt) rock chip samples occur on the property that require follow-up work. Additionally, Anglo’s drilling program discovered a "new" high grade (0.45 opt over 10’ within a mineralized zone that is 40-70’ in thickness) vein system on this property that requires additional exploration. Surface rock chip samples on this vein have returned values up to 0.417 opt gold.

RSM acquired its option on the Como gold-silver project based upon the previous exploration results. This district has potential for the discovery of more than one economic bulk mineable open pit and underground gold-silver deposit(s).

C. Organizational structure.

The Company has four wholly owned subsidiaries, Southeastern
  Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining
  Co., all United States Companies.

D. Property, plants and equipment.

The registered office of Royal Standard is located at 56
  Temperance Street, Fourth Floor, Toronto, Ontario M5G 2V5 and the principal office of
  Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473. The Company
  also has an office at 1311 N. McCarran Blvd., Unit 105, Sparks, Nevada 89431.

Item 5. Operating and Financial Review and Prospects

A.  Operating results.

  Royal Standard is an exploration and pre-development stage enterprise and is in the process of exploring its resource properties and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

Royal Standard is an exploration-pre-development stage enterprise and, as such, currently has no producing properties and no operating income or cash flow, other than interest earned on funds invested in short-term deposits (see Item 3.D. – Key
  Information - Risk Factors).

Nevada Projects

  In fiscal 2002, the Company entered into certain option agreements to purchase 100%
  interests in patented and unpatented lode-mining claims in Nye, Elko and Como-Lyon
  Counties, Nevada. Details of the option agreements are as follows:

Project
      Required
      Cash
Payments to Optionors

Royalty

Exercise of Option

      Gold Wedge
Nye County
      Commencing in fiscal
      2002. $5,000 each in first two years; $10,000 in third year; $15,00 in fourth year and
$20,000 in fifth and sixth years
       3%
NSR
       July
      2006
$200,000

      Manhattan
Nye County
      Commencing in fiscal
      2002. $1,000 per month from August 2001 to August 2002; $2,000 per month from September
2002 to July, 2006
       5%
NSR
       August
      2006
$500,000

      Ruby Ridge
Elko County
      Commencing in fiscal
2002. $34,000 from August 2001 to August 2005
       2.5%
NSR
       August
      2006
$400,000

      Como
Como-Lyon County
      Commencing in fiscal
      2003. $25,000in years one and two covering years three and four, $20,000 in year five,
$25,000 in year six
       4%
NSR
       May
      2008
$1,000,000

      Railroad
Elko County
      Commencing in fiscal
2003. $15,000 in the first year and increases by $5,000 each of the next six years
       5%
NSR
       August
      2008
$2,000,000

Pinon Project – Cord Lease

  In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko county, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty with no option to purchase.

Pinon Project – Tomera Lease

  In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessor will retain a 5% net smelter royalty.

In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Pinon Project properties.

B. Liquidity and capital resources.

The only source of capital presently available to the
  Company is equity financing. In order for the Company to raise funds to carry on its ongoing exploration programs, the Company has in the past and may in the future arrange private placement subscriptions, either for shares, flow-through shares, special warrants or units comprised of shares and share purchase warrants.

On April 17, 2002, the Company entered into an agreement with an unrelated party (the
  "Lender") to obtain a $5,000,000 financing facility. The agreement stipulated that the Company deposit with the Lender an interest earning refundable contingency fee of
  1.5% of the facility ($75,000) which will be held in trust until the loan is advanced.

On May 2, 2002, the Company completed a private placement of 7 million shares of the Company at Canadian $0.15 per share for proceeds of Canadian $1,050,000
  (approximately US $650,000).

Due to the nature of the Company’s mining business, the
  acquisition, exploration, and, if warranted, the development of mining properties requires significant expenditures prior to achieving commercial production. Royal Standard will seek to finance such expenditures through the sale of equity, joint venture arrangements with other mining companies or the sale of interests in its properties. There can be no assurance, however, that the Company will be successful in raising capital on acceptable terms or in amounts sufficient to finance exploration expenditures and/or satisfy its commitments under its agreements with third parties. In the event that the Company does not raise capital as planned, it will forfeit its rights to the properties, including the sums expended through the dates of such forfeitures. See Item 3.D. – Key Information
  - Risk Factors.

C. Research and development, patents and licenses, etc.

See Items 4.B. and 5. A. above.

D. Trend information.

See Items 4.B. and 5. A. above.

Item 6. Directors, Senior Management and Employees A. Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Royal Standard.

NAME
       OFFICE
HELD
SINCE

      Roland M. Larsen
Heathsville, VA
      President, Chief
Executive Officer and Director
May, 1996

      Kimberly L. Koerner
Jersey City, NJ
      Director &
Treasurer
May, 2001

      MacKenzie I. Watson
Monteral, Quebec
Director
May, 1996

      James C. Dunlop
Toronto, Ontario
Director
May, 1996

The following discussion provides information on the
  principal occupations of the above-named directors and executive officers of the Company within the preceding five years.

Roland M. Larsen

Mr. Larsen has 30 years of experience in the natural resource industry, both in exploration and management roles. From November 1993 to the present, he has been serving as the President of Sharpe Resources Corporation, a junior natural resource issuer. From 1981 to 1991, Mr. Larsen served District/Regional Exploration
  Manager with Inc. and BHP Minerals, Inc., both of which are junior natural resource issuers. Earlier in his career, he worked with BHP Minerals International Inc. for a period of ten years, where he was the Exploration Manager of the Eastern United States and
  the North Atlantic Region. Prior to that he was the Senior Geologist for NL Industries,
  Inc. In addition, he has several years of experience working with consulting engineering firms including Derry, Michner and Booth, and Watts Griffis & McOuat Limited. He is a
  member of the Society of Economic Geologists, the American Association of Professional
  Geologists and the Society of American Institute of Mining, Metallurgy, and Exploration
  Inc.. Mr. Larsen holds a B.Sc. and M.Sc. degrees in geology.

Kimberly L. Koerner

Ms. Koerner is a Financial Coordinator with Argent Ventures, LLC in
  New York, New New York. She has been serving as the Treasurer of the Company from May 1996 to the present. Ms. Koerner has also been serving as the Secretary and Treasurer of Sharpe
  Energy Company, a U.S. subsidiary of Sharpe Resources Corporation, from November, 1995 to the present. From April 1992 to February 1994, she served as the Assistant Director of the
  National Association of Printing and Publishing Technology, a trade association. Mrs.
  Koerner has B.Sc. degree in Finance from the University of South Carolina.

MacKenzie I. Watson

From October 1986 to the present, Mr. Watson has been the Chief
  Executive Officer and a director of Freewest Resources Inc., a junior natural resource issuer. A geological consultant, he also serves as a director of Sharpe and as President and a director of Consolidated Gold Hawk Resources Inc., a junior natural resource issuer.
  He was involved in the discovery of the Holloway Gold deposit in the Province of Ontario with Hemlo Gold Mines. Earlier in his career, he was President and Exploration Manager of
  Lynx-Canada Exploration Ltd., which, under his leadership, discovered numerous precious, base metals and coal deposits. Prior thereto, he was a project geologist for the Icon
  Syndicate, where he participated in the discovery of the Sullivan Mines in Chibougamau,
  Quebec. He is currently a director of the Prospectors and Developers Association of
  Canada. Mr. Watson holds a B.Sc. from the University of New Brunswick.

James C. Dunlop

From October 1994 to the present, Mr. Dunlop has been serving as the Managing Director of Canada Trust Investment Group Inc., a subsidiary of Canada Trust.
  He also serves as a director of Sharpe. From October 1986 to October 1994, he served as the Senior Vice President of CIBC-Investment Management Corp. Since graduating with a B.A.
  from University of Western Ontario in 1972, Mr. Dunlop has worked at increasingly senior positions within the Canadian investment community. Royal Standard benefits from Mr.
  Dunlop’s counsel on economic and commodity matters and from his contacts in the investment community.

B. Compensation.

Compensation of Officers

  The following table, presented in accordance with the Regulation made under the Securities
  Act (Ontario), sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the 12 months ended January 31, 2003, 2002, and 2001 in respect of the individual who was, as at January 31, 2002, the President and Chief
  Executive Officer of the corporation (the "Named Executive Officer"). Other than the Named Executive Officer, no executive officer received salary and bonuses in excess of
  $100,000 in any such periods.

Annual Compensation
Long Term Compensation

       Name
and Principal Position
Year
       Salary
(US$)
       Bonus
(US$)
       Other
Annual Compensation (US$)
       Securities
Under Options Granted (#)
       Restricted
Shares or Restricted Share Units (US$)
       LTIP
Payouts (US$)
       All
Other Compensation(1) (US$)

      Roland M. Larsen
President & CEO
      2003(2)
      2002(4)
2001(6)
       Nil
      Nil
Nil
       Nil
      Nil
Nil
       Nil
      Nil
Nil
       480,000(3)
      500,000(5)
265,000(7)
       Nil
      Nil
Nil
       Nil
      Nil
Nil
       Nil
      Nil
Nil

Notes:

1.  The aggregate
  value of all other compensation paid to the Named Executive Officer did not exceed $50,000
  or 10% of the total of such     officer's respective salary and bonus
  in any year.

  2.  For the twelve months ended January 31, 2003.

  3.  Options issued on April 24, 2002 having an exercise price of $0.26 and expiry date on April 24, 2007.

  4.  For the twelve months ended January 31, 2002.

  5.  Options issued on May 25, 2001, having an exercise price of $0.17 and an expiry date on May 25, 2006.

  6.  For the twelve months ended January 31, 2001.

  7.  Options issued on May 4, 2000, having an exercise price of $0.15 and an expiry date of May 4, 2005.

Stock Option Plan

  The Corporation maintains a stock option plan (the "Stock Option
  Plan") for directors, officers, consultants who provide ongoing services, and employees of the Corporation and its affiliates. The purpose of the Stock Option Plan is to attract, retain and motivate management, staff and consultants by providing them with the opportunity, through options, to acquire a proprietary interest in the corporation and benefit from its growth. The Stock Option Plan provides that a total of 4,000,000 Common shares are reserved for grants of options and that the number of common Shares reserved for issuance to any one person pursuant to options shall not exceed 5% of the issued and outstanding Common Shares of the Corporation.

With respect to insiders, the Stock Option Plan provides that Common
  Shares reserved for issuance pursuant to options granted to insiders shall not exceed 10%
  of the issued and outstanding Common Shares of the Corporation and that the number of
  Common shares which may be issued to insiders under the Stock Option Plan within a one-year period shall be limited to 10% of the issued and outstanding Common Shares of the
  Corporation, with no more than 5% issued to any one insider and his associates. The options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of the options is fixed by the board of directors at the market price of the Common Shares at the time of grant, subject to all applicable regulatory requirements.

Under the terms of the Stock Option Plan, the board of directors may, at its discretion, grant financial assistance to holders wishing to exercise their options. Any such financial assistance will include, as part of its conditions, the grant of a lien on the Common Shares issuable on exercise of the options.

The following table sets forth details with respect to options to purchase Common Shares that are outstanding under the Stock Option Plan as of January 31,
  2003.

Holder

Date of Grant
       Common shares
Under Option (#)
       Exercise Price
($/Share)

Expiration Date

      Executive Officers as a group (2 in
total)
       April 25, 2002
      April 25, 2002
      May 13, 2002
      May 25, 2001
      May 4, 2000
May 4, 2000
       480,000
      480,000
      405,000
      380,000
      265,000
100,000
       0.26
      0.26
      0.40
      0.17
      0.23
0.23
       April 25, 2007
      April 25, 2007
      May 13, 2007
      May 25, 2006
      May 4, 2005
May 4, 2005

      Directors who are not also
executive officers, as a group (2 in total)
       May 13, 2002
      May 13, 2002
      May 4, 2000
May 4, 2000
       100,000
      150,000
      125,000
105,000
       0.40
      0.40
      0.23
0.23
       May 13, 2007
      May 13, 2007
      May 4, 2005
May 4, 2005

Others
May 25, 2001
500,000
0.17
May 25, 2006

The following options were exercised during the fiscal year
  ended January 31, 2003.

Name
       Securities
Acquired on Exercise (#)
       Aggregate
      Value Realized
($)

      Executive Officers as a group
(2 in total)

660,000

$104,600

      Directors who are not also
      executive officers, as a group
(2 in total)

250,000

$42,500

  Compensation of Directors

Directors who are not officers of the corporation are not currently paid any fees for their services as directors; however, such directors are entitled to receive compensation from the corporation to the extent that they provide services to the corporation. Any such compensation is based on rates that would be charged by such a director for such services to an arm's length party. During the twelve months ended
  January 31, 2003, no such services were rendered and, accordingly, no compensation was paid.

Directors who are not officers are also entitled to participate in the
  Corporation's Stock Option Plan and, at the time of joining the board, directors may be granted options to purchase Common Shares. During the twelve months ended January 31,
  2003, options were granted to acquire 1,615,000 common shares of the Corporation to directors of the Corporation under the Corporation's Stock Option Plan, 960,000 at an exercise price of $0.26 and 655,000 at an exercise price of $0.40.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended January 31, 2003. There are no pension plan benefits in place for the Named Executive Officer and none of the Named Executive
  Officer, officers or directors of the Corporation are indebted to the Corporation. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

Compensation Policy

The executive compensation policy of the Corporation is determined with a view to securing the best possible talent to run the Corporation. Executives expect to reap additional income from the appreciation in the value of the Common Shares they hold in the
  Corporation, including stock options.

Salaries are commensurate with those in the industry with additional options awarded to executive officers in lieu of higher salaries. Bonuses may be paid in the future for significant and specific achievements, which have a strategic impact on the fortunes of the Corporation. Salaries and bonuses are determined on a judgmental basis after review by the board of directors of the contribution of each individual, including the executive officers of the Corporation. Although they may be members of the board of directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus. In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

The grant of stock options under the Corporation’s Stock Option
  Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Corporation.

C.  Board practices.

In April 2003 the Company implemented new corporate governance policies pursuant to which the Company has begun to implement new, improved corporate governance practices.

Responsibilities of the Board of Directors

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities. Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the
  Company’s principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks. On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities. The performance of management, including the Company’s Chief Executive
  Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. The Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company (i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective. Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded.

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company’s policy, investments and other similar expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board.

Following are the principles of the Company’s corporate governance arrangements:

  Subject to the relatively small size of the Company and to business needs, the size of the Board must be kept to a sufficiently low number to facilitate open and effective dialogue and full participation and contribution of each Director.

  The Board must function as a cohesive team, with shared responsibilities and accountabilities that are clearly defined, understood and respected.

  The Board must have the ability to exercise all its supervisory responsibilities independent of any influence by management.

  The Board must have access to all the information needed to carry out its full responsibilities. Information must be available in a timely manner and in a format conducive to effective decision making.

  The Board must develop, implement, and measure effective corporate governance practices, processes and procedures.

Committees of the Board

There currently are two committees of the board of directors. The board does not have, nor does it currently intend to form, a nominating committee. It is the view of the board of directors that its current size (four) is small enough to make such additional committees counter productive. In addition to regularly scheduled meetings of the board, its members are in continuous contact with one another and with the members of senior management. If the size of the board were to be enlarged or if the Company were to undergo a substantial change in its business and operations, consideration would at that point be given to the formation of additional committees, including a nominating committee. The mandate and activities of each of the Company’s committees are as follows:

Audit Committee

The objectives of the Audit Committee include the following:

  to assist the Board in the discharge of its responsibilities to monitor the audit process and the integrity of the Company’s financial reporting;

  to provide independent and direct communication channels between the Board, the committee, and the external auditors;

  to enhance the quality of the Company’s financial reporting;

  to ensure that the external auditors remain ultimately accountable to the Board and the
      Audit Committee as representatives of the shareholders;

  to monitor the independence of the external auditors and of the director of internal audit; and

  to maintain the credibility and objectivity of financial reports and to satisfy itself as to the adequacy of the supporting systems of internal accounting controls.

In order to achieve such objectives, after reviewing the Company’s annual financial statements with management and the external auditors, the Audit Committee recommends their approval to the Board. The Audit Committee oversees the Company’s continuing compliance with its obligations relating to the disclosure of financial and related information. The committee also reviews the selection of, and changes in, accounting policies and practices, including from a quality and an acceptability standpoint, the use of any alternative treatments of financial information discussed with management and the ramification of their use and the external auditors’ preferred treatment, and satisfies itself as to the effectiveness of the audit plan developed by the
  Company’s external auditors and of the control systems and procedures developed and implemented by the Company’s internal audit department. The committee meets with external auditors, with and without management, to consider the results of their audits
  (including appropriate internal controls) and to review management’s financial stewardship.

The Audit Committee may, whenever it may be appropriate to do so, retain and receive advice from experts, and the Company must ensure that funding is available to the committee in respect of such activities. As part of its function, the Audit Committee reviews and approves estimated audit and non-audit related fees and expenses, including all non-audit services, permitted by securities legislation and stock exchange rules, that are proposed to be provided by the external auditors prior to the commencement of such services. The committee also recommends to the Board the selection of the Company’s external auditors for appointment by the shareholders, is responsible for the evaluation of the external auditors and to ensure that they receive appropriate compensation from the
  Company.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company’s corporate governance practices. The mandate of the committee includes:

  developing criteria governing the size and overall composition of the Board;

  conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;

  recommending new nominees for the Board (in consultation with the Chairman and the Chief
      Executive Officer); and

  recommending the compensation of directors

  ensuring that the Company’s policy on disclosure and insider trading, including communication to the different stakeholders about the Company and its subsidiaries, documents filed with securities regulators, written statements made in documents pertaining to the Company’s continuous disclosure obligations, information contained on the Company’s Web site and other electronic communications, relationships with investors, the media and analysts is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

The committee also coordinates the annual evaluation of the Board, the committees of the Board and individual directors. All issues identified through this evaluation process are then discussed by the Corporate Governance Committee and are reported to the Board. Finally, it also has the responsibility for annually initiating a discussion at the Board level on the performance evaluation and remuneration of the
  President and Chief Executive Officer.

Conflicts of Interest

Some of the directors and officers of Royal Standard also serve as directors and officers of other companies involved in the resource exploration sector.
  Consequently, there exists a possibility for any such officer or director to be placed in a position of conflict. Each such director or officer is subject to fiduciary duties and obligations to act honestly and in good faith with a view to the best interests of the
  Company. Similar duties and obligations will apply to such other companies. Thus any future transaction between the Company and such other companies will be for bona fide business purposes and approved by a majority of disinterested directors of the Company.

D. Employees.

In addition to the officers and directors, the company has one full time employee, Timothy D. Master, Exploration Manager. He has more than 25 years of experience in exploration and development of gold-silver, base metals and uranium deposits in the US. He has spent the last 13 years in Nevada gold exploration and reserve delineation. He has worked as a staff geologist for Chevron Resources, Gencor, Western
  States Minerals, Atlas Minerals, Callahan Mining and Western Mine Development.
  Consulting-contract positions were held with Weyerhaeuser, Kennecott, Glamis and Echo Bay.
  His experience includes generative prospect identification, acquisitions and reserve definition, both surface and underground. His current position has focused on the acquisition and delineation of shallow underground mineable reserves at Manhattan and other promising projects in Nevada. He is a member of SEG and has a M.S. degree in geology from the University of Wyoming.

E. Share ownership.

Name

Office Held
      Number of Common Shares
Beneficially Owned or Over Which Control is Exercised[1]

Roland M. Larsen
President, CEO & Director
661,487

Mackenzie I. Watson
Director
373,000

James C. Dunlop
Director
76,000

Kimberly L. Koerner
Director
163,000

1. The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the corporation has been furnished by the respective individuals.

Item 7. Major Shareholders and Related Party Transactions Major
  Shareholders

The following table shows as at May 13, 2003, each person who is known to the Corporation, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the
  Corporation entitled to be voted.

Name of Shareholder

Securities Owned, Controlled or Directed
       Percentage of
the Class of Outstanding Voting Securities of the Corporation (1)

      CDS & Co. (2)
Toronto, Ontario
       13,304,398
Common Shares

47.28%

  Based on 28,141,338 Common Shares issued and outstanding as at May 13, 2003.

  This is a nominee account. To the knowledge of the Corporation, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

B. Related party transactions.

  No director, senior officer, principal holder of securities or any associate or affiliate thereof of Royal Standard or the Company has any interest, directly or indirectly, in any material transaction or in any proposed material transaction with Royal
  Standard.

C. Interests of experts and counsel.

  Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

  Following is a list of financial statements filed as part of the annual report under
  Item #17 :

  Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2003

  Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2003 and
      2002

  Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for
      the years ended January 31, 2003, 2002, 2001

  Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2003, 2002, 2001

  Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

The consolidated financial statements of Royal Standard Minerals Inc.
  were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note
  #13 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

B. Significant Changes.

  In April 2002, the Company entered into an Option to Purchase Agreement for the
  Como gold-silver project located in Lyon County Nevada. The terms of the transaction include payments of $25,000 in years one and two (paid up for four years) commencing May
  2002 for a seven year option and a 4% net smelter royalty. The Company can acquire the property and the royalty for $1 million or a production payout capped at $2 million.

On May 2, 2002, the company completed a private placement of 7 million shares of the Company at Canadian $0.15 per share for proceeds of Canadian $1,050,000
  (approximately US $650,000).

In October 20, 2002 the Company purchased a 30% non-operating interest in the Pinon Project from Crown Resources Corporation for 1 million common shares of the
  Company. RSM currently controls 100% interest in this project.

Item 9. The Offer and Listing Offer and listing details.

The only share capital of Royal Standard is its Common Shares. The
  Common Shares of Royal Standard are without nominal or par value. Each Common Share ranks equally with all other Common Shares with respect to dissolution, liquidation or winding-up of Royal Standard and payment of dividends. The holders of Common Shares are entitled to one vote for each share held of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of Royal Standard out of funds legally available therefor and to receive pro rata the remaining property of Royal Standard on dissolution. The holders of
  Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common
  Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

The following table sets forth the reported high and low sales prices
  (stated in Canadian currency) and the average daily trading volume of the outstanding
  Common Shares on the Montreal Exchange for the periods January 1997 through September 2001 and the TSX Venture Exchange for the periods October 2001 through December 2002.

High

Low
Average Daily Volume

January 1, 1997
to
March 31, 1997
$1.20
$0.70
20,200

April 1, 1997
to
June 30, 1997
$1.14
$0.70
17,200

July 1, 1997
to
September 30, 1997
$0.85
$0.50
19,533

October 1, 1997
to
December 31, 1997
$1.50
$0.50
30,200

January 1, 1998
to
March 31, 1998
$0.80
$0.27
10,533

April 1, 1998
to
June 30, 1998
$0.45
$0.15
14,033

July 1, 1998
to
September 30, 1998
$0.40
$0.10
23,100

October 1, 1998
to
December 31, 1998
$0.20
$0.05
22,200

January 1, 1999
to
March 31, 1999
$0.25
$0.10
32,900

April 1, 1999
to
June 30, 1999
$0.13
$0.05
14,666

July 1, 1999
to
September 30, 1999
$0.19
$0.05
43,833

October 1, 1999
to
December 31, 1999
$0.12
$0.03
21,133

January 1, 2000
to
March 31, 2000
$0.17
$0.03
42,933

April 1, 2000
to
June 30, 2000
$0.39
$0.13
57,033

July 1, 2000
to
September 30, 2000
$0.28
$0.11
10,467

October 1, 2000
to
December 31, 2000
$0.27
$0.11
25,867

January 1, 2001
to
March 31, 2001
$0.30
$0.11
11,500

April 1, 2001
to
June 30, 2001
$0.18
$0.06
7,789

July 1, 2001
to
September 30, 2001
$0.13
$0.06
7,667

October 1, 2001
to
December 31, 2001
$0.09
$0.04
9,750

January 1, 2002
to
March 31, 2002
$0.34
$0.07
52,546

April 1, 2002
to
June 30, 2002
$0.48
$0.20
76,899

July 1, 2002
to
September 30, 2002
$0.35
$0.17
51,437

October 1, 2002
to
December 31, 2002
$0.36
$0.20
31,354

January 1, 2003
to
March 31, 2003
0
0
0

B. Plan of Distribution

  Not Applicable

C. Markets

  The Common Shares have been listed for trading on the TSX Venture Exchange (formerly the CDNX) since October 2001 under the trading symbol "RSM". The common shares were traded on the Montreal Exchange from June 28, 1996 until October 2001. Prior to such date, there was no established trading market for the Common Shares and no quotations or prices are available because of the sporadic and very limited trading that took place.

The common shares are also listed on the US-OTC Bulletin Board under the symbol "RYSMF".

D. Selling shareholders.

  Not Applicable

E. Dilution.

  Not Applicable

F. Expenses of the issue

  Not Applicable

Item 10. Additional Information

A. Share capital.

  Not applicable

B. Memorandum and articles of association.

  These documents were filed with the registration statement in November 1996.

C. Material contracts.

  There are no material contracts.

D. Exchange controls.

  There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, including foreign exchange controls, or that affects the remittance of dividends, interest or other payments to non-resident holders of Common Shares, other than withholding tax requirements and potential capital gain on the disposition of the
  Common Shares under certain circumstances. (See Item 10. E. - Taxation.)

There is no limitation imposed by Canadian law or by the Articles or other charter documents of the Company on the right of a non-resident to hold or vote
  Common Shares, other than as provided by the Investment Canada Act (Canada) as amended, including as amended by the World Trade Organization Implementation Act (Canada). The
  following summarizes the principal features of the Investment Canada Act for non-Canadians who propose to acquire Common Shares.

The Investment Canada Act (the "Act") enacted on June 20,
  1985, as amended, including as amended by the World Trade Organization Implementation Act
  (Canada), requires notification and, in certain cases, advance review and approval by the
  Government of Canada of the acquisition by a "non-Canadian" of
  "control" of a "Canadian business," all as defined in the Act.
  "Non-Canadian" generally means an individual who is not a Canadian citizen or permanent resident, or a Corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians. For purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the
  Canadian business, or the direct or indirect acquisition of voting interests or shares in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business whether or not the controlling entity is Canadian. Under the Act, control of a Corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a Corporation, and is presumed to be acquired where at least one-third, but less than a majority, of the voting shares of a Corporation or of an equivalent undivided ownership interest in the voting shares of a Corporation are acquired unless it can be established that the Corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

All investments to acquire control of a Canadian business are notifiable, unless they are reviewable. Investments requiring review and approval include:
  (i) a direct acquisition of control of a Canadian business with assets with a value of
  Cdn. $5,000,000 or more; (ii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $50,000,000 or more; and
  (iii) an indirect acquisition of control of a Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $5,000,000 or more and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by a "WTO Investor" (generally, nationals or permanent residents of World Trade Organization member states, or entities controlled by residents or nationals of WTO member states) or the Canadian business is controlled by a WTO
  Investor, the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is Cdn. $160,000,000 in constant
  1995 dollars as determined in accordance with the Act. Indirect acquisitions of Canadian businesses by or from WTO Investors are not subject to review. The United States is a WTO member state.

Special rules apply with respect to investments by non-Canadians
  (including WTO Investors) to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada’s cultural heritage or national identity.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Investment Review
  Division of Industry Canada prior to the investment taking place and the investment may not be normally implemented until the review has been completed and ministerial approval obtained.

The Investment Review Division will submit the application for review to the Minister of Industry (Canada), together with any other information or written undertakings given by the acquirer and any representations submitted to the division by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of "net benefit to
  Canada," taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors considered are: (i) the effect of the investment on the nature and level of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in
  Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

Within 45 days after completed application for review has been received, the Minister must notify the investor that (a) he is satisfied that the investment is likely to be of "net benefit to Canada," or (b) he is unable to complete his review in which case he shall have 30 additional days to complete his review
  (unless the investor agrees to a longer period) or (c) he is not satisfied that the investment is likely to be of "net benefit to Canada." If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of
  "net benefit to Canada."

Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of "net benefit to Canada," the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any further period that is agreed upon between the investor and the Minister).
  On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of
  "net benefit to Canada." In the latter case, the investor may not proceed with the investment, or if the investment has already been implemented, must divest itself of control of the Canadian business.

No securities of the Company are subject to escrow.

Pursuant to an escrow agreement dated June 17, 1996, (the "Escrow
  Agreement"), among the Company, Montreal Trust Company (the "Trustee"), and
  Sharpe, as the escrowed shareholder, an aggregate of 5,061,615 Common Shares of the
  Company are held by the Trustee in escrow. The Escrow Agreement was entered into as a condition of the Montreal Exchange approving the listing of the Company's Common Shares on the Montreal Exchange. The first 250,000 Common Shares are released in accordance with the provisions of Section 5 of General Policy Q-4 of the Quebec Securities Commission, and the
  balance are released upon a mineral property being placed in commercial production. The escrow agreement expired on November 30, 2001 and as a result the Quebec Securities
  Commission canceled all of the escrow shares granted under the June 17, 1996 agreement.

E. Taxation.

  The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company’s Common Shares, as well as any consequences arising under US federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for
  Canadian tax purposes, the purchasers or shareholders (i) deal at arm’s-length with the Company, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

Dividends paid to US residents by the Company on the Common Shares generally will be subject to Canadian non-resident withholding taxes. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the
  Common Shares on redemption or a purchase for cancellation of such shares by the Company
  (other than purchases on the open market). For US corporations owning at least 10% of the voting stock of the Company, the dividends paid by the Company are subject to a withholding tax rate of 6% in 1996 and 5% thereafter under the Canada-U.S. Income Tax
  Convention (1980), as amended by the Protocol signed on March 17, 1995 (the
  "Treaty"). For all other US shareholders, the Treaty reduces the withholding tax rate from 25% to 15% of the gross dividend. Other applicable tax treaties may reduce the
  Canadian tax rate for other Non-Resident Holders.

A Non-Resident Holder will generally not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are
  "taxable Canadian property" within the meaning of the Income Tax Act (Canada).
  Generally, the Common Shares would not be taxable Canadian property unless the
  Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common Shares owned not less than 25% of the issued shares of any class of the capital stock of the Company. Under the Treaty, a resident of the
  United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common Shares which constitute "taxable Canadian property", provided that the value of the Common Shares at the time of disposition is not derived principally from real property located in Canada.

F. Dividends and paying agents.

  Not applicable.

G. Statement by experts.

  Not applicable.

H. Documents on display.

  Company documents can be reviewed at 3258 Mob Neck Road, Heathsville, VA 22473 or 1311
  N. McCarran Blvd., Suite 105, Sparks, NV 89431. You can also obtain copies by writing to either of these addresses.

I. Subsidiary Information.

  Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

At January 31, 2003, the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe Resources, receivables and payables and accruals. The
  Shares of Sharpe Resources have been written down to market value. The Company estimates that the fair value of its other financial assets and liabilities approximates the carrying values due to their short-term nature.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

There have been none.

Item 14. Material Modifications to the Rights of Security Holders and Use of
  Proceeds.

There have been none.

Item 15. Controls and Procedures

Based on their evaluation as of a date within ninety days of the filing date of this Annual Report on Form 20-F, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the
  "Exchange")) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in
  Securities and Exchange Commission rules and forms. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16. [Reserved]

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

  Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2003

  Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2003 and
      2002

  Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for
      the years ended January 31, 2003, 2002, 2001

  Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2003, 2002, 2001

  Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

The consolidated financial statements of Royal Standard Minerals Inc.
  were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note
  #13 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

Auditors' Report

  To the Shareholders of

Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard
  Minerals Inc. as at January 31, 2003 and 2002 and the consolidated statements of exploration properties, operations and deficit and cash flows for each of the years in the three year period ended January 31, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated
  financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2003 in accordance with Canadian generally accepted accounting principles.

\s\ Grant Thornton LLP

      Toronto,
Canada
      Grant
Thornton LLP

      April
17, 2003
      Chartered
Accountants

Comments by Auditors on United States of
    America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audit in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated April 17, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

\s\ Grant Thornton LLP

      Toronto,
Canada
      Grant
Thornton LLP

      April
17, 2003
      Chartered
Accountants

Royal Standard Minerals Inc.

  Consolidated Balance Sheets

  (Expressed in United States Dollars)

January 31
2003

2002

Assets

Current

Cash and cash equivalents
$283,030

$554,925

Funds held in trust (Note 3)
75,000

-

Marketable securities (Note 4)
8,000

47,000

Receivables
11,723

18,043

377,753

619,968

Exploration properties (Note 5)
781,039

113,078

Equipment (Note 6)
53,688

-

$1,212,480

$733,046

Liabilities

Current

Payables and accruals
$82,300

$45,905

Shareholders’ Equity

Capital stock (Notes 7)
6,527,565

5,667,723

Contributed surplus (Note 7)
1,425,413

1,425,413

Deficit
(6,822,798)

(6,405,995)

1,130,180

687,141

$1,212,480

$733,046

The Company and operations (Note 1)

  Commitments (Note 5)

On behalf of the Board

\s\ Roland M. Larsen
Director

\s\ Kimberley L. Koerner
Director

Royal Standard Minerals Inc.

  Consolidated Statements of Exploration Properties

  (Expressed in United States Dollars)

       Opening
Balance

Additions

Written Off

       Closing
Balance

Year Ended January 31, 2003

Gold Wedge Project
$14,821

$166,248

$ -

$181,069

Manhattan Project
87,313

49,243

-

136,556

Ruby Ridge Project
4,007

23,440

-

27,447

Como Project
-

52,132

-

52,132

Railroad Project
-

70,983

-

70,983

Pinon Project
-

299,456

-

299,456

Other
6,937

6,459

-

13,396

$113,078

$667,961

$ -

$781,039

Year Ended January 31, 2002

Gold Wedge Project
$ -

$14,821

$ -

$14,821

Manhattan Project
-

87,313

-

87,313

Minnesota-Duluth Project
15,500

9,530

25,030

-

Ruby Ridge Project
-

4,007

-

4,007

Simba Project
33,880

-

33,880

-

Other
-

6,937

-

6,937

$49,380

$122,608

$58,910

$113,078

Year Ended January 31, 2001

Bend Project
$ -

$19,717

$19,717

$ -

Bousquet and Chibex Properties
872,068

-

872,068

-

Minnesota-Duluth Project
-

15,500

-

15,500

Pinon Project
1,502,719

27,188

1,529,907

-

Simba Project
-

33,880

-

33,880

Victoria East Project
75,070

-

75,070

-

Other
500

-

500

-

$2,450,357

$96,285

$2,497,262

$49,380

Royal Standard Minerals Inc.

  Consolidated Statements of Operations and Deficit

  (Expressed in United States Dollars)

Years Ended January 31
2003

2002
2001

Revenue

Interest
$-

$10,332
$8,282

Expenses

General and administrative
294,083

59,830
70,696

General exploration
27,752

84,860
(13,538)

Depreciation
8,763

-
-

330,598

144,690
57,158

Loss before the following
(330,598)

(134,358)
(48,876)

Recovery of advances to related company

previously written off (Note 4)
-

479,340
-

Write off of exploration properties
-

(58,910)
(2,497,262)

Recovery of (write down of) marketable securities
(39,000)

11,000
(41,477)

Repayment of interest (Note 4)
(67,117)

-
-

Foreign exchange (loss) gain
19,912

(1,424)
(9,877)

      Net
(loss) earnings before income taxes
(416,803)

295,648
(2,597,492)

Income taxes (Note 10)
-

-
-

Net (loss) earnings
$(416,803)

$295,648
$(2,597,492)

Earnings (loss) per common share (Note 9

Basic
$(0.02)

$0.02
$(0.15)

Diluted
$(0.02)

$0.01
$(0.15)

Deficit at beginning of year
$(6,405,995)

$(6,701,643)
$(4,104,151)

Net (loss) earnings
(416,803)

295,648
(2,597,492)

Deficit at end of year
$(6,822,798)

$(6,405,995)
$(6,701,643)

Royal Standard Minerals Inc.

  Consolidated Statements of Cash Flows

  (Expressed in United States Dollars)

  Years Ended January 31

2003
2002
2001

Increase (decrease) in cash and cash equivalents

Operating activities

Net (loss) earnings
$(416,803)
$295,648
$(2,597,492)

Operating items not involving cash

Depreciation
8,763
-
-

Write off of exploration properties
-
58,910
2,497,262

Write down of (recovery of)

marketable securities
39,000
(11,000)
41,477

Decrease (increase) in receivables
6,320
(3,809)
(3,092)

Increase (decrease) in payables and accruals
36,395
13,004
(28,543)

(326,325)
352,753
(90,388)

Financing activity

Increase in funds held in trust
(75,000)
-
-

Issue of common shares, net of issue costs
688,717
123,052
377,614

613,717
123,052
377,614

Investing activities

Exploration properties
(496,836)
(122,608)
(96,285)

Purchase of equipment
(62,451)
-
-

(559,287)
(122,608)
(96,285)

Cash and cash equivalents

Net (decrease) increase
(271,895)
353,197
190,941

Beginning of year
554,925
201,728
10,787

End of year
$283,030
$554,925
$201,728

Supplemental cash flow information

Cash and cash equivalent consists of:

Cash
$94,540
403,002
8,839

Term deposits
188,490
151,923
192,890

283,030
554,925
201,728

Interest paid
$ -
$ -
$ -

Income taxes paid
$ -
$ -
$ -

Non-cash financing and investing activity:

            Issue of common shares for
exploration

properties
$171,125
$ -
$ -

Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

1. The Company and operations

Royal Standard Minerals Inc. (the "Company") is a
  publicly held company, engaged in the acquisition, exploration and development of resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin
  Board.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the
  Company to raise alternative financing, if necessary, or alternatively upon the
  Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in
  accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc.,
  Pinon Exploration Corporation Standard Energy Inc., and Manhattan Mining Co., all United
  States companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United
  States ("US GAAP") which affect the Company is contained in Note 13.

Use of estimates

The preparation of financial statements
  in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

2. Summary of significant accounting policies (continued)

Cash and cash equivalents

Cash and cash equivalents includes cash and term deposits at Canadian and United States financial institutions.

Equipment

Equipment is recorded at cost less accumulated depreciation.
  Depreciation is provided using the declining balance method using the following rates:

Exploration equipment
- 30%

Office equipment
- 20%

Exploration properties

All direct costs associated with exploration properties are capitalized as incurred. If a property proceeds to development, these costs become part of preproduction and development costs of the mine. If a property is abandoned or continued
  exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

The amounts capitalized at any time represent costs to be charged against future operations and do not necessarily reflect the present or future values of particular properties.

Stock-based compensation plans

Effective February 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based
  Payments. This section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after fiscal years beginning January 1, 2002.

The Company, as permitted by Section 3870, has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after February 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

2. Summary of significant accounting
  policies (continued)

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing the earnings
  (loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Foreign currency translation

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in
  Canadian funds are translated into United States funds at period end rates of exchange.
  Other assets and liabilities and capital stock of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations.

Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

3. Funds held in trust

On April 17, 2002, the Company entered
  into an agreement with an unrelated party (the "Lender") to obtain a $5,000,000 financing facility. The agreement stipulated that the Company deposit with the Lender an interest earning refundable contingency fee of 1.5% of the facility ($75,000) which will be held in trust until the loan is advanced.

The agreement’s closing date originally set to June 30, 2002, was later extended to June 17, 2003. If this agreement is closed on or before May 1, 2003, the
  Lender will disburse the funds to the Company, net of closure fees of 3.5% of the facility
  ($175,000). In addition, the Company will issue 1,000,000 share purchase warrants to the
  Lender. Each warrant will entitle the Lender to acquire one common share of the Company.
  The price of the warrants will be set, based upon the 10 day moving average of the stock price prior to the closing date and will have a two year term from the date of closing.

4. Sharpe Resources Corporation

Marketable securities

Marketable securities consist of common
  shares of Sharpe Resources Corporation ("Sharpe Resources") a publicly held
  Canadian company, engaged in the exploration for and production of petroleum and natural gas properties in the United States. Sharpe Resources is considered to be related to the
  Company because of common management.

The shares are carried at the lower of cost
  and quoted market values.

Advances

At January 31, 2001, advances to Sharpe
  Resources amounted to $476,594. The advances, which were unsecured and bore interest at prime plus 2% per annum, were fully written off in fiscal 1999, having been written down in previous years.

In fiscal 2002, the Company recovered $479,340 from Sharpe Resources representing the outstanding balance plus accrued interest which recovery was recorded in the operations for that year.

In fiscal 2003, the Company agreed to repay the interest collected from
  Sharpe Resources in connection with the $479,340 recovered in fiscal 2002. The interest amounted to $67,117 of which $31,000 has been repaid. The balance of $36,117 at January
  31, 2003 has been included in payables and accruals.

Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

5. Exploration properties

Nevada Projects

In fiscal 2002 and 2003, the Company entered into certain option agreements to purchase up to 100% interests in patented and unpatented lode mining claims in Nye, Elko and Como-Lyon Counties, Nevada. Details of the option agreements are as follows:

Project
Required Cash Payments to Optionors
Royalty
Exercise of Option

       Gold Wedge
Nye County
       Commencing in fiscal 2002. $5,000 each
      in first two years; $10,000 in third year,
      $15,000 in fourth year and
$20,000 each in fifth and sixth years
3% NSR
      July
2006 - $200,000

       Manhattan
Nye County
       Commencing in fiscal 2002. $1,000 per
      month from August 2001 to August 2002;
      $2,000 per month from
September 2002 to July, 2006.
5% NSR
      August
2006 - $500,000

       Ruby Ridge
Elko County
       Commencing in fiscal 2002. $34,000
from August 2001 to August, 2005.
2.5% NSR
      August
2006 - $400,000

       Como
Como-Lyon County
       Commencing in fiscal 2003. $25,000 in
      years one and two covering years three
      and four, $20,000 in year five $25,000
in year six
4% NSR
      May
2008 - $1,000,000

       Railroad
Elko County
       Commencing in fiscal 2003. $15,000 in
      the first year and increases by $5,000
each of the next six years
5% NSR
      August
2008 - $2,000,000

Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

5. Exploration properties (continued)

Pinon Project - Cord Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty with no option to purchase.

Pinon Project - Tomera Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessor will retain a 5% net smelter royalty.

In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Pinon Project properties.

6. Equipment

2003

2002

Cost

Exploration equipment
$50,346

$ -

Office equipment
12,105

-

62,451

-

Accumulated depreciation

Exploration equipment
7,552

-

Office equipment
1,211

-

8,763

-

Net carrying value

Exploration equipment
42,794

-

Office equipment
10,894

-

$53,688

$ -

Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

7. Capital stock

Authorized:

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Common shares issued
Shares

Amount

Outstanding at January 31, 2000
20,072,792

$6,592,470

Shares issued for cash, less share issue costs of $54,246
3,043,667

377,614

Outstanding at January 31, 2001
23,116,459

6,970,084

Shares issued for cash on exercise of warrants
951,494

123,052

Cancellation of shares held in escrow
(4,836,615)

(1,425,413)

Outstanding at January 31, 2002
19,231,338

5,667,723

Shares issued for cash less share issue costs of $ 55,258
7,000,000

600,427

Shares issued for cash on exercise of stock options
910,000

88,290

Shares issued for interest in Pinon Project
1,000,000

171,125

Outstanding at January 31, 2003
28,141,338

6,527,565

In November 2001, 4,836,615 escrowed common
  shares of the Company owned by Sharpe Resources were cancelled under the terms of a 1996 escrow agreement. Upon the cancellation $1,425,413 was transferred from common stock to contributed surplus.

On September 18, 2002, the company issued 1,000,000 of its common shares to an unrelated party, in exchange for the vendor's 30 % interest in the leases of the Pinon Project exploration properties. The issuance of these shares is considered a non-monetary exchange transaction, and the fair value of the Company's share price at the date of issuance was used as the basis to account for the value of the acquisition.

8. Common share options

Under the Company’s stock option plan (the "Option
  Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the
  Company. Exercise prices cannot be less than the closing price of the Company’s shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed ten years.

Royal
  Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

8. Common share options (continued)

The number of common shares under option at any time under the Option
  Plan or otherwise cannot exceed 4,000,000 nor more than 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the
  Company cannot exceed more than 10% of the then outstanding common shares of the Company.
  The options vest when granted.

       Number of
Common Shares
       Weighted Average
Exercise Price

2003
2002
2001
2003
2002
2001

      Outstanding
at beginning of year
2,385,000
2,385,000
1,790,000
$0.18
$0.17
$0.15

      Granted
during year
1,615,000
1,410,000
595,000
$0.32
$0.17
$0.23

      Exercised
during year
(910,000)
-
-
$0.16
-
-

      Cancelled
or expired during year
-
(1,410,000)
-
-
$0.15
-

      Outstanding
at end of year
3,090,000
2,385,000
2,385,000
$0.26
$0.18
$0.17

Exercise prices are in Canadian dollars.

At January 31, 2003, options to acquire 595,000 common shares of the
  Company at a price of Canadian $0.23 per share until May 2005, options to acquire 880,000 common shares of the Company at a price of Canadian $0.17 per share until May 2006, options to acquire 960,000 common shares of the Company at a price of Canadian $0.26 per share until April 2007 and options to acquire 655,000 common shares of the Company at a price of Canadian $0.40 per share until May 2007 were outstanding.

Stock option compensation adjustment

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for the 1,615,000 options granted to employees under the Plan since February 1, 2002 been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the Company’s net loss and pro forma net loss per share for the year ended December 31, 2002 would have been as follows:

Net loss for the year ended January 31, 2003
$416,803

Unrecorded stock option compensation adjustment
237,999

Pro forma net loss for the year ended January 31, 2003
$653,803

Pro forma basic and diluted loss per share
$0.03

Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

8. Common share options (continued)

For purposes of pro forma disclosures,
  the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 2.50%; and, an expected average life of 4.84 years.

9. Per share amounts

The weighted average number of common
  shares outstanding in 2003, 2002 and 2001 used in computing basic earnings (loss) per share were 25,537,033, 19,140,099 and 17,295,565 respectively.

Due to the losses in 2003 and 2001, no
  diluted loss per share is provided as the inclusion of share purchase options outstanding at January 31, 2003 and 2001 and warrants outstanding at January 31, 2001 would be anti-dilutive. In 2002, the number of shares used in the calculation of diluted earnings per share was 19,140,099, which excluded the potential exercise of common share purchase options and warrant because of their ant-dilutive effect due to the exercise prices exceeding the average market price for the period.

Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

10. Income taxes

The following table reconciles the expected income tax expense
  (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations.

2003

2002

2001

Net (loss) earnings before income taxes reflected

in consolidated statements of operations
$(416,803)

$295,648

$(2,597,492)

      Expected
income tax (recovery) expense
$(163,000)

124,000

$(1,159,000)

Recovery of write downs of

advances to related company
-

(201,000)

-

Deductible share issue costs
(19,000)

(46,000)

(49,000)

Statutory rate difference - Canada/U.S.
-

-

(5,000)

Valuation allowance
182,000

123,000

1,213,000

Income tax (recovery) expense
$ -

$ -

$ -

The following table reflects future income
  tax assets at January 31, 2003 and 2002.

2003

2002

Unclaimed non-capital losses
$1,029,000

$1,101,000

Excess of unclaimed resource pools

over carrying value of exploration properties
1,480,000

$1,580,000

Unclaimed share issue costs
29,000

15,000

2,538,000

2,696,000

Valuation allowance
2,538,000

2,696,000

Future income tax assets recognized
$ -

$ -

At January 31, 2003, the Company had
  unclaimed Canadian and foreign resource pools of $1,450,000, unclaimed share issue costs of $74,000 and unclaimed non-capital losses carried forward of $1,210,000. Of the non-capital losses, $212,000 expire in fiscal 2005 and $301,000 expire in fiscal 2006.

At January 31, 2003, the Company’s United States subsidiaries had unclaimed resource pools of $2,340,000 and unclaimed non-capital losses carried forward of
  $1,410,000. None of these losses expire in the next three years.

Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

11. Financial instruments

At January 31, 2003, the Company’s financial instruments consisted of cash and cash equivalents, common shares of Sharpe Resources, receivables and payables and accruals. The shares of Sharpe Resources have been written down to market value. The
  Company estimates that the fair value of its other financial assets and liabilities approximates their carrying values due to their short term nature.

It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

12. Related party transactions

Transactions with a related party were as follows:

2003

2002

2001

Office space rent paid to a company related to

an officer of the Company
$29,670

$ -

$ -

13. Differences between Canadian GAAP
  and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company’s consolidated financial statements differ from US GAAP as follows:

As indicated in Note 1, the Company is in
  the process of exploring its exploration properties and has not yet determined whether these properties contain ore reserves. Accordingly, under US GAAP, the Company would be characterized as a "development stage enterprise".

  Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

13. Differences between Canadian GAAP
  and US GAAP (continued)

Under US GAAP, development stage enterprises are required to provide cumulative from inception information relating to changes in capital stock, which information is presented hereunder in relation to the Company’s common stock.
  Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI because immediately after the acquisition, the former shareholders of SRI owned approximately 94%
  of the then outstanding shares of the Company.

Amount Under

Amount

Canadian

Under

Shares

GAAP

US GAAP

Issued to former shareholders of SRI
8,154,614

$2,045,717

$1,318,566

Held by other shareholders
488,041

467,467

467,467

Outstanding at June 26, 1996
8,642,655

2,513,184

1,786,033

Issued for exploration properties
1,400,000

667,204

667,204

Issued for services
200,000

126,465

126,465

Issued on cash on exercise of warrants
580,577

361,823

361,823

Issued for cash
500,000

329,936

329,936

Outstanding at January 31, 1997
11,323,232

3,998,612

3,271,461

Issued for exploration properties
200,000

134,250

134,250

Flow-through shares issued for cash
300,000

216,763

216,763

Issued for cash, less issue costs of $481,480
7,228,066

2,129,061

2,129,061

Issued for services
70,000

58,125

58,125

Outstanding at January 31, 1998
19,121,298

6,536,811

5,809,660

Share issue costs
-

(5,919)

(5,919)

Outstanding at January 31, 1999
19,121,298

6,530,892

5,803,741

Issued for cash, less issue costs of $4,092
951,494

61,578

61,578

Outstanding at January 31, 2000
20,072,792

6,592,470

5,865,319

Issued for cash, less issue costs of $54,246
3,043,667

377,614

377,614

Outstanding at January 31, 2001
23,116,459

6,970,084

6,242,933

Issued for cash on exercise of warrants
951,494

123,052

123,052

Cancellation of shares held in Escrow
(4,836,615)

(1,425,413)

(1,279,287)

Outstanding at January 31, 2002
19,231,338

5,667,723

5,086,698

Issued for cash less issue costs of $ 55,258
7,000,000

600,427

600,427

Issued for cash on exercise of stock options
910,000

88,290

88,290

Issue for exploration properties
1,000,000

171,125

171,125

Outstanding at January 31, 2003
28,141,338

6,527,565

5,946,540

  Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

13. Differences between Canadian GAAP
  and US GAAP (continued)

For Canadian GAAP purposes, the Company accounts for its stock compensation plan as described in Note 2 under which no compensation expense was recognized for the years ended January 31, 2003, 2002 and 2001. For US GAAP purposes, the
  Company accounts for its stock based compensation plan under APB Opinion No. 25 and related interpretations under which no compensation was recognized for the years ended
  January 31, 2003, 2002 and 2001.

Under US GAAP pro forma net loss relating to stock option grants in
  2003 and 2001 would have increased by $237,000 and $97,000, respectively.

Under US GAAP the income tax calculations would be at enacted and not substantially enacted rates. There is no reportable difference from Canadian GAAP as no future income tax assets have been recognized.

Under Canadian GAAP, the Company accounts for its exploration properties as described in Note 2, while under US GAAP, such costs cannot be capitalized and are expensed as incurred.

Had the Company’s consolidated balance
  sheets as at January 31, 2003 and 2002 been prepared using US GAAP, such balance sheets would be presented as follows:

January 31

Assets
2003

2002

Current

Cash and cash equivalents
$283,030

$554,925

Funds held in trust
75,000

-

Marketable securities
8,000

47,000

Receivables
11,723

18,043

377,753

619,968

Equipment
53,688

-

$431,441

$619,968

Liabilities

Current

Payables and accruals
$82,300

$45,905

Shareholders’ Equity

Capital stock
5,946,540

5,086,698

Contributed surplus
1,279,287

1,279,287

Deficit accumulated during development stage
(6,876,686)

(5,791,922)

349,141

574,063

$431,441

$619,968

Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

13. Differences between Canadian GAAP
  and US GAAP (continued)

Had the Company’s consolidated
  statements of operations and deficit been prepared using US GAAP, such statements would have included cumulative from inception amounts in addition to amounts for the years ended
  January 31, 2003, 2002 and 2001.

Such statements under Canadian GAAP are as follows:

       Cumulative
      From
Inception

2003

2002

2001

Revenue

Interest
$18,614
$-
$10,332
$8,282

Expenses

General and administrative
1,471,237
294,083
59,830
70,696

General exploration
152,051
27,752
84,860
(13,538)

Depreciation
8,763
8,763
-
-

1,632,051
330,598
144,690
57,158

Loss before the following
(1,613,437)
(330,598)
(134,358)
(48,876)

Recovery of (write downs of)

advances to related company
(75,506)
-
479,340
-

Write off of exploration properties
(3,359,243)
-
(58,910)
(2,497,262)

Loss on disposal of exploration properties
(474,187)
-
-
-

      Recovery of (write down of)
marketable securities

(407,105)

(39,000)

11,000

(41,477)

Gain on disposal of marketable securities
47,988
-
-
-

Repayment of interest
(67,117)
(67,117)
-
-

Foreign exchange (loss) gain
(133,451)
19,912
(1,424)
(9,877)

Net (loss) earnings before income taxes
(6,082,058)
(416,803)
295,648
(2,597,492)

Income taxes
-
-
-
-

Net (loss) earnings
$(6,082,058)
$(416,803)
$295,648
$(2,597,492)

Earnings (loss) per common share

Basic

$(0.02)
$0.01
$(0.12)

Diluted

$(0.02)
$0.01
$(0.12)

Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

13. Differences between Canadian
  GAAP and US GAAP (continued)

       Cumulative
      From
Inception

2003

2002

2001

       Deficit at beginning of
period
$ -
$(6,405,995)
$(6,701,643)
$(4,104,151)

       1997 related party transaction adjustment
           on issue of common shares for common
shares of SRI

(740,740)

-

-

-

Net earnings (loss)
(6,082,058
(416,803)
295,648
(2,597,492)

Deficit at end of period
$(6,822,798)
$(6,822,798)
$(6,405,995)
$(6,701,643)

Changes required to conform to US GAAP are as follows:

Net (loss) earnings under Canadian GAAP
(6,082,058)
(416,803)
295,648
(2,597,492)

       Adjustment for writedown (recovery) of
marketable securities

407,105

39,000

(11,000)

41,477

Adjustment for exploration properties
(781,039)
(667,961)
(63,698)
2,400,977

(Loss) earnings under US GAAP

       Before comprehensive (loss) earnings
adjustments
(6,455,992)
(1,045,764)
220,950
(155,038)

       Adjustment for
      writedown (recovery) of
marketable securities
(407,105)
(39,000)
11,000
(41,477)

Comprehensive (loss) earnings
(6,863,097)
(1,084,764)
231,950
(196,515)

Earnings (loss) per common share under US GAAP

            Before comprehensive
      (loss) earnings adjustments
Basic and diluted

$0.04
$(0.01)
$(0.01)

            Comprehensive (loss)
      earnings
Basic and diluted

$0.04
$(0.01)
$(0.01)

       Deficit at
      beginning of period
under US GAAP
$ -
$(5,791,922)
$(6,023,872)
$(5,827,357)

       Charge related to issue of common
           shares for common shares of SRI
under US GAAP

(13,589)

-

-

-

Net earnings (loss) under US GAAP
(6,863,097)
(1,084,764)
231,950
(196,515)

Deficit at end of period under US GAAP
$(6,876,686)
$(6,876,686)
$(5,791,922)
$(6,023,872)

Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

13. Differences between Canadian GAAP
  and US GAAP (continued)

Had the Company’s consolidated
  statements of cash flows been prepared using US GAAP, such statements would have included cumulative from inception amounts in addition to amounts for the years ended January 31,
  2003, 2002 and 2001.

Such statements under Canadian GAAP are as
  follows:

       Cumulative
      From
Inception

2003

2002

2001

       Increase (decrease) in cash and
cash equivalents

Operating activities

Net (loss) earnings
$(6,082,058)
$(416,803)
$295,648
$(2,597,492)

Depreciation
8,763
8,763
-
-

Expenses settled by the

issue of common shares
184,590
-
-
-

Write off of exploration properties
3,359,243
-
58,910
2,497,262

Loss on disposal of exploration properties
474,187
-
-
-

Write down of (recovery of)

marketable securities
407,105
39,000
(11,000)
41,477

Gain on disposal of marketable securities
(47,988)
-
-
-

      Write
down of advances to related company
554,846
-
-
-

(1,141,312)
(369,040)
343,558
(58,753)

Decrease (increase) in receivables
(11,723)
6,320
(3,809)
(3,092)

Increase in advances to related company
(554,846)
-
-
-

Increase (decrease) in payables and accruals
82,300
36,395
13,004
(28,543)

(1,625,851)
(326,325)
352,753
(90,388)

Financing activity

Increase in funds held in trust
(75,000)
(75,000)
-
-

Issue of common shares, net of issue costs
4,749,705
688,717
123,052
377,614

4,674,705
613,717
123,052
377,614

Investing activities

Exploration properties
(2,348,278)
(496,836)
(122,608)
(96,285)

Purchase of equipment
(62,451)
(62,451)
-
-

Marketable securities
(1,057,976)
-
-
-

Proceeds on disposal of exploration properties
11,747
-
-
-

Proceeds on disposal of marketable securities
690,864
-
-
-

(2,766,094)
(559,287)
(122,608)
(96,285)

Cash and cash equivalents

Net increase (decrease)
283,030
(271,895)
353,197
190,941

Beginning of period
-
554,925
201,728
10,787

End of period
283,030
$283,030
$554,925
$201,728

Royal Standard Minerals Inc.

  Notes to the Consolidated Financial Statements

  (Expressed in United States Dollars)

  Years Ended January 31, 2003, 2002 and 2001

13. Differences between Canadian GAAP
  and US GAAP (continued)

Such statements under US GAAP are as
  follows:

       Cumulaive
      From
Inception

2003

2002

2001

       Increase (decrease) in cash and
cash equivalents

Operating activities

Net (loss) earnings
$(6,455,992)
$(1,045,764)
220,950
$(155,038)

Depreciation
8,763
8,763
-
-

Expenses settled by the

issue of common shares
184,610
-
-
-

Exploration expenditures settled by the

issue of common shares
2,277,918
171,125
-
-

Gain on disposal of marketable securities
(47,988)
-
-
-

      Write
down of advances to related company
554,846
-
-
-

(3,477,843)
(865,876)
220,950
(155,038)

Decrease (increase) in receivables
(11,723)
6,320
(3,809)
(3,092)

Increase in advances to related company
(554,846)
-
-
-

Increase (decrease) in payables and accruals
82,300
36,395
13,004
(28,543)

(3,962,112)
(823,161)
230,145
(186,673)

Financing activity

Increase in funds held in trust
(75,000)
(75,000)
-
-

Issue of common shares, net of issue costs
4,749,705
688,717
123,052
377,614

4,674,705
613,717
123,052
377,614

Investing activities

Purchase of equipment
(62,451)
(62,451)
-
-

Marketable securities
(1,057,976)
-
-
-

Proceeds on disposal of marketable securities
690,864
-
-
-

(429,563)
(62,451)
-
-

Cash and cash equivalents

Net increase (decrease)
283,030
(271,895)
353,197
190,941

Beginning of period
-
554,925
201,728
10,787

End of period
$283,030
$283,030
$554,925
$201,728

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on
  Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

       ROYAL STANDARD MINERALS
INC.

(Registant)

\s\ Roland M. Larsen

       Roland M. Larsen, President
& CEO

Date: July 8, 2003

Risks Associated with Forward Looking Statements. This
  Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21e of the securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors and shareholders are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability of the Company to continue its mineral exploration strategy, complete recommended work programs, the success of the Company in locating mineral bodies in commercially recoverable quantities, the ability of the Company to develop the mineral bodies either on its own or in partnership with third parties, the ability of the Company to acquire interests in mineral exploration properties or mining claims, as well as market prices for mineral resources, competition and general market conditions. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Form 20-F will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

CERTIFICATIONS

I, Roland M. Larsen, certify that:

  I have reviewed this annual report on Form 20-F of Royal Standard Minerals Inc.;

  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules
  13a-14 and 15d-14) for the registrant and have:

  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation
      Date"); and

  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 8, 2003

\s\ Roland M. Larsen

Roland M. Larsen

President & CEO

CERTIFICATIONS

I, Kimberly L. Koerner, certify that:

  I have reviewed this annual report on Form 20-F of Royal Standard Minerals Inc.;

  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules
  13a-14 and 15d-14) for the registrant and have:

  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation
      Date"); and

  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date July 8, 2003

\s\ Kimberly L. Koerner

Kimberly L. Koerner

Director