Form 20-F
ROYAL STANDARD MINERALS INC
filed 2004-07-12
CIK 1027162

OMB APPROVAL
OMB Number: 3235-0288
UNITED STATES	Expires: March 31, 2007
SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
Washington, D.C. 20549	Hours per response: 2579.00

FORM 20-F

(Mark One)

___	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

X__

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended January 31, 2004

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
COMMON SHARES
(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

SEC 1852 (6-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
34,141,338 Common Shares

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

______Yes _____No

PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	9
A.	History and development of the company	9
B.	Business overview	9
C.	Organizational structure	15
D.	Property, plants and equipment	15
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	16
A.	Operating results	16
B.	Liquidity and capital resources	18
C.	Research and development, patents and licenses, etc.	19
D.	Trend information	19
E.	Off balance sheet arrangements	19
F.	Tabular disclosures of contractual obligations	19
G.	Safe harbor	19
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	20
A.	Directors and senior management	20
B.	Compensation	22
C.	Board practices	24
D.	Employees	27
E.	Share ownership	28
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	28
A.	Major shareholders	28
B.	Related party transactions	29
C.	Interests of experts and counsel	29
ITEM 8	FINANCIAL INFORMATION	29
A.	Consolidated statements and other financial information	29
B.	Significant changes	29
ITEM 9	THE OFFER AND LISTING	30
A.	Offer and listing details	30
B.	Plan of distribution	31
C.	Markets	31
D.	Selling shareholders	31
E.	Dilution	31
F.	Expense of the issue	32
ITEM 10	ADDITIONAL INFORMATION	32
A.	Share capital	32
B.	Memorandum and articles of association	32
C.	Material contracts	32
D.	Exchange controls	32
E.	Taxation	34
F.	Dividends and paying agents	35
G.	Statements by experts	35
H.	Documents on display	35
I.	Subsidiary information	35
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	36
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	36
PART II
ITEM 13	DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES	36
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	36
ITEM 15	CONTROLS AND PROCEDURES	37
ITEM 16	[RESERVED]	37
ITEM 16A	AUDIT COMMITTEE FINANCIAL REPORT	37
ITEM 16B	CODE OF ETHICS	37
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	37
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	37
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	37

PART III
ITEM 17	FINANCIAL STATEMENTS	37
ITEM 18	FINANCIAL STATEMENTS	61
ITEM 19	EXHIBITS	61

	SIGNATURES	61
	CERTIFICATIONS	62

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2004, 2003, and 2002. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation and Standard Energy Inc., and Manhattan Mining Co., all United States Companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 14 of the Consolidated Financial Statements included with this report.

Royal Standard Minerals Inc.

(An Exploration Stage Enterprise)

Consolidated Financial Statement Data

For the Years Ended January 31

(Expressed in US Currency)

	2004	2003	2002	2001	2000
Statement of Operations
Revenue	$0	$0	$10,332	$8,282	$0
Administrative Expenses	$565,907	$330,598	$144,690	$57,158	$85,580
Net loss for the year	$(554,626)	$(416,803)	$295,648	$(2,597492)	$(629,554)
Deficit, beginning of year	$(6,822,798)	$(6,405,995)	$(6,701,643)	$(4,104,151)	$(3,474,597)
Deficit, end of year	$(7,377,424)	$(6,822,798)	$(6,405,995)	$(6,701,643)	$(4,104,151)
Earnings (loss) per common share
Basic	$(0.02)	$(0.02)	$0.02	$(0.15)	$(0.04)
Diluted	$(0.02)	$(0.02)	$0.01	$(0.15)	$(0.04)
Weighted Average Shares Outstanding	31,330,379	25,537,033	27,031,338	23,116,459	19,478,108

Balance Sheet	Year Ended January 31
	2004	2003	2002	2001	2000
Current Assets	$273,291	$377,753	$619,968	$251,962	$99,406

Interest in Mineral Properties and Related Deferred Exploration Costs	$1,253,444	$781,039	$113,078	$49,380	$2,450,357
Equipment	$52,656	$53,688	$ -	$ -	$ -

Currency Exchange Rates

Except where otherwise indicated, all of the dollar figures in this annual report on Form 20-F, including the financial statements, refer to United States currency. The following table sets forth, for the periods indicated, certain exchange rates based on the exchange rates reported by the Federal Reserve Bank of New York as the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes (the “Noon Buying Rate”). Such rates quoted are the number of U.S. dollars per Cdn $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for the number of Canadian dollars per U.S. $1.00.

	Year Ended December 31,
	1999	2000	2001	2002	2003
High for the period	.6925	.6973	.6696	.8532	.7738
Low for the period	.6618	.6413	.6266	.7992	.6329
Average rate for the period(1)	.6744	.6735	.6446	.8308	.7186
Rate at end of period	.6925	.6666	.6279	.8358	.7738

_______________

(1) Based on the average exchange rates on the last day of each month during the applicable period.

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

History of Losses

At January 31, 2004, the Company had an accumulated deficit of U.S. $7,377,424. There can be no assurance that the Company will ever achieve revenues from operations or that its operations will ever be profitable.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of January 31, 2004, the Company had outstanding options and warrants to purchase an aggregate of 34,141,338 Common Shares. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

Dividends

The Company does not anticipate paying dividends in the foreseeable future.

Item 4. Information on the Company

A. History and development of the company.

Royal Standard Minerals Inc. herein referred to as "Royal Standard" or the “Company”, was incorporated pursuant to the laws of Canada by articles of incorporation dated December 10, 1986 under its former name, Ressources Minières Platinor Inc. (“Ressources”). On April 30, 1996, Royal Standard shareholders approved the acquisition of all the issued and outstanding shares of Southeastern Resources, Inc. (“Southeastern”) in a reverse take-over transaction. Pursuant to this transaction, articles of amendment were filed effective May 14, 1996, pursuant to which the name of Royal Standard was changed to its current form of name and its shares issued and outstanding at that time were consolidated on a 7.5:1 basis. On June 28, 1996, the Common Shares commenced trading on the Montreal Exchange. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange. The Company also trades in the United States Over-the-Counter Bulletin Board.

The registered office of Royal Standard is located at 56 Temperance Street, Fourth Floor, Toronto, Ontario M5G 2V5 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473.

B. Business overview.

Royal Standard is a mineral exploration company engaged in locating, acquiring exploring and the development of gold and precious metal deposits in the state of Nevada. Royal Standard currently has five advanced and exploration-stage projects, the Manhattan/Round Mountain Caldera and Goldwedge program in Nye County, the Pinon and Railroad projects in Elko County, the Fondaway project in Churchill County, Nevada and the Como project in Lyon County.

At the present time, the Company’s activities are limited to exploratory searches for ore and energy minerals. The Company has not generated any revenues from operations at this time. The Company is evaluating the potential for economic extraction of known deposits of ore grade material on the Company’s mineral exploration properties. See Item # 3.D. - Risk Factors.

Manhattan/Round Mountain Caldera

The Manhattan/Round Mountain Caldera program is the Company’s most advanced district play. The first potential mine development program is the 100% owned Goldwedge deposit located within the Manhattan Mining District. The Goldwedge deposit is located approximately 8 miles south of the large Round Mountain gold mine. All of the mine and mill (plant) and water use permits were achieved in early, 2003. Subject to financing, plans include the construction of a decline and bulk-sampling program of the central zone to be completed in 2004. If feasible, subject to positive results with the underground sampling and evaluation program, the project is expected to initiate production in the same year. The scale of the mining and milling operation will be decided based upon the results of the underground sampling and drilling program. This program will be completed in conjunction with a surface drilling program to test the size and quality of known ore grade extensions to the deposit.

The land position in the Manhattan Mining District is comprised of 70 patented and unpatented lode-mining claims. Drill testing the extensions of the Gold Wedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the gold resource estimates.

Gold was discovered at Manhattan in 1905 and the district soon developed into a number of productive high-grade underground “vein” deposits containing free gold and numerous placer deposits. This type of production continued until 1947 and produced a total of 330,000 ounces of gold up to 1967. The district has produced approximately 1 million ounces of gold.

Recent exploration (1980’s-90’s) was focused toward building large bulk tonnage open pit reserves in a district noted for coarse vein-type deposits. Houston Oil and Minerals, Freeport Exploration and Echo Bay Mines Ltd. completed major programs to delineate open pit reserves. This exploration resulted in the development of the East and West Pit Deposits which produced approximately 260,000 ounces at an average grade of approximately 0.06 opt gold during 1990-1996. The occurrence of the mineralization was not well suited for open pit bulk tonnage mining as excessive dilution caused a reduction of the overall head grades that probably impacted overall profitability.

Freeport Gold, Tenneco (Echo Bay) recognized the potential of the district (to include the Goldwedge deposit that is currently under control by RSM) however, these deposits were not suited for open pit mining. At that time the large mining companies did not consider the underground development projects feasible. Although Sunshine Mining Co. considered an underground mine development in 1988 on the Goldwedge deposit, continued exploration by Crown Resources and others on MMC claims indicated sections (5+’-30’) of potentially mineable grades greater than 0.5 opt gold. The continued downturn in the gold market, tightened corporate budgets and high holding costs for the properties forced many companies to turn back the land positions to the claim owners. Currently, MMC controls approximately 4,000 feet of strike length. Approximately 1,000-1,200 feet of this strike length has been drill tested indicating positive results. The possibility of identifying a volcanic hosted gold deposit similar to the nearby (9 million ounce) Round Mountain mine is unknown at present.

Goldwedge Deposit

The Goldwedge, one of several deposits in the area, is considered the best known deposit in the district for development of an underground mine. The deposit contains excellent exploration potential for future growth. Based upon the results of 60 drill holes primarily within the central zone over a strike length of 1,000+ feet and 100’-500’ of vertical extent reveal continuous gold oxide mineralization of potential mineable thickness and quality. RSM has analyzed all of the drill data as part of a detailed geologic inventory of the deposit.

The Goldwedge deposit is considered to be the northern, high-grade, underground extension of Echo Bay’s Ltd. West Pit deposit. The deposit occurs at the intersection of north and northwest trending faults. In the deposit area, the north trending Reliance fault is mineralized within the Ordovician Zanzibar limestone and siltstone. The Zanzibar limestone is a very favorable host rock preserved in the upper plate of a thrust fault. Echo Bay’s deposit occurs in the Cambrian Gold Hill siltstone, which underlies the Zanzibar limestone. RSM has evaluated all of the pertinent drill data as part of a detailed inventory of the deposit geometry, size and overall grade. The current exploration model suggests that the Goldwedge deposit and the extensions may contain large gold resources at depth near the contact with the Manhattan Caldera margin. This area has never been drill tested. RSM plans to carry out such a program during the underground feasibility study of the central zone development in 2004-2005.

Piñon and Railroad Projects-Carlin Trend South

The Piñon properties are located on the southern portion of the Carlin gold belt about 10 miles south of Newmont’s Rain mine Since its inception, various joint-venture partners have spent more than $10 MM on the project.

The Pinon and Railroad projects are located on the southern portion of the Carlin Trend immediately south of Newmont’s Rain gold district. The Carlin Trend is one of the most prolific gold trends in the world and has produced more than 50 million ounces of gold. The properties are located within a well-mineralized region, which only adds to the potential for expanding the known gold deposits and making new discoveries. Much of the district wide exploration was undertaken prior to the start of the 1980’s and 1990’s. Since the mid-1990’s the cumulative knowledge of “Carlin-type” gold deposits has expanded tremendously. This expanded knowledge can be used to re-interpret all of the available data, which will likely identify new exploration targets on the ground controlled by RSM. Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques. Many of these deeper deposits are associated with surface oxidized gold deposits. Essentially no deeper exploration has been conducted under the Pinon and Railroad deposits, or at other places on the property. The exploration opportunity offers the possibility for discovery of additional gold deposits at Pinon-Railroad.

Exploration to date has identified several low grade (0.02-0.04 opt) potentially bulk-mineable gold-silver deposits (South Bullion and North Pod ) and a geologic mineral inventory approaching 1.0 million contained ounces of gold within the project area. In 1999, RSM reduced its land position in the area (40 claims) to conserve costs. It now controls two smaller, but potentially economic, near-surface oxide deposits (Main zone and North pod, mineral inventory of approximately 200,000 ounces of contained gold) in the South Bullion resource area which is part of a larger deeper resource of approximately 800,000 ounces, based upon approximately 300 drill holes. The potential for the discovery of a high-grade “feeder” ore deposit under the currently known deposits as well as the potential to identify new deeper stratagraphic high-grade deep targets on this property is high.

The Railroad project increased the property position within the district to approximately 16,000 acres of leases, unpatented and patented mining claims. This effort included the acquisition of nearly 500 unpatented and 19 patented mining claims that lie immediately south of Newmont’s Minings Rain district in Elko County, Nevada.

The geologic environment is very similar between the Pinon and Rain extension deposits. Pinon is located directly on the Carlin Trend corridor of mineralization south of the Rain Extension deposit (4 million ounces at 0.45 opt gold grade) less than 10 miles north of the Pinon Project. Both deposits occur in graben faulted areas. The Rain Deposit occurs within the fault bounded margin of the graben and Pinon occurs in the siltstone beds within the graben. The Web Formation is mineralized above the Devils Gate limestone at both deposits. At Rain, the mineralization occurs in and closely associated with the Rain Fault. At Pinon, the known mineralization has not been connected to a strongly mineralized fault. However, higher-grade economic mineralization has been encountered at very shallow depths, mineralized oxide zones occur along a 1,300 feet strike length and occur less than 90 feet below the surface.

The Pinon and Railroad projects include approximately 16,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM’s current effort is to identify and develop near surface oxide gold-silver deposits. More than 600 drill holes, mostly less than 600 feet in drill length have been completed on the currently identified shallow gold-silver deposits. The near surface oxide measured resources which are part of larger-deeper gold-silver resources within each deposit as indicated in a previous Pinion project technical report by DeMatties, 2003, filed with the SEC. The current technical report recently completed by Steininger, 2003 has concentrated on the drilled controlled near surface measured oxide gold-silver resources that have the potential for near term open pit mining by RSM and is filed with the SEC.

RSM has undertaken a study directed toward evaluating the potential of mining the gold-silver resources from both the Pinon and Railroad projects at the same time and processing the gold at a central location. The initial development will include a combined total oxide gold resource inventory measured to a depth of 300 feet is 6.25 million tons at an average grade of 0.043 troy opt gold per short ton (269,447 ounces) at a 0.010 opt gold cutoff grade. All of these resources represent a portion of a much larger deposit(s) where the near surface higher grade portions will be the focus of the initial resource and metallurgical evaluation for potential open pit mining. The likelihood of increasing the near surface oxide gold resources as part of the current drilling and metallurgical program is considered to be very good. The ongoing metallurgical study is concentrated on the optimization of the crush size to maximize gold recoveries as part of a heap leach recovery process. This work is being completed by Kappes, Cassiday & Associates of Reno, Nevada.

The current objectives are to complete a feasibility study for the Pinon and Railroad properties in 2003-2004. Additionally, the property position has a number of prospective targets that indicate potential for deeper gold deposits. RSM plans to evaluate these opportunities in the near future. The Company believes that this property position offers very good potential for a near term development project in addition to the under explored potential for larger tonnage higher grade deeper gold deposits on this large land position.

Fondaway Canyon Project

The 100% controlled Fondaway Canyon gold project is located in Churchill County, Nevada in the Stillwater range. As part of a program to update the resource and exploration potential of its properties in Nevada, the Company has recently completed a SEC filed Technical Report by Donald Strachan, et.al., 2003.

The Fondaway Canyon gold property consists of 148 unpatented BLM lode mining claims (approximately 3,000 acres) located on the western slope of the Stillwater Range. Nearly-vertical, east-west trending mineralized shear zones host the Half Moon, Paperweight, Hamburger Hill and South Pit gold resources. According to a recently SEC filed report (Strachan, 2003), the Fondaway gold resource inventory includes indicated resources of 390,636 tons of 0.428 opt (167,193) ounces of gold and inferred gold resources of 372,849 tons of 0.409 opt gold (152,621) ounces of gold at a 0.20 opt cutoff grade.

The vertical extent tested by recent drilling of the higher grade gold mineralized shear zones is greater than 1,000 feet. Horizontal continuation of gold mineralization as at the Paperweight and Hamburger Hill mineralized shear zone is 3,700 feet with widths commonly between 5’-20+ feet. Drilling and assay records indicate that 568 holes have been drilled for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling to include 455 reverse circulation, 49 core holes and 64 air track holes. Tenneco Minerals Inc., the most active company, drilled approximately 350 holes (130,000 feet) and drove a 500’ adit for sulfide metallurgical sampling during the period 1987-1996. Tenneco also operated a small oxide gold open pit mine for a short time during this period. Nevada Contact Inc. (NCI) acquired the property in 2001 and drilled 11 reverse circulation holes, RSM acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout. There is a buyout option of $600,000 for the owners’ interest.

RSM plans to further drill test the sulfide resource as part of a program to upgrade the indicated and inferred resources on the property. This effort will involve drilling underground within the Tenneco adit along with a surface drilling program. A bulk sampling program for metallurgical analysis of the sulfide resource will also be included as part of an effort to develop a gold recovery process that will achieve the desired results.

RSM management believes that this property has potential to add additional resources within the currently identified deposits as well as the discovery of new oxide and sulfide gold deposits on this large intrusive related, structurally controlled, gold and tungsten mineralized system that extends for more than 12,000 feet.

Como District

The property is located approximately 8 miles southeast of the famous Comstock Lode (which has produced about 8.4 million ounces of gold and 193 million ounces of silver) and includes 47 unpatented lode claims and 5 patented claims.

The Como district consists of at least eight gold-silver bearing structures that occur within an andesitic volcanic sequence that hosts the mineralization. Prospectors looking for mineralization similar to the Comstock Lode discovered Como in 1860. The property has had some historical gold and silver underground production with the Como vein producing about 20,000 ounces of gold and 500,000 ounces of silver at a gold equivalent grade of nearly 0.3 opt. The higher-grade underground vein extensions are largely undrilled and will be tested by RSM. Over the past 20 years modern exploration methods have continued to advance the understanding of the geologic framework and have identified two bulk mineable gold-silver deposits that will require further work to ascertain the economic potential. Since the 1960’s several large companies have explored the property to include St. Joe American, Amoco, Meridian Gold and Amax Gold Inc. (who identified a low-grade open pit resource, based on 46 holes.) for a large tonnage bulk mineable gold deposit. More recently (2000) Anglo Gold Corp. explored the property for a potential multi-million ounce deposit. Anglo released the property in 2001 after drilling 8 holes and completing considerable surface geologic mapping, rock chip and geochemical sampling.

Several multi-ounce gold (grades of up to 4.86 opt) rock chip samples occur on the property that require follow-up work. Additionally, Anglo’s drilling program discovered a “new” high grade (0.45 opt over 10’ within a mineralized zone that is 40-70’ in thickness) vein system on this property that requires additional exploration. Surface rock chip samples on this vein have returned values up to 0.417 opt gold.

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

D. Property, plants and equipment.

The registered office of Royal Standard is located at 56 Temperance Street, Fourth Floor, Toronto, Ontario M5G 2V5 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473. The Company also has an office at 1311 N. McCarran Blvd., Unit 102, Sparks, Nevada 89431.

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

The net loss for the year ended January 31, 2004 was $516,869 as compared to $416,803 for the year ended January 31, 2003. The increase of $100,066 in net loss for the year is primarily attributable to an increase in expenses of the Corporation for the year ended January 31, 2004. Expenses were $565,907 for the year ended January 31, 2004 as compared to $330,598 for the year ended January 31 2003. The increase of $235,309 in the expenses of the Corporation for the year ended January 31, 2004 is attributable to, among other things, increased operating expenses on the Corporation’s properties. In order to maintain the ongoing activities on the highest priority projects in Nevada the Corporation will contribute a minimum of $1,800,000 to maintain progress toward the Gold Wedge development program in 2004.

The Corporation owns 100% interest in five (5) projects in four (4) gold-silver districts in Nevada. These projects include the Goldwedge, Nye County, Pinon and Railroad Projects, Elko County, Fondaway Canyon, Churchill County and Como, Lyon County, Nevada. The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). The Corporation plans to commence the construction of a decline to access the deposit underground as a means to complete a feasibility study in 2004. This work will include the collection of a bulk sample to be processed on site possibly during the third quarter, 2004. The advanced exploration decline program is scheduled to commence in June, 2004. Expenditures for this segment of the program are expected to cost between $1.1-1.3 million to complete. The decline is expected to be completed in the fall, 2004.

The Corporation focused its efforts in 2003 on the Pinon and Railroad projects located on the southern portion of the Carlin Trend in Elko County, Nevada. The current land position includes more than 16,000 acres of unpatented, patented and fee leases. The effort in 2003 focused on the four (4) drilled out (600 drill holes) near surface measured oxide gold-silver resources. This work included drilling, trenching, pit modeling, plant and heap leach facility design and metallurgical (column) leach testing of the deposits. All of this work was to establish the economic potential of an open pit heap leach project and to develop the data necessary to complete a mine permit application to the US Bureau of Land Management (BLM) by mid-year 2004. Expenditures on this project in 2003 were about $1 million. An additional $100,000 will be invested to complete the mine permit application.

The Corporation carried out a detailed evaluation of all of the available data for the Fondaway gold and Como gold-silver projects and NI-43-101 reports were prepared for each project in 2003. These reports are filed on SEDAR along with the Goldwedge and Pinon-Railroad project reports.

Nevada Projects

In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase 100% interests in patented and unpatented lode-mining claims in Nye, Elko and Lyon Counties, Nevada. Details of the option agreements are as follows:

Project	Required Cash Payments to Optionors	Royalty	Exercise of Option

Goldwedge Nye County	Commencing in fiscal 2002. $5,000 each in first two years; $10,000 in third year; $15,000 in fourth year and $20,000 in fifth and sixth years	3% NSR	July 2006 $200,000

Manhattan Nye County	Commencing in fiscal 2002. $1,000 per month from August 2001 to August 2002; $2,000 per month from September 2002 to July, 2006	5% NSR	August 2006 $500,000

Fondaway Canyon Churchill County	Commencing in fiscal 2003. $25,000 in year one, $30,000 in years two and three and $35,000 each of the next seven years	3% NSR	July 2013 $600,000

Como Lyon County	Commencing in fiscal 2003. $25,000in years one and two covering years three and four, $20,000 in year five, $25,000 in year six	4% NSR	May 2008 $1,000,000

Railroad Elko County	Commencing in fiscal 2003. $15,000 in the first year and increases by $5,000 each of the next six years	5% NSR	August 2008 $2,000,000

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

B. Liquidity and capital resources.

The Corporation’s cash balance as of January 31, 2004 was $189,732 compared to $283,030 at January 31, 2003. The fact that there is little change in the cash balance is attributable to the completion of a C$1.5 million equity financing in July, 2003 coupled with large expenditures before yearend. Current assets as at January 31, 2004 were $273,291 Total assets as at January 31, 2004 were $1,617,148 representing an increase of $404,668 from 2002 due to the addition of the Fondaway Canyon project and additional expenditures on the Corporation’s Pinon-Railroad project. Current liabilities as at January 31, 2004 were $106,178 compared to $82,300 and represent current trade payables as at January 31, 2003.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 41,886,016 are outstanding as at May 11, 2004. As at January 31, 2004 the Corporation had outstanding options to purchase 3,410,000 common shares with exercise prices from $0.17-0.40 per share and expiration dates ranging from May 2005 to December 2008.

On April 17, 2002, the Company entered into an agreement with an unrelated party (the "Lender") to obtain a $5,000,000 financing facility. The agreement stipulated that the Company deposit with the Lender an interest earning refundable contingency fee of 1.5% of the facility ($75,000) which will be held in trust until the loan is advanced.

The agreement's closing date originally set to June 31, 2002, was later extended to June 17, 2003. If this agreement had closed on or before May 1, 2003, the Lender would have disbursed the funds to the Company, net of closure fees of 3.5% of the facility ($175,000). In addition, the Company was to issue 1,000,000 share purchase warrants to the Lender. Each warrant would have entitled the Lender to acquire one common share of the Company. The price of the warrants would have been set, based upon the 10 day moving average of the stock price prior to the closing date and would have had a two year term from the date of closing.

The agreement expired without the closing of the $5,000,000 financing facility. As at January 31, 2004, the $75,000 held in trust has not been returned to the Company.

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

See Items 4.B. and 5. A. above.

D. Trend information.

See Items 4.B. and 5. A. above.

E. Off balance sheet arrangements.

There are none.

F. Tabular disclosures of contractual obligations.

Not applicable.

G. Safe harbor.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Royal Standard.

NAME	OFFICE HELD	SINCE

Roland M. Larsen Heathsville, VA	President, Chief Executive Officer and Director	May, 1996

Kimberly L. Koerner Brambleton, VA	Director & Treasurer	May, 2001

MacKenzie I. Watson Monteral, Quebec	Director	May, 1996

James C. Dunlop Toronto, Ontario Roger D. Steininger	Director Director	May, 1996 January, 2004

The following discussion provides information on the principal occupations of the above-named directors and executive officers of the Company within the preceding five years.

Roland M. Larsen

Mr. Larsen has 30 years of experience in the natural resource industry, both in exploration and management roles. From November 1993 to the present, he has been serving as the President of Sharpe Resources Corporation, a junior natural resource issuer. From 1981 to 1991, Mr. Larsen served District/Regional Exploration Manager with Inc. and BHP Minerals, Inc., both of which are junior natural resource issuers. Earlier in his career, he worked with BHP Minerals International Inc. for a period of ten years, where he was the Exploration Manager of the Eastern United States and the North Atlantic Region. Prior to that he was the Senior Geologist for NL Industries, Inc. In addition, he has several years of experience working with consulting engineering firms including Derry, Michner and Booth, and Watts Griffis & McOuat Limited. He is a member of the Society of Economic Geologists, the American Association of Professional Geologists and the Society of American Institute of Mining, Metallurgy, and Exploration Inc. Mr. Larsen holds a B.Sc. and M.Sc. degrees in geology.

Kimberly L. Koerner

Ms. Koerner is a Financial Analyst and Consultant. She has been serving as the Treasurer of the Company from May 1996 to the present. Ms. Koerner has also been serving as the Secretary and Treasurer of Sharpe Energy Company, a U.S. subsidiary of Sharpe Resources Corporation, from November, 1995 to the present. From April 1992 to February 1994, she served as the Assistant Director of the National Association of Printing and Publishing Technology, a trade association. Mrs. Koerner has B.Sc. degree in Finance from the University of South Carolina.

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

Roger D Steininger, Ph.D.

Dr. Steininger has more than 30 years experience in mineral exploration, property development, evaluation and mine geology and ore reserve analysis. He has been associated with the discovery of several mineral deposits, most of which were eventually mined. The most significant discovery was Royal Gold’s South Pipeline deposit in central a Nevada which contains more than 5 million ounces of gold. Dr. Steininger was employed with Climax Molybdenum for 14 years (1967-81) and Amselco for 6 years (1981-87). He is a member of AIPG and several other professional organizations and holds a Ph.D. from Colorado State University.

B. Compensation.

Compensation of Officers

The following table, presented in accordance with the Regulation made under the Securities Act (Ontario), sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the 12 months ended January 31, 2004, 2003, and 2002 in respect of the individual who was, as at January 31, 2004, the President and Chief Executive Officer of the corporation (the "Named Executive Officer"). Other than the Named Executive Officer, no executive officer received salary and bonuses in excess of $100,000 in any such periods.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation	Long Term Compensation	All Other Compen-sation(1) (US$)
		Other Annual Salary Bonus Compensation (US$) (US$) (US$)	Securities Under Options Granted (#)		Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)
Roland M Larsen, President and CEO	2004(2) 2003(4) 2002(6)	Nil Nil 60,000 Nil Nil Nil Nil Nil Nil	220,000 (3) 480,000 (5) 380,000 (7)	Nil Nil Nil	Nil Nil Nil	36,000 Nil Nil

Notes:

(1) The aggregate value of all other compensation paid to the Named Executive Officer did not exceed $96,000 or 20% of the total of such officer's respective salary and bonus in any year.

(2) For the twelve months ended January 31, 2004.

(3) Options issued on December 12, 2003, having an exercise price of $0.265 and an expiry date on December 12, 2008.

(4) For the twelve months ended January 31, 2003.

(5) Options issued on April 25, 2002, having an exercise price of $0.26 and an expiry date on April 25, 2007

(6) For the twelve months ended January 31, 2002.

(7) Options issued on May 25, 2001, having an exercise price of $0.17 and an expiry date on May 25, 2006.

Stock Option Plan

The Corporation maintains a stock option plan (the "Stock Option Plan") for directors, officers, consultants who provide ongoing services, and employees of the Corporation and its affiliates. The purpose of the Stock Option Plan is to attract, retain and motivate management, staff and consultants by providing them with the opportunity, through options, to acquire a proprietary interest in the corporation and benefit from its growth. The Stock Option Plan provides that a total of 4,188,602 Common shares are reserved for grants of options and that the number of common Shares reserved for issuance to any one person pursuant to options shall not exceed 5% of the issued and outstanding Common Shares of the Corporation.

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

Compensation of Directors

Directors who are not officers of the corporation are not currently paid any fees for their services as directors; however, such directors are entitled to receive compensation from the corporation to the extent that they provide services to the corporation. Any such compensation is based on rates that would be charged by such a director for such services to an arm's length party. During the twelve months ended January 31, 2004, no such services were rendered and, accordingly, no compensation was paid.

All directors are reimbursed for their expenses and travel incurred in connection with attending directors meetings. Special remuneration, at per diem rates, may be paid to any director (other than executive officers of the Corporation) undertaking special services, at the request of the directors, any committee of the directors or the President of the Corporation, beyond those services ordinarily required of a director of the Corporation.

Directors who are not officers are also entitled to participate in the Corporation's Stock Option Plan and, at the time of joining the board, directors may be granted options to purchase Common Shares. During the twelve months ended January 31, 2004, options were granted to acquire 320,000 common shares of the Corporation to directors of the Corporation under the Corporation's Stock Option Plan.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended January 31, 2004. There are no pension plan benefits in place for the Named Executive Officer and none of the Named Executive Officer, officers or directors of the Corporation are indebted to the Corporation. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

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

Following are the principles of the Company’s corporate governance arrangements:

• Subject to the relatively small size of the Company and to business needs, the size of the Board must be kept to a sufficiently low number to facilitate open and effective dialogue and full participation and contribution of each Director.

• The Board must function as a cohesive team, with shared responsibilities and accountabilities that are clearly defined, understood and respected.

• The Board must have the ability to exercise all its supervisory responsibilities independent of any influence by management.

• The Board must have access to all the information needed to carry out its full responsibilities. Information must be available in a timely manner and in a format conducive to effective decision making.

• The Board must develop, implement, and measure effective corporate governance practices, processes and procedures.

Committees of the Board

There are currently two committees of the board of directors. The board does not have, nor does it currently intend to form, a nominating committee. It is the view of the board of directors that its current size (five) is small enough to make such additional committees counter productive. In addition to regularly scheduled meetings of the board, its members are in continuous contact with one another and with the members of senior management. If the size of the board were to be enlarged or if the Company were to undergo a substantial change in its business and operations, consideration would at that point be given to the formation of additional committees, including a nominating committee. The mandate and activities of each of the Company’s committees are as follows:

Audit Committee

The objectives of the Audit Committee include the following:

• to assist the Board in the discharge of its responsibilities to monitor the audit process and the integrity of the Company’s financial reporting;

• to provide independent and direct communication channels between the Board, the committee, and the external auditors;

• to enhance the quality of the Company’s financial reporting;

• to ensure that the external auditors remain ultimately accountable to the Board and the Audit Committee as representatives of the shareholders;

• to monitor the independence of the external auditors and of the director of internal audit; and

• to maintain the credibility and objectivity of financial reports and to satisfy itself as to the adequacy of the supporting systems of internal accounting controls.

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

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company’s corporate governance practices. The mandate of the committee includes:

• developing criteria governing the size and overall composition of the Board;

• conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;

• recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer); and

• recommending the compensation of directors

• ensuring that the Company’s policy on disclosure and insider trading, including communication to the different stakeholders about the Company and its subsidiaries, documents filed with securities regulators, written statements made in documents pertaining to the Company’s continuous disclosure obligations, information contained on the Company’s Web site and other electronic communications, relationships with investors, the media and analysts is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

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

E. Share ownership.

Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised1
Roland M. Larsen	President, CEO & Director	661,487

Mackenzie I. Watson	Director	373,000

James C. Dunlop	Director	76,000

Kimberly L. Koerner	Director	163,000

Roger Steininger	Director	Nil

1. The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the corporation has been furnished by the respective individuals.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows as at May 2, 2004, each person who is known to the Corporation, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted.

Name of Shareholder	Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of the Corporation (1)

CDS & Co. (2) Toronto, Ontario	13,304,398 Common Shares	31.8%

(1) Based on 41,886,018 Common Shares issued and outstanding as at May 2, 2004.

(2) This is a nominee account. To the knowledge of the Corporation, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

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

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17

− Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2004

− Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2004 and 2003

− Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2004, 2003, 2002

− Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2004, 2003, 2002

− Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #14 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

B. Significant Changes.

On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of CDN $0.25 per unit for gross proceeds of $268,750 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.30 for a period of 12 months from the date of closing. The fair value of the common share purchase warrants were estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 12 months.

On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of CDN $0.35 per unit for gross proceeds of $2,212,000 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.50 for a period of 24 months from the date of closing. The fair value of the common share purchase warrants were estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 24 months.

Item 9. The Offer and Listing

A. Offer and listing details.

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

The following table sets forth the reported high and low sales prices (stated in Canadian currency) and the average daily trading volume of the outstanding Common Shares on the Montreal Exchange for the periods January 1998 through September 2001 and the TSX Venture Exchange for the periods October 2001 through June 2004.

			High	Low	Average Daily Volume
January 1, 1998	to	March 31, 1998	$0.80	$0.27	10,533
April 1, 1998	to	June 30, 1998	$0.45	$0.15	14,033
July 1, 1998	to	September 30, 1998	$0.40	$0.10	23,100
October 1, 1998	to	December 31, 1998	$0.20	$0.05	22,200
January 1, 1999	to	March 31, 1999	$0.25	$0.10	32,900
April 1, 1999	to	June 30, 1999	$0.13	$0.05	14,666
July 1, 1999	to	September 30, 1999	$0.19	$0.05	43,833
October 1, 1999	to	December 31, 1999	$0.12	$0.03	21,133
January 1, 2000	to	March 31, 2000	$0.17	$0.03	42,933
April 1, 2000	to	June 30, 2000	$0.39	$0.13	57,033
July 1, 2000	to	September 30, 2000	$0.28	$0.11	10,467
October 1, 2000	to	December 31, 2000	$0.27	$0.11	25,867
January 1, 2001	to	March 31, 2001	$0.30	$0.11	11,500
April 1, 2001	to	June 30, 2001	$0.18	$0.06	7,789
July 1, 2001	to	September 30, 2001	$0.13	$0.06	7,667
October 1, 2001	to	December 31, 2001	$0.09	$0.04	9,750
January 1, 2002	to	March 31, 2002	$0.34	$0.07	52,546
April 1, 2002	to	June 30, 2002	$0.48	$0.20	76,899
July 1, 2002	to	September 30, 2002	$0.35	$0.17	51,437
October 1, 2002	to	December 31, 2002	$0.36	$0.20	31,354
January 1, 2003	to	March 31, 2003	$0.00	$0.00	0
April 1, 2003		June 30, 2003	$0.40	$0.21	13,728
July 1, 2003		September 30, 2003	$0.40	$0.20	151,583
October 1, 2003		December 31, 2003	$0.47	$0.25	53,416
January 1, 2004		March 31, 2004	$0.46	$0.25	78,814
April 1, 2004		June, 30, 2004	$0.46	$0.30	79,530

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

F. Expenses of the issue.

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

The Investment Canada Act (the “Act”) enacted on June 20, 1985, as amended, including as amended by the World Trade Organization Implementation Act (Canada), requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act. “Non-Canadian” generally means an individual who is not a Canadian citizen or permanent resident, or a Corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians. For purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of voting interests or shares in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business whether or not the controlling entity is Canadian. Under the Act, control of a Corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a Corporation, and is presumed to be acquired where at least one-third, but less than a majority, of the voting shares of a Corporation or of an equivalent undivided ownership interest in the voting shares of a Corporation are acquired unless it can be established that the Corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

All investments to acquire control of a Canadian business are notifiable, unless they are reviewable. Investments requiring review and approval include: (i) a direct acquisition of control of a Canadian business with assets with a value of Cdn. $5,000,000 or more; (ii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $50,000,000 or more; and (iii) an indirect acquisition of control of a Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $5,000,000 or more and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by a “WTO Investor” (generally, nationals or permanent residents of World Trade Organization member states, or entities controlled by residents or nationals of WTO member states) or the Canadian business is controlled by a WTO Investor, the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is Cdn. $160,000,000 in constant 1995 dollars as determined in accordance with the Act. Indirect acquisitions of Canadian businesses by or from WTO Investors are not subject to review. The United States is a WTO member state.

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

The Investment Review Division will submit the application for review to the Minister of Industry (Canada), together with any other information or written undertakings given by the acquirer and any representations submitted to the division by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of “net benefit to Canada,” taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors considered are: (i) the effect of the investment on the nature and level of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

Within 45 days after completed application for review has been received, the Minister must notify the investor that (a) he is satisfied that the investment is likely to be of “net benefit to Canada,” or (b) he is unable to complete his review in which case he shall have 30 additional days to complete his review (unless the investor agrees to a longer period) or (c) he is not satisfied that the investment is likely to be of “net benefit to Canada.” If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of “net benefit to Canada.”

Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of “net benefit to Canada,” the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of “net benefit to Canada.” In the latter case, the investor may not proceed with the investment, or if the investment has already been implemented, must divest itself of control of the Canadian business.

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

E. Taxation

The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company’s Common Shares, as well as any consequences arising under US federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm’s-length with the Company, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a “Non-Resident Holder”).

Dividends paid to US residents by the Company on the Common Shares generally will be subject to Canadian non-resident withholding taxes. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common Shares on redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market). For US corporations owning at least 10% of the voting stock of the Company, the dividends paid by the Company are subject to a withholding tax rate of 6% in 1996 and 5% thereafter under the Canada-U.S. Income Tax Convention (1980), as amended by the Protocol signed on March 17, 1995 (the “Treaty”). For all other US shareholders, the Treaty reduces the withholding tax rate from 25% to 15% of the gross dividend. Other applicable tax treaties may reduce the Canadian tax rate for other Non-Resident Holders.

A Non-Resident Holder will generally not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are “taxable Canadian property” within the meaning of the Income Tax Act (Canada). Generally, the Common Shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common Shares owned not less than 25% of the issued shares of any class of the capital stock of the Company. Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common Shares which constitute “taxable Canadian property”, provided that the value of the Common Shares at the time of disposition is not derived principally from real property located in Canada.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display.

Company documents can be reviewed at 3258 Mob Neck Road, Heathsville, VA 22473 or 1311 N. McCarran Blvd., Suite 102, Sparks, NV 89431. You can also obtain copies by writing to either of these addresses.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

At January 31, 2004, the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe Resources, receivables and payables and accruals. The Company estimates that the fair value of its other financial assets and liabilities approximates the carrying values due to their short-term nature.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The board of directors has determined that Directors and Audit Committee Members, Mr. James Dunlop and Ms. Kimberly Larsen have the necessary attributes for designation as the audit committee’s financial expert and have designated them as the financial experts.

Item 16B. Code of Ethics.

The company has adopted a Code of Ethics that applies to its Directors and Executive Officers. The Code of Ethics can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. It can also be obtained, without charge, by writing to this address.

Item 16C. Principal Accountant Fees and Services.

Reserved.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

− Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2004

− Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2004 and 2003

− Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2004, 2003 2002

− Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2004, 2003, 2002

− Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #14 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROYAL STANDARD MINERALS INC.
(Registant)
Roland M. Larsen, President & CEO

Date: July 8, 2004

Risks Associated with Forward Looking Statements. This Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21e of the securities Exchange Act of 1934, as amended (the “Exchange Act”), which are intended to be covered by the safe harbors created thereby. Investors and shareholders are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability of the Company to continue its mineral exploration strategy, complete recommended work programs, the success of the Company in locating mineral bodies in commercially recoverable quantities, the ability of the Company to develop the mineral bodies either on its own or in partnership with third parties, the ability of the Company to acquire interests in mineral exploration properties or mining claims, as well as market prices for mineral resources, competition and general market conditions. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Form 20-F will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

CERTIFICATIONS

I, Roland M. Larsen, certify that:

1. I have reviewed this annual report on Form 20-F of Royal Standard Minerals Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 8, 2004

\s\ Roland M. Larsen
Roland M. Larsen
President & CEO

CERTIFICATIONS

I, Kimberly L. Koerner, certify that:

4. I have reviewed this annual report on Form 20-F of Royal Standard Minerals Inc.;

5. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

6. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

e. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

f. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

c. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

d. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date July 8, 2004

\s\ Kimberly L. Koerner
Kimberly L. Koerner
Director

Royal Standard Minerals Inc.

(continued under the New Brunswick Corporation Act)

(Expressed in United States dollars)

Consolidated Financial Statements

January 31, 2004 and 2003

April 23, 2004

Auditors' Report

To the Shareholders of

Royal Standard Minerals Inc.

We have audited the consolidated balance sheet of Royal Standard Minerals Inc. as at January 31, 2004 and the consolidated statements of exploration properties, operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at January 31, 2003 and for each of the two years then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 17, 2003.

McCarney Greenwood LLP

Chartered Accountants

Toronto, Canada

Comments by Auditors on United States of America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audit in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated April 23, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

McCarney Greenwood LLP

Chartered Accountants

Toronto, Canada

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Consolidated Balance Sheets Page 2

January 31

2004 2003

Assets

Current assets

Cash and cash equivalents $ 189,732 $ 283,030

Funds held in trust (Note 3) 75,000 75,000

Marketable securities (Note 4) 8,000 8,000

Receivables 559 11,723

273,291 377,753

Exploration properties (Note 5) 1,253,444 781,039

Equipment (Note 6) 52,656 53,688

$ 1,579,391 $ 1,212,480

Liabilities

Current liabilities

Accounts payable and accrued liabilities $ 106,178 $ 82,300

Shareholders' Equity

Capital stock (Note 7) 7,221,581 6,527,565

Warrants (Note 7) 151,276 -

Contributed surplus (Note 7 & 8) 1,477,780 1,425,413

Deficit (7,377,424) (6,822,798)

1,473,213 1,130,180

$ 1,579,391 $ 1,212,480

___________________________________________________________________________________________

The Company and operations (Note1)

Commitments (Note 5)

Approved by the Board Director Director

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Consolidated Statements of Exploration Properties Page 3

Opening Closing

Balance Additions Written off Balance

Year ended January 31, 2004

Gold Wedge Project $ 181,069 $ 83,050 $ - $ 264,119

Manhattan Project 136,556 35,475 - 172,031

Ruby Ridge Project 27,447 10,309 37,756 -

Como Project 52,132 73,992 - 126,124

Railroad Project 70,983 51,749 - 122,732

Pinon Project 299,456 211,587 - 511,043

Fondaway Project - 43,999 - 43,999

Other 13,396 - - 13,396

$ 781,039 $ 510,161 $ 37,756 $ 1,253,444

Year ended January 31, 2003

Gold Wedge Project $ 14,821 $ 166,248 $ - $ 181,069

Manhattan Project 87,313 49,243 - 136,556

Ruby Ridge Project 4,007 23,440 - 27,447

Como Project - 52,132 - 52,132

Railroad Project - 70,983 - 70,983

Pinon Project - 299,456 - 299,456

Other 6,937 6,459 - 13,396

$ 113,078 $ 667,961 $ - $ 781,039

Year ended January 31, 2002

Gold Wedge Project $ - $ 14,821 $ - $ 14,821

Manhattan Project - 87,313 - 87,313

Minnesota-Duluth Project 15,500 9,530 25,030 -

Ruby Ridge Project - 4,007 - 4,007

Simba Project 33,880 - 33,880 -

Other - 6,937 - 6,937

$ 49,380 $ 122,608 $ 58,910 $ 113,078

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Consolidated Statements of Operations and Deficit Page 4

January 31

2004 2003 2002

Revenue

Interest $ - $ - $ 10,332

Expenses

General and administrative 269,520 147,135 59,830

Consulting fees 241,103 146,948 -

Stock option compensation (Note 8) 40,340 - -

General exploration - 27,752 84,860

Amortization 14,944 8,763 -

565,907 330,598 144,690

Loss before the following (565,907) (330,598) (134,358)

Recovery of advances to related company

previously written off (Note 4) - - 479,340

Write off of exploration properties (37,757) - (58,910)

Recovery of (write down of) marketable securities - (39,000) 11,000

Repayment of interest (Note 4) - (67,117) -

Foreign exchange (loss) gain 49,038 19,912 (1,424)

Net (loss) earnings before income taxes (554,626) (416,803) 295,648

Income taxes (Note 10) - - -

Net (loss) earnings $ (554,626) $ (416,803) $ 295,648

(Loss) earnings per common share (Note 9)

Basic $ (0.02) $ (0.02) $ 0.02

Diluted $ (0.02) $ (0.02) $ 0.01

Deficit, at beginning of year $ (6,822,798) $ (6,405,995) $ (6,701,643)

Net (loss) earnings (554,626) (416,803) 295,648

Deficit, at end of year $ (7,377,424) $ (6,822,798) $ (6,405,995)

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Consolidated Statements of Cash Flows Page 5

Year ended January 31

2004 2003 2002

Increase (decrease) in cash and cash equivalents

Operating activities

Net (loss) earnings $ (554,626) $ (416,803) $ 295,648

Operating items not involving cash

Amortization 14,944 8,763 -

Stock option compensation 40,340 - -

Write off of exploration properties (37,757) - 58,910

Write down of (recovery of)

marketable securities - 39,000 (11,000)

Decrease (increase) in receivables 11,164 6,320 (3,809)

Increase (decrease) in payables and accruals 23,878 36,395 13,004

(502,057) (326,325) 352,753

Financing activities

Issue of common shares, net of issue costs 857,319 688,717 123,052

Investing activities

Increase in funds held in trust - (75,000) -

Exploration properties (434,647) (496,836) (122,608)

Purchase of capital assets (13,913) (62,451) -

(448,560) (634,287) (122,608)

Cash and cash equivalents

Net (decrease) increase (93,298) (271,895) 353,197

Beginning of year 283,030 554,925 201,728

End of year $ 189,732 $ 283,030 $ 554,925

_____________________________________________________________________________________________

Supplemental cash flow information

Cash and cash equivalent consists of:

Cash $ 189,732 $ 94,540 $ 403,002

Term deposits - 188,490 151,923

$ 189,732 $ 283,030 $ 554,925

Interest paid $ - $ 31,000 $ -

Income taxes paid $ - $ - $ -

Non-cash financing and investing activity:

Issue of common shares for exploration

properties $ - $ 171,125 $ -

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 6

1. The company and operations

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 14.

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

The more significant accounting policies are as follows:

(a) Cash and cash equivalents

Cash and cash equivalents include cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less.

(b) Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

Exploration equipment - 30%

Office equipment - 20%

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 7

(c) Exploration properties

All direct costs associated with exploration properties are capitalized as incurred. If a property proceeds to development, these costs become part of preproduction and development cost of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

The amounts capitalized at any time represent costs to be charged against future operations and do not necessarily reflect the present or future values of particular properties.

(d) Stock-based compensation plans

The CICA Handbook Section 3870 require that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after February 1, 2003. The fair value compensation expense recorded for the year ended January 31, 2004 is $40,340.

(e) Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the extent that the recovery of future income tax assets is not considered more likely than not.

(f) Earnings (loss) per common share

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

(g) Foreign currency translation

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

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 8

3. Funds held in trust

On April 17, 2002, the Company entered into an agreement with an unrelated party (the "Lender") to obtain a $5,000,000 financing facility. The agreement stipulated that the Company deposit with the Lender an interest earning refundable contingency fee of 1.5% of the facility ($75,000) which will be held in trust until the loan is advanced.

The agreement's closing date originally set to June 31, 2002, was later extended to June 17, 2003. If this agreement had closed on or before May 1, 2003, the Lender would have disbursed the funds to the Company, net of closure fees of 3.5% of the facility ($175,000). In addition, the Company was to issue 1,000,000 share purchase warrants to the Lender. Each warrant would have entitled the Lender to acquire one common share of the Company. The price of the warrants would have been set, based upon the 10 day moving average of the stock price prior to the closing date and would have had a two year term from the date of closing.

The agreement expired without the closing of the $5,000,000 financing facility. As at January 31, 2004, the $75,000 held in trust has not been returned to the Company.

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

Advances

At January 31, 2001, advances to Sharpe Resources amounted to $476,594. The advances which were unsecured and bore interest at prime plus 2% per annum, were fully written off in fiscal 1999, having been written down in previous years.

In fiscal 2002, the Company recovered $479,340 from Sharpe Resources representing the outstanding balance plus accrued interest which recovery was recorded in the operations for that year.

In fiscal 2003, the Company agreed to repay the interest collected from Sharpe Resources in connection with the $479,340 recovered in fiscal 2002. The interest amounted to $67,117 of which $31,000 has been repaid. The balance of $36,117 at January 31, 2003 was included in accounts payable and accrued liabilities.

In fiscal 2004 the balance remains unchanged.

5. Exploration properties

Nevada Projects

In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode mining claims in Nye, Elko and Lyon Counties, Nevada. Details of the option agreements are as follows:

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 9

Project Required Cash Payments to Optionor Royalty (1) Exercise of Option

Gold Wedge Commencing in fiscal 2002, $5,000 each 3% NSR July 2006 - $200,000

Nye County in first two years; $10,000 in third year,

$15,000 in fourth year and

$20,000 each in fifth and sixth years.

Manhattan Commencing in fiscal 2002, $1,000 per 5% NSR August 2006 - $500,000

Nye County month from August 2001 to August 2002:

$2,000 per month from

September 2002 to July 2006.

Fondaway Commencing in fiscal 2003, $25,000 in 3% NSR July 2013 - $600,000

Canyon year one, $30,000 in years two and three

Churchill and $35,000 each of the next seven years.

County

Como Commencing in fiscal 2003, $25,000 in 4% NSR May 2008 - $1,000,000

Lyon years one and two covering years three

County and four, $20,000 in year five $25,000

in year six.

Railroad Commencing in fiscal 2003, $15,000 in 5% NSR August 2008 - $2,000,000

Elko County the first year and increases by $5,000

each of the next six years.

(1) NSR - Net Smelter Royalty

Pinon Project - Cord Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty with no option to purchase.

Pinon Project - Tomera Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessors will retain a 5% net smelter royalty.

In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Pinon Project properties.

6. Equipment

2004 2003

Cost

Exploration equipment $ 62,065 $ 50,346

Office equipment 16,936 12,105

79,001 62,451

Accumulated amortization

Exploration equipment 22,321 7,552

Office equipment 4,024 1,211

26,345 8,763

Net carrying value

Exploration equipment 39,744 42,794

Office equipment 12,912 10,894

$ 52,656 $ 53,688

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 10

7. Capital stock

Authorized:

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Common shares issued

Shares Amount

Outstanding at January 31, 2001 23,116,459 $ 6,970,084

Shares issued for cash on exercise of warrants 951,494 123,052

Cancellation of shares held in escrow (4,836,615) (1,425,413)

Outstanding at January 31, 2002 19,231,338 5,667,723

Shares issued for cash, less issue costs of $55,258 7,000,000 600,427

Shares issued for cash on exercise of stock options 910,000 88,290

Shares issued for interest in Pinon Project 1,000,000 171,125

Outstanding at January 31, 2003 28,141,338 6,527,565

Shares issued for cash, less issue costs of $266,372 6,000,000 845,292

Warrants valuation - (151,276)

Outstanding at January 31, 2004 34,141,338 $ 7,221,581

In November 2001, 4,836,615 escrowed common shares of the Company owned by Sharpe Resources were cancelled under the terms of a 1996 escrow agreement. Upon the cancellation $1,425,413 was transferred from common stock to contributed surplus

During fiscal 2004, the Company completed a private placement financing of CDN $1,500,000 with Octagon Capital Corporation. The terms of the financing included the issuance of 6,000,000 units of the Company at a price of CDN $0.25 per unit for gross proceeds of CDN $1,500,000. Each unit consists of one common share and one half common share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of CDN $0.30 per share for a period of 24 months from the date of closing. The warrants are non-callable by the Company during the first 12 months from the closing date. During the second 12 months, the warrants may be called at the discretion of the Company if the average closing price for the shares on the TSX.V for any consecutive twenty day trading period is greater than or equal to CDN $0.375. In such circumstances, the Company may exercise its call in respect of the warrants by paying holders of the warrants CDN $0.0001 per warrant. An additional 600,000 warrants with an exercise price of $0.30 per share for a period of 24 months were granted to the broker.

The Company applies the fair value method of accounting for warrants and accordingly, $151,276 was recorded as warrants and charged against capital stock during the period. For purposes of the 3,600,000 warrants granted, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 24 months.

The following table reflects the fair value of share purchase warrants and broker's warrants currently outstanding:

Expiry Share Purchase Price ($) Number Value ($)

July 24, 2005 0.30 3,000,000 126,063

July 24, 2005 0.30 600,000 25,213 (Broker Warrants)

3,600,000 151,276

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 11

8. Common share options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

The following table reflects the continuity of stock options:

Number of Weighted Average

Common Shares Exercise Price

2004 2003 2002 2004 2003 2002

Outstanding at beginning of year 3,090,000 2,385,000 2,385,000 $ 0.26 $ 0.18 $ 0.17

Granted during year 320,000 1,615,000 1,410,000 $ 0.265 $ 0.32 $ 0.17

Exercised during year - (910,000) - $ - $ 0.16 $ -

Cancelled or expired during year - - (1,410,000) $ - $ - $ 0.15

Outstanding at end of year 3,410,000 3,090,000 2,385,000 $ 0.26 $ 0.26 $ 0.18

Exercise prices are in Canadian dollars.

The following table reflects the stock options outstanding as at January 31, 2004

Expiry Date Exercise Price ($) Options Outstanding

May 04, 2005 0.23 595,000

May 25, 2006 0.17 880,000

April 25, 2007 0.26 960,000

May 13, 2007 0.40 655,000

December 12, 2008 0.265 320,000

3,410,000

The Company applies the fair value method of accounting for all stock-based compensation awards and accordingly, $55,680 CDN ($40,340 USD) was recorded as a compensation adjustment for stock options granted and contributed surplus relating to 320,000 options granted during the year. For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 60 months.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 12

8. Common share options (Continued)

The following table reflects the continuity of contributed surplus relating to stock options:

Number of Options Amount

Balance, January 31, 2002 1,475,000 $ -

Options granted 1,615,000 -

Options exercised - -

Balance, January 31, 2003 3,090,000 -

Options granted 320,000 40,340

Options exercised - -

Balance, January 31, 2004 3,410,000 $ 40,340

9. Per share amounts

The weighted average number of common shares outstanding in 2004, 2003 and 2002 used in computing basic earnings (loss) per share were 31,330,379, 25,537,033 and 19,140,099 respectively.

Due to the losses in 2004 and 2003, diluted loss per share is equivalent to the basic loss per share as the inclusion of share purchase options outstanding at January 31, 2004 and 2003 would be anti-dilutive. In 2002, the number of shares used in the calculation of diluted earnings per share was 19,140,199, which excluded the potential exercise of common share purchase options and warrant because of their anti-dilutive effect due to the exercise prices exceeding the average market price for the period.

10. Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations.

2004 2003 2002

Net (loss) earnings before income taxes reflected

in consolidated statements of operation $ (554,626) $ (416,803) $ 295,648

Expected income tax (recovery) expense (203,104) (163,000) 124,000

Recovery of write downs of advances to

related company - - (201,000)

Deductible share issue costs - (19,000) (46,000)

Stock option compensation expense 40,340 - -

Valuation allowance 162,764 182,000 123,000

Income tax (recovery) expense $ - $ - $ -

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 13

10. Income taxes (Continued)

The following table reflects future tax assets at January 31, 2004 and 2003.

2004 2003

Unclaimed non-capital losses $ 952,860 $ 1,029,000

Unclaimed capital losses 14,135 -

Excess of undepreciated capital cost allowance over carrying value of capital assets 8,425 -

Excess of unclaimed resource pools over carrying

value of exploration properties 2,056,199 1,480,000

Unclaimed share issue costs 313,622 29,000

3,345,241 2,538,000

Valuation allowance 3,345,241 2,538,000

Future income tax assets recognized $ - $ -

At January 31, 2004, the Company had unclaimed Canadian and foreign resource pools of $1,156,000, unclaimed share issue costs of $418,000 and unclaimed non-capital losses carried forward of $2,637,000 non-capital losses will expire as follows:

2004 $ 222,225

2005 336,750

2006 343,725

2007 189,300

2008 185,850

2009 252,150

2010 487,500

2011 619,500

$ 2,637,000

At January 31, 2004, the Company's United States subsidiaries had unclaimed resource pools of $2,340,000 and unclaimed non-capital losses carried forward of $1,531,000. None of these losses expire in the next two years.

11. Financial instruments

At January 31, 2004, the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe Resources, receivables and payables and accruals. The Company estimates that the fair value of its other financial assets and liabilities approximates their carrying values due to their short term nature.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

12. Related party transactions

Transactions with a related party were as follows:

2004 2003 2002

Office space rent paid to a company related to

an officer of the company $ 5,732 $ 29,670 $ -

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 14

13. Subsequent events

Subsequent to year end, the company had the following changes to capital stock, and warrants:

Number of

Shares US $

(a) Common shares

Balance, January 31, 2004 34,141,338 7,221,581

Private placement, net of issue costs (i) 1,075,000 201,885

Warrant valuation (i) - (36,339)

Private placement (ii) 6,320,000 1,643,295

Warrant valuation (ii) - (187,805)

Balance, April 23, 2004 41,536,338 8,842,617

(i) On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of CDN $0.25 per unit for gross proceeds of $268,750 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.30 for a period of 12 months from the date of closing. The fair value of the common share purchase warrants were estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 12 months.

(ii) On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of CDN $0.35 per unit for gross proceeds of $2,212,000 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.50 for a period of 24 months from the date of closing. The fair value of the common share purchase warrants were estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 24 months.

Number of

Warrants US $

(b) Warrants

Balance, January 31, 2004 3,600,000 151,276

Private placement (i) 537,500 36,339

Private placement (ii) 3,160,000 187,805

Balance, April 23, 2004 7,297,500 375,420

(i) See Note 13(a)(i) for assumptions used in the Black-Scholes valuation model.

(ii) See Note 13(a)(ii) for assumptions used in the Black-Scholes valuation model.

c) Special shares

On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares without par value.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 15

14. Differences between Canadian GAAP and US GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2 under which CICA Handbook Section 3870 was adopted for new awards effective January 1, 2003. The effect of this accounting change was that $40,340 was recorded as an additional compensation expense for fiscal 2004. Prior to this change, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2003 or 2002. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 (see below) effective as of February 1, 2003, which provisions allow the Company to record compensation expense for stock option granted in fiscal 2004 based on the estimated fair value of such option, using the prospective method. As of February 1, 2003, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes in fiscal 2004.

Prior to February 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under APB Opinion Number 25 and related interpretations, under which no compensation expense was required to be recognized in fiscal 2003 or 2002. For US GAAP purposes, pro forma net loss relating to stock option grants would have been increased by approximately $237,000 in fiscal 2003.

The Company is in the process of exploring its exploration costs and has not yet determined whether these properties contain ore reserves. Accordingly, under US GAAP, the Company would be characterized as a "development stage enterprise".

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Had the Company's consolidated balance sheets as at January 31, 2004 and 2003 been prepared using US GAAP, such balance sheets would be presented as follows:

2004 2003

Assets

Current

Cash and cash equivalents $ 189,732 $ 283,030

Funds held in trust 75,000 75,000

Marketable securities 8,000 8,000

Receivables 559 11,723

273,291 377,753

Equipment 52,656 53,688

$ 325,947 $ 431,441

Liabilities

Current

Payables and accruals $ 106,178 $ 82,300

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 16

Shareholders' Equity

Capital stock 6,640,556 5,946,540

Warrants 151,276 -

Additional paid-in capital 1,331,653 1,279,287

Cumulative foreign currency translation adjustments (84,413) (133,451)

Cumulative adjustments to marketable securities (407,105) (407,105)

Deficit accumulated during the development stage (7,412,198) (6,336,130)

219,769 349,141

$ 325,947 $ 431,441

Under US GAAP, development stage enterprises are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI because immediately after the acquisition, the former shareholders of SRI owned approximately 94% of the then outstanding shares of the Company. In addition, US GAAP requires the presentation of a statement of comprehensive income, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.

The cumulative-from-inception statements of operations and comprehensive income (loss), cash flows and changes in shareholder's equity under US GAAP are as follows:

Statements of Operations and Comprehensive Income (Loss):

Cumulative

from

Inception 2004 2003 2002

Revenue

Interest $ 18,614 $ - $ - $ 10,332

Expenses

General and administrative 1,593,809 269,520 147,135 59,830

Consulting fees 388,051 241,103 146,948 -

Stock option compensation 40,340 40,340 - -

General exploration 5,276,681 510,161 695,713 207,468

Depreciation 23,707 14,944 8,763 -

7,322,588 1,076,068 998,559 267,298

Loss before the following (7,303,974) (1,076,068) (998,559) (256,966)

Recovery of (write down of)

advances to related company (75,506) - - 479,340

Gain on disposal of marketable

securities 47,988 - - -

Repayment of interest (67,117) - (67,117) -

Net (loss) earnings before

income taxes (7,398,609) (1,076,068) (1,065,676) 222,374

Income taxes - - - -

Net (loss) earnings $ (7,398,609) $ (1,076,068) $ (1,065,676) $ 222,374

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 17

Comprehensive income items:

Foreign currency translation

gains (losses) (84,413) 49,038 19,912 (1,424)

Recovery of (write down) of

marketable securities (407,105) - (39,000) 11,000

Comprehensive (loss) income $ (7,890,127) $ (1,027,030) $ (1,084,764) $ 231,950

Net (loss) earnings per common share

Basic $ (0.03) $ (0.04) $ 0.01

Diluted $ (0.03) $ (0.04) $ 0.01

Comprehensive (loss) earnings per common share

Basic $ (0.03) $ (0.04) $ 0.01

Diluted $ (0.03) $ (0.04) $ 0.01

Statements of Changes in Shareholders' Equity:

The changes in common stock since the Company's inception as required by US GAAP are as follows:

Common Stock

Price Amount

per Under

Shares Share US GAAP

Issued to former shareholders of SRI 8,154,614 $ 0.16 $ 1,318,566

Held by other shareholders 488,041 0.96 467,467

Outstanding at June 26, 1996 8,642,655 - 1,786,033

Issued for exploration properties 1,400,000 0.48 667,204

Issued for services 200,000 0.63 126,465

Issued on cash on exercise of warrant 580,577 0.62 361,823

Issued for cash 500,000 0.66 329,936

Outstanding at January 31, 1997 11,323,232 - 3,271,461

Issued for exploration properties 200,000 0.67 134,250

Flow-through shares issued for cash 300,000 0.72 216,763

Issued for cash, less issue costs of $481,480 7,228,066 0.29 2,129,061

Issued for services 70,000 0.83 58,125

Outstanding at January 31, 1998 19,121,298 - 5,809,660

Share issue costs - - (5,919)

Outstanding at January 31, 1999 19,121,298 - 5,803,741

Issued for cash, less issue costs of $4,092 951,494 0.06 61,578

Outstanding at January 31, 2000 20,072,792 - 5,865,319

Issued for cash, less issue costs of $54,246 3,043,667 0.12 377,614

Outstanding at January 31, 2001 23,116,459 - 6,242,933

Issued for cash on exercise of warrants 951,494 0.13 123,052

Cancellation of shares held in escrow (4,836,615) 0.26 (1,279,287)

Outstanding at January 31, 2002 19,231,338 - 5,086,698

Issued for cash, less issue cost of $55,258 7,000,000 0.09 600,427

Issued for cash, on exercise of stock options 910,000 0.10 88,290

Issued in exchange for exploration properties 1,000,000 0.17 171,125

Outstanding at January 31, 2003 28,141,338 - 5,946,540

Issued for cash, less issue cost of $266,372 6,000,000 0.12 845,292

Warrants valuation - - (151,276)

Outstanding at January 31, 2004 34,141,338 $ - $ 6,640,556

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 18

Other changes in shareholders' equity are presented as follows:

Cumulative Deficit

foreign Cumulative accumulated

Additional currency adjustments during the

paid in translation to marketable development

Warrants capital adjustments securities stage

Balance, February 1, 2001 $ - $ 1,279,286 $ (151,939) $ (379,105) $(5,492,828)

Comprehensive (loss) income - - (1,424) 11,000 222,374

Balance, January 31, 2002 - 1,279,286 (153,363) (368,105) (5,270,454)

Comprehensive (loss) income - - 19,912 (39,000) (1,065,676)

Balance, January 31, 2003 - 1,279,286 (133,451) (407,105) (6,336,130)

Issue of warrants, fair value 151,276 - - - -

Stock options - 52,367 - - -

Comprehensive (loss) income - - 49,038 - (1,076,068)

Balance, January 31, 2004 $ 151,276 $ 1,331,653 $ (84,413) $ (407,105) $(7,412,198)

Statement of Cash Flows:

Cumulative

from

Inception 2004 2003 2002

Operating activities

Net (loss) earnings $ (7,398,609) $ (1,076,068) $ (1,065,676) $ 222,374

Depreciation 23,707 14,944 8,763 -

Stock option compensation 40,340 40,340 - -

Foreign currency translation

adjustments (84,413) 49,038 19,912 (1,424)

Expenses settled by the issue

of common shares 184,610 - - -

Exploration expenditures settled

by the issue of common shares 2,277,918 - 171,125 -

Gain on disposal of marketable

securities (47,988) - - -

Write down of advances to related

company 554,846 - - -

(4,449,589) (971,746) (865,876) 220,950

Decrease (increase) in receivables (559) 11,164 6,320 (3,809)

Increase in advances to related

company (554,846) - - -

Increase (decrease) in payables

and accruals 106,178 23,878 36,395 13,004

(4,898,816) (936,704) (823,161) 230,145

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 19

Financing activities

Increase in funds held in trust (75,000) - (75,000) -

Issue of common shares, net of

issue cost 5,607,024 857,319 688,717 123,052

5,532,024 857,319 613,717 123,052

Investing activities

Purchase of equipment (76,364) (13,913) (62,451) -

Purchase of marketable securities (1,057,976) - - -

Proceeds on disposal of marketable

securities 690,864 - - -

(443,476) (13,913) (62,451) -

Cash and cash equivalents

Net increase (decrease) 189,732 (93,298) (271,895) 353,197

Beginning of period - 283,030 554,925 201,728

End of period $ 189,732 $ 189,732 $ 283,030 $ 554,925

Recent US GAAP accounting pronouncements--

In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FASB 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for such activities initiated after December 31, 2002. FASB 146 requires the recognition of a liability for exit or disposal activities when such a liability is incurred. This standard is substantially equivalent to CICA EIC Abstract 135, "Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)." This new guidance has been adopted for US GAAP proposed in fiscal 2004, and did not have a material impact on the financial position, results or operations or cash flows of the Company as reported US GAAP purposes.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No.45 required that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, or the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not currently provide significant guarantees on a routine basis. The Company adopted this interpretation for US GAAP purposes and it did not have a material impact on the results. The Company has adopted this statement in fiscal 2004.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation- Transition and Disclosure" (FASB 148), which provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the previous disclosure requirements of FASB 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported financial results. The Company has adopted this statement in fiscal 2004.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002 Page 20

FASB 148 requires the following disclosures for US GAAP purposes:

Years ended January 31

2004 2003 2002

AS REPORTED:

Net loss $ (1,076,068) $ (1,065,676) $ 223,374

(Loss) per common share,

as reported-

Basic $ (0.03) $ (0.04) $ 0.01

Diluted $ (0.03) $ (0.04) $ 0.01

Stock-option compensation

cost included in net loss $ 40,340 $ - $ -

PRO FORMA (as if the fair value method of accounting for stock option grants had been applied for all periods):

Net loss $ (1,076,068) $ (1,302,676) $ 223,374

(Loss) per common share,

as reported-

Basic $ (0.03) $ (0.05) $ 0.01

Diluted $ (0.03) $ (0.05) $ 0.01

Additional stock-option compensation

included in net loss on a pro forma basis $ - $ 237,000 $ -

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate its variable interest entities. In December 2003, the FASB issued modifications to FIN 46, resulting in multiple effective dates based on the nature and creation date of the VIE. The Company has determined that it does not have any VIE's which will require consolidation for US GAAP purposes.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (FASB 149). FASB 149 is intended to result in more consistent reporting of contracts as either free standing derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company does not expect that the pronouncement will have a material impact on its financial position, results of operations or cash flows as reported for US GAAP purposes.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This standard establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity, and is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company does not expect that this pronouncement will have a material impact on its financial position, results of operations or cash flows as reported for US GAAP purposes.