Form 20-F/A
ROYAL STANDARD MINERALS INC
filed 2004-07-20
CIK 1027162

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The board of directors has determined that Director and Audit Committee Member Ms. Kimberly Larsen has the necessary attributes for designation as the audit committee’s financial expert and has designated her as the financial expert.

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