Form 20-F/A
ROYAL STANDARD MINERALS INC
filed 2004-07-21
CIK 1027162

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Royal Standard Minerals Inc. (“the Company”), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending January 31, 2003 as filed with the Securities and Exchange Commission on (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Roland M. Larsen

Roland M. Larsen

Chief Executive Officer

July 20, 2004

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Kimberly L. Koerner, Director of Royal Standard Minerals Inc. (“the Company”), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending January 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kimberly L. Koerner

Kimberly L. Koerner

Director

July 20, 2004