Form 20-F
ROYAL STANDARD MINERALS INC
filed 2005-07-21
CIK 1027162

OMB APPROVAL
OMB Number: 3235-0288
UNITED STATES	Expires: January 31, 2008
SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
Washington, D.C. 20549	Hours per response: 2631.00

FORM 20-F

(Mark One)

___	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

X__

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended January 31, 2005

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
43,143,518 Common Shares

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

______Yes _____No
PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	9
A.	History and development of the company	9
B.	Business overview	9
C.	Organizational structure	15
D.	Property, plants and equipment	15
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	15
A.	Operating results	15
B.	Liquidity and capital resources	19
C.	Research and development, patents and licenses, etc.	20
D.	Trend information	21
E.	Off balance sheet arrangements	21
F.	Tabular disclosures of contractual obligations	21
G.	Safe harbor	21
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	21
A.	Directors and senior management	21
B.	Compensation	23
C.	Board practices	24
D.	Employees	30
E.	Share ownership	30
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	30
A.	Major shareholders	30
B.	Related party transactions	31
C.	Interests of experts and counsel	31
ITEM 8	FINANCIAL INFORMATION	31
A.	Consolidated statements and other financial information	31
B.	Significant changes	32
ITEM 9	THE OFFER AND LISTING	32
A.	Offer and listing details	32
B.	Plan of distribution	33
C.	Markets	33
D.	Selling shareholders	34
E.	Dilution	34
F.	Expense of the issue	34
ITEM 10	ADDITIONAL INFORMATION	34
A.	Share capital	34
B.	Memorandum and articles of association	34
C.	Material contracts	34
D.	Exchange controls	34
E.	Taxation	36
F.	Dividends and paying agents	37
G.	Statements by experts	37
H.	Documents on display	37
I.	Subsidiary information	37
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	38
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	38
PART II
ITEM 13	DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES	38
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	38
ITEM 15	CONTROLS AND PROCEDURES	39
ITEM 16	[RESERVED]	39
ITEM 16A	AUDIT COMMITTEE FINANCIAL REPORT	39
ITEM 16B	CODE OF ETHICS	39
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	39
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	40
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	40

PART III
ITEM 17	FINANCIAL STATEMENTS	40
ITEM 18	FINANCIAL STATEMENTS	41
ITEM 19	EXHIBITS	41

	SIGNATURES	41
	CERTIFICATIONS	42
	CERTIFICATIONS PURSUANT TO SECTION 906	44

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2005, 2004, 2003, 2002 and 2001. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States Companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 15 of the Consolidated Financial Statements included with this report.

Royal Standard Minerals Inc.

(An Exploration Stage Enterprise)

Consolidated Financial Statement Data

For the Years Ended January 31

(Expressed in US Currency)

	2005	2004	2003	2002	2001
Statement of Operations
Revenue	$0	$0	$0	$10,332	$8,282
Administrative Expenses	$578,632	$565,907	$330,598	$144,690	$57,158
Net loss for the year	($481,723)	($554,626)	($416,803)	$295,648	($2,597492)
Deficit, beginning of year	($7,377,424)	($6,822,798)	($6,405,995)	($6,701,643)	($4,104,151)
Deficit, end of year	($7,859,147)	($7,377,424)	($6,822,798)	($6,405,995)	($6,701,643)
Earnings (loss) per common share
Basic	($0.01)	($0.02)	($0.02)	$0.02	($0.15)
Diluted	($0.01)	($0.02)	($0.02)	$0.01	($0.15)
Weighted Average Shares Outstanding	41,090,912	31,330,379	25,537,033	27,031,338	23,116,459

Balance Sheet	Year Ended January 31
	2005	2004	2003	2002	2001
Current Assets	$541,835	$273,291	$377,753	$619,968	$251,962

Interest in Mineral Properties and Related Deferred Exploration Costs	$2,526,046	$1,253,444	$781,039	$113,078	$49,380
Equipment	$37,735	$52,656	$53,688	$0	$0

Currency Exchange Rates

Except where otherwise indicated, all of the dollar figures in this annual report on Form 20-F, including the financial statements, refer to United States currency. The following table sets forth, for the periods indicated, certain exchange rates based on the exchange rates reported by the Federal Reserve Bank of New York as the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes (the “Noon Buying Rate”). Such rates quoted are the number of U.S. dollars per Cdn $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for the number of Canadian dollars per U.S. $1.00.

	Year Ended December 31,
	2000	2001	2002	2003	2004
High for the period	.6973	.6696	.8532	.7738	.8493
Low for the period	.6413	.6266	.7992	.6329	.7196
Average rate for the period(1)	.6735	.6446	.8308	.7186	.7716
Rate at end of period	.6666	.6279	.8358	.7738	.8308

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

Not Applicable

D. Risk factors.

The operations of Royal Standard involve a number of substantial risks and the securities of Royal Standard are highly speculative in nature. The following risk factors should be considered:

Absence of Public Market
Trading of the Common Shares of Royal Standard on the TSX Venture Exchange and OTC Bulletin Board has been sporadic and very limited and no assurance can be given that an active trading market will develop or be sustained. Investment in Royal Standard is, therefore, not suitable for any investors who may have to liquidate their investments on a timely basis and should only be considered by investors who are able to make a long term investment in Royal Standard.
Risk Inherent to Royal Standard’s Proposed Mining Activities

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

2. There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities. Substantial expenditures will be required to pursue such exploration and development activities. Assuming discovery of an economic ore body, and depending on the type of mining operation involved, several years may elapse from the initial stages of development until commercial production is commenced. New mining operations frequently experience unexpected problems during the exploration and development stages and during the initial production phase. In addition, preliminary reserve estimates may prove inaccurate. Accordingly, there can be no assurance that the Company’s current exploration and development programs will result in any commercial mining operations.

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

History of Losses

At January 31, 2005, the Company had an accumulated deficit of U.S. $7,859,147. There can be no assurance that the Company will ever achieve revenues from operations or that its operations will ever be profitable.

Additional Capital

The terms of the Company’s rights to its properties require that the Company expend significant funds on exploratory and other pre-production activities. Should the Company fail to make these expenditures on a timely basis, it would forfeit its rights to the particular projects, including the sums expended through the dates of such forfeitures. The Company’s present capital resources are sufficient to fund these costs. There can be no assurance that the Company will be able to raise additional capital on acceptable terms or at all. In any event, any additional issuance of equity would be dilutive to the Company’s current shareholders.

No History of Operations

The Company is an exploration stage enterprise with no history of prior operations and no earnings. There can be no assurance that the Company’s operations will become profitable in the future. The success of the Company will be dependent on the expertise of its management, the quality of its properties, and its ability to raise the necessary capital to carry out its business plan. If financing is unavailable for any reason, the Company will be unable to acquire and retain its mineral concessions and carry out its business plan.

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

Dependence on Key Personnel

The Company’s success will be dependent upon the services of its President and Chief Executive Officer, Mr. Roland Larsen.

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of January 31, 2005, the Company had outstanding options and warrants to purchase an aggregate of 9,513,840 Common Shares. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

Dividends

The Company does not anticipate paying dividends in the foreseeable future.

Item 4. Information on the Company

A. History and development of the company.

Royal Standard Minerals Inc. herein referred to as "Royal Standard" or the “Company”, was incorporated pursuant to the laws of Canada by articles of incorporation dated December 10, 1986 under its former name, Ressources Minieres Platinor Inc. (“Ressources”). On April 30, 1996, Royal Standard shareholders approved the acquisition of all the issued and outstanding shares of Southeastern Resources, Inc. (“Southeastern”) in a reverse take-over transaction. Pursuant to this transaction, articles of amendment were filed effective May 14, 1996, pursuant to which the name of Royal Standard was changed to its current form of name and its shares issued and outstanding at that time were consolidated on a 7.5:1 basis. On June 28, 1996, the Common Shares commenced trading on the Montreal Exchange. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange. The Company also trades in the United States Over-the-Counter Bulletin Board.

The registered office of Royal Standard is located at 56 Temperance Street, Fourth Floor, Toronto, Ontario M5G 2V5 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473.

B. Business overview.

Royal Standard is a mineral exploration company engaged in locating, acquiring exploring and the development of gold and precious metal deposits in the state of Nevada. Royal Standard currently has five advanced and exploration-stage projects, the Manhattan and Gold Wedge programs in Nye County, the Pinon and Railroad projects in Elko County, the Fondaway project in Churchill County, Nevada and the Como project in Lyon County.

At the present time, the Company’s activities are limited to exploratory searches for ore and energy minerals. The Company has not generated any revenues from operations at this time. The Company is evaluating the potential for economic extraction of known deposits of ore grade material on the Company’s mineral exploration properties. See Item # 3.D. - Risk Factors.

Manhattan/Round Mountain Caldera

The Manhattan/Round Mountain Caldera program is the Company’s most advanced district play. The land position in the Manhattan Mining District is comprised of 70 patented and unpatented lode-mining claims. Drill testing the extensions of the Gold Wedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the gold resource estimates.

Gold was discovered at Manhattan in 1905 and the district soon developed into a number of productive high-grade underground “vein” deposits containing free gold and numerous placer deposits. This type of production continued until 1947 and produced a total of 330,000 ounces of gold up to 1967. The district has produced approximately 1 million ounces of gold.

Recent exploration (1980’s-90’s) was focused toward building large bulk tonnage open pit reserves in a district noted for coarse vein-type deposits. Houston Oil and Minerals, Freeport Exploration and Echo Bay Mines Ltd. completed major programs to delineate open pit reserves. This exploration resulted in the development of the East and West Pit Deposits which produced approximately 260,000 ounces at an average grade of approximately 0.06 opt gold during 1990-1996. The occurrence of the mineralization was not well suited for open pit bulk tonnage mining as excessive dilution caused a reduction of the overall head grades that probably impacted overall profitability.

Goldstrike

Fondaway

Canyon Project

Manhattan-Round Mountain Caldera Trend

Pinon and

Railroad

Round Mtn

Como

Goldwedge Project

Carlin Trend

Elko

Reno

Las Vegas

Rain District

Freeport Gold, Tenneco (Echo Bay) recognized the potential of the district (to include the Goldwedge deposit that is currently under control by RSM) however, these deposits were not suited for open pit mining. At that time the large mining companies did not consider the underground development projects feasible. Although Sunshine Mining Co. considered an underground mine development in 1988 on the Goldwedge deposit, continued exploration by Crown Resources and others on MMC claims indicated sections (5+’-30’) of potentially mineable grades greater than 0.5 opt gold. The continued downturn in the gold market, tightened corporate budgets and high holding costs for the properties forced many companies to turn back the land positions to the claim owners. Currently, MMC controls approximately 4,000 feet of strike length. Approximately 1,000-1,200 feet of this strike length has been drill tested indicating positive results. The possibility of identifying a volcanic hosted gold deposit similar to the nearby (9 million ounce) Round Mountain mine is unknown at present.

Goldwedge Deposit

The Goldwedge, one of several deposits in the area, is considered the best known deposit in the district for development of an underground mine. The deposit contains excellent exploration potential for future growth. Based upon the results of 60 drill holes primarily within the central zone over a strike length of 1,000+ feet and 100’-500’ of vertical extent reveal continuous gold oxide mineralization of potential mineable thickness and quality. RSM has analyzed all of the drill data as part of a detailed geologic inventory of the deposit.

The Goldwedge deposit is considered to be the northern, high-grade, underground extension of Echo Bay’s Ltd. West Pit deposit. The deposit occurs at the intersection of north and northwest trending faults. In the deposit area, the north trending Reliance fault is mineralized within the Ordovician Zanzibar limestone and siltstone. The Zanzibar limestone is a very favorable host rock preserved in the upper plate of a thrust fault. Echo Bay’s deposit occurs in the Cambrian Gold Hill siltstone, which underlies the Zanzibar limestone. RSM has evaluated all of the pertinent drill data as part of a detailed inventory of the deposit geometry, size and overall grade. The current exploration model suggests that the Goldwedge deposit and the extensions may contain large gold resources at depth near the contact with the Manhattan Caldera margin.

The first potential mine development program is the 100% owned Goldwedge deposit located within the Manhattan Mining District. The Goldwedge deposit is located approximately 8 miles south of the large Round Mountain gold mine. All of the mine and mill (plant) and water use permits were achieved in early, 2003. In 2004 the Company constructed a 700 foot (underground) decline and cross cut to test one of the gold mineralized structures within a 100+ wide structural zone. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite to include silt ponds, ore pad and the onsite gold processing plant. The Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

The underground bulk sampling and decline development program will be expanded in 2005. This effort will include drifting on one of the mineralized zones and processing this material through an onsite (gravity) plant. The surface facilities and the gold recovery plant will be completed by mid-year 2005.

The underground program has several objectives including a test mining program and the establishment of the appropriate mining methods that will be applied to the future development of the property.

The underground development as well as surface and underground drilling will be directed toward expanding the resources on this property as well as the completion and testing of the recovery plant design.

Pinon and Railroad Projects-Carlin Trend South

The Pinon properties are located on the southern portion of the Carlin gold belt about 10 miles south of Newmont’s Rain mine Since its inception, various joint-venture partners have spent more than $10 MM on the project.

The Pinon and Railroad projects are located on the southern portion of the Carlin Trend immediately south of Newmont’s Rain gold district. The Carlin Trend is one of the most prolific gold trends in the world and has produced more than 50 million ounces of gold. The properties are located within a well-mineralized region, which only adds to the potential for expanding the known gold deposits and making new discoveries. Much of the district wide exploration was undertaken prior to the start of the 1980’s and 1990’s. Since the mid-1990’s the cumulative knowledge of “Carlin-type” gold deposits has expanded tremendously. This expanded knowledge can be used to re-interpret all of the available data, which will likely identify new exploration targets on the ground controlled by RSM. Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques. Many of these deeper deposits are associated with surface oxidized gold deposits. Essentially no deeper exploration has been conducted under the Pinon and Railroad deposits, or at other places on the property. The exploration opportunity offers the possibility for discovery of additional gold deposits at Pinon-Railroad.

Exploration to date has identified several low grade (0.02-0.04 opt) potentially bulk-mineable gold-silver deposits (South Bullion and North Pod ) and a geologic mineral inventory approaching 1.0 million contained ounces of gold within the project area. In 1999, RSM reduced its land position in the area (40 claims) to conserve costs. It now controls two smaller, but potentially economic, near-surface oxide deposits (Main zone and North pod, mineral inventory of approximately 200,000 ounces of contained gold) in the South Bullion resource area which is part of a larger deeper resource of approximately 800,000 ounces, based upon approximately 300 drill holes. The potential for the discovery of a high-grade “feeder” ore deposit under the currently known deposits as well as the potential to identify new deeper stratagraphic high-grade deep targets on this property is high.

The Railroad project increased the property position within the district to approximately 16,000 acres of leases, unpatented and patented mining claims. This effort included the acquisition of nearly 500 unpatented and 19 patented mining claims that lie immediately south of Newmont’s Minings Rain district in Elko County, Nevada.

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

The Pinon and Railroad projects include approximately 16,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM’s current effort is to identify and develop near surface oxide gold-silver deposits. Approximately 600 shallow drill holes have been completed on 6 near surface deposits. The depth extensions of these deposits are not well understood, as deeper drilling has not been sufficient to develop an acceptable understanding of this mineralization. The discovery of several large high grade (0.5-1 opt) gold deposits in geologic environments of this type serve to indicate the extreme importance of this deeper stratabound and “feeder” mineralization that may exist on the Company’s property position.

The Company has developed the necessary construction plans for the Pinon-Railroad project to include surface, heap leach facilities design and open pit modeling of the deposits. The 2004 program involved work on the BLM permit application. All of this work has been completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by year-end 2005. A second objective is to complete feasibility studies for the Pinon and Railroad near surface oxide deposits.

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

The vertical extent tested by recent drilling of the higher grade gold mineralized shear zones is greater than 1,000 feet. Horizontal continuation of gold mineralization as at the Paperweight and Hamburger Hill mineralized shear zone is 3,700 feet with widths commonly between 5’-20+ feet. Drilling and assay records indicate that 568 holes have been drilled for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling to include 455 reverse circulation, 49 core holes and 64 air track holes. Tenneco Minerals Inc., the most active company, drilled approximately 350 holes (130,000 feet) and drove a 500’ adit for sulfide metallurgical sampling during the period 1987-1996. Tenneco also operated a small oxide gold open pit mine for a short time during this period. Nevada Contact Inc. (NCI) acquired the property in 2001 and drilled 11 reverse circulation holes, RSM acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout. There is a buyout option of $600,000 for the owners’ interest.

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

The Como district consists of at least eight gold-silver bearing structures that occur within an andesitic volcanic sequence that hosts the mineralization. Prospectors looking for mineralization similar to the Comstock Lode discovered Como in 1860. The property has had some historical gold and silver underground production with the Como vein producing about 20,000 ounces of gold and 500,000 ounces of silver at a gold equivalent grade of nearly 0.3 opt. The higher-grade underground vein extensions are largely undrilled and will be tested by RSM. Over the past 20 years modern exploration methods have continued to advance the understanding of the geologic framework and have identified two bulk mineable gold-silver deposits that will require further work to ascertain the economic potential. Since the 1960’s several large companies have explored the property to include St. Joe American, Amoco, Meridian Gold and Amax Gold Inc. (who identified a low-grade open pit resource, based on 46 holes.) for a large tonnage bulk mineable gold deposit. More recently (2000) Anglo Gold Corp. explored the property for a potential multi-million ounce deposit. Anglo released the property in 2001 after drilling 8 holes and completing considerable surface geologic mapping, rock chip and geochemical sampling.

Several multi-ounce gold (grades of up to 4.86 opt) rock chip samples occur on the property that require follow-up work. Additionally, Anglo’s drilling program discovered a “new” high grade (0.45 opt over 10’ within a mineralized zone that is 40-70’ in thickness) vein system on this property that requires additional exploration. Surface rock chip samples on this vein have returned values up to 0.417 opt gold.

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

Royal Standard is an exploration-pre-development stage enterprise and, as such, currently has no producing properties and no operating income or cash flow, other than interest earned on funds invested in short-term deposits (see Item 3.D. – Key Information - Risk Factors).

The net loss for the year ended January 31, 2005 was $481,723 as compared to $554,626 for the year ended January 31, 2004. General and Administrative expenses and Consulting fees decreased by a total of $103,832. However, Stock Option Compensation increased by $110,266 resulting in little change in total Expenses. Expenses were $578,632 for the year ended January 31, 2005 as compared to $565,907 for the year ended January 31 2004. The increase in Stock Option Compensation is attributed to the granting of 775,000 stock options to employees and directors of the Company on May 4, 2004.

The Corporation owns 100% interest in five (5) projects in four (4) gold-silver districts in Nevada. These projects include the Gold Wedge, Nye County, Pinon and Railroad Projects, Elko County, Fondaway Canyon, Churchill County and Como, Lyon County, Nevada.

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). In March, 2004 the Company completed a $2.2 CDN million private placement. These funds were directed toward the construction of a 700 foot (underground) decline and cross cut to test one of the gold mineralized structures within a 100+ wide structural zone. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite to include silt ponds, ore pad and the onsite gold processing plant. The Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

In 2004, work on the BLM permit application for the Pinon-Railroad project continued. The Company developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by year-end 2005. A second objective is to complete feasibility studies for the Pinon/Railroad near surface oxide deposits.

The net loss for the year ended January 31, 2004 was $516,869 as compared to $416,803 for the year ended January 31, 2003. The increase of $100,066 in net loss for the year is primarily attributable to an increase in expenses of the Corporation for the year ended January 31, 2004. Expenses were $565,907 for the year ended January 31, 2004 as compared to $330,598 for the year ended January 31 2003. The increase of $235,309 in the expenses of the Corporation for the year ended January 31, 2004 is attributable to, among other things, increased operating expenses on the Corporation’s properties. In order to maintain the ongoing activities on the highest priority projects in Nevada the Corporation will contribute a minimum of $1,800,000 to maintain progress toward the Gold Wedge development program in 2004.

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

Nevada Projects

In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode-mining claims in Nye, Elko and Lyon Counties, Nevada. Details of the option agreements are as follows:

Project	Required Cash Payments to Optionors	Royalty(1)	Exercise of Option

Gold Wedge Nye County	Commencing in fiscal 2002. $5,000 each in first two years; $10,000 in third year; $15,000 in fourth year and $20,000 in fifth and sixth years	3% NSR	July 2006 $200,000

Manhattan Nye County	Commencing in fiscal 2002. $1,000 per month from August 2001 to August 2002; $2,000 per month from September 2002 to July, 2006	5% NSR	August 2006 $500,000

Fondaway Canyon Churchill County	Commencing in fiscal 2003. $25,000 in year one, $30,000 in years two and three and $35,000 each of the next seven years	3% NSR	July 2013 $600,000

Como Lyon County	Commencing in fiscal 2003. $25,000in years one and two covering years three and four, $20,000 in year five, $25,000 in year six	4% NSR	May 2008 $1,000,000

Railroad Elko County	Commencing in fiscal 2003. $15,000 in the first year and increases by $5,000 each of the next six years	5% NSR	August 2008 $2,000,000

1. NSR – Net Smelter Royalty

A reclamation bon has been posted by the Company to secure clean-up expenses if the concerned properties are abandoned or closed.

Gold Wedge Project

During 2004, the Company posted a bond regarding the Gold Wedge property as required by the State of Nevada. The bond remains attached to the Gold Wedge property.

ComoProject

On September 15, 2004, the Company granted an option (the “Option”) to Sharpe Resources Corporation (“Sharpe”) to acquire a 60% interest in the Company’s gold project located in Lyon County, Nevada (the “Project”), in consideration for which Sharpe has issued 2,000,000 common shares to the Company at a deemed value of $78,125 ($100,000 CDN). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project.

Pinon Project – Cord Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty with no option to purchase.

Pinon Project – Tomera Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessor will retain a 5% net smelter royalty.

In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Pinon Project properties.

B. Liquidity and capital resources.

The Corporation’s cash balance as of January 31, 2005 was $392,697 compared to $189,732 at January 31, 2004. The increase in the cash balance is attributable to the private placement offerings completed during the fiscal year 2004. On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of $0.25 CDN per unit for gross proceeds of $268,750 CDN. Each unit consisted of one common share and one-half common share purchase warrant. Each whole purchase warrant entitled the holder to subscribe for one additional common share at a price of $0.30 CDN until February 2, 2005.

On April 16, 2004, the Company closed a private placement offering o 6,320,000 units at a price of $0.35 CDN per unit for gross proceeds of $2,212,000 CDN. Each unit consisted of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of $0.50 CDN until April 15, 2006.

Current assets as at January 31, 2005 were $541,835. Total assets as at January 31, 2005 were $3,237,383 as compared to $1,579,391 at January 31, 2004. This represents an increase of $1,657,992 from 2004 due to the increased activity on the Company’s projects, particularly at the Gold Wedge Project where the Company completed construction of a 700 foot (underground) decline and cross cut. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite including silt ponds, ore pad and the onsite gold processing plant. Additionally, the Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

Current liabilities as at January 31, 2005 were $104,087 compared to $106,178 in 2004, and represent current trade payables.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 43,143,518 are outstanding as at January 31, 2005. As at January 31, 2005 the Corporation had outstanding options to purchase 4,185,000 common shares with exercise prices from $0.17-0.40 per share and expiration dates ranging from May 2005 to May 2009.

The Corporation’s cash balance as of January 31, 2004 was $189,732 compared to $283,030 at January 31, 2003. The fact that there is little change in the cash balance is attributable to the completion of a C$1.5 million equity financing in July, 2003 coupled with large expenditures before yearend. Current assets as at January 31, 2004 were $273,291 Total assets as at January 31, 2004 were $1,617,148 representing an increase of $404,668 from 2002 due to the addition of the Fondaway Canyon project and additional expenditures on the Corporation’s Pinon-Railroad project. Current liabilities as at January 31, 2004 were $106,178 compared to $82,300 and represent current trade payables as at January 31, 2003.

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

The agreement expired without the closing of the $5,000,000 financing facility. The Company pursued legal action against the Lender in an attempt to recover the funds advanced. On August 31, 2004, the Company recovered $54,050. The unrecoverable amount was charged to the current years operations.

On May 2, 2002, the Company completed a private placement of 7 million shares of the Company at Canadian $0.15 per share for proceeds of Canadian $1,050,000 (approximately US $650,000).

Due to the nature of the Company’s mining business, the acquisition, exploration, and, if warranted, the development of mining properties requires significant expenditures prior to achieving commercial production. Royal Standard will seek to finance such expenditures through the sale of equity, joint venture arrangements with other mining companies or the sale of interests in its properties. There can be no assurance, however, that the Company will be successful in raising capital on acceptable terms or in amounts sufficient to finance exploration expenditures and/or satisfy its commitments under its agreements with third parties. In the event that the Company does not raise capital as planned, it will forfeit its rights to the properties, including the sums expended through the dates of such forfeitures. See Item 3.D. – Key Information - Risk Factors.

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

James C. Dunlop

From October 1994 to the present, Mr. Dunlop has been serving as the Managing Director of Canada Trust Investment Group Inc., a subsidiary of Canada Trust. He also serves as a director of Sharpe. From October 1986 to October 1994, he served as the Senior Vice President of CIBC-Investment Management Corp. Since graduating with a B.A. from University of Western Ontario in 1972, Mr. Dunlop has worked at increasingly senior positions within the Canadian investment community. Royal Standard benefits from Mr. Dunlop’s counsel on economic and commodity matters and from his contacts in the investment community.

B. Compensation.

Compensation of Officers

The following table summarizes, for the three most recently completed financial years of the Corporation, information concerning the compensation earned by the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation, each the Corporation’s three most highly compensated executive officers of the Corporation who was serving as an executive officer as at the end of the most recently completed financial year or who was not serving as an officer of the Corporation at the end of the most recently completed financial year-end, and whose aggregate compensation exceeded $150,000 (the “Named Executive Officer”).

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation	Long Term Compensation	All Other Compen-sation (US$)
		Other Annual Salary Bonus Compensation (US$) (US$) (US$)	Securities Under Options Granted (#)		Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)
Roland M Larsen, President and CEO	2005(1) 2004(3) 2003(5)	Nil Nil 60,000 Nil Nil 60,000 Nil Nil Nil	675,000 (2) 220,000 (4) 480,000 (6)	Nil Nil Nil	Nil Nil Nil	36,000 36,000 Nil

Notes:

(1) For the twelve months ended January 31, 2005.

(2) Options issued on May 4, 2004, having an exercise price of $0.36 and an expiry date on May 4, 2009.

(3) For the twelve months ended January 31, 2004.

(4) Options issued on December 12, 2003, having an exercise price of $0.265 and an expiry date on December 12, 2008.

(5) For the twelve months ended January 31, 2003.

(6) Options issued on April 25, 2002, having an exercise price of $0.26 and an expiry date on April 25, 2007

(7) The Corporation does not have and did not have a Chief Financial Officer.

Stock Option Plan

The Corporation maintains a stock option plan (the "Plan") for directors, officers, consultants who provide ongoing services, and employees of the Corporation and its affiliates. The purpose of the Plan is to develop the interest of bona fide Officers, Directors, Employees, Management Corporation Employees, and Consultants of Royal Standard Minerals Inc. and it subsidiaries in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate those to whom options to purchase common shares of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

(a) the total number of Common Shares issuable pursuant to the Plan shall not exceed 10% of the issued and outstanding Common Shares, subject to adjustment as set forth in section 10 of the Plan and further subject to the applicable rues and regulations of all regulatory authorities to which the Corporation is subject;
(b) the number of Common Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the Outstanding Common Shares;
(c) the number of Common Shares reserved for issuance, within a one-year period, to any one Consultant of the Corporation may not exceed 2% of the Outstanding Common Shares;
(d) the aggregate number of Common Shares reserved for issuance, within a one-year period, to Employees or Consultants conducting Investor Relations Activities may not exceed 2% of the Outstanding Common Shares.
Compensation of Directors

Directors who are not officers of the corporation are not currently paid any fees for their services as directors; however, such directors are entitled to receive compensation from the corporation to the extent that they provide services to the corporation. Any such compensation is based on rates that would be charged by such a director for such services to an arm's length party. During the twelve months ended January 31, 2005, no such services were rendered and, accordingly, no compensation was paid.

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

Directors who are not officers are also entitled to participate in the Corporation's Stock Option Plan and, at the time of joining the board, directors may be granted options to purchase Common Shares. During the twelve months ended January 31, 2005, options were granted to acquire 775,000 common shares of the Corporation to directors of the Corporation under the Corporation's Stock Option Plan.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended January 31, 2005. There are no pension plan benefits in place for the Named Executive Officer and none of the Named Executive Officer, officers or directors of the Corporation are indebted to the Corporation. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

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

The grant of stock options under the Corporation’s Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Corporation.

C. Board practices.

In April 2003 the Company implemented new corporate governance policies pursuant to which the Company has begun to implement new, improved corporate governance practices.

Responsibilities of the Board of Directors

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities. Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the Company’s principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks. On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities. The performance of management, including the Company’s Chief Executive Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. The Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company (i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective. Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded.

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company’s policy, investments and other similar expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board.

Following are the principles of the Company’s corporate governance arrangements:

• Subject to the relatively small size of the Company and to business needs, the size of the Board must be kept to a sufficiently low number to facilitate open and effective dialogue and full participation and contribution of each Director.
• The Board must function as a cohesive team, with shared responsibilities and accountabilities that are clearly defined, understood and respected.
• The Board must have the ability to exercise all its supervisory responsibilities independent of any influence by management.
• The Board must have access to all the information needed to carry out its full responsibilities. Information must be available in a timely manner and in a format conducive to effective decision making.
• The Board must develop, implement, and measure effective corporate governance practices, processes and procedures.

Committees of the Board

There are currently two committees of the board of directors. The board does not have, nor does it currently intend to form, a nominating committee. It is the view of the board of directors that its current size (four) is small enough to make such additional committees counter productive. In addition to regularly scheduled meetings of the board, its members are in continuous contact with one another and with the members of senior management. If the size of the board were to be enlarged or if the Company were to undergo a substantial change in its business and operations, consideration would at that point be given to the formation of additional committees, including a nominating committee. The mandate and activities of each of the Company’s committees are as follows:

Audit Committee

The Audit Committee shall be composed of three members or such greater number as the board of directors may from time to time determine. A majority of the members of the Audit Committee shall be resident Canadians and unrelated to the Corporation and all members of the Audit Committee shall be non-management directors. Members shall be appointed annually from among the members of the board of directors. The Chair of the Audit Committee shall be appointed by the board of directors. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time. The following persons have been initially appointed to the Audit Committee, with the Chair to be as designated:

James C. Dunlop (Chair)

Roland M. Larsen

Mackenzie I. Watson

The Audit Committee’s primary duties and responsibilities are to:

a) Identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

b) Monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

c) Monitor the independence and performance of the Corporation’s external auditors;

d) Provide an avenue of communication among the external auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Corporation’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the board of directors:

a) Meet with the independent external auditors (the “auditors”) and the senior management of the Corporation to review the year-end audited financial statements of the Corporation which require approval by the board of directors, prior to the issuance of any press release in respect thereof;

b) Review with senior management and, if necessary, the auditors, the interim financial statements of the Corporation prior to the issuance of any press release in respect thereof;

c) Review the MD&A and press releases containing financial results of the Corporation;

d) Review all prospectuses, material change reports and annual information forms;

e) Review the audit plans and the independence of the auditors;

f) Meet with the auditors independently of management;

g) In consultation with senior management, review annually and recommend for approval by the board of directors:

(i) the appointment of auditors at the annual general meeting of shareholders of the Corporation;

(ii) the remuneration of the auditors; and

(iii) pre-approve all non audit services to be provided to the Corporation by the external auditor;

h) review with the auditors:

(i) the scope of the audit;

(ii) significant changes in the Corporation's accounting principles, practices or policies; and

(iii) new developments in accounting principles, reporting matters or industry practices which may materially affect the financial statements of the Corporation;

i) review with the auditors and senior management the results of the annual audit, and make appropriate recommendations to the board of directors, having regard to, among other things:

(i) the financial statements;

(ii) management's discussion and analysis and related financial disclosure contained in continuous disclosure documents;

(iii) significant changes, if any, to the initial audit plan;

(iv) accounting and reporting decisions relating to significant current year events and transactions;

(v) the audit findings report and management letter, if any, outlining the auditors' findings and recommendations, together with management's response, with respect to internal controls and accounting procedures; and

(vi) any other matters relating to the conduct of the audit, including the review and opportunity to provide comments in respect of any press releases announcing year end financial results prior to issue and such other matters which should be communicated to the Audit Committee under generally accepted auditing standards;

j) Review with the auditors the adequacy of management's internal control procedures and management information systems and inquiring of management and the auditors about significant risks and exposures to the Corporation that may have a material adverse impact on the Corporation's financial statements, and inquiring of the auditors as to the efforts of management to mitigate such risks and exposures;

k) Monitor policies and procedures for reviewing directors' and officers' expenses and perquisites, and inquire about the results of such reviews;

l) Review and approve written risk management policies and guidelines including the effectiveness of the overall process for identifying the principal risks affecting financial reporting;

m) Review issues relating to legal, ethical and regulatory responsibilities to monitor management's efforts to ensure compliance Including any legal matters that could have a significant impact on the Corporation’s financial statements, the Corporation’s compliance with applicable laws and regulations and inquiries received from regulators of governmental agencies; and,

n) Establish procedures for:

a. the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b. the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company’s corporate governance practices. The mandate of the committee includes:

• developing criteria governing the size and overall composition of the Board;
• conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;
• recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer); and
• recommending the compensation of directors ensuring that the Company’s policy on disclosure and insider trading, including communication to the different stakeholders about the Company and its subsidiaries, documents filed with securities regulators, written statements made in documents pertaining to the Company’s continuous disclosure obligations, information contained on the Company’s Web site and other electronic communications, relationships with investors, the media and analysts is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

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

D. Employees.

In addition to the officers and directors, the company has one full time employee, Timothy D. Master, Exploration Manager and one part-time secretary. Mr. Master has more than 25 years of experience in exploration and development of gold-silver, base metals and uranium deposits in the US. He has spent the last 13 years in Nevada gold exploration and reserve delineation. He has worked as a staff geologist for Chevron Resources, Gencor, Western States Minerals, Atlas Minerals, Callahan Mining and Western Mine Development. Consulting-contract positions were held with Weyerhaeuser, Kennecott, Glamis and Echo Bay. His experience includes generative prospect identification, acquisitions and reserve definition, both surface and underground. His current position has focused on the acquisition and delineation of shallow underground mineable reserves at Manhattan and other promising projects in Nevada. He is a member of SEG and has a M.S. degree in geology from the University of Wyoming.

E. Share ownership.

Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised1
Roland M. Larsen	President, CEO & Director	661,487

Mackenzie I. Watson	Director	373,000

James C. Dunlop	Director	Nil

Kimberly L. Koerner	Director	163,000

1. The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the corporation has been furnished by the respective individuals.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows as at April 27, 2005, each person who is known to the Corporation, or its directors and officers to beneficially own, directly or indirectly, or to exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation entitled to be voted.

Name of Shareholder	Number of Common Shares Owned	Percentage of Common Shares Outstanding (1)

CDS & Co. (2) Toronto, Ontario	32,996,942	61.5%
(1) Based on 53,683,018 Common Shares issued and outstanding as at April 27, 2005.
(2) This is a nominee account. To the knowledge of the Corporation, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

B. Related party transactions.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of Royal Standard or the Company has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation, except as disclosed in the financial statements included herein.

C. Interests of experts and counsel.

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17

&minus; Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2005
&minus; Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2005 and 2004
&minus; Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2005, 2004, 2003
&minus; Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2005, 2004, 2003
&minus; Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #15 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

B. Significant Changes.

On March 31, 2005 the Company announced a private placement of 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829. Each unit consists of one common share and one-half common share purchase warrant ("warrant"). Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until March 31, 2007.

The warrants have been estimated at $575,087 using the Black-Scholes option pricing model using the following assumptions: dividend yield 0%; expected volatility 100%; risk-free interest rate 4.5%; and expected life of 2 years.

In addition, Canaccord, the agent acting for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants, each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007. The fair value of these warrants has been estimated as $177,915 using the Black-Scholes option pricing model with the same assumptions as noted above.

Item 9. The Offer and Listing

A. Offer and listing details.

The only share capital of Royal Standard is its Common Shares. The Common Shares of Royal Standard are without nominal or par value. Each Common Share ranks equally with all other Common Shares with respect to dissolution, liquidation or winding-up of Royal Standard and payment of dividends. The holders of Common Shares are entitled to one vote for each share held of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of Royal Standard out of funds legally available therefore and to receive pro rata the remaining property of Royal Standard on dissolution. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

The following table sets forth the reported high and low sales prices (stated in Canadian currency) and the average daily trading volume of the outstanding Common Shares on the Montreal Exchange for the periods January 1998 through September 2001 and the TSX Venture Exchange for the periods October 2001 through June 2004.

			High	Low	Average Daily Volume
January 1, 1998	to	March 31, 1998	$0.80	$0.27	10,533
April 1, 1998	to	June 30, 1998	$0.45	$0.15	14,033
July 1, 1998	to	September 30, 1998	$0.40	$0.10	23,100
October 1, 1998	to	December 31, 1998	$0.20	$0.05	22,200
January 1, 1999	to	March 31, 1999	$0.25	$0.10	32,900
April 1, 1999	to	June 30, 1999	$0.13	$0.05	14,666
July 1, 1999	to	September 30, 1999	$0.19	$0.05	43,833
October 1, 1999	to	December 31, 1999	$0.12	$0.03	21,133
January 1, 2000	to	March 31, 2000	$0.17	$0.03	42,933
April 1, 2000	to	June 30, 2000	$0.39	$0.13	57,033
July 1, 2000	to	September 30, 2000	$0.28	$0.11	10,467
October 1, 2000	to	December 31, 2000	$0.27	$0.11	25,867
January 1, 2001	to	March 31, 2001	$0.30	$0.11	11,500
April 1, 2001	to	June 30, 2001	$0.18	$0.06	7,789
July 1, 2001	to	September 30, 2001	$0.13	$0.06	7,667
October 1, 2001	to	December 31, 2001	$0.09	$0.04	9,750
January 1, 2002	to	March 31, 2002	$0.34	$0.07	52,546
April 1, 2002	to	June 30, 2002	$0.48	$0.20	76,899
July 1, 2002	to	September 30, 2002	$0.35	$0.17	51,437
October 1, 2002	to	December 31, 2002	$0.36	$0.20	31,354
January 1, 2003	to	March 31, 2003	$0.00	$0.00	0
April 1, 2003		June 30, 2003	$0.40	$0.21	13,728
July 1, 2003		September 30, 2003	$0.40	$0.20	151,583
October 1, 2003		December 31, 2003	$0.47	$0.25	53,416
January 1, 2004		March 31, 2004	$0.46	$0.25	78,814
April 1, 2004		June, 30, 2004	$0.46	$0.30	79,530
July 1, 2004		September 30, 2004	$0.42	$0.29	21,137
October 1, 2004		December 31, 2004	$0.47	$0.26	90,704
January 1, 2005		March 31, 2005	$0.45	$0.26	37,522
April 1, 2005		June 30, 2005	$0.42	$0.28	17,241
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

The Investment Canada Act (the “Act”) enacted on June 20, 1985, as amended, including as amended by the World Trade Organization Implementation Act (Canada), requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act. “Non-Canadian” generally means an individual who is not a Canadian citizen or permanent resident, or a Corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians. For purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of voting interests or shares in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business whether or not the controlling entity is Canadian. Under the Act, control of a Corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a Corporation, and is presumed to be acquired where at least one-third, but less than a majority, of the voting shares of a Corporation or of an equivalent undivided ownership interest in the voting shares of a Corporation are acquired unless it can be established that the Corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

All investments to acquire control of a Canadian business are notifiable, unless they are reviewable. Investments requiring review and approval include: (i) a direct acquisition of control of a Canadian business with assets with a value of Cdn. $5,000,000 or more; (ii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $50,000,000 or more; and (iii) an indirect acquisition of control of a Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $5,000,000 or more and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by a “WTO Investor” (generally, nationals or permanent residents of World Trade Organization member states, or entities controlled by residents or nationals of WTO member states) or the Canadian business is controlled by a WTO Investor, the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is Cdn. $160,000,000 in constant 1995 dollars as determined in accordance with the Act. Indirect acquisitions of Canadian businesses by or from WTO Investors are not subject to review. The United States is a WTO member state.

Special rules apply with respect to investments by non-Canadians (including WTO Investors) to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada’s cultural heritage or national identity.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Investment Review Division of Industry Canada prior to the investment taking place and the investment may not be normally implemented until the review has been completed and ministerial approval obtained.

The Investment Review Division will submit the application for review to the Minister of Industry (Canada), together with any other information or written undertakings given by the acquirer and any representations submitted to the division by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of “net benefit to Canada,” taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors considered are: (i) the effect of the investment on the nature and level of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

Within 45 days after completed application for review has been received, the Minister must notify the investor that (a) he is satisfied that the investment is likely to be of “net benefit to Canada,” or (b) he is unable to complete his review in which case he shall have 30 additional days to complete his review (unless the investor agrees to a longer period) or (c) he is not satisfied that the investment is likely to be of “net benefit to Canada.” If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of “net benefit to Canada.”

Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of “net benefit to Canada,” the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of “net benefit to Canada.” In the latter case, the investor may not proceed with the investment, or if the investment has already been implemented, must divest itself of control of the Canadian business.

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

E. Taxation

The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company’s Common Shares, as well as any consequences arising under US federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm’s-length with the Company, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a “Non-Resident Holder”).

Dividends paid to US residents by the Company on the Common Shares generally will be subject to Canadian non-resident withholding taxes. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common Shares on redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market). For US corporations owning at least 10% of the voting stock of the Company, the dividends paid by the Company are subject to a withholding tax rate of 6% in 1996 and 5% thereafter under the Canada-U.S. Income Tax Convention (1980), as amended by the Protocol signed on March 17, 1995 (the “Treaty”). For all other US shareholders, the Treaty reduces the withholding tax rate from 25% to 15% of the gross dividend. Other applicable tax treaties may reduce the Canadian tax rate for other Non-Resident Holders.

A Non-Resident Holder will generally not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are “taxable Canadian property” within the meaning of the Income Tax Act (Canada). Generally, the Common Shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common Shares owned not less than 25% of the issued shares of any class of the capital stock of the Company. Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common Shares which constitute “taxable Canadian property”, provided that the value of the Common Shares at the time of disposition is not derived principally from real property located in Canada.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

At January 31, 2005, the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe Resources, receivables and payables and accruals. The Company estimates that the fair value of its other financial assets and liabilities approximates the carrying values due to their short-term nature.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The board of directors has determined that Directors and Audit Committee Members, Mr. James Dunlop and Ms. Kimberly Larsen have the necessary attributes for designation as the audit committee’s financial expert and have designated them as the financial experts.

Item 16B. Code of Ethics.

The company has adopted a Code of Ethics that applies to its Directors and Executive Officers. The Code of Ethics can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. It can also be obtained, without charge, by writing to this address.

Item 16C. Principal Accountant Fees and Services.

	2004	2003
Audit Fees	$23,500	$23,500
Audit Related Fees	$0	$0
Tax Fees	$1,500	$1,500
All Other Fees	$0	$0

Policies and Procedures

The Audit Committee, in consultation with senior management, reviews annually and recommends for approval by the board of directors;

• the appointment of independent auditors at the annual general meeting of shareholders of the Corporation;
• the remuneration of the auditors; and
• pre-approval of all non-audit services to be provided to the Corporation by the external auditor.

Since the commencement of the Corporation’s most recently completed financial year, every recommendation of the Audit Committee to nominate or compensate an external auditor was adopted by the Board of Directors.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

&minus; Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2005
&minus; Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2005 and 2004
&minus; Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2005, 2004 2003
&minus; Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2005, 2004, 2003
&minus; Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #15 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

Royal Standard Minerals Inc.

(continued under the New Brunswick Corporations Act)

(Expressed in United States dollars)

Consolidated Financial Statements

Monday, January 31, 2005 and 2004

March 29, 2005, except for note 13 which is as of April 4, 2005

Auditors' Report

To the Shareholders of

Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. as at Monday, January 31, 2005 and 2004 and the consolidated statements of exploration properties, operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards issued by the Public Company Accounting Oversight Board "United States". Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at Monday, January 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statements of exploration properties, operations and deficit and cash flows for the year ended January 31, 2003 were audited by other auditors who expressed an opinion without reservation on the financial statements in their report dated April 17, 2003.

"McCarney Greenwood LLP"

Toronto, Canada McCarney Greenwood LLP

Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audits in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated March 29, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

Toronto, Canada McCarney Greenwood LLP

Chartered Accountants

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Consolidated Balance Sheets Page 2

January 31

2005 2004

Assets

Current assets

Cash and cash equivalents $ 392,697 $ 189,732

Funds held in trust (Note 3) - 75,000

Marketable securities (Note 4) 86,124 8,000

Receivables (Notes 4 and 13) 63,014 559

541,835 273,291

Reclamation bond (Note 5) 131,767 -

Exploration properties (Note 6) 2,526,046 1,253,444

Equipment (Note 7) 37,735 52,656

$ 3,237,383 $ 1,579,391

Liabilities

Current liabilities

Accounts payable and accrued liabilities $ 104,087 $ 106,178

Shareholders' Equity

Capital stock (Note 8) 8,779,261 7,221,581

Warrants (Note 8) 584,796 151,276

Contributed surplus (Note 8 & 9) 1,628,386 1,477,780

Deficit (7,859,147) (7,377,424)

3,133,296 1,473,213

$ 3,237,383 $ 1,579,391

___________________________________________________________________________________________

Nature of operations and going concern (Note 1)

Commitments (Note 6)

Approved by the Board "Roland Larsen" Director "Kimberley L. Koemer" Director

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Consolidated Statements of Exploration Properties Page 3

Opening Additions Closing

Balance (Reductions) Written off Balance

Year ended January 31, 2005

Gold Wedge Project $ 264,119 $ 1,058,243 $ - $ 1,322,362

Manhattan Project 172,031 19,034 - 191,065

Como Project 126,124 (39,794) - 86,330

Railroad Project 122,732 52,938 - 175,670

Pinon Project 511,043 89,495 - 600,538

Fondaway Project 43,999 52,029 - 96,028

Other 13,396 40,657 - 54,053

$ 1,253,444 $ 1,272,602 $ - $ 2,526,046

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

$ 113,078 $ 667,961 $ - $ 781,039

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Consolidated Statements of Operations and Deficit Page 4

January 31

2005 2004 2003

Expenses

General and administrative 193,287 269,520 147,135

Consulting fees 213,504 241,103 146,948

Stock option compensation (Note 9) 150,606 40,340 -

Accretion expense 6,314 - 27,752

Amortization 14,921 14,944 8,763

578,632 565,907 330,598

Loss before the following (578,632) (565,907) (330,598)

Write off of exploration properties (34,397) (37,757) -

Recovery of (write down of) marketable securities - - (39,000)

Repayment of interest (Note 4) - - (67,117)

Foreign exchange gain 131,306 49,038 19,912

Net (loss) before income taxes (481,723) (554,626) (416,803)

Income taxes (Note 11) - - -

Net (loss) $ (481,723) $ (554,626) $ (416,803)

(Loss) per common share (Note 10)

Basic $ (0.01) $ (0.02) $ (0.02)

Diluted $ (0.01) $ (0.02) $ (0.02)

Deficit, at beginning of year $ (7,377,424) $ (6,822,798) $ (6,405,995)

Net (loss) (481,723) (554,626) (416,803)

Deficit, at end of year $ (7,859,147) $ (7,377,424) $ (6,822,798)

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Consolidated Statements of Cash Flows Page 5

Year ended January 31

2005 2004 2003

Increase (decrease) in cash and cash equivalents

Operating activities

Net (loss) $ (481,723) $ (554,626) $ (416,803)

Operating items not involving cash

Amortization 14,921 14,944 8,763

Stock option compensation 150,606 40,340 -

Write off of exploration properties (34,397) (37,757) -

Write down of (recovery of)

marketable securities (78,124) - 39,000

Accretion expense 6,314 - -

Decrease (increase) in receivables (62,455) 11,164 6,320

Increase (decrease) in payables and accruals (2,091) 23,878 36,395

(486,949) (502,057) (326,325)

Financing activities

Issue of common shares, net of issue costs 1,802,452 857,319 688,717

Proceeds on exercise of warrants 263,196 - -

2,065,648 857,319 688,717

Investing activities

Decrease (Increase) in funds held in trust 75,000 - (75,000)

Payment of reclamation bond (131,767) - -

Exploration properties (1,318,967) (434,647) (496,836)

Purchase of equipment - (13,913) (62,451)

(1,375,734) (448,560) (634,287)

Cash and cash equivalents

Net (decrease) increase 202,965 (93,298) (271,895)

Beginning of year 189,732 283,030 554,925

End of year $ 392,697 $ 189,732 $ 283,030

___________________________________________________________________________________________

Supplemental cash flow information

Cash and cash equivalent consists of:

Cash $ 392,697 $ 189,732 $ 94,540

Term deposits - - 188,490

$ 392,697 $ 189,732 $ 283,030

Interest paid $ - $ - $ 31,000

Income taxes paid $ - $ - $ -

Non-cash financing and investing activity:

Issue of common shares for exploration

properties $ - $ - $ 171,125

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 6

1. Nature of operations and going concern

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

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 15.

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

The significant accounting policies are as follows:

(a) Cash and cash equivalents

Cash and cash equivalents include cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 7

(b) Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

Exploration equipment - 30%

Office equipment - 20%

Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual value or by estimating replacement values. When the carrying amount of equipment exceeds the estimated net recoverable amount, the asset is written down with a charge to income in the period that such determination is made.

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

(d) Asset retirement obligation

The Company measures the expected costs required to retire its exploration properties at a fair value which approximates the cost a third party would incur in performing the tasks necessary to abandon the field and restore the site. The fair value is recognized in the financial statements at the present value of expected future cash outflows to satisfy the obligation.

Asset retirement costs are depleted using the unit of production method based on estimated reserves and are included with depletion and depreciation expense. The accretion of the liability for the asset retirement obligation is included with interest expense.

(e) Stock-based compensation plans

The CICA Handbook Section 3870 requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after February 1, 2003.

(f) Income taxes

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

Years ended Monday, January 31, 2005, 2004 and 2003 Page 8

(g) Earnings (loss) per common share

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

(h) Foreign currency translation

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

(i) Marketable securities

Marketable securities are carried at the lower of cost and fair value. A loss in value, which is other than a temporary decline, is recognized as a charge to earnings.

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

The agreement expired without the closing of the $5,000,000 financing facility. The Company pursued legal action against the Lender in an attempt to recover the funds advanced. On August 31, 2004, the Company recovered $54,050. The unrecoverable amount was charged to the current years operations.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 9

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

In fiscal 2003, the Company agreed to repay the interest collected from Sharpe Resources in connection with the $479,340 recovered in fiscal 2002. The interest amounted to $67,117. At January 31, 2005, $21,547 (2004 - $36,117) is still outstanding and has been included in accounts payable and accrued liabilities.

During the year the Company advanced $71,717 (2003 - $18,611) to Sharpe Resources. These advances are non-interest bearing and have no set terms of repayment.

5. Reclamation bond

A reclamation bond has been posted by the Company to secure clean-up expenses if the concerned properties are abandoned or closed.

During the year, the Company posted a bond regarding the Goldwedge property as required by the State of Nevada. The bond remains attached to the Goldwedge property.

6. Exploration properties

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

Nye County in first two years, $10,000 in third year,

$15,000 in fourth year and

$20,000 each in fifth and sixth years.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 10

Manhattan Commencing in fiscal 2002, $1,000 per 5% NSR August 2006 - $500,000

Nye County month from August 2001 to August 2002,

$2,000 per month from

September 2002 to July 2006.

Fondaway Commencing in fiscal 2003, $25,000 in 3% NSR July 2013 - $600,000

Canyon year one, $30,000 in years two and three

Churchill and $35,000 each of the next seven years.

County

Como Commencing in fiscal 2003, $25,000 in 4% NSR May 2008 - $1,000,000

Lyon years one and two covering years three

County and four, $20,000 in year five, and $25,000

in year six.

Railroad Commencing in fiscal 2003, $15,000 in 5% NSR August 2008 - $2,000,000

Elko County the first year and increases by $5,000

each of the next six years.

(1) NSR - Net Smelter Royalty

Como Project

On September 15, 2004, the Company granted an option (the "Option") to Sharpe Resources Corporation ("Sharpe") to acquire a 60% interest in the Company's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to the Company at a deemed value of $78,125 ($100,000 CDN). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project.

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

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 11

7. Equipment

2005 2004 2003

Cost

Exploration equipment $ 62,065 $ 62,065 $ 50,346

Office equipment 16,936 16,936 12,105

79,001 79,001 62,451

Accumulated amortization

Exploration equipment 34,507 22,321 7,552

Office equipment 6,729 4,024 1,211

41,236 26,345 8,763

Net carrying value

Exploration equipment 27,558 39,744 42,794

Office equipment 10,207 12,912 10,894

$ 37,765 $ 52,656 $ 53,688

8. Capital stock

Authorized:

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Common shares issued

Shares Amount

Outstanding at January 31, 2002 19,231,338 $ 5,667,723

Shares issued for cash, less issue costs of $55,258 7,000,000 600,427

Shares issued for cash on exercise of stock options 910,000 88,290

Shares issued for interest in Pinon Project 1,000,000 171,125

Outstanding at January 31, 2003 28,141,338 6,527,565

Shares issued for cash, less issue costs of $266,372 6,000,000 845,292

Warrants valuation - (151,276)

Outstanding at January 31, 2004 34,141,338 7,221,581

Shares issued for cash, less issue costs of $360,964 7,395,000 1,486,784

Shares issued to broker as compensation 349,680 91,117

Shares issued on warrant exercise 1,257,500 318,352

Warrant valuation - (428,918)

Warrant call - 90,345

Outstanding at January 31, 2005 43,143,518 $ 8,779,261

On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of $0.25 CDN per unit for gross proceeds of $268,750 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of $0.30 CDN until February 2, 2005.

On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of $0.35 CDN per unit for gross proceeds of $2,212,000 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of $0.50 CDN until April 15, 2006.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 12

8. Capital stock (Continued)

Canaccord Capital Corporation ("Canaccord") acted as agent and was paid the following fees regarding the April 16, 2004 private placement: an Agent's fee consisting of an 8% commission (paid in cash and in Agent's units) and Agent's warrants; a Corporate Finance fee of 100,000 Corporate Finance units; and an Administration fee of $7,500 CDN. The Agent's fee included a commission of 8% of the proceeds of the private placement and was paid with $89,572 CDN in cash and with the issuance of 249,680 Agent's units. Each Agent's unit consists of one common share and one-half Agent's common share purchase warrant. Each whole Agent's warrant entitles the holder to subscribe for one common share at a price of $0.50 per Agent warrant for a period of 24 months. The Agent's fee also included Agent's warrants equal to 20% of the number of units issued on the private placement, such Agent's warrants totaling 1,264,000 Agent's warrants. Each whole Agent's warrant entitles the holder to subscribe for one common share at a price of $0.50 per Agent warrant for a period of 24 months. The Corporate Finance fee was paid by the issuance of 100,000 Corporate Finance units, each unit consisting of one common share and one-half Corporate Finance Warrant. Each whole Corporate Finance warrant entitles the holder to subscribe for one common share at a price of $0.50 per Corporate Finance warrant for a period of 24 months.

The fair value of the common share purchase warrants and agent's warrants issued in fiscal 2005 were estimated using the Black-Scholes pricing model based on the following assumptions:

(i) Warrants issued on private placement

Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 12 months. Value assigned to 537,500 warrants is $34,379.

(ii) Warrants issued on private placement

Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 3,160,000 warrants is $374,270.

(iii) Agent's warrants

Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 1,438,840 compensation warrants is $170,416.

On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares without par value.

During fiscal 2004, the Company completed a private placement financing of CDN $1,500,000 with Octagon Capital Corporation. The terms of the financing included the issuance of 6,000,000 units of the Company at a price of CDN $0.25 per unit for gross proceeds of CDN $1,500,000. Each unit consists of one common share and one half common share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of CDN $0.30 per share for a period of 24 months from the date of closing. The warrants are non-callable by the Company during the first 12 months from the closing date. During the second 12 months, the warrants may be called at the discretion of the Company if the average closing price for the shares on the TSX.V for any consecutive twenty day trading period is greater than or equal to CDN $0.375. In such circumstances, the Company may exercise its call in respect of the warrants by paying holders of the warrants CDN $0.0001 per warrant. An additional 600,000 warrants with an exercise price of $0.30 per share for a period of 24 months were granted to the broker. On July 18, 2004 the Company announced a warrant call with respect to outstanding warrants at CDN $0.0001 per warrant. 2,150,000 warrants were cancelled as a result of the warrant call.

During the 2004 fiscal year $151,276 was recorded as warrants and charged against capital stock. For purposes of the 3,600,000 warrants granted in 2004, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 24 months.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 13

8. Capital stock (Continued)

The following table reflects the fair value of share purchase warrants and broker's warrants currently outstanding:

Expiry Share Purchase Price ($) Number Value ($)

February 2, 2005 0.30 430,000 27,503

July 24, 2005 0.275 (i) 300,000 12,607 (Broker Warrants)

April 15, 2006 0.50 3,160,000 374,270

April 15, 2006 0.50 1,438,840 170,416 (Broker Warrants)

5,328,840 584,796

(i) These warrants issued on July 24, 2003 had an exercise price of $0.25 per share until the first anniversary of the closing date, and $0.275 thereafter.

9. Common share options

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

The following table reflects the continuity of stock options:

Number of Weighted Average

Stock Options Exercise Price

2005 2004 2003 2005 2004 2003

Outstanding at beginning of year 3,410,000 3,090,000 2,385,000 $ 0.26 $ 0.26 $ 0.18

Granted during year 775,000 320,000 1,615,000 $ 0.36 $ 0.265 $ 0.32

Exercised during year - - (910,000) $ - $ - $ 0.16

Outstanding at end of year 4,185,000 3,410,000 3,090,000 $ 0.28 $ 0.26 $ 0.26

Exercise prices are in Canadian dollars.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 14

9. Common share options (Continued)

The following table reflects the stock options outstanding as at January 31, 2005

Expiry Date Exercise Price ($) Options Outstanding

May 04, 2005 0.23 595,000

May 25, 2006 0.17 880,000

April 25, 2007 0.26 960,000

May 13, 2007 0.40 655,000

December 12, 2008 0.265 320,000

May 4, 2009 0.36 775,000

4,185,000

On May 4, 2004, 775,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit.. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $150,606 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.5%; estimated life, 5 years and volatility, 100%.

The following table reflects the continuity of contributed surplus relating to stock options:

Number of Options Amount

Balance, January 31, 2002 1,475,000 $ -

Options granted 1,615,000 -

Balance, January 31, 2003 3,090,000 -

Options granted 320,000 40,340

Balance, January 31, 2004 3,410,000 $ 40,340

Options granted 775,000 150,606

Balance, January 31, 2005 4,185,000 190,946

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 15

10. Per share amounts

The following table sets forth the computation of basic and diluted earnings (loss) per share:

2005 2004 2003

Numerator:

(Loss) for the year $ (481,723) $ (554,626) $ (416,803)

Numerator for basic and diluted

(loss) per share $ (481,723) $ (554,626) $ (416,803)

Denominator:

Weighted average number of common shares 41,090,912 31,330,379 25,537,033

Denominator for basic (loss)

per share 41,090,912 31,330,379 25,537,033

Effect of dilutive securities:

Stock options (i) - - -

Share purchase warrants (i) - - -

Denominator for diluted (loss)

per share 41,090,912 31,330,379 25,537,033

Basic (loss) per share $ (0.01) $ (0.02) $ (0.02)

Diluted (loss) per share $ (0.01) $ (0.02) $ (0.02)

(i) The stock options and common share purchase warrants were not included in the computation of diluted (loss) per share on January 31, 2005, 2004 and 2003 as their inclusion would be anti-dilutive.

11. Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations.

2005 2004 2003

Net (loss) before income taxes reflected

in consolidated statements of operation $ (481,723) $ (554,626) $ (416,803)

Expected income tax (recovery) expense (173,998) (203,104) (163,000)

Deductible share issue costs (40,612) - (19,000)

Stock option compensation expense 54,399 40,340 -

Valuation allowance 160,211 162,764 182,000

Income tax (recovery) expense $ - $ - $ -

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 16

11. Income taxes (Continued)

The following table reflects future tax assets at Monday, January 31, 2005, 2004 and 2003.

2005 2004 2003

Unclaimed non-capital losses $ 957,000 $ 917,954 $ 1,029,000

Unclaimed capital losses 15,184 14,353 -

Excess of undepreciated capital cost allowance

over carrying value of capital assets 20,712 13,191 -

Excess of unclaimed resource pools over

carrying value of exploration properties 453,543 435,400 1,480,000

Unclaimed share issue costs 116,362 114,848 29,000

1,562,801 1,495,746 2,538,000

Valuation allowance 1,562,801 1,495,746 2,538,000

Future income tax assets recognized $ - $ - $ -

At January 31, 2005, the Company had unclaimed Canadian and foreign resource pools of $3,781,700 unclaimed share issue costs of $322,200 and unclaimed non-capital losses carried forward of $2,649,500. The non-capital losses will expire as follows:

2006 $ 369,300

2007 203,300

2008 199,600

2009 270,900

2010 523,700

2011 571,700

2015 511,000

$ 2,649,500

At January 31, 2005, the Company's United States subsidiaries had unclaimed resource pools of $2,395,000 and unclaimed non-capital losses carried forward of $1,590,000. None of these losses expire in the next two years.

12. Financial instruments

At January 31, 2005, the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe Resources, receivables and payables and accruals. The Company estimates that the fair value of its other financial assets and liabilities approximates their carrying values due to their short term nature.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 17

13. Related party transactions

Transactions with a related party were as follows:

2005 2004 2003

Receivable from an officer of the Company $ 11,095 $ 9,953 $ 7,982

Office space rent paid to a company related to

an officer of the Company $ - $ 5,732 $ 29,670

These transactions are in the normal course of operations and are measured at the exchange value (the amount established and agreed to by the related parties), which approximates the arm's length equivalent value.

14. Subsequent events

On March 31, 2005 the Company announced a private placement of 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829. Each unit consists of one common share and one-half common share purchase warrant ("warrant"). Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until March 31, 2007.

The warrants have been estimated at $575,087 using the Black-Scholes option pricing model using the following assumptions: dividend yield 0%; expected volatility 100%; risk-free interest rate 4.5%; and expected life of 2 years.

In addition, Canaccord, the agent acting for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants, each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007. The fair value of these warrants has been estimated as $177,915 using the Black-Scholes option pricing model with the same assumptions as noted above.

15. Differences between Canadian GAAP and US GAAP

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

Years ended Monday, January 31, 2005, 2004 and 2003 Page 18

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

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Had the Company's consolidated balance sheets as at January 31, 2005 and 2004 been prepared using US GAAP, such balance sheets would be presented as follows:

2005 2004

Assets

Current

Cash and cash equivalents $ 392,697 $ 189,732

Funds held in trust - 75,000

Marketable securities 86,124 8,000

Receivables 63,014 559

541,835 273,291

Equipment 37,735 52,656

$ 579,570 $ 325,947

Liabilities

Current

Payables and accruals $ 104,087 $ 106,178

Shareholders' Equity

Capital stock 8,198,236 6,640,556

Warrants 584,796 151,276

Additional paid-in capital 1,482,259 1,331,653

Cumulative foreign currency translation adjustments 46,893 (84,413)

Cumulative adjustments to marketable securities (407,105) (407,105)

Deficit accumulated during the development stage (9,429,596) (7,412,198)

475,483 219,769

$ 579,570 $ 325,947

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

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 19

The cumulative-from-inception statements of operations and comprehensive (loss), cash flows and changes in shareholder's equity under US GAAP are as follows:

Statements of Operations and Comprehensive Income (Loss):

Cumulative

from

Inception 2005 2004 2003

Revenue

Interest $ 18,614 $ - $ - $ -

Expenses

General and administrative 1,787,096 193,287 269,520 147,135

Consulting fees 601,555 213,504 241,103 146,948

Stock option compensation 190,946 150,606 40,340 -

General exploration 6,799,885 1,523,204 510,161 695,713

Depreciation 38,628 14,921 14,944 8,763

9,418,110 2,095,522 1,076,068 998,559

Loss before the following (9,399,496) (2,095,522) (1,076,068) (998,559)

Recovery of (write down of)

advances to related company (75,506) - - -

Gain on disposal of marketable

securities 47,988 - - -

Repayment of interest (67,117) - - (67,117)

Gain on sale of 60% interest in

exploration property 78,124 78,124 - -

Net (loss) earnings before

income taxes (9,494,131) (2,017,398) (1,076,068) (1,065,676)

Income taxes - - - -

Net (loss) earnings $ (9,494,131) $ (2,017,398) $ (1,076,068) $ (1,065,676)

Comprehensive income items:

Foreign currency translation

gains (losses) 46,893 131,306 49,038 19,912

Recovery of (write down) of

marketable securities (407,105) - - (39,000)

Comprehensive (loss) $ (9,854,343) $ (1,886,092) $ (1,027,030) $ (1,084,764)

Net (loss) earnings per common share

Basic $ (0.05) $ (0.03) $ (0.04)

Diluted $ (0.05) $ (0.03) $ (0.04)

Comprehensive (loss) earnings per common share

Basic $ (0.05) $ (0.03) $ (0.04)

Diluted $ (0.05) $ (0.03) $ (0.04)

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 20

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

Issued for cash, on exercise of stock options 910,000 0.10 88,290

Issued in exchange for exploration properties 1,000,000 0.17 171,125

Outstanding at January 31, 2003 28,141,338 - 5,946,540

Issued for cash, less issue cost of $266,372 6,000,000 0.12 845,292

Warrant valuation - - (151,276)

Outstanding at January 31, 2004 34,141,338 - 6,640,556

Issued for cash, less issue cost of $360,964 7,395,000 0.20 1,486,784

Issued to broker as compensation 349,680 0.26 91,117

Issued on warrant exercise 1,257,500 0.25 318,352

Warrant valuation - - (428,918)

Warrant call - - 90,345

Outstanding at January 31, 2005 43,143,518 $ - $ 8,198,236

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 21

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

Balance, January 31, 2003 - 1,279,286 (133,451) (407,105) (6,336,130)

Issue of warrants, fair value 151,276 - - - -

Stock options - 52,367 - - -

Comprehensive (loss) income - - 49,038 - (1,076,068)

Balance, January 31, 2004 151,276 1,331,653 (84,413) (407,105) (7,412,198)

Warrant exercise, fair value (55,200) - - - -

Issue of warrants, fair value 579,065 - - - -

Warrant call (90,345) - - - -

Stock options - 150,606 - - -

Comprehensive (loss) income - - 131,306 - (2,017,398)

Balance, January 31, 2005 $ 584,796 $ 1,482,259 $ 46,893 $ (407,105) $(9,429,596)

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 22

Statement of Cash Flows:

Cumulative

from

Inception 2005 2004 2003

Operating activities

Net (loss) earnings $ (9,416,007) $ (2,017,398) $ (1,076,068) $ (1,065,676)

Depreciation 38,628 14,921 14,944 8,763

Stock option compensation 190,946 150,606 40,340 -

Foreign currency translation

adjustments 46,893 131,306 49,038 19,912

Common shares received on the

sale of mining option - - - -

Expenses settled by the issue

of common shares 184,610 - - -

Exploration expenditures settled

by the issue of common shares 2,277,918 - - 171,125

Gain on disposal of marketable

securities (47,988) - - -

Write down of advances to related

company 554,846 - - -

(6,168,096) (1,720,565) (971,746) (865,876)

(Increase) decrease in receivables (63,014) (62,455) 11,164 6,320

Increase in advances to related

company (554,846) - - -

Increase (decrease) in payables

and accruals 83,945 (2,091) 23,878 36,395

(6,702,011) (1,785,111) (936,704) (823,161)

Financing activities

Issue of common shares, net of

issue costs 7,335,028 1,728,004 857,319 688,717

Issue of warrants, net of

issue costs 263,196 263,196 - -

7,598,224 1,991,200 857,319 688,717

Investing activities

Increase in funds held in trust - 75,000 - (75,000)

Purchase of equipment (76,364) - (13,913) (62,451)

Purchase of marketable securities (1,136,100) (78,124) - -

Proceeds on disposal of marketable

securities 690,864 - - -

(521,600) (3,124) (13,913) (62,451)

Cash and cash equivalents

Net increase (decrease) 374,613 202,965 (93,298) (196,895)

Beginning of period - 189,732 283,030 554,925

End of period $ 374,613 $ 392,697 $ 189,732 $ 358,030

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 23

Recent US GAAP accounting pronouncements--

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation- Transition and Disclosure" (FASB 148), which provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the previous disclosure requirements of FASB 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported financial results. The Company adopted this statement in fiscal 2004.

FASB 148 requires the following disclosures for US GAAP purposes:

Years ended January 31

2005 2004 2003

AS REPORTED:

Net loss $ (2,017,398) $ (1,076,068) $ (1,065,676)

(Loss) per common share,

as reported-

Basic $ (0.05) $ (0.03) $ (0.04)

Diluted $ (0.05) $ (0.03) $ (0.04)

Stock-option compensation

cost included in net loss $ 150,606 $ 40,340 $ -

PRO FORMA (as if the fair value method of accounting for stock option grants had been applied for all periods):

Net loss $ (2,017,398) $ (1,076,068) $ (1,302,676)

(Loss) per common share,

as reported-

Basic $ (0.05) $ (0.03) $ (0.05)

Diluted $ (0.05) $ (0.03) $ (0.05)

Additional stock-option compensation

included in net loss on a pro forma basis $ - $ - $ 237,000

Royal Standard Minerals Inc.

(expressed in United States Dollars)

Notes to Consolidated Financial Statements

Years ended Monday, January 31, 2005, 2004 and 2003 Page 24

In 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate its variable interest entities. In December 2003, the FASB issued modifications to FIN 46, resulting in multiple effective dates based on the nature and creation date of the VIE. The Company has determined that it does not have any VIE's which will require consolidation for US GAAP purposes.

On December 15, 2004, the FASB issued Statement No. 123 (Revised 2004), "Share-Based Payment" (FASB 123R). FASB 123R requires companies to calculate and record in the income statement the costs of equity instruments, such as stock options, awarded to employees for services rendered; pro-forma disclosure is no longer permitted. FASB 123R is required to be adopted in the first quarter of 2006. The Company's accounting for its stock option awards is already in substantial compliance with the provision of FASB 123R; the adoption of this standard is not expected to have a significant on the Company's financial statements.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" (FASB 153). FASB 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. FASB 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FASB 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

In March 2005, the FASB issued Interpretation No. 47 "Accounting for Conditional Retirement Obligation- an Interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies the FASB's intended meanings of the term "Asset Retirement Obligation," and clarifies that entities are expected to record asset retirement obligations even though uncertainty may exist regarding the timing or method of settlement so long as the obligation is reasonably estimable. The requirements of FASB Statement No. 143 and FIN 47 are substantially equivalent to CICA Handbook Section 3110 which has been adopted during the year ended January 31, 2005.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Royal Standard Minerals Inc. (the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance in the year ended January 31, 2005. The MD&A was prepared as of May 11, 2005 and should be read in conjunction with the audited annual financial statements for the year ended January 31, 2005 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Nevada, with projects in Nye, Elko, Churchill and Lyon Counties, Nevada. In 2004, the Corporations common shares were traded on the TSX.V symbol RSM and on the US OTC:BB symbol RYSMF.

The Gold Wedge project can be considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was the major focus of the Company in 2004.

In early 2004, the Corporation focused upon the second proposed development project the Pinon-Railroad project located in Elko County, Nevada. The project is located on the southern portion of the Carlin Trend.

The Corporation has been evaluating other investment opportunities in Nevada as part of effort to improve upon the Corporation’s production capacity. Capital for the development of the current controlled projects and future acquisitions would be envisioned to come from equity and debt financing.

Results of Operations

The net loss for the year ended January 31, 2005 was $481,723 as compared to $554,626 for the year ended January 31, 2004. General and Administrative expenses and Consulting fees decreased by a total of $103,832. However, Stock Option Compensation increased by $110,266 resulting in little change in total Expenses. Expenses were $578,632 for the year ended January 31, 2005 as compared to $565,907 for the year ended January 31 2004. The increase in Stock Option Compensation is attributed to the granting of 775,000 stock options to employees and directors of the Company on May 4, 2004.

The Corporation owns 100% interest in five (5) projects in four (4) gold-silver districts in Nevada. These projects include the Gold Wedge, Nye County, Pinon and Railroad Projects, Elko County, Fondaway Canyon, Churchill County and Como, Lyon County, Nevada.

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). In March, 2004 the Company completed a $2.2 CDN million private placement. These funds were directed toward the construction of a 700 foot (underground) decline and cross cut to test one of the gold mineralized structures within a 100+ wide structural zone. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite to include silt ponds, ore pad and the onsite gold processing plant. The Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

In 2004, work on the BLM permit application for the Pinon-Railroad project continued. The Company developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by year-end 2005. A second objective is to complete feasibility studies for the Pinon/Railroad near surface oxide deposits.

Liquidity and Capital Resources

The Corporation’s cash balance as of January 31, 2005 was $392,697 compared to $189,732 at January 31, 2004. The increase in the cash balance is attributable to the private placement offerings completed during the fiscal year 2004. On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of $0.25 CDN per unit for gross proceeds of $268,750 CDN. Each unit consisted of one common share and one-half common share purchase warrant. Each whole purchase warrant entitled the holder to subscribe for one additional common share at a price of $0.30 CDN until February 2, 2005.

On April 16, 2004, the Company closed a private placement offering o 6,320,000 units at a price of $0.35 CDN per unit for gross proceeds of $2,212,000 CDN. Each unit consisted of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of $0.50 CDN until April 15, 2006.

Current assets as at January 31, 2005 were $541,835. Total assets as at January 31, 2005 were $3,237,383 as compared to $1,579,391 at January 31, 2004. This represents an increase of $1,657,992 from 2004 due to the increased activity on the Company’s projects, particularly at the Gold Wedge Project where the Company completed construction of a 700 foot (underground) decline and cross cut. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite including silt ponds, ore pad and the onsite gold processing plant. Additionally, the Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

Current liabilities as at January 31, 2005 were $104,087 compared to $106,178 in 2004, and represent current trade payables.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 43,143,518 are outstanding as at January 31, 2005. As at January 31, 2005 the Corporation had outstanding options to purchase 4,185,000 common shares with exercise prices from $0.17-0.40 per share and expiration dates ranging from May 2005 to May 2009.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	January 31
	2004	2004	2003
Statement of Operations
Revenue	$0	$0	$0
Administrative Expenses	$578,632	$565,907	$330,598
Net loss for the year	$(481,723)	$(554,626)	$(416,803)
Deficit, beginning of year	$(7,377,424)	$(6,822,798)	$(6,405,995)
Deficit, end of year	$(7,859,147)	$(7,377,424)	$(6,822,798)
Earnings (loss) per common share
Basic	$(0.01)	$(0.02)	$(0.02)
Diluted	$(0.01)	$(0.02)	$(0.02)

Balance Sheet	2004	2004	2003
Current Assets	$541,835	$273,291	$377,753
Interest in Mineral Properties and Related Deferred Exploration Costs	$2,256,046	$1,253,444	$781,039
Equipment	$37,735	$52,656	$53,688
Current Liabilities	($104,087)	($106,178)	($82,300)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	12 Mos. Ended January 2005	9 Mos. Ended October 2004	6 Mos. Ended July 2004	3 Mos. Ended April 2004	12 Months Ended January 2004	9 Mos. Ended October 2003	6 Mos. Ended July 2003	3 Mos. Ended April 2003

Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses	($578,632)	($211,064)	($285,021)	($117,942)	($565,907)	($236,173)	($128,206)	($39,328)
Net Income (Loss)	($481,723)	($211,064)	($285,021)	($117,942)	($554,626)	($236,173)	($128,206)	($39,328)
Net Income (Loss) per Common share BASIC DILUTED	($0.01) ($0.01)	($0.01) ($0.01)	($0.01) ($0.01)	($0.00) ($0.00)	($0.02) ($0.02)	($0.01) ($0.01)	($0.00) ($0.00)	($0.00) ($0.00)

Transactions with Related Parties

Following is a summary of transactions of the Corporation with Sharpe Resources Corporation during the financial year ended of the Corporation January 31, 2005. Sharpe Resources is considered to be related to the Company because of common management.

• Market shares in the amount of $86,124 consist of shares of Sharpe Resources Corporation a publicly held Canadian company engaged in the exploration for and production of petroleum and natural gas properties in the United States. The shares are carried at the lower of cost and quoted market value.
• At January 31, 2005, $21,547 is owed to Sharpe Resources in connection with the interest recovered in 2002.
• During the year the Company advanced $71,717 to Sharpe Resources. These advances are non-interest bearing and have no set terms of repayment.
• The amount of $11,095 is a receivable from an officer of the Company.

Changes in Accounting Policies

The CICA Handbook Section 3870 requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after February 1, 2003.

Risk and Uncertainties

At the present time, the Corporation’s viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation’s ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.royal-standard.com.

\s\ Roland M. Larsen

Roland M. Larsen

President

Heathsville, VA

May 12, 2005

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROYAL STANDARD MINERALS INC.
(Registant)
/s/ Roland M. Larsen
Roland M. Larsen, President & CEO

Date: July 18, 2005

Risks Associated with Forward Looking Statements. This Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21e of the securities Exchange Act of 1934, as amended (the “Exchange Act”), which are intended to be covered by the safe harbors created thereby. Investors and shareholders are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability of the Company to continue its mineral exploration strategy, complete recommended work programs, the success of the Company in locating mineral bodies in commercially recoverable quantities, the ability of the Company to develop the mineral bodies either on its own or in partnership with third parties, the ability of the Company to acquire interests in mineral exploration properties or mining claims, as well as market prices for mineral resources, competition and general market conditions. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Form 20-F will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

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

Date: July 18, 2005

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

Date July 18, 2005

\s\ Kimberly L. Koerner
Kimberly L. Koerner
Director

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Royal Standard Minerals Inc. (“the Company”), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending January 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Roland M. Larsen

Roland M. Larsen

Chief Executive Officer

July 18, 2005

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Kimberly L. Koerner, Director of Royal Standard Minerals Inc. (“the Company”), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending January 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kimberly L. Koerner

Kimberly L. Koerner

Director

July 18, 2005