Form 20-F/A
ROYAL STANDARD MINERALS INC
filed 2005-10-24
CIK 1027162

OMB APPROVAL
OMB Number: 3235-0288
UNITED STATES	Expires: January 31, 2008
SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
Washington, D.C. 20549	Hours per response: 2631.00

FORM 20-F

Amendment I

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

______Yes _____No
PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	9
A.	History and development of the company	9
B.	Business overview	9
C.	Organizational structure	16
D.	Property, plants and equipment	16
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	16
A.	Operating results	16
B.	Liquidity and capital resources	19
C.	Research and development, patents and licenses, etc.	21
D.	Trend information	21
E.	Off balance sheet arrangements	21
F.	Tabular disclosures of contractual obligations	21
G.	Safe harbor	21
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	21
A.	Directors and senior management	21
B.	Compensation	23
C.	Board practices	25
D.	Employees	30
E.	Share ownership	30
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	31
A.	Major shareholders	31
B.	Related party transactions	31
C.	Interests of experts and counsel	31
ITEM 8	FINANCIAL INFORMATION	31
A.	Consolidated statements and other financial information	31
B.	Significant changes	32
ITEM 9	THE OFFER AND LISTING	32
A.	Offer and listing details	32
B.	Plan of distribution	34
C.	Markets	34
D.	Selling shareholders	35
E.	Dilution	35
F.	Expense of the issue	35
ITEM 10	ADDITIONAL INFORMATION	35
A.	Share capital	35
B.	Memorandum and articles of association	35
C.	Material contracts	35
D.	Exchange controls	35
E.	Taxation	37
F.	Dividends and paying agents	38
G.	Statements by experts	38
H.	Documents on display	38
I.	Subsidiary information	38
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	39
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	39
PART II
ITEM 13	DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES	39
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	39
ITEM 15	CONTROLS AND PROCEDURES	39
ITEM 16	[RESERVED]	40
ITEM 16A	AUDIT COMMITTEE FINANCIAL REPORT	40
ITEM 16B	CODE OF ETHICS	40
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	40
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	40
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	40

PART III
ITEM 17	FINANCIAL STATEMENTS	41
ITEM 18	FINANCIAL STATEMENTS	74
ITEM 19	EXHIBITS	74

	SIGNATURES	74
	CERTIFICATIONS	75
	CERTIFICATIONS PURSUANT TO SECTION 906	77

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

The registered office of Royal Standard is located at 56 Temperance Street, Fourth Floor, Toronto, Ontario M5G 2V5 with another office located at 3258 Mob Neck Road, Heathsville, Virginia 22473. The Company also has an office at 1311 N. McCarran Blvd., Unit 102, Sparks, Nevada 89431.

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

Manhattan/Round Mountain Caldera Program

The project area is located southeast of the town of Round Mountain, Nevada east of State route 376. The town of Manhattan is located approximately 15 miles south of Round Mountain. The Manhattan project is located approximately 7 miles east of route 376 on route 377 and 1.5 miles west of the town of Manhattan.

The Manhattan/Round Mountain Caldera program is the Company’s most advanced district play. The land position in the Manhattan Mining District is comprised of 70 patented and unpatented lode-mining claims. Drill testing the extensions of the Goldwedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the gold resource estimates.

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

Goldstrike

Fondaway

Canyon Project

Manhattan-Round Mountain Caldera Trend

Pinon and

Railroad

Round Mtn

Como Project

Goldwedge Project

Carlin Trend

Elko

Reno

Las Vegas

RainDistrict

Goldwedge Project

The Goldwedge, one of several deposits in the Manhattan area, is currently under evaluation to include an underground bulk sample. The bulk sample will be processed on site. The Goldwedge contains excellent exploration potential for future growth. Based upon the results of 70 drill holes primarily within the central zone over a strike length of 1,000+ feet and 100’-500’ of vertical extent reveal continuous gold oxide mineralization of potential mineable thickness and quality. RSM has analyzed all of the drill data as part of a detailed geologic inventory of the project.

The project ownership includes staked BLM lands; options of BLM claims owned by others and patented mining claims owned by the Company. All payments, maintenance fees, option payments and taxes to state and federal authorities are current under state and federal guidelines.

The Goldwedge deposit occurs at the intersection of north and northwest trending faults. In the deposit area, the north trending Reliance fault is mineralized within the Ordovician Zanzibar limestone and siltstone. The target mineralization occurs within multiple high angle structures over a width of between 100-200 feet primarily within the Zanzibar limestone. RSM has evaluated all of the pertinent drill data as part of a detailed inventory of the deposit geometry, size and overall grade. The current exploration model suggests that the Goldwedge deposit and the extensions may contain large gold resources at depth near the contact with the Manhattan Caldera margin.

The Goldwedge deposit is located approximately 8 miles south of the large Round Mountain gold mine. All mine and mill (plant) and water use permits were achieved in early, 2003. In 2004 the Company constructed a 700 foot (underground) decline and cross cut to test one of the gold mineralized structures within a 100+ wide structural zone. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite to include silt ponds, ore pad and the onsite gold processing plant. The Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

Expenses during fiscal 2004 on the Goldwedge and Manhattan Projects were $1,077,277 bringing total RSM expenses on these projects to $1,513,427. Future expenditures are expected to be an additional $2 million over the next two years.

Currently Sierra Power, a commercial electric supplier, services this site. The Company has all of the necessary water rights secured from the State of Nevada.

This project is an advanced exploration project without known reserves and the proposed program is exploratory in nature.

The underground bulk sampling and decline development program will be expanded in 2005. This effort will include drifting on one of the mineralized zones and processing this material through an onsite (gravity) plant. The surface facilities and the gold recovery plant will be completed during the fourth quarter 2005.

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

Pinon and Railroad Projects-Carlin Trend South

This project is located south of the town of Carlin, Nevada in Elko County, Nevada. The project land position is located east of Nevada state route 276 and extends for 10+ miles in a north-south direction south of the town of Carlin. The best access to the project is via I-80 to Carlin and south on route 276 to the property position.

The land position includes unpatented BLM lands, patented lands and fee lands. All payments, maintenance fees to federal and state authorities are current. Landowner option payments are also current and in good standing for this more than 16,000 acre land position.

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

The Web formation is mineralized above the Devils Gate limestone at the Pinon and Railroad deposits. At Pinon, the known mineralization has not been connected to a strongly mineralized fault. However, higher-grade economic mineralization has been encountered at very shallow depths, mineralized oxide zones occur along a 1,300 feet strike length and occur less than 90 feet below the surface. These deposits occur as primarily stratabound deposits within the Web formation and locally into the underlying Devils Gate formation.

The Pinon and Railroad projects include approximately 16,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM’s current effort is to evaluate the potential for future development of near surface oxide gold-silver deposits. Approximately 600 shallow drill holes have been completed on 6 near surface deposits. The depth extensions of these deposits are not well understood, as deeper drilling has not been sufficient to develop an acceptable understanding of this mineralization.

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

Plans for 2005 include completing the necessary drilling and field evaluations to build the necessary data base to complete the process of filing for a mining permit application with the state and federal authorities in late 2005-early 2006 for this advanced exploration stage property.

Currently there is no infrastructure in terms of buildings and other facilities. There is unpaved road access to the property. Power will have to be brought in from the Rain operations located about 10 miles to the north or from highway 276 located about 5 miles to the west. Water will be sourced on the property.

Total exploration expenditures on this project have exceeded $10 million and an additional $15 million will be required to develop a 5,000 ton per day heap leach operation on this project. As of January 31, 2005, RSM and its partners have spent approximately $2.7 million on the Pinon and Railroad projects. Plans include the achievement of a mining permit by mid-2006 followed project financing.

The property is without known reserves and the proposed program is exploratory in nature.

Fondaway Canyon Project

The 100% controlled Fondaway Canyon gold project is located in Churchill County, Nevada in the Stillwater range. The project is accessible east from Fallon, Nevada via State of Nevada route 116 an unpaved road. The Fondaway deposit is located on the west flank of the Stillwater Range at Fondaway Canyon.

The Fondaway Canyon gold property consists of 148 unpatented BLM lode mining claims (approximately 3,000 acres) located on the western slope of the Stillwater Range. All of the maintenance filing fees are current and in good standing. Nearly-vertical, east-west trending mineralized shear zones host the Half Moon, Paperweight, Hamburger Hill and South Pit gold resources that is hosted within a Mesozoic sedimentary package. The Mesozoic sedimentary package has been intruded by a Mesozoic-Tertiary aged intrusive.

The vertical extent tested by recent drilling of the higher grade gold mineralized shear zones is greater than 1,000 feet. Horizontal continuation of gold mineralization as at the Paperweight and Hamburger Hill mineralized shear zone is 3,700 feet with widths commonly between 5’-20+ feet. Drilling and assay records indicate that 568 holes have been drilled for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling to include 455 reverse circulation, 49 core holes and 64 air track holes. Tenneco Minerals Inc., the most active company, drilled approximately 350 holes (130,000 feet) and drove a 500’ adit for sulfide metallurgical sampling during the period 1987-1996. Tenneco also operated a small oxide gold open pit mine for a short time during this period. Nevada Contact Inc. (NCI) acquired the property in 2001 and drilled 11 reverse circulation holes. RSM acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout. There is a buyout option of $600,000 for the owners’ interest.

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

No field work was completed on this project in 2004 and no field work is planned in 2005. The only effort has been the renewal of the Company’s water rights and related permits. Plans are to commence an exploration effort in 2006 that will include surface drilling within the vicinity of the Tenneco adit.

Sierra Pacific Power Co exists on the property. RSM has the current water rights to the property.

Estimates of prior expenditures on this property are approximately $5-6 million. The largest portion of these expenditures was contributed by Tenneco Minerals and Tundra Mines LTD. This work included extensive drilling, development of a small open pit production project and an advanced exploration adit on the property. As of January 31, 2005, RSM has spent $96,028 on this project.

The property is without known reserves and the proposed program is exploratory in nature

Como District

The property is located approximately 8 miles southeast of the famous Comstock Lode and 2-3 miles southeast of the town of Dayton, Nevada, and includes 47 unpatented lode claims and 5 patented claims.

The Como district consists of at least eight gold-silver bearing structures that occur within a Tertiary age andesitic volcanic sequence that hosts the mineralization. Prospectors looking for mineralization similar to the Comstock Lode discovered Como in 1860. The property has had some historical gold and silver underground production with the Como vein producing about 20,000 ounces of gold and 500,000 ounces of silver at a gold equivalent grade of nearly 0.3 opt. The higher-grade underground vein extensions are largely undrilled and will be tested by RSM. Over the past 20 years modern exploration methods have continued to advance the understanding of the geologic framework and have identified two bulk mineable gold-silver deposits that will require further work to ascertain the economic potential. Since the 1960’s several large companies have explored the property to include St. Joe American, Amoco, Meridian Gold and Amax Gold Inc. (who identified a low-grade open pit resource, based on 46 holes.) for a large tonnage bulk mineable gold target.. More recently (2000) Anglo Gold Corp. explored the property for a potential multi-million ounce target.. Anglo released the property in 2001 after drilling 8 holes and completing considerable surface geologic mapping, rock chip and geochemical sampling. RSM acquired its option on the Como gold-silver project based upon the previous exploration results.

It is difficult to estimate prior expenditures on this property due to the large number of mining companies that have explored this property over the last 30 years.

No exploration work was completed on the property in 2004 and will not be completed in 2005. In 2006 RSM plans to complete surface geophysical, magnetics, and surface geochemical sampling in 2006.

C. Organizational structure.

The Company has four wholly owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States Companies.

D. Property, plants and equipment.

The registered office of Royal Standard is located at 56 Temperance Street, Fourth Floor, Toronto, Ontario M5G 2V5 with another office located at 3258 Mob Neck Road, Heathsville, Virginia 22473. The Company also has an office at 1311 N. McCarran Blvd., Unit 102, Sparks, Nevada 89431.

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Royal Standard is an exploration stage enterprise and is in the process of exploring its resource properties and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

Royal Standard is an exploration- stage enterprise and, as such, currently has no producing properties and no operating income or cash flow, other than interest earned on funds invested in short-term deposits (see Item 3.D. – Key Information - Risk Factors).

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

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17

&minus; Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2005, 2004 and 2003
&minus; Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2005 and 2004
&minus; Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2005, 2004, 2003
&minus; Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2005, 2004, 2003
&minus; Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

There have been none.

Item 15. Controls and Procedures

As of the end of the period covered by this report and based on their evaluation the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

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

&minus; Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2005, 2004 and 2003
&minus; Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2005 and 2004
&minus; Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2005, 2004 2003
&minus; Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2005, 2004, 2003
&minus; Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

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

\s\ Grant Thornton LLP

Toronto, Canada Grant Thornton LLP

April 17, 2003 Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audit in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated April 17, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

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

Date: September 23, 2005

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
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:
b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c. Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d. Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5. The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):
a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: September 23, 2005

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
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5. The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: September 23, 2005

\s\ Kimberly L. Koerner
Kimberly L. Koerner
Director & Treasurer

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