Form 20-F
ROYAL STANDARD MINERALS INC
filed 2006-07-28
CIK 1027162

OMB APPROVAL
OMB Number: 3235-0288
UNITED STATES	Expires: September 30, 2007
SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
Washington, D.C. 20549	Hours per response: 2631.00

FORM 20-F

(Mark One)

____	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

X__

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended January 31, 2006

OR

____	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
____	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report__________________ For the transition period from to
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
COMMON SHARES
(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)
SEC 1852 (05-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
57,822,578 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
______Yes __X___No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934.
__X__Yes ____No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

______Yes __X___No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check Below)

Large accelerated filer _____ Accelerated filer _____ Non-accelerated filer __X___
Indicate by check mark which financial statement item the registrant has elected to follow.
___X___ Item 17 _____ Item 18
If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
______Yes __X___No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

______Yes _____No
PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	9
A.	History and development of the company	9
B.	Business overview	9
C.	Organizational structure	15
D.	Property, plants and equipment	16
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	16
A.	Operating results	16
B.	Liquidity and capital resources	20
C.	Research and development, patents and licenses, etc.	23
D.	Trend information	23
E.	Off balance sheet arrangements	24
F.	Tabular disclosures of contractual obligations	24
G.	Safe harbor	24
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	24
A.	Directors and senior management	24
B.	Compensation	25
C.	Board practices	28
D.	Employees	33
E.	Share ownership	33
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	33
A.	Major shareholders	33
B.	Related party transactions	34
C.	Interests of experts and counsel	34
ITEM 8	FINANCIAL INFORMATION	34
A.	Consolidated statements and other financial information	34
B.	Significant changes	34
ITEM 9	THE OFFER AND LISTING	35
A.	Offer and listing details	35
B.	Plan of distribution	36
C.	Markets	36
D.	Selling shareholders	37
E.	Dilution	37
F.	Expense of the issue	37
ITEM 10	ADDITIONAL INFORMATION	37
A.	Share capital	37
B.	Memorandum and articles of association	37
C.	Material contracts	37
D.	Exchange controls	37
E.	Taxation	40
F.	Dividends and paying agents	40
G.	Statements by experts	40
H.	Documents on display	41
I.	Subsidiary information	41
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	41
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	41
PART II
ITEM 13	DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES	41
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	41
ITEM 15	CONTROLS AND PROCEDURES	41
ITEM 16	[RESERVED]	42
ITEM 16A	AUDIT COMMITTEE FINANCIAL REPORT	42
ITEM 16B	CODE OF ETHICS	42
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	42
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	42
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	42

PART III		43
ITEM 17	FINANCIAL STATEMENTS	43
	MANAGEMENT’S DISCUSSION & ANALYSIS	70
ITEM 18	FINANCIAL STATEMENTS	79
ITEM 19	EXHIBITS	79

	SIGNATURES	79
	CERTIFICATIONS	81
	CERTIFICATIONS PURSUANT TO SECTION 906	83

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2006, 2005, 2004, 2003 and 2002. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States Companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 16 of the Consolidated Financial Statements included with this report.

Royal Standard Minerals Inc.
(An Exploration Stage Enterprise)
Consolidated Financial Statement Data
For the Years Ended January 31
(Expressed in US Currency)

	2006	2005	2004	2003	2002
Statement of Operations
Revenue	$0	$0	$0	$0	$10,332
Administrative Expenses	$1,493,095	$572,318	$565,907	$330,598	$144,690
Net loss for the year	($1,611,057)	($475,409)	($554,626)	($416,803)	$295,648
Deficit, beginning of year	($7,852,833)	($7,377,424)	($6,822,798)	($6,405,995)	($6,701,643)
Deficit, end of year	($9,463,890)	($7,852,833)	($7,377,424)	($6,822,798)	($6,405,995)
Earnings (loss) per common share
Basic	($0.03)	($0.01)	($0.02)	($0.02)	$0.02
Diluted	($0.03)	($0.01)	($0.02)	($0.02)	$0.01
Weighted Average Shares Outstanding	53,907,094	41,090,912	31,330,379	25,537,033	27,031,338

Balance Sheet	Year Ended January 31
	2006	2005	2004	2003	2002
Current Assets	$1,445,200	$541,835	$273,291	$377,753	$619,968
Exploration Properties	$3,810,519	$2,664,127	$1,253,444	$781,039	$113,078
Equipment	$1,258,994	$37,735	$52,656	$53,688	$0

Current Liabilities	$221,733	$104,087	$106,178	$82,300	$45,905

Currency Exchange Rates

Except where otherwise indicated, all dollar figures in this annual report on Form 20-F, including the financial statements, refer to United States currency. The following table sets forth, for the periods indicated, certain exchange rates based on the exchange rates reported by the Federal Reserve Bank of New York as the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes (the “Noon Buying Rate"). Such rates quoted are the number of U.S. dollars per Cdn $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for the number of Canadian dollars per U.S. $1.00.

	Year Ended December 31,
	2001	2002	2003	2004	2005
High for the period	.6696	.8532	.7738	.8493	.8689
Low for the period	.6266	.7992	.6329	.7196	.7871
Average rate for the period(1)	.6446	.8308	.7186	.7716	.8253
Rate at end of period	.6279	.8358	.7738	.8308	.8577
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
Risk Inherent to Royal Standard's Proposed Mining Activities

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

2. There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities. Substantial expenditures will be required to pursue such exploration and development activities. Assuming discovery of an economic ore body, and depending on the type of mining operation involved, several years may elapse from the initial stages of development until commercial production is commenced. New mining operations frequently experience unexpected problems during the exploration and development stages and during the initial production phase. In addition, preliminary reserve estimates may prove inaccurate. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any commercial mining operations.

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

History of Losses

At January 31, 2006, the Company had an accumulated deficit of U.S. $9,463,890. There can be no assurance that the Company will ever achieve revenues from operations or that its operations will ever be profitable.

Additional Capital

The terms of the Company's rights to its properties require that the Company expend significant funds on exploratory and other pre-production activities. Should the Company fail to make these expenditures on a timely basis, it would forfeit its rights to the particular projects, including the sums expended through the dates of such forfeitures. The Company's present capital resources are sufficient to fund these costs. There can be no assurance that the Company will be able to raise additional capital on acceptable terms or at all. In any event, any additional issuance of equity would be dilutive to the Company's current shareholders.

No History of Operations

The Company is an exploration stage enterprise with no history of prior operations and no earnings. There can be no assurance that the Company's operations will become profitable in the future. The success of the Company will be dependent on the expertise of its management, the quality of its properties, and its ability to raise the necessary capital to carry out its business plan. If financing is unavailable for any reason, the Company will be unable to acquire and retain its mineral concessions and carry out its business plan.

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

Dependence on Key Personnel

The Company's success will be dependent upon the services of its President and Chief Executive Officer, Mr. Roland Larsen.

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of January 31, 2006, the Company had outstanding options and warrants to purchase an aggregate of 16,109,280 Common Shares. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

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

B. Business overview.

Royal Standard is a mineral exploration company engaged in locating, acquiring exploring and the development of gold and precious metal deposits in the state of Nevada. Royal Standard currently has five advanced and exploration-stage projects, the Manhattan Gold Wedge program in Nye County, the Pinon and Railroad projects in Elko County, the Fondaway project in Churchill County and the Como project in Lyon County.

At the present time, the Company's activities are limited to exploratory searches for ore and energy minerals. The Company has not generated any revenues from operations at this time. The Company is evaluating the potential for economic extraction of known deposits of ore grade material on the Company's mineral exploration properties. See Item # 3.D. - Risk Factors.

Manhattan/Round Mountain Caldera

The project area is located southeast of the town of Round Mountain, Nevada east of State route 376. The town of Manhattan is located approximately 15 miles south of Round Mountain. The Manhattan project is located approximately 7 miles east of route 376 on route 377 and 1.5 miles west of the town of Manhattan.

The Manhattan/Round Mountain Caldera program is the Company's most advanced district play. The land position in the Manhattan Mining District is comprised of 70 patented and unpatented lode-mining claims. Drill testing the extensions of the Goldwedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the gold resource estimates.

Freeport Gold, Tenneco (Echo Bay) recognized the potential of the district (to include the Goldwedge deposit that is currently under control by RSM) however, these deposits were not suited for open pit mining. At that time the large mining companies did not consider the underground development projects feasible. Although Sunshine Mining Co. considered an underground mine development in 1988 on the Goldwedge deposit, continued exploration by Crown Resources and others on MMC claims indicated sections (5+'-30') of potentially mineable grades greater than 0.5 opt gold. The continued downturn in the gold market, tightened corporate budgets and high holding costs for the properties forced many companies to turn back the land positions to the claim owners. Currently, MMC controls approximately 4,000 feet of strike length. Approximately 1,000-1,200 feet of this strike length has been drill tested indicating positive results.

This project was discontinued during fiscal 2005 and all exploration expenditures were written off.

Goldwedge Deposit

The Goldwedge, one of several deposits in the area, is considered the best known deposit in the district for development of an underground mine. The deposit contains excellent exploration potential for future growth. Based upon the results of 60 drill holes primarily within the central zone over a strike length of 1,000+ feet and 100'-500' of vertical extent reveal continuous gold oxide mineralization of potential mineable thickness and quality. RSM has analyzed all of the drill data as part of a detailed geologic inventory of the deposit.

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

The underground bulk sampling and decline development program will be expanded in 2006. This effort will include drifting on one of the mineralized zones and processing this material through an onsite (gravity) plant. The surface facilities and the gold recovery plant were completed in 2005.

Expenses during fiscal 2005 on the Goldwedge project were $1,176,419 bringing total RSM expenses on this project to $2,636,862. Future expenditures are expected to be an additional $2 million over the next two years.

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

The Pinon properties are located on the southern portion of the Carlin gold belt about 10 miles south of Newmont's Rain mine Since its inception, various joint-venture partners have spent more than $10 MM on the project.

The Pinon and Railroad projects are located on the southern portion of the Carlin Trend immediately south of Newmont's Rain gold district. The Carlin Trend is one of the most prolific gold trends in the world and has produced more than 50 million ounces of gold. The properties are located within a well-mineralized region, which only adds to the potential for expanding the known gold deposits and making new discoveries. Much of the district wide exploration was undertaken prior to the start of the 1980's and 1990's. Since the mid-1990's the cumulative knowledge of "Carlin-type" gold deposits has expanded tremendously. This expanded knowledge can be used to re-interpret all of the available data, which will likely identify new exploration targets on the ground controlled by RSM. Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques. Many of these deeper deposits are associated with surface oxidized gold deposits. Essentially no deeper exploration has been conducted under the Pinon and Railroad deposits, or at other places on the property. The exploration opportunity offers the possibility for discovery of additional gold deposits at Pinon-Railroad.

The Railroad project increased the property position within the district to approximately 16,000 acres of leases, unpatented and patented mining claims. This effort included the acquisition of nearly 500 unpatented and 19 patented mining claims that lie immediately south of Newmont's Minings Rain district in Elko County, Nevada.

The Webb Formation is mineralized above the Devils Gate limestone at both deposits. At Rain, the mineralization occurs in and closely associated with the Rain Fault. At Pinon, the known mineralization has not been connected to a strongly mineralized fault. However, higher-grade economic mineralization has been encountered at very shallow depths, mineralized oxide zones occur along a 1,300 feet strike length and occur less than 90 feet below the surface.

The Pinon and Railroad projects include approximately 16,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM's current effort is to identify and develop near surface oxide gold-silver deposits. Approximately 600 shallow drill holes have been completed on 6 near surface deposits. The depth extensions of these deposits are not well understood, as deeper drilling has not been sufficient to develop an acceptable understanding of this mineralization.

The Company has developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. The 2004-2005 program involved work on the BLM permit application. All of this work has been completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by year-end 2007. A second objective is to complete feasibility studies for the Pinon and Railroad near surface oxide deposits.

Total exploration expenditures on this project have exceeded $10 million and an additional $15-20 million will be required to develop a 5,000 ton per day heap leach operation on this project. As of January 31, 2006, RSM and its partners have spent approximately $2.7 million on the Pinon and Railroad projects. Plans include the achievement of a mining permit by mid-2007 followed project financing.

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

The vertical extent tested by recent drilling of the higher grade gold mineralized shear zones is greater than 1,000 feet. Horizontal continuation of gold mineralization as at the Paperweight and Hamburger Hill mineralized shear zone is 3,700 feet with widths commonly between 5'-20+ feet. Drilling and assay records indicate that 568 holes have been drilled for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling to include 455 reverse circulation, 49 core holes and 64 air track holes. Tenneco Minerals Inc., the most active company, drilled approximately 350 holes (130,000 feet) and drove a 500' adit for sulfide metallurgical sampling during the period 1987-1996. Tenneco also operated a small oxide gold open pit mine for a short time during this period. Nevada Contact Inc. (NCI) acquired the property in 2001 and drilled 11 reverse circulation holes, RSM acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout. There is a buyout option of $600,000 for the owners' interest.

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

No field work was completed on this project in 2004 or 2005. The only effort has been the renewal of the Company's water rights and related permits. Plans are to commence an exploration effort in 2006 that will include surface drilling within the vicinity of the Tenneco adit.

Sierra Pacific Power Co exists on the property. RSM has the current water rights to the property.

Estimates of prior expenditures on this property are approximately $5-6 million. The largest portion of these expenditures was contributed by Tenneco Minerals and Tundra Mines LTD. This work included extensive drilling, development of a small open pit production project and an advanced exploration adit on the property. As of January 31, 2006, RSM has spent $127,652 on this project.

The property is without known reserves and the proposed program is exploratory in nature.

Como District

The property is located approximately 8 miles southeast of the famous Comstock Lode and 2-3 miles southeast of the town of Dayton, Nevada, and includes 47 unpatented lode claims and 5 patented claims.

The Como district consists of at least eight gold-silver bearing structures that occur within a Tertiary age andesitic volcanic sequence that hosts the mineralization. Prospectors looking for mineralization similar to the Comstock Lode discovered Como in 1860. The property has had some historical gold and silver underground production with the Como vein producing about 20,000 ounces of gold and 500,000 ounces of silver at a gold equivalent grade of nearly 0.3 opt. The higher-grade underground vein extensions are largely undrilled and will be tested by RSM. Over the past 20 years modern exploration methods have continued to advance the understanding of the geologic framework and have identified two bulk mineable gold-silver deposits that will require further work to ascertain the economic potential. Since the 1960's several large companies have explored the property to include St. Joe American, Amoco, Meridian Gold and Amax Gold Inc. (who identified a low-grade open pit resource, based on 46 holes.) for a large tonnage bulk mineable gold deposit. More recently (2000) Anglo Gold Corp. explored the property for a potential multi-million ounce deposit. Anglo released the property in 2001 after drilling 8 holes and completing considerable surface geologic mapping, rock chip and geochemical sampling. RSM acquired its option on the Como gold-silver project based upon the previous exploration results.

It is difficult to estimate prior expenditures on this property due to the large number of mining companies that have explored this property over the last 30 years.

No exploration work was completed on the property in 2004 or 2005. In 2006 RSM plans to complete surface geophysical, magnetics, and surface geochemical sampling in 2006.

C. Organizational structure.

The Company has four wholly owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States Companies.

D. Property, plants and equipment.

The registered office of Royal Standard is located at 56 Temperance Street, Fourth Floor, Toronto, Ontario M5G 2V5 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473. The Company also has an office at One Main Street, Manhattan, Nevada, 89022.

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

Royal Standard is an exploration-pre-development stage enterprise and, as such, currently has no producing properties and no operating income or cash flow, other than interest earned on funds invested in short-term deposits (see Item 3.D. - Key Information - Risk Factors).

Year Ended January 31, 2006 Compared to the Year Ended January 31, 2005

The net loss for the year ending January 31, 2006 was $1,611,057 as compared to $475,409 for the year ending January 31, 2005 a difference of $1,135,648. The majority of this difference is a result of stock-option compensation which increased from $150,606 in 2005 to $739,006 in 2006. During fiscal 2006 2,380,000 options were granted to employees and directors of the company, 200,000 were exercised and 695,000 were cancelled or expired (see note 9 of the January 31, 2006 audited financial statements for details).

Also contributing to the increased loss were write-offs of exploration properties totaling $367,467. During the year the Company wrote-off $192,523 of exploration expenditures relating to the Manhattan, Nye County project and $174,944 relating to smaller projects that the Company was evaluating.

General and Administrative expenses increased from $193,287 for the year ending January 31, 2005 to $266,505 for the year ending January 31, 2006. Consulting fees increased from $213,504 for the year ending January 31, 2005 to $295,707 for the year ending January 31, 2006. These increases are a direct result of increased activity on the Company's mineral projects.

Year Ended January 31, 2005 Compared to the Year Ended January 31, 2004

The net loss for the year ended January 31, 2005 was $475,409 as compared to $554,626 for the year ended January 31, 2004. General and Administrative expenses and Consulting fees decreased by a total of $103,832. However, Stock Option Compensation increased by $110,266 resulting in little change in total Expenses. Expenses were $578,632 for the year ended January 31, 2005 as compared to $565,907 for the year ended January 31 2004. The increase in Stock Option Compensation is attributed to the granting of 775,000 stock options to employees and directors of the Company on May 4, 2004.

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

Year Ended January 31, 2004 Compared to the Year Ended January 31, 2003

The net loss for the year ended January 31, 2004 was $516,869 as compared to $416,803 for the year ended January 31, 2003. The increase of $100,066 in net loss for the year is primarily attributable to an increase in expenses of the Corporation for the year ended January 31, 2004. Expenses were $565,907 for the year ended January 31, 2004 as compared to $330,598 for the year ended January 31 2003. The increase of $235,309 in the expenses of the Corporation for the year ended January 31, 2004 is attributable to, among other things, increased operating expenses on the Corporation's properties. In order to maintain the ongoing activities on the highest priority projects in Nevada the Corporation will contribute a minimum of $1,800,000 to maintain progress toward the Gold Wedge development program in 2004.

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

The Corporation focused its efforts in 2003 on the Pinon and Railroad projects located on the southern portion of the Carlin Trend in Elko County, Nevada. The current land position includes more than 16,000 acres of unpatented, patented and fee leases. The effort in 2003 focused on the four (4) drilled out (600 drill holes) near surface measured oxide gold-silver resources. This work included drilling, trenching, pit modeling, plant and heap leach facility design and metallurgical (column) leach testing of the deposits. All of this work was to establish the economic potential of an open pit heap leach project and to develop the data necessary to complete a mine permit application to the US Bureau of Land Management (BLM). Expenditures on this project in 2003 were about $1 million.

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

This project was discontinued during 2005 and all exploration expenditures were written-off.

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

1. NSR - Net Smelter Royalty

Gold Wedge Project

On June 29, 2005 the Company entered into a 5-year purchase option agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 700 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company agrees to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 - there are no royalties.

The Company has recorded an asset retirement obligation on its Gold Wedge Project, representing the estimated costs of the Company's obligation to restore the Gold Wedge properties to their original condition as required by the State of Nevada regulatory authorities. At the present time, the Company cannot reasonably estimate the fair value of these costs. As such, the Company has recorded an asset retirement obligation in the amount of $131,767, the amount of the reclamation bond posted by the Company with the State of Nevada.

ComoProject

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

Other Projects

During the year, the Company wrote-off $192,523 of exploration expenditures relating to the Manhattan, Nye County project and $174,944 relating to smaller projects that the Company was evaluating. Exploration expenditures written-off during fiscal 2006 amounted to $367,467.

The Company signed an Exploration and Option Agreement with Metallic Ventures ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada. The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, the Company will earn a 50% interest in the project. The Company may terminate the Agreement at any time after spending the initial $20,000 by providing 30 days written notice to Metallic. When the Company has exercised its option to acquire a 50% interest in the project, Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis. Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. The Company will be the operator of the joint venture as long as it has at least a 50% interest in the joint venture.

B. Liquidity and capital resources.

Year Ended January 31, 2006 Compared to the Year Ended January 31, 2005

The Corporation's cash balance as of January 31, 2006 was $795,095 compared to $392,697 at January 31, 2005. The Company also had $436,378 (market value) in short term investments at January 31, 2006 compared to $0 in 2005. The increases are attributable to the private placement offerings completed during the first two quarters of 2005.

On March 31, 2005 the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN until March 31, 2007.

In addition, Canaccord Capital Corporation, the agent for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants, each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007.

A second round of the financing was completed on April 26, 2005. 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 26, 2007.

Haywood Securities Inc. ("Haywood") and Canaccord (the "Agents") acted as agents in this round of financing. As partial compensation for their services, the Agents received 45,000 common shares and 247,500 warrants, each warrant entitling the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until May 5, 2007.

Current assets as at January 31, 2006 were $1,445,200. Total assets as at January 31, 2006 were $6,646,480 as compared to $3,375,464 at January 31, 2005. This represents an increase of $3,271,016 due to the increased financing activity. Exploration properties at January 31, 2006 were $3,810,519 compared to $2,664,127 at January 31, 2005. This represents an increase of $1,146,392 resulting from continued construction at the Gold Wedge Project.

Current liabilities as at January 31, 2006 were $221,733 compared to $104,087 at January 31, 2005, and represent current trade payables.

Year Ended January 31, 2005 Compared to the Year Ended January 31, 2004

The Corporation's cash balance as of January 31, 2005 was $392,697 compared to $189,732 at January 31, 2004. The increase in the cash balance is attributable to the private placement offerings completed during the fiscal year 2004. On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of $0.25 CDN per unit for gross proceeds of $268,750 CDN. Each unit consisted of one common share and one-half common share purchase warrant. Each whole purchase warrant entitled the holder to subscribe for one additional common share at a price of $0.30 CDN until February 2, 2005.

On April 16, 2004, the Company closed a private placement offering o 6,320,000 units at a price of $0.35 CDN per unit for gross proceeds of $2,212,000 CDN. Each unit consisted of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of $0.50 CDN until April 15, 2006.

Current assets as at January 31, 2005 were $541,835. Total assets as at January 31, 2005 were $3,237,383 as compared to $1,579,391 at January 31, 2004. This represents an increase of $1,657,992 from 2004 due to the increased activity on the Company's projects, particularly at the Gold Wedge Project where the Company completed construction of a 700 foot (underground) decline and cross cut. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite including silt ponds, ore pad and the onsite gold processing plant. Additionally, the Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

Current liabilities as at January 31, 2005 were $104,087 compared to $106,178 in 2004, and represent current trade payables.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 43,143,518 are outstanding as at January 31, 2005. As at January 31, 2005 the Corporation had outstanding options to purchase 4,185,000 common shares with exercise prices from $0.17-0.40 per share and expiration dates ranging from May 2005 to May 2009.

Year Ended January 31, 2004 Compared to the Year Ended January 31, 2003

The Corporation's cash balance as of January 31, 2004 was $189,732 compared to $283,030 at January 31, 2003. The fact that there is little change in the cash balance is attributable to the completion of a C$1.5 million equity financing in July, 2003 coupled with large expenditures before yearend. Current assets as at January 31, 2004 were $273,291 Total assets as at January 31, 2004 were $1,617,148 representing an increase of $404,668 from 2002 due to the addition of the Fondaway Canyon project and additional expenditures on the Corporation's Pinon-Railroad project. Current liabilities as at January 31, 2004 were $106,178 compared to $82,300 and represent current trade payables as at January 31, 2003.

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

Due to the nature of the Company's mining business, the acquisition, exploration, and, if warranted, the development of mining properties requires significant expenditures prior to achieving commercial production. Royal Standard will seek to finance such expenditures through the sale of equity, joint venture arrangements with other mining companies or the sale of interests in its properties. There can be no assurance, however, that the Company will be successful in raising capital on acceptable terms or in amounts sufficient to finance exploration expenditures and/or satisfy its commitments under its agreements with third parties. In the event that the Company does not raise capital as planned, it will forfeit its rights to the properties, including the sums expended through the dates of such forfeitures. See Item 3.D. - Key Information - Risk Factors.

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

James C. Dunlop

From October 1994 to the present, Mr. Dunlop has been serving as the Managing Director of Canada Trust Investment Group Inc., a subsidiary of Canada Trust. He also serves as a director of Sharpe. From October 1986 to October 1994, he served as the Senior Vice President of CIBC-Investment Management Corp. Since graduating with a B.A. from University of Western Ontario in 1972, Mr. Dunlop has worked at increasingly senior positions within the Canadian investment community. Royal Standard benefits from Mr. Dunlop's counsel on economic and commodity matters and from his contacts in the investment community.

B. Compensation.

Compensation of Officers

The following table summarizes, for the three most recently completed financial years of the Corporation, information concerning the compensation earned by the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation, each the Corporation's three most highly compensated executive officers of the Corporation who was serving as an executive officer as at the end of the most recently completed financial year or who was not serving as an officer of the Corporation at the end of the most recently completed financial year-end, and whose aggregate compensation exceeded $150,000 (the "Named Executive Officer").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation	Long Term Compensation	All Other Compensation (US$)
		Other Annual Salary Bonus Compen- sation (US$)	Securities Under Options Granted (#)		Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)
Roland M. Larsen, President and CEO	2006(1) 2005(3) 2004(5)	$96,000 Nil Nil Nil Nil $60,000 Nil Nil $60,000	1,130,000 (2) 675,000 (4) 220,000 (6)	Nil Nil Nil	Nil Nil Nil	Nil 36,000 36,000

Notes:

(1) For the twelve months ended January 31, 2006.
(2) 400,000 options issued on April 13, 2005 having an exercise price of $0.39 expiring April 13, 2010; 600,000 options issued on May 16, 2005 having an exercise price of $0.29 expiring May 16, 2010; 130,000 options issued on January 20, 2006 having an exercise price of $0.87 expiring January 20, 2011.
(3) For the twelve months ended January 31, 2005.
(4) Options issued on May 4, 2004, having an exercise price of $0.36 and an expiry date on May 4, 2009.
(5) For the twelve months ended January 31, 2003.
(6) Options issued on December 12, 2003, having an exercise price of $0.265 and an expiry date on December 12, 2008.
(7) The Company does not have and did not have a Chief Financial Officer.

Stock Option Plan

The Corporation maintains a "rolling" stock option plan (the "Plan") for directors, officers, consultants who provide ongoing services, and employees of the Corporation and its affiliates. The purpose of the Plan is to develop the interest of bona fide Officers, Directors, Employees, Management Corporation Employees, and Consultants of Royal Standard Minerals Inc. and it subsidiaries in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate those to whom options to purchase common shares of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

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
(e) In the case of Options granted to Employees, Consultants, or Management Corporation Employees, the Company represents that the Optionee is a bona fide Employee, Consultant or Management Corporation Employee, as the case may be.
Compensation of Directors

Directors who are not officers of the corporation are not currently paid any fees for their services as directors; however, such directors are entitled to receive compensation from the corporation to the extent that they provide services to the corporation. Any such compensation is based on rates that would be charged by such a director for such services to an arm's length party. During the twelve months ended January 31, 2006, no such services were rendered and, accordingly, no compensation was paid.

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

Directors who are not officers are also entitled to participate in the Corporation's Stock Option Plan and, at the time of joining the board, directors may be granted options to purchase Common Shares. During the twelve months ended January 31, 2006, options were granted to acquire 739,006 common shares of the Corporation to directors of the Corporation under the Corporation's Stock Option Plan.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended January 31, 2006. There are no pension plan benefits in place for the Named Executive Officer. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

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

The grant of stock options under the Corporation's Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Corporation.

C. Board practices.

In April 2003 the Company implemented new corporate governance policies pursuant to which the Company has begun to implement new, improved corporate governance practices.

Responsibilities of the Board of Directors

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities. Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the Company's principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks. On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities. The performance of management, including the Company's Chief Executive Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. The Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company (i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective. Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded.

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company's policy, investments and other similar expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board.

Following are the principles of the Company's corporate governance arrangements:

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

Committees of the Board

There are currently two committees of the board of directors. The board does not have, nor does it currently intend to form, a nominating committee. It is the view of the board of directors that its current size (four) is small enough to make such additional committees counter productive. In addition to regularly scheduled meetings of the board, its members are in continuous contact with one another and with the members of senior management. If the size of the board were to be enlarged or if the Company were to undergo a substantial change in its business and operations, consideration would at that point be given to the formation of additional committees, including a nominating committee. The mandate and activities of each of the Company's committees are as follows:

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

James C. Dunlop (Chair)
Roland M. Larsen
Mackenzie I. Watson

The Audit Committee's primary duties and responsibilities are to:

a) Identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

b) Monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

c) Monitor the independence and performance of the Corporation's external auditors;

d) Provide an avenue of communication among the external auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Corporation's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the board of directors:

a) Meet with the independent external auditors (the "auditors") and the senior management of the Corporation to review the year-end audited financial statements of the Corporation which require approval by the board of directors, prior to the issuance of any press release in respect thereof;

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

m) Review issues relating to legal, ethical and regulatory responsibilities to monitor management's efforts to ensure compliance Including any legal matters that could have a significant impact on the Corporation's financial statements, the Corporation's compliance with applicable laws and regulations and inquiries received from regulators of governmental agencies; and,

n) Establish procedures for:

    a. the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

    b. the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company's corporate governance practices. The mandate of the committee includes:

  developing criteria governing the size and overall composition of the Board;
  conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;
  recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer); and
  recommending the compensation of directors ensuring that the Company's policy on disclosure and insider trading, including communication to the different stakeholders about the Company and its subsidiaries, documents filed with securities regulators, written statements made in documents pertaining to the Company's continuous disclosure obligations, information contained on the Company's Web site and other electronic communications, relationships with investors, the media and analysts is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

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

D. Employees.

In addition to the officers and directors, the company has thirteen full time employees, and one part-time secretary.

E. Share ownership.

Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised1
Roland M. Larsen	President, CEO & Director	661,487
Mackenzie I. Watson	Director	153,500
James C. Dunlop	Director	Nil
Kimberly L. Koerner	Director	Nil

1. The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the corporation has been furnished by the respective individuals.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of May 1, 2006, to the knowledge of the directors and officers of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of the Company's outstanding common shares, except the following:

Name of Shareholder	Number of Common Shares Owned	Percentage of Common Shares Outstanding (1)
CDS & Co. (2) Toronto, Ontario	53,029,115	69.2%

Notes:

(1) Based on 76,616,338 Common Shares issued and outstanding as at the date hereof.

(2) This is a nominee account. To the knowledge of the Company, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

B. Related party transactions.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of Royal Standard or the Company has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation, except as disclosed in the financial statements included herein.

C. Interests of experts and counsel.

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17

  Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2006, 2005, 2004
  Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2006 and 2005
  Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2006, 2005, 2004
  Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2006, 2005, 2004
  Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #16 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

B. Significant Changes.

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments - Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual consolidated financial statements for the Company's reporting periods beginning November 1, 2006.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 638%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $6,643,382 ($7,461,182 CDN).

On May 2, 2006 the Company granted 3,140,000 common share stock options to certain directors and a consultant. The options are exercisable at $1.44 CDN for a period of 5 years. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 859%, risk-free interest rate of 4.36% and an expected life of 5 years. The value assigned to the options is $4,086,399 ($4,521,600 CDN).

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

			High	Low	Average Daily Volume
January 1, 1998	to	March 31, 1998	$0.80	$0.27	10,533
April 1, 1998	to	June 30, 1998	$0.45	$0.15	14,033
July 1, 1998	to	September 30, 1998	$0.40	$0.10	23,100
October 1, 1998	to	December 31, 1998	$0.20	$0.05	22,200
January 1, 1999	to	March 31, 1999	$0.25	$0.10	32,900
April 1, 1999	to	June 30, 1999	$0.13	$0.05	14,666
July 1, 1999	to	September 30, 1999	$0.19	$0.05	43,833
October 1, 1999	to	December 31, 1999	$0.12	$0.03	21,133
January 1, 2000	to	March 31, 2000	$0.17	$0.03	42,933
April 1, 2000	to	June 30, 2000	$0.39	$0.13	57,033
July 1, 2000	to	September 30, 2000	$0.28	$0.11	10,467
October 1, 2000	to	December 31, 2000	$0.27	$0.11	25,867
January 1, 2001	to	March 31, 2001	$0.30	$0.11	11,500
April 1, 2001	to	June 30, 2001	$0.18	$0.06	7,789
July 1, 2001	to	September 30, 2001	$0.13	$0.06	7,667
October 1, 2001	to	December 31, 2001	$0.09	$0.04	9,750
January 1, 2002	to	March 31, 2002	$0.34	$0.07	52,546
April 1, 2002	to	June 30, 2002	$0.48	$0.20	76,899
July 1, 2002	to	September 30, 2002	$0.35	$0.17	51,437
October 1, 2002	to	December 31, 2002	$0.36	$0.20	31,354
January 1, 2003	to	March 31, 2003	$0.00	$0.00	0
April 1, 2003	to	June 30, 2003	$0.40	$0.21	13,728
July 1, 2003	to	September 30, 2003	$0.40	$0.20	151,583
October 1, 2003	to	December 31, 2003	$0.47	$0.25	53,416
January 1, 2004	to	March 31, 2004	$0.46	$0.25	78,814
April 1, 2004	to	June, 30, 2004	$0.46	$0.30	79,530
July 1, 2004	to	September 30, 2004	$0.42	$0.29	21,137
October 1, 2004	to	December 31, 2004	$0.47	$0.26	90,704
January 1, 2005	to	March 31, 2005	$0.45	$0.26	37,522
April 1, 2005	to	June 30, 2005	$0.43	$0.28	25,394
July 1, 2005	to	September 30, 2005	$0.75	$0.33	259,892
October 1, 2005	to	December 31, 2005	$1.00	$0.61	257,685
January 1, 2006	to	March 31, 2006	$1.45	$0.83	258,527
April 1, 2006	to	June 30, 2006	$1.65	$0.93	321,319

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

Special rules apply with respect to investments by non-Canadians (including WTO Investors) to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada's cultural heritage or national identity.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Investment Review Division of Industry Canada prior to the investment taking place and the investment may not be normally implemented until the review has been completed and ministerial approval obtained.

The Investment Review Division will submit the application for review to the Minister of Industry (Canada), together with any other information or written undertakings given by the acquirer and any representations submitted to the division by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of "net benefit to Canada," taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors considered are: (i) the effect of the investment on the nature and level of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada's ability to compete in world markets.

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

E. Taxation

The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company's Common Shares, as well as any consequences arising under US federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm's-length with the Company, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

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

F. Dividends and paying agents.

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display.

Company documents can be reviewed at 3258 Mob Neck Road, Heathsville, VA 22473 or One Main Street, Manhattan, Nevada, 89022. You can also obtain copies by writing to either of these addresses.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

At January 31, 2006, the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe Resources, receivables and payables and accruals. The Company estimates that the fair value of its other financial assets and liabilities approximates the carrying values due to their short-term nature.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The board of directors has determined that Directors and Audit Committee Members, Mr. James Dunlop and Ms. Kimberly Larsen have the necessary attributes for designation as the audit committee's financial expert and have designated them as the financial experts.

Item 16B. Code of Ethics.

The company has adopted a Code of Ethics that applies to its Directors and Executive Officers. The Code of Ethics can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. It can also be obtained, without charge, by writing to this address.

Item 16C. Principal Accountant Fees and Services.

	Year Ending January 31,
	2006	2005	2004
Audit Fees	$35,500	$23,500	$23,500
Audit Related Fees	$0	$0	$0
Tax Fees	$2,500	$1,500	$1,500
All Other Fees	$568	$0	$0

Policies and Procedures

The Audit Committee, in consultation with senior management, reviews annually and recommends for approval by the board of directors;

  the appointment of independent auditors at the annual general meeting of shareholders of the Corporation;
  the remuneration of the auditors; and
  pre-approval of all non-audit services to be provided to the Corporation by the external auditor.

Since the commencement of the Corporation's most recently completed financial year, every recommendation of the Audit Committee to nominate or compensate an external auditor was adopted by the Board of Directors.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

The Company is relying on the exemption in section 6.1 in Multilateral Instrument 52-110 "Audit Committees".

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

  Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2006, 2005, and 2004
  Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2006 and 2005
  Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2006, 2005 2004
  Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2006, 2005, 2004
  Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #16 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

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
Toronto, Canada                                  McCarney Greenwood LLP
                                                           Chartered Accountants

 Royal Standard Minerals Inc.
 (continued under the New Brunswick Corporation Act)
 (Expressed in United States dollars)
 Consolidated Financial Statements
 January 31, 2006 and 2005

April 25, 2006, except for Note 15, which is as of May 2, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Royal Standard Minerals Inc.
We have audited the consolidated balance sheets of Royal Standard Minerals Inc. as at January 31, 2006 and 2005 and the consolidated statements of exploration properties, operations and deficit and cash flows for each of the years in the three-year period ended January 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2006 in accordance with Canadian generally accepted accounting principles.
     "McCarney Greenwood LLP"
Toronto, Canada    McCarney Greenwood LLP
     Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 25, 2006, except for Note 15, which is as of May 2, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

     "McCarney Greenwood LLP"
Toronto, Canada    McCarney Greenwood LLP
     Chartered Accountants

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Consolidated Balance Sheets

       January 31,
       2006  2005
Assets
Current assets
     Cash and cash equivalents                   $795,095    $392,697
     Short term investments (market value $436,378)   436,378 -
     Marketable securities (Note 4)             86,124      86,124
     Receivables            1,261   777
     Due from related parties (Note 13)     126,342      62,237
        1,445,200     541,835
Reclamation bond (Note 5)      131,767     131,767
Exploration properties (Note 6)    3,810,519   2,664,127
Equipment (Note 7)     1,258,994      37,735
              $6,646,480  $3,375,464

Liabilities
Current liabilities
     Accounts payable and accrued liabilities   $221,733    $104,087
Asset retirement obligation (Note 6)     131,767     131,767
                353,500     235,854

Shareholders' Equity
Share capital (Note 8)           11,832,670   8,779,261
Shares to be issued (Note 8)      119,325    -
Warrants (Note 8)     1,440,009     584,796
Contributed surplus (Note 9)    2,364,866   1,628,386
Deficit              (9,463,890) (7,852,833)
         6,292,980   3,139,610
               $6,646,480  $3,375,464
____________________________________________________________________________________

Approved by the Board  "Roland M. Larsen" Director  "Kimberly L. Koerner" Director

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Consolidated Statements of Exploration Properties

    Opening Additions   Closing
    Balance (Reductions) Written off Balance
Year ended January 31, 2006
Gold Wedge Project  $1,460,443  $1,176,419 $       -   $2,636,862
Manhattan Project     191,065       1,458  (192,523)  -
Como Project       86,330 21,720  -    108,050
Railroad Project     175,670          -  -    175,670
Pinon Project      600,538     161,747  -    762,285
Fondaway Project      96,028 31,624   -      127,652
Other        54,053     120,891  (174,944)  -
    $2,664,127  $1,513,859  $(367,467) $3,810,519
Year ended January 31, 2005
Gold Wedge Project    $264,119  $1,196,324 $ - $1,460,443
Manhattan Project     172,031 19,034  -    191,065
Como Project      126,124 (5,397)   (34,397)     86,330
Railroad Project     122,732 52,938  -     175,670
Pinon Project        511,043 89,495  -    600,538
Fondaway Project      43,999 52,029  -     96,028
Other        13,396 40,657  -     54,053
    $1,253,444  $1,445,080  $(34,397) $2,664,127

Year ended January 31, 2004
Gold Wedge Project    $181,069 83,050 $ -   $264,119
Manhattan Project     136,556 35,475  -    172,031
Ruby Ridge Project      27,447 10,310   (37,757)  -
Como Project       52,132 73,992  -    126,124
Railroad Project      70,983 51,749  -    122,732
Pinon Project      299,456     211,587  -    511,043
Fondaway Project   - 43,999  -     43,999
Other        13,396     -  -     13,396
      $781,039    $510,162  $(37,757) $1,253,444

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Consolidated Statements of Operations and Deficit

       January 31,
         2006 2005     2004
Expenses
General and administrative (Note 13)     $266,505   $193,287   $269,520
Consulting fees         295,707 213,504    241,103
Stock option compensation (Note 9)      739,006 150,606     40,340
Amortization         191,877   14,921     14,944
        1,493,095 572,318    565,907
Loss before the following    (1,493,095)  (572,318)  (565,907)
Write-off of exploration properties      (367,467) (34,397)   (37,757)
Foreign exchange gain        249,505 131,306     49,038
Net loss before income taxes    (1,611,057)  (475,409)  (554,626)
Income taxes (Note 11)    -    -  -
Net loss     $(1,611,057) $(475,409) $(554,626)
Loss per common share (Note 10)
 Basic          $(0.03)  $(0.01)    $(0.02)
 Diluted          $(0.03)   $(0.01)    $(0.02)

Deficit, at beginning of year   $(7,852,833) $(7,377,424) $(6,822,798)
Net loss      (1,611,057)   (475,409)    (554,626)
Deficit, at end of year    $(9,463,890) $(7,852,833) $(7,377,424)

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Consolidated Statements of Cash Flows
         Year ended January 31,
         2006  2005    2004
Increase (decrease) in cash and cash equivalents
Cash flows from operating activities
Net loss     $(1,611,057)  $(475,409)  $(554,626)
Operating items not involving cash:
 Amortization            191,877      14,921      14,944
 Stock option compensation          739,006     150,606      40,340
 Write-off of bad debt    -        20,950        -
 Write-off of exploration properties      367,467      34,397      37,757
Changes in non-cash working capital:
 Receivables                  (484)       (218)     11,164
 Accounts payable and accrued liabilities    117,646  (2,091)     23,878
Cash flows (used in) operating activities    (195,545)   (325,638)   (502,057)
Cash flows from financing activities
Issue of common shares, net of issue costs     4,025,421   2,065,648     857,319
Due from related parties       (64,105)    (62,237)       -
Cash flows from financing activities    3,961,316   2,003,411     857,319
Cash flows from investing activities
Funds held in trust (Note 3)    -  54,050  -
Short-term investments      (436,378)      -  -
Payment of reclamation bond    -      (131,767) -
Exploration properties    (1,513,859)  (1,397,091)   (434,647)
Purchase of equipment    (1,413,136)        -     (13,913)
Cash flows (used in) investing activities (3,363,373)  (1,474,808)   (448,560)
Cash and cash equivalents
Net increase (decrease)       402,398 202,965     (93,298)
Beginning of year        392,697 189,732     283,030
End of year       $795,095     $392,697    $189,732
____________________________________________________________________________________
Supplemental cash flow information
Cash and cash equivalents consists of:
 Cash      $186,828     $392,697     $189,732
 Term deposits      608,267    -         -
       $795,095     $392,697    $189,732
Interest paid     $     -       $    -    $    -
Income taxes paid    $     -       $    -    $    -
Non-cash financing and investing activity:
 Issue of common shares for exploration
  properties   $     -       $    -    $ -

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
1. The company and operations
Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and silver resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.
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
2. Significant accounting policies
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.
A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 16.
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The significant accounting policies are as follows:
(a)  Principles of consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States companies.
(b)  Cash and cash equivalents
Cash and cash equivalents include cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
2. The company and operations (continued)
(c)  Equipment
Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:
  Exploration equipment  - 25%
  Office equipment - 20%
  Vehicle      - 30%
Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual value or by estimating replacement values. When the carrying amount of equipment exceeds the estimated net recoverable amount, the asset is written down to fair value with a charge to income in the period that such determination is made.
(d)  Exploration properties
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
(e)  Asset retirement obligation
The Company measures the expected costs required to retire its exploration properties at a fair value which approximates the cost a third party would incur in performing the tasks necessary to abandon the field and restore the site.The fair value is recognized in the financial statements at the present value of expected future cash outflows to satisfy the obligation.
Asset retirement costs are depleted using the unit of production method based on estimated reserves and are included with depletion and depreciation expense. The accretion of the liability for the asset retirement obligation is recognized in the statement of operations and deficit.
(f)  Stock-based compensation plans
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

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
2. The company and operations (continued)
(g)  Income taxes
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
(h)  Earnings (loss) per common share
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
(i)  Foreign currency translation
The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.
Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at period end rates of exchange. Other assets and liabilities and share capital  of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations in the current period.
(j)  Marketable securities
Marketable securities are carried at the lower of cost and market.
(k)  Short-term investments
Short-term investments are liquid investments with a maturity greater than three months but less than one year.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
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
The agreement expired without the closing of the $5,000,000 financing facility.  The Company pursued legal action against the Lender in an attempt to recover the funds advanced. On August 31, 2004, the Company recovered $54,050. The unrecoverable amount was charged to 2005 operations.
4. Marketable securities
Marketable securities consist of common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration for precious metals in the United States. Sharpe Resources is considered to be related to the Company because of common management. The market value of the shares at January 31, 2006 was $226,538 (2005 - $96,684, 2004 - did not own the shares).
The shares are carried at the lower of cost and quoted market values.
5. Reclamation bond
The Company has posted a reclamation bond for its Goldwedge Project, as required by the State of Nevada, to secure clean-up costs if the project is abandoned or closed.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
6. Exploration properties
 Nevada Projects
In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode mining claims in Nye, Elko and Lyon Counties, Nevada. Details of the option agreements are as follows:
Project  Required Cash Payments to Optionor Royalty (1) Exercise of          Option
Gold Wedge Commencing in fiscal 2002, $5,000 each   3% NSR  July 2006-$200,000
Nye County in first two years; $10,000 in third year,
  $15,000 in the fourth year and
  $20,000 each in the fifth and sixth years.
Manhattan Commencing in fiscal 2002, $1,000 per   5% NSR August2006-$500,000
Nye County month from August 2001 to August 2002:
  $2,000 per month from
  September 2002 to July 2006.
  This project was discontinued during the year
  all exploration expenditures were written-off.
Fondaway  Commencing in fiscal 2003, $25,000 in   3% NSR  July 2013-$600,000
Canyon  year one, $30,000 in years two and three
Churchill  and $35,000 each of the next seven years.
County
Como  Commencing in fiscal 2003, $25,000 in   4% NSR May 2008-$1,000,000
Lyon  years one and two covering years three
County  and four, $20,000 in year five $25,000
  in year six.
Railroad Commencing in fiscal 2003, $15,000 in  5%NSR August2008-$2,000,000
Elko County the first year and increases by $5,000
  each of the next six years.
(1) NSR - Net Smelter Royalty
Gold Wedge Project
On June 29, 2005 the Company entered into a 5-year purchase option agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 700 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company agrees to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
6. Exploration properties (continued)
The Company has recorded an asset retirement obligation on its Gold Wedge Project, representing the estimated costs of the Company's obligation to restore the Gold Wedge properties to their original condition as required by the State of Nevada regulatory authorities. At the present time, the Company cannot reasonably estimate the fair value of these costs. As such, the Company has recorded an asset retirement obligation in the amount of $131,767, the amount of the reclamation bond posted by the Company with the State of Nevada.
Como Project
On September 15, 2004, the Company granted an option (the "Option") to Sharpe to acquire a 60% interest in the Company's gold project located in Lyon County, Nevada  (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to the Company at a deemed value of $78,125 ($100,000 CDN). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project.
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
During the year, the Company wrote-off $192,523 of exploration expenditures relating to the Manhattan, Nye County project and $174,944 relating to smaller projects that the Company was evaluating. Exploration expenditures written-off during fiscal 2006 amounted to $367,467.
Other Projects
(a)  The Company signed an Exploration and Option Agreement with Metallic Ventures ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada.
The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, the Company will earn a 50% interest in the project.
The Company may terminate the Agreement at any time after spending the initial $20,000 by providing 30 days written notice to Metallic.  When the Company has exercised its option to acquire a 50% interest in the project,  Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis.   Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. The Company will be the operator of the joint venture as long as it has at least a 50% interest in the joint venture.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
7. Equipment
        2006  2005     2004
 Cost
 Exploration equipment  $1,475,201 $62,065    $62,065
 Office equipment      16,936   16,936     16,936
      1,492,137       79,001     79,001
 Accumulated amortization
        Exploration equipment     220,669  34,537     22,321
 Office equipment      12,474   6,729      4,024
        233,143  41,266     26,345
 Net carrying value
 Exploration equipment   1,254,532       27,528     39,744
 Office equipment       4,462  10,207     12,912
                                                                         $1,258,994     $37,735    $52,656

8. Share capital
Authorized
The authorized capital of the Company consists of an unlimited number of common shares without par value.
Common shares issued     Shares  Amount
Outstanding at January 31, 2003    28,141,338 $6,527,565
Shares issued for cash, less issue costs of $266,372     6,000,000    845,292
Warrants valuation             -   (151,276)
Outstanding at January 31, 2004    34,141,338       7,221,581
Shares issued for cash, less issue costs of $360,964     7,395,000  1,486,784
Shares issued to broker as compensation      349,680     91,117
Shares issued on warrant exercise    1,257,500    318,352
Warrant valuation             -   (428,918)
Warrant call              -     90,345
Outstanding at January 31, 2005    43,143,518       8,779,261
Shares issued for cash, less issue costs of $295,750    12,131,000  3,117,705
Shares issued to brokers as compensation     127,000     35,553
Shares issued on the exercise of warrants
   and compensation options                   2,221,060    692,984
Warrant and compensation option exercise - valuation  -    255,491
Exercise of stock options       200,000          64,824
Exercise of stock options - valuation    -           19,433
Warrant valuation      - (1,132,581)
Outstanding at January 31, 2006           57,822,578     $11,832,670
On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of CDN $0.25 per unit for gross proceeds of $268,750 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.30 until February 2, 2005.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
8. Share capital (continued)
On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of CDN $0.35 per unit for gross proceeds of $2,212,000 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.50 until April 15, 2006.
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
The fair value of the common share purchase warrants and agent's warrants issued in fiscal 2005 were estimated using the Black-Scholes pricing model based on the following assumptions:
 (i) Warrants issued on private placement
  Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 12 months. Value assigned to 537,500 warrants is $34,379.
 (ii) Warrants issued on private placement
  Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 3,160,000 warrants is $374,270.
 (iii) Agent's warrants
  Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 1,438,840 compensation warrants is $170,416.
On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares without par value.
During fiscal 2004, the Company completed a private placement financing of CDN $1,500,000 with Octagon Capital Corporation. The terms of the financing included the issuance of 6,000,000 units of the Company at a price of CDN $0.25 per unit for gross proceeds of CDN $1,500,000. Each unit consists of one common share and one half common share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of CDN $0.30 per share for a period of 24 months from the date of closing. The warrants are non-callable by the Company during the first 12 months from the closing date. During the second 12 months, the warrants may be called at the discretion of the Company if the average closing price for the shares on the TSX.V for any consecutive twenty day trading period is greater than or equal to CDN $0.375. In such circumstances, the Company may exercise its call in respect of the warrants by paying holders of the warrants CDN $0.0001 per warrant. An additional 600,000 warrants with an exercise price of $0.30 per share for a period of 24 months were granted to the broker. On July 18,2004 the Company announced a warrant call with respect to outstanding warrants at CDN $0.0001 per warrant. 2,150,000 warrants were cancelled as a result of the warrant call.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
8. Share capital (continued)
During the 2004 fiscal year $151,276 was recorded as warrants and charged against share capital. For purposes of the 3,600,000 warrants granted in 2004, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 24 months.
On March 31, 2005, the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN).  Each unit consists of one common share and one-half common share purchase warrant ("warrant"). Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until March 31, 2007.
Canaccord Capital Corporation ("Canaccord"), the agent acting for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants, each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007.
A second round of the financing was completed on April 26, 2005. 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 26, 2007.
Haywood Securities Inc. ("Haywood") and Canaccord (the "Agents") acted as agents in this round of financing. As partial compensation for their services, the Agents received 45,000 common shares and 247,500 warrants, each warrant entitled the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.
On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant.  Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.
On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until May 5, 2007.
The fair value of the common share purchase warrants and agent warrants were estimated using the Black-Scholes pricing model  based on the following assumptions:
 (i) Warrants issued on private placement - 8,750,000 units
  Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.22% and an expected life of 24 months. Value assigned to 4,375,000 warrants is $625,723.
 (ii) Warrants issued on private placement - 1,500,000 units
  Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 750,000 warrants is $104,183.
 (iii) Warrants issued on private placement - 50,000 units
  Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 25,000 warrants is $3,436.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
8. Share capital (continued)
 (iv) Warrants issued on private placement - 1,831,000 units
  Dividend yield 0%, expected volatility 150%, risk - free interest rate 3.02% and an expected life of 24 months. Value assigned to 915,500 warrants is $171,279.
 (v) Agent warrants - 8,750,000 units
  Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.22% and an expected life of 24 months. Value assigned to 1,353,500 agent warrants is $193,580.
 (vi) Agent warrants - 1,500,000 units
  Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 247,500 agent warrants is $34,380.
Warrants
The following table reflects the fair value of share purchase warrants and broker's warrants currently outstanding:
 Expiry  Price ($) CDN Number  Value ($)
April 15, 2006  0.50  3,551,780 420,672
March 31, 2007  0.50  5,383,500 769,960
April 26, 2007  0.50    638,500  88,694
April 29, 2007  0.50     25,000   3,436
May 5, 2007  0.50    840,500 157,247
           10,439,280     1,440,009

Shares to be issued
As at January 31, 2006, the Company received $119,325 for the exercise of 238,650 warrants and agents warrants at a price of $0.50 CDN. These shares were issued by February 28, 2006.
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

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
9. Common share options (continued)
The following table reflects the continuity of stock options:
     Number of           Weighted Average
     Stock Options             Exercise Price
       2006  2005   2004   2006  2005 2004
Outstanding at beginning of year 4,185,000  3,410,000  3,090,000 $0.28  $0.26 $0.18
Granted during year   2,380,000    775,000    320,000  0.49   0.36  0.265
Exercised during year    (200,000)   -      -   0.38    -   -
Cancelled or expired during year  (695,000)   -      -   0.24    -   -
Outstanding at end of year  5,670,000  4,185,000  3,410,000  0.33   0.28  0.26
Exercise prices are in Canadian dollars.
The following table reflects the stock options outstanding and exercisable as at January 31, 2006:
     Weighted
     average  Options
     remaining outstanding
  Exercise price  contractual and         Black-Scholes
Expiry date      CDN ($)  life  exercisable   Value ($)
May 25, 2006  0.17  0.32 years 880,000       $     -
April 25, 2007  0.26  1.23  960,000      -
May 13, 2007  0.40  1.28  555,000      -
December 12, 2008 0.265  2.86  220,000  40,340
May 4, 2009  0.36  3.26  675,000        127,386
April 13, 2010  0.39  4.20       1,000,000        297,528
May 16, 2010  0.29  4.29       1,080,000        232,098
January 20, 2011 0.87  4.97  300,000        209,380
   0.33  2.70       5,670,000       $906,732

On May 4, 2004, 775,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $110,438 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.5%; estimated life, 5 years and volatility, 55%.
On April 13, 2005, 1,000,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $297,528 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.70%; estimated life, 5 years and volatility, 166.65%.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
9. Common share options (continued)
On May 16, 2005, 1,080,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $232,098 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.56%; estimated life, 5 years and volatility, 166.63%.
On January 20, 2006, 300,000 stock options were granted to directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $209,380 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.89%; estimated life, 5 years and volatility, 155.46%.
The following table reflects the continuity of contributed surplus:
      Amount
Balance, January 31, 2003  $ 1,425,413
Options granted        52,367
Balance, January 31, 2004   1,477,780
Options granted       150,606
Balance, January 31, 2005   1,628,386
Expired warrants       16,907
Options granted                     739,006
Options exercised             (19,433)
Balance, January 31, 2006  $ 2,364,866

10. Per share amounts
The following table sets forth the computation of basic and diluted loss per share:
        2006      2005          2004
Numerator:
   Loss for the year   $(1,611,057)   $(475,409) $(554,626)
   Numerator for basic and diluted
     loss per share               (1,611,057)   $(475,409) $(554,626)
Denominator:
   Average number of common
     share outstanding    53,907,094   41,090,912       31,330,379
   Denominator for basic and diluted
     loss per share           53,907,094   41,090,912       31,330,379
Basic and diluted loss per share $  (0.03) $(0.01)  $(0.02)

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
10. Per share amounts (continued)
The stock options and common share purchase warrants were not included in the computation of diluted loss per share on January 31, 2006, 2005 and 2004 as their inclusion would be anti-dilutive.
11. Income taxes
The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations:
      2006      2005   2004
Net loss before income taxes reflected
   in consolidated statements of operation  $(1,611,057)   $(475,409)   $(554,626)
Expected income tax (recovery)         (581,914)    (174,095)    (203,104)
Write-off of exploration properties  132,729       12,596       13,827
Deductible share issue costs                    (81,049)     (40,612)          -
Stock option compensation expense  266,929       54,399       40,340
Amortization                           69,306        5,464        5,472
Unrealized foreign exchange (gain)  (90,121)     (48,084)     (17,958)
Taxable benefits not recognized          284,120      190,332      161,423
Income tax (recovery) expense             $        -    $   - $      -
The following table reflects future tax assets at January 31, 2006, 2005 and 2004:
            2006         2005 2004
Unclaimed non-capital losses        $1,161,069    $957,000 $917,954
Unclaimed capital losses            16,421      15,184      14,353
Excess of undepreciated capital cost allowance
   over carrying value of capital assets  118,216      20,712   13,191
Excess of unclaimed resource pools over
   carrying value of exploration properties  834,748     453,543     435,400
Unclaimed share issue costs    261,945     116,362  114,848
            2,392,399   1,562,801   1,495,746
Valuation allowance         (2,392,399) (1,562,801) (1,495,746)
           $       -   $ - $     -

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
11. Income taxes (continued)
At January 31, 2006, the Company had unclaimed Canadian and foreign resource pools of $5,899,000 unclaimed share issue costs of $725,200 and unclaimed non-capital losses carried forward of $3,214,600 non-capital losses will expire as follows:
  2007   $ 219,900
  2008    215,900
  2009    293,000
  2010    566,400
  2011    618,300
  2015    552,600
  2016    748,500
     $     3,214,600
At January 31, 2006 the Company's United States subsidiaries had unclaimed resource pools of $2,395,000 and unclaimed non-capital losses carried forward of $1,665,000. None of these losses expire in the next two years.
12. Financial instruments
At January 31, 2006 the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe, receivables and payables and accruals. The Company estimates that the fair value of these financial assets and liabilities approximates their carrying values due to their short term nature.

Common shares of Sharpe's fair value is disclosed in Note 4.
It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.
13. Related party transactions
      2006    2005      2004
Due from (to) related parties:
  The President and Director of the Company $18,049   $11,095   $9,953
  Sharpe                           108,293    51,142  (17,506)
            $126,342   $62,237  $(7,553)
Sharpe is related to the Company because of common management. This advance is non-interest bearing and have no set terms of repayment.
14. Comparative figures
Certain comparative figures have been reclassified to conform with the current year's presentation.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
15. Subsequent events
  (a) On April 27, 2006 the Company announced it had completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrants is exercisable at $1.75 CDN into one common share of the Company for a period of 2 years from the date of closing.
The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 638%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $6,643,382 ($7,461,182 CDN).
A cash finder’s fee of 6% or $797,206 ($895,342 CDN) was paid to certain registered brokers and this will be applied to the cost of issue.
  (b) On May 2, 2006 the Company granted 3,140,000 common share stock options to certain directors and a consultant. The options are exercisable at $1.44 CDN for a period of 5 years. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 859%, risk-free interest rate of 4.36% and an expected life of 5 years. The value assigned to the options is $4,086,399 ($4,521,600 CDN).

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
16. Differences between Canadian GAAP and US GAAP
The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:
The Company is in the process of exploring its exploration costs and has not yet determined whether these properties contain ore reserves.  Accordingly, under US GAAP, the Company would be characterized as a "development stage enterprise".
Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred.  Had the Company's consolidated balance sheets as at January 31, 2006 and 2005 been prepared using US GAAP, such balance sheets would be presented as follows:
      2006  2005
Assets
Current
   Cash and cash equivalents  $ 795,095 $ 392,697
   Short-term investments   436,378       -
   Available for sale securities  226,537   86,124
   Receivables                     1,261      777
   Due from related parties   126,342   62,237
           1,585,613         541,835
Equipment                 1,258,994          37,735
Mining properties - acquisition costs  187,415       -
Mine development           445,529       -
     $     3,477,551 $       579,570
Liabilities
Current
   Payables and accruals  $ 221,733 $       104,087
Asset retirement obligation   131,767         131,767
      353,500         235,854
Shareholders' Equity
Capital stock         11,251,645       8,198,236
Shares to be issued           119,325       -
Warrants          1,440,009         584,796
Additional paid-in capital        2,218,739       1,482,259
   Cumulative foreign currency
     translation adjustments                 296,398          46,893
   Cumulative adjustments to
     marketable securities                     (266,692)       (407,105)
   Deficit accumulated during
     the development stage                  (11,935,373)     (9,561,363)
           3,124,051         343,716
             $    3,477,551 $       579,570
Under US GAAP, development stage enterprises are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI because immediately after the acquisition,

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
16.Differences between Canadian GAAP and US GAAP (continued)
the former shareholders of SRI owned approximately 94% of the then outstanding shares of the Company. In addition, US GAAP requires the presentation of a statement of comprehensive income, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.
The cumulative-from-inception statements of operations and comprehensive income (loss), cash flows and changes in shareholder's equity under US GAAP are as follows:
Statements of Operations and Comprehensive Income (Loss):
         Cumulative
         from inception 2006         2005     2004
Expenses
General and administrative   $ 2,053,601  $   266,505 $   193,287   $   269,520
Consulting fees           897,262      295,707       213,504       241,103
Stock option compensation        929,952      739,006       150,606        40,340
General exploration            7,812,567      880,915     1,654,971       510,161
Depreciation                     230,505      191,877        14,921        14,944
             11,923,887    2,374,010     2,227,289     1,076,068
Loss before the following    (11,923,887)  (2,374,010)   (2,227,289)   (1,076,068)
Recovery of (write down of)
   advances to related company   (75,506)          -             -             -
Gain on disposal of marketable
   securities                     47,988           -             -             -
Interest income            18,614           -             -             -
Repayment of interest   (67,117)          -             -             -
Gain on sale of 60% interest in
   exploration property    78,124           -         78,124            -
Net loss before income taxes (11,921,784)  (2,374,010)   (2,149,165)   (1,076,068)
Income taxes                -            -             -             -
Net loss             $(11,921,784) $(2,374,010)  $(2,149,165)  $(1,076,068)
Comprehensive income items:
   Foreign currency translation
     gains            296,398      249,505       131,306        49,038
   Recovery of (write down) of
     marketable securities      (266,692)     140,412            -             -
Comprehensive loss          $(11,892,078) $(1,984,093)  $(2,017,859)  $(1,027,030)
Net loss per common share
      Basic                         $(0.04)       $(0.05)       $(0.03)
      Diluted           $(0.04)       $(0.05)       $(0.03)
Comprehensive loss per common share
      Basic                         $(0.04)       $(0.05)       $(0.03)
      Diluted                         $(0.04)       $(0.05)       $(0.03)

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
16. Differences between Canadian GAAP and US GAAP (continued)
Statements of Changes in Shareholders' Equity:
The changes in common stock since the Company's inception as required by US GAAP are as follows:
      Common Stock  Amount
      Price Per Under
     Shares Share US GAAP
Issued to former shareholders of SRI      8,154,614   $ 0.16 $ 1,318,566
Held by other shareholders       488,041 0.96     467,467
Outstanding at June 26, 1996    8,642,655      -         1,786,033
Issued for exploration properties    1,400,000 0.48       667,204
Issued for services               200,000 0.63        126,465
Issued on cash on exercise of warrant      580,577      0.62      361,823
Issued for cash                       500,000 0.66        329,936
Outstanding at January 31, 1997   11,323,232      -         3,271,461
Issued for exploration properties           200,000      0.67        134,250
Flow-through shares issued for cash         300,000      0.72        216,763
Issued for cash, less issue costs of $481,480    7,228,066 0.29      2,129,061
Issued for services                      70,000 0.83         58,125
Outstanding at January 31, 1998          19,121,298      -         5,809,660
Share issue costs                          - -      (5,919)
Outstanding at January 31, 1999          19,121,298      -         5,803,741
Issued for cash, less issue costs of $4,092        951,494 0.06         61,578
Outstanding at January 31, 2000          20,072,792      -         5,865,319
Issued for cash, less issue costs of $54,246     3,043,667 0.12        377,614
Outstanding at January 31, 2001          23,116,459      -         6,242,933
Issued for cash on exercise of warrants     951,494      0.13        123,052
Cancellation of shares held in escrow  (4,836,615) 0.26     (1,279,287)
Outstanding at January 31, 2002          19,231,338      -         5,086,698
Issued for cash, less issue cost of $55,258      7,000,000 0.09        600,427
Issued for cash, on exercise of stock options      910,000 0.10         88,290
Issued in exchange for exploration properties  1,000,000 0.17        171,125
Outstanding at January 31, 2003   28,141,338      -         5,946,540
Issued for cash, less issue cost of $266,372   6,000,000 0.12        845,292
Warrants valuation            - -    (151,276)
Outstanding at January 31, 2004          34,141,338      -         6,640,556
Issued for cash, less issue cost of $360,964     7,395,000 0.22      1,486,784
Issued to broker as compensation     349,680      0.26         91,117
Issued on warrant exercise           1,257,500      0.21        318,352
Warrant valuation                          - -    (428,918)
Warrant call                                  - -            90,345
Outstanding at January 31, 2005          43,143,518      -         8,198,236
Issued for cash, less issue cost of $295,750 12,131,000 0.35      3,117,705
Issued to broker as compensation     127,000      0.35         35,553
Issued on warrant and compensation
   option exercise                               2,221,060 0.50        692,984
Warrant call                                  - -           255,491
Warrant valuation                          - -        (1,132,581)
Issued on stock option exercise             200,000 0.38         64,824
Stock option valuation                          - -            19,433
Outstanding at January 31, 2006          57,822,578   $  - $11,251,645

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
16. Differences between Canadian GAAP and US GAAP (continued)
Other changes in shareholders' equity are presented as follows:
        Cumulative            Deficit
        foreign    Cumulative  accumulated
          Additional currency   adjustments during the
          paid in translation to marketable development
       Warrants  capital   adjustments securities     stage
Balance, February 1, 2001    $  -     $1,279,286 $(151,939) $(379,105)  $(5,492,828)
Comprehensive (loss) income     -           -       (1,424)    11,000       222,374
Balance, January 31, 2002       -      1,279,286  (153,363)  (368,105)   (5,270,454)
Comprehensive (loss) income     -           -     19,912    (39,000)   (1,065,676)
Balance, January 31, 2003       -      1,279,286  (133,451)  (407,105)   (6,336,130)
Issue of warrants, fair value 151,276       -         -          -   -
Stock options           -   52,367        -    -             -
Comprehensive (loss) income     -           -       49,038         -     (1,076,068)
Balance, January 31, 2004     151,276  1,331,653   (84,413)  (407,105)   (7,412,198) Warrant exercise, fair value  (55,200)      -           -          -             - Issue of warrants, fair value 579,065       -           -          -             - Warrant call        (90,345)      -           -          -   - Stock options           - 150,606  -    -             - Comprehensive (loss) income     -      -      131,306         - (2,149,165) Balance, January 31, 2005     584,796 1,482,259     46,893   (407,105)  (9,561,363)
Warrant exercise, fair value (255,941)      -           -    -   -
Issue of warrants, fair value 1,132,581     -  -    -   -
Warrant expiry, fair value    (21,427)      -  -    -   -
Stock options           - 739,006  -    -   -
Stock option exercise,
   fair value          - (19,433) -          -   -
Stock options expired,
   fair value          -        16,907  -    -          -
Comprehensive (loss) income     -         -     249,505    140,413 (2,374,010)
Balance, January 31, 2006  $1,440,009 $2,218,739  $296,398  $(266,692)$(11,935,373)

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
16. Differences between Canadian GAAP and US GAAP (continued)
Statement of Cash Flows:
    Cumulative
    from
    Inception 2006           2005     2004
Operating activities
Net loss               $(11,921,784)  $(2,374,010)  $(2,149,165) $(1,076,068)
Depreciation             230,505       191,877        14,921       14,944
Stock option compensation          929,952       739,006       150,606       40,340
Foreign currency translation
   adjustments             296,398       249,505       131,306       49,038
Expenses settled by the issue
   of common shares      184,610            -             -            -
Exploration expenditures settled
   by the issue of common shares 2,277,918            -             -            -
Gain on disposal of marketable
   securities             (47,988)           -             -            -
Write down of advances to related
   company             554,846            -             -            -
Increase in asset retirement
   obligation             131,767            -        131,767           -
Decrease (increase) in receivables (63,498)         (484)      (62,455)      11,164
Increase in advances to related
   company            (618,951)      (64,105)           -            -
Increase (decrease) in payables
   and accruals             221,733       117,646        (2,091)      23,878
    (7,824,492)   (1,140,565)   (1,785,111)    (936,704)
Financing activities
Issue of common shares, net of
   issue costs          11,623,645     4,025,421     1,991,200      857,319
Investing activities
Increase in short-term investments(436,378)     (436,378)           -            -
Increase in funds held in trust  -        -  75,000    -
Purchase of equipment  (1,489,500)   (1,413,136)           -       (13,913)
Acquisition of mineral rights     (187,415)     (187,415)           -            -
Mine development costs    (445,529)     (445,529)           -            -
Purchase of marketable securities(1,136,100)          -        (78,124)          -
Proceeds on disposal of marketable
   securities             690,864            -             -            -
    (3,004,058)   (2,482,458) (3,124)     (13,913)
Cash and cash equivalents
Net increase (decrease)     795,095       402,398       202,965      (93,298)
Beginning of period          -        392,697       189,732      283,030
End of period                   $795,095      $795,095      $392,697     $189,732

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
16. Differences between Canadian GAAP and US GAAP (continued)
Recent US GAAP accounting pronouncements--
In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate its variable interest entities. In December 2003, the FASB issued modifications to FIN 46, resulting in multiple effective dates based on the nature and creation date of the VIE. The Company has determined that it does not have any VIE's which will require consolidation for US GAAP purposes.
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
In March 2004, the FASB ratified a consensus reached by the Emerging Issues Task Force (“EITF”) on Issue No. 4-2 entitled “Whether Mineral Rights are Tangible or Intangible Assets.”  This consensus requires that costs to acquire mineral rights (defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits) as tangible assets.  This consensus was effective for years beginning after March 2004 and has been applied in the January 31, 2006 balance sheet.  Prior to the adoption of this consensus, the Company accounted for mineral rights costs with exploration costs as expense when incurred.
In March 2005, the FASB ratified a consensus reached by the EITF on Issue No. 4-6 entitled “Accounting for Stripping Costs Incurred during Production in the Mining Industry.”  This consensus affects the accounting for costs of removing overburden and waste materials during the production phase of a mine.  The consensus requires that stripping costs are to be accounted for as variable production costs and charged to operations during the period that the stripping costs are incurred.  This consensus is required to be adopted in the fiscal year ending January 31, 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Royal Standard Minerals Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance in the year ended January 31, 2006. The MD&A was prepared as of May 19, 2006 and should be read in conjunction with the audited annual financial statements for the year ended January 31, 2006 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Nevada, with projects in Nye, Elko, Churchill and Lyon Counties, Nevada. The Corporation's common shares are listed on the TSX Venture Exchange symbol RSM and on the US OTC:BB symbol RYSMF.

The Gold Wedge project can be considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was the major focus of the Company in fiscal 2006 and will continue to be its focus in fiscal 2007.

The Corporation has been evaluating other investment opportunities in Nevada as part of an effort to improve upon the Corporation's production capacity. Capital for the development of the current controlled projects and future acquisitions is envisioned to come from equity and debt financing.

Results of Operations

The net loss for the year ending January 31, 2006 was $1,611,057 as compared to $475,409 for the year ending January 31, 2005 a difference of $1,135,648. The majority of this difference is a result of stock-option compensation which increased from $150,606 in 2005 to $739,006 in 2006. During fiscal 2006 2,380,000 options were granted to employees and directors of the company, 200,000 were exercised and 695,000 were cancelled or expired (see note 9 of the January 31, 2006 audited financial statements for details).

Also contributing to the increased loss were write-offs of exploration properties totaling $367,467. During the year the Company wrote-off $192,523 of exploration expenditures relating to the Manhattan, Nye County project and $174,944 relating to smaller projects that the Company was evaluating.

General and Administrative expenses increased from $193,287 for the year ending January 31, 2005 to $266,505 for the year ending January 31, 2006. Consulting fees increased from $213,504 for the year ending January 31, 2005 to $295,707 for the year ending January 31, 2006. These increases are a direct result of increased activity on the Company's mineral projects.

The Corporation owns 100% interest in five (5) projects in four (4) gold-silver districts in Nevada. These projects include the Gold Wedge, Nye County, Pinon and Railroad Projects, Elko County, Fondaway Canyon, Churchill County and Como, Lyon County, Nevada.

Gold Wedge Project

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). RSM has commenced the mining program which includes mining of the defined mineralized zones concurrently with the second phase of decline development. The program focuses upon drifting within the eastern most gold mineralized zone accessed during the 2004 decline construction. An initial bulk sampling program has begun and the surface facilities to process this material is currently under final construction. Surface infrastructure at Goldwedge includes primary and secondary crushing facilities and the gold recovery system. The plant containment building has been completed. In addition, a heap leach pad, silt and fresh water ponds have been completed.

On June 29, 2005 the Company entered into a 5-year purchase option agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 700 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company agrees to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 - there are no royalties.

Pinon-Railroad Project

The Company has also developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by fiscal year-end 2007. A second objective is to complete feasibility studies for the Pinon/Railroad near surface oxide deposits.

Other Projects

The Company signed an Exploration and Option Agreement with Metallic Ventures ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada. The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, the Company will earn a 50% interest in the project. The Company may terminate the Agreement at any time after spending the initial $20,000 by providing 30 days written notice to Metallic. When the Company has exercised its option to acquire a 50% interest in the project, Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis. Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. The Company will be the operator of the joint venture as long as it has at least a 50% interest in the joint venture.

Liquidity and Capital Resources

The Corporation's cash balance as of January 31, 2006 was $795,095 compared to $392,697 at January 31, 2005. The Company also had $436,378 (market value) in short term investments at January 31, 2006 compared to $0 in 2005. The increases are attributable to the private placement offerings completed during the first two quarters of 2005.

On March 31, 2005 the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN until March 31, 2007.

In addition, Canaccord Capital Corporation, the agent for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants, each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007.

A second round of the financing was completed on April 26, 2005. 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 26, 2007.

Haywood Securities Inc. ("Haywood") and Canaccord (the "Agents") acted as agents in this round of financing. As partial compensation for their services, the Agents received 45,000 common shares and 247,500 warrants, each warrant entitling the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until May 5, 2007.

Current assets as at January 31, 2006 were $1,445,200. Total assets as at January 31, 2006 were $6,646,480 as compared to $3,375,464 at January 31, 2005. This represents an increase of $3,271,016 due to the increased financing activity. Exploration properties at January 31, 2006 were $3,810,519 compared to $2,664,127 at January 31, 2005. This represents an increase of $1,146,392 resulting from continued construction at the Gold Wedge Project.

Current liabilities as at January 31, 2006 were $221,733 compared to $104,087 at January 31, 2005, and represent current trade payables.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 57,822,578 are outstanding as at January 31, 2006. As at January 31, 2006 the Corporation had outstanding options to purchase 5,670,000 common shares with exercise prices from $0.17-0.87CDN per share and expiration dates ranging from May 2006 to January 2011. The Corporation had 10,439,280 Warrants outstanding as of January 31, 2006. (See notes 8 & 9 of the Company's January 31, 2006 audited financial statements for details.)

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	January 31
	2006	2005	2004
Statement of Operations
Revenue	$0	$0	$0
Administrative Expenses	$1,493,095	$572,318	$565,907
Net loss for the year	$(1,611,057)	$(475,409)	$(554,626)
Deficit, beginning of year	$(7,852,833)	$(7,377,424)	$(6,822,798)
Deficit, end of year	$(9,463,890)	$(7,852,833)	$(7,377,424)
Earnings (loss) per common share basic and diluted	$(0.03)	$(0.01)	$(0.02)

Balance Sheet	2005	2005	2004
Current Assets	$1,445,200	$541,835	$273,291
Interest in Mineral Properties and Related Deferred Exploration Costs	$3,810,519	$2,664,127	$1,253,444
Equipment	$1,258,994	$37,735	$52,656
Current Liabilities	($221,733)	($104,087)	($106,178)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos Ended January 31, 2006	3 Mos Ended October 31, 2005	3Mos. Ended July 31, 2005	3 Mos. Ended April 30, 2005	3 Mos Ended January 31, 2005	3 Mos Ended October 31, 2004	3 Mos. Ended July 31, 2004	3 Mos. Ended April 30, 2004
Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses	($601,892)	($368,642)	($298,257)	($342,266)	($264,345)	73,957	($167,079)	($117,942)
Net Income (Loss)	($601,892)	($368,642)	($298,257)	($342,266)	($264,345)	73,957	($167,079)	($117,942)
Net Income (Loss) per Common share basic and diluted	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	0.00	(0.00)	(0.00)

Exploration Properties

The following table reflects the exploration properties and expenditures during the year ended January 31, 2006.

	Opening Balance January 31, 2005	Additions (See details below)	Write-Offs	Ending Balance January 31, 2006
Gold Wedge Project	$1,460,443	$1,176,419	$0	$2,636,862
Manhattan Project	191,065	1,458	(192,523)	0
Como Project	86,330	21,720	0	108,050
Railroad Project	175,670	0	0	175,670
Pinon Project	600,538	161,747	0	762,285
Fondaway Project	96,028	31,624	0	127,652
Other	54,053	120,891	(174,944)	0
	$2,664,127	$1,513,859	($367,467)	$3,810,519

Detail of Mineral Property Additions

Gold Wedge Project
Opening balance	$1,460,443
Construction	445,529
Supplies	150,791
Consulting fees	81,122
Drilling	78,789
Salaries	67,132
Travel	66,152
Option payment	47,627
Acquisition costs	69,763
General exploration	169,514
Total Gold Wedge Project	2,636,862

Manhattan Project
Opening balance	191,065
General exploration	1,458
Written-off	(192,523)
Total Manhattan Project	0

Como Project
Opening balance	86,330
General exploration	21,720
Total Como Project	108,050

Railroad Project
Opening balance	175,670
Total Railroad Project	175,670

Pinon Project
Opening balance	600,538
Drilling	74,586
Option payment	38,401
Geologists	25,009
Consulting fees	19,537
Travel	801
General exploration	3,413
Total Pinon Project	762,285

Fondaway Project
Opening balance	96,028
Option payment	31,624
Total Fondaway Project	127,652

Other
Opening balance	54,053
Drilling	59,514
General exploration	61,377
Written-off	(174,944)
Total Other	0

TOTAL	$3,810,519

Equipment	2006	2005	2004
Cost
Exploration equipment	$1,475,201	$62,065	$62,065
Office equipment	16,936	16,936	16,936
	1,492,137	79,001	79,001

Accumulated amortization
Exploration equipment	220,669	34,537	22,321
Office equipment	12,474	6,729	4,024
	233,143	41,266	26,345

Net carrying value
Exploration equipment	1,254,532	27,528	39,744
Office equipment	4,462	10,207	12,912
	$1,258,994	$37,735	$52,656

Transactions with Related Parties

1. Following is a summary of transactions of the Corporation with Sharpe Resources Corporation during the financial year ended January 31, 2006. Sharpe Resources is considered to be related to the Company because of common management.

  Market shares in the amount of $86,124 consist of shares of Sharpe Resources Corporation a publicly held Canadian company engaged in the exploration for and production of petroleum and natural gas properties in the United States. The market value of the shares at January 31, 2006 was $226,538 (2005 - $96,684, 2004 - did not own the shares).
  At January 31, 2006, $108,293 is owed to Sharpe Resources.
  The amount of $18,049 is a receivable from the President and Director of the Company.

Subsequent Events

(a) On April 27, 2006 the Company announced it had completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrants is exercisable at $1.75 CDN into one common share of the Company for a period of 2 years from the date of closing. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 638%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $6,643,382 ($7,461,182 CDN). A cash finder's fee of 6% or $797,206 ($895,342 CDN) was paid to certain registered brokers and this will be applied to the cost of issue.

(b) On May 2, 2006 the Company granted 3,140,000 common share stock options to certain directors and a consultant. The options are exercisable at $1.44 CDN for a period of 5 years. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 859%, risk-free interest rate of 4.36% and an expected life of 5 years. The value assigned to the options is $4,086,399 ($4,521,600 CDN).

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

Risk and Uncertainties

At the present time, the Corporation's viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation's ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

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

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.royal-standard.com.

\s\ Roland M. Larsen
Roland M. Larsen
President
Heathsville, VA

May 22, 2006

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROYAL STANDARD MINERALS INC.
(Registant)
/s/ Roland M. Larsen
Roland M. Larsen, President & CEO

Date: July 25, 2006

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

CERTIFICATIONS

I, Roland M. Larsen, certify that:

  2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; 3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared: b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and d. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: July 25, 2006

\s\ Roland M. Larsen
Roland M. Larsen
President & CEO

CERTIFICATIONS

I, Kimberly L. Koerner, certify that:

1. I have reviewed this annual report on Form 20-F of Royal Standard Minerals Inc.; 2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; 3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared: (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: July 25, 2006

\s\ Kimberly L. Koerner
Kimberly L. Koerner
Director & Treasurer

Royal Standard Minerals Inc.
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Royal Standard Minerals Inc. ("the Company"), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending January 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and 2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Roland M. Larsen
Roland M. Larsen
Chief Executive Officer

July 25, 2006

Royal Standard Minerals Inc.
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Kimberly L. Koerner, Director of Royal Standard Minerals Inc. ("the Company"), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending January 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and 2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kimberly L. Koerner
Kimberly L. Koerner
Director

July 25, 2006