Form 20-F
ROYAL STANDARD MINERALS INC
filed 2007-07-30
CIK 1027162

OMB APPROVAL
OMB Number: 3235-0288
	UNITED STATES	Expires: September 30, 2007
	SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
	Washington, D.C. 20549	Hours per response: 2631.00
FORM 20-F
(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE X__

ACT OF 1934 For the fiscal year ended January 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report__________________ For the transition period from to

Commission file number 0-28980

ROYAL STANDARD MINERALS INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

CANADA

(Jurisdiction of incorporation or organization)

3258 MOB NECK ROAD HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 78,275,275 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

______Yes __X___No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934.

__X__Yes ____No Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

______Yes __X___No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check Below)

Large accelerated filer _____ Accelerated filer _____ Non-accelerated filer __X___

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

______Yes _____No

PART I
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	9
A.	History and development of the company	9
B.	Business overview	9
C.	Organizational structure	16
D.	Property, plants and equipment	16
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	16
A.	Operating results	16
B.	Liquidity and capital resources	21
C.	Research and development, patents and licenses, etc.	24
D.	Trend information	24
E.	Off balance sheet arrangements	25
F.	Tabular disclosures of contractual obligations	25
G.	Safe harbor	25
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	25
A.	Directors and senior management	25
B.	Compensation	28
C.	Board practices	31
D.	Employees	36
E.	Share ownership	36
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	36
A.	Major shareholders	36
B.	Related party transactions	37
C.	Interests of experts and counsel	37
ITEM 8	FINANCIAL INFORMATION	37
A.	Consolidated statements and other financial information	37
B.	Significant changes	37
ITEM 9	THE OFFER AND LISTING	38
A.	Offer and listing details	38
B.	Plan of distribution	40
C.	Markets	40
D.	Selling shareholders	41
E.	Dilution	41
F.	Expenses of the issue	41
ITEM 10	ADDITIONAL INFORMATION	41
A.	Share capital	41
B.	Memorandum and articles of association	41
C.	Material contracts	41
D.	Exchange controls	42
E.	Taxation	44
F.	Dividends and paying agents	45
G.	Statement by experts	45
H.	Documents on display	45
I.	Subsidiary information	45
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	46

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2007, 2006, 2005, 2004 and 2003. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States Companies.

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

2007		2006	2005	2004	2003
Statement of Operations
Revenue	$0	$0	$0	$0	$0
Interest Income	$391,420	$0	$0	$0	$0
Expenses	($5,441,870)	($1,493,095)	($572,318)	($565,907)	($330,598)
Net loss for the year	($5,431,480)	($1,611,057)	($475,409)	($554,626)	($416,803)
Deficit, beginning of year	($9,463,890)	($7,852,833)	($7,377,424)	($6,822,798)	($6,405,995)
Deficit, end of year	($14,895,370)	($9,463,890)	($7,852,833)	($7,377,424)	($6,822,798)
Loss per common share:
Basic	($0.07)	($0.03)	($0.01)	($0.02)	($0.02)
Diluted	($0.07)	($0.03)	($0.01)	($0.02)	($0.02)
Weighted Average Shares Outstanding	73,771,233	53,907,094	41,090,912	31,330,379	25,537,033
Balance Sheet		Year Ended January 31
	2007	2006	2005	2004	2003
Current Assets	$10,438,324	$1,445,200	$541,835	$273,291	$377,753
Exploration Properties	$7,788,107	$3,810,519	$2,664,127	$1,253,444	$781,039
Equipment, net	$2,056,392	$1,258,994	$37,735	$52,656	$53,688
Total Assets	$20,464,590	$6,646,480	$3,237,383	$1,579,.391	$1,212,480
Current Liabilities	$202,157	$221,733	$104,087	$106,178	$82,300
Net Assets	$20,080,666	$6,292,080	$3,133,296	$1,473,213	$1,130,180

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

Year Ended December 31,

2002 2003 2004 2005 2006 High for the period .8532 .7738 .8493 .8689 ..9148

Low for the period .7992 .6329 .7196 .7871 .8475

)

Average rate for the period(1.8308 .7186 .7716 .8253 .8821

Rate at end of period .8358 .7738 .8308 .8577 .8581

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

History of Losses

At January 31, 2007, the Company had an accumulated deficit of U.S. $14,895,370. There can be no assurance that the Company will ever achieve revenues from operations or that its operations will ever be profitable.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of January 31, 2007, the Company had outstanding options and warrants to purchase an aggregate of 19,045,783 Common Shares. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

Dividends

The Company does not anticipate paying dividends in the foreseeable future.

Item 4. Information on the Company

A. History and development of the company.

Royal Standard Minerals Inc. herein referred to as "Royal Standard" or the “Company”, was incorporated pursuant to the laws of Canada by articles of incorporation dated December 10, 1986 under its former name, Ressources Minieres Platinor Inc. (“Ressources”). On April 30, 1996, Royal Standard shareholders approved the acquisition of all the issued and outstanding shares of Southeastern Resources, Inc. (“Southeastern”) in a reverse take-over transaction. Pursuant to this transaction, articles of amendment were filed effective May 14, 1996, pursuant to which the name of Royal Standard was changed to its current form of name and its shares issued and outstanding at that time were consolidated on a 7.5:1 basis. On June 28, 1996, the Common Shares commenced trading on the Montreal Exchange. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange symbol RSM. The Company also trades in the United States Over-the-Counter Bulletin Board symbol RYSMF.

The registered office of Royal Standard is located at 56 Temperance Street, Fourth Floor, Toronto, Ontario M5G 2V5 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473.

B. Business overview.

Royal Standard is a mineral exploration company engaged in locating, acquiring exploring and the development of gold and precious metal deposits in the state of Nevada. The Company owns a 100% interest in eight (8) projects in four (4) gold-silver districts in Nevada. These projects include the Goldwedge project in Nye County, the Pinon, Railroad and Dark Star projects in Elko County, Mustang Canyon, in Esmeraldo County, the Fondaway Canyon, Dixie-Comstock projects in Churchill County and the Como project in Lyon County, Nevada.

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

The Manhattan/Round Mountain Caldera program is the Company’s most advanced district play includes the Goldwedge advanced exploration program. The land position in the Manhattan Mining District is comprised of 70 patented and unpatented lode-mining claims. An underground development program to include drill testing the extensions of the Goldwedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the gold resource estimates.

Freeport Gold, Tenneco (Echo Bay) recognized the potential of the district (to include the Goldwedge deposit that is currently under control by RSM) however, these deposits were not suited for open pit mining. At that time the large mining companies did not consider the underground development projects feasible. Although Sunshine Mining Co. considered an underground mine development in 1988 on the Goldwedge deposit, continued exploration by Crown Resources and others on the Company’s claims indicated sections (5+’-30’) of potentially mineable grades greater than 0.5 opt gold. The continued downturn in the gold market, tightened corporate budgets and high holding costs for the properties forced many companies to turn back the land positions to the claim owners. Currently, the Company controls approximately 4,000 feet of strike length. Approximately 1,000-1,200 feet of this strike length has been drill tested indicating positive results.

Goldwedge Deposit

The Goldwedge, one of several gold deposits in the area, is considered one of the best known projects in the district for development of an underground mine. The property contains excellent exploration potential for future growth. Based upon the results of approximately 75 drill holes primarily within the central zone over a strike length of 1,000+ feet and 100’-500’ of vertical extent reveal continuous gold oxide mineralization of potential mineable thickness and quality. RSM has analyzed all of the drill data as part of a detailed geologic inventory of the deposit.

The project ownership includes staked BLM lands; options of BLM claims owned by others and patented mining claims owned by the Company. All payments, maintenance fees, option payments and taxes to state and federal authorities are current under state and federal guidelines.

The Goldwedge deposit occurs at the intersection of north and northwest trending faults. In the deposit area, the north trending Reliance fault is mineralized within the Ordovician Zanzibar limestone and siltstone. The target mineralization occurs within multiple high angle structures over a width of between 100-200 feet primarily within the Zanzibar limestone. RSM has evaluated all of the pertinent drill data as part of a detailed inventory of the deposit geometry, size and overall grade. The current exploration model suggests that the Goldwedge deposit and the extensions may contain an economically significant gold resource at depth near the contact with the Manhattan Caldera margin.

The first potential mine development program is the 100% owned Goldwedge deposit located within the Manhattan Mining District. The Goldwedge deposit is located approximately 8 miles south of the large Round Mountain gold mine. All of the mine and mill (plant) and water use permits were achieved in early, 2004. Also, in 2004 the Company constructed a 700 foot (underground) decline and cross cut to test one of the gold mineralized structures within a 100+ wide structural zone. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite to include silt ponds, ore pad and the onsite gold processing plant. The Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

The underground bulk sampling and decline development program continued during 2005 and was expanded in 2006. This effort included drifting on one of the mineralized zones and processing this material through an onsite (gravity) plant. The surface facilities and the gold recovery plant were completed in 2005 and modified in 2006 as a means to improve gold recoveries.

Expenses during 2005 on the Goldwedge project were $1,176,419. In 2006 expenses were $3,516,345 bringing total RSM expenses on this project to $6,153,207. Future expenditures are expected to be an additional $1 million over the next two years.

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

The underground development as well as surface and underground drilling will be directed toward expanding the resources on this property as well as the completion and testing of the recovery plant design. The gold recovery plant has been modified to included two ball mill circuits and will include a floatation circuit

Pinon and Railroad Projects-Carlin Trend South

This project is located south of the town of Carlin, Nevada in Elko County, Nevada. The project land position is located east of Nevada state route 276 and extends for 10+ miles in a north-south direction south of the town of Carlin. The best access to the project is via I-80 to Carlin and south on route 276 to the property position.

The land position includes unpatented BLM lands, patented lands and fee lands. All payments, maintenance fees to federal and state authorities are current. Landowner option payments are also current and in good standing for this more than 15,000 acre land position.

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

Since the mid-1990’s the cumulative knowledge of “Carlin-type” gold deposits has expanded tremendously. This expanded knowledge can be used to re-interpret all of the available data, which may identify new exploration targets on the ground controlled by RSM. Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques. Many of these deeper deposits are associated with surface oxidized gold deposits. Essentially no deeper exploration has been conducted under the Pinon and Railroad deposits, or at other places on the property. The exploration opportunity offers the possibility for discovery of additional gold deposits at Pinon-Railroad.

The Railroad project increased the property position within the district to approximately 16,000 acres of leases and includes unpatented and patented mining claims. This effort included the acquisition of nearly 500 unpatented and 19 patented mining claims that lie south of Newmont’s Mining’s Rain district in Elko County, Nevada.

The Webb Formation is mineralized above the Devils Gate limestone at both deposits. At Rain, the mineralization occurs within and closely associated with the Rain Fault. On the southern portion of the property position, the Pinon Au-Ag project, the known mineralization has not been connected to a strongly mineralized fault. However, higher-grade economic mineralization has been encountered at very shallow depths, mineralized oxide zones occur along a 1,300 feet strike length and occur less than 90 feet below the surface.

The Pinon and Railroad projects include approximately 16,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM’s current effort is to identify and develop near surface oxide gold-silver deposits. Approximately 600 shallow drill holes have been completed on 6 near surface gold-silver deposits. The depth extensions of these deposits are not well understood, as deeper drilling has not been sufficient to develop an acceptable understanding of this mineralization.

The Company has developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. The 2004-2006 program involved work on the BLM permit application. All of this work has been completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by year-end 2007. A second objective is to complete feasibility studies for the Pinon and Railroad near surface oxide deposits.

Total exploration expenditures on this project have exceeded $10 million and an additional $20 million will be required to develop a 5,000 ton per day heap leach operation on this project. As of January 31, 2006, RSM and its partners have spent approximately $3.1 million on the Pinon and Railroad projects. Plans include the achievement of a mining permit in 2007 followed project financing.

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

The Fondaway Canyon gold property consists of 148 unpatented BLM lode mining claims (approximately 3,000 acres) located on the western slope of the Stillwater Range. This area is included with the Stillwater Wilderness area. All of the maintenance filing fees are current and in good standing. Nearly-vertical, east-west trending mineralized shear zones host the Half Moon, Paperweight, Hamburger Hill and South Pit gold resources that is hosted within a Mesozoic sedimentary package. The Mesozoic sedimentary package has been intruded by a Mesozoic-Tertiary aged intrusive.

The vertical extent tested by recent drilling of the higher grade gold mineralized shear zones is greater than 1,000 feet. Horizontal continuation of gold mineralization as at the Paperweight and Hamburger Hill mineralized shear zone is 3,700 feet with widths commonly between 5’-20+ feet. Drilling and assay records indicate that 568 holes have been drilled for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling to include 455 reverse circulation, 49 core holes and 64 air track holes over a strike length of approximately 12,000 feet. Tenneco Minerals Inc., the most active company, drilled approximately 350 holes (130,000 feet) and drove a 500’ adit for sulfide metallurgical sampling during the period 1987-1996. Tenneco also operated a small oxide gold open pit mine for a short time during this period. Nevada Contact Inc. (NCI) acquired the property in 2001 and drilled 11 reverse circulation holes, RSM acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout. There is a buyout option of $600,000 for the owners’ interest.

The initial plan for 2007 is to drill test the Tenneco heap leach pad to determine if it is feasible to re-permit a new pad and transfer the Tenneco leach pad to a new RSM leach pad. If feasible, this effort could allow an early start up of potential gold production at Fondaway. Following this effort, RSM plans to further drill test the sulfide resource as part of a program to upgrade the indicated and inferred resources on the property. This effort will involve drilling underground within the Tenneco adit along with a surface drilling program. A bulk sampling program for metallurgical analysis of the sulfide resource will also be included as part of an effort to develop a gold recovery process that will achieve the desired results.

No field work was completed on this project in 2004, 2005, or 2006. The only effort has been the renewal of the Company’s water rights and related permits. Plans are to commence an exploration effort in 2006 that will include surface drilling within the vicinity of the Tenneco adit.

Sierra Pacific Power Co exists on the property. RSM has the current water rights to the property.

Estimates of prior expenditures on this property are approximately $5-6 million. The largest portion of these expenditures was contributed by Tenneco Minerals and Tundra Mines LTD. This work included extensive drilling, development of a small open pit production project and an advanced exploration adit on the property. As of January 31, 2007, RSM has spent $162,778 on this project.

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

No exploration work was completed on the property in 2004, 2005 or 2006. In 2007 RSM plans to complete surface geophysical, magnetics, and surface geochemical sampling.

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

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Royal Standard is an exploration and pre-development stage enterprise and is in the process of exploring its resource properties and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration and, upon future profitable production.

Royal Standard is an exploration-pre-development stage enterprise and, as such, currently has no producing properties and no operating income or cash flow, other than interest earned on funds invested in short-term deposits (see Item 3.D. – Key Information - Risk Factors).

Year Ended January 31, 2007 Compared to the Year Ended January 31, 2006

The net loss for the year ending January 31, 2007 was $5,431,480 as compared to the net loss of $1,611,057 for the year ending January 31, 2006. The difference of $3,820,423 is principally the result of compensation expense resulting from stock options granted to officers, directors and a consultant during the current year in the amount of $3,838,926 versus $739,006 in the prior year for an increase of $3,099,920.

General and Administrative expenses increased from $266,505 for the year ended January 31, 2006 to $618,962 for the year ended January 31, 2007. The increase of $352,457 is mainly the result of Professional Fees which increased by $221,269, Corporate Development Expense which increased by $57,618 and Advertising Expense which increased by $45,539. Amortization increased from $191,877 in 2006 to $540,289 in 2007, for an increase of $348,412, and consulting fees which increased from $295,707 for the year ended January 31, 2006 to $443,693 for the year ending January 31, 2007, for an increase of $147,986. All increases are a direct result of increased activity on the Company’s mineral projects.

Offsetting the aforementioned increases in expenses is interest income of $391,420 for the year ended January 31, 2007 versus none for the same period in 2006. In addition, the Company wrote off exploration properties amounting to $367,467 during the year ending January 31, 2006 versus none for the year ending January 31, 2007.

Year Ended January 31, 2006 Compared to the Year Ended January 31, 2005

The net loss for the year ending January 31, 2006 was $1,611,057 as compared to $475,409 for the year ending January 31, 2005, a difference of $1,135,648. The majority of this difference is a result of stock-option compensation which increased from $150,606 in 2005 to $739,006 in 2006. During fiscal 2006 2,380,000 options were granted to employees and directors of the company, 200,000 were exercised and 695,000 were cancelled or expired (see note 9 of the January 31, 2006 audited financial statements for details).

Also contributing to the increased loss were write-offs of exploration properties totaling $367,467. During the year the Company wrote-off $192,523 of exploration expenditures relating to the Manhattan, Nye County project and $174,944 relating to smaller projects that the Company was evaluating.

General and Administrative expenses increased from $193,287 for the year ending January 31, 2005 to $266,505 for the year ending January 31, 2006. Consulting fees increased from $213,504 for the year ending January 31, 2005 to $295,707 for the year ending January 31, 2006. These increases are a direct result of increased activity on the Company’s mineral projects.

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

Nevada Projects In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode-mining claims in Nye, Elko and Lyon Counties, Nevada. Details of the option agreements are as follows:

Project	Required Cash Payments to Optionors	Royalty(1)	Exercise of Option
Gold Wedge	Commencing in fiscal 2002.	3% NSR	July 2006
Nye County	$5,000 each in first two years;		$200,000
	$10,000 in third year; $15,000
	in fourth year and $20,000 in
	fifth and sixth years
Manhattan	Commencing in fiscal 2002.	5% NSR	August 2006
Nye County	$1,000 per month from August		$500,000
	2001 to August 2002; $2,000
	per month from September
	2002 to July, 2006
	This project was discontinued
	during 2005 and all
	exploration expenditures
	were written-off.
	Commencing in fiscal 2003.	3% NSR	July 2013
Fondaway Canyon	$25,000 in year one, $30,000 in		$600,000
Churchill County	years two and three and
	$35,000 each of the next seven
	years
Como	Commencing in fiscal 2003.	4% NSR	May 2008
Lyon County	$25,000in years one and two		$1,000,000
	covering years three and four,
	$20,000 in year five, $25,000 in
	year six
Railroad	Commencing in fiscal 2003.	5% NSR	August 2008
Elko County	$15,000 in the first year and		$2,000,000
	increases by $5,000 each of the
	next six years

1. NSR – Net Smelter Royalty

Gold Wedge Project

On June 29, 2005 the Company entered into a 5-year purchase option agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company has yet to complete a 43-101 property report. The Company agrees to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

The Company has recorded an asset retirement obligation on its Gold Wedge Project, representing the estimated costs of the Company's obligation to restore the Gold Wedge properties to their original condition as required by the State of Nevada regulatory authorities. At the present time, the Company cannot reasonably estimate the fair value of these costs. As such, the Company has recorded an asset retirement obligation in the amount of $181,767, the amount of the reclamation bond posted by the Company with the State of Nevada.

Como Project

On September 15, 2004, the Company granted an option (the “Option”) to Sharpe Resources Corporation (“Sharpe”) to acquire a 60% interest in the Company’s gold project located in Lyon County, Nevada (the “Project”), in consideration for which Sharpe has issued 2,000,000 common shares to the Company at a deemed value of $78,125 ($100,000 CDN). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required options, annual advanced minimum royalty payments and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project.

On December 5, 2006, Sharpe withdrew from this project without any further financial obligations.

Pinon Project – Cord Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty with no option to purchase. These properties are to be extended in 2007. In 2006 RSM leased section 25 and 13 from the Periera Trust. The Dark Star gold-silver resources lie within Section 25. Additionally, in 2007 RSM plans to lease portions of sections 27, 15, and 23 that it currently does not control.

Pinon Project – Tomera Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessor will retain a 5% net smelter royalty.

In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Pinon Project properties.

Other Projects

During 2006, the Company wrote-off $192,523 of exploration expenditures relating to the Manhattan, Nye County project and $174,944 relating to smaller projects that the Company was evaluating. Exploration expenditures written-off during fiscal 2006 amounted to $367,467. No expenditures were written off during fiscal 2007.

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

B. Liquidity and capital resources.

Year Ended January 31, 2007 Compared to the Year Ended January 31, 2007

The Company’s cash and cash equivalents balance as of January 31, 2007 was $9,654,288 compared to $795,095 at January 31, 2006, an increase of $8,859,193. The increase is attributable to the private placement offerings completed during the first quarter of 2006. The Company also had $433,699 in short term investments at January 31, 2007, compared to $436,378 in 2006.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

Current assets as at January 31, 2007 were $10,438,324 as compared to $1,445,200 at January 31, 2006. Exploration properties at January 31, 2007 were $7,788,107 compared to $3,810,519 at January 31, 2006 and represent an increase of $3,977,588. Equipment increased from $1,258,994 at January 31, 2006 to $2,056,392 at January 31, 2007 resulting in an increase of $797,398, net of amortization. Both increases are the result of continued construction at the Gold Wedge Project. Total assets as at January 31, 2007 were $20,464,590 as compared to $6,646,480 at January 31, 2006. This represents an increase of $13,818,110 and is due primarily to cash remaining from the aforementioned private placement offerings and continued operations on the Gold Wedge project.

Current liabilities as at January 31, 2007 were $202,157 compared to $221,733 at January 31, 2006, and represent current trade payables.

Year Ended January 31, 2006 Compared to the Year Ended January 31, 2005

The Company’s cash balance as of January 31, 2006 was $795,095 compared to $392,697 at January 31, 2005. The Company also had $436,378 (market value) in short term investments at January 31, 2006 compared to $0 in 2005. The increases are attributable to the private placement offerings completed during the first two quarters of 2005.

On March 31, 2005 the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN until March 31, 2007.

In addition, the agent for the offering, as partial compensation for its services, received 82,000 common shares and 1,353,500 warrants. Each warrant entitles the agent to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007.

A second round of the financing was completed on April 26, 2005, whereby 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional share of the Company’s common stock at a price of $0.50 CDN per share until April 26, 2007.

As partial compensation for their services, the agents for this financing received 45,000 common shares and 247,500 warrants. Each warrant entitles the agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share of common stock at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share of common stock at a price of $0.50 CDN per share until May 5, 2007.

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

Year Ended January 31, 2005 Compared to the Year Ended January 31, 2004

The Company’s cash balance as of January 31, 2005 was $392,697 compared to $189,732 at January 31, 2004. The increase in the cash balance is attributable to the private placement offerings completed during the fiscal year 2004. On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of $0.25 CDN per unit for gross proceeds of $268,750 CDN. Each unit consisted of one common share and one-half common share purchase warrant. Each whole purchase warrant entitled the holder to subscribe for one additional common share at a price of $0.30 CDN until February 2, 2005.

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

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Company. The primary reason is that current production cash flow is insufficient to allow the Company to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Company will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Company is authorized to issue an unlimited number of Common Shares of which 43,143,518 are outstanding as at January 31, 2005. As at January 31, 2005 the Corporation had outstanding options to purchase 4,185,000 common shares with exercise prices from $0.17-0.40 per share and expiration dates ranging from May 2005 to May 2009.

Year Ended January 31, 2004 Compared to the Year Ended January 31, 2003

The Company’s cash balance as of January 31, 2004 was $189,732 compared to $283,030 at January 31, 2003. The fact that there is little change in the cash balance is attributable to the completion of a C$1.5 million equity financing in July, 2003 coupled with large expenditures before yearend. Current assets as at January 31, 2004 were $273,291 Total assets as at January 31, 2004 were $1,617,148 representing an increase of $404,668 from 2002 due to the addition of the Fondaway Canyon project and additional expenditures on the Corporation’s Pinon-Railroad project. Current liabilities as at January 31, 2004 were $106,178 compared to $82,300 and represent current trade payables as at January 31, 2003.

Expenses include a charge of $20,950, representing the unrecovered portion of a contingency fee paid in connection with a failed financing.

On May 2, 2002, the Company completed a private placement of 7 million shares of the Company at $0.15 CDN per share for proceeds of $1,050,000 CDN (approximately US $650,000).

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

See Items 4.B. and 5.A. above.

D. Trend information.

See Items 4.B. and 5.A. above.

E. Off balance sheet arrangements.

None

F. Tabular disclosures of contractual obligations.

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

Asset Retirement Obligation (1)	$181,767				$181,767

(1) The Company is required to recognize a liability for a legal obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the undiscounted asset retirement obligation ("ARO's") were estimated to be $250,930 as at January 31, 2007, assuming payments made over a five year period.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. The discount rate used when estimating the fair value of the ARO is a credit-adjusted risk-free interest rate with the same maturity as the removal obligation. The Company used a credit-adjusted risk-free interest rate of 5% to calculate the present value of the ARO, which was $181,767.

G. Safe harbor.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Royal Standard.

BOARD TERM NAME OFFICE HELD SINCE EXPIRES

Roland M. Larsen President, Chief Executive May, 1996 June, 2008 Heathsville, VA Officer and Director

Samuel Gulko Chief Financial Officer November, 2006 N/A

Kimberly L. Koerner Director, May, 2001 June, 2008 Brambleton, VA Secretary/Treasurer

BOARD TERM NAME OFFICE HELD SINCE EXPIRES

MacKenzie I. Watson	Director	May, 1996	June, 2008
Monteral, Quebec
James C. Dunlop	Director, Chairman of	May, 1996	June, 2008
Toronto, Ontario	Audit Committee
Jeffrey B. Wolin*	Director	May, 2007	June, 2008

* Mr. Wolin resigned as a Director on July 9, 2007.

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

Samuel Gulko

Mr. Gulko joined the Company effective November 1, 2006. For 18 years until he retired in 1987 he was an audit partner with an international “big 4” accounting firm. Subsequent to 1987 and continuing through the present, he serves as the financial and tax advisor to a number of business and private individuals. In addition, from 1987 through 1996, Mr. Gulko was the Chief Financial Officer of several private companies. From July 1996 through August 2002 he was the Chief Financial Officer; Senior Vice President of Finance and Secretary-Treasurer of Neotherapeutics, Inc. (renamed “Spectrum Pharmaceuticals, Inc.”), a public company. He was also a member of its Board of Directors during this period. From October 2004 to the present, he has served as a member of the Board of Directors and Chairman of the Audit Committee of Smith Micro Software, Inc., a public company. Mr. Gulko is a graduate of the University of Southern California with a B.Sc. degree in accounting. He presently serves the Company on a part-time basis.

Kimberly L. Koerner

Ms. Koerner is a Financial Analyst and Consultant. She has been serving as the Treasurer of the Company from May 1996 to the present. Ms. Koerner has also been serving as the Secretary and Treasurer of Sharpe Energy Company, a U.S. subsidiary of Sharpe Resources Corporation, from November, 1995 to the present. From April 1992 to February 1994, she served as the Assistant Director of the National Association of Printing and Publishing Technology, a trade association. Ms. Koerner has B.Sc. degree in Finance from the University of South Carolina. Ms. Koerner is the daughter of Roland

M. Larsen, President, Chief Executive Officer and a Director.

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

Jeffrey B. Wolin

Mr. Wolin is the president of Brighton Capital, Ltd, a boutique investment banking firm representing parties in mergers and acquisitions, public and private placements, convertible preferred/debt offerings, debt/equity swaps, senior debt offerings and related services. .Mr. Wolin is a graduate of Columbia University with a B.S. in Chemical and Biomedical Engineering and a graduate of the University of Miami with a J.D. Mr.

Wolin resigned as a Director on July 9, 2007. The Company anticipates that it will continue to retain his services as a consultant.

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

Summary Compensation Table Summary Compensation Table

Name and Principal Position	Year	Annual Compensation	Long Term Compensation			All Other Compensation (US$)
		Other Annual Salary Bonus Compen- (US$) (US$) sation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)
Roland M. Larsen, President and CEO	2007 2006 2005	$252,621 Nil Nil $96,000 $170,000 $0 Nil Nil	1,408,000 (1) 1,130,000 (2) 675,000 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil 36,000
Samuel Gulko,
Chief Financial
Officer (4)	2007	$7,155 Nil Nil	Nil	Nil	Nil	Nil

Notes:

(1)
Mr. Larsen was granted 1,408,000 options on May 2, 2006 having an exercise price of Cdn$1.44 and expiring May 2, 2006;
(2)
Mr. Larsen was granted 400,000 options on April 13, 2005 having an exercise price of Cdn$0.39 expiring April 13, 2010; 600,000 options issued on May 16, 2005 having an exercise price of Cdn$0.29 expiring May 16, 2010; 130,000 options issued on January 20, 2006 having an exercise price of Cdn$0.87 expiring January 20, 2011.
(3)
Mr. Larsen was granted 675,000 options on May 4, 2004 having an exercise price of Cdn$0.36 and expiring May 4, 2009.
(4)
Mr. Gulko was appointed Chief Financial Officer of the Company, on a part-time basis, effective November 1, 2006. Under his contract of employment, Mr. Gulko is entitled to the award of options to purchase 100,000 shares of common stock at the price of US$0.60 a share. These options were awarded in July, 2007. Had he been employed by the Company for the entire fiscal year (also on a part-time basis), he could have earned approximately US$60,000 in salary and approximately Nil in bonuses. These amounts are estimates only and are based on a grossed-up calculation of the amounts Mr. Gulko actually received in the fiscal year ended January 31, 2007. Prior to Mr. Gulko’s appointment, the Company did not have a have Chief Financial Officer, and the Corporate Secretary of the Company, Kimberly Koerner, acted in this capacity for the fiscal period ended January 31, 2006.

Stock Option Plan

The Corporation maintains a “rolling” stock option plan (the "Plan") for directors, officers, consultants who provide ongoing services, and employees of the Corporation and its affiliates. The purpose of the Plan is to develop the interest of bona fide Officers, Directors, Employees, Management Corporation Employees, and Consultants of Royal Standard Minerals Inc. and it subsidiaries in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate those to whom options to purchase common shares of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

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

Compensation of Directors

Directors who are not officers of the corporation are not currently paid any fees for their services as directors; however, such directors are entitled to receive compensation from the corporation to the extent that they provide services to the corporation. Any such compensation is based on rates that would be charged by such a director for such services to an arm's length party. During the twelve months ended January 31, 2007, no such services were rendered and, accordingly, no compensation was paid.

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

Directors who are not officers are also entitled to participate in the Corporation's Stock Option Plan and, at the time of joining the board, directors may be granted options to purchase Common Shares. During the twelve months ended January 31, 2007, options were granted to acquire 3,423,500 common shares of the Corporation to directors of the Corporation under the Corporation's Stock Option Plan.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended January 31, 2007. There are no pension plan benefits in place for the Named Executive Officer. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

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

Employment Contracts

There are current employment contracts in place between the Company and each of the Chief Executive Officer, Mr. Larsen, and Chief Financial Officer, Mr. Gulko. Other than as described herein or in the financial statements accompanying this Circular, there are no other employment contracts between either the Company or its subsidiaries and the above-named executive officers.

The employment contract of Mr. Larsen has been renewed twice, each time for a five year term. The contract was last renewed on January 1, 2006 and includes a base salary of US$250,000 per year and provides for an additional annual bonus payments. The contract also includes an early termination compensation clause which would entitle Mr. Larsen to receive, should the contract be terminated prior to the end of its specified term, the total amount still outstanding for the remainder of the specified term of the contract.

The employment contract of Mr. Gulko, the Chief Financial Officer of the Company, was entered into on October 25, 2006 and became effective as of November 1, 2006 for a term of 12 months at a rate of US$5,000 per month. The contract is terminable by either Mr. Gulko or the Company upon the delivery of thirty days’ written notice to the other party.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation will be subject to the employment contract currently in place.

C. Board practices.

Information regarding the current term of office and length of service of the members of the Board of Directors is shown on item 6A.

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

James C. Dunlop (Chair) Kimberly L. Koerner Mackenzie I. Watson

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

D. Employees.

In addition to the listed officers, at January 31, 2007, the Company had twenty-three full- time and one part-time employee.

E. Share ownership.

Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised 1
Roland M. Larsen	President, CEO & Director	2,021,997

Samuel Gulko	Chief Financial Officer	Nil

Mackenzie I. Watson	Director	153,500

James C. Dunlop	Director	Nil

Kimberly L. Koerner	Director	920,350

Jeffrey B. Wolin	Director	Nil

1. The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the corporation has been furnished by the respective individuals.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of May 11, 2007, to the knowledge of the directors and officers of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of the Company’s outstanding common shares, except the following:

Name of Shareholder	Number of Common Shares Owned	Percentage of Common Shares Outstanding (1)
Sprott Asset Management(2)	14,200,000	16.9%
Notes:
(1)
Based on 83,929,825 Common Shares issued and outstanding as at May 11. 2007.
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

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17

&minus; Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2007, 2006, 2005 &minus; Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2007 and 2006 &minus; Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2007, 2006, 2005 &minus; Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2007, 2006, 2005 &minus; Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #17 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

B. Significant Changes.

The Accounting Standard Board issued new accounting standards, effective for financial statements relating to fiscal years beginning on or after October 1, 2006, dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. Consistent with US and international reporting requirements, these standards require that certain gains and losses be recorded in a separate statement as comprehensive income. Fair value is considered the most relevant measure for financial instruments, which are any contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. The company intends to adopt these policies effective February 1, 2007 and will report comprehensive income, equity and financial instruments in accordance with the relevant sections of the CICA Handbook (sections 1530, 3251, and 3855, respectively).

In addition to disclosing a new comprehensive income statement, the primary effect on the Company will be that all financial instruments will be measured at fair value. The Company will be required to separately disclose available-for-sale financial assets, which are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to maturity investments, or held for trading.

Any gains and losses arising from a change in the fair value of a financial asset or financial liability that is classified as held for trading (including assets previously disclosed as marketable securities, but excluding hedges) will be recognized in net income in the periods in which they arise. Certain gains and losses on financial assets classified as available for sale will be recognized in other comprehensive income until the financial asset is no longer recognized or becomes impaired.

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual consolidated financial statements for the Company's reporting periods beginning November 1, 2006.

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

The following table sets forth the reported high and low sales prices (stated in Canadian currency) and the average daily trading volume of the outstanding Common Shares on the Montreal Exchange for the periods January 1998 through September 2001 and the TSX Venture Exchange for the periods October 2001 through June 2007.

Average
High				Low	Daily
					Volume
January 1, 1998	to	March 31, 1998	$0.80	$0.27	10,533
April 1, 1998	to	June 30, 1998	$0.45	$0.15	14,033
July 1, 1998	to	September 30, 1998	$0.40	$0.10	23,100
October 1, 1998	to	December 31, 1998	$0.20	$0.05	22,200
January 1, 1999	to	March 31, 1999	$0.25	$0.10	32,900
April 1, 1999	to	June 30, 1999	$0.13	$0.05	14,666
July 1, 1999	to	September 30, 1999	$0.19	$0.05	43,833
October 1, 1999	to	December 31, 1999	$0.12	$0.03	21,133
January 1, 2000	to	March 31, 2000	$0.17	$0.03	42,933
April 1, 2000	to	June 30, 2000	$0.39	$0.13	57,033
July 1, 2000	to	September 30, 2000	$0.28	$0.11	10,467
October 1, 2000	to	December 31, 2000	$0.27	$0.11	25,867
January 1, 2001	to	March 31, 2001	$0.30	$0.11	11,500
April 1, 2001	to	June 30, 2001	$0.18	$0.06	7,789
July 1, 2001	to	September 30, 2001	$0.13	$0.06	7,667
October 1, 2001	to	December 31, 2001	$0.09	$0.04	9,750
January 1, 2002	to	March 31, 2002	$0.34	$0.07	52,546
April 1, 2002	to	June 30, 2002	$0.48	$0.20	76,899
July 1, 2002	to	September 30, 2002	$0.35	$0.17	51,437
October 1, 2002	to	December 31, 2002	$0.36	$0.20	31,354
January 1, 2003	to	March 31, 2003	$0.00	$0.00	0
April 1, 2003	to	June 30, 2003	$0.40	$0.21	13,728
July 1, 2003	to	September 30, 2003	$0.40	$0.20	151,583
October 1, 2003	to	December 31, 2003	$0.47	$0.25	53,416
January 1, 2004	to	March 31, 2004	$0.46	$0.25	78,814
April 1, 2004	to	June, 30, 2004	$0.46	$0.30	79,530
July 1, 2004	to	September 30, 2004	$0.42	$0.29	21,137
October 1, 2004	to	December 31, 2004	$0.47	$0.26	90,704
January 1, 2005	to	March 31, 2005	$0.45	$0.26	37,522
April 1, 2005	to	June 30, 2005	$0.43	$0.28	25,394
July 1, 2005	to	September 30, 2005	$0.75	$0.33	259,892
October 1, 2005	to	December 31, 2005	$1.00	$0.61	257,685
January 1, 2006	to	March 31, 2006	$1.45	$0.83	258,527
April 1, 2006	to	June 30, 2006	$1.65	$0.93	321,319
July 1, 2006	to	September 30, 2006	$1.15	$0.67	51,767
October 1, 2006	to	December 31, 2006	$0.79	$0.40	128,733
January 1, 2007	to	March 31, 2007	$0.64	$0.41	39,533
April 1, 2007	to	June 30, 2007	$0.85	$0.45	55,800

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

C. Material contracts.

(i)
On January 1, 2006, the Company entered into a management employment agreement with the President of the Company for management and consulting services for $250,000 per annum which expires in January 1, 2011. On January 1, 2007 and on each January 1 during the term of the agreement, the compensation may be increased by 10% per annum. This agreement can be renewed for an additional five years.
(ii)
On October 23, 2006, the Company entered into an agreement with a company for investors' relation services for $7,500 per month which expires October 31, 2007.

(iii) On October 25, 2006 (amended to be effective November 1, 2006), the Company entered into an employment agreement with the Chief Financial Officer for $5,000 per month which expires October 31, 2007. In addition, the Company is committed to issue options to purchase 100,000 shares of the Company as per the employment agreement. The options are exercisable at $0.60 until November 1, 2011. The fair value of the stock options is estimated to be $33,300 using the Black-Scholes option pricing model. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.91%; estimated life, 2.5 years and volatility, 92%. The options were granted in July, 2007.

(iv)
The Company is obligated to incur an additional $45,000 in option costs before the end of fiscal 2009 pursuant to the agreement of the Como Project.
(v)
The Company is obligated to incur an additional $144,000 in option costs before July 1, 2009 pursuant to the agreement of the Gold Wedge Project.
(vi)
The Company is obligated to incur an additional $120,000 in option costs before the end of fiscal 2010 pursuant to the agreement of the Railroad Project.

(vii)The Company is obligated to incur an additional $80,000 in exploration expenditures before June 30, 2010 pursuant to the agreement of the Mustang Canyon Project.

(viii)The Company is obligated to incur an additional $260,000 in exploration expenditures and $38,320 in option costs before July 31, 2011 pursuant to the agreement of the Darkstar gold property.

(ix) The Company is obligated to incur an additional $175,000 in option costs before the end of fiscal 2012 pursuant to the agreement of the Fondaway Project.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

At January 31, 2007, the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe Resources, receivables and payables and accruals. The Company estimates that the fair value of its other financial assets and liabilities approximates the carrying values due to their short-term nature.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The board of directors has determined that Director and Audit Committee Member Mr. James Dunlop has the necessary attributes and independence for designation as the audit committee’s financial expert and has designated Mr. Dunlop as the financial expert.

Item 16B. Code of Ethics.

The company has adopted a Code of Ethics that applies to its Directors and Executive Officers. The Code of Ethics can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. It can also be obtained, without charge, by writing to this address.

Item 16C. Principal Accountant Fees and Services.

Year Ending January 31, 2007 2006 2005

Audit Fees $42,500

Audit Related Fees $0

Tax Fees $2,500

All Other Fees $680

$35,500 $23,500 $0 $0 $2,500 $1,500 $568 $0

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

The Company is relying on the exemption in section 6.1 in Multilateral Instrument 52-110 “Audit Committees” which provides that venture issuers (as that term is defined therein) are not required to comply with certain audit committee composition requirements and have different reporting obligations, as specified by the Multilateral Instrument..

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

&minus; Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2007, 2006, 2005 &minus; Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2007 and 2006 &minus; Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2007, 2006 2005 &minus; Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2007, 2006, 2005 &minus; Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #17 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

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

"McCarney Greenwood LLP" Toronto, Canada McCarney Greenwood LLP Chartered Accountants

Royal Standard Minerals Inc.

(Continued under the New Brunswick Corporation Act) (An Exploration Stage Company)

(Expressed in United States dollars) Consolidated Financial Statements

January 31, 2007 and 2006

Royal Standard Minerals Inc. Consolidated Financial Statements January 31, 2007 and 2006

(Audited)

INDEX

Page Audit Report of Independent Registered Public Accounting Firm 1 Consolidated Balance Sheets 2 Consolidated Statements of Mineral Properties 3-5 Consolidated Statements of Operations and Deficit 6 Consolidated Statements of Cash Flows 7 Notes to the Financial Statements 8-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. (An Exploration Stage Company) as at January 31, 2007 and 2006 and the consolidated statements of mineral properties, operations and deficit and cash flows for each of the years in the three-year period ended January 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2007 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"
	Toronto, Canada	McCarney Greenwood LLP
April	16, 2007	Chartered Accountants
Licensed Public Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 16, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

Toronto, Canada McCarney Greenwood LLP April 16, 2007 Chartered Accountants

Licensed Public Accountants Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Balance Sheets

As at January 31	2007	2006
Assets
Current assets
Cash and cash equivalents (Note 2(b))	$9,654,288	$795,095
Short-term investments, at cost which approximates market	433,699	436,378
Marketable securities (Note 3)	86,124	86,124
Sundry receivables and prepaids	141,827	1,261
Due from related parties (Note 13)	122,386	126,342
	10,438,324	1,445,200
Reclamation bond (Note 4)	181,767	131,767
Mineral properties (Note 5)	7,788,107	3,810,519
Equipment, net (Note 6)	2,056,392	1,258,994
	$20,464,590	$6,646,480
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$202,157	$221,733
	202,157	221,733
Asset retirement obligation (Note 7)	181,767	131,767
	383,924	353,500
Shareholders' Equity
Share capital (Note 8)	25,403,464	11,832,670
Shares to be issued (Note 9)	-	119,325
Warrants (Note 9)	3,546,935	1,440,009
Contributed surplus (Note 10)	6,025,637	2,364,866
Deficit	(14,895,370)	(9,463,890)
	20,080,666	6,292,980
	$20,464,590	$6,646,480

The accompanying notes are integral part of these consolidated financial statements.

Approved by the Board   "Roland M. Larsen" Director  "Kimberly L. Koerner"  Director

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Statements of Mineral Properties Cumulative from date of inception of exploration

For the years ended January 31 2007 2006 2005 phase

Gold Wedge Project

Opening balance $ 2,636,862 $ 1,460,443 $ 264,119 $

Property acquisition costs Travel Mine development costs Drilling General exploration Professional fees Consulting fees and payroll Office and general Analysis and assays Supplies, equipment and transportation

171,376 184,892 111,122 506,399 77,737 70,862 40,770 212,553 293,519 237,867 207,662 741,133

53,185 78,790 146,441 278,416 5,023 38,776 8,188 133,353 -33,740 29,513 72,636 1,377,706 243,297 619,528 2,324,926 335,767 79,701 -415,968 30,063 22,240 18,222 94,722 1,171,969 186,254 14,878 1,373,101

Activity during the period 3,516,345 1,176,419 1,196,324 6,153,207

Closing balance $ 6,153,207 $ 2,636,862 $ 1,460,443 $ 6,153,207

Pinon Project

Opening balance $ 762,285 $ 600,538 $ 511,043 $

Property acquisition costs Travel Drilling General exploration Professional fees Office and general Geologist Consulting fees and payroll Reclamation costs Analysis and assays Supplies, equipment and transportation

34,047 40,258 42,156 425,570 -801 1,201 11,850 8,333 72,780 2,259 130,600 ---7,765 ---66,273 15,296 2,698 7,983 43,707 -25,008 3,127 32,653 151,133 19,537 6,192 194,902 167,785 --167,785 9,380 382 26,577 66,871 -283 -283

Activity during the period 385,974 161,747 89,495 1,148,259

Closing balance $ 1,148,259 $ 762,285 $ 600,538 $ 1,148,259

The accompanying notes are integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
Cumulative
from date of
inception of
exploration
For the years ended January 31	2007	2006	2005	phase
Railroad Project
Opening balance	$ 175,670	$ 175,670	$122,732	$-
Property acquisition costs	40,143	-	52,938	215,813
Activity during the period	40,143	-	52,938	215,813
Closing balance	$ 215,813	$ 175,670	$175,670	$ 215,813
Fondaway Project Opening balance	$ 127,652	$ 96,028	$43,999	$-
Property acquisition costs	35,126	31,624	51,678	162,427
Analysis and assays	-	-	351	351
Activity during the period	35,126	31,624	52,029	162,778
Closing balance	$ 162,778	$ 127,652	$96,028	$ 162,778
Como Project
Opening balance	$ 108,050	$ 86,330	$126,124	$-
Property acquisition costs	-	-	-	35,695
Travel	-	-	-	2,806
Geologist	-	-	-	5,098
Consulting fees and payroll	-	-	-	41,532
Rent	-	21,720	-	53,575
Analysis and assays	-	-	-	9,138
Written off	-	-	(39,794)	(39,794)
Activity during the period	-	21,720	(39,794)	108,050
Closing balance	$ 108,050	$ 108,050	$86,330	$ 108,050
The accompanying notes are integral part of these consolidated financial statements.
Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Consolidated Statements of Mineral Properties For the years ended January 31 2007	Cumulative from date of inception of exploration 2006 2005 phase
Manhattan Project Opening balance $ -	$ 191,065 $ 172,031 $ -
Property acquisition costs -Travel -General exploration -Consulting fees and payroll -Analysis and assays -Written off -	--27,707 --28,253 1,458 19,034 63,219 --47,743 --25,601 (192,523) -(192,523)
Activity during the period -	(191,065) 19,034 -
Closing balance $ -	$ -$ 191,065 $ -
Other Projects Opening balance $ -	$ 54,053 $ 13,396 $ -
Cumulative expenditures from date of inception -Expenditures during the period -Written off -	--3,410,396 120,891 40,657 161,548 (174,944) -(3,571,944)
Activity during the period -Closing balance $ -TOTAL $ 7,788,107	(54,053) 40,657 -$ -$ 54,053 $ -$ 3,810,519 $ 2,664,127 $ 7,788,107

The accompanying notes are integral part of these consolidated financial statements.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

Cumulative from date of inception

For the years ended January 31 2007 2006 2005 June 26, 1996

Expenses

General and administrative (Note 16) Consulting fees and payroll Stock-option compensation (Note 10) General exploration Amortization

618,962 266,505 193,287 2,499,742 443,693 295,707 213,504 1,513,777 3,838,926 739,006 150,606 4,768,878 ---152,051 540,289 191,877 14,921 770,794

5,441,870 1,493,095 572,318 9,705,242

Loss before the following (5,441,870) (1,493,095) (572,318) (9,705,242)

Interest income Repayment of interest Write-off of advances to related company Write-off of mineral properties Gain on disposal of marketable securities Write-down of marketable securities Loss on sale in mineral property Foreign exchange (loss) gain

391,420 --410,034 ---(67,117) ---(75,506) -(367,467) (34,397) (3,798,864) ---47,988 ---(407,105) ---(474,187) (381,030) 249,505 131,306 (84,631)

Net loss (5,431,480) (1,611,057) (475,409) (14,154,630)

Deficit, beginning of period (9,463,890) (7,852,833) (7,377,424) (740,740)

Deficit, end of period $ (14,895,370) $ (9,463,890) $ (7,852,833) $ (14,895,370)

Basic and diluted loss per share (Note 11) $ (0.07) $ (0.03) $ (0.01)

The accompanying notes are integral part of these consolidated financial statements.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Statements of Cash Flows

Cumulative from date of inception

For the years ended January 31 2007 2006 2005 June 26, 1996

Cash and cash equivalents provided by (used in):

Operating activities

Net loss $

Operating items not involving cash: Amortization Stock-option compensation Write-off of bad debt Write-off of mineral properties Loss on sale of mineral properties Gain on disposal of marketable securities Write-down of advances to related company Write-down of marketable securities

Changes in non-cash working capital: Sundry receivables and prepaids Accounts payable and accrued liabilities (5,431,480) $ (1,611,057) $ (475,409) $ (14,154,630)

540,289 191,877 14,921 770,794

3,838,926 739,006 150,606 4,768,878 --20,950 20,950 -367,467 34,397 3,798,864 ---474,187 ---(47,988)

---75,506 ---407,105

(140,566) (484) (69,012) (210,621) (19,576) 117,646 (2,091) 202,157

Cash (used in) operating activities (1,212,407) (195,545) (325,638) (3,894,798)

Financing activities

Issue of common shares, net of issue costs 15,380,240 4,025,421 2,065,648 30,110,481 Repayments from (loans to) related parties 3,956 (64,105) (62,237) (197,892)

Cash provided by financing activities 15,384,196 3,961,316 2,003,411 29,912,589

Investing activities

Funds held in trust Sale (purchase) of short-term investments Additions to mineral properties Purchase of equipment Purchase of marketable securities Proceeds on disposal of marketable securities Proceeds on sale of mineral properties

--54,050 (20,950)

2,679 (436,378) -(433,699) (3,977,588) (1,513,859) (1,528,858) (12,726,297) (1,337,687) (1,413,136) -(2,827,187)

---(1,057,976)

---690,859 ---11,747

Cash (used in) investing activities (5,312,596) (3,363,373) (1,474,808) (16,363,503)

Change in cash and cash equivalents 8,859,193 402,398 202,965 9,654,288

Cash and cash equivalents, beginning of period 795,095 392,697 189,732

Cash and cash equivalents, end of period $ 9,654,288 $ 795,095 $ 392,697 $ 9,654,288 (Note 2(b))

The accompanying notes are integral part of these consolidated financial statements.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

1. The Company and Operations

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and silver resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board. The Company is in the exploration stage and has adopted the Accounting Guideline 11 as required by the Canadian Institute of Chartered Accountants ("CICA") Handbook. The date of inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI").

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of the exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The Company's ability to continue its operations is dependent upon obtaining necessary financing to complete the development of its properties and/or the realization of the proceeds from the sale of one or more of its properties. These financial statements do not include adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue in business.

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 17.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral property costs, the asset retirement obligation, the valuation allowance of future tax asset, and the calculation of stock-based compensation expense. Actual results could differ from those estimates.

The significant accounting policies are as follows:

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States companies.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

2. Significant Accounting Policies (Continued)

(b) Cash and cash equivalents

Cash and cash equivalents are carried in the consolidated balance sheets at cost and they are comprised of cash on hand, term deposits held with banks and other short-term liquid investments generally with original maturities of three months or less.

2007		2006	2005
Cash Money Market deposits	$322,693 9,331,595	$186,828 608,267	$392,697 -
Cash and cash equivalents $	9,654,288	$795,095	$392,697

(c) Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

Exploration equipment -25% to 30%

Office equipment -20%

Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual value or by estimating replacement values. When the carrying amount of equipment exceeds the estimated net recoverable amount, the asset is written down to fair value with a charge to income in the period that such determination is made.

(d) Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. Costs includes any cash consideration and advance royalties paid. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

If the economically recoverable precious metal reserves are developed, capitalized costs of the related property will be reclassified as mining assets and amortized using the unit production method. When a mineral property is abandoned, all related costs are written-off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written-down to its estimated net realizable value. A mineral property is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

2. Significant Accounting Policies (Continued)

(e) Asset retirement obligation

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost).

(f) Stock-based compensation plans

The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 10 and recorded as stock-based compensation expense over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus.

If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

(g) Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax base of the assets and liabilities, and are measured using the tax rates expected to be in effect when these temporary differences are likely to reverse. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized, and a valuation allowance is applied against any future tax asset if it is more likely than not that the asset will not be realized.

(h) Loss per common share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

2. Significant Accounting Policies (Continued)

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

(l) Financial instruments, Equity and Comprehensive Income

The Company's financial instruments consist of cash and cash equivalents, short-term investment, marketable securities, sundry receivables, and accounts payable. The carrying values of these financial instruments approximate their fair market values due to the relatively short periods to maturity or capacity for prompt liquidation of these instruments. The company's operating cash flows are substantially independent of changes in market interest rates.

The Accounting Standard Board issued new accounting standards, effective for financial statements relating to fiscal years beginning on or after October 1, 2006, dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. Consistent with US and international reporting requirements, these standards require that certain gains and losses be recorded in a separate statement as comprehensive income. Fair value is considered the most relevant measure for financial instruments, which are any contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. The company intends to adopt these policies effective February 1, 2007 and will report comprehensive income, equity and financial instruments in accordance with the relevant sections of the CICA Handbook (sections 1530, 3251, and 3855, respectively).

In addition to disclosing a new comprehensive income statement, the primary effect on the Company will be that all financial instruments will be measured at fair value. The Company will be required to separately disclose available-for-sale financial assets, which are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading.

Any gains and losses arising from a change in the fair value of a financial asset or financial liability that is classified as held for trading (including assets previously disclosed as marketable securities, but excluding hedges) will be recognized in net income in the periods in which they arise. Certain gains and losses on financial assets classified as available for sale will be recognized in other comprehensive income until the financial asset is no longer recognized or becomes impaired.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

3. Marketable Securities

Marketable securities consist of common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration for precious metals in the United States. Sharpe Resources is considered to be related to the Company because of common management. The market value of the shares at January 31, 2007 was $118,720 (2006 -$226,538; 2005 -$96,684).

The shares are carried at the lower of cost and quoted market values.

4. Reclamation Bond

The Company has posted reclamation bonds for its mining projects, as required by the State of Nevada, to secure clean-up costs if the projects are abandoned or closed.

5. Mineral Properties

Name of Mineral Property	2007	2006	2005
Gold Wedge project (i) Pinion project (ii) Railroad project Fondaway project Como project (iii) Manhattan project Other projects	$6,153,207 1,148,259 215,813 162,778 108,050 --	$2,636,862 762,285 175,670 127,652 108,050 --	$1,460,443 600,538 175,670 96,028 86,330 191,065 54,053
	$7,788,107	$3,810,519	$2,664,127

(i) Gold Wedge Project

On June 29, 2005 the Company entered into a 5-year purchase option agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 700 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of other major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company agreed to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

The Company has recorded an asset retirement obligation on its Gold Wedge Project, representing the estimated costs of the Company's obligation to restore the Gold Wedge properties to their original condition as required by the State of Nevada regulatory authorities. As such, the Company has recorded an asset retirement obligation in the amount of $181,767, the amount of the reclamation bond posted by the Company with the State of Nevada.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

5. Mineral Properties (Continued)

(ii) Pinon Project

Pinon Project -Cord Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty.

Pinon Project -Tomera Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessors will retain a 5% net smelter royalty.

In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Tomera Lease properties.

Pinon Project -Mustang Canyon

In July 2005, the Company signed an Exploration and Option Agreement with Metallic Nevada Inc. ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada for a period of five years. Metallic has granted to the Company a mining lease on 27 unpatented lode mining claims located in Esmeralda County, Nevada.

The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, the Company will acquire an undivided 50% interest in the project.

The Company may terminate the Agreement at any time after spending the initial $20,000, by providing 30 days written notice to Metallic. When the Company has exercised its option to acquire a 50% interest in the project, Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis. Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. The Company will be the operator of the Joint Venture as long as it has at least a 50% interest therein.

Pinon Project -Darkstar Lease

In July 2006, the Company entered into a mining lease agreement to lease certain properties near the proposed Pinon minesite in Elko County, Nevada for a period of five years. The Darkstar gold property is located less than 2 miles from the Pinon property. The Company agreed to pay $6,400 on execution of the Agreement. The Company is committed to pay Annual option payments of $7,600 in 2007, $8,960 in 2008, $10,240 in 2009 and $11,520 in 2010. The lessor will also retain a 5% net smelter royalty.

(iii) Como Project

On December 2003, the Company entered into a mining lease agreement to lease certain properties located in Lyon County, Nevada. The Company agreed to pay $25,000 upon execution of the Agreement. The Company was committed to pay an annual option of $25,000 in 2005. Future payments are $20,000 in 2008 and $25,000 in 2009.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

5. Mineral Properties (Continued)

(iii)Como Project (Continued)

On September 15, 2004, the Company granted an option (the "Option") to Sharpe to acquire a 60% interest in the Company's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to the Company at a deemed value of $78,125 ($100,000 CDN). To exercise the option, Sharpe was required to maintain the unpatented and patented mining claims on the Project, and to pay all required options, annual advanced minimum royalty payments and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. On December 5, 2006, Sharpe withdrew from this project without any further financial obligations.

Nevada Projects

In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode mining claims in Nye, Elko and Lyon Counties, Nevada. Detail of the payments required to maintain its option rights and to exercise its option is as follows:

Required Option Payments Royalty (1) Exercise of Option

Gold Wedge -Nye County

Commencing in fiscal 2002, $5,000 each in first two 3% NSR July 2006 -$200,000 years; $10,000 in third year, $15,000 in the fourth year

and $20,000 each in the fifth and sixth years.

Manhattan -Nye County

Commencing in fiscal 2002, $1,000 per month from 5% NSR August 2006 -$500,000

August 2001 to August 2002: $2,000 per month from

September 2002 to July 2006.

This project was discontinued and all exploration

expenditures were written-off in 2005.

Fondaway -Canyon Churchill County

Commencing in fiscal 2003, $25,000 in year one, 3% NSR July 2013 -$600,000

$30,000 in years two and three and $35,000 each

of the next seven years.

Como -Lyon County

Commencing in fiscal 2003, $25,000 in years one and 4% NSR May 2008 -$1,000,000 two covering years three and four, $20,000 in year five,

$25,000 in year six.

Railroad -Elko County

Commencing in fiscal 2003, $15,000 in the first year 5% NSR August 2008 -$2,000,000 and increases by $5,000 each of the next six years.

(1) NSR -Net Smelter Royalty

During the year ended January 31, 2006, the Company wrote-off $192,523 of exploration expenditures relating to the Manhattan, Nye County project and $174,944 relating to smaller projects that the Company was evaluating. Total exploration expenditures written-off amounted to $367,467 during the year ended January 31, 2006. There were no similar write-offs in 2007.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

  Equipment
  Asset retirement obligation
2007		2006	2005
Cost
Exploration equipment	$ 2,808,573	$ 1,475,201	$62,065
Office equipment	21,253	16,936	16,936
	2,829,826	1,492,137	79,001
Accumulated amortization
Exploration equipment	759,636	220,669	34,537
Office equipment	13,798	12,474	6,729
	773,434	233,143	41,266
Net carrying value
Exploration equipment	2,048,937	1,254,532	27,528
Office equipment	7,455	4,462	10,207
	$ 2,056,392	$ 1,258,994	$37,735

The Company is required to recognize a liability for a legal obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the undiscounted asset retirement obligation ("ARO's") were estimated to be $250,930 as at January 31, 2007, assuming payments made over a five year period.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. Following is the reconciliation of the asset retirement obligation:

2007 2006 2005

Balance, beginning of year $ 131,767 $ 131,767 $ 131,767 Accretion cost 50,000 -

Balance, end of year $ 181,767 $ 131,767 $ 131,767

The discount rate used when estimating the fair value of the ARO is a credit-adjusted risk-free interest rate with the same maturity as the removal obligation. The Company used a credit-adjusted risk-free interest rate of 5% to calculate the present value of the ARO, which was $181,767.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

8. Share Capital Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Issued

Changes in the Company's share capital were as follows:

Common shares issued	Shares	Amount
Balance at January 31, 2004	34,141,338	$7,221,581
Shares issued for cash, less issue costs of $360,964	7,395,000	1,486,784
Warrant valuation	-	(428,918)
Shares issued to broker as compensation	349,680	91,117
Shares issued on warrants exercised	1,257,500	318,352
Fair value of warrants exercised	-	90,345
Balance at January 31, 2005	43,143,518	8,779,261
Shares issued for cash, less issue costs of $295,750	12,131,000	3,117,705
Warrant valuation	-	(1,132,581)
Shares issued to brokers as compensation	127,000	35,553
Shares issued on warrants exercised	2,221,060	692,984
Fair value of warrants exercised	-	255,491
Shares issued on stock options exercised	200,000	64,824
Fair value of stock options exercised	-	19,433
Balance at January 31, 2006	57,822,578	11,832,670
Shares issued after January 31, 2006	100,000	119,325
Shares issued for cash, less issue costs of $879,172	12,975,967	12,407,590
Warrant valuation	-	(2,847,058)
Shares issued on stock options exercised	1,250,000	332,784
Fair value of stock options exercised	-	178,155
Shares issued on warrants exercised	6,126,730	2,639,865
Fair value of warrants exercised	-	740,133
Balance, January 31, 2007	78,275,275	$25,403,464

On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of CDN $0.25 per unit for gross proceeds of $200,935 ($268,750 CDN). Each unit consists of one common share and one-half common share purchase warrant ("Warrant"). Each warrant will entitle the holder to subscribe for one additional common share at a price of CDN $0.30 until February 2, 2005.

On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares without par value.

On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of CDN $0.35 per unit for gross proceeds of $1,646,813 ($2,212,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each warrant entitled the holder to subscribe for one additional common share at a price of CDN $0.50 until April 15, 2006.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

8. Share Capital (Continued)

Canaccord Capital Corporation ("Canaccord") acted as an agent of the private placement offering of 6,320,000 and was paid the following fees:

(i)
An Agent's fee consisting of an 8% commission of the proceeds, paid in cash of $89,572 CDN and issuance of 249,680 in Agent's units. Each Agent's unit consists of one common share and one-half Agent's common share purchase warrant (Agent's Warrant"). Each Agent's Warrant entitled the holder to subscribe for one common share at a price of $0.50 per Agent's Warrant until April 15, 2006.
(ii)
A Corporate Finance fee of 100,000 Corporate Finance units; and an Administration fee of $5,584 ($7,500 CDN). Each Corporate Finance unit consists of one common share and one half Corporate Finance warrant. Each Corporate Finance warrant entitled the holder to subscribe for one common share at a price of $0.50 per Corporate Finance warrant until April 15, 2006.

(iii) The Agent's fee also included 1,264,000 Agent's Warrants equal to 20% of the number of units issued on the private placement. Each Agent's Warrant entitled the holder to subscribe for one common share at a price of $0.50 per Agent Warrant until April 15, 2006.

The fair value of the common share purchase warrants and agent's warrants issued in fiscal 2005 were estimated using the Black-Scholes pricing model based on the following assumptions:

(i)
Warrants issued on private placement Dividend yield 0%, expected volatility 55%, risk -free interest rate 4.5% and an expected life of 12 months. Value assigned to 537,500 warrants is $34,379 ($45,688 CDN).
(ii)
Warrants issued on private placement Dividend yield 0%, expected volatility 55%, risk -free interest rate 4.5% and an expected life of 24 months. Value assigned to 3,160,000 warrants is $374,270 ($502,440 CDN).

(iii) Agent's warrants Dividend yield 0%, expected volatility 55%, risk -free interest rate 4.5% and an expected life of 24 months. Value assigned to 1,438,840 compensation warrants is $170,416 ($228,776 CDN).

On March 31, 2005, the Company completed a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until March 31, 2007.

Canaccord, the agent acting for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 Warrants. Each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007.

On April 26, 2005, the Company issued 1,500,000 units at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase Warrant. Each warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 26, 2007.

Haywood Securities Inc. ("Haywood") and Canaccord (the "Agents") acted as agents in this round of financing. As partial compensation for their services, the Agents received 45,000 common shares and 247,500 Warrants. Each warrant entitled the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

8. Share Capital (Continued)

On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase Warrant. Each warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed another private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until May 5, 2007.

The fair value of the common share purchase warrants and agent warrants issued in fiscal 2006 were estimated using the Black-Scholes pricing model based on the following assumptions:

(i)
Warrants issued on private placement -8,750,000 units Dividend yield 0%, expected volatility 109%, risk -free interest rate 3.22% and an expected life of 24 months. Value assigned to 4,375,000 warrants is $625,723 ($756,875 CDN).
(ii)
Warrants issued on private placement -1,500,000 units Dividend yield 0%, expected volatility 109%, risk -free interest rate 3.06% and an expected life of 24 months. Value assigned to 750,000 warrants is $104,183 ($129,750 CDN).

(iii) Warrants issued on private placement -50,000 units Dividend yield 0%, expected volatility 109%, risk -free interest rate 3.06% and an expected life of 24 months. Value assigned to 25,000 warrants is $3,436 ($4,325 CDN).

(iv)
Warrants issued on private placement -1,831,000 units Dividend yield 0%, expected volatility 150%, risk -free interest rate 3.02% and an expected life of 24 months. Value assigned to 915,500 warrants is $171,279 ($213,311 CDN).
(v)
Agent warrants -8,750,000 units Dividend yield 0%, expected volatility 109%, risk -free interest rate 3.22% and an expected life of 24 months. Value assigned to 1,353,500 agent warrants is $193,580 ($234,155 CDN).
(vi)
Agent warrants -1,500,000 units Dividend yield 0%, expected volatility 109%, risk -free interest rate 3.06% and an expected life of 24 months. Value assigned to 247,500 agent warrants is $34,380 ($42,817 CDN).

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008.

The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

9. Warrants

The following table reflects the fair value of share purchase warrants and broker's warrants currently outstanding:

Expiry	Price ($) CDN	Number	Value ($)
March 31, 2007	0.50	4,084,287	$ 584,714
April 26, 2007	0.50	136,500	20,896
April 29, 2007	0.50	25,000	3,436
May 5, 2007	0.50	485,500	90,831
April 26, 2008	1.75	6,487,996	2,847,058
		11,219,283	$ 3,546,935

10. Stock Options

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

The following table reflects the continuity of stock options:

Number of Weighted Average Stock Options Exercise Price CDN ($)

2007 2006 2005 2007 2006 2005

Outstanding at beginning of year	5,670,000	4,185,000	3,410,000	$0.33	$0.28	$0.26
Granted during year	3,423,500	2,380,000	775,000	1.41	0.49	0.36
Exercised during year	(1,250,000)	(200,000)	-	(0.49)	(0.38)	-
Cancelled or expired during year	(17,000)	(695,000)	-	(1.44)	(0.24)	-
Outstanding at end of year	7,826,500	5,670,000	4,185,000	$0.79	$0.33	$0.28

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

10. Stock Options (continued)

The following table reflects the stock options outstanding and exercisable as at January 31, 2007:

Exercise Price Options Black-Scholes Expiry Date CDN ($) Outstanding Value

April 25, 2007	0.26	960,000	$-
May 13, 2007	0.40	555,000	-
December 12, 2008	0.27	220,000	40,340
May 4, 2009	0.36	675,000	127,386
April 13, 2010	0.39	800,000	238,022
May 16, 2010	0.29	1,080,000	232,098
January 20, 2011	0.87	130,000	90,731
May 2, 2011	1.44	3,123,000	3,676,901
October 13, 2011	0.75	283,500	162,005

7,826,500 $ 4,699,250

On May 4, 2004, 775,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $150,606 ($206,150 CDN) was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.5%; estimated life, 5 years and volatility, 55%.

On April 13, 2005, 1,000,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $297,528 ($368,000 CDN) was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.70%; estimated life, 5 years and volatility, 166.65%.

On May 16, 2005, 1,080,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $232,098 ($294,840 CDN) was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.56%; estimated life, 5 years and volatility, 166.63%.

On January 20, 2006, 300,000 stock options were granted to directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $209,380 ($241,500 CDN) was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.89%; estimated life, 5 years and volatility, 155.46%.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

10. Stock Options (Continued)

On May 2, 2006 the Company granted 3,140,000 stock options to certain directors and a consultant. The options are exercisable at $1.44 CDN within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 145%, risk-free interest rate of 4.36% and an expected life of 5 years. The value assigned to the options is $3,699,045 ($4,094,560 CDN).

On October 13, 2006, the Company granted options to purchase 283,500 common shares of the Company to directors and a consultant. The options are exercisable at $0.75 CDN and expire within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 129%, risk-free interest rate of 4.00% and an expected life of 5 years. The value assigned to the options is $162,005 ($183,992 CDN).

For fiscal 2007, the weighted-average grant date fair value of these options was $3,861,050 (fiscal 2006 -$739,006; fiscal 2005 -$110,438) or $1.25 (fiscal 2006 -$0.31; fiscal 2005 -$0.14) per share.

The following table reflects the continuity of contributed surplus: Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Amount
Balance, January 31, 2004	$1,477,780
Options granted	150,606
Balance, January 31, 2005	1,628,386
Expired warrants	16,907
Options granted	739,006
Options exercised	(19,433)
Balance, January 31, 2006	2,364,866
Options granted	3,861,050
Options exercised	(178,155)
Options cancelled	(22,124)
Balance, January 31, 2007	$6,025,637

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

11. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

2007 2006

2005

Numerator: Loss for the year $ (5,431,480) $ (1,611,057) $ (475,409)

Denominator: Weighted average number of common share outstanding for basic and diluted loss per share 73,771,233 53,907,094 41,090,912

Basic and diluted loss per share $ (0.07) $ (0.03) $ (0.01)

The stock options and common share purchase warrants were not included in the computation of diluted loss per share on January 31, 2007, 2006 and 2005 as their inclusion would be anti-dilutive.

12. Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations:

2007 2006 2005

Net loss before income taxes reflected in consolidated statements of operations $ (5,431,480) $ (1,611,057) $ (475,409)

Expected income tax (recovery) $	(1,961,850)	$(581,914)	$(174,095)
Write-off of mineral properties	-	132,729	12,596
Deductible share issue costs	(147,480)	(81,049)	(40,612)
Stock option compensation expense	1,386,620	266,929	54,399
Amortization	195,153	69,306	5,464
Unrealised foreign exchange loss (gain)	137,627	(90,121)	(48,084)
Subsidiary losses capitalized for consolidation purpose	(477,262)	-	(32,835)
Difference between Canadian and foreign tax rates	6,343	2,404	1,730
Taxable benefits not recognized	860,849	281,716	221,437

Income tax (recovery) expense $ -$ -$

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

12. Income Taxes (Continued)

The following table reflects future tax assets at January 31, 2007, 2006 and 2005:

		2007	2006	2005
Unclaimed non-capital losses		$2,045,208	$1,290,242	$1,011,064
Unclaimed capital losses		7,991	16,421	15,184
Excess of undepreciated capital	cost allowance
over carrying value of capital	assets	276,422	118,216	20,712
Excess of unclaimed resource pools over
carrying value of mineral properties		551,169	834,748	453,543
Unclaimed share issue costs		418,785	261,945	116,362
	3,299,575	2,521,572 1,616,865
Valuation allowance	(3,299,575)	(2,521,572) (1,616,865)
Future income tax assets	$ -	$ -$ -

At January 31, 2007, the Company had unclaimed Canadian and foreign resource pools of $9,647,100 (CDN $11,376,300) consisting of Canadian Exploration Expenditure of $1,053,200 (CDN $1,242,000), Canadian Development Expenses of $254,400 (CDN $300,000), Foreign Resource Expenses of $8,339,500 (CDN $9,834,300), unclaimed share issue costs of $1,159,400 (CDN $1,367,300) and unclaimed non-capital losses carried forward of $5,726,400 (CDN $6,720,600), which will expire as follows:

2008	$210,100
2009	285,100
2010	551,200
2011	601,700
2015	692,300
2026	943,000
2027	2,443,000
$5,726,400

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

13. Related Party Transactions

2007 2006 2005

Due from related parties: The President and Director of the Company (i) $ 17,402 $ 18,049 $ 11,095 Sharpe Resources Corporation (ii) 104,984 108,293 51,142

$ 122,386 $ 126,342 $ 62,237

(i)
This advance is unsecured, non-interest bearing and has no set terms of repayment.
(ii)
Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.

Consulting fees include a bonus of $170,000 (2006 -$nil; 2005 -$nil) and salary of $252,621 (2006 -$96,192; 2005 -$nil)) paid to the President of the Company.

Consulting fees include salary of $48,923 (2006 -$nil; 2005 -$nil) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $12,155 (2006 -$nil; 2005 -$nil) was paid to the CFO of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

14. Contingencies

On October 11, 2006 the Company received a document purporting to constitute a requisition from a group of shareholder of the Company ("the Dissident Group") alleging that they hold more than 10% of the Company's shares. The documents received requested that a shareholders meeting be called to consider the removal and replacement of the existing board of directors of the Company.

The board of directors of the Company has reviewed these documents with the benefit of outside advice and has serious concerns with respect to whether such documents constitute a valid requisition under the New Brunswick Corporations Act.

While reserving all of its rights in this regard, the board of directors of the Company has called a meeting of shareholders in response to the purported requisition received from the Dissident Group at which the constitution of the Company's board of directors will be considered.

On October 28, 2006 the Company filed an action in the United States District Court for the Central District of California against the persons and entities who have identified themselves as belonging the Dissident Group. The Company alleges that the defendants violated section 13(d) of the Securities Exchange Act of 1934, 15

U.S.C.  78m(d), by failing to file a Schedule 13-D. On May 17, 2007, the Court ordered the striking of the defendants' answer and the Clerk of the Court entered defendants' default. A hearing on the Company's motion for entry of judgment is scheduled to be held by the Court on June 18, 2007.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

14. Contingencies (Continued)

There is pending action against Messrs. Luke Norman and Timothy Master, two former employees of the Company. The September 25, 2006 complaint alleges that while employed by the Company and thereafter, contrary to their duties to the Company, Norman and Master participated in a pattern of behavior which included the dissemination of misleading or incorrect information, interference with corporate operations, communications with shareholders without proper authority, soliciting votes from shareholders contrary to securities law, conspiring against management in an attempt to impair the business of the Company. In November 2006 Mr. Norman filed a counter complaint against the Company without specifying damages. In the opinion of the management this complaint is without merit.

The Company is seeking injunctive relief restraining Norman and Master from further communicating the alleged slander and misinformation regarding the Company. In addition to the injunctive relief, the Company seeks to recover damages for conspiracy to injure, defamation, slander, and special damages for breach of fiduciary duty.

15. Commitments

(i)
On January 1, 2006, the Company entered into a management employment agreement with the President of the Company for management and consulting services for $250,000 per annum which expires in January 1, 2011. On January 1, 2007 and on each January 1 during the term of the agreement, the compensation may be increased by 10% per annum. This agreement can be renewed for an additional five year.
(ii)
On October 23, 2006, the Company entered into an agreement with a company for investors' relation services for $7,500 per month which expires in October 31, 2007.

(iii) On October 25, 2006 (amended to be effective November 1, 2006), the Company entered into an employment agreement with the CFO for $5,000 per month which expires October 31, 2007. In addition, the Company is committed to issue options to purchase 100,000 shares of the Company as per the employment agreement. The options are exercisable at $0.60 until November 1, 2011. The fair value of the stock options is estimated to be $33,300 using the Black-Scholes option pricing model. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.91%; estimated life, 2.5 years and volatility, 92%.

(iv)
The Company is obligated to incur an additional $45,000 in option costs before the end of fiscal 2009 pursuant to the agreement of the Como Project.
(v)
The Company is obligated to incur an additional $144,000 in option costs before July 1, 2009 pursuant to the agreement of the Gold Wedge Project.
(vi)
The Company is obligated to incur an additional $120,000 in option costs before the end of fiscal 2010 pursuant to the agreement of the Railroad Project.

(vii) The Company is obligated to incur an additional $80,000 in exploration expenditures before June 30, 2010 pursuant to the agreement of the Mustang Canyon Project.

(viii) The Company is obligated to incur an additional $260,000 in exploration expenditures and $38,320 in option costs before July 31, 2011 pursuant to the agreement of the Darkstar gold property.

(ix) The Company is obligated to incur an additional $175,000 in option costs before the end of fiscal 2012 pursuant to the agreement of the Fondaway Project.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

16. Office and General

2007 2006 2005

Advertising and promotion $ Bad debts Corporate development Insurance Office and general Professional fees Travel

155,775 $ 110,236 $ 2,400 --38,610 85,380 27,762 24,243 37,758 31,108 13,425 67,652 40,582 67,319 268,156 46,887 26,924 4,241 9,930 20,366

$ 618,962 $ 266,505 $ 193,287

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(d), whereas under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Had the Company's consolidated balance sheets as at January 31, 2007 and 2006 been prepared using US GAAP, such balance sheets would be presented as follows:

2007 2006

Assets
Current
Cash and cash equivalents	$9,654,288	$795,095
Short-term investments	433,699	436,378
Available for sale securities	118,720	226,537
Sundry receivables and prepaids	141,827	1,261
Due from related parties	122,386	126,342
Reclamation bond Equipment, net Mineral properties -acquisition costs Mine development	10,470,920 181,767 2,056,392 468,107 739,048	1,585,613 131,767 1,258,994 187,415 445,529
	$13,916,234	$3,609,318
Liabilities Current Payables and accruals Asset retirement obligation	$202,157 181,767	$221,733 131,767
	383,924	353,500
Shareholders' Equity
Capital stock	24,822,439	11,251,645
Shares to be issued	-	119,325
Warrants	3,546,935	1,440,009
Additional paidin capital	5,879,511	2,218,739
Cumulative foreign currency translation adjustments	(84,632)	296,398
Cumulative adjustments to marketable securities	(374,510)	(266,692)
Deficit accumulated during the exploration stage	(20,257,433)	(11,803,606)

13,532,310 3,255,818

$ 13,916,234 $ 3,609,318

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

US GAAP requires the presentation of a statement of comprehensive income, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.

The cumulative-from-inception statements of operations and comprehensive income (loss), cash flows and changes in shareholder's equity under US GAAP are as follows:

Statements of Operations and Comprehensive Income (Loss): Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Cumulative
from inception		2007	2006	2005
Expenses
General and administrative	$ 2,499,742	$618,962	$266,505	$193,287
Consulting fees and payroll	1,513,777	443,693	295,707	213,504
Stock option compensation	4,768,878	3,838,926	739,006	150,606
General exploration	11,084,177	3,403,377	880,915	1,523,204
Depreciation	770,794	540,289	191,877	14,921
	20,637,368	8,845,247	2,374,010	2,095,522
Loss before the following	(20,637,368)	(8,845,247)	(2,374,010)	(2,095,522)
Write-down of advances to
related company	(75,506)	-	-	-
Gain on disposal of marketable
securities	47,988	-	-	-
Interest income	410,034	391,420	-	-
Repayment of interest	(67,117)	-	-	-
Gain on sale of 60% interest in
mineral property	78,124	-	-	78,124
Net loss before income taxes	(20,243,845)	(8,453,827)	(2,374,010)	(2,017,398)
Income taxes	-	-	-	-
Net loss	(20,243,845)	(8,453,827)	(2,374,010)	(2,017,398)
Comprehensive income items:
Foreign currency translation
gains (losses)	(84,632)	(381,030)	249,505	131,306
Recovery of (write-down) of
marketable securities	(374,510)	(107,817)	140,412	-
Comprehensive loss	$ (20,702,987)	$(8,942,674) $	(1,984,093) $	(1,886,092)
Net loss per common share
Basic and diluted		$(0.11) $	(0.04) $	(0.05)
Comprehensive loss per common share
Basic and diluted		$(0.12) $	(0.04) $	(0.05)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity: The changes in common stock since the commencement of the Company's exploration stage as required by US GAAP are as follows:

Amount Under Shares US GAAP

Issued to former shareholders of SRI Held by other shareholders	8,154,614 488,041	$ 1,318,566 467,467
Outstanding at June 26, 1996	8,642,655	1,786,033
Shares issued for mineral properties	1,400,000	667,204
Shares issued for services	200,000	126,465
Shares issued on warrants exercised	580,577	361,823
Shares issued for cash	500,000	329,936
Outstanding at January 31, 1997	11,323,232	3,271,461
Shares issued for mineral properties	200,000	134,250
Flow-through shares issued for cash	300,000	216,763
Shares issued for cash, less issue costs of $481,480	7,228,066	2,129,061
Shares issued for services	70,000	58,125
Outstanding at January 31, 1998	19,121,298	5,809,660
Share issue costs	-	(5,919)
Outstanding at January 31, 1999	19,121,298	5,803,741
Shares issued for cash, less issue costs of $4,092	951,494	61,578
Outstanding at January 31, 2000	20,072,792	5,865,319
Shares issued for cash, less issue costs of $54,246	3,043,667	377,614
Outstanding at January 31, 2001	23,116,459	6,242,933
Shares issued on warrants exercised	951,494	123,052
Cancellation of shares held in escrow	(4,836,615)	(1,279,287)
Outstanding at January 31, 2002	19,231,338	5,086,698
Shares issued for cash, less issue costs of $55,258	7,000,000	600,427
Shares issued on stock options exercised	910,000	88,290
Issued in exchange for mineral properties	1,000,000	171,125
Balance at January 31, 2003	28,141,338	5,946,540

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity (Continued):

Amount Under Shares US GAAP

Balance at January 31, 2003 Shares iIssued for cash, less issue costs of $266,372 Warrant valuation	28,141,338 6,000,000 -	5,946,540 845,292 (151,276)
Balance at January 31, 2004	34,141,338	6,640,556
Shares issued for cash, less issue costs of $360,964	7,395,000	1,486,784
Warrant valuation	-	(428,918)
Shares issued to broker as compensation	349,680	91,117
Shares issued on warrants exercised	1,257,500	318,352
Fair value of warrants exercised	-	90,345
Balance at January 31, 2005	43,143,518	8,198,236
Shares issued for cash, less issue costs of $295,750	12,131,000	3,117,705
Warrant valuation	-	(1,132,581)
Shares issued to broker as compensation	127,000	35,553
Shares issued on warrants exercised	2,221,060	692,984
Fair value of warrants exercised	-	255,491
Shares issued on stock options exercised	200,000	64,824
Fair value of stock options exercised	-	19,433
Balance at January 31, 2006	57,822,578	11,251,645
Shares issued after January 31, 2006	100,000	119,325
Shares issued for cash, less issue costs of $879,172	12,975,967	12,407,590
Warrant valuation	-	(2,847,058)
Shares issued on warrants exercised	6,126,730	2,639,865
Fair value of warrants exercised	-	740,133
Shares issued on stock options exercised	1,250,000	332,784
Fair value of stock options exercised	-	178,155

Balance at January 31, 2007 78,275,275 $ 24,822,439

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Other changes in shareholders' equity are presented as follows:

Cumulative					Deficit
foreign				Cumulative	accumulated
Additional			currency	adjustments	during the
paid in			translation	to marketable	development
Warrants		capital	adjustments	securities	stage
Balance, January 31, 2004	$151,276	$1,331,654	$ (84,413)	$ (407,106)	$ (7,412,198)
Warrant exercise, fair value	(55,200)	-	-	-	-
Issue of warrants, fair value	579,065	-	-	-	-
Warrant call	(90,345)	-	-	-	-
Stock options	-	150,606	-	-	-
Net (loss) income	-	-	-	-	(2,017,398)
Other comprehensive
income items	-	-	131,306	-	-
Balance, January 31, 2005	584,796	1,482,260	46,893	(407,106)	(9,429,596)
Warrant exercise, fair value	(255,941)	-	-	-	-
Issue of warrants, fair value	1,132,581	-	-	-	-
Warrant expiry, fair value	(21,427)	-	-	-	-
Stock options	-	739,006	-	-	-
Stock option exercise,
fair value	-	(19,433)	-	-	-
Stock options expired,
fair value	-	16,907	-	-	-
Net (loss) income	-	-	-	-	(2,374,010)
Other comprehensive
income items	-	-	249,505	140,413	-
Balance, January 31, 2006	1,440,009	2,218,740	296,398	(266,693)	(11,803,606)
Warrant exercise, fair value	(740,132)	-	-	-	-
Issue of warrants, fair value	2,847,058	-	-	-	-
Stock options	-	3,838,926	-	-	-
Stock option exercise,
fair value	-	(178,155)	-	-	-
Net (loss) income	-	-	-	-	(8,453,827)
Other comprehensive
income items	-	-	(381,030)	(107,817)	-
Balance, January 31, 2007	$3,546,935	$5,879,511	$(84,632)	$(374,510)	$ (20,257,433)

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Statement of Cash Flows: Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Cumulative
from
Inception		2007	2006	2005
Operating activities
Net loss	$ (20,243,845)	$(8,453,827)	$(2,374,010)	$(2,017,398)
Depreciation	770,794	540,289	191,877	14,921
Stock option compensation	4,768,878	3,838,926	739,006	150,606
Expenses settled by the issue
of common shares	184,610	-	-	-
Exploration expenditures settled
by the issue of common shares	2,199,799	-	-	-
Gain on disposal of marketable
securities	(47,988)	-	-	-
Write-down of advances to related
company	554,846	-	-	-
Increase in sundry receivables
and prepaids	(141,827)	(140,566)	(484)	(62,455)
(Increase) decrease in advances
to related company	(677,231)	3,956	(64,105)	-
Increase (decrease) in payables
and accruals	202,157	(19,576)	117,646	(2,091)
	(12,429,807)	(4,230,798)	(1,390,070)	(1,916,417)
Financing activities
Issue of common shares, net of
issue costs	27,003,885	15,380,240	4,025,421	1,991,200
Asset retirement obligation	181,767	50,000	-	131,767
	27,185,652	15,430,240	4,025,421	2,122,967

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Statement of Cash Flows (Continued):

Cumulative from Inception 2007 2006 2005

Investing activities
Increase in short-term investments	(433,699)	2,679	(436,378)	-
Increase in funds held in trust	-	-	-	75,000
Purchase of equipment	(2,827,187)	(1,337,687)	(1,413,136)	-
Acquisition of mineral rights	(468,107)	(280,692)	(187,415)	-
Mine development costs	(739,048)	(293,519)	(445,529)	-
Purchase of marketable securities	(1,057,976)	-	-	(78,124)
Reclamation bond	(181,767)	(50,000)	-	(131,767)
Proceeds on disposal of marketable
securities	690,859	-	-	-
Foreign currency translation adjustments	(5,016,925) (84,632)	(1,959,219) (381,030)	(2,482,458) 249,505	(134,891) 131,306
Cash and cash equivalents Net increase (decrease) Beginning of period	9,654,288 -	8,859,193 795,095	402,398 392,697	202,965 189,732
End of period	$9,654,288	$9,654,288	$795,095	$392,697

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Recent US GAAP accounting pronouncements

In March 2004, the FASB ratified a consensus reached by the Emerging Issues Task Force (“EITF”) on Issue No. 4-2 entitled “Whether Mineral Rights are Tangible or Intangible Assets.” This consensus requires that costs to acquire mineral rights (defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits) as tangible assets. This consensus was effective for years beginning after March 2004 and has been applied in the January 31, 2006 balance sheet. Prior to the adoption of this consensus, the Company accounted for mineral rights costs with exploration costs as expense when incurred.

In March 2005, the FASB ratified a consensus reached by the EITF on Issue No. 4-6 entitled “Accounting for Stripping Costs Incurred during Production in the Mining Industry.” This consensus affects the accounting for costs of removing overburden and waste materials during the production phase of a mine. The consensus requires that stripping costs are to be accounted for as variable production costs and charged to operations during the period that the stripping costs are incurred. This consensus is required to be adopted in the fiscal year ending January 31, 2007. This consensus has had no effect in the current fiscal year since the Company is not yet in the production phase.

In May 2005, the FASB issued SFAS 154 Accounting Changes and Error Corrections, effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The adoption of this accounting principle had no effect on the financial statements.

In July 2006, the FASB issued FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company does not expect a material effect on the financial statements from the adoption of this standard.

In September 2006, the FASB issued Statement 157 "Fair Value Measurements". Statement 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company is currently evaluating the potential impact, if any, that the adoption of Statement 157 "Fair Value Measurements" will have on the financial statements.

In Febrary 2007, the FASB issued Statement 159 "Fair Value Option". Statement 159 will become effective for financial statements issued for fiscal years beginning November 15, 2007, and interim periods within those fiscal years. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurment for accounting for financial instruments. The Company is currently evaluating potential impact, if any, that the adoption of statement 159 "Fair Value Option" will have on the statements.

18. Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Royal Standard Minerals Inc. (“RSM”, “Corporation” or “Company”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the year ended January 31, 2007. The MD&A was prepared as of May 23, 2007 and should be read in conjunction with the audited annual financial statements for the year ended January 31, 2007 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Nevada, with projects in Nye, Elko, Churchill and Lyon Counties, Nevada. The Corporation’s common shares are listed on the TSX Venture Exchange symbol RSM and on the US OTC:BB symbol RYSMF.

The Gold Wedge project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was the major focus of the Company in fiscal 2007 and will continue to be its focus in fiscal 2008.

The Corporation has been evaluating other investment opportunities in Nevada as part of an effort to improve upon the Corporation’s production capacity. Capital for the development of the current controlled projects and any future acquisitions are envisioned to come from equity and debt financing.

Results of Operations

The net loss for the year ending January 31, 2007 was $5,431,480 as compared to the net loss of $1,611,057 for the year ending January 31, 2006. The difference of $3,820,423 is principally the result of compensation expense resulting from stock options granted to officers, directors and a consultant during the current year in the amount of $3,838,926 versus $739,006 in the prior year for an increase of $3,099,920.

General and Administrative expenses increased from $266,505 for the year ended January 31, 2006 to $618,962 for the year ended January 31, 2007. The increase of $352,457 is mainly the result of Professional Fees which increased by $221,269, Corporate Development Expense which increased by $57,618 and Advertising Expense which increased by $45,539. Amortization increased from $191,877 in 2006 to $540,289 in 2007, for an increase of $348,412, and consulting fees which increased from $295,707 for the year ended January 31, 2006 to $443,693 for the year ending January 31, 2007, for an increase of $147,986. All increases are a direct result of increased activity on the Company’s mineral projects.

Offsetting the aforementioned increases in expenses is interest income of $391,420 for the year ended January 31, 2007 versus none for the same period in 2006. In addition, the Company wrote off exploration properties amounting to $367,467 during the year ending January 31, 2006 versus none for the year ending January 31, 2007.

The Company owns a 100% interest in eight (8) projects in four (4) gold-silver districts in Nevada. These projects include the Goldwedge project in Nye County, the Pinon, Railroad, Mustang Canyon, and Dark Star projects in Elko County, the Fondaway Canyon, Dixie, and Comstock projects in Churchill County and the Como project in Lyon County, Nevada.

Gold Wedge Project

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). RSM has commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts are constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily for potential gold mineralization. The bulk sampling program is well underway and includes several month of stockpiled material on the surface. During the period from November to April a regrinding circuit was installed to improve upon gold recoveries. Currently surface infrastructure at Goldwedge includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company has agreed to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

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

Other Projects

The Company signed an Exploration and Option Agreement with Metallic Ventures ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada. The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43101 report, the Company will earn a 50% interest in the project. The Company may terminate the Agreement at any time after spending the initial $20,000 by providing 30 days written notice to Metallic. When the Company has exercised its option to acquire a 50% interest in the project, Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis. Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. The Company will be the operator of the joint venture as long as it has at least a 50% interest in the joint venture.

Liquidity and Capital Resources

The Company’s cash and cash equivalents balance as of January 31, 2007 was $9,654,288 compared to $795,095 at January 31, 2006, an increase of $8,859,193. The increase is attributable to the private placement offerings completed during the first quarter of 2006. The Company also had $433,699 in short term investments at January 31, 2007, compared to $436,378 in 2006.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

On March 31, 2005 the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional share of common stock at a price of $0.50 CDN until March 31, 2007.

In addition, the agent for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants. Each warrant entitles the agent to acquire one additional share of common stock of the Company at an exercise price of $0.50 CDN until March 31, 2007.

A second round of the financing was completed on April 26, 2005, whereby 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one share of the Company’s common stock at a price of $0.50 CDN per share until April 26, 2007.

As partial compensation for their services, the agents for this financing received 45,000 common shares and 247,500 warrants, each warrant entitles the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one share of common stock at a price of $0.50 CDN per share until May 5, 2007.

Current assets as at January 31, 2007 were $10,438,324 as compared to $1,445,200 at January 31, 2006. Exploration properties at January 31, 2007 were $7,788,107 compared to $3,810,519 at January 31, 2006 and represent an increase of $3,977,588. Equipment increased from $1,258,994 at January 31, 2006 to $2,056,392 at January 31, 2007 resulting in an increase of $797,398, net of amortization. Both increases are the result of continued construction at the Gold Wedge Project. Total assets as at January 31, 2007 were $20,464,590 as compared to $6,646,480 at January 31, 2006. This represents an increase of $13,818,110 and is due primarily to cash remaining from the aforementioned private placement offerings and continued operations on the Gold Wedge project.

Current liabilities as at January 31, 2007 were $202,157 compared to $221,733 at January 31, 2006, and represent current trade payables.

Management believes that, subject to the achievement of significant revenue producing operations, equity and debt financings will remain the single major source of cash flow for the Corporation. However, there is no assurance that the Company can successfully obtain such financings in future periods.

The Corporation is authorized to issue an unlimited number of Common Shares of which 78,275,275 are outstanding as at January 31, 2007. As at January 31, 2007 the Corporation had outstanding options to purchase 7,826,500 common shares with exercise prices from $0.26-1.44 CDN per share and expiration dates ranging from April 2007 to October 2011. The Corporation also had 11,219,283 Warrants outstanding as of January 31, 2007. The exercise prices of the Warrants range from $0.50 CDN to $1.75 CDN and, if not exercised, expire from March 2007 through April 2008. (See notes 8-10 of the Company’s January 31, 2007 audited financial statements for more details about the Company’s stock, stock options and warrants.)

Selected Annual Financial Information

The following selected financial information is derived from the annual financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

		January 31		Cumulative from date of inception 6/26/1996
	2007	2006	2005
Statement of Operations
Revenue	0	0	0	$0
Interest Income	391,420	0	0	410,034
Administrative Expenses	5,441,870	1,493,095	572,318	9,705,242
Net loss for the year	(5,431,480)	(1,611,057)	(475,409)	14,154,630
Deficit, beginning of year	(9,463,890)	(7,852,833)	(7,377,424)	(740,740)
Deficit, end of year	(14,895,370)	(9,463,890)	(7,852,833)	(14,895,370)
Earnings (loss) per common share basic and diluted	(0.07)	(0.03)	(0.01)
Balance Sheet	2007	2006
Current Assets	10,438,324	1,445,200
Interest in Mineral Properties and Related Deferred Exploration Costs	7,788,107	3,810,519
Equipment, Net	2,056,392	1,258,994
Current Liabilities	(202,157)	(221,733)

Selected Quarterly Financial Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos Ended January 31, 2007	3 Mos Ended October 31, 2006	3 Mos Ended July 31, 2006	3 Mos Ended April 30, 2006	3 Mos Ended January 31, 2006	3 Mos Ended October 31, 2005	3 Mos Ended July 31, 2005	3 Mos Ended April 30, 2005
Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses 1	$686,309	($743,184)	($4,967,218)	($417,777)	($669,034)	($170,726)	($314,585)	($338,750)
Other Income (Losses), net 2	(356,661)	283,730	529,013	(445,692)	67,142	(197,916)	16,328	(3,516)
Net Income (Loss)	329,648	($459,454)	($4,438,205)	($863,469)	($601,892)	($368,642)	($298,257)	($342,266)
Net Income (Loss) per Common share basic and diluted	(0.00)	(0.00)	(0.06)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)

1 Expenses in the 3 months ended January 31, 2007 reflect an adjustment of $1,749,130 for payroll and related expenses which were capitalized to the Gold Wedge Project in Mineral Properties. 2 Other Income (Losses) consists of interest income, write-off of mineral properties and foreign exchange gains and losses, shown net.

Exploration Properties

The following table reflects the exploration properties and expenditures during the year ending January 31, 2007. For more information refer to Note 5 of the January 31, 2007 audited financial statements.

Additions
Opening Balance		(See details	Ending Balance
January 31, 2006		below)	January 31, 2007
Gold Wedge Project	$2,636,862	$3,516,345	$6,153,207
Pinon Project	762,285	385,974	1,148,259
Railroad Project	175,670	40,143	215,813
Fondaway Project	127,652	35,126	162,778
Como Project	108,050	0	108,050

$3,810,519 $3,977,588 $7,788,107

Detail of Mineral Properties
Cumulative
from date of
inception of
exploration
For the years ended January 31	2007	2006	2005	phase

Gold Wedge Project

Opening balance

Property Acquisition costs Travel Mine development costs Drilling General exploration Professional fees Consulting fees and payroll Office and general Analysis and assays Supplies, Equipment and

$2,636,862 $1,460,443 $264,119 $0

171,376 184,892 77,737 70,862 293,519 237,867 53,185 78,790

5,023 38,776 0 33,740 1,377,706 243,297 335,767 79,701 30,063 22,240

111,122 506,39940,770 212,553 207,662 741,133146,441 278,416

8,188 133,35329,513 72,636 619,528 2,324,926 0 415,968 18,222 94,722

1,171,969 186,254 14,878 1,373,101

transportation Activity during the period 3,516,345 1,176,419 1,196,324 6,153,207 Closing balance $6,153,207 $2,636,862 $1,460,443 $6,153,207

Pinon Project

Opening balance

Property Acquisition costs Travel Drilling General exploration Professional fees Office and general Geologist Consulting fees Reclamation costs Analysis and assays Supplies, Equipment and $762,285 $600,538 $511,043 $0

34,047 40,258 0 801

8,333 72,780 00 00

15,296 2,698

0 25,008 151,133 19,537 167,785 0

9,380 382

42,156 425,5701,201 11,8502,259 130,600

0 7,765

0 66,273 7,983 43,7073,127 32,6536,192 194,902

0 167,785 26,577 66,871

0 283 0 283

transportation Activity during the period 385,974 161,747 89,495 1,148,259 Closing balance $1,148,259 $762,285 $600,538 $1,148,259

Cumulative
from date of
inception of
exploration
For the years ended January 31	2007	2006	2005	phase
Railroad Project
Opening balance	$175,670	$175,670	$122,732	$0
Property Acquisition costs	40,143	0	52,938	215,813
Activity during the period	40,143	0	52,938	215,813
Closing balance	$215,813	$175,670	$175,670	$215,813
Fondaway Project
Opening balance	$127,652	$96,028	$43,999	$0
Property Acquisition costs	35,126	31,624	51,678	162,427
Analysis and assays	0	0	351	351
Activity during the period	35,126	31,624	52,029	162,778
Closing balance	$162,778	$127,652	$96,028	$162,778
Como Project
Opening balance	$108,050	$86,330	$126,124	$0
Property Acquisition costs	0	0	0	35,695
Travel	0	0	0	2,806
Geologist	0	0	0	5,098
Consulting	0	0	0	41,532
Rent	0	21,720	0	53,575
Analysis and assays	0	0	0	9,138
Written off	0	0	(39,794)	(39,794)

Activity during the period 0 21,720 (39,794) 108,050 Closing balance $108,050 $108,050 $86,330 $108,050

Cumulative from date of inception of exploration For the years ended January 31 2007 2006 2005 phase

Manhattan Project
Opening balance	$0	$191,065	$172,031	$0
Property Acquisition costs	0	0	0	$27,707
Travel	0	0	0	28,253
General exploration	0	1,458	19,034	63,219
Consulting	0	0	0	47,743
Analysis and assays	0	0	0	25,601
Written off	0	(192,523)	0	(192,523)

Activity during the period 0 (191,065) 19,034 Closing balance $0 $0 $191,065 $0

Other Projects
Opening balance	$0	$54,053	$13,396	$0
Cumulative expenditures
from date of
inception	0	0	0	3,410,396
Expenditures during the
period	0	120,891	40,657	161,548
Written off	0	(174,944)	0	(3,571,944)
Activity during the period	0	(54,053)	40,657	0
Closing balance	$0	$0	$54,053	$0
TOTAL	$7,788,107	$3,810,519	$2,664,127	$7,788,107

Transactions with Related Parties

2007		2006	2005
Due from (to) related parties The President & Director of the Company(1)Sharpe Resources Corporation(2)	$17,.402 104,984	$18,049 108,293	$11,095 51,142
	$122,386	$126,342	$62,237
(1)
This advance is unsecured, non-interest bearing and has no set terms of repayment.
(2)
Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.

Consulting fees include a bonus of $170,000 (2006 - $nil; 2005 - $nil) and salary of $252,621 (2006 - $96,192; 2005 - $nil) paid to the President of the Company.

Consulting fees include salary of $48,923 (2006 - $nil; 2005 $nil) paid to an employee who is also a family member of the President and Director of the Company.

Consulting fees include compensation of $12,155 (2006 - $nil; 2005 - $nil) paid to the CFO of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Lawsuit

On October 11, 2006 the Company received a document purporting to constitute a requisition from a group of shareholder of the Company (“the Dissident Group”) alleging that they hold more than 10% of the Company’s shares. The documents received requested that a shareholders meeting be called to consider the removal and replacement of the existing board of directors of the Company.

The board of directors of the Company has reviewed these documents with the benefit of outside advice and has serious concerns with respect to whether such documents constitute a valid requisition under the New Brunswick Corporations Act.

While reserving all of its rights in this regard, the board of directors of the Company has called a meeting of shareholders in response to the purported requisition received from the Dissident Group at which the constitution of the Company’s board of directors will be considered.

On October 28, 2006, the Company filed an action in the United States District Court for the Central District of California against the persons and entities who have identified themselves as belonging to the Dissident Group. The Company alleges that the defendants violated section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C.   78m(d), by failing to file a Schedule 13-D. On May 17, 2007, the Court ordered the striking of the defendants’ answer and the Clerk of the Court entered defendants’ default. A hearing on the Company’s motion for entry of judgment is scheduled to be held by the Court on June 18, 2007.

There is a pending action against Messrs. Luke Norman and Timothy Master, two former employees of the Company. The September 25, 2006 complaint alleges that while employed by Royal Standard and thereafter, contrary to their duties to Royal Standard, Norman and Master participated in a pattern of behavior which included the dissemination of misleading or incorrect information, interference with corporate operations, communications with shareholders without proper authority, soliciting votes from shareholders contrary to securities law, conspiring against management in an attempt to impair the business of Royal Standard. In November 2006 Mr. Norman filed a counter complaint against Royal Standard Minerals Inc. without specifying damages. In the opinion of management this complaint is without merit.

The Company is seeking injunctive relief restraining Norman and Master from further communicating the alleged slander and misinformation regarding the Company. In addition to the injunctive relief, the Company seeks to recover damages for conspiracy to injure, defamation, slander, and special damages for breach of fiduciary duty.

Changes in Accounting Policies

The Accounting Standard Board issued new accounting standards, effective for financial statements relating to fiscal years beginning on or after October 1, 2006, dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. Consistent with US and international reporting requirements, these standards require that certain gains and losses be recorded in a separate statement as comprehensive income. Fair value is considered the most relevant measure for financial instruments, which are any contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. The company intends to adopt these policies effective February 1, 2007 and will report comprehensive income, equity and financial instruments in accordance with the relevant sections of the CICA Handbook (sections 1530, 3251, and 3855, respectively).

In addition to disclosing a new comprehensive income statement, the primary effect on the Company will be that all financial instruments will be measured at fair value. The Company will be required to separately disclose available-for-sale financial assets, which are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to maturity investments, or held for trading.

Any gains and losses arising from a change in the fair value of a financial asset or financial liability that is classified as held for trading (including assets previously disclosed as marketable securities, but excluding hedges) will be recognized in net income in the periods in which they arise. Certain gains and losses on financial assets classified as available for sale will be recognized in other comprehensive income until the financial asset is no longer recognized or becomes impaired.

Disclosure Controls and Procedures

RSM’s President and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining the Company’s disclosure controls and procedures. Access to material information is facilitated by the small size of RSM’s management team. The President and the CFO, after evaluating the effectiveness of the RSM disclosure controls and procedures as of January 31, 2007, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to RSM and its subsidiaries would have been known to them.

The President and CFO have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

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

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in the precious metal prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.royalstandardminerals.com.

\s\ Roland M. Larsen

Roland M. Larsen President

Heathsville, VA June 11, 2007

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROYAL STANDARD MINERALS INC. (Registant) /s/ Roland M. Larsen Roland M. Larsen, President & CEO

Date: July 27, 2007

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

Date: July 27, 2007

\s\ Roland M. Larsen Roland M. Larsen President & CEO

CERTIFICATIONS

I, Samuel Gulko, certify that:

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

Date: July 27, 2007

\s\ Samuel Gulko Samuel Gulko Chief Financial Officer

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Royal Standard Minerals Inc. (“the Company”), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending January 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Roland M. Larsen Roland M. Larsen Chief Executive Officer July 27, 2007

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Samuel Gulko, Director of Royal Standard Minerals Inc. (“the Company”), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending January 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Samuel Gulko Samuel Gulko Chief Financial Officer July 27, 2007