Form 20-F/A
ROYAL STANDARD MINERALS INC
filed 2008-01-18
CIK 1027162

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0288 Expires: September 30, 2007
Estimated average burden Hours per response: 2631.00

FORM 20-F Amendment I

(Mark One)

______REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

__X_____ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
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

______Yes __X___No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check Below)

Large accelerated filer _____ Accelerated filer _____ Non-accelerated filer __X___

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

______Yes _____No

PART I
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	9
A.	History and development of the company	9
B.	Business overview	9
C.	Organizational structure	16
D.	Property, plants and equipment	16
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37
A.	Operating results	37
B.	Liquidity and capital resources	42
C.	Research and development, patents and licenses, etc.	45
D.	Trend information	45
E.	Off balance sheet arrangements	45
F.	Tabular disclosures of contractual obligations	45
G.	Safe harbor	46
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	46
A.	Directors and senior management	46
B.	Compensation	48
C.	Board practices	52
D.	Employees	56
E.	Share ownership	57
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	57
A.	Major shareholders	57
B.	Related party transactions	57
C.	Interests of experts and counsel	58
ITEM 8	FINANCIAL INFORMATION	58
A.	Consolidated statements and other financial information	58
B.	Significant changes	59
ITEM 9	THE OFFER AND LISTING	59
A.	Offer and listing details	59
B.	Plan of distribution	61
C.	Markets	61
D.	Selling shareholders	61
E.	Dilution	61
F.	Expenses of the issue	61
ITEM 10	ADDITIONAL INFORMATION	61
A.	Share capital	61
B.	Memorandum and articles of association	61
C.	Material contracts	61
D.	Exchange controls	62
E.	Taxation	65
F.	Dividends and paying agents	65
G.	Statement by experts	65
H.	Documents on display	66
I.	Subsidiary information	66
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	66

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

Year Ended December 31,	2002	2003	2004	2005	2006
High for the period	.8532	.7738	.8493	.8689	.9148
Low for the period	.7992	.6329	.7196	.7871	.8475
Average rate for the period(1).	.8308	.7186	.7716	8253	.8821
Rate at end of period	.8358	.7738	.8308	.8577	.8581

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

Royal Standard Minerals Inc. herein referred to as "Royal Standard" or the "Company", was incorporated pursuant to the laws of Canada by articles of incorporation dated December 10, 1986 under its former name, Ressources Minieres Platinor Inc. ("Ressources"). On April 30, 1996, Royal Standard shareholders approved the acquisition of all the issued and outstanding shares of Southeastern Resources, Inc. ("Southeastern") in a reverse take-over transaction. Pursuant to this transaction, articles of amendment were filed effective May 14, 1996, pursuant to which the name of Royal Standard was changed to its current form of name and its shares issued and outstanding at that time were consolidated on a 7.5:1 basis. On June 28, 1996, the Common Shares commenced trading on the Montreal Exchange. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange symbol RSM. The Company also trades in the United States Overthe-Counter Bulletin Board symbol RYSMF.

The registered office of Royal Standard is located at 360 Bay Street, Suite 500, Toronto, Ontario M5H, 2V6 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473. The Company also has an office at One Main Street, Manhattan, Nevada, 89022.

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

Como Project

Goldstrike
Carlin Trend
Elko
Rain District
Fondaway Canyon Project
Piñon and Railroad
Reno
Project
Round Mtn
Manhattan-Round Mountain Caldera Trend
Goldwedge Project
Las Vegas

Goldwedge Project

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

The Railroad project increased the property position within the district to approximately 10,500 acres of leases and includes unpatented and patented mining claims. This effort included the acquisition of nearly 500 unpatented and 19 patented mining claims that lie south of Newmont's Mining's Rain district in Elko County, Nevada.

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

The Pinon and Railroad projects include approximately 17,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM's current effort is to identify and develop near surface oxide gold-silver deposits. Approximately 600 shallow drill holes have been completed on 6 near surface gold-silver deposits. The depth extensions of these deposits are not well understood, as deeper drilling has not been sufficient to develop an acceptable understanding of this mineralization.

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

The Manhattan/Round Mountain Caldera program is the Company's most advanced district play includes the Goldwedge advanced exploration program. The land position in the Manhattan Mining District is comprised of 70 unpatented and 3 patented lode-mining claims. An underground development program to include drill testing the extensions of the Goldwedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the gold resource estimates.

Freeport Gold, Tenneco (Echo Bay) recognized the potential of the district (to include the Goldwedge deposit that is currently under control by RSM) however, these deposits were not suited for open pit mining. At that time the large mining companies did not consider the underground development projects feasible. Although Sunshine Mining Co. considered an underground mine development in 1988 on the Goldwedge deposit, continued exploration by Crown Resources and others on the Company's claims indicated sections (5+'-30') of potentially mineable grades greater than 0.5 opt gold. The continued downturn in the gold market, tightened corporate budgets and high holding costs for the properties forced many companies to turn back the land positions to the claim owners. Currently, the Company controls approximately 4,000 feet of strike length. Approximately 1,000-1,200 feet of this strike length has been drill tested indicating positive results.

C. Organizational structure.

The Company has four wholly owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States Companies.

D. Property, plants and equipment.

The registered office of Royal Standard is located at 360 Bay Street, Suite 500, Toronto, Ontario M5H, 2V6 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473. The Company also has an office at One Main Street, Manhattan, Nevada, 89022.

Nevada Projects

Goldwedge Project

The Gold Wedge Project is located in the Manhattan Mining District, section 18, T8N, R43E, Mount Diablo Meridian, 1/2 mile west of the town of Manhattan in Nye County, Nevada, (Figure 1 below). Located within the southern Toquima Range of central Nevada, the elevation ranges from 6,800 feet to 7,800 feet. The topography is gently rising to rolling and ruggedly steep along the north-south trending mountain range. The resource occurs under a gravel covered dry drainage valley north of paved highway 377. The town of Tonopah is 50 miles south of the deposit and is considered the most favorable location for accommodations. Tonopah is also the county seat for Nye County.

Currently Sierra Power, a commercial electric supplier, services this site. The Company has all of the necessary water rights secured from the State of Nevada.

LOCATION MAP

Source: RSM 2003

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

The project ownership includes staked BLM lands; options of BLM claims owned by others and patented mining claims owned by the Company. All payments, maintenance fees, option payments and taxes to state and federal authorities are current under state and federal guidelines. The land position controlled by RSM on the Goldwedge Project area is shown below:

Claim Name	Claim Type	BLM Serial # or Patent #
Goldwedge	Unpatented	NMC 96294 -96297
Goldwedge 1-3	Unpatented	NMC 96294-96297
Orpahnt	Patents	4095
Copper Farm-Eldorado #2	Patents	2876
GW 1-34	Unpatented	NMC 826458-826460, 824432
		824436,826461-826476, 829859
		829863, 834113

Location of Claims

# of Claims/Acres/Owner
Importance to Development
Goldwedge Deposit (option to Purchase 100% for $200,000)	4 Claims/50 Acres/Hill	90% of known measured deposit and most of know indicated deposit, 3% NSR, - 5-year lease term, renewable

North Plunge of Goldwedge Deposit and 1.5 miles of Mineralized Caldera Margin Trend (RSM owns 100% of Unpatented Claims)	34 Claims/450 Acres/RSM	Largest deep inferred and unexplored mineralized caldera margin

South End of Goldwedge Deposit and East Caldera Margin Trend (RSM owns 100% of Patent Claim	1 Claim/20.03 Acres/RSM (Orphant Patent)	Approximately 5% of known deposit, Private Land for Decline and Plant Site, and 1,500 feet of mineralized caldera trend, facility site plan, 1% NSR

Goldwedge - Manhattan Project Area

Claim Name	BLM Serial No.	Nye County Recorder Book/Page
April Fool	117977
April Fool Fraction	117978
Tip Top	117979
War Eagle	117980
Future	117981	108/106
Future No. 01	117982	108/106
Future No. 02	117093	108/107
Future No. 03	117984	108/107
ABB No. 23	744305
ABB No. 24	744306

PATENTED CLAIMS
Claim Name	Parcel #	Property Loc.
Ida and Lottie	000-006-74	CLMS 2 LODE
Wolftone and Wolftone Fraction	000-1575	CLMS 2 LODE

KEYSTONE-JUMBO PROJECT AREA
Claim Name	BLM Serial No.	Nye County Recorder Book/Page
WC NO. 01	443681	367/82
WC NO. 03	443682	367/84
WC NO. 05	443683	367/86
WC NO. 07	443684	367/88
WC NO. 09	443685	367/90
WC NO. 11	443687	367/92
WC NO. 45	443704	367126
WC NO. 47	443705	367/128
WC NO. 49	443706	367/130
WC NO. 51	260915	367/132
WC NO. 53	260917	367/134
WC NO. 55	443707	367/136
WC NO. 63	443712	367/144
WC NO. 64	443713	367/145
WC NO. 65	443714	367/146
WC NO. 66	443715	367/147
WC NO. 67	443716	367/148
WC NO. 68	443717	367/149
WC NO. 145	443754	367/226
South Main NO. 11	443756	342/278
South Main NO. 13	241446	.342/280
Claim Name	BLM Serial No.	Nye County Recorder Book/Page
CAPITAL	117967	88/15
CAPITAL NO. 01	117968	88/15
CAPITAL NO. 02	117969	88/16
CAPITAL NO. 03	117970	88/16
CAPITAL FRACTION	117971	91/373
KEYSTONE JR.	117967	124/539
APRIL FOOL NO. 01	117985	124/539
BIG SAM	117986	124/537
FORD	117987	124/537
FORD NO. 02	117988	124/538
FORD NO. 03	117989	124/538
BONANZA	117990	124/538

Wm. Michael Donovan Jr., Professional Land Surveyor #2617, surveyed the land holdings in the immediate vicinity of the deposit to determine the exact land boundaries in relation to the gold deposit. These boundary locations will be used for determining royalty allocation if the remaining leased property is not purchased prior to the start of production. RSM currently has a 3.0% NSR royalty obligation that can be purchased for US$200,000 minus past lease payments of $15,000. This purchase option may be exercised prior to any full production decision. The Project's land holdings have been properly filed in year 2004 with all title payments currently paid. Holding costs, buyout costs and royalties will be even lower with the lease purchase and have little impact on the project's economics.

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

Expenses during 2005 on the Goldwedge project were $1,176,419. In 2006 expenses were $3,516,345 bringing total RSM expenses on this project to $6,153,207 (a detailed table of expenses follows). Future expenditures are expected to be an additional $1 million over the next two years.

For the years ended January 31	2007	2006	2005	Cumulative from date of inception of exploration phase
Gold Wedge Project
Opening balance	$2,636,862	$1,460,443	$264,119	$0
Property Acquisition costs	171,376	184,892	111,122	506,399
Travel	77,737	70,862	40,770	212,553
Mine development costs	293,519	237,867	207,662	741,133
Drilling	53,185	78,790	146,441	278,416
General exploration	5,023	38,776	8,188	133,353
Professional fees	0	33,740	29,513	72,636
Consulting fees and payroll	1,377,706	243,297	619,528	2,324,926
Office and general	335,767	79,701	0	415,968
Analysis and assays	30,063	22,240	18,222	94,722
Supplies, Equipment and
transportation	1,171,969	186,254	14,878	1,373,101
Activity during the period	3,516,345	1,176,419	1,196,324	6,153,207
Closing balance	$6,153,207	$2,636,862	$1,460,443	$6,153,207

The underground program has several objectives including a test mining program and the establishment of the appropriate mining methods that will be applied to the future development of the property.

The underground development as well as surface and underground drilling will be directed toward expanding the resources on this property as well as the completion and testing of the recovery plant design.  The gold recovery plant has been modified to include two ball mill circuits and will include a floatation circuit.

The results of the last 12 months support further investment and a continuation of the test mining and milling program established in late 2004 for this project.  The projected expenditures for the next 12 months are expected to be approximately $2 million.   Funding will include approximately $1.5 million allocated to underground development and the continuation of the test mining and approximately $0.5 million of this funding will be allocated to an underground and surface drilling program.  The balance of approximately $0.5 million will be allocated to plant modification to include the addition of another ball mill and other  material handling improvements.  All of this work will be supervised by the CEO and carried out by experienced miners and plant employees currently working for the Company.  Consultants will be utilized in special instances to assist management with specific technical issues.  Funding for this activity will come from the Company’s current cash.

This project is an advanced exploration project without known reserves and the proposed program is exploratory in nature.

Pinon and Railroad Projects-Carlin Trend South

The Pinon property is located in the southeast end of the famous “Carlin Gold Trend” about 10 miles south of Newmont's Rain mine, 25 miles southwest of Elko, Nevada. The main access from Elko is west on Interstate 80 to Carlin (25 miles) then south on State Highway 51 for 22 miles to the Trout Creek access road. The project area is 7 miles east along a well-maintained BLM gravel-dirt road to the area of extensive drilling.  There is no infrastructure in the vicinity of the property; the nearest power line is 7 miles to the west along State Highway 51.

The Pinon property currently consists of a contiguous land block of 39 unpatented mining lode claims – claim fractions that are located in surveyed Township 30 North, Range 53 East, Section 22, (Mount Diablo Meridian), Elko County, Nevada (Fig 5.). The current Pinon land position covers an area of approximately 2,720 acres (approx. 1101 hectares). The land position includes unpatented BLM lands, patented lands and fee lands. All payments, maintenance fees to federal and state authorities are current. Landowner option payments are also current and in good standing for this more than 17,000 acre land position. Included in the land block are the following claims:

		County Recordation
Claim Name	BLM Serial #	Book	Page	Acres

TC-1 thru TC-10	NMC 125638 thru NMC 113862	304	6 thru 15	180

TC-11	NMC 133862	309	114	20

TC-12 thru TC-28	NMC 148871 thru NMC 148887	329	58 thru 74	320

TC-29 thru TC-39	NMC 403761 thru NMC 403771	558	426 thru 436	200

The TC claim group is under control (100%) of RSM. The TC claims are located on federal public domain lands that are managed (both surface and mineral estates) by the Bureau of Land Management ("BLM"). Initially staked in 1979, this ground was previously open to mineral location with no significant restrictions. Location certificates for all claims staked in the group were filed and recorded with the BLM and the Elko County Recorder's Office in Elko according to federal and state laws/regulations.

The TC claim group is surrounded by private fee lands containing a complicated mixture of severed surface and mineral estates that were previously controlled in part by the Pinon Joint Venture through various lease-option agreements. These lands have since been dropped by the joint venture. An ownership summary for several of the more important sections is shown below.

T30N, R53E
Sectin 21: All (640 acres)
	Surface estate	J. Tomera Ranch (100%)
	Mineral estate	J. Tomera family (50%)
Etcheverry family (16.7%)
Rudnick Trust (16.7%)
L&R Rudnick family (16.6%)

Section 27: NE 1/4 NW 1/4, NE 1/4, NE1/4 SE 1/4 (640 acres)
	Surface estate	Pereira Trust (100%)
	Mineral estate	Pereira Trust (50%)
Etcheverry family (16.67%)
O. Rudnick family (16.67%)
Rudnick Trust (8.33%)

Section 27: NW 1/4 NW 1/4, S 1/2 NW 1/4, SW 1/4, NW 1/4 SE 1/4, S 1/2 SE 1/4 (640 acres)

	Surface estate	J. Tomera Ranch (100%)
	Mineral estate	J. Tomera family (50%)
Etcheverry family (16.67%)
O. Rudnick family (16.67%)
Rudnick Trust (8.33%)
R Rudnick family (8.3%)

T30N, R53E

The Pinon properties are located on the southern portion of the Carlin gold belt about 10 miles south of Newmont's Rain mine Since its inception, various joint-venture partners have spent more than $10 MM on the project.

Required Cash Project Payments to Optionors Royalty Exercise of Option

Railroad	Commencing in fiscal 2003.	5% NSR	August 2008
Elko County	$15,000 in the first year and		$2,000,000
	increases by $5,000 each of the
	next six years

There are 493 Unpatented and 19 patented mining claims as follows:

Patented Mining Claims
Parcel No. OPM-464-030

NAME	ACRES
Standing Elk	6.460
Millsite	4.590
Cleveland	12.730
Hoffman	8.800
Hecia	6.730
Silver King	6.520
Bullion	4.590
Sky Blue	18.870
Tripoli	4.590
Tripoli East Loade	20.080
Webfoot	5.980
Mounted Lodge	20.660

Grey Eagle
Blue Eagle
Blue Jay
Tom Boy
Lucky Boy
Kansas City
Safety Pin	105.766
TOTAL	226.366

Unpatented Mining Claims

NAME	BLM NMC NUMBER	NO. OF CLAIMS
Black	75973	1
Blue	75974	1
Blurke Fraction	75975	1
Canary	75976	1
Dike No. 1-4	75977-75980	4
Dike No. 6-9	75981-75984	4
Dike No. 11	75985	1
Eagle	75986	1
Gold	75984	1
Green	75988	1
Hoffman Fraction	75989	1
Holdup	75990	1
Homestake	75991	1
Key	75992	1
Lark	75993	1
Last Chance	75994	1
NAME	BLM NMC NUMBER	NO. OF CLAIMS
Mahogany	75995	1
Mendota	775996	1
Noon	75997	1
Moon No. 1-2	75998-75999	2
Nevada	76000	1
Owl	76001	1
Pink	76002	1
Portal	76003	1
Portal Fraction	76004	1
Red	76005	1
Snowbird	76006	1
Spring	76007	1
Star	76008	1
Storm King	76009	1
Uhalde-Borne	76010	1
Uhalde-Borne North	76011	1
Selco 1-89	75884-75972	89
John	75876	1
Bardy	75877	1
Maggie	75878	1
Rob	75879	1
Hannah	75880	1
Ken	75881	1
Peter	75882	1
Pam	75883	1
B 1-5	138543-138547	5
Home 1-18	164143-164160	18
Home 19-31	190211-190223	13
Home 41-52	227247-227257	11
RR 1-39	320216-320254	39
RR 40-54	426606-426620	15
RR 55-64	486934-466943	10
CISS 1-87	407849-407935	87
CISS 106-119	407954-407967	14
CISS 124-137	407968-407981	14
LT 1-27	504170-504176	27
WRN 1-12	602701-602712	12
RF 1-8	403753-403760	8
New 56-63	202156-202163	8
New 65-72	202165-202172	8
New135-138	227243-227246	4
Pine 1-18	407779-407796	18
Pine 58-66	407836-407844	9
RN 1-25	602676-602700	25
PIN 1-12	696494-696505	12

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

The Railroad project increased the property position within the district to approximately 10,500 acres of leases and includes unpatented and patented mining claims. This effort included the acquisition of nearly 500 unpatented and 19 patented mining claims that lie south of Newmont's Mining's Rain district in Elko County, Nevada.

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

The Pinon and Railroad projects include approximately 17,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM's current effort is to identify and develop near surface oxide gold-silver deposits. Approximately 600 shallow drill holes have been completed on 6 near surface gold-silver deposits. The depth extensions of these deposits are not well understood, as deeper drilling has not been sufficient to develop an acceptable understanding of this mineralization.

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

Total exploration expenditures on this project have exceeded $10 million and an additional $20 million will be required to develop a 5,000 ton per day heap leach operation on this project. As of January 31, 2006, RSM and its partners have spent approximately $3.1 million on the Pinon and Railroad projects. Plans include the achievement of a mining permit in 2007 followed project financing. Following is a detailed table of RSM's expenditures.

Cumulative from
date of inception
of exploration
For the years ended January 31	2007	2006	2005	phase
Pinon Project
Opening balance	$762,285	$600,538	$511,043	$0
Property Acquisition costs	34,047	40,258	42,156	425,570
Travel	0	801	1,201	11,850
Drilling	8,333	72,780	2,259	130,600
General exploration	0	0	0	7,765
Professional fees	0	0	0	66,273
Office and general	15,296	2,698	7,983	43,707
Geologist	0	25,008	3,127	32,653
Consulting fees	151,133	19,537	6,192	194,902
Reclamation costs	167,785	0	0	167,785
Analysis and assays	9,380	382	26,577	66,871
Supplies, Equipment and
transportation	0	283	0	283
Activity during the period	385,974	161,747	89,495	1,148,259
Closing balance	$1,148,259	$762,285	$600,538	$1,148,259
Railroad Project
Opening balance	$175,670	$175,670	$122,732	$0
Property Acquisition costs	40,143	0	52,938	215,813
Activity during the period	40,143	0	52,938	215,813
Closing balance	$215,813	$175,670	$175,670	$215,813

The Pinon gold-silver project has been intensively explored with more than 300 drill holes in this Carlin-type surface bulk mineable target. In 2007, the Company completed drilling of the deposits for environmental data and completed drilling for similar information on the proposed leach pad. These data will be included in various state and federal applications toward achieving a mining permit for this project. The cost in 2007 has been approximately $200,000 for this drilling program. Engineering and analytical costs including report preparation is expected to be an additional $100,000 this calendar year. Consulting environmental engineering, Dyre and Associates of Sparks, Nevada are completing the environmental reports. If more site work is required additional capital will have to be utilized to collect additional data.

In regard to the Railroad project, the Company expects to continue with the surface drilling program on the Copper-Molybdenum-precious metal target utilizing the two Company owned core drilling rigs. A total of five 5 core drill holes were completed on this project in 2007 at a cost of approximately $175,000. Experienced drillers are employed by the Company to operate our own drill rigs. Plans for this program in 2008 will include the continuation of this drilling program at a cost not to exceed $350,000.

The funding for these programs will come from the Company's current cash on its balance sheet.

The property is without known reserves and the proposed program is exploratory in nature.

Fondaway Canyon Project

The 100% controlled Fondaway Canyon gold project is located in Churchill County, Nevada in the Stillwater range. The Fondaway property is accessible from Fallon east along U.S. Highway 50, then north on Hwy 116 to the settlement of Stillwater, then north on an improved gravel road for 30 miles along the front range of the Stillwater Mountains to Fondaway Canyon. The elevation of the property ranges from 5000 to 6000 feet. Access east into Fondaway Canyon is steep but adequate with existing mine roads. The Fondaway deposit is located on the west flank of the Stillwater Range in Sections 1 and 2, T22N, R33E, and Sections 5 and 6, T22N, R34E.

Sierra Pacific Power Co exists on the property. RSM has the current water rights to the property.

40°
119°
118°
Trinity Range
W.Humboldt Range
FONDAWAY CANYON
Range
15
Hot Spring Mtns.
Carson Sink
Dixie Valley
95
116
Hazen
Stillwater
50
Fallon
Dead Camel Mtns.
95
Stillwater
Clan Alpine Mountains
50
Winnemucca
Elko
Reno
NEVADA
Las Vegas
0
10
20
30 MILES
NORTH

Figure 1 Location Map

modified from: Master (2003)

Figure 2

Location Map

Fondaway Canyon Project
Churchill County, Nevada

www.geostrachan.com

August 2003

The Fondaway Canyon property consists of 148 contiguous unpatented lode-mining claims (approximately 3000 acres) on BLM land held under a lease agreement assigned from Nevada Contact Inc. (NCI) to Royal Standard Minerals Inc. (RSM). Eighteen claims were staked NCI, quitclaimed to the owner, and included in the assignment to RSM. The lease terms include a 3% net smelter return royalty to the owner Richard Fisk and advanced royalty payments of $25,000 per year. The annual payments graduate to $35,000 in 2006 and years following. Details of the option agreement are as follows:

Required Cash Payments to Optionors	Royalty	Exercise of Option
Commencing in fiscal 2003. $25,000 in year one,
$30,000 in years two and three and $35,000 each of the		July 2013
next seven years	3% NSR	$600,000

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

Estimates of prior expenditures on this property are approximately $5-6 million. The largest portion of these expenditures was contributed by Tenneco Minerals and Tundra Mines LTD. This work included extensive drilling, development of a small open pit production project and an advanced exploration adit on the property. As of January 31, 2007, RSM has spent $162,778 on this project. A table of detailed expenditures follows:

For the years ended January 31 Fondaway Project	2007	2006	2005	Cumulative from date of inception of exploration phase
Opening balance	$127,652	$127,652	$43,999	$0
Property Acquisition costs Analysis and assays	35,126 0	31,624 0	51,678 351	162,427 351
Activity during the period	35,126	31,624	52,029	162,778
Closing balance	$162,778	$127,652	$96,028	$162,778

Project expenditures included a small sonic drilling program to test the Tenneco Minerals leach pad on this property. In 2008 the only program will include the completion of a ground magnetics survey of the entire property at a projected cost of approximately $50,000. These data will be utilized to plan a program of further drilling, possibly in 2009. This work will be completed by our employee, an experienced geophysicist. Funding will come from the cash on hand.

The property is without known reserves and the proposed program is exploratory in nature.

Como District

The Como gold property is located in the center of the old Como Mining District, Lyon County, Nevada, in the northern Pine Nut Mountains approximately eight miles southeast of the town of Dayton and 12 miles southeast of the famous Comstock Lode. The most direct access to the project is gained by traveling northeast on U.S. Highway 50 from Carson City to the small town of Dayton, then southeast on the unpaved Old Como Road for approximately eight miles. The Old Como Road is a rough, boulder-strewn road requiring slow travel.

The Como District is at 7,200 feet elevation, in the north end of the Pine Nut Mountains. Heavy snows may occur during winter months. The climate is semi-arid with the average exploration season extending between early May and early November. Vegetation is rather heavy pinion-juniper forest. A main power line crosses the property. A perennial flowing creek originates on the property, indicating a shallow groundwater table. There are no buildings on the project.

The property consists of 79 unpatented lode claims and five patented lode claims (see table below) in Township 15 North and Range 22 East. Forty-seven of the unpatented claims (940 acres) and all of the patented claims (80 acres) are leased to RSM. Royal Standard Minerals staked and owns the additional 27 unpatented claims. Details of the option agreement are as follows:

Required Cash Payments to Optionors Royalty Exercise of Option Commencing in fiscal 2003. $25,000in years one and 4% NSR May 2008 two covering years three and four, $20,000 in year $1,000,000 five, $25,000 in year six

Claim Name Number Claim Name Number Claim Name Number

Delmonte USS 38 Colorado 102211 Angus #1 184308 Eureka USS 39 Colorado Hill 102212 Angus #11 184318 Rapidan USS 40 Como Eureka 102213 Angus #12 184319 Rock Point USS 41 Corona 102214 Angus #13 184320 North Rapidan USS 1727 Day After 102215 Joe #3 700051 Alta 102194 Dora` 102217 Ramp #1 787123 Bear 102195 Hillcroft #1 102218 Ramp #2 787124 Clipper 102197 Hillcroft #2 102219 Ramp #3 787125 Crown Point 102199 Lucky Fraction 102220 Ramp #4 787126 Crown Point Fraction 102200 Maxwell 102221 Ramp #8 787130 Denver 102201 Mountain Bell 102222 Ramp #9 787131 Fortuna 102203 North Point 102223 Ramp #15 787137 Midway 102205 Peer 102234 Ramp #18 787140 Oversight 102206 Star of the West 102237 Ramp #22 787144 Palmyra 102207 Paymaster 104837 Ramp Fraction 787151 Palmyra Fraction 102208 Como Eureka Fraction 184306 Como #1 525293 Bernice 102209 Como #1 Fraction 184307 Como #2 525294 Chicago 102210

CM1 to CM7 829828 to 829834 CM10 to CM34 829835 to 829840, 847321-847339

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

It is difficult to estimate prior expenditures on this property due to the large number of mining companies that have explored this property over the last 30 years. A table of

RSM's expenditures follows:
Cumulative from
date of inception
of exploration
For the years ended January 31	2007	2006	2005	phase
Como Project
Opening balance	$108,050	$86,330	$126,124	$0
Property Acquisition	0	0	0	35,695
costs
Travel	0	0	0	2,806
Geologist	0	0	0	5,098
Consulting	0	0	0	41,532
Rent	0	21,720	0	53,575
Analysis and assays	0	0	0	9,138
Written off	0	0	(39,794)	(39,794)
Activity during the period	0	21,720	(39,794)	108,050
Closing balance	$108,050	$108,050	$86,330	$108,050

No exploration work was completed on the property in 2004, 2005 or 2006. In 2007 RSM plans to complete surface geophysical, magnetics, and surface geochemical sampling.

The Company does not plan to complete any exploration program on this property in 2008.

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

The Manhattan/Round Mountain Caldera program is the Company's most advanced district play includes the Goldwedge advanced exploration program. The land position in the Manhattan Mining District is comprised of 70 unpatented and 3 patented lode-mining claims. An underground development program to include drill testing the extensions of the Goldwedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the gold resource estimates. Details of the option agreement are as follows:

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company has agreed to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties. Freeport Gold, Tenneco (Echo Bay) recognized the potential of the district (to include the Goldwedge deposit that is currently under control by RSM) however, these deposits were not suited for open pit mining. At that time the large mining companies did not consider the underground development projects feasible. Although Sunshine Mining Co. considered an underground mine development in 1988 on the Goldwedge deposit, continued exploration by Crown Resources and others on the Company's claims indicated sections (5+'-30') of potentially mineable grades greater than 0.5 opt gold. The continued downturn in the gold market, tightened corporate budgets and high holding costs for the properties forced many companies to turn back the land positions to the claim owners. Currently, the Company controls approximately 4,000 feet of strike length. Approximately 1,000-1,200 feet of this strike length has been drill tested indicating positive results.

Expenses to date by Royal Standard are as follows:

Cumulative from date of
inception of
exploration
For the years ended January 31	2007	2006	2005	phase
Manhattan Project
Opening balance	$0	$191,065	$172,031	$0
Property Acquisition costs	0	0	0	$27,707
Travel	0	0	0	28,253
General exploration	0	1,458	19,034	63,219
Consulting	0	0	0	47,743
Analysis and assays	0	0	0	25,601
Written off	0	(192,523)	0	(192,523)
Activity during the period	0	(191,065)	19,034	0
Closing balance	$0	$0	$191,065	$0

The Company does not plan to complete any exploration program on this property in 2008.

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

General and Administrative expenses increased from $266,505 for the year ended January 31, 2006 to $618,962 for the year ended January 31, 2007. The increase of $352,457 is mainly the result of Professional Fees which increased by $221,269, Corporate Development Expense which increased by $57,618 and Advertising Expense which increased by $45,539. Amortization increased from $191,877 in 2006 to $540,289 in 2007, for an increase of $348,412, and consulting fees which increased from $295,707 for the year ended January 31, 2006 to $443,693 for the year ending January 31, 2007, for an increase of $147,986. All increases are a direct result of increased activity on the Company's mineral projects.

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

Nevada Projects

In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode-mining claims in Nye, Elko and Lyon Counties, Nevada. Details of the option agreements are as follows:

Required Cash Project Payments to Optionors Royalty(1) Exercise of Option

Gold Wedge	Commencing in fiscal 2002.	3% NSR	July 2006
Nye County	$5,000 each in first two years;		$200,000
	$10,000 in third year; $15,000
	in fourth year and $20,000 in
	fifth and sixth years
Manhattan	Commencing in fiscal 2002.	5% NSR	August 2006
Nye County	$1,000 per month from August		$500,000
	2001 to August 2002; $2,000
	per month from September
	2002 to July, 2006
Project	Required Cash Payments to Optionors	Royalty(1)	Exercise of Option
	Commencing in fiscal 2003.	3% NSR	July 2013
Fondaway Canyon	$25,000 in year one, $30,000 in		$600,000
Churchill County	years two and three and
	$35,000 each of the next seven
	years
Como	Commencing in fiscal 2003.	4% NSR	May 2008
Lyon County	$25,000in years one and two		$1,000,000
	covering years three and four,
	$20,000 in year five, $25,000 in
	year six
Railroad	Commencing in fiscal 2003.	5% NSR	August 2008
Elko County	$15,000 in the first year and		$2,000,000
	increases by $5,000 each of the
	next six years

(1) NSR – Net Smelter Royalty

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

Year Ended January 31, 2007 Compared to the Year Ended January 31, 2007

The Company's cash and cash equivalents balance as of January 31, 2007 was $9,654,288 compared to $795,095 at January 31, 2006, an increase of $8,859,193. The increase is attributable to the private placement offerings completed during the first quarter of 2006. The Company also had $433,699 in short term investments at January 31, 2007, compared to $436,378 in 2006.

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

Year Ended January 31, 2006 Compared to the Year Ended January 31, 2005

The Company's cash balance as of January 31, 2006 was $795,095 compared to $392,697 at January 31, 2005. The Company also had $436,378 (market value) in short term investments at January 31, 2006 compared to $0 in 2005. The increases are attributable to the private placement offerings completed during the first two quarters of 2005.

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

A second round of the financing was completed on April 26, 2005, whereby 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional share of the Company's common stock at a price of $0.50 CDN per share until April 26, 2007.

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

Year Ended January 31, 2005 Compared to the Year Ended January 31, 2004

The Company's cash balance as of January 31, 2005 was $392,697 compared to $189,732 at January 31, 2004. The increase in the cash balance is attributable to the private placement offerings completed during the fiscal year 2004. On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of $0.25 CDN per unit for gross proceeds of $268,750 CDN. Each unit consisted of one common share and one-half common share purchase warrant. Each whole purchase warrant entitled the holder to subscribe for one additional common share at a price of $0.30 CDN until February 2, 2005.

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

Year Ended January 31, 2004 Compared to the Year Ended January 31, 2003

The Company's cash balance as of January 31, 2004 was $189,732 compared to $283,030 at January 31, 2003. The fact that there is little change in the cash balance is attributable to the completion of a C$1.5 million equity financing in July, 2003 coupled with large expenditures before yearend. Current assets as at January 31, 2004 were $273,291 Total assets as at January 31, 2004 were $1,617,148 representing an increase of $404,668 from 2002 due to the addition of the Fondaway Canyon project and additional expenditures on the Corporation's Pinon-Railroad project. Current liabilities as at January 31, 2004 were $106,178 compared to $82,300 and represent current trade payables as at January 31, 2003.

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

See Items 4.B, 4D, and 5.A. above.

D. Trend information.

See Items 4.B. and 5.A. above.

E. Off balance sheet arrangements.

None

F. Tabular disclosures of contractual obligations.

Less Than 1					More
Contractual	Total	Year	1-3 Years	3-5 Years	Than 5
Obligations					Years

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Royal Standard.

BOARD TERM NAME OFFICE HELD SINCE EXPIRES

Roland M. Larsen Heathsville, VA	President, Chief Executive Officer and Director	May, 1996	June, 2008
Samuel Gulko	Chief Financial Officer	November, 2006	N/A
Kimberly L. Koerner Brambleton, VA NAME	Director, Secretary/Treasurer OFFICE HELD	May, 2001 SINCE	June, 2008 BOARD TERM EXPIRES
MacKenzie I. Watson Monteral, Quebec	Director	May, 1996	June, 2008
James C. Dunlop Toronto, Ontario	Director, Chairman of Audit Committee	May, 1996	June, 2008
Jeffrey B. Wolin*	Director	May, 2007	June, 2008
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

Samuel Gulko

Mr. Gulko joined the Company effective November 1, 2006. For 18 years until he retired in 1987 he was an audit partner with an international "big 4" accounting firm. Subsequent to 1987 and continuing through the present, he serves as the financial and tax advisor to a number of business and private individuals. In addition, from 1987 through 1996, Mr. Gulko was the Chief Financial Officer of several private companies. From July 1996 through August 2002 he was the Chief Financial Officer; Senior Vice President of Finance and Secretary-Treasurer of Neotherapeutics, Inc. (renamed "Spectrum Pharmaceuticals, Inc."), a public company. He was also a member of its Board of Directors during this period. From October 2004 to the present, he has served as a member of the Board of Directors and Chairman of the Audit Committee of Smith Micro Software, Inc., a public company. Mr. Gulko is a graduate of the University of Southern California with a B.Sc. degree in accounting. He presently serves the Company on a part-time basis.

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

Summary Compensation Table Summary Compensation Table

		Annual Compensation	Long Term Compensation
			Securities	Restricted
Name and Principal Position	Year	Other Annual Salary Bonus Compen(US$) (US$) sation (US$)	Under Options Granted (#)	Shares or Restricted Share Units (US$)	LTIP Payouts (US$)	All Other Compensation (US$)
Roland M. Larsen, President and CEO	2007 2006 2005	$252,621 Nil Nil $96,000 $170,000 $0 Nil Nil	1,408,000 (1) 1,130,000 (2) 675,000 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil 36,000
Samuel Gulko,
Chief Financial
Officer (4)	2007	$7,155 Nil Nil	Nil	Nil	Nil	Nil

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

(4)

Mr. Gulko was appointed Chief Financial Officer of the Company, on a part-time basis, effective November 1, 2006. Under his contract of employment, Mr. Gulko is entitled to the award of options to purchase 100,000 shares of common stock at the price of US$0.60 a share. These options were awarded in July, 2007. Had he been employed by the Company for the entire fiscal year (also on a part-time basis), he could have earned approximately US$60,000 in salary and approximately Nil in bonuses. These amounts are estimates only and are based on a grossed-up calculation of the amounts Mr. Gulko actually received in the fiscal year ended January 31, 2007. Prior to Mr. Gulko's appointment, the Company did not have a have Chief Financial Officer, and the Corporate Secretary of the Company, Kimberly Koerner, acted in this capacity for the fiscal period ended January 31, 2006.

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

The employment contract of Mr. Gulko, the Chief Financial Officer of the Company, was entered into on October 25, 2006 and became effective as of November 1, 2006 for a term of 12 months at a rate of US$5,000 per month. The contract is terminable by either Mr. Gulko or the Company upon the delivery of thirty days' written notice to the other party.

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

Average Daily

High				Low	Volume
January 1, 1998	to	March 31, 1998	$0.80	$0.27	10,533
April 1, 1998	to	June 30, 1998	$0.45	$0.15	14,033
July 1, 1998	to	September 30, 1998	$0.40	$0.10	23,100
October 1, 1998	to	December 31, 1998	$0.20	$0.05	22,200
January 1, 1999	to	March 31, 1999	$0.25	$0.10	32,900
April 1, 1999	to	June 30, 1999	$0.13	$0.05	14,666
July 1, 1999	to	September 30, 1999	$0.19	$0.05	43,833
October 1, 1999	to	December 31, 1999	$0.12	$0.03	21,133
January 1, 2000	to	March 31, 2000	$0.17	$0.03	42,933
April 1, 2000	to	June 30, 2000	$0.39	$0.13	57,033
July 1, 2000	to	September 30, 2000	$0.28	$0.11	10,467
October 1, 2000	to	December 31, 2000	$0.27	$0.11	25,867
January 1, 2001	to	March 31, 2001	$0.30	$0.11	11,500
April 1, 2001	to	June 30, 2001	$0.18	$0.06	7,789
July 1, 2001	to	September 30, 2001	$0.13	$0.06	7,667
October 1, 2001	to	December 31, 2001	$0.09	$0.04	9,750
January 1, 2002	to	March 31, 2002	$0.34	$0.07	52,546
April 1, 2002	to	June 30, 2002	$0.48	$0.20	76,899
July 1, 2002	to	September 30, 2002	$0.35	$0.17	51,437
October 1, 2002	to	December 31, 2002	$0.36	$0.20	31,354
January 1, 2003	to	March 31, 2003	$0.00	$0.00	0
April 1, 2003	to	June 30, 2003	$0.40	$0.21	13,728
July 1, 2003	to	September 30, 2003	$0.40	$0.20	151,583
October 1, 2003	to	December 31, 2003	$0.47	$0.25	53,416
January 1, 2004	to	March 31, 2004	$0.46	$0.25	78,814
April 1, 2004	to	June, 30, 2004	$0.46	$0.30	79,530
July 1, 2004	to	September 30, 2004	$0.42	$0.29	21,137
October 1, 2004	to	December 31, 2004	$0.47	$0.26	90,704
January 1, 2005	to	March 31, 2005	$0.45	$0.26	37,522
April 1, 2005	to	June 30, 2005	$0.43	$0.28	25,394
July 1, 2005	to	September 30, 2005	$0.75	$0.33	259,892
October 1, 2005	to	December 31, 2005	$1.00	$0.61	257,685
January 1, 2006	to	March 31, 2006	$1.45	$0.83	258,527
April 1, 2006	to	June 30, 2006	$1.65	$0.93	321,319
July 1, 2006	to	September 30, 2006	$1.15	$0.67	51,767
October 1, 2006	to	December 31, 2006	$0.79	$0.40	128,733
January 1, 2007	to	March 31, 2007	$0.64	$0.41	39,533
April 1, 2007	to	June 30, 2007	$0.85	$0.45	55,800

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The board of directors has determined that Director and Audit Committee Member Mr. James Dunlop has the necessary attributes and independence for designation as the audit committee's financial expert and has designated Mr. Dunlop as the financial expert.

Item 16B. Code of Ethics.

The company has adopted a Code of Ethics that applies to its Directors and Executive Officers. The Code of Ethics can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. It can also be obtained, without charge, by writing to this address.

Item 16C. Principal Accountant Fees and Services.

Year Ending January 31, 2007 2006 2005

Audit Fees $42,500 $35,500 $23,500 Audit Related Fees $0 $0 $0 Tax Fees $2,500 $2,500 $1,500 All Other Fees $680 $568 $0

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

The Company is relying on the exemption in section 6.1 in Multilateral Instrument 52-110 "Audit Committees" which provides that venture issuers (as that term is defined therein) are not required to comply with certain audit committee composition requirements and have different reporting obligations, as specified by the Multilateral Instrument..

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

"McCarney Greenwood LLP"

Toronto, Canada McCarney Greenwood LLP April 16, 2007 Chartered Accountants

Licensed Public Accountants

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Balance Sheets

As at January 31	2007	2006
Assets Current assets Cash and cash equivalents (Note 2(b)) Short-term investments, at cost which approximates market Marketable securities (Note 3) Sundry receivables and prepaids Due from related parties (Note 13)	$9,654,288 433,699 86,124 141,827 122,386	$795,095 436,378 86,124 1,261 126,342
	10,438,324	1,445,200
Reclamation bond (Note 4) Mineral properties (Note 5) Equipment, net (Note 6)	181,767 7,788,107 2,056,392	131,767 3,810,519 1,258,994
	$20,464,590	$6,646,480
Liabilities Current liabilities Accounts payable and accrued liabilities	$202,157	$221,733
Asset retirement obligation (Note 7)	202,157 181,767	221,733 131,767
	383,924	353,500
Shareholders' Equity Share capital (Note 8) Shares to be issued (Note 9) Warrants (Note 9) Contributed surplus (Note 10) Deficit	25,403,464 -3,546,935 6,025,637 (14,895,370)	11,832,670 119,325 1,440,009 2,364,866 (9,463,890)
	20,080,666	6,292,980
	$20,464,590	$6,646,480

The accompanying notes are integral part of these consolidated financial statements.

Approved by the Board "Roland M. Larsen" Director "Kimberly L. Koerner" Director

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Consolidated Statements of Mineral Properties Cumulative from date of inception of exploration For the years ended January 31 2007 2006 2005 phase Gold Wedge Project Opening balance $ 2,636,862 $ 1,460,443 $ 264,119 $ -Property acquisition costs Travel Mine development costs Drilling General exploration Professional fees Consulting fees and payroll Office and general Analysis and assays Supplies, equipment and transportation 171,376 184,892 111,122 506,399 77,737 70,862 40,770 212,553 293,519 237,867 207,662 741,133 53,185 78,790 146,441 278,416 5,023 38,776 8,188 133,353 -33,740 29,513 72,636 1,377,706 243,297 619,528 2,324,926 335,767 79,701 -415,968 30,063 22,240 18,222 94,722 1,171,969 186,254 14,878 1,373,101 Activity during the period 3,516,345 1,176,419 1,196,324 6,153,207 Closing balance $ 6,153,207 $ 2,636,862 $ 1,460,443 $ 6,153,207 Pinon Project Opening balance $ 762,285 $ 600,538 $ 511,043 $ -Property acquisition costs Travel Drilling General exploration Professional fees Office and general Geologist Consulting fees and payroll Reclamation costs Analysis and assays Supplies, equipment and transportation 34,047 40,258 42,156 425,570 -801 1,201 11,850 8,333 72,780 2,259 130,600 ---7,765 ---66,273 15,296 2,698 7,983 43,707 -25,008 3,127 32,653 151,133 19,537 6,192 194,902 167,785 --167,785 9,380 382 26,577 66,871 -283 -283 Activity during the period 385,974 161,747 89,495 1,148,259 Closing balance $ 1,148,259 $ 762,285 $ 600,538 $ 1,148,259
The accompanying notes are integral part of these consolidated financial statements.

3 4 The accompanying notes are integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
Cumulative
from date of
inception of
exploration
For the years ended January 31	2007	2006	2005	phase
Railroad Project
Opening balance	$ 175,670	$ 175,670	$122,732	$-
Property acquisition costs	40,143	-	52,938	215,813
Activity during the period	40,143	-	52,938	215,813
Closing balance	$ 215,813	$ 175,670	$175,670	$ 215,813
Fondaway Project Opening balance	$ 127,652	$ 96,028	$43,999	$-
Property acquisition costs	35,126	31,624	51,678	162,427
Analysis and assays	-	-	351	351
Activity during the period	35,126	31,624	52,029	162,778
Closing balance	$ 162,778	$ 127,652	$96,028	$ 162,778
Como Project
Opening balance	$ 108,050	$ 86,330	$126,124	$-
Property acquisition costs	-	-	-	35,695
Travel	-	-	-	2,806
Geologist	-	-	-	5,098
Consulting fees and payroll	-	-	-	41,532
Rent	-	21,720	-	53,575
Analysis and assays	-	-	-	9,138
Written off	-	-	(39,794)	(39,794)
Activity during the period	-	21,720	(39,794)	108,050
Closing balance	$ 108,050	$ 108,050	$86,330	$ 108,050
The accompanying notes are integral part of these consolidated financial statements.
Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Consolidated Statements of Mineral Properties For the years ended January 31 2007	2006	2005	Cumulative from date of inception of exploration phase
Manhattan Project Opening balance $ -Property acquisition costs -Travel -General exploration -Consulting fees and payroll -Analysis and assays -Written off -Activity during the period -Closing balance $ -	$ 191,065 --1,458 --(192,523) (191,065) $ -	$ 172,031 --19,034 ---19,034 $ 191,065	$ -27,707 28,253 63,219 47,743 25,601 (192,523) -$ -
Other Projects Opening balance $ -Cumulative expenditures from date of inception -Expenditures during the period -Written off -Activity during the period -Closing balance $ -	$ 54,053 -120,891 (174,944) (54,053) $ -	$ 13,396 -40,657 -40,657 $ 54,053	$ -3,410,396 161,548 (3,571,944) -$ -
TOTAL $ 7,788,107	$ 3,810,519	$ 2,664,127	$ 7,788,107

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

Cumulative from date of inception

For the years ended January 31 2007 2006 2005 June 26, 1996

Expenses

General and administrative (Note 16) 618,962 266,505 193,287 2,499,742 Consulting fees and payroll 443,693 295,707 213,504 1,513,777 Stock-option compensation (Note 10) 3,838,926 739,006 150,606 4,768,878 General exploration ---152,051 Amortization 540,289 191,877 14,921 770,794

5,441,870 1,493,095 572,318 9,705,242

Loss before the following (5,441,870) (1,493,095) (572,318) (9,705,242)

Interest income 391,420 --410,034 Repayment of interest ---(67,117) Write-off of advances to related company ---(75,506) Write-off of mineral properties -(367,467) (34,397) (3,798,864) Gain on disposal of marketable securities ---47,988 Write-down of marketable securities ---(407,105) Loss on sale in mineral property ---(474,187) Foreign exchange (loss) gain (381,030) 249,505 131,306 (84,631)

Net loss (5,431,480) (1,611,057) (475,409) (14,154,630)

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

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Consolidated Statements of Cash Flows

Cumulative from date of inception

For the years ended January 31 2007 2006 2005 June 26, 1996

Cash and cash equivalents provided by (used in):

Operating activities

Net loss $	(5,431,480) $	(1,611,057) $	(475,409) $	(14,154,630)
Operating items not involving cash:
Amortization	540,289	191,877	14,921	770,794
Stock-option compensation	3,838,926	739,006	150,606	4,768,878
Write-off of bad debt	-	-	20,950	20,950
Write-off of mineral properties	-	367,467	34,397	3,798,864
Loss on sale of mineral properties	-	-	-	474,187
Gain on disposal of marketable securities	-	-	-	(47,988)
Write-down of advances to related company	-	-	-	75,506
Write-down of marketable securities	-	-	-	407,105
Changes in non-cash working capital:
Sundry receivables and prepaids	(140,566)	(484)	(69,012)	(210,621)
Accounts payable and accrued liabilities	(19,576)	117,646	(2,091)	202,157
Cash (used in) operating activities	(1,212,407)	(195,545)	(325,638)	(3,894,798)
Financing activities
Issue of common shares, net of issue costs	15,380,240	4,025,421	2,065,648	30,110,481
Repayments from (loans to) related parties	3,956	(64,105)	(62,237)	(197,892)
Cash provided by financing activities	15,384,196	3,961,316	2,003,411	29,912,589
Investing activities
Funds held in trust	-	-	54,050	(20,950)
Sale (purchase) of short-term investments	2,679	(436,378)	-	(433,699)
Additions to mineral properties	(3,977,588)	(1,513,859)	(1,528,858)	(12,726,297)
Purchase of equipment	(1,337,687)	(1,413,136)	-	(2,827,187)
Purchase of marketable securities	-	-	-	(1,057,976)
Proceeds on disposal of marketable
securities	-	-	-	690,859
Proceeds on sale of mineral properties	-	-	-	11,747
Cash (used in) investing activities	(5,312,596)	(3,363,373)	(1,474,808)	(16,363,503)
Change in cash and cash equivalents	8,859,193	402,398	202,965	9,654,288
Cash and cash equivalents, beginning of period	795,095	392,697	189,732	-

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

In addition to disclosing a new comprehensive income statement, the primary effect on the Company will be that all financial instruments will be measured at fair value. The Company will be required to separately disclose available-for-sale financial assets, which are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-tomaturity investments, or held for trading.

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

Nevada Projects

In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode mining claims in Nye, Elko and Lyon Counties, Nevada. Detail of the payments required to maintain its option rights and to exercise its option is as follows:

Required Option Payments	Royalty (1)	Exercise of Option
Gold Wedge -Nye County Commencing in fiscal 2002, $5,000 each in first two years; $10,000 in third year, $15,000 in the fourth year and $20,000 each in the fifth and sixth years.	3% NSR	July 2006 -$200,000
Manhattan -Nye County Commencing in fiscal 2002, $1,000 per month from August 2001 to August 2002: $2,000 per month from September 2002 to July 2006.	5% NSR	August 2006 -$500,000
This project was discontinued and all exploration expenditures were written-off in 2005.
Fondaway -Canyon Churchill County Commencing in fiscal 2003, $25,000 in year one, $30,000 in years two and three and $35,000 each of the next seven years.	3% NSR	July 2013 -$600,000
Como -Lyon County Commencing in fiscal 2003, $25,000 in years one and two covering years three and four, $20,000 in year five, $25,000 in year six.	4% NSR	May 2008 -$1,000,000
Railroad -Elko County Commencing in fiscal 2003, $15,000 in the first year and increases by $5,000 each of the next six years.	5% NSR	August 2008 -$2,000,000
(1) NSR -Net Smelter Royalty

During the year ended January 31, 2006, the Company wrote-off $192,523 of exploration expenditures relating to the Manhattan, Nye County project and $174,944 relating to smaller projects that the Company was evaluating. Total exploration expenditures written-off amounted to $367,467 during the year ended January 31, 2006. There were no similar write-offs in 2007.

14 Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

  Equipment
  Asset retirement obligation
2007		2006	2005
Cost Exploration equipment Office equipment	$ 2,808,573 21,253	$ 1,475,201 16,936	$62,065 16,936
	2,829,826	1,492,137	79,001
Accumulated amortization Exploration equipment Office equipment	759,636 13,798	220,669 12,474	34,537 6,729
	773,434	233,143	41,266
Net carrying value Exploration equipment Office equipment	2,048,937 7,455	1,254,532 4,462	27,528 10,207
	$ 2,056,392	$ 1,258,994	$37,735

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

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

8. Share Capital Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Issued

Changes in the Company's share capital were as follows:

Common shares issued	Shares	Amount
Balance at January 31, 2004 Shares issued for cash, less issue costs of $360,964 Warrant valuation Shares issued to broker as compensation Shares issued on warrants exercised Fair value of warrants exercised	34,141,338 7,395,000 -349,680 1,257,500 -	$7,221,581 1,486,784 (428,918) 91,117 318,352 90,345
Balance at January 31, 2005 Shares issued for cash, less issue costs of $295,750 Warrant valuation Shares issued to brokers as compensation Shares issued on warrants exercised Fair value of warrants exercised Shares issued on stock options exercised Fair value of stock options exercised	43,143,518 12,131,000 -127,000 2,221,060 -200,000 -	8,779,261 3,117,705 (1,132,581) 35,553 692,984 255,491 64,824 19,433
Balance at January 31, 2006 Shares issued after January 31, 2006 Shares issued for cash, less issue costs of $879,172 Warrant valuation Shares issued on stock options exercised Fair value of stock options exercised Shares issued on warrants exercised Fair value of warrants exercised	57,822,578 100,000 12,975,967 -1,250,000 -6,126,730 -	11,832,670 119,325 12,407,590 (2,847,058) 332,784 178,155 2,639,865 740,133
Balance, January 31, 2007	78,275,275	$25,403,464

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

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

9. Warrants

The following table reflects the fair value of share purchase warrants and broker's warrants currently outstanding:

Expiry	Price ($) CDN	Number	Value ($)
March 31, 2007 April 26, 2007 April 29, 2007 May 5, 2007 April 26, 2008	0.50 0.50 0.50 0.50 1.75	4,084,287 136,500 25,000 485,500 6,487,996	$ 584,714 20,896 3,436 90,831 2,847,058
		11,219,283	$ 3,546,935

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

The following table reflects the continuity of stock options:

Number of Weighted Average Stock Options Exercise Price CDN ($)

2007 2006 2005 2007 2006 2005

Outstanding at beginning of year 5,670,000 4,185,000 3,410,000 $ 0.33 $ 0.28 $ 0.26 Granted during year 3,423,500 2,380,000 775,000 1.41 0.49 0.36 Exercised during year (1,250,000) (200,000) -(0.49) (0.38) Cancelled or expired during year (17,000) (695,000) -(1.44) (0.24)

Outstanding at end of year 7,826,500 5,670,000 4,185,000 $ 0.79 $ 0.33 $ 0.28

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

10. Stock Options (continued)

The following table reflects the stock options outstanding and exercisable as at January 31, 2007:

Expiry Date	Exercise Price CDN ($)	Options Outstanding	Black-Scholes Value
April 25, 2007 May 13, 2007 December 12, 2008 May 4, 2009 April 13, 2010 May 16, 2010 January 20, 2011 May 2, 2011 October 13, 2011	0.26 0.40 0.27 0.36 0.39 0.29 0.87 1.44 0.75	960,000 555,000 220,000 675,000 800,000 1,080,000 130,000 3,123,000 283,500	$ --40,340 127,386 238,022 232,098 90,731 3,676,901 162,005
		7,826,500	$ 4,699,250

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

For fiscal 2007, the weighted-average grant date fair value of these options was $3,861,050 (fiscal 2006 $739,006; fiscal 2005 -$110,438) or $1.25 (fiscal 2006 -$0.31; fiscal 2005 -$0.14) per share.

The following table reflects the continuity of contributed surplus:

Amount

Balance, January 31, 2004 Options granted	$1,477,780 150,606
Balance, January 31, 2005 Expired warrants Options granted Options exercised	1,628,386 16,907 739,006 (19,433)
Balance, January 31, 2006 Options granted Options exercised Options cancelled	2,364,866 3,861,050 (178,155) (22,124)
Balance, January 31, 2007	$6,025,637

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

Income tax (recovery) expense $ -$ -$

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

12. Income Taxes (Continued)

The following table reflects future tax assets at January 31, 2007, 2006 and 2005:

	2007	2006	2005
Unclaimed non-capital losses Unclaimed capital losses Excess of undepreciated capital cost allowance over carrying value of capital assets Excess of unclaimed resource pools over carrying value of mineral properties Unclaimed share issue costs	$ 2,045,208 7,991 276,422 551,169 418,785	$ 1,290,242 16,421 118,216 834,748 261,945	$ 1,011,064 15,184 20,712 453,543 116,362
Valuation allowance Future income tax assets	3,299,575 (3,299,575) $ -	2,521,572 (2,521,572) $ -	1,616,865 (1,616,865) $ -

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

2008 2009 2010 2011 2015 2026 2027	$210,100 285,100 551,200 601,700 692,300 943,000 2,443,000
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

Consulting fees include a bonus of $170,000 (2006 -$nil; 2005 -$nil) and salary of $252,621 (2006 $96,192; 2005 -$nil)) paid to the President of the Company.

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

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

16. Office and General

2007 2006 2005

Advertising and promotion $ 155,775 $ 110,236 $ 2,400 Bad debts --38,610 Corporate development 85,380 27,762 24,243 Insurance 37,758 31,108 13,425 Office and general 67,652 40,582 67,319 Professional fees 268,156 46,887 26,924 Travel 4,241 9,930 20,366

$ 618,962 $ 266,505 $ 193,287

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

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(d), whereas under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Had the Company's consolidated balance sheets as at January 31, 2007 and 2006 been prepared using US GAAP, such balance sheets would be presented as follows:

2007 2006

Assets Current Cash and cash equivalents Short-term investments Available for sale securities Sundry receivables and prepaids Due from related parties	$9,654,288 433,699 118,720 141,827 122,386	$795,095 436,378 226,537 1,261 126,342
	10,470,920	1,585,613
Reclamation bond	181,767	131,767
Equipment, net Mineral properties -acquisition costs Mine development	2,056,392 468,107 739,048	1,258,994 187,415 445,529
	$13,916,234	$3,609,318
Liabilities Current Payables and accruals Asset retirement obligation	$202,157 181,767	$221,733 131,767
	383,924	353,500
Shareholders' Equity Capital stock Shares to be issued Warrants Additional paid-in capital Cumulative foreign currency translation adjustments Cumulative adjustments to marketable securities Deficit accumulated during the exploration stage	24,822,439 -3,546,935 5,879,511 (84,632) (374,510) (20,257,433)	11,251,645 119,325 1,440,009 2,218,739 296,398 (266,692) (11,803,606)
	13,532,310	3,255,818
	$13,916,234	$3,609,318

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

The cumulative-from-inception statements of operations and comprehensive income (loss), cash flows and changes in shareholder's equity under US GAAP are as follows:

Statements of Operations and Comprehensive Income (Loss):

Cumulative
from inception		2007	2006	2005
Expenses
General and administrative	$ 2,499,742	$618,962	$266,505	$193,287
Consulting fees and payroll	1,513,777	443,693	295,707	213,504
Stock option compensation	4,768,878	3,838,926	739,006	150,606
General exploration	11,084,177	3,403,377	880,915	1,523,204
Depreciation	770,794	540,289	191,877	14,921
	20,637,368	8,845,247	2,374,010	2,095,522
Loss before the following	(20,637,368)	(8,845,247)	(2,374,010)	(2,095,522)
Write-down of advances to
related company	(75,506)	-	-	-
Gain on disposal of marketable
securities	47,988	-	-	-
Interest income	410,034	391,420	-	-
Repayment of interest	(67,117)	-	-	-
Gain on sale of 60% interest in
mineral property	78,124	-	-	78,124
Net loss before income taxes	(20,243,845)	(8,453,827)	(2,374,010)	(2,017,398)
Income taxes	-	-	-	-
Net loss	(20,243,845)	(8,453,827)	(2,374,010)	(2,017,398)
Comprehensive income items:
Foreign currency translation
gains (losses)	(84,632)	(381,030)	249,505	131,306
Recovery of (write-down) of
marketable securities	(374,510)	(107,817)	140,412	-
Comprehensive loss	$(20,702,987)	$(8,942,674) $	(1,984,093) $	(1,886,092)
Net loss per common share
Basic and diluted		$(0.11) $	(0.04) $	(0.05)
Comprehensive loss per common share
Basic and diluted		$(0.12) $	(0.04) $	(0.05)

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity: The changes in common stock since the commencement of the Company's exploration stage as required by US GAAP are as follows:

Shares		Amount Under US GAAP
Issued to former shareholders of SRI Held by other shareholders	8,154,614 488,041	$1,318,566 467,467
Outstanding at June 26, 1996	8,642,655	1,786,033
Shares issued for mineral properties Shares issued for services Shares issued on warrants exercised Shares issued for cash	1,400,000 200,000 580,577 500,000	667,204 126,465 361,823 329,936
Outstanding at January 31, 1997	11,323,232	3,271,461
Shares issued for mineral properties Flow-through shares issued for cash Shares issued for cash, less issue costs of $481,480 Shares issued for services	200,000 300,000 7,228,066 70,000	134,250 216,763 2,129,061 58,125
Outstanding at January 31, 1998	19,121,298	5,809,660
Share issue costs	-	(5,919)
Outstanding at January 31, 1999	19,121,298	5,803,741
Shares issued for cash, less issue costs of $4,092	951,494	61,578
Outstanding at January 31, 2000	20,072,792	5,865,319
Shares issued for cash, less issue costs of $54,246	3,043,667	377,614
Outstanding at January 31, 2001	23,116,459	6,242,933
Shares issued on warrants exercised Cancellation of shares held in escrow	951,494 (4,836,615)	123,052 (1,279,287)
Outstanding at January 31, 2002	19,231,338	5,086,698
Shares issued for cash, less issue costs of $55,258 Shares issued on stock options exercised Issued in exchange for mineral properties	7,000,000 910,000 1,000,000	600,427 88,290 171,125
Balance at January 31, 2003	28,141,338	5,946,540

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity (Continued):

Shares		Amount Under US GAAP
Balance at January 31, 2003	28,141,338	5,946,540
Shares iIssued for cash, less issue costs of $266,372 Warrant valuation	6,000,000 -	845,292 (151,276)
Balance at January 31, 2004	34,141,338	6,640,556
Shares issued for cash, less issue costs of $360,964 Warrant valuation Shares issued to broker as compensation Shares issued on warrants exercised Fair value of warrants exercised	7,395,000 -349,680 1,257,500 -	1,486,784 (428,918) 91,117 318,352 90,345
Balance at January 31, 2005	43,143,518	8,198,236
Shares issued for cash, less issue costs of $295,750 Warrant valuation Shares issued to broker as compensation Shares issued on warrants exercised Fair value of warrants exercised Shares issued on stock options exercised Fair value of stock options exercised	12,131,000 -127,000 2,221,060 -200,000 -	3,117,705 (1,132,581) 35,553 692,984 255,491 64,824 19,433
Balance at January 31, 2006 Shares issued after January 31, 2006 Shares issued for cash, less issue costs of $879,172 Warrant valuation Shares issued on warrants exercised Fair value of warrants exercised Shares issued on stock options exercised Fair value of stock options exercised	57,822,578 100,000 12,975,967 -6,126,730 -1,250,000 -	11,251,645 119,325 12,407,590 (2,847,058) 2,639,865 740,133 332,784 178,155
Balance at January 31, 2007	78,275,275	$24,822,439

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Other changes in shareholders' equity are presented as follows:

Cumulative					Deficit
Warrants		Additional paid in capital	foreign currency translation adjustments	Cumulative adjustments to marketable securities	accumulated during the development stage
Balance, January 31, 2004	$151,276	$1,331,654	$(84,413)	$(407,106)	$(7,412,198)
Warrant exercise, fair value Issue of warrants, fair value Warrant call Stock options Net (loss) income Other comprehensive income items	(55,200) 579,065 (90,345) ---	---150,606 --	-----131,306	------	----(2,017,398) -
Balance, January 31, 2005	584,796	1,482,260	46,893	(407,106)	(9,429,596)
Warrant exercise, fair value Issue of warrants, fair value Warrant expiry, fair value Stock options Stock option exercise, fair value Stock options expired, fair value Net (loss) income Other comprehensive income items	(255,941) 1,132,581 (21,427) -----	---739,006 (19,433) 16,907 --	-------249,505	-------140,413	------(2,374,010) -
Balance, January 31, 2006	1,440,009	2,218,740	296,398	(266,693)	(11,803,606)
Warrant exercise, fair value Issue of warrants, fair value Stock options Stock option exercise, fair value Net (loss) income Other comprehensive income items	(740,132) 2,847,058 ----	--3,838,926 (178,155) --	-----(381,030)	-----(107,817)	----(8,453,827) -
Balance, January 31, 2007	$3,546,935	$5,879,511	$(84,632)	$(374,510)	$ (20,257,433)

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Statement of Cash Flows:

Cumulative
from
Inception		2007	2006	2005
Operating activities Net loss Depreciation Stock option compensation Expenses settled by the issue of common shares Exploration expenditures settled by the issue of common shares Gain on disposal of marketable securities Write-down of advances to related	$ (20,243,845) 770,794 4,768,878 184,610 2,199,799 (47,988)	$(8,453,827) 540,289 3,838,926 ---	$(2,374,010) 191,877 739,006 ---	$(2,017,398) 14,921 150,606 ---
company Increase in sundry receivables and prepaids (Increase) decrease in advances to related company Increase (decrease) in payables and accruals	554,846 (141,827) (677,231) 202,157	-(140,566) 3,956 (19,576)	-(484) (64,105) 117,646	-(62,455) -(2,091)
	(12,429,807)	(4,230,798)	(1,390,070)	(1,916,417)
Financing activities Issue of common shares, net of issue costs Asset retirement obligation	27,003,885 181,767	15,380,240 50,000	4,025,421 -	1,991,200 131,767
	27,185,652	15,430,240	4,025,421	2,122,967

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Statement of Cash Flows (Continued):

Cumulative from Inception		2007	2006	2005
Investing activities Increase in short-term investments Increase in funds held in trust Purchase of equipment Acquisition of mineral rights Mine development costs Purchase of marketable securities Reclamation bond Proceeds on disposal of marketable securities	(433,699) -(2,827,187) (468,107) (739,048) (1,057,976) (181,767) 690,859	2,679 -(1,337,687) (280,692) (293,519) -(50,000) -	(436,378) -(1,413,136) (187,415) (445,529) ---	-75,000 ---(78,124) (131,767) -
Foreign currency translation adjustments	(5,016,925) (84,632)	(1,959,219) (381,030)	(2,482,458) 249,505	(134,891) 131,306
Cash and cash equivalents Net increase (decrease) Beginning of period	9,654,288 -	8,859,193 795,095	402,398 392,697	202,965 189,732
End of period	$ 9,654,288	$9,654,288	$795,095	$392,697

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Consolidated Financial Statements Years ended January 31, 2007, 2006 and 2005

17. Differences between Canadian GAAP and US GAAP (Continued)

Recent US GAAP accounting pronouncements

In March 2004, the FASB ratified a consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 4-2 entitled "Whether Mineral Rights are Tangible or Intangible Assets." This consensus requires that costs to acquire mineral rights (defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits) as tangible assets. This consensus was effective for years beginning after March 2004 and has been applied in the January 31, 2006 balance sheet. Prior to the adoption of this consensus, the Company accounted for mineral rights costs with exploration costs as expense when incurred.

In March 2005, the FASB ratified a consensus reached by the EITF on Issue No. 4-6 entitled "Accounting for Stripping Costs Incurred during Production in the Mining Industry." This consensus affects the accounting for costs of removing overburden and waste materials during the production phase of a mine. The consensus requires that stripping costs are to be accounted for as variable production costs and charged to operations during the period that the stripping costs are incurred. This consensus is required to be adopted in the fiscal year ending January 31, 2007. This consensus has had no effect in the current fiscal year since the Company is not yet in the production phase.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Royal Standard Minerals Inc. ("RSM", "Corporation" or "Company") constitutes management's review of the factors that affected the Corporation's financial and operating performance for the year ended January 31, 2007. The MD&A was prepared as of May 23, 2007 and should be read in conjunction with the audited annual financial statements for the year ended January 31, 2007 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

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

General and Administrative expenses increased from $266,505 for the year ended January 31, 2006 to $618,962 for the year ended January 31, 2007. The increase of $352,457 is mainly the result of Professional Fees which increased by $221,269, Corporate Development Expense which increased by $57,618 and Advertising Expense which increased by $45,539. Amortization increased from $191,877 in 2006 to $540,289 in 2007, for an increase of $348,412, and consulting fees which increased from $295,707 for the year ended January 31, 2006 to $443,693 for the year ending January 31, 2007, for an increase of $147,986. All increases are a direct result of increased activity on the Company's mineral projects.

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

Liquidity and Capital Resources

The Company's cash and cash equivalents balance as of January 31, 2007 was $9,654,288 compared to $795,095 at January 31, 2006, an increase of $8,859,193. The increase is attributable to the private placement offerings completed during the first quarter of 2006. The Company also had $433,699 in short term investments at January 31, 2007, compared to $436,378 in 2006.

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

A second round of the financing was completed on April 26, 2005, whereby 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one share of the Company's common stock at a price of $0.50 CDN per share until April 26, 2007.

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

The Corporation is authorized to issue an unlimited number of Common Shares of which 78,275,275 are outstanding as at January 31, 2007. As at January 31, 2007 the Corporation had outstanding options to purchase 7,826,500 common shares with exercise prices from $0.26-1.44 CDN per share and expiration dates ranging from April 2007 to October 2011. The Corporation also had 11,219,283 Warrants outstanding as of January 31, 2007. The exercise prices of the Warrants range from $0.50 CDN to $1.75 CDN and, if not exercised, expire from March 2007 through April 2008. (See notes 8-10 of the Company's January 31, 2007 audited financial statements for more details about the Company's stock, stock options and warrants.)

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

Additions
Gold Wedge Project Pinon Project Railroad Project Fondaway Project Como Project	Opening Balance January 31, 2006 $2,636,862 762,285 175,670 127,652 108,050	(See details below) $3,516,345 385,974 40,143 35,126 0	Ending Balance January 31, 2007 $6,153,207 1,148,259 215,813 162,778 108,050

$3,810,519 $3,977,588 $7,788,107

Detail of Mineral Properties
Cumulative
from date of
inception of
exploration
For the years ended January 31	2007	2006	2005	phase
Gold Wedge Project
Opening balance	$2,636,862	$1,460,443	$264,119	$0
Property Acquisition costs	171,376	184,892	111,122	506,399
Travel	77,737	70,862	40,770	212,553
Mine development costs	293,519	237,867	207,662	741,133
Drilling	53,185	78,790	146,441	278,416
General exploration	5,023	38,776	8,188	133,353
Professional fees	0	33,740	29,513	72,636
Consulting fees and payroll	1,377,706	243,297	619,528	2,324,926
Office and general	335,767	79,701	0	415,968
Analysis and assays	30,063	22,240	18,222	94,722
Supplies, Equipment and
transportation	1,171,969	186,254	14,878	1,373,101
Activity during the period	3,516,345	1,176,419	1,196,324	6,153,207
Closing balance	$6,153,207	$2,636,862	$1,460,443	$6,153,207
Pinon Project
Opening balance	$762,285	$600,538	$511,043	$0
Property Acquisition costs	34,047	40,258	42,156	425,570
Travel	0	801	1,201	11,850
Drilling	8,333	72,780	2,259	130,600
General exploration	0	0	0	7,765
Professional fees	0	0	0	66,273
Office and general	15,296	2,698	7,983	43,707
Geologist	0	25,008	3,127	32,653
Consulting fees	151,133	19,537	6,192	194,902
Reclamation costs	167,785	0	0	167,785
Analysis and assays	9,380	382	26,577	66,871
Supplies, Equipment and
transportation	0	283	0	283
Activity during the period	385,974	161,747	89,495	1,148,259
Closing balance	$1,148,259	$762,285	$600,538	$1,148,259
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
Cumulative
from date of
inception of
exploration
For the years ended January 31	2007	2006	2005	phase
Manhattan Project
Opening balance	$0	$191,065	$172,031	$0
Property Acquisition costs	0	0	0	$27,707
Travel	0	0	0	28,253
General exploration	0	1,458	19,034	63,219
Consulting	0	0	0	47,743
Analysis and assays	0	0	0	25,601
Written off	0	(192,523)	0	(192,523)
Activity during the period	0	(191,065)	19,034	0
Closing balance	$0	$0	$191,065	$0
Other Projects
Opening balance	$0	$54,053	$13,396	$0
Cumulative expenditures
from date of
inception	0	0	0	3,410,396
Expenditures during the
period	0	120,891	40,657	161,548
Written off	0	(174,944)	0	(3,571,944)
Activity during the period	0	(54,053)	40,657	0
Closing balance	$0	$0	$54,053	$0
TOTAL	$7,788,107	$3,810,519	$2,664,127	$7,788,107

Transactions with Related Parties

2007		2006	2005
Due from (to) related parties The President & Director of the Company(1) Sharpe Resources Corporation(2)	$17,.402 104,984	$18,049 108,293	$11,095 51,142
	$122,386	$126,342	$62,237
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

Disclosure Controls and Procedures

RSM's President and Chief Financial Officer ("CFO") are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information is facilitated by the small size of RSM's management team. The President and the CFO, after evaluating the effectiveness of the RSM disclosure controls and procedures as of January 31, 2007, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to RSM and its subsidiaries would have been known to them.

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

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.royalstandardminerals.com.

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

Date: January 16, 2008

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

Date: January 16, 2008

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

/s/ Roland M. Larsen Roland M. Larsen Chief Executive Officer January 16, 2008

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Samuel Gulko, Director of Royal Standard Minerals Inc. ("the Company"), certify that:

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