Form 20-F
ROYAL STANDARD MINERALS INC
filed 2008-07-31
CIK 1027162

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F

(Mark One)

OMB APPROVAL

OMB Number: 3235-0288 Expires: September 30, 2007 Estimated average burden Hours per response: 2631.00

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
X__	ACT OF 1934
	For the fiscal year ended	January 31, 2008
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

84,079,825 Common Shares

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

______Yes _____No

PART I
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	7
ITEM 4	INFORMATION ON THE COMPANY	9
A.	History and development of the company	9
B.	Business overview	9
C.	Organizational structure	15
D.	Property, plants and equipment	15
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	34
A.	Operating results	34
B.	Liquidity and capital resources	39
C.	Research and development, patents and licenses, etc.	43
D.	Trend information	43
E.	Off balance sheet arrangements	43
F.	Tabular disclosures of contractual obligations	43
G.	Safe harbor	43
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	43
A.	Directors and senior management	43
B.	Compensation	46
C.	Board practices	49
D.	Employees	54
E.	Share ownership	54
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	54
A.	Major shareholders	55
B.	Related party transactions	55
C.	Interests of experts and counsel	55
ITEM 8	FINANCIAL INFORMATION	55
A.	Consolidated statements and other financial information	55
B.	Significant changes	55
ITEM 9	THE OFFER AND LISTING	59
A.	Offer and listing details	59
B.	Plan of distribution	60
C.	Markets	60
D.	Selling shareholders	60
E.	Dilution	60
F.	Expenses of the issue	60
ITEM 10	ADDITIONAL INFORMATION	61
A.	Share capital	61
B.	Memorandum and articles of association	61
C.	Material contracts	61
D.	Exchange controls	61
E.	Taxation	64
F.	Dividends and paying agents	64
G.	Statement by experts	65
H.	Documents on display	65
I.	Subsidiary information	65
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	65

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2008, 2007, 2006, 2005, and 2004. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States Companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 16 of the Consolidated Financial Statements included with this report.

Royal Standard Minerals Inc.
(An Exploration Stage Enterprise)
Consolidated Financial Statement
Data For the Years Ended January 31
(Expressed in US Currency)

2008		2007	2006	2005	2004
		(Restated1)	(Restated1)
Statement of Operations
Revenue	$0	$0	$0	$0	$0
Interest Income	$396,294	$391,420	$0	$0	$0
Expenses	($2,270,313)	($4,902,903)	($1,306,963)	($572,318)	($565,907)
Net loss for the year	($2,019,479)	($4,511,483)	($1,674,430)	($475,409)	($554,626)
Deficit, beginning of year	($14,051,103)	($9,539,620)	($7,865,190)	($7,389,781)	($6,835,155)
Deficit, end of year	($16,070,582)	($14,051,103)	($9,539,620)	($7,865,190)	($7,389,781)
Loss per common share:
Basic	($0.02)	($0.06)	($0.03)	($0.01)	($0.02)
Diluted	($0.02)	($0.06)	($0.03)	($0.01)	($0.02)
Weighted Average Shares Outstanding	82,983,768	73,771,233	53,907,094	41,090,912	31,330,379

Balance Sheet		Year Ended January 31
	2008	2007	2006	2005	2004
		(Restated1)
Current Assets	$8,006,287	$10,438,324	$1,445,200	$541,835	$273,291
Exploration Properties	$13,895,392	$8,547.743	$3,810,519	$2,664,127	$1,253,444
Equipment, net	$1,483,690	$2,056,392	$1,258,994	$37,735	$52,656
Total Assets	$23,588,555	$21,224,226	$6,646,480	$3,237,383	$1,579,.391
Current Liabilities	$220,737	$202,157	$221,733	$104,087	$106,178
Net Assets	$23,164,632	$20,840,302	$6,292,080	$3,133,296	$1,473,213

1. For details see Note 2 of the Royal Standard Minerals Consolidated Financial Statements (Audited)for the Years ending January 31, 2008 and 2007.

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

	Year Ended December 31,

	2003	2004	2005	2006	2007
High for the period	.7738	.8493	.8689	.9148	1.0220
Low for the period	.6329	.7196	.7871	.8475	.8460
Averge rate for the period(1)	.7186	.7716	.8253	.8821	.9353
Rate at end of period	.7738	.8308	.8577	.8581	1.0120

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

History of Losses

At January 31, 2008, the Company had an accumulated deficit of U.S. $16,070,582. There can be no assurance that the Company will ever achieve revenues from operations or that its operations will ever be profitable.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of January 31, 2008, the Company had outstanding options and warrants to purchase an aggregate of 14,314,496 Common Shares. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

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

B. Business overview.

Royal Standard is a mineral exploration company engaged in locating, acquiring exploring and the development of gold and precious metal deposits in the state of Nevada. The Company owns a 100% interest in eight (7) projects in four (3) gold-silver districts in Nevada. These projects include the Goldwedge project in Nye County, the Pinon, Railroad and Dark Star projects in Elko County, Mustang Canyon, in Esmeraldo County, the Fondaway Canyon, Dixie-Comstock projects in Churchill.

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

The underground bulk sampling and decline development program continued during 2007, although the underground effort was hampered by the effects of groundwater. A dewatering well was drilled in 2008 to reduce and control the water levels within the mine. In 2007 the treatment of lower grade mined material continued with the processing this material through an onsite (gravity) plant. The surface facilities and the gold recovery plant were completed in 2005 and modified in 2006-2007 as a means to improve gold recoveries.

During the year ending January 31, 2008, expenses on the Goldwedge project were $4,953,218 bringing total RSM expenses on this project to $11,866,061. Future expenditures are expected to be an additional $3 million over the next two years and relegated to underground development and drilling.

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

The Company has developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. The 2004-2006 program involved work on the BLM permit application. All of this work has been completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by year-end 2009. A second objective is to continue with the exploration drilling of the Railroad copper target and to further test the potential of expanding the gold system on the property.

Total exploration expenditures on this project have exceeded $10 million and an additional $20 million will be required to develop a 5,000 ton per day heap leach operation on this project. As of January 31, 2008, RSM and its partners have spent approximately $3.5 million on the Pinon and Railroad projects. Plans include the achievement of a mining permit in 2009 followed project financing.

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

Drill testing the Tenneco heap leach pad in 2007 did not provide positive results. Plans to further drill test the sulfide resource as part of a program to upgrade the indicated and inferred resources on the property are expected when all of the State of Nevada permits are approved to commence this project. This effort will involve drilling underground within the Tenneco adit along with a surface drilling program. A bulk sampling program for metallurgical analysis of the sulfide resource will also be included as part of an effort to develop a gold recovery process that will achieve the desired results.

Estimates of prior expenditures on this property are approximately $5-6 million. The largest portion of these expenditures was contributed by Tenneco Minerals and Tundra Mines LTD. This work included extensive drilling, development of a small open pit production project and an advanced exploration adit on the property. As of January 31, 2008, RSM has spent $246,457 on this project.

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

LOCATION MAP

Source: RSM 2003

The Goldwedge, one of several gold deposits in the area, is considered one of the best known projects in the district for POTENTIAL development of an underground mine. The property contains excellent exploration potential for future growth. Based upon the results of approximately 75 drill holes primarily within the central zone over a strike length of 1,000+ feet and 100'-500' of vertical extent reveal continuous gold oxide mineralization of potential mineable thickness and quality. RSM has analyzed all of the drill data as part of a detailed geologic inventory of the deposit.

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
		824436,826461-826476, 829859
		829863, 834113
Location of Claims

Goldwedge Deposit (option to Purchase 100% for $200,000)

North Plunge of Goldwedge Deposit and 1.5 miles of Mineralized Caldera Margin Trend (RSM owns 100% of Unpatented Claims)

South End of Goldwedge Deposit and East Caldera Margin Trend (RSM owns 100% of Patent Claim

# of Claims/Acres/Owner

4 Claims/50 Acres/Hill

34 Claims/450 Acres/RSM

1 Claim/20.03 Acres/RSM (Orphant Patent)

Importance to Development

90% of known measured deposit and most of know indicated deposit, 3% NSR, - 5-year lease term, renewable

Largest deep inferred and unexplored mineralized caldera margin

Approximately 5% of known deposit, Private Land for Decline and Plant Site, and 1,500 feet of mineralized caldera trend, facility site plan, 1% NSR

Goldwedge - Manhattan Project Area

Nye County Recorder Claim Name BLM Serial No. Book/Page

April Fool 117977 April Fool Fraction 117978 Tip Top 117979 War Eagle 117980 Future 117981 108/106 Future No. 01 117982 108/106 Future No. 02 117093 108/107 Future No. 03 117984 108/107 ABB No. 23 744305 ABB No. 24 744306

PATENTED CLAIMS Claim Name Parcel # Propert Loc.

Ida and Lottie 000-006-74 CLMS 2 LODE Wolftone and Wolftone Fraction 000-156-75 CLMS 2 LODE

KEYSTONE-JUMBO PROJECT AREA

Nye County Recorder Claim Name BLM Serial No. Book/Page WC. NO. 01 443681 367/82 WC. NO. 03 443682 367/84 WC. NO. 05 443683 367/86 WC. NO. 07 443684 367/88 WC. NO. 09 443685 367/90 WC. NO. 11 443687 367/92 WC. NO. 45 443704 367/126 WC. NO. 47 443705 367/128 WC. NO. 49 443706 367/130 WC. NO. 51 260915 367/132 WC. NO. 53 260917 367/134 WC. NO. 55 443707 367/136 WC. NO. 63 443712 367/144 WC. NO. 64 443713 367/145 WC. NO. 65 443714 367/146 WC. NO. 66 443715 367/147 WC. NO 67 443716 367/148 WC. NO. 68 443717 367/149 WC. NO. 145 443754 367/226 South Main NO. 11 443756 342/278 South Main NO. 13 241446 342/280

Nye County Recorder Claim Name BLM Serial No. Book/Page

CAPITAL 117967 88/15

CAPITAL NO. 01 117968 88/15

CAPITAL NO. 02 117969 88/16

CAPITAL NO. 03 117970 88/16

CAPITAL FRACTION 117971 91/373

KEYSTONE JR. 117967 46/9

APRIL FOOL NO. 01 117985 124/539

BIG SAM 117986 124/539

FORD 117987 124/537

FORD NO. 02 117988 124/537

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

The Goldwedge deposit occurs at the intersection of north and northwest trending faults. In the deposit area, the north trending Reliance fault is mineralized within the Ordovician Zanzibar limestone and siltstone. The target mineralization occurs within multiple high angle structures over a width of between 100-200 feet primarily within the Zanzibar limestone. RSM has evaluated all of the pertinent drill data as part of a detailed inventory of the deposit geometry, size and overall grade. The current exploration model

131 suggests that the Goldwedge deposit and the extensions may contain an economically significant gold resource at depth near the contact with the Manhattan Caldera margin.

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

The underground bulk sampling and decline development program continued during 2007, although the underground effort was hampered by the effects of groundwater. A dewatering well was drilled in 2008 to reduce and control the water levels within the mine. In 2007 the treatment of lower grade mined material continued with the processing this material through an onsite (gravity) plant. The surface facilities and the gold recovery plant were completed in 2005 and modified in 2006-2007 as a means to improve gold recoveries.

During the year ending January 31, 2008, expenses on the Goldwedge project were $4,953,218 bringing total RSM expenses on this project to $11,866,061. Future expenditures are expected to be an additional $3 million over the next two years concentrating on underground development and drilling.

Cumulative
from date of
Restated			Restated	inception of
For the years ending	January 31, 2008	January 31, 2007(1)	January 31, 2006(1)	exploration phase
Gold Wedge Project
Opening balance	$6,912,843	$2,857,531	$1,494,980	$0
Property Acquisition costs	93,463	171,376	184,892	599,862
Travel	77,588	77,737	70,862	290,141
Mine development costs	241,075	293,519	237,867	982,208
Drilling	606,223	53,185	78,790	884,639
General exploration	0	5,023	38,776	133,353
Professional fees	0	0	33,740	72,636
Consulting	1,146,119	1,377,706	243,297	3,471,045
Office and general	729,941	335,767	79,701	1,145,909
Analysis and assays	23,899	30,063	22,240	118,621
Supplies, Equipment and
transportation	1,389,747	1,171,969	186,254	2,762,848
Amortization	645,163	538,967	186,132	1,404,799
Activity during the period	4,953,218	4,055,312	1,362,551	11,866,061
Closing balance	$11,866,061	$6,912,843	$2,857,531	$11,866,061

(1) See note 2 of the Consolidated Financial Statements (Audited) for the Years ended January 31, 2008 and 2007.

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

The results of the last 12 months support further investment and a continuation of the mining and milling program for this project. The projected expenditures for the next 12 months are expected to be approximately $3 million. Funding will include approximately $2.5 million allocated to underground development and drilling as well as the continuation of the test mining and approximately $0.5 million of this funding will be allocated to an underground and surface drilling program. The balance of approximately $0.5 million will be allocated to plant modification to include the addition of another ball mill and other material handling improvements. All of this work will be supervised by the CEO and carried out by experienced miners and plant employees currently working for the Company. Consultants will be utilized in special instances to assist management with specific technical issues. Funding for this activity will come from the Company's current cash.

This project is an advanced exploration project without known reserves and the proposed program is exploratory in nature.

Pinon and Railroad Projects-Carlin Trend South

The Pinon property is located in the southeast end of the famous "Carlin Gold Trend" about 10 miles south of Newmont's Rain mine, 25 miles southwest of Elko, Nevada. The main access from Elko is west on Interstate 80 to Carlin (25 miles) then south on State Highway 51 for 22 miles to the Trout Creek access road. The project area is 7 miles east along a well-maintained BLM gravel-dirt road to the area of extensive drilling. There is no infrastructure in the vicinity of the property; the nearest power line is 7 miles to the west along State Highway 51.

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

T30N, R53E

Section 21: All (640 acres)

Surface estate J. Tomera Ranch (100%)

Mineral estate J. Tomera family (50%)

Etcheverry family (16.7%)

Rudnick Trust (16.6%)

L&R Rudnick family (16.6%)

Section 27: NE1/4 NW1/4 , NE1/4, NE1/4 SE1/4 (640 acres)_

Surface estate Pereira Trust (100%)

Mineral estate Pereira Trust (50%)

Etcheverry family (16.67%)

O. Rudnick family (16.67%) Rudnick Trust (8.33%)

Section 27: NW1/4 NW1/4 , S1/2 NW1/4, SW1/4, NW1/4 SE1/4, S1/2 SE1/4 (640 acres)

Surface estate J. Tomera Ranch (100%)

Mineral estate J. Tomera family (50%)

Etcheverry family (16.67%)

O. Rudnick family (16.67%) Rudnick Trust (8.33%)

R. Rudnick family (8.3%)

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
Grey Eagle
Blue Eagle
Blue Jay
Tom Boy
Lucky Boy
Kansas City
Safety pin	105.766
	TOTAL 226.366
Unpatented Mining Claims
NAME	BLM NMC NUMBER	NO. OF CLAIMS
Black	75973	1
Blue	75974	1
Burke Fraction	75975	1
Canary	75976	1
Dike No. 1-4	75977-75980	4
Dike No. 6-9	75981-75984	4
Dike No. 11	75985	1
Eagle	75986	1
Gold	75987	1
Green	75988	1
Hoffman Fraction	75989	1
Holdup	75990	1
Homestake	75991	1
Key	75992	1
Lark	75993	1
Last Chance	75994	1

NAME BLM NMC NUMBER NO. OF CLAIMS

Mahogany 75995 1 Mendota 75996 1 Moon 75997 1 Moon No. 1-2 75998-75999 2 Nevada 76000 1 Owl 76001 1 Pink 76002 1 Portal 76003 1 Portal Fraction 76004 1 Red 76005 1 Snowbird 76006 1 Spring 76007 1 Star 76008 1 Storm King 76009 1 Uhalde-Borne 76010 1 Uhalde-Borne North 76011 1 Selco 1-89 75884-75972 89 John 75876 1 Bardy 75877 1 Maggie 75878 1 Rob 75879 1 Hannah 75880 1 Ken 75881 1 Peter 75882 1 Pam 75883 1 B 1-5 138543-138547 5 Home 1-18 164143-164160 18 Home 19-31 190211-190223 13 Home 41-52 227247-227257 11 RR 1-39 320216-320254 39 RR 40-54 426606-426620 15 RR 55-64 486934-466943 10 CISS 1-87 407849-407935 87 CISS 106-119 407954-407967 14 CISS 124-137 407968-407981 14 LT 1-27 504170-504176 27 WRN 1-12 602701-602712 12 RF 1-8 403753-403760 8 New 56-63 202156-202163 8 New 65-72 202165-202172 8 New 135-138 227243-227246 4 Pine 1-18 407779-407796 18 Pine 58-66 407836-407844 9 RN 1-25 602676-602700 25 PIN 1-12 696494-696505 12

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

The Company has developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. The 2004-2006 program involved work on the BLM permit application. All of this work has been completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by year-end 2009. A second objective is to continue with the exploration drilling of the Railroad copper target and to further test the potential of expanding the gold system on the property.

Total exploration expenditures on this project have exceeded $10 million and an additional $20 million will be required to develop a 5,000 ton per day heap leach operation on this project. As of January 31, 2008, RSM and its partners have spent approximately $3.5 million on the Pinon and Railroad projects. Plans include the achievement of a mining permit in 2007 followed project financing. Following is a detailed table of RSM's expenditures.

Cumulative from date of
Restated			Restated	inception of
For the years ending	January 31, 2008	January 31, 2007(1)	January 31, 2006(1)	exploration phase
Pinon Project
Opening balance	$1,148,259	$762,285	$600,538	$0
Property Acquisition costs	19,017	34,047	40,258	444,587
Travel	14,978	0	801	26,828
Drilling	0	8,333	72,780	130,600
General exploration	0	0	0	7,765
Professional fees	0	0	0	66,273
Office and general	54,413	15,296	2,698	98,120
Geologist	0	0	25,008	32,653
Consulting	207,590	151,133	19,537	402,492
Reclamation costs	0	167,785	0	167,785
Analysis and assays	7,171	9,380	382	74,042
Supplies, Equipment and
transportation	0	0	283	283
Activity during the period	303,169	385,974	161,747	1,451,428
Closing balance	$1,451,428	$1,148,259	$762,285	$1,451,428
Railroad Project
Opening balance	$215,813	$175,670	$175,670	$0
Property Acquisition costs	115,633	40,143	0	331,446
Activity during the period	115,633	40,143	0	331,446
Closing balance	$331,446	$215,813	$175,670	$331,446

(1) See note 2 of the Consolidated Financial Statements (Audited) for the Years ended January 31, 2008 and 2007.

The Pinon gold-silver project has been intensively explored with more than 300 drill holes in this Carlin-type surface bulk mineable target. In 2007, the Company completed drilling of the deposits for environmental data and completed drilling for similar information on the proposed leach pad. These data will be included in various state and federal applications toward achieving a mining permit for this project. The cost in 2007 was approximately $200,000 for this drilling program. Engineering and analytical costs including report preparation is expected to be an additional $100,000 this calendar year. Consulting environmental engineering, Dyer and Associates of Sparks, Nevada are completing the environmental reports. If more site work is required additional capital will have to be utilized to collect additional data.

In regard to the Railroad project, the Company expects to continue with the surface drilling program on the Copper-Molybdenum-precious metal target utilizing the one-two Company owned core drilling rigs. A total of five 5 core drill holes were completed on this project in 2007 at a cost of approximately $175,000. Experienced drillers are employed by the Company to operate our own drill rigs. Plans for this program in 2008 will include the continuation of this drilling program at a cost not to exceed $350,000.

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

Drill testing of the Tenneco leach pad was unsuccessful. RSM plans are to further drill test the sulfide resource as part of a program to upgrade the indicated and inferred resources on the property. This effort will involve drilling underground within the Tenneco adit along with a surface drilling program. A bulk sampling program for metallurgical analysis of the sulfide resource will also be included as part of an effort to develop a gold recovery process that will achieve the desired results. This effort is subject to achieving the necessary state of Nevada permits.

Estimates of prior expenditures on this property are approximately $5-6 million. The largest portion of these expenditures was contributed by Tenneco Minerals and Tundra Mines LTD. This work included extensive drilling, development of a small open pit production project and an advanced exploration adit on the property. As of January 31, 2008, RSM has spent $162,778 on this project. A table of detailed expenditures follows:

Cumulative
from date of
Restated			Restated	inception of
January 31,		January 31,	January 31,	exploration
For the years ending	2008	2007(1)	2006(1)	phase
Fondaway Project
Opening balance	$162,778	$127,652	$96,028	$0
Property Acquisition costs	64,754	35,126	31,624	227,181
Travel	3,279	0	0	3,279
Drilling	15,646	0	0	15,646
Analysis and assays	0	0	0	351
Activity during the period	83,679	35,126	31,624	246,457
Closing balance	$246,457	$162,778	$127,652	$246,457

(1) See note 2 of the Consolidated Financial Statements (Audited) for the Years ended January 31, 2008 and 2007.

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

Expenses to date by Royal Standard are as follows:

Cumulative
from date of
Restated			Restated	inception of
January 31,		January 31,	January 31,	exploration
For the years ending	2008	2007(1)	2006(1)	phase
Manhattan Project
Opening balance	$0	$0	$191,065	$0
Property Acquisition costs	0	0	0	27,707
Travel	0	0	0	28,253
General Exploration	0	0	1,458	63,219
Consulting	0	0	0	47,743
Analysis and assays	0	0	0	25,601
Written off	0	0	(192,523)	(192,523)
Activity during the period	0	0	(191,065)	0
Closing balance	$0	$0	$0	$0

(1) See note 2 of the Consolidated Financial Statements (Audited) for the Years ended January 31, 2008 and 2007.

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

Year Ended January 31, 2008 Compared to the Year Ended January 31, 2007

The net loss for the year ending January 31, 2008 was $2,019,479 as compared to the net loss of $4,511,483 for the year ending January 31, 2007. The decrease of $2,492,004 is principally the result of Stock Option Compensation of $853,953 for the year ending January 31, 2008 as compared to $3,838,926 for the year ending January 31, 2007.

General and administrative expenses increased from $618,962 for the year ending January 31, 2007 to $872,321 for the year ending January 31, 2008 an increase of $253,359 of which $157,472 was caused by increases in professional fees, the major portion of which were related to the settled litigation described in Note 14 of the consolidated financial statements as of January 31, 2008. The other increases are a direct result of continued activity on the Company's mineral projects. Consulting, wages and salaries increased from $443,693 for the year ending January 31, 2007 to $482,123 for the year ending January 31, 2008, an increase of $38,430.

During the period ended January 31, 2008, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior years, the Company recorded such amortization as an operating expense. As the Company is still in the exploration stage, the Company's management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the exploration stage and enters the production stage. The effect of this change on the January 31, 2007 year-end balance sheet is an increase in mineral properties by $759,636 and a corresponding decrease in the accumulated deficit by the same amount. The effect of this change on the net loss and the accumulated deficit for the years ended January 31, 2007 and 2006 is a decrease of $538,967 and $186,132 respectively and a corresponding increase in mineral properties. The opening accumulated deficit for the years ended January 31, 2007 and 2006 decreased by $220,669 and $34,537 respectively and a corresponding increase in opening balance in mineral properties.

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

Nevada Projects In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode-mining claims in Nye, Elko and Lyon Counties, Nevada. Details of the option agreements are as follows:

Project Gold Wedge Nye County	Required Cash Payments to Optionors Commencing in fiscal 2002. $5,000 each in first two years; $10,000 in third year; $15,000 in fourth year and $20,000 in fifth and sixth years	Royalty(1) 3% NSR	Exercise of Option July 2006 $200,000
Manhattan Nye County Project	Commencing in fiscal 2002. $1,000 per month from August 2001 to August 2002; $2,000 per month from September 2002 to July, 2006 Required Cash Payments to Optionors	5% NSR Royalty(1)	August 2006 $500,000 Exercise of Option
Fondaway Canyon Churchill County	Commencing in fiscal 2003. $25,000 in year one, $30,000 in years two and three and $35,000 each of the next seven	3% NSR	July 2013 $600,000
years
Como Lyon County	Commencing in fiscal 2003. $25,000in years one and two covering years three and four, $20,000 in year five, $25,000 in year six	4% NSR	May 2008 $1,000,000
Railroad	Commencing in fiscal 2003.	5% NSR	August 2008
Elko County	$15,000 in the first year and		$2,000,000
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

On December 5, 2006, Sharpe withdrew from this project without any further financial obligations. Subsequent to the year ending January 31, 2008, the Company decided not to pursue the exploration of this project and to write off all accumulated deferred exploration costs.

Pinon Project - Cord Lease

In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty with no option to purchase. These properties are to be extended in 2007. In 2006 RSM leased section 25 and 13 from the Periera Trust. The Dark Star gold-silver resources lie within Section 25. Additionally, in 2007 RSM was able to lease portions of sections 27, 15, and 23 that it previously did not control.

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

B. Liquidity and capital resources.

Year Ended January 31, 2008 Compared to the Year Ended January 31, 2007

The Company's Cash and cash equivalents balance as of January 31, 2008 was $7,209,173 compared to $9,654,288 at January 31, 2007, a decrease of $2,445,115. The Company also had $117,761 in short term investments at January 31, 2008, as compared to $433,699 at January 31, 2007, a decrease of $315,938.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

Current assets as at January 31, 2008 were $8,006,287 as compared to $10,438,324 at January 31, 2007. Mineral properties at January 31, 2008 were $13,895,392 compared to $8,547,743 at January 31, 2007 which represents an increase of $5,347,649, primarily reflecting the increased investment at the Company's Gold Wedge project. Equipment decreased from $2,056,392 at January 31, 2007 to $1,483,690 at January 31, 2008, primarily as a result of amortization. Total assets as at January 31, 2008 were $23,588,555 as compared to $21,224,226 at January 31, 2007. This represents an increase of $2,364,329 and is principally due to proceeds received from the exercise of stock options and warrants.

Current liabilities as at January 31, 2008 were $220,737 compared to $202,157 at January 31, 2007, and represent current trade payables.

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

See Items 4.B, 4D, and 5.A. above.

D. Trend information.

See Items 4.B. and 5.A. above.

E. Off balance sheet arrangements.

None

F. Tabular disclosures of contractual obligations.

More

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	Than 5 Years
Asset Retirement
Obligation (1)	$203,186				$203,186

(1) The Company is required to recognize a liability for a legal obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the undiscounted asset retirement obligation ("ARO's") were estimated to be $203,186 as at January 31, 2008, assuming payments made over a five year period.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs.

G. Safe harbor.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Royal Standard.

NAME	OFFICE HELD	SINCE	BOARD TERM EXPIRES
Roland M. Larsen Heathsville, VA	President, Chief Executive Officer and Director Corporate Governance Committee	May, 1996	June, 2009
MacKenzie I. Watson Monteral, Quebec	Director Audit Committee Corporate Governance Committee	May, 1996	June, 2008
James C. Dunlop Toronto, Ontario	Director, Audit Committee	May, 1996	June, 2008
Kimberly L. Koerner Brambleton, VA	Director, Secretary/Treasurer Corporate Governance Committee	May, 2001	June, 2008
Robert N. Granger Hillier, Ontario	Director Audit Committee	July, 2007	June, 2008

The following discussion provides information on the principal occupations of the above-named directors and executive officers of the Company within the preceding five years.

Roland M. Larsen

Mr. Larsen has 30 years of experience in the natural resource industry, both in exploration and management roles. From November 1993 to the present, he has been serving as the President of Sharpe Resources Corporation, a junior natural resource issuer. From 1981 to 1991, Mr. Larsen served District/Regional Exploration Manager with Inc. and BHP Minerals, Inc., both of which are junior natural resource issuers. Earlier in his career, he worked with BHP Minerals International Inc. for a period of ten years, where he was the Exploration Manager of the Eastern United States and the North Atlantic Region. Prior to that, he was the Senior Geologist for NL Industries, Inc. In addition, he has several years of experience working with consulting engineering firms including Derry, Michner and Booth, and Watts Griffis & McOuat Limited. He is a member of the Society of Economic Geologists, the American Association of Professional Geologists and the Society of American Institute of Mining, Metallurgy, and Exploration Inc. Mr. Larsen holds a B.Sc. and M.Sc. degrees in geology.

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

Robert N. Granger

Mr. Granger is a former corporate and securities lawyer who practiced in Toronto, Canada. He has had considerable experience in the mining industry having previously been the CEO of Landmark Corporation and Anvil Range Mining Corporation. He is currently the Chairman and CEO of Hurricane River Mining Corporation which is exploring its gold property in Val d'Or, Quebec and of Copper Reef Mining Corporation which is primarily involved in exploring for base metals in the Flin Flon, Manitoba greenstone belt.

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

Summary Compensation Table Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation (US$)
		Salary (US$)	Bonus (US$)	Other Annual Compen -sation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)
Roland M. Larsen, President and CEO	2008 2007 2006	$249,995 $252,621 $96,000	$117,678 $170,000 Nil	Nil Nil Nil	775,000 1,408,000(1) 1,130,000 (2)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Samuel Gulko, Chief Financial Officer (3)	2008 2007	$60,008 $7,155	Nil Nil	Nil $5,000	100,000 Nil	Nil Nil	Nil Nil	Nil Nil
Kimberly Koerner Corporate Secretary and Director	2008	Nil	$270,433(4)	Nil	360,000	Nil	Nil	Nil

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
(3)
Mr. Gulko was appointed Chief Financial Officer of the Company, on a part-time basis, effective November 1, 2006. Under his contract of employment, Mr. Gulko is entitled to the award of options to purchase 100,000 shares of common stock at the price of US$0.60 a share. These options have yet to be awarded. Had he been employed by the Company for the entire fiscal year (also on a part-time basis), he could have earned approximately US$60,000 in salary and approximately Nil in bonuses. These amounts are estimates only and are based on a grossed-up calculation of the amounts Mr. Gulko actually received in the fiscal year ended January 31, 2007. Prior to Mr. Gulko's appointment, the Company did not have a have Chief Financial Officer, and the Corporate Secretary of the Company, Kimberly Koerner, acted in this capacity for the fiscal period ended January 31, 2006.
(4)
As of January 31, 2008, it has been agreed upon between the Company and Mr. Larsen that the bonus amount paid to Ms. Koerner will be treated as a debt owed by Mr. Larsen to the Company, which will be required to be repaid within 36 months of that date and which will be subject to interest at the rate of 4% per annum.

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

Compensation of Directors

Directors who are not officers of the corporation are not currently paid any fees for their services as directors; however, such directors are entitled to receive compensation from the corporation to the extent that they provide services to the corporation. Any such compensation is based on rates that would be charged by such a director for such services to an arm's length party. During the twelve months ended January 31, 2008, no such services were rendered and, accordingly, no compensation was paid.

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

Directors who are not officers are also entitled to participate in the Corporation's Stock Option Plan and, at the time of joining the board, directors may be granted options to purchase Common Shares. During the twelve months ended January 31, 2008, options were granted to acquire 2,015,000 common shares of the Corporation to directors of the Corporation under the Corporation's Stock Option Plan.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended January 31, 2008. There are no pension plan benefits in place for the Named Executive Officer. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

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

James C. Dunlop (Chair) Mackenzie I. Watson Robert N. Granger

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

D. Employees.

In addition to the listed officers, at January 31, 2008, the Company had twenty-nine full- time and one part-time employee.

E. Share ownership.

Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised(1)(2)
Roland M. Larsen	President, CEO & Director	1,977,000

Mackenzie I. Watson	Director	228,500

James C. Dunlop	Director	Nil

Kimberly L. Koerner	Director	925,686

Robert N. Granger	Director	Nil
(1)
The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the corporation has been furnished by the respective individuals.
(2)
Pursuant to a Settlement Agreement and Mutual General Release among the Company and certain shareholders of the Company (the "Settlement Agreement"), dated November 29, 2007, such shareholders agreed that for a period of thirty-six (36) months from the date of the Settlement Agreement, they will vote or cause to be voted the shares owned, controlled or directed by them, being a total of 8,229,000 shares, as directed by the Board, except in the event of an unsolicited take-over bid for the Company that is not solicited or encouraged by such shareholders. A press release in respect of the Settlement Agreement was issued by the Company on December 13, 2007. These shares are not included in the above table.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of May 7, 2008, to the knowledge of the directors and officers of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of the Company's outstanding common shares, except the following:

Number of Common Percentage of Common Name of Shareholder Shares Owned Shares Outstanding (1)

Sprott Asset 13,279,000 15.8%

Management(2)

Notes:

(1)
Based on 84,079,875 Common Shares issued and outstanding as at May 5, 2008.
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

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17

&minus; Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2008, 2007, 2006, 2005 &minus; Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2008 and 2007 &minus; Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2008, 2007, 2006 &minus; Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2008, 2007, 2006 &minus; Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc. &minus; Management's Discussion and Analysis for the year ending January 31, 2008

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #18 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

B. Significant Changes.

Accounting Changes

Effective February 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors.

Change in accounting policy with retroactive application

During the year ended January 31, 2008, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior periods, the Company recorded such amortization as an operating expense. As the Company is still in the exploration stage, the Company's management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the exploration stage and enters the production stage. The effect of this change on the January 31, 2007 year-end balance sheet is an increase in mineral properties by $759,636 and a corresponding decrease in the accumulated deficit by the same amount. The effect of this change on the net loss and the accumulated deficit for the years ended January 31, 2007 and 2006 is a decrease of $538,967 and $186,132 respectively and a corresponding increase in mineral properties. The Opening accumulated deficit for the years ended January 31, 2007 and 2006 decreased by $220,669 and $34,537 respectively and a corresponding increase in opening balance in mineral properties.

Financial instruments, comprehensive income (loss) and hedges

In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments - Recognition and Measurement", 1530, "Comprehensive Income", 3861, "Financial Instruments - Disclosure and Presentation" and 3865, "Hedges". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective February 1, 2007.

(a) Financial instruments - recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

  All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;
  All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and
  All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.
(b)
Comprehensive income (loss)

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

(c)
Financial Instruments - disclosure and presentation

Section 3861 establishes standards for presentation of financial instruments and nonfinancial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustments as part of other comprehensive income.

(d)
Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

(e)
Impact upon adoption of Sections 1530, 3855, 3861 and 3865

The primary impact on the consolidated financial statements resulting from the adoption of sections 1530 and 3855 is as follows:

(1)
The Company's marketable securities are classified as "available-for-sale" and are measured at fair value. Changes in fair value are recognized in other comprehensive income until their disposition, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

The Company's investments in equity securities that do not have a quoted market price in an active market are measured at cost. As at January 31, 2008 the Company did not have any such investments.

As at January 31, 2007, marketable securities are carried at cost. At January 31, 2008, the Company's marketable securities are carried at fair market value.

(2)
The Company has recorded the following transition adjustments in its interim consolidated financial statements as at February 1, 2007 resulting from the adoption of sections 1530 and 3855:

i) an increase of $32,596, representing a fair value adjustment to the value of marketable securities; and ii) an increase in accumulated other comprehensive income of $32,596, representing the fair value adjustment of marketable securities of $32,596, net of taxes of $5,887 and recovery of capital loss carry forwards of $5,887.

(3)
The Company has evaluated the impact of section 3861 and 3865 on its consolidated financial statements and determined that no adjustments are currently required.

The adoption of these Handbook Sections had no impact on opening deficit.

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No.166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice to be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective October 31, 2007 which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Future accounting changes

Capital Disclosures and Financial Instruments - Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation. These new standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on February 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. .

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments

— Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

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

The following table sets forth the reported high and low sales prices (stated in Canadian currency) and the average daily trading volume of the outstanding Common Shares on the Montreal Exchange for the periods January 1998 through September 2001 and the TSX Venture Exchange for the periods October 2001 through June 2008.

Average Daily

High				Low	Volume
January 1, 1998	to	March 31, 1998	$0.80	$0.27	10,533
April 1, 1998	to	June 30, 1998	$0.45	$0.15	14,033
July 1, 1998	to	September 30, 1998	$0.40	$0.10	23,100
October 1, 1998	to	December 31, 1998	$0.20	$0.05	22,200
January 1, 1999	to	March 31, 1999	$0.25	$0.10	32,900
April 1, 1999	to	June 30, 1999	$0.13	$0.05	14,666
July 1, 1999	to	September 30, 1999	$0.19	$0.05	43,833
October 1, 1999	to	December 31, 1999	$0.12	$0.03	21,133
January 1, 2000	to	March 31, 2000	$0.17	$0.03	42,933
April 1, 2000	to	June 30, 2000	$0.39	$0.13	57,033
July 1, 2000	to	September 30, 2000	$0.28	$0.11	10,467
October 1, 2000	to	December 31, 2000	$0.27	$0.11	25,867
January 1, 2001	to	March 31, 2001	$0.30	$0.11	11,500
April 1, 2001	to	June 30, 2001	$0.18	$0.06	7,789
July 1, 2001	to	September 30, 2001	$0.13	$0.06	7,667
October 1, 2001	to	December 31, 2001	$0.09	$0.04	9,750
January 1, 2002	to	March 31, 2002	$0.34	$0.07	52,546
April 1, 2002	to	June 30, 2002	$0.48	$0.20	76,899
July 1, 2002	to	September 30, 2002	$0.35	$0.17	51,437
October 1, 2002	to	December 31, 2002	$0.36	$0.20	31,354
January 1, 2003	to	March 31, 2003	$0.00	$0.00	0
April 1, 2003	to	June 30, 2003	$0.40	$0.21	13,728
July 1, 2003	to	September 30, 2003	$0.40	$0.20	151,583
October 1, 2003	to	December 31, 2003	$0.47	$0.25	53,416
January 1, 2004	to	March 31, 2004	$0.46	$0.25	78,814
April 1, 2004	to	June, 30, 2004	$0.46	$0.30	79,530
July 1, 2004	to	September 30, 2004	$0.42	$0.29	21,137
October 1, 2004	to	December 31, 2004	$0.47	$0.26	90,704
January 1, 2005	to	March 31, 2005	$0.45	$0.26	37,522
April 1, 2005	to	June 30, 2005	$0.43	$0.28	25,394
July 1, 2005	to	September 30, 2005	$0.75	$0.33	259,892
October 1, 2005	to	December 31, 2005	$1.00	$0.61	257,685
January 1, 2006	to	March 31, 2006	$1.45	$0.83	258,527
April 1, 2006	to	June 30, 2006	$1.65	$0.93	321,319
July 1, 2006	to	September 30, 2006	$1.15	$0.67	51,767
October 1, 2006	to	December 31, 2006	$0.79	$0.40	128,733
January 1, 2007	to	March 31, 2007	$0.64	$0.41	39,533
April 1, 2007	to	June 30, 2007	$0.85	$0.45	55,800
July 1, 2007	to	September 30, 2007	$0.67	$0.35	127,998
October 1, 2007	to	December 31, 2007	$0.58	$0.39	111,618
January 1, 2008	to	March 31, 2008	$0.53	$0.23	98,037
April 1, 2008	to	June 30, 2008	$0.31	$0.18	149,619

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

C. Material contracts.

  On January 1, 2006, the Company entered into a management agreement with the President of the Company for management and consulting services for $250,000 per annum which expires in January 1, 2011. On January 1, 2007 and on each January 1 during the term of the agreement, the compensation may be increased by 10% per annum. This agreement can be renewed for an additional five years.
  The Company is obligated to incur an additional $96,000 in option costs before July 1, 2009 pursuant to the agreement of the Gold Wedge Project.
  The Company is obligated to incur an additional $40,000 in option costs before the end of fiscal 2010 pursuant to the agreement of the Railroad Project.
  The Company is obligated to incur an additional $225,000 in exploration expenditures and $30,720 in option costs before July 31, 2011 pursuant to the agreement of the Darkstar gold property.
  The Company is obligated to incur an additional $140,000 in option costs before the end of fiscal 2012 pursuant to the agreement of the Fondaway Project.

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

Pursuant to an escrow agreement dated June 17, 1996, (the "Escrow Agreement"), among the Company, Montreal Trust Company (the "Trustee"), and Sharpe, as the escrowed shareholder, an aggregate of 5,061,615 Common Shares of the Company are held by the Trustee in escrow. The Escrow Agreement was entered into as a condition of the Montreal Exchange approving the listing of the Company's Common Shares on the Montreal Exchange. The first 250,000 Common Shares are released in accordance with the provisions of Section 5 of General Policy Q-4 of the Quebec Securities Commission, and the balances are released upon a mineral property being placed in commercial production. The escrow agreement expired on November 30, 2001 and as a result the Quebec Securities Commission canceled all of the escrow shares granted under the June 17, 1996 agreement.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

At January 31, 2008, the Company's financial instruments consisted of cash and cash equivalents, receivables and payables and accruals. The Company estimates that the fair value of its other financial assets and liabilities approximates the carrying values due to their short-term nature.

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

Item 16C. Principal Accountant Fees and Services.

For the fiscal years ended January 31, 2008, 2007 and 2006 the aggregate amounts billed in for professional services rendered by the Company's auditors, McCarney Greenwood LLP, to the Company and its subsidiaries were:

Years Ending January 31, (CDN $) 2008 2007 2006

Audit Fees $86,122 $42,500 $35,500 Audit Related Fees $0 $0 $0 Tax Fees $2,500 $2,500 $2,500 All Other Fees $1,378 $680 $568

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

The Company is relying on the exemption in section 6.1 in Multilateral Instrument 52-110-Audit Committees ("MI 52-110") which provides that venture issuers (as that term is defined therein) are not required to comply with certain audit committee composition requirements and have different reporting obligations, as specified by MI 52-110..

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

&minus; Auditor's Report for Royal Standard Minerals Inc. for the year ended January 31, 2008, 2007, 2006, 2005 &minus; Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2008 and 2007 &minus; Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2008, 2007 2006 &minus; Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2008, 2007, 2006 &minus; Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc. &minus; Management's Discussion and Analysis for the year ending January 31, 2008

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #18 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

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

"McCarney Greenwood LLP" Toronto, Canada McCarney Greenwood LLP Chartered Accountant

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

March 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. (An Exploration Stage Company) as at January 31, 2008 and 2007 and the consolidated statements of mineral properties, operations, comprehensive loss and accumulated other comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years ended January 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years ended January 31, 2008 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP" Toronto, Canada

McCarney Greenwood LLP

Chartered Accountants

Licensed Public Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated March 28, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP" Toronto, Canada

McCarney Greenwood LLP

Chartered Accountants

Licensed Public Accountants

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Royal Standard Minerals Inc. ("RSM", or "Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the year ended January 31, 2008. The MD&A was prepared as of May 28, 2008 and should be read in conjunction with the audited annual financial statements for the years ended January 31, 2008 and 2007 of RSM including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Company is currently active in the State of Nevada, with projects in Nye (the Goldwedge and Manhattan projects), Elko (the Pinon, Railroad, and Dark Star projects) and Churchill (the Fondaway Canyon and Dixie-Comstock projects) Counties, Nevada. The Company's common shares are listed in Canada on the TSX Venture Exchange symbol RSM and on the US OTC:BB symbol RYSMF.

The Goldwedge project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was the major focus of the Company in fiscal 2008 and will continue to be its focus in fiscal 2009 along with the Pinon gold-silver project located in Elko County, Nevada.

The Company has been evaluating other investment opportunities in Nevada as part of an effort to improve upon its production capacity. Capital for the development of the currently controlled projects and any future acquisitions are envisioned to come from equity and debt financing.

Results of Operations

The net loss for the year ending January 31, 2008 was $2,019,479 as compared to the net loss of $4,511,483 for the year ending January 31, 2007. The decrease of $2,492,004 is principally the result of Stock Option Compensation of $853,953 for the year ending January 31, 2008 as compared to $3,838,926 for the year ending January 31, 2007.

General and administrative expenses increased from $618,962 for the year ending January 31, 2007 to $872,321 for the year ending January 31, 2008 an increase of $253,359 of which $157,472 was caused by increases in professional fees, the major portion of which were related to the settled litigation described in Note 14 of the consolidated financial statements as of January 31, 2008. The other increases are a direct result of continued activity on the Company's mineral projects. Consulting, wages and salaries increased from $443,693 for the year ending January 31, 2007 to $482,123 for the year ending January 31, 2008, an increase of $38,430. During the period ended January 31, 2008, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior years, the Company recorded such amortization as an operating expense. As the Company is still in the exploration stage, the Company's management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the exploration stage and enters the production stage. The effect of this change on the January 31, 2007 year end balance sheet is an increase in mineral properties by $759,636 and a corresponding decrease in the accumulated deficit by the same amount. The effect of this change on the net loss and the accumulated deficit for the years ended January 31, 2007 and 2006 is a decrease of $538,967 and $186,132 respectively and a corresponding increase in mineral properties. The opening accumulated deficit for the years ended January 31, 2007 and 2006 decreased by $220,669 and $34,537 respectively and a corresponding increase in opening balance in mineral properties.

Mineral Properties

The Company owns a 100% interest in a number of projects in the gold-silver districts in Nevada. These projects include the Goldwedge and Manhattan projects in Nye County, the Pinon, Railroad, and Dark Star projects in Elko County, the Fondaway Canyon, and Dixie-Comstock projects in Churchill County, Nevada.

Gold Wedge Project

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). RSM has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. Completion of the test phase of the facility is not expected for several months. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts are constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the company assay laboratory. The bulk sampling program is well underway and includes several months of stockpiled material on the surface.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie-Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000. A gross production royalty of 8% will be paid to the owner anytime that production begins from the Manhattan Property or the Dixie-Comstock Property. The maximum of gross production royalties that would be paid under this agreement is $300,000.

The company has recorded an asset retirement obligation on its Gold Wedge Project in the amount of $149,050, representing the estimated costs of the Company's obligation to restore the property site to its original condition and which is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Pinon-Railroad Project

The Company has also developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP) by year-end 2007. A second objective is to update the feasibility studies for the Pinon/Railroad near surface oxide deposits.

Pinon Project - Cord Lease In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada. The lessors will retain a 5% net smelter royalty with no option to purchase.

Pinon Project - Tomera Lease In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessors will retain a 5% net smelter royalty. In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Tomera Lease properties.

Darkstar Lease Project In July 2006, the Company entered into a mining lease agreement to lease certain properties near the proposed Pinon mine site in Elko County, Nevada for a period of five years. The Darkstar gold property is located less than 2 miles from the Pinon property. The Company agreed to pay $6,400 on execution of the Agreement. The Company is committed to pay Annual option payments of $7,600 in 2007, $8,960 in 2008, $10,240 in 2009 and $11,520 in 2010. The lessor will also retain a 5% net smelter royalty.

The Company has recorded an asset retirement obligation on its Pinon-Railroad Projects, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by the State of Nevada regulatory authorities. The Company has recorded an asset retirement obligation in the amount of $54,136, equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Como Project

On December 2003, the Company entered into a mining lease agreement to lease certain properties located in Lyon County, Nevada. The Company agreed to pay $25,000 upon execution of the Agreement. The Company was committed to pay an annual option of $25,000 in 2005. Future payments are $25,000 in 2008 and $25,000 in 2009.

Subsequent to year-end, the Company decided not to pursue the exploration of this project and to write-off all accumulated deferred exploration costs.

Fondaway Project

The Fondaway Project is located in Churchill County, Nevada. The Company has leased the property and is obligated to make payments of $25,000 in fiscal 2003, $30,000 in 2004 and 2005 and $35,000 in each of the following seven years. The Company is also obligated to provide a 3% net smelter return upon production.

Liquidity and Capital Resources

The Company's Cash and cash equivalents balance as of January 31, 2008 was $7,209,173 compared to $9,654,288 at January 31, 2007, a decrease of $2,445,115. The Company also had $117,761 in short term investments at January 31, 2008, as compared to $433,699 at January 31, 2007, a decrease of $315,938.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008.

The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

Current assets as at January 31, 2008 were $8,006,287 as compared to $10,438,324 at January 31, 2007. Mineral properties at January 31, 2008 were $13,895,392 compared to $8,547,743 at January 31, 2007 which represents an increase of $5,347,649, primarily reflecting the increased investment at the Company's Gold Wedge project. Equipment decreased from $2,056,392 at January 31, 2007 to $1,483,690 at January 31, 2008, primarily as a result of amortization. Total assets as at January 31, 2008 were $23,588,555 as compared to $21,224,226 at January 31, 2007. This represents an increase of $2,364,329 and is principally due to proceeds received from the exercise of stock options and warrants.

Current liabilities as at January 31, 2008 were $220,737 compared to $202,157 at January 31, 2007, and represent current trade payables.

Management believes that, subject to the achievement of significant revenue producing operations, equity and debt financings will remain the single major source of cash flow for the Corporation. However, there is no assurance that the Company can successfully obtain such financings in future periods.

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 84,079,825 were outstanding at January 31, 2008, compared with 78,275,275 shares outstanding at January 31, 2007. On June 18, 2007, the Company initiated a normal course issuer bid process whereby a maximum of 4,000,000 common shares, representing approximately 5% of the issued and outstanding common shares presently outstanding, could be repurchased beginning June 25, 2007 and terminating June 25, 2008. On August 3, 2007, the Company purchased 91,000 common shares of the Company at a cost of $42,257. These shares purchased pursuant to the normal course issuer bid will be cancelled. The historical value of these shares will be removed from share capital and the excess over the purchase price will be recorded as an increase in contributed surplus.

At January 31, 2008 there were outstanding options to purchase 7,826,500 common shares of the Company with exercise prices from $0.27-$1.44 CDN per share and expiration dates ranging from December 2008 to July 2012. During the year ended January 31, 2008, options to purchase 1,515,000 shares of common stock were exercised at a weighted average exercise price of $0.31. On July 13, 2007, the Company granted options to purchase 2,015,000 common shares of the Company to directors, officers and employees. The options are exercisable at $0.60 CDN and expire within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations as consulting, wages and salaries. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 101%, risk-free interest rate of 4.60% and an expected life of 5 years. For year ending January 31, 2008, the value assigned to the options was $853,953 ($894,660 CDN).

The Company also had 6,487,996 warrants outstanding at January 31, 2008 with a weighted average exercise price of $1.75 CDN per share. These warrants expire April 26, 2008. None of these purchase warrants have been exercised before the expiry date.

Selected Annual Financial Information

The following selected financial information is derived from the annual financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

		January 31
	2008	Restated 2007(1)	Restated 2006(1)	Cumulative from date of inception 6/26/1996
Statement of Operations
Revenue	$0	$0	$0	$0
Interest Income	396,294	391,420	0	739,211
Administrative Expenses	(2,415,773)	(4,902,903)	(1,306,963)	(11,215,919)
Net loss for the year	(2,019,479)	(4,511,483)	(1,674,430)	(15,329,842)
Deficit, beginning of year	(14,051,103)	(9,539,620)	(7,865,190)	(740,740)
Deficit, end of year	($16,070,582)	($14,051,103)	($9,539,620)	($16,070,582)
Earnings (loss) per common share basic and diluted	($0.02)	($0.06)	($0.03)
	January 31
Balance Sheet	2008	2007(1)
Current Assets	$8,006,287	$10,438,324
Interest in Mineral Properties and Related Deferred Exploration Costs	13,895,392	8,547,743
Equipment, Net	1,483,690	2,056,392
Current Liabilities	(220,737)	(202,157)

1 See note 2 of the Consolidated Financial Statements (Audited) for the years ended January 31, 2008 and 2007.

Selected Quarterly Financial Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated. These numbers have been restated (See note 2 of the Consolidated Financial Statements (Audited) for the Years ending January 31, 2008 and 2007.

	3 Mos Ended January 31, 2008	3 Mos Ended October 31, 2007	3 Mos Ended July 31, 2007	3 Mos Ended April 30, 2007	3 Mos Ended January 31, 2007	3 Mos Ended October 31, 2006	3 Mos Ended July 31, 2006	3 Mos Ended April 30, 2006
Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Interest Income	65,515	108,539	121,620	100,620	143,039	108,438	130,693	9,250
Expenses (1)	(281,403)	(322,768)	(1,341,029)	(470,573)	822,694	(602,645)	(4,805,612)	(317,340)
Net Income (Loss)	($215,888)	($214,229)	($1,219,409)	($369,953)	$965,733	($494,207)	($4,674,919)	($308,090)
Net Income (Loss) per Common share basic and diluted	($0.03)	$0.01	($0.01)	($0.00)	($0.00)	($0.00)	($0.05)	($0.01)

(1) Expenses in the 3 months ended January 31, 2007 reflect an adjustment of $1,749,130 for payroll and related expenses which were capitalized to the Gold Wedge Project in Mineral Properties.

Mineral Properties

The following table summarizes the mineral properties and expenditures during the year ended

January 31, 2008.
Ending Balance January 31, 2007(1)		Additions (See details below)	Ending Balance January 31, 2008
Gold Wedge Project	$6,912,843	$4,953,218	$11,866,061
Pinon Project	1,148,259	303,169	1,451,428
Railroad Project	215,813	115,633	331,446
Fondaway Project	162,778	83,679	246,457
Como Project	108,050	(108,050)	0

$8,547,743 $5,347,649 $13,895,392

(1)
Restated (See note 2 of the Consolidated Financial Statements (Audited) for the Years ending January 31, 2008 and 2007.

Activity during the period 4,953,218 4,055,312 1,362,551 11,866,061 Closing balance $11,866,061 $6,912,843 $2,857,531 $11,866,061

(1)
See note 2 of the Consolidated Financial Statements (Audited) for the Years ended January 31, 2008 and 2007.
Detail of Mineral Properties
Cumulative
from date of
Restated			Restated	inception of
For the years ending	January 31, 2008	January 31, 2007(1)	January 31, 2006(1)	exploration phase
Gold Wedge Project
Opening balance	$6,912,843	$2,857,531	$1,494,980	$0
Property Acquisition costs	93,463	171,376	184,892	599,862
Travel	77,588	77,737	70,862	290,141
Mine development costs	241,075	293,519	237,867	982,208
Drilling	606,223	53,185	78,790	884,639
General exploration	0	5,023	38,776	133,353
Professional fees	0	0	33,740	72,636
Consulting	1,146,119	1,377,706	243,297	3,471,045
Office and general	729,941	335,767	79,701	1,145,909
Analysis and assays	23,899	30,063	22,240	118,621
Supplies, Equipment and
transportation	1,389,747	1,171,969	186,254	2,762,848
Amortization	645,163	538,967	186,132	1,404,799
Cumulative
from date of
Restated			Restated	inception of
For the years ending	January 31, 2008	January 31, 2007(1)	January 31, 2006(1)	exploration phase
Pinon Project
Opening balance	$1,148,259	$762,285	$600,538	$0
Property Acquisition costs	19,017	34,047	40,258	444,587
Travel	14,978	0	801	26,828
Drilling	0	8,333	72,780	130,600
General exploration	0	0	0	7,765
Professional fees	0	0	0	66,273
Office and general	54,413	15,296	2,698	98,120
Geologist	0	0	25,008	32,653
Consulting	207,590	151,133	19,537	402,492
Reclamation costs	0	167,785	0	167,785
Analysis and assays	7,171	9,380	382	74,042
Supplies, Equipment and
transportation	0	0	283	283
Activity during the period	303,169	385,974	161,747	1,451,428
Closing balance	$1,451,428	$1,148,259	$762,285	$1,451,428
Railroad Project
Opening balance	$215,813	$175,670	$175,670	$0
Property Acquisition costs	115,633	40,143	0	331,446
Activity during the period	115,633	40,143	0	331,446
Closing balance	$331,446	$215,813	$175,670	$331,446
Fondaway Project
Opening balance	$162,778	$127,652	$96,028	$0
Property Acquisition costs	64,754	35,126	31,624	227,181
Travel	3,279	0	0	3,279
Drilling	15,646	0	0	15,646
Analysis and assays	0	0	0	351

Activity during the period 83,679 35,126 31,624 246,457 Closing balance $246,457 $162,778 $127,652 $246,457

(1) See note 2 of the Consolidated Financial Statements (Audited) for the Years ended January 31, 2008 and 2007.

Cumulative
from date of
Restated			Restated	inception of
For the years ending	January 31, 2008	January 31, 2007(1)	January 31, 2006(1)	exploration phase
Como Project
Opening balance	$108,050	$108,050	$86,330	$0
Property Acquisition costs	35,933	0	0	71,628
Travel	0	0	0	2,806
Geologist	0	0	0	5,098
Consulting	0	0	0	41,532
Rent	1,477	0	21,720	55,052
Analysis and assays	0	0	0	9,138
Written off	(145,460)	0	0	(185,254)
Activity during the period	(108,050)	0	21,720	0
Closing balance	$0	$108,050	$108,050	$0
Manhattan Project
Opening balance	$0	$0	$191,065	$0
Property Acquisition costs	0	0	0	27,707
Travel	0	0	0	28,253
General Exploration	0	0	1,458	63,219
Consulting	0	0	0	47,743
Analysis and assays	0	0	0	25,601
Written off	0	0	(192,523)	(192,523)
Activity during the period	0	0	(191,065)	0
Closing balance	$0	$0	$0	$0
Other Projects
Opening balance	$0	$0	$54,053	$0
Cumulative expenditures
From date of inception	0	0	0	3,410,396
Expenditures during the year	0	0	120,891	161,548
Written off	0	0	(174,944)	(3,571,944)
Activity during the period	0	0	(54,053)	0
Closing balance	$0	$0	$0	$0
TOTAL	$13,895,392	$8,547,743	$4,031,186	$13,895,392

Transactions with Related Parties

Years Ended January 31 2008 2007 2006

Due from (to) related parties
The President & Director of the
Company(1) Sharpe Resources Corporation(2)	$20,510 127,498	$17,402 104,984	$18,049 108,293
The President & Director of the
Company(3)	285,711	0	0
	$433,719	$122,386	$126,342
(1)
This advance is unsecured, non-interest bearing and has no set terms of repayment.
(2)
Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.
(3)
This advance bears interest at 4% and is repayable within 3 years.

Consulting, wages and salaries include a bonus of $117,678 (2007 - $170,000; 2006 - $nil) and salary of $249,995 (2007 - $252,621; 2006 - $96,192) paid to the President of the Company.

Consulting, wages and salaries include salary of $78,002 (2007 - $48,923; 2006 - $nil) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $60,008 (2007 - $12,155; 2006 - $nil) was paid to the former CFO of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Contingencies and Commitments

1. On October 11, 2006 the Company received documents purporting to constitute a requisition from a group of shareholders of Royal (the "Dissident Group") alleging that they hold more than 10% of the Company's shares. The documents received requested that a shareholders' meeting be called to consider the removal and replacement of the existing board of directors of Royal.

On October 28, 2006 the Company filed an action in the United States District Court for the Central District of California against the persons and entities who have identified themselves as belonging to the Dissident Group. The Company alleges that the defendants violated section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C   78m(d), by failing to file a Schedule 13-D.

On November 29, 2007, the parties executed an Agreement, pending formal approval of the court, to settle this matter in a manner which is favorable to all of the parties and without any financial costs to the Company other than the legal costs incurred. A final stipulated judgment and dismissal of the case was filed and heard by the Court on May 5, 2008. The Court has signed the proposed judgment resulting in a final judgment entered in the case.

  On January 1, 2006, the Company entered into a management agreement with the President of the Company for management and consulting services for $250,000 per annum which expires in January 1, 2011. On January 1, 2007 and on each January 1 during the term of the agreement, the compensation may be increased by 10% per annum. This agreement can be renewed for an additional five years.
  The Company is obligated to incur an additional $96,000 in option costs before July 1, 2009 pursuant to the agreement of the Gold Wedge Project.
  The Company is obligated to incur an additional $40,000 in option costs before the end of fiscal 2010 pursuant to the agreement of the Railroad Project.
  The Company is obligated to incur an additional $225,000 in exploration expenditures and $30,720 in option costs before July 31, 2011 pursuant to the agreement of the Darkstar gold property.
  The Company is obligated to incur an additional $140,000 in option costs before the end of fiscal 2012 pursuant to the agreement of the Fondaway Project.

Changes in Accounting Policies

Accounting Changes

Effective February 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors.

Change in accounting policy with retroactive application

During the year ended January 31, 2008, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior periods, the Company recorded such amortization as an operating expense. As the Company is still in the exploration stage, the Company's management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the exploration stage and enters the production stage. The effect of this change on the January 31, 2007 year end balance sheet is an increase in mineral properties by $759,636 and a corresponding decrease in the accumulated deficit by the same amount. The effect of this change on the net loss and the accumulated deficit for the years ended January 31, 2007 and 2006 is a decrease of $538,967 and $186,132 respectively and a corresponding increase in mineral properties. The Opening accumulated deficit for the years ended January 31, 2007 and 2006 decreased by $220,669 and $34,537 respectively and a corresponding increase in opening balance in mineral properties.

Financial instruments, comprehensive income (loss) and hedges

In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments - Recognition and Measurement", 1530, "Comprehensive Income", 3861, "Financial Instruments

- Disclosure and Presentation" and 3865, "Hedges". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective February 1, 2007.

(a) Financial instruments - recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

  All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;
  All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and
  All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.
(b)
Comprehensive income (loss)

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

(c)
Financial Instruments - disclosure and presentation

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustments as part of other comprehensive income.

(d)
Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

(e)
Impact upon adoption of Sections 1530, 3855, 3861 and 3865

The primary impact on the consolidated financial statements resulting from the adoption of sections 1530 and 3855 is as follows:

(1)
The Company's marketable securities are classified as "available-for-sale" and are measured at fair value. Changes in fair value are recognized in other comprehensive income until their disposition, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

The Company's investments in equity securities that do not have a quoted market price in an active market are measured at cost. As at January 31, 2008 the Company did not have any such investments.

As at January 31, 2007, marketable securities are carried at cost. At January 31, 2008, the Company's marketable securities are carried at fair market value.

(2)
The Company has recorded the following transition adjustments in its interim consolidated financial statements as at February 1, 2007 resulting from the adoption of sections 1530 and 3855:

i) an increase of $32,596, representing a fair value adjustment to the value of marketable securities; and ii) an increase in accumulated other comprehensive income of $32,596, representing the fair value adjustment of marketable securities of $32,596, net of taxes of $5,887 and recovery of capital loss carry forwards of $5,887.

(3)
The Company has evaluated the impact of section 3861 and 3865 on its consolidated financial statements and determined that no adjustments are currently required.

The adoption of these Handbook Sections had no impact on opening deficit.

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No.166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice to be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective October 31, 2007 which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Future accounting changes

Capital Disclosures and Financial Instruments - Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation. These new standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on February 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. .

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Disclosure Controls and Procedures

RSM's President and Chief Financial Officer ("CFO") are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information is facilitated by the small size of RSM's management team. The President and the CFO, after evaluating the effectiveness of the RSM disclosure controls and procedures as of January 31, 2008, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to RSM and its subsidiaries would have been known to them.

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

Heathsville, VA May 28, 2008

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROYAL STANDARD MINERALS INC. (Registant) /s/ Roland M. Larsen Roland M. Larsen, President & CEO

Date: July 27, 2008

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

Date: July 27, 2008

\s\ Roland M. Larsen Roland M. Larsen President & CEO

CERTIFICATIONS

I, Kimberly Koerner, certify that:

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

Date: July 27, 2008

\s\ Kimberly Koerner Kimberly Koerner Director

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Royal Standard Minerals Inc. ("the Company"), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending January 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Roland M. Larsen Roland M. Larsen Chief Executive Officer July 27, 2008

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Kimberly Koerner, Director of Royal Standard Minerals Inc. ("the Company"), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending January 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kimberly Koerner Kimberly Koerner Director July 27, 2008