Form 20-F
ROYAL STANDARD MINERALS INC
filed 2009-07-31
CIK 1027162

OMB APPROVAL
OMB Number: 3235-0288
Expires: January 31, 2012
Estimated average burden
Hours per response: 2611.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2009

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 0-28980

ROYAL STANDARD MINERALS INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

CANADA
(Jurisdiction of incorporation or organization)

3258 MOB NECK ROAD
HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Roland M. Larsen, Phone 804-580-8107, rolandlarsen@hughes.net, 3258 Mob Neck Road, Heathsville, VA, 22473
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

83,194,825 Common Shares

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

______Yes __X___No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

______Yes _____No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check Below)

Large accelerated filer _____ Accelerated filer _____ Non-accelerated filer __X___

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ________ International Financial Reporting Standards as Issued Other ____X___ By the International Accounting Standards Board ________

If "Other" has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.

___X___ Item 17 ________Item 18

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

______Yes _____No

PART I
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3	KEY INFORMATION	6
A.	Selected financial data	6
B.	Capitalization and indebtedness	7
C.	Reasons for the offer and use of proceeds	7
D.	Risk factors	8
ITEM 4	INFORMATION ON THE COMPANY	10
A.	History and development of the company	10
B.	Business overview	10
C.	Organizational structure	18
D.	Property, plants and equipment	18
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	38
A.	Operating results	38
B.	Liquidity and capital resources	40
C.	Research and development, patents and licenses, etc.	45
D.	Trend information	45
E.	Off balance sheet arrangements	46
F.	Tabular disclosures of contractual obligations	46
G.	Safe harbor	47
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	47
A.	Directors and senior management	47
B.	Compensation	49
C.	Board practices	52
D.	Employees	57
E.	Share ownership	57
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	57
A.	Major shareholders	57
B.	Related party transactions	58
C.	Interests of experts and counsel	58
ITEM 8	FINANCIAL INFORMATION	58
A.	Consolidated statements and other financial information	58
B.	Significant changes	58
ITEM 9	THE OFFER AND LISTING	61
A.	Offer and listing details	61
B.	Plan of distribution	62
C.	Markets	62
D.	Selling shareholders	62
E.	Dilution	62
F.	Expenses of the issue	62
ITEM 10	ADDITIONAL INFORMATION	62
A.	Share capital	62
B.	Memorandum and articles of association	62
C.	Material contracts	62
D.	Exchange controls	63
E.	Taxation	65
F.	Dividends and paying agents	66
G.	Statement by experts	66
H.	Documents on display	66
I.	Subsidiary information	66
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	67

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2009, 2008, 2007, 2006, and 2005. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Company Inc., and Manhattan Mining Co., both United States Companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 21 of the Consolidated Financial Statements included with this report.

Royal Standard Minerals Inc.
(An Exploration Stage Enterprise)
Consolidated Financial Statement Data
For the Years Ended January 31
(Expressed in US Currency)

Statement of Operations	2009	2008	2007	2006	2005
		(Restated1)	(Restated1)

Revenue	$0	$0	$0	$0	$0
Interest Income	$115,822	$396,294	$391,420	$0	$0
Expenses	($783,238)	($2,270,313)	($4,902,903)	($1,306,963)	($572,318)
Net loss for the year	($872,981)	($1,180,034)	($4,511,483)	($1,674,430)	($475,409)
Deficit, beginning of year	($16,070,582)	($14,810,739)	($9,760,289)	($7,865,190)	($7,389,781)
Deficit, end of year	($15,848,161)	($14,975,180)	($14,135,735)	($9,760,289)	($7,865,190)
Loss per common share:
Basic and diluted loss	($0.01)	($0.01)	($0.07)	($0.03)	($0.01)
per share
Weighted Average Shares
Outstanding	83,194,825	82,983,768	73,771,233	53,907,094	41,090,912

Balance Sheet		Year Ended January 31
	2009	2008	2007	2006	2005
		(Restated1)	(Restated1)
Current Assets	$2,048,098	$8,006,287	$10,438,324	$1,445,200	$541,835
Exploration Properties	$19,007,396	$13,895,392	$8,547.743	$3,810,519	$2,664,127
Equipment, net	$1,059,744	$1,483,690	$2,056,392	$1,258,994	$37,735
Total Assets	$22,506,672	$23,588,555	$21,224,226	$6,646,480	$3,237,383
Current Liabilities	$190,288	$220,737	$202,157	$221,733	$104,087
Net Assets	$22,084,374	$23,164,632	$20,840,302	$6,292,080	$3,133,296

1. For details see Note 20 of the Royal Standard Minerals Consolidated Financial Statements (Audited) for the Years ending January 31, 2009 and 2008.

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

Year Ended December 31,
2004		2005	2006	2007	2008
High for the period	.8493	.8689	.9148	1.0220	1.0291
Low for the period	.7196	.7871	.8475	.8460	.7709
Average rate for the period(1)	.7716	.8253	.8821	.9353	.9334
Rate at end of period	.8308	.8577	.8581	1.0120	.8170

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

Not Applicable

D. Risk factors.

The operations of Royal Standard involve a number of substantial risks and the securities of Royal Standard are highly speculative in nature. The following risk factors should be considered:

Absence of Public Market

Trading of the Common Shares of Royal Standard has been sporadic and very limited and no assurance can be given that an active trading market will develop or be sustained. Investment in Royal Standard is, therefore, not suitable for any investors who may have to liquidate their investments on a timely basis and should only be considered by investors who are able to make a long term investment in Royal Standard.

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

History of Losses

At January 31, 2009, the Company had an accumulated deficit of U.S. $15,848,161. There can be no assurance that the Company will ever achieve revenues from operations or that its operations will ever be profitable.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of January 31, 2009, the Company had outstanding options to purchase an aggregate of 7,606,500 Common Shares. There were no warrants outstanding as of January 31, 2009. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

Dividends

The Company does not anticipate paying dividends in the foreseeable future.

Item 4. Information on the Company

A. History and development of the company.

Royal Standard Minerals Inc. herein referred to as "Royal Standard" or the "Company", was incorporated pursuant to the laws of Canada by articles of incorporation dated December 10, 1986 under its former name, Ressources Minieres Platinor Inc. ("Ressources"). On April 30, 1996, Royal Standard shareholders approved the acquisition of all the issued and outstanding shares of Southeastern Resources, Inc. ("Southeastern") in a reverse take-over transaction. Pursuant to this transaction, articles of amendment were filed effective May 14, 1996, pursuant to which the name of Royal Standard was changed to its current form of name and its shares issued and outstanding at that time were consolidated on a 7.5:1 basis. On June 28, 1996, the Common Shares commenced trading on the Montreal Exchange. On January 4, 2002 the Company was continued from the laws of Canada (Canada Business Corporations Act) to the laws of the Province of New Brunswick (New Brunswick Corporations Act). On February 17, 2004 under the laws of the Province of New Brunswick the articles were amended to provide for an unlimited number of common shares and an unlimited number of special shares. On July 23, 2007 the Company was continued from the laws of the Province of New Brunswick to the laws of Canada. The Company currently trades on the United States Over-the-Counter Bulletin Board symbol RYSMF.

The registered office of Royal Standard is located at 50 Richmond Street East, Suite 101, Toronto, Ontario M5C, 1N7 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473. The Company also has an office at One Main Street, Manhattan, Nevada, 89022.

B. Business overview.

Royal Standard is a mineral exploration company engaged in locating, acquiring exploring and the development of gold and precious metal deposits in the state of Nevada and coal in the state of Kentucky. The Company owns a 100% interest in eight (7) projects in three (3) gold-silver districts in Nevada. These projects include the Goldwedge project in Nye County, the Pinon, Railroad and Dark Star projects in Elko County, the Fondaway Canyon, Dixie-Comstock projects in Churchill and the Campton project in Wolfe County, Kentucky.

At the present time, the Company's activities are limited to exploratory searches for ore and energy minerals. The Company has not generated any revenues from operations at this time. The Company is evaluating the potential for economic extraction of known deposits of ore grade material on the Company's mineral exploration properties. See Item # 3.D. - Risk Factors.

Goldwedge Project

The Goldwedge, one of several gold deposits in the area, is considered one of the best known projects in the district for development of an underground mine. The property contains very good exploration potential for future growth. Based upon the results of approximately 75 drill holes primarily within the central zone over a strike length of 1,000+ feet and 100'-500' of vertical extent reveal continuous gold oxide mineralization of potential mineable thickness and quality. RSM has analyzed all of the drill data as part of a detailed geologic inventory of the deposit.

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

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). The Company has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the Company assay laboratory. The bulk sampling program is well underway and includes several months of stockpiled material on the surface.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Gold Wedge property. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie- Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 to be exercised by August 1, 2009. The Company is exercising its purchase option on July 31, 2009.

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

Project Expenditures

To January 31, 2009, cumulative expenditures of $15,177,300 were incurred on the Gold Wedge Project consisting of: (1) acquisition costs - $721,647; (2) travel - $325,363; (3) mine development costs - $1,036,117; (4)drilling - $948,995; (5) general exploration $133,353; (6) $72,636 - professional fees; (7) consulting, wages and salaries - $4,699,163; (8) office and general - $1,556,194; (9) analysis and assays - $147,627; (10) supplies, equipment and transportation - $3,632,598; and (11) amortization - $1,903,607. These costs were incurred in connection with various activities the Company performed on a discretionary basis.

Future Programs

During the upcoming year management is anticipating to advance the production potential on the Gold Wedge project by incurring further exploration expenditures and upgrading the plant.

This project is an advanced exploration project without known reserves and the proposed program is exploratory in nature.

Pinon and Railroad Projects-Carlin Trend South

This project is located approximately 20 miles south of the town of Carlin, Nevada in Elko County, Nevada. The project land position is located east of Nevada state route 276 and extends for 10+ miles in a north-south direction south of the town of Carlin. The best access to the project is via I-80 to Carlin and south on route 276 to the property position.

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

The Pinon and Railroad projects are located on the southern portion of the Carlin Trend immediately south of Newmont's Rain gold district. The Carlin Trend is one of the most prolific gold trends in the world and has produced more than 50 million ounces of gold. The properties are located within a well-mineralized region, which supports the potential for expanding the known gold deposits and making new discoveries. Much of the district wide exploration was undertaken prior to the start of the 1980's and 1990's. Since the mid-1990's the cumulative knowledge of "Carlin-type" gold deposits has expanded tremendously. This expanded knowledge can be used to re-interpret all of the available data, which may identify new exploration targets on the ground controlled by RSM. Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques. Many of these deeper deposits are associated with surface oxidized gold deposits. Essentially no significant deeper exploration has been conducted under the Pinon and Railroad deposits, or at other places on the property. The exploration opportunity offers the possibility for discovery of additional gold deposits at Pinon-Railroad.

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

The Company has developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work has been completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP). A second objective is to update the feasibility studies for the Pinon/Railroad near surface oxide deposits.

The Pinon project is made up of a number of lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $132,340 and incur exploration expenditures totaling $125,000 to keep the leases in good standing for the year ended January 31, 2010. The lessors will retain a 5% net smelter return royalty.

The Railroad project is made up of two lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $55,000 and extend the option agreement or exercise the purchase option by paying $1,765,000 on or about August 1, 2009. The lessors will retain a 1% net smelter return royalty if the option to purchase is exercised.

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

Project Expenditures

To January 31, 2009, cumulative expenditures of $2,391,135 were incurred on the Pinon

- Railroad Project consisting of: (1) property acquisition costs - $1,016,217; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration - $7,765; (5) professional fees - $66,273; (6) office and general - $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $659,077; (9) reclamation costs - $167,785; (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation - $60,277. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

In order to keep the Railroad project in good standing the Company must successfully negotiate an extension, successfully negotiate the sale or successfully negotiate a financing to exercise the purchase of the leased property. Other than keeping the leases in good standing there is no exploration program anticipated on this project for the year ended January 31, 2010.

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

Project Expenditures

To January 31, 2009, cumulative expenditures of $302,279 were incurred on the Fondaway project consisting of: (1) property acquisition costs - $283,003; (2) travel - $3,279; (3) drilling - $15,646; and (4) analysis and assays $351. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2010 on the Fondaway project.

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

Kentucky Project

In an effort to achieve diversity within its natural resource portfolio on November 19, 2008, the Company and Sharpe Resources Corporation ("Sharpe") entered into an option agreement whereby the Company agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into between the Company and Sharpe at which time all expenditures incurred and revenues earned from the coal projects will be shared 50 % by the Company and 50% by Sharpe.

Sharpe and the Company are related parties due to the fact that they have common management and directors.

Under the terms of the option agreement a 100% interest in a surface mine coal project in Wolfe County, Kentucky was acquired. The transaction costs included $250,000 to acquire the project and $178,700 for a reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 974 acres of coal mineral rights under lease and includes an approved Kentucky Mining Permit, I.D. No. 919-0066.

The Campton Coal Project is approximately 5 miles southeast of the Town of Campton adjacent to a paved highway 15 and is situated in Wolfe County at an elevation of 900 feet. The topography is gently rising to rolling and moderately steep terrain that reflects a dendritic drainage pattern of valleys and ridges that occur at the head of these drainages. The ridge elevations within the project area are on the order of 900-1,250 above sea level with the valley floors in the 900-1,000 feet above sea level. The area is covered with a hard wood forest that is well supplied with regular rainfall and ample vegetation. Electrical power was installed from a nearby power line crossing the property from the Licking River Electric Cooperative. The nearest large city is Lexington, Kentucky located approximately 70 miles northwest of the project area.

Project Expenditures

To January 31, 2009, cumulative expenditures of $1,136,682 were incurred on the Wolfe County, Kentucky project consisting of: (1) property acquisition costs - $418,000; (2) travel - $13,827; (3) professional fees - $48,680; (4) consulting, wages and salaries - $163,828; (5) office and general - $60,655; (6) supplies, equipment and transportation - $306,805; (7) rent - $93,260; (8) Reclamation costs - $19,277 and (9) amortization - $12,350. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

In order to keep the Kentucky project in good standing the Company must successfully negotiate an extension, successfully negotiate the sale or successfully negotiate a financing to exercise the option under the option agreement.

C. Organizational structure.

The Company has two wholly owned subsidiaries, Kentucky Standard Energy Company Inc., and Manhattan Mining Co., both United States Companies.

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

The Goldwedge deposit occurs at the intersection of north and northwest trending faults. In the deposit area, the north trending Reliance fault is mineralized within the Ordovician Zanzibar limestone and siltstone. The target mineralization occurs within multiple high angle structures over a width of between 100-200 feet primarily within the Zanzibar limestone. RSM has evaluated all of the pertinent drill data as part of a detailed inventory of the deposit geometry, size and overall grade. The current exploration model

23 suggests that the Goldwedge deposit and the extensions may contain an economically significant gold resource at depth near the contact with the Manhattan Caldera margin.

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

The underground bulk sampling and decline development program continued during 2007, although the underground effort was hampered by the effects of groundwater. As of 2008 the Company has completed approximately 5,000 feet of underground development to include decline development and a series of cross cuts have been completed. A dewatering well was drilled in 2008 to reduce and control the water levels within the mine. In 2007 the treatment of lower grade mined material continued with the processing this material through an onsite (gravity) plant. The surface facilities and the gold recovery plant were completed in 2005 and modified in 2006-2007 as a means to improve gold recoveries.

During the year ending January 31, 2009, expenses on the Goldwedge project were $4,953,218 bringing total RSM expenses on this project to $11,866,061. Future expenditures are expected to be an additional $3 million over the next two years concentrating on underground development and drilling.

Cumulative from date of inception of January 31, January 31, January 31, exploration For the years ending 2009 2008 2007 phase

Gold Wedge Project
Opening balance	$11,866,061	$6,912,843	$2,857,531	$0
Property Acquisition costs	121,785	93,463	171,376	721,647
Travel	35,222	77,588	77,737	325,363
Mine development costs	53,909	241,075	293,519	1,036,117
Drilling	64,356	606,223	53,185	948,995
General exploration	0	0	5,023	133,353
Professional fees	0	0	0	72,636
Consulting	1,228,118	1,146,119	1,377,706	4,699,163
Office and general	410,285	729,941	335,767	1,556,194
Analysis and assays	29,006	23,899	30,063	147,627
Supplies, Equipment and
transportation	869,750	1,389,747	1,171,969	3,632,598
Amortization	498,808	645,163	538,967	1,903,607
Activity during the period	3,311,239	4,953,218	4,055,312	15,177,300
Closing balance	$15,177,300	$11,866,061	$6,912,843	$15,177,300

The underground program has several objectives including a test mining program and the establishment of the appropriate mining methods that will be applied to the future development of the property.

The underground development as well as surface and underground drilling will be directed toward expanding the resources on this property as well as the completion and testing of the gravity recovery plant design. The plant has been modified over the past two years to include a two-ball mill circuit. The onsite plant has been modified over the two years with the grinding circuit that includes two 6' x 6' ball mills. Operation of this plant in 2008 indicates that subsequent to the test mining program there is a need to install a larger grinding facility in order to increase production throughput of the underground production.

The results of the last 12 months support further investment and a continuation of the mining and milling program for this project. The projected expenditures for the next 12 months are expected to be approximately $3 million. Funding will include approximately $2.5 million allocated to underground development and drilling as well as the continuation of the test mining and approximately $0.5 million of this funding will be allocated to an underground and surface drilling program. The balance of approximately $0.5 million will be allocated to plant modification to include the addition of another ball mill and other material handling improvements. All of this work will be supervised by the CEO and carried out by experienced miners and plant employees currently working for the Company. Consultants will be utilized in special instances to assist management with specific technical issues. In order to complete all of the planned activities in 2009 the Company will need to raise capital.

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

The Pinon property currently consists of a contiguous land block of 39 unpatented mining lode claims - claim fractions that are located in surveyed Township 30 North, Range 53 East, Section 22, (Mount Diablo Meridian), Elko County, Nevada (Fig 5.). The current Pinon land position covers an area of approximately 2,720 acres (~ 1101 hectares). The land position includes unpatented BLM lands, patented lands and fee lands. All payments, maintenance fees to federal and state authorities are current. Landowner option payments are also current and in good standing for this more than 18,000 acre land position. Included in the land block are the following claims:

County Recordation Claim Name BLM Serial # Book Page Acres TC-1 thru TC-10 NMC 125638 thru NMC

133862 304 6 thru 15 180

TC-11 NMC 133862 309 114 20

TC-12 thru TC-28 NMC 148871 thru NMC 148887 329 58 thru 74 320

TC-29 thru TC-39 NMC 403761 thru NMC 558 426 thru 436 200 403771

The TC claim group is under (100%) control by RSM. The TC claims are located on federal public domain lands that are managed (both surface and mineral estates) by the Bureau of Land Management ("BLM"). Initially staked in 1979, this ground was previously open to mineral location with no significant restrictions. Location certificates for all claims staked in the group were filed and recorded with the BLM and the Elko County Recorder's Office in Elko according to federal and state laws/regulations.

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

Required Cash Project Payments to Optionors Royalty Exercise of Option

Railroad Elko County	Commencing in fiscal 2003. $15,000 in the first year and increases by $5,000 each of the next six years	5% NSR	August 2009 $2,000,000
There are 493 Unpatented and 19 patented mining claims as follows:
Patented Mining Claims
Parcel No. OPM-464-030
NAME	ACRES
Standing Elk	6.460
Millsite	4.590
Cleveland	12.730
Hoffman	8.800
Hecia	6.730
Silver King	6.520
Bullion	4.590
Sky Blue	18.870
Tripoli	4.590
Tripoli East Loade	20.080
Webfoot	5.980
Mounted Lodge	20.660
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

NAME BLM NMC NUMBER NO. OF CLAIMS

Mahogany 75995 1 Mendota 75996 1 Moon 75997 1 Moon No. 1-2 75998-75999 2 Nevada 76000 1 Owl 76001 1 Pink 76002 1 Portal 76003 1 Portal Fraction 76004 1 Red 76005 1 Snowbird 76006 1 Spring 76007 1 Star 76008 1 Storm King 76009 1 Uhalde-Borne 76010 1 Uhalde-Borne North 76011 1 Selco 1-89 75884-75972 89 John 75876 1 Bardy 75877 1 Maggie 75878 1 Rob 75879 1 Hannah 75880 1 Ken 75881 1 Peter 75882 1 Pam 75883 1 B 1-5 138543-138547 5 Home 1-18 164143-164160 18 Home 19-31 190211-190223 13 Home 41-52 227247-227257 11 RR 1-39 320216-320254 39 RR 40-54 426606-426620 15 RR 55-64 486934-466943 10 CISS 1-87 407849-407935 87 CISS 106-119 407954-407967 14 CISS 124-137 407968-407981 14 LT 1-27 504170-504176 27 WRN 1-12 602701-602712 12 RF 1-8 403753-403760 8 New 56-63 202156-202163 8 New 65-72 202165-202172 8 New 135-138 227243-227246 4 Pine 1-18 407779-407796 18 Pine 58-66 407836-407844 9 RN 1-25 602676-602700 25 PIN 1-12 696494-696505 12 The Pinon and Railroad projects are located on the southern portion of the Carlin Trend approximately 5 miles south of Newmont's Rain gold district. The Carlin Trend is one of the most prolific gold trends in the world and has produced more than 50 million ounces of gold. The properties are located within a well-mineralized region, which only adds to the potential for expanding the known gold deposits and making new discoveries. Much of the district wide exploration was undertaken prior to the start of the 1980's and 1990's. Since the mid-1990's the cumulative knowledge of "Carlin-type" gold deposits has expanded tremendously. This expanded knowledge can be used to re-interpret all of the available data, which may identify new exploration targets on the ground controlled by RSM. Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques. Many of these deeper deposits are associated with surface oxidized gold deposits. Essentially no deeper exploration has been conducted under the Pinon and Railroad deposits, or at other places on the property. The exploration opportunity offers the possibility for discovery of additional gold deposits at Pinon-Railroad.

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

The Company has developed preliminary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. The near term objective is to proceed with achieving a mining permit for the Pinon and Darkstar projects. A second objective is to continue with the exploration drilling of the Railroad copper target and to further test the potential of expanding the gold system on the property package.

Project Expenditures

To January 31, 2009, cumulative expenditures of $2,391,135 were incurred on the Pinon - Railroad Project consisting of: (1) property acquisition costs - $1,016,217; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration - $7,765; (5) professional fees - $66,273; (6) office and general - $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $659,077; (9) reclamation costs - $167,785; (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation - $60,277.  These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

For the years ending	January 31, 2009	January 31, 2009	January 31, 2009	Cumulative from date of inception of exploration phase
Opening balance	$1,451,428	$1,148,259	$762,285	$0
Property Acquisition costs	111,617	19,017	34,047	556,204
Travel	51,498	14,978	0	78,326
Drilling	0	0	8,333	130,600
General exploration	0	0	0	7,765
Professional fees	0	0	0	66,273
Office and general		54,413	15,296	98,120
Geologist	0	0	0	32,653
Consulting	256,585	207,590	151,133	659,077
Reclamation costs	0	0	167,785	167,785
Analysis and assays	0	7,171	9,380	74,042
Supplies, Equipment and
transportation	59,9940	0	0	60,277
Activity during the period	479,694	303,169	385,974	1,931,122
Closing balance	$1,931,122	$1,451,428	$1,148,259	$1,931,122
Railroad Project
Opening balance	$331,446	$215,813	$175,670	$0
Property Acquisition costs	128,567	115,633	40,143	460,013

Activity during the period	128,567	115,633	40,143	460,013
Closing balance	$460,013	$331,446	$215,813	$460,013

In order to keep the Railroad project in good standing the Company must successfully negotiate an extension, successfully negotiate the sale or successfully negotiate a financing to exercise the purchase of the leased property. Other than keeping the leases in good standing there is no exploration program anticipated on this project for the year ended January 31, 2010.

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

Sierra Pacific Power Co can supply power to the property. RSM has the current water rights to the property.

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

Required Cash Payments to Optionors	Royalty	Exercise of Option
Commencing in fiscal 2003. $25,000 in year one, $30,000 in years two and three and $35,000 each of the next seven years apply to the purchase price	3% NSR	July 2013 $600,000

All of the maintenance filing fees are current and in good standing.

Nearly-vertical, east-west trending mineralized shear zones host the Half Moon, Paperweight, Hamburger Hill and South Pit gold resources that is hosted within a Mesozoic sedimentary package. The Mesozoic sedimentary package has been intruded by a Mesozoic-Tertiary aged intrusive.

The vertical extent tested by recent drilling of the higher grade gold mineralized shear zones is greater than 1,000 feet. Horizontal continuation of gold mineralization as at the Paperweight and Hamburger Hill mineralized shear zone is 3,700 feet with widths commonly between 5'-20+ feet. Drilling and assay records indicate that 568 holes have been drilled for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling to include 455 reverse circulation, 49 core holes and 64 air track holes over a strike length of approximately 12,000 feet. Tenneco Minerals Inc., the most active company, drilled approximately 350 holes (130,000 feet) and drove a 500' adit for sulfide metallurgical sampling during the period 1987-1996. Tenneco also operated a small oxide gold open pit mine for a short time during this period. Nevada Contact Inc. (NCI) acquired the property in 2001 and drilled 11 reverse circulation holes, RSM acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout. There is a buyout option of $600,000 for the owners' interest, option payments apply to the purchase price.

Drill testing of the Tenneco leach pad was unsuccessful in terms of any support to continue to further evaluate the potential to do anything with the leach pad. RSM plans are to further drill test the sulfide resource as part of a program to upgrade the indicated and inferred resources on the property. This program will involve drilling underground within the Tenneco adit along with a surface drilling program. A bulk sampling program for metallurgical analysis of the sulfide resource will also be included as part of an effort to develop a gold recovery process that will achieve the desired results. This effort is subject to achieving the necessary state of Nevada permits.

Estimates of prior expenditures on this property are approximately $5-6 million. The largest portion of these expenditures was contributed by Tenneco Minerals and Tundra Mines LTD. This work included extensive drilling, development of a small open pit production project and an advanced exploration adit on the property. A table of detailed expenditures follows:

Cumulative
from date of
inception of
January 31,		January 31,	January 31,	exploration
For the years ending	2009	2008	2007	phase
Fondaway Project
Opening balance	$246,457	$162,778	$127,652	$0
Property Acquisition costs	55,822	64,754	35,126	283,003
Travel	0	3,279	0	3,279
Drilling	0	15,646	0	15,646
Analysis and assays	0	0	0	351
Activity during the period	55,822	83,679	35,126	302,279
Closing balance	$302,279	$246,457	$162,778	$302,279

Future Programs

The Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2010 on the Fondaway project.

The property is without known reserves and the proposed program is exploratory in nature.

Kentucky Project

In an effort to achieve diversity within its natural resource portfolio on November 19, 2008, the Company and Sharpe Resources Corporation ("Sharpe") entered into an option agreement whereby the Company agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into between the Company and Sharpe at which time all expenditures incurred and revenues earned from the coal projects will be shared 50 % by the Company and 50% by Sharpe.

Sharpe and the Company are related parties due to the fact that they have common management and directors.

Under the terms of the option agreement a 100% interest in a surface mine coal project in Wolfe County, Kentucky was acquired. The transaction costs included $250,000 to acquire the project and $178,700 for a reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 974 acres of coal mineral rights under lease and includes an approved Kentucky Mining Permit, I.D. No. 919-0066.

The Campton Coal Project is approximately 5 miles southeast of the Town of Campton adjacent to a paved highway 15 and is situated in Wolfe County at an elevation of 900 feet. The topography is gently rising to rolling and moderately steep terrain that reflects a dendritic drainage pattern of valleys and ridges that occur at the head of these drainages. The ridge elevations within the project area are on the order of 900-1,250 above sea level with the valley floors in the 900-1,000 feet above sea level. The area is covered with a hard wood forest that is well supplied with regular rainfall and ample vegetation. Electrical power was installed from a nearby power line crossing the property from the Licking River Electric Cooperative. The nearest large city is Lexington, Kentucky located approximately 70 miles northwest of the project area.

Within Wolfe County, the Company holds mining interests from seven properties, containing six coal seams capable of production, namely, in order from the bottom sequence to the top: 1) Vires, 2) Grassy, 3) Cannel City, 4) Whitesburg, 5) Fire Clay and 6) Fire Clay Rider, hereinafter known as the Seams. The Seams range in thickness from 12 inches up to nearly 30 inches within the leasehold boundary. These are the surface-minable coals, with no standard room and pillar or long-wall section method deep-mineable coal present, as known to date. The Campton mine is made up of seven (7) separately owned land parcels having coal mining rights by all methods, aggregating 974 acres. Of the 974 acres, 272.19 acres are permitted for surface mining.

Original Owner or Lessor	Area (acres)	Mining Types	Kentucky Seam(s)	Royalty Rate

David Rudd	280 +/-	C/Area	All Seams	6% F.O.B. Pit
Kevin and Tara Patton	85 +/-	C/Area	All Seams	6% F.O.B. Pit
Earl Patton	150 +/-	C/Area	All Seams	6% F.O.B. Pit
William and Maggie Hutton	90 +/-	C/Area	All Seams	6% F.O.B. Pit
Elizabeth and Taylor Caldwell	109 +/-	C/Area	All Seams	6% F.O.B. Pit
Pauline Caldwell	110 +/-	C/Area	All Seams	6% F.O.B. Pit
Wick & Phyllis Clemons	150 +/-	C/Area	All Seams	6% F.O.B. Pit

Original Owner or Kentucky Lessor Area (acres) Mining Types Seam(s) Royalty Rate

David Rudd 280 +/-C/Area All Seams 6% F.O.B. Pit Kevin and Tara 85 +/-C/Area All Seams 6% F.O.B. Pit Patton Earl Patton 150 +/-C/Area All Seams 6% F.O.B. Pit William and 90 +/-C/Area All Seams 6% F.O.B. Pit Maggie Hutton Elizabeth and 109 +/-C/Area All Seams 6% F.O.B. Pit Taylor Caldwell Pauline 110 +/-C/Area All Seams 6% F.O.B. Pit Caldwell Wick & Phyllis 150 +/-C/Area All Seams 6% F.O.B. Pit Clemons

C/Area = Contour and Auger/Area or Mountain-top Removal;

F.O.B. = Freight on Board sales prices, with deductions for freight and sales commissions

Project Expenditures

To January 31, 2009, cumulative expenditures of $1,136,682 were incurred on the Wolfe County, Kentucky project.
Cumulative
from date of
inception of
January 31,		January 31,	January 31,	exploration
For the years ending	2009	2008	2007	phase
Kentucky Project Opening balance Property Acquisition costs Travel Reclamation Costs Professional fees Consulting, wages and salaries Office and general Supplies, equipment & transportation Rent Amortization	$0 418,000 13,827 19,277 48,680 163,828 60,655 306,805 93,260 12,350	$0	$0	$0 418,000 13,827 19,277 48,680 163,828 60,655 306,805 93,260 12,350
Activity during the period	1,136,682	0	0	1,136,682
Closing balance	$1,136,682	$0	$0	$1,136,682

Future Programs

In order to keep the Kentucky project in good standing the Company must successfully negotiate an extension, successfully negotiate the sale or successfully negotiate a financing to exercise the option under the option agreement with the joint venture partner.

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

Year Ended January 31, 2009 Compared to the Year Ended January 31, 2008

The Company's net loss totaled $872,981 for the year ended January 31, 2009, with basic and diluted losses per share of $0.01. This compares with a net loss of $839,445 with basic and diluted losses per share of $0.01 for the year then ended January 31.

The increase of $33,536 in net loss was principally due to:

  A decrease in interest income of $280,472 from January 31, 2008 to January 31, 2009. This decrease being the result of less cash resources being invested in money market funds and lower interest rates being paid on invested funds during the year ended January 31, 2009.
  During the year ended January 31, 2008 the interest income was offset by a write off of exploration properties in the amount of $145,460, stock-based compensation of $853,953 and an increased consulting, wages and salaries of approximately $480,000. None of these activities took place for the year ended January 31, 2009.
  A decrease in foreign currency adjustments of $1,385,599 from January 31, 2008 to January 31, 2009. This decrease is the result of US foreign currency exchange rate fluctuations between the two periods.

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

B. Liquidity and capital resources.

The activities of the Company, principally the acquisition of properties prospective for gold and coal are financed through the completion of equity transactions such as equity or debt offerings and the exercise of stock options. For the year ended January 31, 2009, the Company raised no capital resulting in the cash resources of the Company decreasing. The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company.

Year Ended January 31, 2009 Compared to the Year Ended January 31, 2008

As at January 31, 2009, the Company had $1,701,148 in cash and cash equivalents (January 31, 2008: $7,209,173). The Company had working capital of $1,857,810 as of January 31, 2009, compared to working capital of $7,785,550 as of January 31, 2008. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities.

Current liabilities of $190,288 remained stable as at January 31, 2009, compared to $220,737 as at January 31, 2008. The current liabilities are primarily due to accruals for exploration expenditures and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2009, are sufficient to pay these liabilities.

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

See Items 4.B, 4D, and 5.A. above.

D. Trend information.

The economic crisis that started in the financial sector has continued to worsen and we are now in the midst of a global recession. The mineral exploration business is undergoing massive scaling down. Capital investment in mineral exploration has dramatically declined with major new projects being cancelled and delayed, and producing properties are subject to shut downs and reduced production. Credit markets have become increasingly inaccessible and many exploration companies that, just one year ago, had large cash resources to invest in exploration activities are now struggling to finance day-to-day operations.

There are uncertainties regarding the price of commodities and the availability of equity and debt financing for the purpose of mineral exploration and development. The cautious behavior relative to the financial markets has made it difficult to raise new capital. However, the Company is optimistic that equity and debt markets will improve in 20092010.

Current financial markets are likely to be volatile in Canada and the United States for the remainder of fiscal 2009 and potentially into 2010, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has lead to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds. As a result, the Company may have difficulties raising equity or debt financing for the purposes of project development.

Also see Items 4.B. and 5.A. above.

E. Off balance sheet arrangements.

None

F. Tabular disclosures of contractual obligations.

The Company's liabilities and obligations for the following five years as of January 31, 2009, are summarized below:

More Contractual Obligations Less Than 1 Than 5 Total Year 1-3 Years 3-5 Years Years

Option Agreements (a) $700,000 $700,000 N/A N/A N/A Option to Purchase (b) $2,173,000 2,173,000 N/A N/A N/A Mining Interests (c) $1,000,000 $200,000 $400,000 $400,000 N/A Employment Contract (d) 1,250,000 250,000 $500,000 $500,000 N/A

(a)
Under the terms of the option agreement with Sharpe the Company is required to incur expenditures of approximately $700,000 by December 9, 2009 to exercise its option.
(b)
Under one of the Company's Railroad Projects lease agreements a payment of $1,765,000 is required to exercise the option to purchase the leased property. In order for the Company to continue to hold this lease it will have to either negotiate an extension to the exercise date, obtain a financing to make the payment by August 1, 2009 or sell the lease to a third party that will exercise the option to purchase. The Company also has a payment in the amount of $408,000 to exercise its option to acquire some leased property in its Gold Wedge Project. This option will be exercised by the Company.
(c)
Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. A summary of fees is noted below:

Gold Wedge Project

In order to maintain its lease agreements on the Gold Wedge Project, the Company has to make monthly payments totaling $24,000 up to July 1, 2009, and pay claim renewal fees to the Bureau of Land Management ("BLM"). Subsequent to year end the Company exercised its purchase option on the Goldwedge project on March 31, 2009.

Pinion Project

In order to maintain its lease agreements on the Pinion Project, the Company has to make annual payments of $132,340 for the year ended January 31, 2010 and a commitment of $125,000 in exploration expenses on fee lands and pay claim renewal fees to BLM.

Railroad Project

In order to maintain the lease agreements on the Railroad Project, the Company has to make optional payments of $8,000 before December 1, 2009, and pay claim renewal fees to BLM.

Fondaway Project

In order to maintain the lease agreements on the Fondaway Project, the Company has to make optional payments of $35,000 before July 15, 2009 and has to pay claim renewal fees to BLM.

(d)
The Company has an employment contract dated January 1, 2006 with Mr. Larsen the CEO of the Company. The contract is for a term of five years, allows for a base salary of $250,000 per year and also provides for an additional annual bonus payment. Should the contract be terminated prior to the five year term, the contract has an early termination compensation clause whereby the total amount still outstanding for the remainder of the five year term will be paid to Mr. Larsen.
G.
Safe harbor.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Royal Standard.

BOARD TERM NAME OFFICE HELD SINCE EXPIRES

Roland M. Larsen	President, Chief Executive Officer	May, 1996	November, 2010
Heathsville, VA	and Director
Corporate Governance Committee
J. Allan Ringler	Director and CFO	March 2009	November, 2010
Toronto, Ontario
George A. Duguay	Secretary	March, 2009	November, 2010
Toronto, Ontario
Kimberly L. Koerner	Director and Treasurer	May, 2001	November, 2010
Brambleton, VA	Audit Committee
James B. Clancy	Director	March, 2009	November, 2010
Toronto, Ontario	Audit Committee (Chair)
Paul G. Smith Director March, 2009 November, 2010 Toronto, Ontario Audit Committee

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

J. Allan Ringler

Mr. Ringler has 20 years of experience providing corporate and financial services to public companies. He has been President of Allan Ringler Services Inc. since January 1989 and was previously a partner of Duguay & Ringler Corporate Services, a provider of corporate and financial services to public companies, from January 1989 until February 2006. Mr. Ringler co-founded Equity Transfer & Trust Company ("Equity Transfer"), a provider of transfer agent and corporate trust services, acting as its President from November 2002 to January 2006. He has been a director of Grey Horse Corporation, the parent company of Equity Transfer, since 2004 and is currently Chief Executive Officer, President and a director of GA Capital Corp., a capital pool company listed on the TSX Venture Exchange (the "TSXV"). Mr. Ringler holds a Bachelor of Arts degree from the University of Western Ontario and a Bachelor of Commerce degree from the University of Windsor. He is a Certified Management Accountant and a member of the Institute of Chartered Secretaries and Administrators of Canada.

James B. Clancy

Mr. James B. Clancy is presently Director - Finance for Techint E. & C. Canada, involved in a Joint Venture with R.B. Somerville Ltd for three sections of the Alberta Clipper Pipeline Project in Western Canada. James has been involved as General Manager and/or Chief Financial Officer in the pipeline construction business in Canada and overseas for over thirty years. He has an Honours Commerce degree from the University of Toronto and is a member of the Canadian Institute of Chartered Accountants. Jim presently sits on the board and is Chairman of the Audit Committee of Galantas Gold Corporation (TSX VENTURE:GAL)(AIM:GAL).

Paul G. Smith

Paul G. Smith is President and CEO of Grey Horse Corporation (TSX:GHC) and CEO of its principal subsidiary, Equity Transfer & Trust Company. Prior to GHC, Paul held management positions at BCE, served as Executive Assistant to the Prime Minister of Canada, and was an aide to the Ministers of External Affairs and International Cooperation. Paul holds an MBA from INSEAD, an MPA from Carleton University, and undergraduate degrees from the University of Ottawa. Paul sits on the boards of GHC, VIA Rail and the Atlantic Council. He is a member of the C.D. Howe Institute's Financial Services Research Initiative and Carleton University's School of Public Policy and Administration Leadership Council. Paul's other public company board positions include StorageVault Canada Inc. (TSX VENTURE:SVI), Podium Capital Corporation (TSX VENTURE:POD.P) and TayCon Capital Corporation (TSX VENTURE:TYC.P).

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

George A. Duguay

George Duguay is a senior executive with experience in the technology, financial services and resource industries. Since 1988 he has been the President of G. Duguay Services Inc, a partner of Duguay & Ringler Corporate Services until February 2006. A provider of corporate and financial administrative services to public companies G. Duguay Services Inc. continues to act as a consultant in this area. In addition, Mr. Duguay was a founder of Equity Transfer and Trust Company, a provider of transfer agency and corporate trust services. He is presently Corporate Secretary of three public companies. During the period May 1993 to December 2004, Mr. Duguay served as Director of Genesis Microchip Inc., the world's leading supplier of display image processors. Mr. Duguay is a Certified General Accountant and an associate of the Institute of Chartered Secretaries.

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

Summary Compensation Table Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation (US$)
		Salary (US$)	Bonus (US$)	Other Annual Compen -sation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)
Roland M. Larsen, President and CEO	2009 2008 2007	$249,995 $249,995 $252,621	Nil $117,678 $170,000	Nil Nil Nil	Nil 775,000 1,408,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Kimberly Koerner Director	2009 2008	Nil Nil	Nil $270,433	Nil Nil	Nil 360,000	Nil Nil	Nil Nil	Nil Nil

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

(a)
the total number of Common Shares issuable pursuant to the Plan shall not exceed 10% of the issued and outstanding Common Shares, subject to adjustment as set forth in section 10 of the Plan and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject;
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

Compensation of Directors

Directors who are not officers of the corporation are currently paid an annual retainer fee of Cdn. $7,000 for their services as director. In addition, the Chairman of the Audit Committee received an additional annual fee of Cdn. $5,000.

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

Directors who are not officers are also entitled to participate in the Corporation's Stock Option Plan and, at the time of joining the board, directors may be granted options to purchase Common Shares. During the twelve months ended January 31, 2009, no options were granted to directors of the Corporation under the Corporation's Stock Option Plan.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended January 31, 2009. There are no pension plan benefits in place for the Named Executive Officer. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

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

Employment Contracts

There are current employment contracts in place between the Company the Chief Executive Officer, Mr. Larsen. Other than as described herein or in the financial statements accompanying this Circular, there are no other employment contracts between either the Company or its subsidiaries and the above-named executive officers.

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

Committees of the Board

There is currently one committee of the board of directors being the audit committee. The board does not have, nor does it currently intend to form, a nominating, compensation or corporate governance committee. It is the view of the board of directors that its current size (five) is small enough to make such additional committees counter-productive. In addition to regularly scheduled meetings of the board, its members are in continuous contact with one another and with the members of senior management. If the size of the board were to be enlarged or if the Company were to undergo a substantial change in its business and operations, consideration would at that point be given to the formation of additional committees. The mandate and activities of the Company's audit committee is as follows:

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

James B. Clancy (Chair) Paul G. Smith Kimberly Koerner

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
(v)
the audit findings report and management letter, if any, outlining the auditors' findings and recommendations, together with management's response, with respect to internal controls and accounting procedures; and
(vi)
any other matters relating to the conduct of the audit, including the review and opportunity to provide comments in respect of any press releases announcing yearend financial results prior to issue and such other matters which should be communicated to the Audit Committee under generally accepted auditing standards;

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

Corporate Governance Committee

The Board of Directors as a whole takes custody of the Corporate Governance for the Company and is responsible for the development, maintenance, and disclosure of the Company's corporate governance practices. The mandate relating to Corporate Governance includes:

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

D. Employees.

In addition to the listed officers, at January 31, 2009, the Company had twenty-nine full- time and one part-time employee.

E. Share ownership.

Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised(1)(2)
Roland M. Larsen	President, CEO & Director	1,541,487

J. Allan Ringler	Director	Nil

James B. Clancy	Director	Nil

Kimberly L. Koerner	Director	40,686

Paul G. Smith	Director	Nil

George A. Duguay	Corporate Secretary	Nil
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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of July 14, 2009, to the knowledge of the directors and officers of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of the Company's outstanding common shares, except the following:

Name of Shareholder	Number of Common Shares Owned	Percentage of Common Shares Outstanding (1)
CDS & Co.(2)	67,835,173	81.54%
Notes:
(1)
Based on 83,105,825 Common Shares issued and outstanding as at July 14, 2009.
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

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17

Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2009, 2008, 2007, 2006 and 2005
Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2009 and 2008
Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2009, 2008, 2007
Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2009, 2008, 2007
Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.
Management's Discussion and Analysis for the year ending January 31, 2009

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #21 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

B. Significant Changes.

Accounting Changes

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments - Disclosures (Handbook Section 3862), and Financial Instruments - Presentation (Handbook Section 3863). These new standards became effective for the Company on February 1, 2008.

(i)
Capital Disclosures Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these consolidated financial statements.
(ii)
Financial Instruments Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments

- Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 4 to these consolidated financial statements.

(iii) Amendments To Section 1400 - General Standards of Financial Statement Presentation In June 2007, the CICA amended Handbook Section 1400, Going Concern, to include additional requirements to assess and disclose an entity's ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard had no impact on the Company's operating results or financial position.

(iv)
Credit Risk and the Fair Value of Financial Assets and Financial Liabilities In January 2009, the CICA approved EIC 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal years ending on or after January 12, 2009. The Company has evaluated the new section and determined that adoption of these new requirements had no impact on the Company's consolidated financial statements.
(v)
Mining exploration costs On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174 Mining Exploration Costs, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The EIC is effective for financial statements issued on or after March 27, 2009 and as such applies to the Company's deferred exploration expenditure costs as at January 31, 2009.

Future accounting changes

(i)
International Financial Reporting Standards ("IFRS") In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the transition to IFRS on its consolidated financial statements.

(ii)
Goodwill and Intangible Assets In November 2007, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

(iii) Business Combinations, Consolidated Financial Statements and Non-Controlling

Interests The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3 -"Business Combinations". The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 - "Consolidated and Separate Financial Statements" and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is in the process of evaluating the requirements of the new standards.

Item 9. The Offer and Listing

A. Offer and listing details.

The only share capital issued of Royal Standard is its Common Shares. The Common Shares of Royal Standard are without nominal or par value. Each Common Share ranks equally with all other Common Shares with respect to dissolution, liquidation or winding-up of Royal Standard and payment of dividends. The holders of Common Shares are entitled to one vote for each share held of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of Royal Standard out of funds legally available therefore and to receive pro rata the remaining property of Royal Standard on dissolution. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

The following table sets forth the reported high and low sales prices and the average daily trading volume of the outstanding Common Shares.

TSX Venture Exchange (stated in Canadian Currency)

Average Daily
High				Low	Volume
January 1, 2003	to	March 31, 2003	$0.00	$0.00	0
April 1, 2003	to	June 30, 2003	$0.40	$0.21	13,728
July 1, 2003	to	September 30, 2003	$0.40	$0.20	151,583
October 1, 2003	to	December 31, 2003	$0.47	$0.25	53,416
January 1, 2004	to	March 31, 2004	$0.46	$0.25	78,814
April 1, 2004	to	June, 30, 2004	$0.46	$0.30	79,530
July 1, 2004	to	September 30, 2004	$0.42	$0.29	21,137
October 1, 2004	to	December 31, 2004	$0.47	$0.26	90,704
January 1, 2005	to	March 31, 2005	$0.45	$0.26	37,522
April 1, 2005	to	June 30, 2005	$0.43	$0.28	25,394
July 1, 2005	to	September 30, 2005	$0.75	$0.33	259,892
October 1, 2005	to	December 31, 2005	$1.00	$0.61	257,685
January 1, 2006	to	March 31, 2006	$1.45	$0.83	258,527
April 1, 2006	to	June 30, 2006	$1.65	$0.93	321,319
July 1, 2006	to	September 30, 2006	$1.15	$0.67	51,767
October 1, 2006	to	December 31, 2006	$0.79	$0.40	128,733
January 1, 2007	to	March 31, 2007	$0.64	$0.41	39,533
April 1, 2007	to	June 30, 2007	$0.85	$0.45	55,800
July 1, 2007	to	September 30, 2007	$0.67	$0.35	127,998
October 1, 2007	to	December 31, 2007	$0.58	$0.39	111,618
January 1, 2008	to	March 31, 2008	$0.53	$0.23	98,037
April 1, 2008	to	June 30, 2008	$0.31	$0.18	149,619

Over the Counter Bulletin Board (stated in US currency).

July 1, 2008 to September 30, 2008	$0.25	$0.09	24,433
October 1, 2008 to December 31, 2008	$0.16	$0.03	40,900
January 2009	$0.12	$0.05	4,400
February 2009	$0.45	$0.03	15,800
March 2009	$0.05	$0.03	8,300
April 2009	$0.12	$0.05	141,500
May 2009	$0.12	$0.05	53,300
June 2009	$0.08	$0.05	176,100
B. Plan of Distribution
Not Applicable
C. Markets

The common shares currently trade on the US-OTC Bulletin Board under the symbol "RYSMF".

D. Selling shareholders.

Not Applicable

E. Dilution.

Not Applicable

F. Expenses of the issue.

Not Applicable

Item 10. Additional Information

A. Share capital.

Not applicable

B. Memorandum and articles of association.

These documents were filed with the registration statement in November 1996.

C. Material contracts.

  On January 1, 2006, the Company entered into a management agreement with the President of the Company for management and consulting services for $250,000 per annum which expires in January 1, 2011. On January 1, 2007 and on each January 1 during the term of the agreement, the compensation may be increased by 10% per annum. This agreement can be renewed for an additional five years. Should the contract be terminated prior to the five year term, the contract has an early termination compensation clause whereby the total amount still outstanding for the remainder of the five year term will be paid to Mr. Larsen.
  In order to maintain its lease agreements on the Gold Wedge project, the Company has to make annual payments totaling $24,000 up to July 1, 2009, and pay claim renewal fees to the Bureau of Land Management ("BLM").
  In order to maintain its lease agreements on the Pinon Project, the Company has to make annual payments of $132,340 for the year ended January 31, 2010 and a commitment of $125,000 in exploration expenses on fee lands which includes claim renewal fees to the BLM.
  In order to maintain its lease agreements on the Railroad Project, the Company has to exercise its option to purchase of $2 million before August 1, 2009 or extend the option agreement and maintain the renewal fees to the BLM.
  In order to maintain the lease agreements on the Fondaway Project, the Company has to make optional payments of $35,000 before July 15, 2009 and has to pay claim renewal fees to the BLM.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.

(a)
Interest rate risk Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term guaranteed investment certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks. The Company regularly monitors its cash management policy.
(b)
Foreign currency risk Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the United States dollar ("US dollar") and major purchases are transacted in US dollars. The Company funds most operations, as well as exploration and administrative expenses, in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada and the United States. The Company is subject to gains and losses due to fluctuations in the US dollar against the Canadian dollar. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.
(c)
Commodity price risk The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

  Interest rate risk is remote as the interest rates on the Company's money market deposits and short-term investments are fixed.
  The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2009, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the twelve months ended January, 31 2009 would have been approximately $20,000 higher/lower. Similarly, as January 31, 2009, reported shareholders' equity would have been approximately $20,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
    Cash and cash equivalents, marketable securities, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2009, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the Company's accumulated other comprehensive income (loss) would have been approximately $90,508 lower/higher as a result of foreign exchange losses/gains on translation of non-US dollar denominated financial instruments. Similarly, as at January 31, 2009, reported shareholders' equity would have been approximately $90,508 lower/higher had the US dollar weakened/strengthened by 5% against the Canadian dollar as a result of foreign exchange losses/gains on translation of non-US dollar denominated financial instruments.
  Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As of January 31, 2009, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The board of directors has determined that Director and Audit Committee Member Mr. James Clancy has the necessary attributes and independence for designation as the audit committee's financial expert and has designated Mr. Clancy as the financial expert.

Item 16B. Code of Ethics.

The company has adopted a Code of Ethics that applies to its Directors and Executive Officers. The Code of Ethics can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. It can also be obtained, without charge, by writing to this address.

Item 16C. Principal Accountant Fees and Services.

Years Ending January 31,
(CDN $) 2009 2008 2007

Audit Fees $71,200 $86,122 $42,500
Audit Related Fees $0 $0 $0
Tax Fees $0 $2,500 $2,500
All Other Fees $0 $1,378 $680

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Changes in Registrant's Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2009, 2008, 2007, 2006 and 2005
Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2009 and 2008
Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2009, 2008, 2007
Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2009, 2008, 2007
Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.
Management's Discussion and Analysis for the year ending January 31, 2009

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #21 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

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

"McCarney Greenwood LLP"
Toronto, Canada April 16, 2007	McCarney Greenwood LLP Chartered Accountants
Licensed Public Accountants
Difference	Comments by Auditors on United States of America-Canada Reporting

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

"McCarney Greenwood LLP"

Toronto, Canada McCarney Greenwood LLP April 16, 2007 Chartered Accountants

Licensed Public Accountants

ROYAL STANDARD MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JANUARY 31, 2009

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of Royal Standard Minerals Inc. (the "Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the year ended January 31, 2009. This MD&A was prepared to comply with National Instrument 51-102 - Continuous Disclosure Obligations. The MD&A was prepared as of May 29, 2009 and should be read in conjunction with the audited annual consolidated financial statements for the year ended January 31, 2009, including the notes thereto. Unless otherwise noted, all amounts reported herein are in United States dollars. The audited annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The results presented for the years ended January 31, 2009 and January 31, 2008, are not necessarily indicative of the results that may be expected for any future period.

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and on the Corporation's website at www.royalstandardminerals.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things, but are not limited to, statements with respect to the potential of the Company's properties; the future price of gold, silver and coal; success of exploration activities; cost and timing of future exploration and development and; requirements for additional capital are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined; unavailability of financing; fluctuations in the prices of gold, silver and coal and; currency exchange rates. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

other factors that cause results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS

The Company is currently active in the States of Nevada and Kentucky, with projects in Nye (the Gold Wedge and Manhattan projects), Elko (the Pinon, Railroad, and Dark Star projects) and Churchill (the Fondaway Canyon and Dixie-Comstock projects) Counties, Nevada and Wolfe (Campton Project) County, Kentucky.

The Gold Wedge project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was and continues to be one of the major focuses of the Company in fiscal 2009.

OVERALL PERFORMANCE

During the period ending January 31, 2009 the Company has continued to pursue the Gold Wedge advanced exploration project toward further underground bulk sampling and processing of the mined gold mineralized material through the onsite gravity plant along with the stockpiled lower grade material. The results of this effort indicated that additional plant modifications were needed to achieve acceptable recoveries and increased throughput. The underground test work that includes additional drifting within one of the higher grade gold zones on the property has been affected or slowed by higher than expected groundwater conditions. It appears that a second dewatering well is required. As a result of the required plant modifications and the requirement for the second dewatering well, it became evident, in spite of maintaining a very cost conscious approach, that the rate of investment required on this project could exceed our ability to fund the development program. In June and July 2008 a decision was made by the Board of Directors and Management of the Company, to pursue a strategy of diversification by investing some of the Company's capital in the energy sector. As a result the Company entered into an option agreement to acquire 50% of a permitted coal property in the Appalachian Basin to add an element of diversity and another source of potential revenue that may help to reduce the high costs related to the development of the Gold Wedge and other longer term capital intensive precious metal properties located in Nevada.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

Throughout most of 2008, and continuing into 2009, the global financial and commodity markets were characterized by extreme volatility and falling prices as market participants reacted and responded to growing uncertainty and pessimism over the depressed North American and international economies. These circumstances have had a significant impact on the Company's operations and in particular, on the economics exploration and development and its ability to pursue growth opportunities. It appears that these difficult economic conditions are not likely to improve significantly in the near future, and any continuation or worsening of the credit crisis, or even the fear of such development, could intensify the adverse effects of these difficult conditions. The result as far as the Company is concerned is that the global credit and equity markets have recently undergone significant disruption, making it difficult for the Company to obtain financing on acceptable terms or at all.

As a result the Company has taken steps to reduce the level of its capital outflow until a financing can be completed in order to remain a viable entity. The Company has reduced its workforce and will cut salaries of all remaining employees and management. The obvious result of this effort is the curtailment of the Gold Wedge project in the near term. The objective is to reduce expenditures on all levels and to only spend capital on projects that will return revenue and cash flow in the near term. Further to that goal the Company will in the future commit capital to refine and sell all of the gold dore' that is currently in the Company's possession and investigate a financing to further the advanced exploration of the Gold Wedge project in Nevada.

As at January 31, 2009, the Company had mineral properties valued at $19,007,396 compared to $13,895,392 as at January 31, 2008. The reason for the increase in the value of the mineral properties is the Company spent $3,311,239 on deferred exploration expenditure activities on the Gold Wedge Project, $479,694 on deferred exploration

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009

Discussion Dated May 29, 2009

expenditure activities on the Pinon Project, $184,389 on deferred exploration expenditure activities on the Railroad and Fondaway Projects and $1,136,682 on deferred exploration expenditure activities on the Kentucky Project.

As at January 31, 2009, the Company had working capital of $1,857,810 compared to $7,785,550 as at January 31, 2008. The Company had cash and cash equivalents and other current assets of $2,048,098 as at January 31, 2009, compared to $8,006,287 as at January 31, 2008, a decrease of 74%. The decrease is primarily due to the cash expenditures for the Company's exploration activities, discussed above, operating expenses and the effect of translation on foreign currency.

TRENDS

The economic crisis that started in the financial sector has continued to worsen and we are now in the midst of a global recession. The mineral exploration business is undergoing massive scaling down. Capital investment in mineral exploration has dramatically declined with major new projects being cancelled and delayed, and producing properties are subject to shut downs and reduced production. Credit markets have become increasingly inaccessible and many exploration companies that, just one year ago, had large cash resources to invest in exploration activities are now struggling to finance day-to-day operations.

There are uncertainties regarding the price of gold and coal and the availability of equity and debt financing for the purpose of mineral exploration and development. The prices of coal have fallen substantially over the past several months and gold has remained stable over the past month and financial markets have deteriorated to the point where it has become difficult for companies to raise new capital.

Current financial markets are likely to be volatile in Canada and the United States for the remainder of fiscal 2009 and potentially into 2010, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has lead to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds. As a result, the Company may have difficulties raising equity or debt financing for the purposes of gold and coal exploration and development.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

MINERAL PROPERTIES

Gold Wedge Project

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). The Company has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. Completion of the test phase of the facility is not expected for several months. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the Company assay laboratory. The bulk sampling program is well underway and includes several months of stockpiled material on the surface.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Gold Wedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie-Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 to be exercised by August 1, 2009. A gross production royalty of 8% will be paid to the owner anytime that production begins from the Manhattan Property or the Dixie-Comstock Property before payout of the purchase price. The maximum of gross production royalties that would be paid under this agreement is $300,000.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

The Company has recorded an asset retirement obligation on its Gold Wedge Project in the amount of $149,050, representing the estimated costs of the Company's obligation to restore the property site to its original condition and which is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Project Expenditures

To January 31, 2009, cumulative expenditures of $15,177,300 were incurred on the Gold Wedge Project consisting of: (1) acquisition costs - $721,647; (2) travel - $325,363; (3) mine development costs - $1,036,117; (4)drilling - $948,995; (5) general exploration $133,353; (6) $72,636 - professional fees; (7) consulting, wages and salaries - $4,699,163; (8) office and general - $1,556,194; (9) analysis and assays - $147,627; (10) supplies, equipment and transportation - $3,632,598; and (11) amortization - $1,903,607. These costs were incurred in connection with various activities the Company performed on a discretionary basis.

Future Programs

During the upcoming year management is anticipating to advance the production potential on the Gold Wedge project by incurring further exploration expenditures and upgrading the plant.

PINON PROJECT Pinon-Railroad Project

The Company has also developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP). A second objective is to update the feasibility studies for the Pinon/Railroad near surface oxide deposits.

Pinon Project

The Pinon project is made up of a number of lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $132,340 and incur exploration expenditures totalling $125,000 to keep the leases in good standing for the year ended January 31, 2010. The lessors will retain a 5% net smelter return royalty.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

Railroad Project

The Railroad project is made up of two lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $8,000 to keep one lease in good standing and must pay $1,765,000 by August 1, 2009 to exercise the option to purchase the leased property under the other agreement to keep the leases in good standing for the year ended January 31, 2010. The lessors will retain a 5% net smelter return royalty.

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

Project Expenditures

To January 31, 2009, cumulative expenditures of $2,391,135 were incurred on the Pinon - Railroad Project consisting of: (1) property acquisition costs - $1,016,217; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration - $7,765; (5) professional fees - $66,273; (6) office and general - $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $659,077; (9) reclamation costs - $167,785; (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation - $60,277. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

In order to keep the Railroad project in good standing the Company must successfully negotiate an extension, successfully negotiate the sale or successfully negotiate a financing to exercise the purchase of the leased property. Other than keeping the leases in good standing there is no exploration program anticipated on this project for the year ended January 31, 2010.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

Fondaway Project

The Fondaway Project is located in Churchill County, Nevada. The Company has leased 130 unpatented mining claims and is obligated to make a payment of $35,000 for the year ended January 31, 2010 to keep the lease in good standing. The lessors will retain a 3% net smelter return royalty on the property.

Project Expenditures

To January 31, 2009, cumulative expenditures of $302,279 were incurred on the Fondaway project consisting of: (1) property acquisition costs - $283,003; (2) travel - $3,279; (3) drilling - $15,646; and (4) analysis and assays $351. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2010 on the Fondaway project.

Kentucky Project

In an effort to achieve diversity within its natural resource portfolio on November 19, 2008, the Company and Sharpe Resources Corporation ("Sharpe") entered into an option agreement whereby the Company agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into between the Company and Sharpe at which time all expenditures incurred and revenues earned from the coal projects will be shared 50 % by the Company and 50% by Sharpe.

Sharpe and the Company are related parties due to the fact that they have common management and directors.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

Under the terms of the option agreement a 100% interest in a surface mine coal project in Wolfe County, Kentucky was acquired. The transaction costs included $250,000 to acquire the project and $178,700 for a reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease.

Project Expenditures

To January 31, 2009, cumulative expenditures of $1,136,682 were incurred on the Wolfe County, Kentucky project consisting of: (1) property acquisition costs - $418,000; (2) travel - $13,827; (3) professional fees - $48,680; (4) consulting, wages and salaries - $163,828; (5) office and general - $60,655; (6) supplies, equipment and transportation - $306,805; (7) rent - $93,260; (8) Reclamation costs - $19,277 and (9) amortization - $12,350. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

In order to keep the Kentucky project in good standing the Company must successfully negotiate an extension, successfully negotiate the sale or successfully negotiate a financing to exercise the option under the option agreement.

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's properties was prepared under the supervision of Roland M. Larsen, the CEO and a director of the Company and a "Qualified Person" within the meaning of National Instrument 43-101.

ENVIRONMENTAL LIABILITIES

The Company is not aware of any environmental liabilities, obligations or responsibilities associated with the Company's coal and gold interests.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

OVERALL OBJECTIVE

The Company's business objective is to continue to invest in the development of both its Gold Wedge gold prospect and development of its option on a Kentucky coal permit. The Company is in the process of developing its gold and coal prospects and has not yet determined whether these properties contain any economic gold or coal deposits. The recoverability of the amounts shown for both the gold and coal interests is dependent upon: the selling price of gold and coal at the time the Company intends to mine its properties; the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; government policies and regulations; and future profitable production or proceeds from disposition of such properties.

To date, the Company has not discovered an economic deposit. While discovery of ore-bearing structures may result in substantial rewards, it should be noted that few properties that are explored are ultimately developed into producing mines.

The Company believes that although the exploration of its existing projects is positive, mineral exploration in general is uncertain. As a result, the Company believes that by acquiring additional mineral properties or selling or joint venturing existing mineral properties, it is able to better minimize overall exploration risk. In conducting its search for additional mineral properties, the Company may consider acquiring properties that it considers prospective based on criteria such as the exploration history of the properties, the location of the properties, or a combination of these and other factors. Risk factors to be considered in connection with the Company's search for and acquisition of additional mineral properties include the significant expenses required to locate and establish mineral reserves; the fact that expenditures made by the Company may not result in discoveries of commercial quantities of minerals; environmental risks; risks associated with land title; the competition faced by the Company; and the potential failure of the Company to generate adequate funding for any such acquisitions. See "Risk Factors" below.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

SELECTED ANNUAL FINANCIAL INFORMATION

The following is selected financial data derived from the audited consolidated financial statements of the Company as at January 31, 2009, 2008 and 2007 and for the years then ended.

		January 31
	2009	Restated 2008(1)	Restated 2007(1)	Cumulative from date of inception 6/26/1996
ConsolidatedStatement of Operations
Interest Income	115,822	396,294	391,420	855,033
Foreign Currency Translation	(205,565)	1,180,034	(381,030)	889,838
Administrative Expenses	(783,238)	(2,270,313)	(4,902,904)	(11,999,158)
Net loss for the year	(872,981)	(839,445)	(4,892,514)	(15,107,420)
Earnings (loss) per common share basic and diluted	($0.01)	($0.01)	($0.07)
	January 31
Balance Sheet	2009	Restated 2008(1)
Current Assets	$2,048,098	$8,006,287
Mineral Properties	19,007,396	13,895,392
Equipment, Net	1,059,744	1,483,690
Current Liabilities	(190,288)	(220,737)

1 See note 20 of the Consolidated Financial Statements (Audited) for the years ended January 31, 2009 and 2008.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

The net loss for the year ended January 31, 2009, consisted of interest income of $115,822. These amounts were offset by working capital expenditures incurred in the amount of $783,238 to maintain the operations of the Company and foreign currency loss of ($205,565).

The net loss for the year ended January 31, 2008, consisted of interest income of $396,294. These amounts were offset by (i) stock-option compensation of $853,953; (ii) the write-off of exploration properties of $145,460; (iii) other working capital expenditures incurred in the amount of $1,416,360 to maintain the operations of the Company; and (iv) foreign currency gain of $1,180,034.

The net loss for the year ended January 31, 2007, consisted of interest income of $391,420. These amounts were offset by (i) stock-option compensation of $3,838,926;

(ii) other working capital expenditures incurred in the amount of $1,063,978 to maintain the operations of the Company; and (iv) foreign currency loss of ($381,030).

The current assets decreased by $5,958,189 from January 31, 2008 to January 31, 2009. This decrease is primarily due to (i) expenditures incurred and capitalized to the mineral properties; (ii) the working capital expenditures incurred to maintain the operations of the Company.

The Company's ability to fund its operations is dependent upon its ability to secure financing by issuing equity, by selling assets, negotiating extensions to agreements or from issuing debt instruments. The value of any gold or coal interests is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete exploration and development, and the future profitable production or proceeds from disposition of such gold or coal interests. See "Trends" above and "Risk Factors" below.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated.

	3 Mos Ended January 31, 2009	3 Mos Ended October 31, 2008	3 Mos Ended July 31, 2008	3 Mos Ended April 30, 2008	3 Mos Ended January 31, 2008	3 Mos Ended October 31, 2007	3 Mos Ended July 31, 2007	3 Mos Ended April 30, 2007
Interest Income	$14,763	$19,822	$31,923	$49,314	$65,515	$108,539	$121,620	$100,620
Foreign Currency Adjustment	(1,127)	(159,336)	(29,906)	(15,196)	(327,565)	733,318	301,079	473,202
Expenses (1)	(207,192)	(134,974)	(253,798)	(187,274)	22,145	(322,768)	(1,499,623)	(615,527)
Net Income (Loss)	($193,556)	($274,488)	($251,781)	($153,156)	($239,905)	519,089	($1,076,924)	($41,705)
Net Income (Loss) per Common share basic and diluted	($0.1)	($0.0)	($0.0)	($0.0)	($0.03)	$0.01	($0.01)	($0.00)

The net income (losses) for the three months ended April 30, 2007, July 31, 2007 October 31, 2007 and January 31, 2007 principally relate to interest income offset by expenses incurred for general working capital purposes except for the net losses for the three months ended July 31, 2007 and January 31, 2008 which had an offsetting amount of $750,922 and $103,031 respectively for stock based compensation and a write off of a property for $145,460 in t5he last quarter of 2008. There was a large fluctuation of US foreign exchange rates during all four quarters, significantly affecting net income (loss).

The net losses for the three months ended April 30, 2008, July 31, 2008 October 31, 2008 and January 31, 2009 principally relate to interest income offset by expenses incurred for general working capital purposes except for the net loss for the three months ended October 31, 2008 which had a large offsetting amount of $159,336 for foreign currency adjustments.

RESULTS OF OPERATIONS

Year ended January 31, 2009, compared with year ended January 31, 2008

The Company's net loss totaled $872,981 for the year ended January 31, 2009, with basic and diluted losses per share of $0.01. This compares with a net loss of $839,445 with basic and diluted losses per share of $0.01 for the year then ended January 31.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

The increase of $33,536 in net loss was principally due to:

  A decrease in interest income of $280,472 from January 31, 2008 to January 31, 2009. This decrease being the result of less cash resources being invested in money market funds and lower interest rates being paid on invested funds during the year ended January 31, 2009.
  During the year ended January 31, 2008 the interest income was offset by a write-off of exploration properties in the amount of $145,460, stock-based compensation of $853,953 and an increased consulting, wages and salaries of approximately $480,000. None of these activities took place for the year ended January 31, 2009.
  A decrease in foreign currency adjustments of $1,385,599 from January 31, 2008 to January 31, 2009. This decrease being the result of US foreign currency exchange rate fluctuations between the two periods.

Three months ended January 31, 2009, compared with three months ended January 31, 2008

The Company's net loss totaled $193,556 for the three months ended January 31, 2009, with basic and diluted losses per share of $0.01. This compares with net loss of $543,453 with basic and diluted losses per share of $0.03 for the three months ended January 31, 2008. The decrease of $46,349 in net loss was principally due to the loss on foreign currency exchange of $327,565and the write off of a mining property for $145,460 in 2008.

LIQUIDITY AND CAPITAL RESOURCES

The activities of the Company, principally the acquisition of properties prospective for gold and coal are financed through the completion of equity transactions such as equity or debt offerings and the exercise of stock options. For the year ended January 31, 2009, the Company raised no capital resulting in the cash resources of the Company decreasing. The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company.

There is no assurance that future equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See "Risk Factors" below. As at January 31, 2009,the Company had $1,701,148 in

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

cash and cash equivalents (January 31, 2008: $7,209,173). The Company had working capital of $1,857,810 as of January 31, 2009, compared to working capital of $7,785,550 as of January 31, 2008. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities.

Current liabilities of $190,288 remained stable as at January 31, 2009, compared to $220,737 as at January 31, 2008. The current liabilities are primarily due to accruals for exploration expenditures and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2009, are sufficient to pay these liabilities.

As of January 31, 2009, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

The Company's liabilities and obligations for the following five years as of January 31, 2009, are summarized below:

Liabilities and obligations	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years
Option Agreement(a)	$700,000	$700,000	n/a	n/a
Option to Purchase (b)	$2,173,000	$2,173,000	n/a	n/a
Mining interests (c)	$1,000,000	$200,000	$400,000	$400,000
Employment Contract (d)	$1,250,000	$250,000	$500,000	$500.000
Corporate expenses (e)	$3,000,000	$600,000	$1,200,000	$1,200,000
Total	$8,123,000	$3,923,000	$2,100,000	$2,100,000
(a)
Under the terms of the option agreement with Sharpe the Company is required to incur expenditures of approximately $700,000 by December 9, 2009 to exercise its option.
(b)
Under one of the Company's Railroad Projects lease agreements a payment of $1,765,000 is required to exercise the option to purchase the leased property. In order for the Company to continue to hold this lease it will have to either negotiate an extension to the exercise date, obtain a financing to make the payment by August 1, 2009 or sell the lease to a third party that will exercise the option to purchase. The Company also has a

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

payment in the amount of $408,000 to exercise its option to acquire some leased property in its Gold Wedge Project. This option will be exercised by the Company.

(c) Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. A summary of fees is noted below:

Gold Wedge Project

In order to maintain its lease agreements on the Gold Wedge Project, the Company has to make monthly payments totalling $24,000 up to July 1, 2009, and pay claim renewal fees to the Bureau of Land Management ("BLM").

Pinion Project

In order to maintain its lease agreements on the Pinion Project, the Company has to make annual payments of $132,340 for the year ended January 31, 2010 and a commitment of $125,000 in exploration expenses which includes claim renewal fees to BLM.

Railroad Project

In order to maintain the lease agreements on the Railroad Project, the Company has to make optional payments of $8,000 before December 1, 2009, and pay claim renewal fees to BLM.

Fondaway Project

In order to maintain the lease agreements on the Fondaway Project, the Company has to make optional payments of $35,000 before July 15, 2009 and has to pay claim renewal fees to BLM.

See "Mining Interests" above.

(d)
The Company has an employment contract dated January 1, 2006 with Mr. Larsen the CEO of the Company. The contract is for a term of five years, allows for a base salary of $250,000 per year and also provides for an additional annual bonus payment. Should the contract be terminated prior to the five year term, the contract has an early termination compensation clause whereby the total amount still outstanding for the remainder of the five year term will be paid to Mr. Larsen.
(e)
The Company estimates that it will incur approximately $600,000 per year in corporate expenses over the next five years. These expenditures are generally not committed and are discretionary in nature. The Company will continue to monitor the

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

global market situation and may adjust its expenditures, depending on future market conditions.

Management believes that the Company's cash and cash equivalents and short term investments are not sufficient to meet its expenditures for the next five years as the Company has a working capital balance of $1,807,810 (total expected expenditures over the next five years - $8,123,000). As a result, the Company will be required to raise some capital during the year by way of an equity or debt financing, the exercise of options or the sale of an asset to meet its obligations. There is no guarantee the five year time horizon that management has presented will be realized.

The Company has no operating revenues and therefore it must utilize its current cash reserves, income from short-term investments, funds obtained from the exercise of stock options and other financing transactions to maintain its capacity to meet ongoing discretionary exploration and operating activities. Given that the Company does not have sufficient funds on hand to meet its current working capital requirements, it anticipates raising additional funds during the next year by the sale of assets, equity or debt financing, the exercise of stock options or the combination of the methods to generate funds.

As of January 31, 2009, the Company had 83,194,825 common shares issued and outstanding, and options outstanding to acquire 7,606,500 common shares of the Company that would raise $6,180,048 if exercised in full. This is not anticipated until financial markets recover. See "Trends" above.

To date, the cash resources of the Company are held with the Royal Bank of Canada.

The Company has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short-term and non-interest bearing.

The Company's liquidity risk with financial instruments is minimal as excess cash is invested in highly liquid bank-backed guaranteed investment certificates.

The funds on hand are not adequate to meet the ongoing discretionary exploration program (See "Mining Interests" above) or the funds to complete the development of its projects, if warranted. The Company is dependent on external financing to fund its activities and as a result the Company will spend its existing capital and raise additional amounts to meet its current discretionary exploration program when economic conditions permit it to do so.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

The market value of the Company's investment in public companies as of January 31, 2009, was $200,000. The Company can sell the securities to raise funds to settle its obligations as they arise. However, management intends to maintain the Company's investment in public companies until it becomes advantageous to sell these shares or until liquidity concerns necessitate such sale.

Due to the current market conditions, the Company has decided to conserve cash; in particular, the Company will scale down its exploration efforts on its properties and undertake a strategic review of its assets. More specifically, the review will consider scenarios designed to unlock value in the Company's gold exploration portfolio. The options being considered include, but are not limited to, sale of one of the gold assets, joint ventures, and restructuring of assets including a possible spin-out of the coal project.

The Company also intends to reduce monthly discretionary expenditures in a prudent manner in response to current market conditions. The Company will continue to monitor the global market situation and may re-adjust its discretionary and committed expenditures, depending on future market conditions.

RELATED PARTY TRANSACTIONS

Years Ended January 31 2009 2008 2007

Due from related parties
Sharpe Resources Corporation(1)	100,307	127,498	104,984
The President & Director of the
Company(2)	0	285,711	0
	$100,307	$413,209	$104,984
(1)
Sharpe is related to the Company because of common management. Sharpe has executed a promissory note (the "Note") providing for the repayment of the Note over a three year period commencing on September 9, 2008. The unpaid balance of the Note will accumulate interest at the rate of 4% per annum.
(2)
This note bears interest at 4% and is repayable within 3 years. Effective January 31, 2009 this note was cancelled as a result of the cancellation of shares issued on the exercise of options whereby the note was initially used as consideration of the exercise of such options.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

Consulting, wages and salaries include a bonus of $Nil (2008 - $117,678; 2007 $170,000) and salary of $249,995 (2008 - $249,995; 2007 - $252,621) paid to the President of the Company.

Consulting, wages and salaries include salary of $82,337 (2008 - $78,002; 2007 $48,923) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $23,080 (2008 - $60,008; 2007 - $12,155) was paid to the former CFO of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

There are no proposed transactions of a material nature being considered by the Company. However, the Company continues to evaluate either debt or equity financings and evaluate properties that it may sell in the future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's audited consolidated financial statements requires management to make certain estimates that affect the amounts reported in the financial statements. The accounting estimates considered significant are the valuation of the Company's mining interests and stock-based compensation.

The policy of capitalizing exploration costs to date does not necessarily relate to the future economic value of the exploration properties. The valuation of mining interests is dependent entirely upon the discovery of economic mineral deposits. Management has considered the Draft of Proposed Changes to EIC-126, Accounting by Mining Enterprises

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

for Exploration Costs, and have determined that there is no impairment of the carrying value of the mineral exploration properties as disclosed in the consolidated financial statements for the year ended January 31, 2009.

The Company uses the Black-Scholes model to determine the fair value of stock options. The main factor affecting the estimates of stock-based compensation is the stock price volatility used. The Company uses historical price data and comparables in the estimate of future volatility.

Other items requiring estimates for the year ended January 31, 2009, are accounts payable and accrued liabilities and asset retirement obligations. Changes in the accounting estimates in these items will not have a material impact on the financial position of the Company.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As of May 29, 2009, the Company has 83,194,825 common shares outstanding.

As of May 29, 2009, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
800,000	$0.39	April 13, 2010
1,080,000	$0.29	May 16, 2010
130,000	$0.87	January 20, 2011
2,623,000	$1.44	May 2, 2011
283,500	$0.75	October 13, 2011
2,015,000	$0.60	July 13,2012
6,931,500

The Company's common shares are listed in the United States on the US OTC:BB symbol RYSMF. The Company's shares were suspended from trading on the TSXV as a result of the Company's failure to comply on a timely basis with TSXV requirements during a review being conducted by the TSXV. On May 8, 2009 the board of directors voluntarily delisted the Company's common shares from the TSXV. This decision came as a result of the TSXV's inability to approve a prospective time sensitive proposed financing until they completed their review of the Company and they could not advise the Company when their review would be completed. In order for the Company to move forward with its objectives which includes a proposal for financing specific projects that

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

have been targeted for future development to maintain the viability of the Company, the Company had no alternative other than delisting its common shares from the TSXV.

CHANGE IN ACCOUNTING POLICIES

Capital Disclosures and Financial Instruments - Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments - Disclosures (Handbook Section 3862), and Financial Instruments - Presentation (Handbook Section 3863). These new standards became effective for the Company on February 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Amendments To Section 1400 - General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400, Going Concern, to include additional requirements to assess and disclose an entity's ability to continue as a going concern. This standard became effective for the Company on February 1, 2008. The adoption of this standard had no impact on the Company's operating results or financial position.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal years ending on or after January 12, 2009. The Company hs evaluated the new section and determined that adoption of these new requirements had no impact on the Company's consolidated financial statements.

Future accounting changes

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is currently assessing the impact of IFRS on its consolidated financial statements (See "IFRS Implementation Plan", below).

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets ("CICA 3064"), results in the withdrawal of CICA 3450, "Research and Developmental Costs", and amendments to Accounting Guideline 11, "Enterprises in the Development Stage" and CICA 1000, "Financial Statement Concepts". The standard intends to reduce the differences between Canadian GAAP and IFRS in the accounting for intangible assets. Under current Canadian standards, more items are recognized as assets than under IFRS. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets and to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated. The new standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets. The new standard takes effect for fiscal years beginning on or after October 1, 2008, with early adoption encouraged.

The Company is evaluating the effects of adopting this standard.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements.

The Company is in the process of evaluating the requirements of the new standards.

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174 Mining Exploration Costs, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general.

The Company has considered the new guidance of this accounting standard in the preparation of its financial statements, for the year ended January 31, 2009 and is compliance with its requirements.

MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties.

The Company considers its capital to be equity, which comprises share capital, warrants, contributed surplus, deficit and accumulated other comprehensive income, which at January 31, 2009, totaled $22,084,374 (2008 - $23,164,632).

The Company manages its capital structure in a manner that provides sufficient funding for acquisition, exploration and development of its mineral properties. Funds are primarily secured through equity capital raised by way of private placements or could be

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

by way of debt financing. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company invests all capital not required for its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian and US financial institutions.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended January 31, 2009. The Company is not subject to externally imposed capital requirements.

PROPERTY RISK AND FINANCIAL RISK AFFECTING FINANCIAL INSTRUMENTS

(a) Property risk

The Company's gold and coal interests being the Gold Wedge Project, Pinion Project, Railroad Project, Fondaway Project and Kentucky Project ( collectively "Property Interests") are the only projects that are currently material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be solely dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's existing

Property Interests would have a material adverse effect on the Company's financial condition and results of its operations.

(b) Financial risk

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash equivalents, marketable securities, sundry receivables and due from related parties. Cash equivalents consist of money market investments and guaranteed investment certificates, which have been invested with reputable financial institutions. Financial instruments included in sundry receivables and due from related parties consist of sales taxes receivable from government authorities in Canada, deposits held with service providers and amounts due from an officer of the Company and a Company under common management. Sundry receivables and amounts due from related parties are in good standing as of January 31, 2009. Management believes that the credit risk concentration with respect to financial instruments is minimal.

The Company`s marketable securities are subject to fair value fluctuations. Management believes that the credit risk with respect to marketable securities is remote.

(ii) Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2009, the Company had cash and cash equivalents and short term investments of $1,701,148 (2008 - $7,326,934) to settle current liabilities of $190,288 (2008 - $220,737). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

(a)
Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term guaranteed investment certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks. The Company regularly monitors its cash management policy.

(b)
Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the United States dollar ("US dollar") and major purchases are transacted in US dollars. The Company funds most operations, as well as exploration and administrative expenses, in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. The

Company maintains US dollar bank accounts in Canada and the United States. The Company is subject to gains and losses due to fluctuations in the US dollar against the Canadian dollar. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(c) Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

  Interest rate risk is remote as the interest rates on the Company's money market deposits and short-term investments are fixed.
  The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2009, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the twelve months ended January, 31 2009 would have been approximately $20,000 higher/lower. Similarly, as January 31, 2009, reported shareholders' equity would have been approximately $20,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
  Cash and cash equivalents, marketable securities, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2009, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the Company's accumulated other comprehensive income (loss) would have been approximately $90,508 lower/higher as a result of foreign exchange losses/gains on translation of non-US dollar denominated financial instruments. Similarly, as at January 31, 2009, reported shareholders' equity would have been approximately $90,508 lower/higher had the US dollar weakened/strengthened by 5% against the Canadian dollar as a result of foreign exchange losses/gains on translation of non-US dollar denominated financial instruments.
  Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals hve fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As of January 31, 2009, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

IFRS IMPLEMENTATION PLAN

The AcSB has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will report interim and annual financial statements (with comparatives) in accordance with IFRS beginning with the quarter ended March 31, 2011. The Company, through its out sourced bookkeepers and financial statement preparers, has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required. While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

  Exploration and development expenditures,
  Property, plant and equipment (measurement and valuation),
  Provisions, including asset retirement obligations,
  Stock-based compensation,
  Accounting for income taxes, and
  First-time adoption of International Financial Reporting Standards (IFRS 1)

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

As the analysis of each of the key areas progresses, other elements of the Company's IFRS implementation plan will also be addressed, including: the implication of changes to accounting policies and processes; financial statement note disclosures on information technology; internal controls; contractual arrangements; and employee training. The table below summarizes the expected timing of activities related to the Company's transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	In progress, expected to be complete during Q2 2009
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	Throughout 2009
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	Throughout 2009
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	Q4 2009 - Q1 2010
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	Q4 2009 - Q2 2010
Management and employee education and training	Throughout the transition process
Quantification of the Financial Statement impact of changes in accounting policies	Throughout 2010

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors described below.

Exploration Stage Company and Exploration Risks The Company is a junior resource company focused primarily on the acquisition and exploration of mineral properties located in USA. The properties of the Company have no established reserves. There is no assurance that any of the projects can be mined profitably. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if at all, from its mineral properties. Any profitability in the future from the business of exploration will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time that even a combination of management's careful evaluation, experience and knowledge may not eliminate. While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration, development and production programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves that are sufficient to commercially mine some of the Company's properties and to construct, complete and install mining and processing facilities on those properties that are actually mined and developed.

No History of Profitability from Mineral Exploration The Company is a development stage company with no history of profitability from mineral exploration. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire, retain and engage in commercial production on its property interests and, if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

Government Regulations The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In order for the Company to carry out its mining activities, the Company's exploitation licences must be kept current. There is no guarantee that the Company's exploitation licences will be extended or that new exploitation licences will be granted. In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions.

Market Fluctuations and Commercial Quantities The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company's control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

Mining Risks and Insurance The Company is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator if its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Company.

Environmental Protection The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds.

Capital Investment The ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Conflicts of Interest Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in base and precious metal exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

diligence that (i) the audited consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the audited consolidated financial statements, and (ii) the audited consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the audited consolidated financial statements.

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(ii)
a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP. The Company's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

Detail of Mineral Properties
Cumulative
from date of
inception of
January 31,		January 31,	January 31,	exploration
For the years ending	2009	2008	2007	phase
Gold Wedge Project
Opening balance	$11,866,061	$6,912,843	$2,857,531	$0
Property Acquisition costs	121,785	93,463	171,376	721,647
Travel	35,222	77,588	77,737	325363
Mine development costs	53,909	241,075	293,519	1,036,117
Drilling	64,356	606,223	53,185	948,995
General exploration	0	0	5,023	133,353
Professional fees	0	0	0	72,636
Consulting	1,228,118	1,146,119	1,377,706	4,699,163
Office and general	410,285	729,941	335,767	1,556,194
Analysis and assays	29,006	23,899	30,063	147,627
Supplies, Equipment and
transportation	869,750	1,389,747	1,171,969	3,632,548
Amortization	498,808	645,163	538,967	1,903,607
Activity during the period	3,311,239	4,953,218	4,055,312	15,177,300
Closing balance	$15,177,300	$11,866,061	$6,912,843	$15,177,300

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

Cumulative
from date of
inception of
January 31,		January 31,	January 31,	exploration
For the years ending	2009	2008	2007	phase
Pinon Project
Opening balance	$1,451,428	$1,148,259	$762,285	$0
Property Acquisition costs	111,617	19,017	34,047	556,204
Travel	51,498	14,978	0	78,326
Drilling	0	0	8,333	130,600
General exploration	0	0	0	7,765
Professional fees	0	0	0	66,273
Office and general	0	54,413	15,296	98,120
Geologist	0	0	0	32,653
Consulting	256,585	207,590	151,133	659,077
Reclamation costs	0	0	167,785	167,785
Analysis and assays	0	7,171	9,380	74,042
Supplies, Equipment and
transportation	59,994	0	0	60,277
Activity during the period	479,694	303,169	385,974	1,931,122
Closing balance	$1,931,122	$1,451,428	$1,148,259	$1,931,122
Railroad Project
Opening balance	$331,446	$215,813	$175,670	$0
Property Acquisition costs	128,567	115,633	40,143	460,013
Activity during the period	128,567	115,633	40,143	460,013
Closing balance	$460,013	$331,446	$215,813	$460,013
Fondaway Project
Opening balance	$246,457	$162,778	$127,652	$0
Property Acquisition costs	55,822	64,754	35,126	283,003
Travel	0	3,279	0	3,279
Drilling	0	15,646	0	15,646
Analysis and assays	0	0	0	351
Activity during the period	55,822	83,679	35,126	302,279
Closing balance	$302,279	$246,457	$162,778	$302,279

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2009
Discussion Dated May 29, 2009

Cumulative
from date of
inception of
January 31,		January 31,	January 31,	exploration
For the years ending	2009	2008	2007	phase
Como Project
Opening balance	0	$108,050	$108,050	$0
Property Acquisition costs	0	35,933	0	71,628
Travel	0	0	0	2,806
Geologist	0	0	0	5,098
Consulting	0	0	0	41,532
Rent	0	1,477	0	55,052
Analysis and assays	0	0	0	9,138
Written off	0	(145,460)	0	(185,254)
Activity during the period	0	(108,050)	0	0
Closing balance	0	$0	$108,050	$0
Kentucky Project
Opening balance	0	0	0	0
Property Acquisition costs	418,000	0	0	418,000
Reclamation costs	19,277	0	0	19,277
Travel	13,827	0	0	13,827
Professional fees	48,680	0	0	48,680
Consulting	163,828	0	0	163,828
Office and general	60,655	0	0	60,655
Supplies, Equipment and		0	0
transportation	306,805			306,805
Rent and Amortization	105,610	0	0	105,610
Activity during the period	1,136,682	0	0	1,136,682
Closing balance	$1,136,682	0	0	$1,136,682
TOTAL	$19,007,396	$13,895,392	$8,547,743	$19,007,396

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROYAL STANDARD MINERALS INC.
(Registant)
/s/ Roland M. Larsen
Roland M. Larsen,
President & CEO

Date: July 29, 2009

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

Date: July 29, 2009

\s\ Roland M. Larsen
Roland M. Larsen
President & CEO

CERTIFICATIONS

I, J. Allan Ringler, certify that:

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

Date: July 29, 2009

\s\ J. Allan Ringler
J. Allan Ringler
Director & CFO

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Royal Standard Minerals Inc. ("the Company"), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending January 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

\s\ Roland M. Larsen
Roland M. Larsen
President & CEO
July 29, 2009

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, J. Allan Ringler, Director of Royal Standard Minerals Inc. ("the Company"), certify that:

  the annual report on Form 20F of the Company for the fiscal year ending January 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

\s\ J. Allan Ringler
J. Allan Ringler
Director and CFO
July 29, 2009