Form 20-F
ROYAL STANDARD MINERALS INC
filed 2010-07-30
CIK 1027162

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

For the fiscal year ended January 31, 2010

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-28980

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

46,619,863 Common Shares

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

______Yes _____No

Index

PART 1
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	8
A.	History and development of the company	8
B.	Business overview	9
C.	Organizational structure	16
D.	Property, plants and equipment	16
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	32
A.	Operating results	32
B.	Liquidity and capital resources	33
C.	Research and development, patents and licenses, etc.	35
D.	Trend information	35
E.	Off balance sheet arrangements	36
F.	Tabular disclosures of contractual obligations	36
G.	Safe harbor	36
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	36
A.	Directors and senior management	36
B.	Compensation	39
C.	Board practices	44
D.	Employees	45
E.	Share ownership	46
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	46
A.	Major shareholders	46
B.	Related party transactions	46
C.	Interests of experts and counsel	47
ITEM 8	FINANCIAL INFORMATION	47
A.	Consolidated statements and other financial information	47
B.	Significant changes	47
ITEM 9	THE OFFER AND LISTING	49
A.	Offer and listing details	49
B.	Plan of distribution	50
C.	Markets	50
D.	Selling shareholders	50
E.	Dilution	50
F.	Expense of the issue	50
ITEM 10	ADDITIONAL INFORMATION	50
A.	Share capital	50
B.	Memorandum and articles of association	50
C.	Material contracts	50
D.	Exchange controls	51
E.	Taxation	53
F.	Dividends and paying agents	53
G.	Statements by experts	53
H.	Documents on display	54
I.	Subsidiary information	54

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	54
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	55
PART II
ITEM 13	DEFAULTS, DIVIDENT ARREARAGES AND DELINQUENCIES	55
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	55
ITEM 15	CONTROLS AND PROCEDURES	55
A	DISCLOSURE CONTROLS AND PROCEDURES	55
B	MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING	55
C	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM	56
D	CHANGES IN CONTROL OVER FINANCIAL REPORTING	56
ITEM 16	[RESERVED]	56
A	AUDIT COMMITTEE FINANCIAL REPORT	56
B	CODE OF ETHICS	56
C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	56
D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	57
E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	57
F	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT	57
G	CORPORATE GOVERNANCE	57

PART III
ITEM 17	FINANCIAL STATEMENTS	57
	MANAGEMENTS DISCUSSION AND ANALYSIS	103
ITEM 18	FINANCIAL STATEMENTS	136
ITEM 19	EXHIBITS	136

	SIGNATURES	136

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2010, 2009, 2008, 2007, and 2006. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Company Inc., and Manhattan Mining Co., both United States Companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 21 of the Consolidated Financial Statements included with this report.

Royal Standard Minerals Inc.
(An Exploration Stage Enterprise)
Consolidated Financial Statement Data
For the Years Ended January 31
(Expressed in US Currency)

	2010	2009	2008 (Restated1)	2007 (Restated1)	2006
Statement of Operations
Revenue	$0	$0	$0	$0	$0
Interest Income	$9,630	$115,822	$396,294	$391,420	$0
Expenses	($1,412,913)	($783,238)	($2,270,313)	($4,902,903)	($1,306,963)
Net loss for the year	($821,104)	($872,981)	($1,180,034)	($4,511,483)	($1,674,430)
Deficit, beginning of year	($15,848,161	($14,975,180)	($14,810,739)	($9,760,289)	($7,865,190)
Deficit, end of year	($16,669,265)	($15,848,161)	($14,975,180)	($14,135,735)	($9,760,289)
Loss per common share:
Basic and diluted loss per share	($0.01)	($0.01)	($0.01)	($0.07)	($0.03)
Weighted Average SharesOutstanding	83,470,428	83,194,825	82,983,768	73,771,233	53,907,094

Balance Sheet		For the Years Ending January 31
	2010	2009	2008 (Restated1)	2007 (Restated1)	2006
Current Assets	$830,816	$1,947,791	$8,006,287	$10,438,324	$1,445,200
Exploration Properties	$19,799,686	$19,007,396	$13,895,392	$8,547.743	$3,810,519
Equipment, net	$725,906	$1,059,744	$1,483,690	$2,056,392	$1,258,994
Total Assets	$22,013,132	$22,506,672	$23,588,555	$21,224,226	$6,646,480
Current Liabilities	$301,381	$190,288	$220,737	$202,157	$221,733
Net Assets	$21,479,741	$22,084,374	$23,164,632	$20,840,302	$6,292,080

1. For details see Note 20 of the Royal Standard Minerals Consolidated Financial Statements (Audited) for the Years ending January 31, 2010 and 2009.

Currency Exchange Rates

Except where otherwise indicated, all dollar figures in this annual report on Form 20-F, including the financial statements, refer to United States currency. The following table sets forth, for the periods indicated, certain exchange rates certified by the Federal Reserve Bank of New York for customs purposes as required by section 522 of the amended Tariff Act of 1930. These rates are also those required by the SEC for the integrated disclosure system for foreign private issuers. The information is based on data collected by the Federal Reserve Bank of New York from a sample of market participants. The data are noon buying rates in New York for cable transfers payable in foreign currencies and represent the number of Canadian dollars per one US dollar.

	Year Ended December 31
	2010[1]	2009	2008	2007	2006
High for the Period	1.0776	1.2995	1.2971	1.1852	1.1726
Low for the Period	0.9960	1.0289	0.9717	0.9168	1.0989
Average for the Period	1.0327	1.1412	1.660	1.0734	1.1340
Rate at the end of the Period	1.0497	1.0461	1.2240	0.9881	1.1652

1 Based on the period beginning 1/1/10 and ending on 5/28/10.

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

History of Losses

At January 31, 2010, the Company had an accumulated deficit of U.S. $16,669,265. There can be no assurance that the Company will ever achieve revenues from operations or that its operations will ever be profitable.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of January 31, 2010, the Company had outstanding options to purchase an aggregate of 7,904,691 Common Shares. There were no warrants outstanding as of January 31, 2010. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

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

B. Business overview.

Royal Standard is a mineral exploration company engaged in locating, acquiring exploring and the development of gold and precious metal deposits in the state of Nevada and coal in the state of Kentucky. The Company owns a 100% interest in eight (6) projects in three (3) gold-silver districts in Nevada. These projects include the Goldwedge project in Nye County, Manhattan District project, the Pinon and Dark Star projects in Elko County, the Fondaway Canyon, Dixie-Comstock projects in Churchill County and the Campton project in Wolfe County, Kentucky.

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

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Gold Wedge property. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie- Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result this property is 100% owned by the Company.

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

Project Expenditures

To January 31, 2010, cumulative net expenditures of $16,087,544 were incurred on the Gold Wedge Project consisting of: (1) acquisition costs - $1,151,675; (2) travel - $332,277; (3) mine development costs - $1,046,788; (4) drilling - $948,793; (5) general exploration - $133,353; (6) $80,164 - professional fees; (7) consulting, wages and salaries - $4,981,711; (8) office and general

- $1,674,306; (9) analysis and assays - $155,610; (10) supplies, equipment and transportation - $3,686,751; and (11) amortization - $2,226,131; and (12) net sale of exploration ore - $330,015. These costs were incurred in connection with various activities the Company performed on a discretionary basis.

Future Programs

If a financing is obtained management anticipates advancing the production potential on the Gold Wedge project by incurring further exploration expenditures and upgrading the plant. However, if a financing is not obtained there will be no significant Company funded exploration program on the Gold Wedge project. The Company will maintain its 2010 lease payment obligations and claim renewal fees.

This project is an advanced exploration project without known reserves and the proposed program is exploratory in nature.

Pinon Project-Carlin Trend South

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

The Pinon project is located on the southern portion of the Carlin Trend immediately south of Newmont's Rain gold district. The Carlin Trend is one of the most prolific gold trends in the world and has produced more than 50 million ounces of gold. The properties are located within a well-mineralized region, which supports the potential for expanding the known gold deposits and making new discoveries. Much of the district wide exploration was undertaken prior to the start of the 1980's and 1990's. Since the mid-1990's the cumulative knowledge of "Carlin-type" gold deposits has expanded tremendously. This expanded knowledge can be used to re-interpret all of the available data, which may identify new exploration targets on the ground controlled by RSM. Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques. Many of these deeper deposits are associated with surface oxidized gold deposits. Essentially no significant deeper exploration has been conducted under the Pinon deposit, or at other places on the property. The exploration opportunity offers the possibility for discovery of additional gold deposits at Pinon-Railroad.

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

The Pinon project includes approximately 8,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM's current effort is to identify and develop near surface oxide gold-silver deposits. Approximately 600 shallow drill holes have been completed on 6 near surface gold-silver deposits. The depth extensions of these deposits are not well understood, as deeper drilling has not been sufficient to develop an acceptable understanding of this mineralization.

The Company has developed the necessary construction plans for the Pinon project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work has been completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP). A second objective is to update the feasibility studies for the Pinon near surface oxide deposits.

The Pinon project is made up of a number of lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $77,000 and incur exploration expenditures totaling $175,000 to keep the leases in good standing for the year ended January 31, 2011. The lessors will retain a 5% net smelter return royalty.

The Railroad project was made up of two lease agreements to lease certain properties in Elko County, Nevada. The Company was obligated to incur payments of $8,000 to keep one lease in good standing and pay $1,765,000 to exercise the option to purchase the leased property under the other agreement by August 31, 2009 to keep the leases in good standing. The lessors would retain a 5% net smelter return royalty.

On August 31, 2009 the option was exercised to acquire 100% of this project by making the $1,765,000 and the property was sold to an unrelated private company for net proceeds of $1.2 million, a 1% NSR royalty and 500,000 common shares of the private company. The sale of this property resulted in a gain on the sale of $583,199.

The Company has recorded an asset retirement obligation in the amount of $54,136 on its Pinon Project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by the State of Nevada regulatory authorities.

Project Expenditures

To January 31, 2010, cumulative expenditures of $2,618,817 were incurred on the Pinon Project consisting of: (1) property acquisition costs - $1,076,210; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration - $7,765; (5) professional fees - $209,521; (6) office and general

- $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $687,062; (9) reclamation costs - $167,785; (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation - $56,733. The expenditures relating to the Railroad Project in the amount of $617,300 were applied against the proceeds received resulting in cumulative expenditures of the Pinon Project to be $2,001,517. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The Railroad project was successfully sold and the only other expenditures anticipated under the Pinon project are to keep the leases in good standing. If a financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2011.

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

Project Expenditures

To January 31, 2010, cumulative expenditures of $339,776 were incurred on the Fondaway project consisting of: (1) property acquisition costs - $320,500; (2) travel - $3,279; (3) drilling - $15,646; and (4) analysis and assays $351. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

If a financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2011 on the Fondaway project. However, if a financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2010 lease payment obligations and claim renewal fees.

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

The Manhattan/Round Mountain Caldera program is the Company's most advanced district play includes the Goldwedge advanced exploration program. The land position in the Manhattan Mining District is comprised of 70 unpatented and 6 patented lode-mining claims. An underground development program to include drill testing the extensions of the Goldwedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the gold resource estimates.

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

Under the terms of the option agreement a 100% interest in a surface mine coal project in Wolfe County, Kentucky was acquired. The transaction costs included $250,000 to acquire the project and $178,700 for a reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease and includes an approved Kentucky Mining Permit, I.D. No. 919-0066.

On September 11, 2009 this option agreement was amended to allow the Company to acquire its 50% interest in the properties by advancing to the project $2 million by December 9, 2011. As consideration for this amendment the Company cancelled the note receivable from Sharpe held by the Company and received a new note from Sharpe in the amount of $120,409 on September 9, 2009 repayable in three equal installments on September 9, 2011, 2012, and 2013.

The Campton Coal Project is approximately 5 miles southeast of the Town of Campton adjacent to a paved highway 15 and is situated in Wolfe County at an elevation of 900 feet. The topography is gently rising to rolling and moderately steep terrain that reflects a dendritic drainage pattern of valleys and ridges that occur at the head of these drainages. The ridge elevations within the project area are on the order of 900-1,250 above sea level with the valley floors in the 9001,000 feet above sea level. The area is covered with a hard wood forest that is well supplied with regular rainfall and ample vegetation. Electrical power was installed from a nearby power line crossing the property from the Licking River Electric Cooperative. The nearest large city is Lexington, Kentucky located approximately 70 miles northwest of the project area.

Project Expenditures

To January 31, 2010, cumulative expenditures of $1,370,849 were incurred on the Wolfe County, Kentucky project consisting of: (1) property acquisition costs - $418,300; (2) travel - $25,989; (3) professional fees - $78,353; (4) consulting, wages and salaries - $207,522; (5) office and general - $96,480; (6) supplies, equipment and transportation - $400,313; (7) rent - $94,010; (8) Reclamation costs - $22,202 and (9) amortization - $27,680. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The Company has successfully negotiated an extension on this project and as a result has until December 9, 2011 to exercise its option on this project. The Company is maintaining the agreements entered into for this project, however does not intend to make any significant expenditures on this project until commodity prices strengthen, a financing can be successfully completed or some value can be obtained from the sale of this property.

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

The project ownership includes staked BLM lands; options of BLM claims owned by others and patented mining claims owned by the Company. All payments, maintenance fees, option payments and taxes to state and federal authorities are current under state and federal guidelines. The land position controlled by RSM on the Goldwedge Project area is shown below:

Claim Name	Claim Type	BLM Serial # or Patent #
Goldwedge	Unpatented	NMC 96294 -96297
Goldwedge 1-3	Unpatented	NMC 96294-96297
Orpahnt	Patents	4095
Copper Farm-Eldorado #2	Patents	2876
GW 1-34	Unpatented	NMC 826458-826460, 824432
		824436,826461-826476, 829859
		829863, 834113

Location of Claims	# of Claims/Acres/Owner	Importance to Development
Goldwedge Deposit (option to Purchase 100% for $200,000)	4 Claims/50 Acres/Hill	90% of known measured deposit and most of know indicated deposit, 3% NSR, - 5-year lease term, renewable
North Plunge of Goldwedge Deposit and 1.5 miles of Mineralized Caldera Margin Trend (RSM owns 100% of Unpatented Claims)	34 Claims/450 Acres/RSM	Largest deep inferred and unexplored mineralized caldera margin
South End of Goldwedge Deposit and East Caldera Margin Trend (RSM owns 100% of Patent Claim	1 Claim/20.03 Acres/RSM (Orphant Patent)	Approximately 5% of known deposit, Private Land for Decline and Plant Site, and 1,500 feet of mineralized caldera trend, facility site plan, 1% NSR

Goldwedge - Manhattan Project Area

Goldwedge – Project Area

Claim Name	BLM Serial No.	Recorder Book/Page
April Fool	117977	
April Fool Fraction	117978	
Tip Top	117979	
War Eagle	117980	
Future	117981	108/106
Future No. 01	117982	108/106
Future No. 02	117093	108/107
Future No. 03	117984	108/107
ABB No. 23	744305	
ABB No. 24	744306	

PATENTED CLAIMS

Claim Name	Parcel #	Propert Loc.
Ida and Lottie	000-006-74	CLMS 2 LODE
Wolftone and Wolftone Fraction	000-156-75	CLMS 2 LODE

KEYSTONE-JUMBO PROJECT AREA

Claim Name	BLM Serial No.	Recorder Book/Page
WC. NO. 01	443681	367/82
WC. NO. 03	443682	367/84
WC. NO. 05	443683	367/86
WC. NO. 07	443684	367/88
WC. NO. 09	443685	367/90
WC. NO. 11	443687	367/92
WC. NO. 45	443704	367/126
WC. NO. 47	443705	367/128
WC. NO. 49	443706	367/130
WC. NO. 51	260915	367/132
WC. NO. 53	260917	367/134
WC. NO. 55	443707	367/136
WC. NO. 63	443712	367/144
WC. NO. 64	443713	367/145
WC. NO. 65	443714	367/146
WC. NO. 66	443715	367/147
WC. NO 67	443716	367/148
WC. NO. 68	443717	367/149
WC. NO. 145	443754	367/226
South Main NO. 11	443756	342/278
South Main NO. 13	241446	342/280

Claim Name	BLM Serial No.	Recorder Book/Page
CAPITAL	117967	88/15
CAPITAL NO. 01	117968	88/15
CAPITAL NO. 02	117969	88/16
CAPITAL NO. 03	117970	88/16
CAPITAL FRACTION	117971	91/373
KEYSTONE JR.	117967	46/9
APRIL FOOL NO. 01	117985	124/539
BIG SAM	117986	124/539
FORD	117987	124/537
FORD NO. 02	117988	124/537
FORD NO. 03	117989	124/538
BONANZA	117990	124/538

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

The program in 2009 was concentrated on acquiring the necessary permits with the various state and federal agencies to handle water disposal through the permit of a Rapid Infiltration Basin on the Company's properties. Project work included plant modifications as part of an effort to increase the daily throughput of gold bearing material as part of the milling process.

During the year ending January 31, 2010, expenses on the Goldwedge project were $1,240,259 bringing total RSM expenses on this project to $15,177,300. Future expenditures are expected to be an additional $3-5 million over the next two years concentrating on underground development, drilling and plant modifications.

For the years ending	January 31, 2010	January 31, 2009	January 31, 2008	Cumulative from date of inception of exploration phase
Gold Wedge Project
Opening balance	15,177,300	$11,866,061	$6,912,843	$0
Property Acquisition costs	430,028	121,785	93,463	1,151,675
Travel	6,914	35,222	77,588	332,277
Mine development costs	10,671	53,909	241,075	1,046,788
Drilling	-202	64,356	606,223	948,793
General exploration	0	0	0	133,353
Professional fees	7,528	0	0	80,164
Consulting	282,548	1,228,118	1,146,119	4,981,711
Office and general	118,112	410,285	729,941	1,674,306
Analysis and assays	7,983	29,006	23,899	155,610
Supplies, Equipment and transportation	54,153	869,750	1,389,747	3,686,751
Amortization	322,524	498,808	645,163	2,226,131
Less: Proceeds from sale of development ore	-330,015	0	0	-330,015
Activity during the period	910,244	3,311,239	4,953,218	16,087,544
Closing balance	$16,087,544	$15,177,300	$11,866,061	$16,087,544

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

The results of the last 12 months support further investment and a continuation of the mining and milling program for this project. The projected expenditures for the next 12 months are expected to be approximately $3-5 million. The allocated expenditures will be on underground development, drilling and plant modification to include the addition of another ball mill and other material handling improvements. All of this work will be supervised by the CEO and carried out by experienced miners and plant employees currently working for the Company. Consultants will be utilized in special instances to assist management with specific technical issues. In order to complete all of the planned activities in 2010 the Company will need to raise capital.

This project is an advanced exploration project without known reserves and the proposed program is exploratory in nature.

Pinon and Dark Star Projects-Carlin Trend South

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

		County Recordation
Claim Name	BLM Serial #	Book	Page	Acres
TC-1 thru TC-10	NMC 125638 thru NMC 133862	304	6 thru 15	180
TC-11	NMC 133862	309	114	20
TC-12 thru TC-28	NMC 148871 thru NMC 148887	329	58 THRU 74	320
TC-29 thru TC-39	NMC 403761 thru NMC 403771	588	426 thru 436	200

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

T30N, R53E

Section 21: All (640 acres)

Surface estate
J. Tomera Ranch (100%)

Mineral estate
J. Tomera family (50%)
Etcheverry family (16.7%)
Rudnick Trust (16.6%)
L&R Rudnick family (16.6%)

Section 27: NE1/4 NW1/4 , NE1/4, NE1/4 SE1/4 (640 acres)

Surface estate
Pereira Trust (100%)

Mineral estate
Pereira Trust (50%)
Etcheverry family (16.67%)
O. Rudnick family (16.67%)
Rudnick Trust (8.33%)

Section 27: NW1/4 NW1/4 , S1/2 NW1/4, SW1/4, NW1/4 SE1/4, S1/2 SE1/4 (640 acres)

Surface estate
J. Tomera Ranch (100%)

Mineral estate
J. Tomera family (50%)
Etcheverry family (16.67%)
O. Rudnick family (16.67%)
Rudnick Trust (8.33%)
R. Rudnick family (8.3%)

The Pinon properties are located on the southern portion of the Carlin gold belt about 10 miles south of Newmont's Rain mine Since its inception, various joint-venture partners have spent more than $15 MM on the project.

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

The Pinon and Darkstar projects include approximately 8,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM's current effort is to identify and develop near surface oxide gold-silver deposits. Approximately 300 shallow drill holes have been completed on 4 near surface gold-silver deposits. The depth extensions of these deposits are not well understood, as deeper drilling has not been sufficient to develop an acceptable understanding of this mineralization.

The Company has developed preliminary construction plans for the Pinon-Darkstar project including surface, heap leach facilities design and open pit modeling of the deposits. The near term objective is to proceed with achieving a mining permit for the Pinon and Darkstar projects.

Project Expenditures

To January 31, 2010, cumulative expenditures of $2,618,817 were incurred on the Pinon Project consisting of: (1) property acquisition costs - $1,076,210; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration - $7,765; (5) professional fees - $209,521; (6) office and general

- $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $687,062; (9) reclamation costs - $167,785; (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation - $56,733. The expenditures relating to the Railroad Project in the amount of $617,300 were applied against the proceeds received resulting in cumulative expenditures of the Pinon Project to be $2,001,517. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

For the years ending	January 31, 2010	January 31, 2009	January 31, 2008	Cumulative from date of inception of exploration phase
Pinon Project
Opening balance	$1,931,122	$1,451,428	$1,148,259	$0
Property Acquisition costs	54,013	111,617	19,017	610,217
Travel	0	51,498	14,978	78,326
Drilling	0	0	0	130,600
General exploration	0	0	0	7,765
Professional fees	19,668	0	0	85,941
Office and general	0		54,413	98,120
Geologist	0	0	0	32,653
Consulting, wages and salaries	258	256,585	207,590	659,335
Reclamation costs	0	0	0	167,785
Analysis and assays	0	0	7,171	74,042
Supplies, Equipment andtransportation	-3,544	59,9940	0	56,733
Activity during the period	70,395	479,694	303,169	2,001,517
Closing balance	$2,001,517	$1,931,122	$1,451,428	$2,001,517

Railroad Project
Opening balance	$460,013	$331,446	$215,813	$0
Property Acquisition costs	5,980	128,567	115,633	465,993
Professional fees	123,580	0	0	123,580
Consulting, wages and salaries	27,727	0	0	27,727
Sale of Property	-617,300	0	0	-617,300
Activity during the period	-460,013	128,567	115,633	0
Closing balance	$0	$460,013	$331,446	$0

Future Programs

The Railroad project was successfully sold and the only other expenditures anticipated under the Pinon project are to keep the leases in good standing. If a financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2011.

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

40°
119°
118°
Trinity Range
W.Humboldt Range
FONDAWAY CANYON
Range
15
Hot Spring Mtns.
Carson Sink
Dixie Valley
95
116
Hazen
Stillwater
50
Fallon
Dead Camel Mtns.
95
Stillwater
Clan Alpine Mountains
50
Winnemucca
Elko
Reno
NEVADA
Las Vegas
0
10
20
30 MILES
NORTH

Figure 1 Location Map

modified from: Master (2003)

Figure 2

Location Map

Fondaway Canyon Project
Churchill County, Nevada

www.geostrachan.com

August 2003

The Fondaway Canyon property consists of 148 contiguous unpatented lode-mining claims (approximately 3000 acres) on BLM land held under a lease agreement assigned from Nevada Contact Inc. (NCI) to Royal Standard Minerals Inc. (RSM). Eighteen claims were staked NCI, quitclaimed to the owner, and included in the assignment to RSM. The lease terms include a 3% net smelter return royalty to the owner Richard Fisk and advanced royalty payments of $25,000 per year. The annual payments graduated to $35,000 in 2006 and years following. Details of the option agreement are as follows:

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

Estimates of prior expenditures on this property are approximately $5-6 million. The largest portion of these expenditures was contributed by Tenneco Minerals and Tundra Mines LTD. This work included extensive drilling, development of a small open pit production project and an advanced exploration adit on the property. A table of detailed expenditures follows:

For the years ending	January 31, 2010	January 31, 2009	January 31, 2008	Cumulative from date of inception of exploration phase
Fondaway Project
Opening balance	$302,279	$246,457	$162,778	$0
Property Acquisition costs	37,497	55,822	64,754	320,500
Travel	0	0	3,279	3,279
Drilling	0	0	15,646	15,646
Analysis and assays	0	0	0	351
Activity during the period	37,497	55,822	83,679	339,776
Closing balance	$339,776	$302,279	$246,457	$339,776

Future Programs

If a financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2011 on the Fondaway project. However, if a financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2010 lease payment obligations and claim renewal fees.

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

Under the terms of the option agreement a 100% interest in a surface mine coal project in Wolfe County, Kentucky was acquired. The transaction costs included $250,000 to acquire the project and $178,700 for a reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease and includes an approved Kentucky Mining Permit, I.D. No. 919-0066.

On September 11, 2009 this option agreement was amended to allow the Company to acquire its 50% interest in the properties by advancing to the project $2 million by December 9, 2011. As consideration for this amendment the Company cancelled the note receivable from Sharpe held by the Company and received a new note from Sharpe in the amount of $120,409 on September 9, 2009 repayable in three equal installments on September 9, 2011, 2012, and 2013.

The Campton Coal Project is approximately 5 miles southeast of the Town of Campton adjacent to a paved highway 15 and is situated in Wolfe County at an elevation of 900 feet. The topography is gently rising to rolling and moderately steep terrain that reflects a dendritic drainage pattern of valleys and ridges that occur at the head of these drainages. The ridge elevations within the project area are on the order of 900-1,250 above sea level with the valley floors in the 9001,000 feet above sea level. The area is covered with a hard wood forest that is well supplied with regular rainfall and ample vegetation. Electrical power was installed from a nearby power line crossing the property from the Licking River Electric Cooperative. The nearest large city is Lexington, Kentucky located approximately 70 miles northwest of the project area.

Within Wolfe County, the Company holds mining interests from seven properties, containing six coal seams capable of production, namely, in order from the bottom sequence to the top: 1) Vires, 2) Grassy, 3) Cannel City, 4) Whitesburg, 5) Fire Clay and 6) Fire Clay Rider, hereinafter known as the Seams. The Seams range in thickness from 12 inches up to nearly 30 inches within the leasehold boundary. These are the surface-minable coals, with no standard room and pillar or long-wall section method deep-mineable coal present, as known to date. The Campton mine is made up of seven (7) separately owned land parcels having coal mining rights by all methods, aggregating 974 acres. Of the 1,000 acres, 272.19 acres are permitted for surface mining.

Original Owner or Lessor	Area (Acres)	Mining Types	Kentucky Seams	Royalty Rate
David Rudd	280 +/-	C/Area	All Seams	6% F.O.B. Pit
Kevin and Tara Patton	85 +/-	C/Area	All Seams	6% F.O.B. Pit
Earl Patton	150 +/-	C/Area	All Seams	6% F.O.B. Pit
William and Maggie Hutton	90 +/-	C/Area	All Seams	6% F.O.B. Pit
Elizabeth and Taylor Caldwell	109 +/-	C/Area	All Seams	6% F.O.B. Pit
Pauline Caldwell	110 +/-	C/Area	All Seams	6% F.O.B. Pit
Wick & Phyllis Clemons	150 +/-	C/Area	All Seams	6% F.O.B. Pit

C/Area = Contour and Auger/Area or Mountain-top Removal;
F.O.B. = Freight on Board sales prices, with deductions for freight and sales commissions

Project Expenditures

To January 31, 2010, cumulative expenditures of $1,370,849 were incurred on the Wolfe County, Kentucky project

For the years ending	January 31, 2010	January 31, 2009	January 31, 2008	Cumulative from date of inception of exploration phase

Kentucky Project
Opening balance	$1,136,682	$0	$0	$0
Property Acquisition costs	300	418,000	0	418,300
Travel	12162	13,827	0	25,989
Reclamation Costs	2,925	19,277	0	22,202
Professional fees	29,673	48,680	0	78,353
Consulting, wages andsalaries	43,694	163,828	0	207,522
Office and general	35,825	60,655	0	96,480
Supplies, equipment & transportation	93,508	306,805	0	400,313
Rent	750	93,260	0	94,010
Amortization	15,330	12,350	0	27,680
Activity during the period	234,167	1,136,682	0	1,370,849
Closing balance	$1,370,849	$1,136,682	$0	$1,370,849

Future Programs

The Company has successfully negotiated an extension on this project and as a result has until December 9, 2011 to exercise its option on this project. The Company is maintaining the agreements entered into for this project, however does not intend to make any significant expenditures on this project until commodity prices strengthen, a financing can be successfully completed or some value can be obtained from the sale of this property.

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

Year Ended January 31, 2010 Compared to the Year Ended January 31, 2009

The Company's net loss totaled $821,104 for the year ended January 31, 2010, with basic and diluted losses per share of $0.01. This compares with net loss of $872,981 with basic and diluted losses per share of $0.01 for the year ended January 31, 2009. The decrease of $41,877 in net loss was principally due to an increase in general and administrative expenditures, consulting, wages and salaries, a stock-based compensation addition offset by the gain on sale of the Railroad Project property in the year ended January 31, 2010.

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

B. Liquidity and capital resources.

The activities of the Company, principally the acquisition of properties prospective for gold and coal are financed through the completion of an equity or debt financing, the exercise of stock options or the sale of exploration properties owned by the Company. For the year ended January 31, 2010, the Company raised $1.2 million as a result of selling its Railroad project property and $330,015 on the sale of exploration ore. As a result the cash resources of the Company decreased less than they would have had the property and exploration ore not been sold. The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company offset by the proceeds received on the sale of exploration ore and the sale of the Railroad project property. There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all.

Year Ended January 31, 2010 Compared to the Year Ended January 31, 2009

As at January 31, 2010, the Company had $745,779 in cash and cash equivalents (January 31, 2009: $1,701,148). The Company had working capital of $529,435 as of January 31, 2010, compared to working capital of $1,757,503 as of January 31, 2009. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities offset by the proceeds of $1.2 million received on the sale of the Railroad Project property and the proceeds of $330,015 on the sale of exploration ore.

January 31, 2010 due to the salaries not paid to certain employees and accrued to be paid when a financing is obtained and financial conditions improve. The current liabilities are primarily due to accruals for exploration expenditures, wages and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2010, are sufficient to pay these liabilities. As of January 31, 2010, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

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

There are uncertainties regarding the price of commodities and the availability of equity and debt financing for the purpose of mineral exploration and development. The cautious behavior relative to the financial markets has made it difficult to raise new capital. However, the Company is optimistic that equity and debt markets will improve in 2010-2011.

Current financial markets are likely to be volatile in Canada and the United States for the remainder of fiscal 2010 and potentially into 2011, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has lead to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds. As a result, the Company may have difficulties raising equity or debt financing for the purposes of project development.

Also see Items 4.B. and 5.A. above.

E. Off balance sheet arrangements.

None

F. Tabular disclosures of contractual obligations.

The Company's liabilities and obligations for the following five years as of January 31, 2010, are summarized below:

Contractual Obligations		Less Than 1
	Total	Year	1-3 Years	3-5 Years
Option Agreements (a) Mining Interests (b) Employment Contract (c) Corporate Expenses(d)	$630,000 $785,000 $1,250,000 $2,000,000	n/a $157,000 $250,000 $400,000	$630,000 $314,000 $500,000 $800,000	n/a $314,000 $500,000 $800,000
(a)
Under the terms of the option agreement with Sharpe the Company is required to incur expenditures of approximately $630,000 by December 9, 2011 to exercise its option.
(b)
Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. A summary of fees is noted below:

Gold Wedge Project

In order to maintain property on the Gold Wedge Project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.

Pinion Project

In order to maintain its lease agreements on the Pinion Project, the Company has to make annual payments of $77,000 for the year ended January 31, 2011 and a commitment of $150,000 (incurred) in exploration expenses which include claim renewal fees of $15,000 to the BLM.

Fondaway Project

In order to maintain the lease agreements on the Fondaway Project, the Company has to make optional payments of $35,000 before July 15, 2010 and has to pay claim renewal fees to BLM of approximately $15,000.

(c)
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
(d)
The Company estimates that it will incur approximately $400,000 per year in corporate expenses over the next five years. These expenditures are generally not committed and are discretionary in nature. The Company will continue to monitor the global market situation and may adjust its expenditures, depending on future market conditions.

G. Safe harbor.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Royal Standard.

NAME	OFFICE HELD	SINCE
Roland M. Larsen Heathsville, VA	President, Chief Executive Officer and Director Corporate Governance Committee	May, 1996
J. Allan Ringler Toronto, Ontario	Director and CFO	March 2009
George A. Duguay Toronto, Ontario	Secretary	March, 2009
Kimberly L. Koerner Brambleton, VA	Director and Treasurer Audit Committee	May, 2001
James B. Clancy Toronto, Ontario	Director Audit Committee (Chair)	March, 2009
Paul G. Smith Toronto, Ontario	Director Audit Committee	March, 2009

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

J. Allan Ringler

Mr. Ringler has 20 years of experience providing corporate and financial services to public companies. He has been President of Allan Ringler Services Inc. since January 1989 and was previously a partner of Duguay & Ringler Corporate Services, a provider of corporate and financial services to public companies, from January 1989 until February 2006. Mr. Ringler cofounded Equity Transfer & Trust Company ("Equity Transfer"), a provider of transfer agent and corporate trust services, acting as its President from November 2002 to January 2006. He has been a director of Grey Horse Corporation, the parent company of Equity Transfer since 2004. Mr. Ringler holds a Bachelor of Arts degree from the University of Western Ontario and a Bachelor of Commerce degree from the University of Windsor. He is a Certified Management Accountant and a member of the Institute of Chartered Secretaries and Administrators of Canada.

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

Paul G. Smith

Paul G. Smith is President and CEO of Grey Horse Corporation (TSX:GHC) and CEO of its principal subsidiary, Equity Transfer & Trust Company. Prior to GHC, Paul held management positions at BCE, served as Executive Assistant to the Prime Minister of Canada, and was an aide to the Ministers of External Affairs and International Cooperation. Paul holds an MBA from INSEAD, an MPA from Carleton University, and undergraduate degrees from the University of Ottawa. Paul sits on the boards of GHC, VIA Rail and the Atlantic Council. He is a member of the

C.D. Howe Institute's Financial Services Research Initiative and Carleton University's School of Public Policy and Administration Leadership Council. Paul's other public company board positions include StorageVault Canada Inc. (TSX VENTURE:SVI).

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

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation (US$)
		Salary (US$)	Bonus (US$)	Other Annual Compen -sation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)
Roland M. Larsen, President and CEO	2010 2009 2008	$249,995 $249,995 $249,995	Nil Nil $117,678	Nil Nil Nil	4,155,191 Nil 775,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
J. Allan Ringler CFO and Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$300,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	$43,936 Nil Nil

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

Directors who are not officers are also entitled to participate in the Corporation's Stock Option Plan and, at the time of joining the board, directors may be granted options to purchase Common Shares. During the twelve months ended January 31, 2010, no options were granted to directors of the Corporation under the Corporation's Stock Option Plan.

As of July 27, 2010, the following stock options were outstanding:

Number of Options         Exercise Price         Expiry Date

7,904,691                          $0.10                          June 26, 214

On June 26, 2009 the Company cancelled 5,842,500 options (including 4,155,191 options granted to the CEO of the company) with exercise prices between CDN$0.29 and CDN$1.44 with various expiry dates between April 13, 2010 and July 13, 2012.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended January 31, 2010. There are no pension plan benefits in place for the Named Executive Officer. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

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

D. Employees.

In addition to the listed officers, at January 31, 2010, the Company had five full-time and two part-time employees.

E. Share ownership.

Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised(1)(2)
Roland M. Larsen	President, CEO & Director	1,977,000

J. Allan Ringler	Director	Nil

James B. Clancy	Director	Nil

Kimberly L. Koerner	Director	160,000

Paul G. Smith	Director	Nil

George A. Duguay	Corporate Secretary	Nil
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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of July 19, 2010, to the knowledge of the directors and officers of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of the Company's outstanding common shares, except the following:

Name of Shareholder	Number of Common Shares Owned	Percentage of Common Shares Outstanding (1)
CDS & Co.(2)	67,834,173	80.896%
Notes:
(1)
Based on 83,217,358 Common Shares issued and outstanding as at July 19, 2010.
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

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17

  Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2010, 2009, 2008, 2007and 2006
  Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2010 and 2009
  Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2010, 2009, 2008
  Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2010, 2009, 2008
  Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.
  Management's Discussion and Analysis for the year ending January 31, 2010

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

B. Significant Changes.

Accounting Changes

Adoption of New Accounting Policies

(i)
Goodwill and Intangible Assets In November 2007, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The adoption of this standard had no impact on the Company's presentation of its financial position or results of operations as at or for the year ended January 31, 2010.
(ii)
Fair Value Hierarchy and Liquidity Risk Disclosure In June 2009, the CICA issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ended January 31, 2010. This adoption resulted in additional disclosure as provided below. The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash and cash equivalents and marketable securities. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in GAAP.
  Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level two includes inputs that are observable other than quoted prices included in level one.
  Level three includes inputs that are not based on observable market data.
Level One		Level Two	Level Three
Cash	$745,779	$0	$0
Marketable Securities	$60,000	$0	$500
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
(ii)
Business Combinations, Consolidated Financial Statements and Non-Controlling Interests The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of the fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3 - "Business Combinations". The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 - "Consolidated and Separate Financial Statements" and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

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

The following table sets forth the reported high and low sales prices and the average daily trading volume of the outstanding Common Shares.

TSX Venture Exchange (stated in Canadian Currency)

High				Low	Average Daily Volume
January 1, 2003	To	March 31, 2003	$0.00	$0.00	0
April 1, 2003	To	June 30, 2003	$0.40	$0.21	13,728
July 1, 2003	To	September 30, 2003	$0.40	$0.20	151,583
October 1, 2003	To	December 31, 2003	$0.47	$0.25	53,416
January 1, 2004	To	March 31, 2004	$0.46	$0.25	78,814
April 1, 2004	To	June, 30, 2004	$0.46	$0.30	79,530
July 1, 2004	To	September 30, 2004	$0.42	$0.29	21,137
October 1, 2004	To	December 31, 2004	$0.47	$0.26	90,704
January 1, 2005	To	March 31, 2005	$0.45	$0.26	37,522
April 1, 2005	To	June 30, 2005	$0.43	$0.28	25,394
July 1, 2005	To	September 30, 2005	$0.75	$0.33	259,892
October 1, 2005	To	December 31, 2005	$1.00	$0.61	257,685
January 1, 2006	To	March 31, 2006	$1.45	$0.83	258,527
April 1, 2006	To	June 30, 2006	$1.65	$0.93	321,319
July 1, 2006	To	September 30, 2006	$1.15	$0.67	51,767
October 1, 2006	To	December 31, 2006	$0.79	$0.40	128,733
January 1, 2007	to	March 31, 2007	$0.64	$0.41	39,533
April 1, 2007	To	June 30, 2007	$0.85	$0.45	55,800
July 1, 2007	To	September 30, 2007	$0.67	$0.35	127,998
October 1, 2007	To	December 31, 2007	$0.58	$0.39	111,618
January 1, 2008	to	March 31, 2008	$0.53	$0.23	98,037
April 1, 2008	To	June 30, 2008	$0.31	$0.18	149,619

Over the Counter Bulletin Board (stated in US currency).

	High	Low	Average
July - September 2008	$0.25	$0.09	24,433
October - December 2008	$0.16	$0.03	40,900
January - March 2009	$0.45	$0.03	9,500
April - June 2009	$0.12	$0.05	123,634
July - September 2009	$0.08	$0.04	107,933
October - December 2009	$0.16	$0.06	151,200
January - March 2010	$0.10	$0.07	53,233
April - June 2010	$0.12	$0.06	100,067

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
  In order to maintain its property on the Gold Wedge project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.

  In order to maintain its lease agreements on the Pinon Project, the Company has to make annual payments of $77,000 for the year ended January 31, 2011 and a commitment of $150,000 in exploration expenses which includes claim renewal fees of $15,000 to the BLM.
  In order to maintain the lease agreements on the Fondaway Project, the Company has to make optional payments of $35,000 before July 15, 2010 and has to pay claim renewal fees to the BLM of approximately $15,000.

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

(a)
Interest rate risk Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest bearing debt. The Company's current policy is to invest excess cash in investment- guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.
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

Sensitivity analysis

As of January 31, 2010, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period.

  Interest rate risk is remote as the interest rates on the Company's money market deposits and short-term investments are fixed.
  The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2010, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the twelve months ended January, 31 2010 would have been approximately $6,050 higher/lower. Similarly, as January 31, 2010, reported shareholders' equity would have been approximately $6,050 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
  Cash and cash equivalents, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2010, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, would affect net loss and comprehensive loss by approximately $2,500.
  Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As of January 31, 2010, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

A. Disclosure Controls and Procedures

As of the end of the period covered by this report and based on their evaluation the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d15(f)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2010. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of January 31, 2010, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

C. Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal controls or in other factors that could affect these controls subsequent to the date of their most recent evaluation.

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

Item 16C. Principal Accountant Fees and Services.

(CDN $)
Years Ending January 31,
	2010	2009	2008
Audit Fees	$60,000	$71,200	$86,122
Audit Related Fees	$0	$0	$0
Tax Fees	$0	$0	$2,500
All Other Fees	$960	$0	$1,378

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

  Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2010, 2009, 2008, 2007and 2006
  Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2010 and 2009
  Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2010, 2009, 2008
  Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2010, 2009, 2008
  Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.
  Management's Discussion and Analysis for the year ending January 31, 2010

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
Licensed Public Accountants

March 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. (An Exploration Stage Company) as at January 31, 2008 and 2007 and the consolidated statements of mineral properties, operations, comprehensive loss and accumulated other comprehensive income (loss, changes in shareholder's equity and cash flows for each of the years in the threeyears ended January 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

ROYAL STANDARD MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED January 31, 2010

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of Royal Standard Minerals Inc. (the "Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the year ended January 31, 2010. This MD&A was prepared to comply with National Instrument 51-102 - Continuous Disclosure Obligations. The MD&A was prepared as of May 28, 2010. Unless otherwise noted, all amounts reported herein are in United States dollars. The audited annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.royalstandardminerals.com.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements (if and when they are made) are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. The key risks that could cause actual outcomes and results to differ from those expressed in the forward-looking statements are listed under the heading Risk Factors in this MD&A. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements.

If and when forward-looking information is set out in this MD&A, the Company will also set out the material risk factors or assumptions used to develop the forward-looking information. Forward-looking information will be updated as required pursuant to the requirements of NI 51-102.

DESCRIPTION OF BUSINESS

The Company is currently active in the States of Nevada and Kentucky, with projects in Nye (the Gold Wedge and Manhattan projects), Elko (the Pinon and Dark Star projects) and Churchill (the Fondaway Canyon project) Counties, Nevada and Wolfe (Campton Project) County, Kentucky. The Company's business objective is to continue to invest in the development of both its Gold Wedge gold prospect and development of its option on a Kentucky coal permit. The Company is in the process of developing its gold and coal prospects and has not yet determined whether these properties contain any economic gold or coal deposits. The recoverability of the amounts shown for both the gold and coal interests is dependent

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

upon: the selling price of gold and coal at the time the Company intends to mine its properties; the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; government policies and regulations; and future profitable production or proceeds from disposition of such properties.

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

If the Company can develop a capital structure that will finance itself for future growth over the next two years the Gold Wedge project will continue to be one of the major focuses of the Company in fiscal 2010. This project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. The Company will also pursue additional advanced exploration extension drilling at the Fondaway project and advance the property's state and federal development permits in fiscal 2010 if new funding is obtained to finance this drilling.

OVERALL PERFORMANCE

Due to the economic issues being encountered that continue to adversely affect the capital markets and commodity prices the Company's committed exploration activities have continued to be revised downward. Unless the Company can secure a financing in the near future, the Company will continue to preserve its cash resources by maintaining its exploration and administrative expenses at a much reduced rate.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

The Company is continuing to strategically review its assets to consider scenarios designed to create some value from the Company's gold and coal exploration portfolio. The Company announced on September 8, 2009 that it had obtained value from the sale of its Railroad project and received from an unrelated private company net after payout of the option to purchase 100% of the project $1.2 million, retained a 1% NSR royalty and received 500,000 common shares of the private company.

The Company has continued to take steps to reduce the level of its capital outflow until a financing can be completed in order to remain a viable entity. The Company has reduced its workforce and will cut salaries of all remaining employees and management. The obvious result of this effort is the curtailment of the Gold Wedge project in the near term. The objective is to reduce expenditures on all levels and to only spend capital on projects that will enhance the viability of the Company. Further to that goal the Company will in the future aggressively pursue a financing to further the advanced exploration of the Gold Wedge project in Nevada.

The Company has sufficient cash on hand to fund its committed and discretionary exploration and operating activities for fiscal 2010 at current operating levels.

As at January 31, 2010, the Company had mineral properties valued at $19,799,686 compared to $19,007,396 as at January 31, 2009. The reason for the increase in the value of the mineral properties is the Company spent $1,122,305 on deferred exploration expenditure activities and recovered exploration expenditures with the sale of exploration ore in the amount of $330,015 resulting in $910,244 net deferred exploration expenditures on the Gold Wedge Project, $70,395 on deferred exploration expenditure activities on the Pinon Project, $157,287 on deferred exploration expenditures on the Railroad Project prior to selling the property for proceeds of $1,200,000, $37,497 on deferred exploration expenditures on the Fondaway Project and $234,167 on deferred exploration activities on the Kentucky Project.

As at January 31, 2010, the Company had working capital of $651,175 compared to $1,857,810 as at January 31, 2009. The Company had cash and cash equivalents and other current assets of $952,556 as at January 31, 2010, compared to $2,048,098 as at January 31, 2009, a decrease of 53.5%. The decrease is primarily due to the cash expenditures for the Company's exploration activities, discussed above, operating expenses and the effect of translation on foreign currency.

MINERAL PROPERTIES

Gold Wedge Project

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). The Company has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. Due to the reduction in expenditures being incurred on this project, completion of the test phase of the facility is not expected for several months. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the Company assay laboratory.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Gold Wedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie-Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result this property is 100% owned by the Company.

The Company has recorded an asset retirement obligation on its Gold Wedge Project in the amount of $149,050, representing the estimated costs of the Company's obligation to restore the property site to its original condition and which is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Project Expenditures

To January 31, 2010, cumulative net expenditures of $16,087,544 were incurred on the Gold Wedge Project consisting of: (1) acquisition costs - $1,151,675; (2) travel - $332,277; (3) mine development costs - $1,046,788; (4)drilling - $948,793; (5) general exploration - $133,353 (6) $80,164 - professional fees; (7) consulting, wages and salaries - $4,981,711; (8) office and general - $1,674,306; (9) analysis and assays - $155,610; (10)

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
iscussion dated May 28, 2010

supplies, equipment and transportation - $3,686,751; (11) amortization - $2,226,131; and (12) net sale of exploration ore - $330,015. These costs were incurred in connection with various activities the Company performed on a discretionary basis.

Future Programs

If a financing is obtained management is anticipating to advance the production potential on the Gold Wedge project by incurring further exploration expenditures and upgrading the plant. However, if a financing is not obtained there will be no significant Company funded exploration program on the Gold Wedge project. The Company will maintain its 2010 lease payment obligations and claim renewal fees.

PINON PROJECT Pinon-Railroad Project

The Company has developed the necessary construction plans for the Pinon project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP). A second objective is to update the feasibility studies for the Pinon near surface oxide deposits.

Pinon Project

The Pinon project is made up of a number of lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $77,000 and incur exploration expenditures totalling $175,000 to keep the leases in good standing for the year ended January 31, 2011. The lessors will retain a 5% net smelter return royalty.

Railroad Project

The Railroad project was made up of two lease agreements to lease certain properties in Elko County, Nevada. The Company was obligated to incur payments of $8,000 to keep one lease in good standing and pay $1,765,000 to exercise the option to purchase the leased property under the other agreement by August 31, 2009 to keep the leases in good standing. The lessors would retain a 5% net smelter return royalty.

On August 31, 2009 the option was exercised to acquire 100% of this project by making the $1,765,000 and the property was sold to an unrelated private company for net proceeds of $1.2 million, a 1% NSR royalty and 500,000 common shares of the private company. The sale of this property resulted in a gain on the sale of $583,199.

The Company has recorded an asset retirement obligation in the amount of $54,136 on its Pinon Project, representing the estimated costs of the Company's obligation to restore the

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

property site to its original condition as required by the State of Nevada regulatory authorities.

Project Expenditures

To January 31, 2010, cumulative expenditures of $2,618,817 were incurred on the Pinon Project consisting of: (1) property acquisition costs - $1,076,210; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration - $7,765; (5) professional fees - $209,521; (6) office and general - $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $687,062; (9) reclamation costs - $167,785 (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation - $56,733. The expenditures relating to the Railroad Project in the amount of $617,300 were applied against the proceeds received resulting in cumulative expenditures of the Pinon Project to be $2,001,517. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The Railroad project was successfully sold and the only other expenditures anticipated under the Pinon project are to keep the leases in good standing. If a financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2011.

Fondaway Project

The Fondaway Project is located in Churchill County, Nevada. The Company has leased 130 unpatented mining claims and is obligated to make a payment of $35,000 for the year ended January 31, 2011 to keep the lease in good standing. The lessors will retain a 3% net smelter return royalty on the property.

Project Expenditures

To January 31, 2010, cumulative expenditures of $339,776 were incurred on the Fondaway project consisting of: (1) property acquisition costs - $320,500; (2) travel - $3,279; (3) drilling - $15,646; and (4) analysis and assays $351. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

If a financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31,

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

2011 on the Fondaway project. However, if a financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2010 lease payment obligations and claim renewal fees.

Kentucky Project

During 2008 in an effort to achieve diversity within its natural resource portfolio the Company and Sharpe Resources Corporation ("Sharpe") entered into an option agreement dated November 19, 2008 whereby the Company agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into between the Company and Sharpe at which time all expenditures incurred and revenues earned from the coal projects will be shared 50 % by the Company and 50% by Sharpe.

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

On September 11, 2009 this option agreement was amended to allow the Company to acquire its 50% interest in the properties by advancing to the project $2 million by December 9, 2011. As consideration for this amendment the Company cancelled the note receivable from Sharpe held by the Company and received a new note from Sharpe in the amount of $120,409 on September 9, 2009 repayable in three equal installments on September 9, 2011, 2012 and 2013.

Project Expenditures

To January 31, 2010, cumulative expenditures of $1,370,849 were incurred on the Wolfe County, Kentucky project consisting of: (1) property acquisition costs - $418,300; (2) travel - $25,989; (3) professional fees - $78,353; (4) consulting, wages and salaries $207,522; (5) office and general - $96,480; (6) supplies, equipment and transportation - $400,313; (7) rent - $94,010; (8) Reclamation costs - $22,202 and (9) amortization - $27,680. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

Future Programs

The Company has successfully negotiated an extension on this project and as a result has until December 9, 2011 to exercise its option on this project. The Company is maintaining the agreements entered into for this project, however does not intend to make any significant expenditures on this project until commodity prices strengthen, a financing can be successfully completed or some value can be obtained from the sale of the property.

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's properties was prepared under the supervision of Roland M. Larsen, the CEO and a director of the Company and a "Qualified Person" within the meaning of National Instrument 43-101.

ENVIRONMENTAL LIABILITIES

The Company is not aware of any environmental liabilities, obligations or responsibilities associated with the Company's coal and gold interests.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated.

	3 Months	3 Months	3 Months	3 Months	3 Months	3 Months	3 Months	3 Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	Jan-31	Oct-31	Jul-31	Apr-30	Jan-31	Oct-31	Jul-31	Apr-30
	2010	2009	2009	2009	2009	2008	2008	2008
Interest Income	1,334	2,967	2,296	3,033	14,763	19,822	31,923	49,314
Foreign Currency
Gain (Loss)	3,033	-15,000	15,648	-4,701	-1,127	-159,336	-29,906	-15,196
Expenses	-578,695	-372,680	-332,613	-128,925	-207,192	-134,974	-253,798	-187,274
Net Income (Loss)	-632,284	256,442	-314,669	-130,593	-193,556	-274,488	-251,781	-153,156
Basic & Diluted
Earnings per share	-0.01	0.00	0.00	0.00	-0.01	0.00	0.00	0.00

The net income (losses) for the three months ended April 30, 2008 principally relate to interest income offset by expenses incurred for general working capital purposes.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

The net losses for the three months ended July 31, 2008, October 31, 2008, January 31, 2009, April 30, 2009, and July 31, 2009 principally relate to interest income offset by expenses incurred for general working capital purposes except for the net loss for the three months ended October 31, 2008 which had a large offsetting amount of $159,336 for foreign currency adjustments and the net loss for July 31, 2009 which had a large offsetting amount of $149,535 for Stock-based compensation.

The net income for October 31, 2009 relates to interest income offset by expenses incurred for general working capital purposes resulting in a net loss of $384,713. This net loss is offset by the gain on sale of the Railroad Project property of $641,155 resulting in the net income for the period of $256,442.

The net loss for January 31, 2010 principally relates to interest income offset by expenses incurred for general working capital purposes. The net loss is offset by a gain on sale of the Railroad Project property of $583,199 which differs by $57,956 from the quarter ended October 31, 2009 due to the additional legal expenses relating to the transaction expensed during the quarter ended January 31, 2010.

RESULTS OF OPERATIONS

Year ended January 31, 2010 compared with the year ended January 31, 2009

The Company's net loss totaled $821,104 for the year ended January 31, 2010, with basic and diluted losses per share of $0.01. This compares with net loss of $872,981 with basic and diluted losses per share of $0.01 for the year ended January 31, 2009. The decrease of $51,877 in net loss was principally due to an increase in general and administrative expenditures, consulting, wages and salaries, a stock-based compensation addition offset by the gain on sale of the Railroad Project property in the year ended January 31, 2010.

LIQUIDITY AND CAPITAL RESOURCES

The activities of the Company, principally the acquisition of properties prospective for gold and coal are financed through the completion of an equity or debt financing, the exercise of stock options or the sale of exploration properties owned by the Company. For the year ended January 31, 2010, the Company raised $1.2 million as a result of selling its Railroad project property and $330,015 on the sale of exploration ore. As a result the cash resources of the Company decreased less than they would have had the property and exploration ore not been sold. The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company offset by the proceeds received on the sale of exploration ore and the sale of the Railroad project property.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See "Risk Factors" below. As at January 31, 2010, the Company had $745,779 in cash and cash equivalents (January 31, 2009: $1,701,148). The Company had working capital of $529,435 as of January 31, 2010, compared to working capital of $1,757,503 as of January 31, 2009. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities offset by the proceeds of $1.2 million received on the sale of the Railroad Project property and the proceeds of $330,015 on the sale of exploration ore.

Current liabilities of $301,381 were up in January 31, 2010, compared to $190,288 as at January 31, 2009 due to the salaries not paid to certain employees and accrued to be paid when a financing is obtained and financial conditions improve. The current liabilities are primarily due to accruals for exploration expenditures, wages and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2010, are sufficient to pay these liabilities.

As of January 31, 2010, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

The Company's liabilities and obligations for the following five years as of July 31, 2009, are summarized below:

Liabilities and obligations	Total	January 31, 2011	January 31, 2012-2014	January 31, 20152016
Option Agreement(a)	$630,000	n/a	$630,000	n/a
Mining interests (b)	$785,000	$157,000	$314,000	$314,000
Employment Contract (c)	$1,250,000	$250,000	$500,000	$500.000
Corporate expenses (d)	$2,000,000	$400,000	$800,000	$800,000
Total	$4,665,000	$807,000	$2,244,000	$1,614,000
(a)

Under the terms of the option agreement with Sharpe the Company is required to incur expenditures of approximately $630,000 by December 9, 2011 to exercise its option.

(b)

Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. A summary of fees is noted below:

Gold Wedge Project

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

In order to maintain its property on the Gold Wedge Project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.

Pinon Project

In order to maintain its lease agreements on the Pinon Project, the Company has to make annual payments of $77,000 for the year ended January 31, 2011 and a commitment of $150,000 (incurred) in exploration expenses which includes claim renewal fees of $15,000 to BLM.

Fondaway Project

In order to maintain the lease agreements on the Fondaway Project, the Company has to make optional payments of $35,000 before July 15, 2010 and has to pay claim renewal fees to BLM of approximately $15,000.

See "Mining Interests" above.

(c)
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
(d)
The Company estimates that it will incur approximately $400,000 per year in corporate expenses over the next five years. These expenditures are generally not committed and are discretionary in nature. The Company will continue to monitor the global market situation and may adjust its expenditures, depending on future market conditions.

Management believes that the Company's cash and cash equivalents and short term investments are not sufficient to meet its expenditures for the next five years as the Company has a working capital balance of $529,435 (total expected expenditures over the next five years - $4,795,000). As a result, the Company will be required to raise some capital during this period by way of an equity or debt financing, the exercise of options or the sale of an asset to meet its obligations. There is no guarantee that the five year time horizon that management has presented will be realized. See "Risk Factors" below.

The Company has no operating revenues and therefore it must utilize its current cash reserves, income from short-term investments, funds obtained from the exercise of stock options and other financing transactions to maintain its capacity to meet ongoing discretionary exploration and operating activities. Given that the Company does not have sufficient funds on hand to meet its next five year capital requirements, it anticipates raising additional funds during the next year by the sale of assets, equity or debt financing, the exercise of stock options or the combination of the methods to generate

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

funds. On August 31, 2009 the Company sold its Railroad project property which netted the Company $1.2 million.

As of January 31, 2010, the Company had 83,853,825 common shares issued and outstanding, and options outstanding to acquire 7,904,691 common shares of the Company that would raise $790,469 if exercised in full. This is not anticipated until financial markets recover. During the year ended January 31, 2010, 750,000 common shares were issued at a price of $0.06 to settle a debt in respect of services rendered by a consultant to the Company. On May 4, 2009 options to acquire 675,000 common shares at $0.36 expired. On June 26, 2009 the Company cancelled 5,842,500 options with exercise prices between CDN $0.29 and CDN $1.44 and with various expiry dates between April 13, 2010 and July 13, 2012.

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

The market value of the Company's investment in public companies as of January 31, 2010, was $60,000. The Company can sell the securities to raise funds to settle its obligations as they arise. However, management intends to maintain the Company's investment in public companies until it becomes advantageous to sell these shares or until liquidity concerns necessitate such sale.

Due to the current market conditions, the Company has decided to conserve cash; in particular, the Company will scale down its exploration efforts on its properties and undertake a strategic review of its assets. More specifically, the review will consider scenarios designed to unlock value in the Company's gold and coal exploration portfolio. The options being considered include, but are not limited to, sale of gold or coal assets, joint ventures, and restructuring of assets. On August 31, 2009 the Company sold its Railroad project property realizing net proceeds of $1.2 million.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

The Company also intends to reduce monthly discretionary expenditures in a prudent manner in response to current market conditions. The Company will continue to monitor the global market situation and may re-adjust its discretionary and committed expenditures, depending on future market conditions.

RELATED PARTY TRANSACTIONS

January 31,              January 31,
2010                        2009

Due from related parties

                    Sharpe Resources Corporation(1)         $121,740                  $100,307

                                                                               $121,740                  $100,307

(1) Sharpe is related to the Company because of common management. Sharpe has executed a promissory note (the "Note") providing for the repayment of the Note over a three year period commencing on September 9, 2008. The unpaid balance of the Note will accumulate interest at the rate of 4% per annum. As consideration for an extension of the option under the option agreement with Sharpe, on September 9, 2009 this note was cancelled and Sharpe executed a new promissory note in the amount of $133,134 with an interest rate of 0% providing for the repayment of the note over a three year period commencing September 9, 2011.

Consulting, wages and salaries for the year ended January 31, 2010 include an accrual of salary owing of $125,000 (January 31, 2009 - Nil) and salary of $124,986 (year ended January 31, 2009 - $249,995) paid to the President of the Company.

Consulting, wages and salaries for the year ended January 31, 2010 include an accrual of salary owing of $5,200 (January 31, 2009 - Nil) and salary of $45,061 (year ended January 31, 2009 - $82,337) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $38,500CDN for the year ended January 31, 2010 (year ended January 31, 2009 - $23,080 to a former CFO) was paid to the CFO of the Company.

During the year ended January 31, 2010, a corporation associated with a director and officer of the Company was paid transfer agent fees of $6,852CDN (year ended January 31, 2009 - $9,849).

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

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

PROPOSED TRANSACTIONS

There are no proposed transactions of a material nature being considered by the Company. However, the Company continues to evaluate either debt or equity financings and evaluate properties that may be sold in the future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make certain estimates that affect the amounts reported in the financial statements. The accounting estimates considered significant are the valuation of the Company's mining interests and stock-based compensation.

The policy of capitalizing exploration costs to date does not necessarily relate to the future economic value of the exploration properties. The valuation of mining interests is dependent entirely upon the discovery of economic mineral deposits. Management has considered the Draft of Proposed Changes to EIC-174, Accounting by Mining Enterprises for Exploration Costs, and have determined that there is no impairment of the carrying value of the mineral exploration properties as disclosed in the consolidated financial statements for the year ended January 31, 2010.

The Company uses the Black-Scholes model to determine the fair value of stock options. The main factor affecting the estimates of stock-based compensation is the stock price volatility used. The Company uses historical price data and comparables in the estimate of future volatility.

Other items requiring estimates for the year ended January 31, 2010, are accounts payable and accrued liabilities and asset retirement obligations. Changes in the accounting estimates in these items will not have a material impact on the financial position of the Company.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As of May 28, 2010, the Company has 83,853,825 common shares outstanding.

As of May 28, 2010, the following stock options were outstanding:

Number of Options Exercise Price Expiry Date

7,904,691 $0.10 June 26, 2014

On June 26, 2009 the Company cancelled 5,842,500 options with exercise prices between CDN$0.29 and CDN$1.44 with various expiry dates between April 13, 2010 and July 13, 2012.

The Company's common shares are listed in the United States on the US OTC:BB symbol RYSMF. The Company's shares were suspended from trading on the TSXV as a result of the Company's failure to comply on a timely basis with TSXV requirements during a review being conducted by the TSXV. On May 8, 2009 the board of directors voluntarily delisted the Company's common shares from the TSXV. This decision came as a result of the TSXV's inability to approve a prospective time sensitive proposed financing until they completed their review of the Company and they could not advise the Company when their review would be completed. In order for the Company to move forward with its objectives which included a proposal for financing specific projects that have been targeted for future development to maintain the viability of the Company, the Company had no alternative other than delisting its common shares from the TSXV.

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective February 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3064, "Goodwill and Intangible Assets" which replaced CICA Handbook sections 3450, "Research and Developmental Costs", as well as EIC-27, "Revenues and Expenditures During the Pre-operating Period" and part of Accounting Guideline 11, "Enterprises in the Development Stage". Under previous Canadian standards, a great number of items were recognized as assets than are

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

recognized under International Financial Reporting Standards ("IFRS"). The provisions relating to the definition and initial recognition of intangible assets reduce the differences with IFRS in the accounting for intangible assets. The objectives of CICA 3064 are: 1) to reinforce the principle-based approach to the recognition of assets; 2) to establish the criteria for asset recognition and; 3) to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the recognition criteria is eliminated. The new standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets. The portions in the new standard relating to goodwill remain unchanged.

The adoption of this standard had no impact on the Company's presentation of its financial position or results of operations as at January 31, 2010.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities", which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard had no impact on the Company's presentation of its financial position or results of operations as at January 31, 2010.

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The Company has considered the new guidance of this accounting standard in the preparation of its financial statements, for the year ended January 31, 2010 and is compliant with its requirements.

Fair Value Hierarchy and Liquidity Risk Disclosure

In June 2009, the Canadian Accounting Standards Board issued an amendment to CICA Section 3862, "Financial Instruments - Disclosures" in an effort to make section 3862 consistent with IFRS Section 7 - Disclosures ("IFRS 7"). The purpose was to establish a framework for measuring fair value in Canadian GAAP and expand disclosures about fair value measurements. To make the disclosures an entity must classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy must have the following levels: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (ie., as prices) or indirectly (ie., derived from prices) (Level 2);

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3). These standards apply to annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of the new standard resulted in additional disclosures in the notes to the consolidated financial statements.

Cash and cash equivalents were considered as Level 1 and marketable securities were considered as both Levels 1 and 3 for the purpose of this amendment.

Future accounting changes

International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will report interim and annual consolidated financial statements (with comparatives) in accordance with IFRS beginning with the quarter ended April 30, 2011.

IFRS Transition Plan

The Company has established an IFRS transition plan and engaged third party advisers to assist with the planning and implementation of its transition to IFRS. The following summarizes the Company's progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which accounting policies may be impacted by the transition to IFRS.	Complete.
Detailed evaluation of potential changes required to accounting policies, information systems and business processes.	Complete.
Application of (IFRS 1) First time Adoption of International Financial Reporting Standards.	Complete
Final determination of changes to accounting policies and choices to be made with respect to first-time	In progress, completion expected during Q2 2010

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

adoption alternatives
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	In progress, completion expected during Q2 2010
Management and employee education and training	Throughout the transition process
Quantification of the Financial Statement impact of changes in accounting policies	Throughout 2010

Impact of Adopting IFRS on the Company's Business

As part of its analysis of potential changes to significant accounting policies, the Company is assessing what changes may be required to its accounting systems and business processes. The Company believes that the changes identified to date are minimal and the systems and processes can accommodate the necessary changes.

To date, the Company has not identified any contractual agreements that may be affected by potential changes to significant accounting policies.

The Company's staff and advisors involved in the preparation of the consolidated financial statements are being trained on the relevant aspects of IFRS and the anticipated changes to accounting policies. Employees of the Company who will be affected by a change to business processes as a result of the conversion to IFRS will also be trained as necessary.

First time Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First time Adoption of International Financial Reporting Standards ("IFRS"), which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions that it expects apply in its preparation of an opening IFRS statement of financial position as at February 1, 2010, the Company's transition date:

  To apply IFRS 2 Shre based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

  To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.
  To apply the transition provisions of IFRIC 14 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the transition date contain a lease based on the circumstances existing at that date.
  To apply IAS 23 Borrowing Costs prospectively from the transition date IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Prior to reporting interim consolidated financial statements in accordance with IFRS for the quarter ending April 30, 2011, the Company may decide to apply other optional exemptions contained in IFRS 1.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company's opening IFRS statement of financial positions as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company's Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.

The following provides a summary of the Company's evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas the Company has identified as having the most potential for a significant change. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company's accounting policies on adoption of IFRS. At the present time , however, the Company is not aware of any significant expected changes prior to its adoption of IFRS that would affect the summary provided below.

1. Exploration and Evaluation Expenditures

IFRS currently allows an entity to retain its existing accounting policies related to the exploration for and evaluation of mineral properties, subject to some restrictions.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

The Company expects to retain its current policy of deferring exploration and evaluation expenditures until such time as the mineral properties are either put into commercial production, sold, determined not to be economically viable or abandoned. Therefore, the Company does not expect that the adoption of IFRS will result in any sifnificant change to the related line items within its financial statements.

2. Impairment of (Non financial) Assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non financial assets will be changed to reflect these differences. However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

3. Share based Payments

In certain circumstances, IFRS requires a different measurement of stock based compensation related to stock options than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to share based payments that would result in a significant change to line items within its consolidated financial statements.

4. Property and Equipment

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to property and equipment that would result in a significant change in line items within its consolidated financial statements.

5. Asset Retirement Obligations (Decommissioning Liabilities)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

6. Income Taxes

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes.

The Company does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its consolidated financial statements.

Subsequent Disclosures

Further disclosures of the IFRS transition process are expected as follows:

  The Compamy's MD&A for the 2010 interim periods and the year ended January 31, 2011, will include updates on the progress of the transition plan, and, to the extent known, further information regarding the impact of adopting IFRS on key line items in the annual consolidated financial statements.
  The Company's first financial statements prepared in accordance with IFRS will be the interim consolidated financial statements for the three months ending April 30, 2011, which will include notes disclosing transitional information and disclosure of new accounting policies under IFRS. The interim consolidated financial statements for the three months ended April 30, 2011, will also include 2010 consolidated financial statements for the comparative period, adjusted to comply with IFRS, and the Company's transition date IFRS statement of financial position (at February 1, 2011).

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standard under IFRS. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning February 1, 2011.

MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties.

The Company considers its capital to be equity, which comprises share capital, stock options and warrants, which at January 31, 2010, totaled $38,175,130 (January 31, 2009 - $37,818,659).

The Company manages its capital structure in a manner that provides sufficient funding for acquisition, exploration and development of its mineral properties. Funds are primarily secured through equity capital raised by way of private placements or could be by way of debt financing. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

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

There were no changes in the Company's approach to capital management during the year ended January 31, 2010. The Company is not subject to externally imposed capital requirements.

FINANCIAL INSTRUMENTS

(a) Property risk

The Company's gold and coal interests being the Gold Wedge Project, Pinon Project, Fondaway Project and Kentucky Project ( collectively "Property Interests") are the only projects that are currently material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be solely dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's existing Property Interests

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

would have a material adverse effect on the Company's financial condition and results of its operations.

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

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash equivalents and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash equivalents consist of money market deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be minimal. Due from related parties consist of amounts due from a Company under common management. Due from related parties are in good standing as of January 31, 2010. Management believes that the credit risk concentration with respect to due from related parties is minimal.

The Company`s marketable securities are subject to fair value fluctuations. Management believes that the credit risk with respect to marketable securities is remote.

(ii) Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2010, the Company had cash and cash equivalents and short term investments of $745,779 (January 31, 2009 - $1,701,148) to settle current liabilities of $301,381 (January 31, 2009 - $190,288). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

(iii) Market risk

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

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

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
iscussion dated May 28, 2010

month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

  Interest rate risk is remote as the interest rates on the Company's money market deposits and short-term investments are fixed.
  The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2010, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the year ended January 31, 2010 would have been approximately $6,050 higher/lower. Similarly, as at January 31, 2010, reported shareholders' equity would have been approximately $6,050 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
  Cash and cash equivalents, marketable securities, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2010, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net loss and comprehensive (loss) would be affected by approximately $2,500.
  Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As at January 31, 2010, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

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

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

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

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

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

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

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

Dependence on Key Employees The Company's business is dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the audited consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the audited consolidated financial statements, and (ii) the audited consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the audited consolidated financial statements.

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

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

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

MINING INTERESTS

The following table sets forth a breakdown of material components of mining interests:

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

	January 31, 2010	January 31, 2009	Cumulative from date of inception of exploration
Gold Wedge Project
Opening balance	15,177,300	$11,866,061	$0
Property Acquisition costs	430,028	121,785	1,151,675
Travel	6,914	35,222	332,277
Mine development costs	10,671	53,909	1,046,788
Drilling	-202	64,356	948,793
General exploration	0	0	133,353
Professional fees	7,528	0	80,164
Consulting	282,548	1,228,118	4,981,711
Office and general	118,112	410,285	1,674,306
Analysis and assays	7,983	29,006	155,610
Supplies, Equipment and transportation	54,153	869,750	3,686,751
Amortization	322,524	498,808	2,226,131

Less: Proceeds from sale of development ore	-330,015	0	-330,015

Book value of mineral property	$16,087,544	$15,177,300	$16,087,544

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

	January 31, 2010	January 31, 2009	Cumulative from date of inception of exploration
Pinon Project
Opening balance	$1,931,122	$1,451,428	$0

Property acquisition costs	54,013	111,617	610,217
Travel	0	51,498	78,326
Drilling	0	0	130,600
General Exploration	0	0	7,765
Professional fees	19,668	0	85,941
Office and general	0	0	98,120
Geologist	0	0	32,653
Consulting, wages and salaries	258	256,585	659,335
Reclamation costs	0	0	167,785
Analysis and assays	0	0	74,042
Supplies, equipment and
transportation	-3,544	59,994	56,733

Book value of mineral property	$2,001,517	$1,931,122	$2,001,517

Railroad Project
Opening balance	$460,013	$331,446	$0

Property acquisition costs	5,980	128,567	465,993
Professional fees	123,580	0	123,580
Consulting, wages and salaries	27,727	0	27,727
Sale of property	-617,300	0	-617,300

Book value of mineral property	$0	$460,013	$0

Fondaway Project
Opening balance	$302,279	$246,457	$0

Property acquisition costs	37,497	55,822	320,500
Travel	0	0	3,279
Drilling	0	0	15,646
Analysis and assays	0	0	351

Book value of mineral property	$339,776	$302,279	$339,776

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

	January 31, 2010	January 31, 2009	Cumulative from date of inception of exploration

Kentucky Project
Opening balance	$1,136,682	$0	$0
Property Acquisition costs	300	418,000	418,300
Travel	12,162	13,827	25,989
Reclamation Costs	2,925	19,277	22,202
Professional fees	29,673	48,680	78,353
Consulting, wages andsalaries	43,694	163,828	207,522
Office and general	35,825	60,655	96,480
Supplies, equipment & transportation	93,508	306,805	400,313
Rent	750	93,260	94,010
Amortization	15,330	12,350	27,680

Book value of mineral property	$1,370,849	$1,136,682	$1,370,849

TOTAL	$19,799,686	$19,007,396	$19,799,686

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

Exhibit 12	Section 302 Certifications
Exhibit 13	Section 906 Certifications

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROYAL STANDARD MINERALS INC.
(Registant)
/s/ Roland M. Larsen
Roland M. Larsen, President & CEO

Date: July 27, 2010

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