Form 20-F
ROYAL STANDARD MINERALS INC
filed 2011-07-28
CIK 1027162

OMB APPROVAL
OMB Number: 3235-0288
Expires: December 31, 2012
Estimated average burden
Hours per response: 2645.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2011

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to             .

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
COMMON SHARES
(Title of Class)
(Title of Class)
SEC 1852 (09-10)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

83,853,825 Common Shares

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

______Yes _____No

Index

PART I
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3	KEY INFORMATION	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	6
C.	Reasons for the offer and use of proceeds	6
D.	Risk factors	6
ITEM 4	INFORMATION ON THE COMPANY	9
A.	History and development of the company	9
B.	Business overview	9
C.	Organizational structure	16
D.	Property, plants and equipment	16
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	32
A.	Operating results	32
B.	Liquidity and capital resources	33
C.	Research and development, patents and licenses, etc.	35
D.	Trend information	35
E.	Off balance sheet arrangements	35
F.	Tabular disclosures of contractual obligations	35
G.	Safe harbor	36
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	36
A.	Directors and senior management	36
B.	Compensation	39
C.	Board practices	44
D.	Employees	48
E.	Share ownership	49
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	49
A.	Major shareholders	49
B.	Related party transactions	49
C.	Interests of experts and counsel	50
ITEM 8	FINANCIAL INFORMATION	50
A.	Consolidated statements and other financial information	50
B.	Significant changes	50
ITEM 9	THE OFFER AND LISTING	52
A.	Offer and listing details	52
B.	Plan of distribution	53
C.	Markets	53
D.	Selling shareholders	53
E.	Dilution	53
F.	Expenses of the issue	53
ITEM 10	ADDITIONAL INFORMATION	53
A.	Share capital	53
B.	Memorandum and articles of association	54
C.	Material contracts	54
D.	Exchange controls	54
E.	Taxation	56
F.	Dividends and paying agents	57
G.	Statement by experts	57
H.	Documents on display	57
I.	Subsidiary information	57

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2011, 2010, 2009, 2008, and 2007. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Company Inc., and Manhattan Mining Co., both United States Companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 21 of the Consolidated Financial Statements included with this report.

Royal Standard Minerals Inc.
(An Exploration Stage Enterprise)
Consolidated Financial Statement Data
For the Years Ended January 31
(Expressed in US Currency)

	2011	2010	2009	2008 (Restated1)	2007 (Restated1)
Statement of Operations
Revenue	$0	$0	$0	$0	$0
Interest Income	$3,221	$9,630	$115,822	$396,294	$391,420
Expenses	($741,275)	($1,412,913)	($783,238)	($2,270,313)	($4,902,903)
Net loss for the year	($9,423,108)	($821,104)	($872,981)	($1,180,034)	($4,511,483)
Deficit, beginning of year	($16,669,265)	($15,848,161	($14,975,180)	($14,810,739)	($9,760,289)
Deficit, end of year	($26,092,373)	($16,669,265)	($15,848,161)	($14,975,180)	($14,135,735)
Loss per common share:
Basic and diluted loss per share	($0.11)	($0.01)	($0.01)	($0.01)	($0.07)
Weighted Average Shares Outstanding	83,853,825	83,470,428	83,194,825	82,983,768	73,771,233

Balance Sheet	January 31, 2011	January 31, 2010	January 31, 2009	January 31, 2008 (Restated1)	January 31, 2007 (Restated1)
Current Assets	$215,315	$830,816	$1,947,791	$8,006,287	$10,438,324
Exploration Properties	$12,009,423	$19,799,686	$19,007,396	$13,895,392	$8,547.743
Equipment, net	$453,733	$725,906	$1,059,744	$1,483,690	$2,056,392
Total Assets	$13,216,331	$22,013,132	$22,506,672	$23,588,555	$21,224,226
Current Liabilities	$935,688	$301,381	$190,288	$220,737	$202,157
Net Assets	$12,048,633	$21,479,741	$22,084,374	$23,164,632	$20,840,302

1 During the preparation of the consolidated financial statements for the year ended January 31, 2009, it was determined that foreign exchange gains and losses should be recorded in the statement of operations as the Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature. The effect of this restatement as at January 31, 2008 and 2007 has been to decrease net loss by $1,180,034 and increase net loss by $381,030 respectively and a decrease in accumulated other comprehensive income by $1,180,034 and an increase in accumulated other comprehensive income by $381,030 respectively. There was no impact on total shareholders' equity as a result of the change. The effect of the change reduced net loss per share by $0.01 to $0.01 per share for the year ended January 31, 2008 and increased the net loss per share by $0.01 to $0.01 per share for the year ended January 31, 2007.

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

		Year Ended December 31
	2011[1]	2010	2009	2008	2007
High for the Period	1.0020	1.0776	1.2995	1.2971	1.1852
Low for the Period	0.9486	0.9960	1.0289	0.9717	0.9168
Average for the Period	0.9765	1.0298	1.1412	1.0659	1.0734
Rate at the end of the Period	0.9688	1.0009	1.0461	1.2240	0.9881

1 Based on the period beginning 1/1/11 and ending on 5/31/11.

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
  There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities. Substantial expenditures will be required to pursue such exploration and development activities. Assuming discovery of an economic ore body and depending on the type of mining operation involved, several years may elapse from the initial stages of development until commercial production is commenced. New mining operations frequently experience unexpected problems during the exploration and development stages and during the initial production phase. In addition, preliminary reserve estimates may prove inaccurate. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any commercial mining operations.
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

History of Losses

At January 31, 2011, the Company had an accumulated deficit of U.S. $26,092,373 and a working capital deficiency of $720,373. There can be no assurance that the Company will ever achieve revenues from operations or that its operations will ever be profitable.

Additional Capital

The terms of the Company's rights to its properties require that the Company expend significant funds on exploratory and other pre-production activities. Should the Company fail to make these expenditures on a timely basis, it would forfeit its rights to the particular projects, including the sums expended through the dates of such forfeitures. The Company's present capital resources are not sufficient to fund these costs. There can be no assurance that the Company will be able to raise additional capital on acceptable terms or at all. In any event, any additional issuance of equity would be dilutive to the Company's current shareholders.

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

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of January 31, 2011, the Company had outstanding options to purchase an aggregate of 7,904,691 Common Shares. There were no warrants outstanding as of January 31, 2011. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

Dividends

The Company does not anticipate paying dividends in the foreseeable future.

Item 4. Information on the Company

A. History and development of the company.

Royal Standard Minerals Inc. herein referred to as "Royal Standard" or the "Company", was incorporated pursuant to the laws of Canada by articles of incorporation dated December 10, 1986 under its former name, Ressources Minieres Platinor Inc. ("Ressources"). On April 30, 1996, Royal Standard shareholders approved the acquisition of all the issued and outstanding shares of Southeastern Resources, Inc. ("Southeastern") in a reverse take-over transaction. Pursuant to this transaction, articles of amendment were filed effective May 14, 1996, pursuant to which the name of Royal Standard was changed to its current form of name and its shares issued and outstanding at that time were consolidated on a 7.5:1 basis. On June 28, 1996, the Common Shares commenced trading on the Montreal Exchange. On January 4, 2002 the Company was continued from the laws of Canada (Canada Business Corporations Act) to the laws of the Province of New Brunswick (New Brunswick Corporations Act). On February 17, 2004 under the laws of the Province of New Brunswick the articles were amended to provide for an unlimited number of common shares and an unlimited number of special shares. On July 23, 2007 the Company was continued from the laws of the Province of New Brunswick to the laws of Canada, Canadian Business Corporations Act (CBCA). The Company currently trades on the United States Over-the-Counter Bulletin Board symbol RYSMF.

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

The Company has recorded an asset retirement obligation on its Gold Wedge Project in the amount of $156,075, representing the estimated costs of the Company's obligation to restore the property site to its original condition and which is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Currently NV Energy, a commercial electric supplier, services this site. The Company has all of the necessary water rights secured from the State of Nevada.

Project Expenditures

To January 31, 2011, cumulative net expenditures of $8,437,355 were incurred on the Goldwedge Project consisting of: (1) acquisition costs - $1,192,167; (2) travel - $398,260; (3) mine development costs - $1,089,100; (4)drilling - $948,793; (5) general exploration - $133,353 (6) $145,714 - professional fees; (7) consulting, wages and salaries - $5,222,103; (8) office and general - $1,758,620; (9) analysis and assays - $157,835; (10) supplies, equipment and transportation - $3,677,741; (11) amortization - $2,481,039; (12) net sale of exploration ore - $330,015; and (13) write down - $8,437,355. These costs were incurred in connection with various activities the Company performed on a discretionary basis. Although the deferred exploration expenditures on this project were written down by 50% the Company still considers this project a very good prospect and will continue to maintain the claims and continue to increase the projects value by incurring further exploration expenditures.

Future Programs

As the Company obtained financing on June 29, 2011, management anticipates advancing the production potential on the Gold Wedge project by incurring further exploration expenditures and upgrading the plant. The Company will maintain its 2012 claim renewal fees and will maintain and complete various operational permits with regulatory bodies.

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

The land position includes unpatented BLM lands, patented lands and fee lands. All payments, maintenance fees to federal and state authorities are current. Landowner option payments are also current and in good standing for this more than 10,000 acre land position.

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

The Pinon project includes approximately 10,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM's current effort is to identify and develop near surface oxide gold-silver deposits. Approximately 600 shallow drill holes have been completed on 6 near surface gold-silver deposits. The depth extensions of these deposits are not well understood, as deeper drilling has not been sufficient to develop an acceptable understanding of this mineralization.

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

On August 31, 2009 the option was exercised to acquire 100% of this project and the property was sold for $2,965,000 to an unrelated private company for net proceeds of $1.2 million, a 1% NSR royalty and 500,000 common shares of the private company. The sale of this property resulted in a gain on the sale of $583,199.

The Company has recorded an asset retirement obligation in the amount of $56,658on its Pinon Project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by the State of Nevada regulatory authorities.

Project Expenditures

To January 31, 2011, cumulative expenditures of $2,088,512 were incurred on the Pinon Project consisting of: (1) property acquisition costs - $712,923; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration - $7,765; (5) professional fees - $85,941; (6) office and general

- $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $643,624; (9) reclamation costs - $167,785 (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation - $56,733. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The Railroad project was successfully sold and the only other expenditures anticipated under the Pinon project are to keep the leases in good standing. If additional financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2012.

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

Project Expenditures

To January 31, 2011, cumulative expenditures of $397,813 were incurred on the Fondaway project consisting of: (1) property acquisition costs - $378,537; (2) travel - $3,279; (3) drilling - $15,646; and (4) analysis and assays $351. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. As at January 31, 2011 the deferred exploration expenditures were written off resulting in a charge of $397,813 on the consolidated Statement of Operations. Although the exploration expenditures for this project were written off, the Company will continue to pay all lease payments to keep this project in good standing.

Future Programs

If additional financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2012 on the Fondaway project. However, if a financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2012 lease payment obligations and claim renewal fees.

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

The Manhattan/Round Mountain Caldera program, the Company's most advanced district play, includes the Goldwedge advanced exploration program. The land position in the Manhattan Mining District is comprised of 70 unpatented and 6 patented lode-mining claims. An underground development program to include drill testing the extensions of the Goldwedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the gold resource estimates.

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

The Campton Coal Project is approximately 5 miles southeast of the Town of Campton adjacent to a paved highway 15 and is situated in Wolfe County at an elevation of 900 feet. The topography is gently rising to rolling and moderately steep terrain that reflects a dendritic drainage pattern of valleys and ridges that occur at the head of these drainages. The ridge elevations within the project area are on the order of 900-1,250 above sea level with the valley floors in the 9001,000 feet above sea level. The area is covered with a hard wood forest that is well supplied with regular rainfall and ample vegetation. Electrical power was installed from a nearby power line crossing the property from the Licking Valley Electric Cooperative. The nearest large city is Lexington, Kentucky located approximately 70 miles northwest of the project area.

Project Expenditures

To January 31, 2011, cumulative expenditures of $1,483,556 were incurred on the Wolfe County, Kentucky project consisting of: (1) property acquisition costs - $418,000; (2) travel - $26,051; (3) professional fees - $96,139; (4) consulting, wages and salaries - $256,672; (5) office and general - $111,703; (6) supplies, equipment and transportation - $413,959; (7) rent - $94,010; (8) Reclamation costs - $22,646 and (9) amortization - $44,376. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The Company has successfully negotiated an extension on this project and as a result has until December 9, 2011 to exercise its option. The Company is maintaining the agreements entered into for this project, however does not intend to make any significant expenditures until commodity prices strengthen, a financing can be successfully completed or some value can be obtained from the sale of the property.

C. Organizational structure.

The Company has one wholly owned subsidiary, Manhattan Mining Company and a 50% interest in Kentucky Standard Energy Company Inc., both United States Companies.

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

Currently NV Energy, a commercial electric supplier, services this site. The Company has all of the necessary water rights secured from the State of Nevada.

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

The project ownership includes staked BLM lands; options of BLM claims owned by others and patented mining claims owned by the Company. All payments, maintenance fees, option payments and taxes to state and federal authorities are current under state and federal guidelines. The land position controlled by RSM on the Goldwedge Project area is shown below:

Claim Name	Claim Type	BLM Serial # or Patent #
Goldwedge	Unpatented	NMC 96294 -96297
Goldwedge 1-3	Unpatented	NMC 96294-96297
Orpahnt	Patents	4095
Copper Farm-Eldorado #2	Patents	2876
GW 1-34	Unpatented	NMC 826458-826460, 824432, 824436,826461-826476, 829859, 829863, 834113

Location of Claims	# of Claims/Acres/Owner	Importance to Development
Goldwedge Deposit (option to Purchase 100% for $200,000)	4 Claims/50 Acres/Hill	90% of known measured deposit and most of know indicated deposit, 3% NSR, - 5-year lease term, renewable
North Plunge of Goldwedge Deposit and 1.5 miles of Mineralized Caldera Margin Trend (RSM owns 100% of Unpatented Claims)	34 Claims/450 Acres/RSM	Largest deep inferred and unexplored mineralized caldera margin
South End of Goldwedge Deposit and East Caldera Margin Trend (RSM owns 100% of Patent Claim	1 Claim/20.03 Acres/RSM (Orphant Patent)	Approximately 5% of known deposit, Private Land for Decline and Plant Site, and 1,500 feet of mineralized caldera trend, facility site plan, 1% NSR

Goldwedge - Manhattan Project Area

Goldwedge – Project Area

Claim Name	BLM Serial No.	Recorder Book/Page
April Fool	117977	
April Fool Fraction	117978	
Tip Top	117979	
War Eagle	117980	
Future	117981	108/106
Future No. 01	117982	108/106
Future No. 02	117093	108/107
Future No. 03	117984	108/107
ABB No. 23	744305	
ABB No. 24	744306	

PATENTED CLAIMS

Claim Name	Parcel #	Propert Loc.
Ida and Lottie	000-006-74	CLMS 2 LODE
Wolftone and Wolftone Fraction	000-156-75	CLMS 2 LODE

KEYSTONE-JUMBO PROJECT AREA

Claim Name	BLM Serial No.	Recorder Book/Page
WC. NO. 01	443681	367/82
WC. NO. 03	443682	367/84
WC. NO. 05	443683	367/86
WC. NO. 07	443684	367/88
WC. NO. 09	443685	367/90
WC. NO. 11	443687	367/92
WC. NO. 45	443704	367/126
WC. NO. 47	443705	367/128
WC. NO. 49	443706	367/130
WC. NO. 51	260915	367/132
WC. NO. 53	260917	367/134
WC. NO. 55	443707	367/136
WC. NO. 63	443712	367/144
WC. NO. 64	443713	367/145
WC. NO. 65	443714	367/146
WC. NO. 66	443715	367/147
WC. NO 67	443716	367/148
WC. NO. 68	443717	367/149
WC. NO. 145	443754	367/226
South Main NO. 11	443756	342/278
South Main NO. 13	241446	342/280

Claim Name	BLM Serial No.	Recorder Book/Page
CAPITAL	117967	88/15
CAPITAL NO. 01	117968	88/15
CAPITAL NO. 02	117969	88/16
CAPITAL NO. 03	117970	88/16
CAPITAL FRACTION	117971	91/373
KEYSTONE JR.	117967	46/9
APRIL FOOL NO. 01	117985	124/539
BIG SAM	117986	124/539
FORD	117987	124/537
FORD NO. 02	117988	124/537
FORD NO. 03	117989	124/538
BONANZA	117990	124/538

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

During the year ending January 31, 2011, expenses on the Goldwedge project were $787,166 and the Company took a 50% impairment write-down of $8,437,355 on the property bringing total RSM expenses on this project to $8,437,355. Future expenditures are expected to be an additional $3-5 million over the next two years concentrating on underground development, drilling and plant modifications.

For the years ending	January 31, 2011	January 31, 2010	January 31, 2009	Cumulative from date of inception of exploration phase
Gold Wedge Project Opening balance	$16,087,544	$15,177,300	$11,866,061	$0
Property Acquisition costs	40,492	430,028	121,785	1,192,167
Travel	65,983	6,914	35,222	398,260
Mine development costs	42,312	10,671	53,909	1,089,100
Drilling	0	-202	64,356	948,793
General exploration	0	0	0	133,353
Professional fees	65,550	7,528	0	145,714
Consulting	240,392	282,548	1,228,118	5,222,103
Office and general	84,314	118,112	410,285	1,758,620
Analysis and assays	2,225	7,983	29,006	157,835
Supplies, Equipment and transportation	(9,010)	54,153	869,750	3,677,741
Amortization	254,908	322,524	498,808	2,481,039
Less: Proceeds from sale Of development ore	0	(330,015)	0	(330,015)
Written down	(8,437,355)	0	0	(8,437,355)
Activity during the period	(7,650,189)	910,244	3,311,239	8,437,355
Closing balance	$8,437,355	$16,087,544	$15,177,300	$8,437,355

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

The results of the last 12 months support further investment and a continuation of the mining and milling program for this project. The projected expenditures for the next 12 months are expected to be approximately $3-5 million. The allocated expenditures will be on underground development, drilling and plant modification to include the addition of another ball mill and other material handling improvements. All of this work will be supervised by the CEO and carried out by experienced miners and plant employees currently working for the Company. Consultants will be utilized in special instances to assist management with specific technical issues. In order to complete all of the planned activities in 2011 the Company will need to raise capital.

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

Project Expenditures

To January 31, 2011, cumulative expenditures of $2,088,512 have been incurred on the Pinon Project. During 2009, the expenditures relating to the Railroad Project in the amount of $617,300 were applied against the proceeds received resulting in cumulative expenditures of the Pinon Project to be $2,001,517. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

For the years ending	January 31, 2011	January 31, 2010	January 31, 2009	Cumulative from date of inception of exploration phase
Pinon Project Opening balance	$2,001,517	$1,931,122	$1,451,428	$0
Property Acquisition costs	102,706	54,013	111,617	712,923
Travel	0	0	51,498	78,326
Drilling	0	0	0	130,600
General exploration	0	0	0	7,765
Professional fees	0	19,668	0	85,941
Office and general	0	0		98,120
Geologist	0	0	0	32,653
Consulting, wages and salaries	(15,711)	258	256,585	643,624
Reclamation costs	0	0	0	167,785
Analysis and assays	0	0	0	74,042
Supplies, Equipment and transportation	0	-3,544	59,994	56,733
Activity during the period	86,995	70,395	479,694	2,088,512
Closing balance	$2,088,512	$2,001,517	$1,931,122	$2,088,512

Railroad Project
Opening balance	$0	$460,013	$331,446	$0
Property Acquisition costs	0	5,980	128,567	465,993
Professional fees	0	123,580	0	123,580
Consulting, wages and salaries		27,727	0	27,727
Sale of Property	0	-617,300	0	-617,300
Activity during the period	0	-460,013	128,567	0
Closing balance	$0	$0	$460,013	$0

Future Programs

The Railroad project was successfully sold and the only other expenditures anticipated under the Pinon project are to keep the leases in good standing. If a financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2012.

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

Project Expenditures

To January 31, 2011, cumulative expenditures of $397,813 were incurred on the Fondaway project. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. As at January 31, 2011 the deferred exploration expenditures were written off resulting in a charge of $397,813 on the consolidated Statement of Operations. Although the exploration expenditures for this project were written off, the Company will continue to pay all lease payments to keep this project in good standing. A table of detailed expenditures follows:

For the years ending	January 31, 2011	January 31, 2010	January 31, 2009	Cumulative from date of inception of exploration phase
Fondaway Project Opening balance	$339,776	$302,279	$246,457	$0
Property Acquisition costs	58,037	37,497	55,822	378,537
Travel		0	0	15,646
Drilling		0	0	351
Analysis and assays		0	0	3,279
Written off	(397,813)	0	0	(397,813)
Activity during the period	(339,776)	37,497	55,822	0
Closing balance	$0	$339,776	$302,279	$0

Future Programs

If a financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2012 on the Fondaway project. However, if a financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2011 lease payment obligations and claim renewal fees.

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

C/Area = Contour and Auger/Area or Mountain-top Removal;
F.O.B. = Freight on Board sales prices, with deductions for freight and sales commissions

Project Expenditures

To January 31, 2011, cumulative expenditures of $1,483,556 were incurred on the Wolfe County, Kentucky project. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

For the years ending	January 31, 2011	January 31, 2010	January 31, 2009	Cumulative from date of inception of exploration phase

Kentucky Project Opening balance	$1,370,849	$1,136,682	$0	$0
Property Acquisition costs	(300)	300	418,000	418,300
Travel	62	12162	13,827	25,989
Reclamation Costs	444	2,925	19,277	22,202
Professional fees	17,786	29,673	48,680	78,353
Consulting, wages and salaries	49,150	43,694	163,828	207,522
Office and general	15,223	35,825	60,655	96,480
Supplies, equipment & transportation	13,646	93,508	306,805	400,313
Rent	0	750	93,260	94,010
Amortization	16,696	15,330	12,350	27,680
Activity during the period	112,707	234,167	1,136,682	1,370,849
Closing balance	$1,483,556	$1,370,849	$1,136,682	$1,370,849

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

Year Ended January 31, 2011 Compared to the Year Ended January 31, 2010

The Company's net loss totaled $9,423,108 for the year ended January 31, 2011, with basic and diluted losses per share of $0.11. This compares with net loss of $821,104 with basic and diluted losses per share of $0.01 for the year ended January 31, 2010. The increase of $8,602,004 in net loss was principally due to a decrease in consulting, wages and salaries, the write down of exploration properties, the write down of advances made to a related party and a gain on disposal of marketable securities in the year ended January 31, 2011.

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

B. Liquidity and capital resources.

The activities of the Company, principally the acquisition of properties prospective for gold and coal are financed through the completion of an equity or debt financing, the exercise of stock options or the sale of exploration properties or marketable securities owned by the Company. For the year ended January 31, 2011, the cash resources of the Company decreased by $643,741. The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company. There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all (see Item 3.D. - Key Information - Risk Factors).

Year Ended January 31, 2011 Compared to the Year Ended January 31, 2010

As at January 31, 2011, the Company had $102,038 in cash and cash equivalents (January 31, 2010: $745,779). The Company had a working capital deficiency of $720,373 as of January 31, 2011, compared to working capital of $529,435 as of January 31, 2010. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities offset by the sale of the marketable securities for the amount of $275,695.

Current liabilities of $935,688 were up on January 31, 2011, compared to $301,381 as at January 31, 2010 due to the Company's inability to meet its current obligations. The current liabilities are primarily due to accruals for exploration expenditures, wages and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2011, were not sufficient to pay these liabilities. At January 31, 2011 the Company was attempting to secure a debt and/or equity financing in order to rectify the working capital deficiency that existed. On June 29, 2011, the Company announced that it has entered into a secured bridge loan agreement with Waterton Global Value, L.P. ("Waterton") pursuant to which Waterton has agreed to make an $8,000,000 bridge loan (the "Credit Facility") available to the Company. The amounts drawn down under the Credit Facility will incur interest at 6% per annum and the scheduled repayment date of the Credit Facility is 16 months after the initial closing date. The Credit Facility is secured by amongst other items, the Company's real property assets in Nevada.

The Company may draw down up to US $4,000,000 on the Credit Facility immediately, and may draw down an additional US$4,000,000 upon completing certain operational milestones at the Company's Goldwedge Property located in Nye County, Manhattan, Nevada.

In connection with the Credit Facility, the Company has agreed to pay Waterton a structuring fee and has also provided Waterton with certain royalty interest relating to its Goldwedge Property.

The Company and Waterton have also entered into a gold purchase agreement pursuant to which Waterton has agreed to purchase the Company's production.

As of January 31, 2011, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

Year Ended January 31, 2010 Compared to the Year Ended January 31, 2009

For the year ended January 31, 2010, the Company raised $1.2 million as a result of selling its Railroad project property and $330,015 on the sale of exploration ore. As a result, the cash resources of the Company decreased less than they would have had the property and exploration ore had not been sold. The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company offset by the proceeds received on the sale of exploration ore and the sale of the Railroad project property.

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

There are uncertainties regarding the price of commodities and the availability of equity and debt financing for the purpose of mineral exploration and development. The cautious behavior relative to the financial markets has made it difficult to raise new capital. However, the Company is optimistic that equity and debt markets will improve in 2011-2012.

Current financial markets are likely to be volatile in Canada and the United States for the remainder of fiscal 2011 and potentially into 2012, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has lead to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds. As a result, the Company may have difficulties raising equity or debt financing for the purposes of project development.

Also see Items 4.B. and 5.A. above.

E. Off balance sheet arrangements.

None

F. Tabular disclosures of contractual obligations.

The Company's liabilities and obligations for the following five years as of January 31, 2010, are summarized below:

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years
Option Agreements(a)	$520,000	$520,000	$0	$0
Mining Interests (b)	$795,500	$159,100	$318,200	$318,200
Employment Contract (c)	$1,250,000	$250,000	$500,000	$500,000
Corporate Expenses(d)	$2,000,000	$400,000	$800,000	$800,000

(a) Under the terms of the option agreement with Sharpe the Company is required to incur expenditures of approximately $520,000 by December 9, 2011 to exercise its option.
(b) Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. A summary of fees is noted below:

Gold Wedge Project
In order to maintain property on the Gold Wedge Project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.

Pinion Project
In order to maintain its lease agreements on the Pinion Project, the Company has to make annual payments of $79,100 for the year ended January 31, 2011 and a commitment of $175,000 (incurred) in exploration expenses which include claim renewal fees of $15,000 to the BLM.

Fondaway Project
In order to maintain the lease agreements on the Fondaway Project, the Company has to make optional payments of $35,000 before and has to pay claim renewal fees to BLM of approximately $15,000.

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

Management believes that the Company's cash and cash equivalents and short term investments are not sufficient to meet its expenditures for the next five years as the Company has a working capital deficiency balance of $720,373 (total expected expenditures over the next five years - $4,565,500). As a result, the Company will be required to raise some capital during this period by way of an equity or debt financing, the exercise of options or the sale of an asset to meet its obligations. There is no guarantee that the five year time horizon that management has presented will be realized. See Item 3.D. - Key Information - Risk Factors.

G. Safe harbor.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Royal Standard.

NAME	OFFICE HELD	SINCE
Roland M. Larsen Heathsville, VA	President, CEO and Director Corporate Governance Committee	May, 1996
J. Allan Ringler(1) Toronto, Ontario	Director and CFO	March 2009
George A. Duguay Toronto, Ontario	Secretary	March, 2009
Kimberly L. Koerner Brambleton, VA	Director and Treasurer Audit Committee	May, 2001
James B. Clancy Toronto, Ontario	Director Audit Committee (Chair)	March, 2009
Paul G. Smith Toronto, Ontario	Director Audit Committee	March, 2009

Notes:

(1) Mr. Ringler resigned as CFO and the Board of Directors effective June 17, 2011 and has not yet been replaced.

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

Paul G. Smith

Paul G. Smith is President and CEO of Grey Horse Corporation (TSX:GHC) and CEO of its principal subsidiary, Equity Transfer & Trust Company. Prior to GHC, Paul held management positions at BCE, served as Executive Assistant to the Prime Minister of Canada, and was an aide to the Ministers of External Affairs and International Cooperation. Paul holds an MBA from INSEAD, an MPA from Carleton University, and undergraduate degrees from the University of Ottawa. Paul sits on the boards of GHC, VIA Rail and the Atlantic Council. He is a member of the C.D. Howe Institute's Financial Services Research Initiative and Carleton University's School of Public Policy and Administration Leadership Council. Paul's other public company board positions include Storage Vault Canada Inc. (TSX VENTURE:SVI).

Kimberly L. Koerner

Ms. Koerner is a Financial Analyst and Consultant. She has been serving as the Treasurer of the Company from May 1996 to the present. Ms. Koerner has also been serving as the Secretary and Treasurer of Sharpe Energy Company, a U.S. subsidiary of Sharpe Resources Corporation, from November, 1995 to the present. From April 1992 to February 1994, she served as the Assistant Director, Market Research of the National Association of Printing and Publishing Technology, a trade association.  From February 2000 to August 2003, she served as the Assistant to the CFO of Argent Ventures LLC in New York City.  Ms. Koerner has B.Sc. degree in Finance from the University of South Carolina. Ms. Koerner is the daughter of Roland M. Larsen, President, Chief Executive Officer and a Director.

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

B. Compensation.

Overview

The Board of Directors is responsible for setting the overall compensation strategy of the Corporation and for evaluating and approving the compensation of directors and executive officers. The Corporation has not delegated these responsibilities to a separate board committee. The Board of Directors annually reviews the base salary, incentive compensation and long-term compensation for the Corporation's executive officers to determine if the compensation package for executive officers continues to be appropriate or if any modifications are required. Factors considered by the Board of Directors in establishing suitable compensation packages for its executive officers include, the early stage of development of the Corporation, the small number of executive officers, financial resources available to the Corporation, competitive factors and the time committed by the executive officer to the affairs of the Corporation.

Objectives of Compensation Program

It is the objective of the Corporation's compensation program to attract and retain highly qualified executives and to link incentive compensation to performance and shareholder value. It is the goal of the Board of Directors to endeavor to ensure that the compensation of executive officers is sufficiently competitive to achieve the objectives of the executive compensation program. The Board of Directors gives consideration to the Corporation's contractual obligations, performance, quantitative financial objectives including relative shareholder return as well as to the qualitative aspects of the individual's performance and achievements.

Role of Executive Officers in Compensation Decisions

The Board of Directors will receive and review any recommendations of the President and Chief Executive Officer relating to the general compensation structure and policies and programs for the Corporation and the salary and benefit levels for executive officers.

Elements of the Compensation Program

The Corporation's compensation program comprises (i) base salary and (ii) long term incentives including an incentive stock option plan (the "Plan"). Each component of the executive compensation program is addressed below.

Base Salaries and Benefits

Salaries for executive officers are reviewed annually based on corporate and personal performance and on individual levels of responsibility. Salaries of the executive officers are not determined based on a specific formula. The Board of Directors considers, and, if thought appropriate, approves salaries recommended by the President and Chief Executive Officer for the other executive officers of the Corporation. As stated above, base salaries are established to be competitive in order to attract and retain highly qualified executives.

The Corporation does not provide any pension or retirement benefits to its executive officers.

Long Term Incentives and Stock Option Plan

The Board of Directors administers the Plan that is designed to provide a long-term incentive that is linked to shareholder value. The Board of Directors determines the number of options to be granted to each executive officer based on the level of responsibility and experience required for the position. The Board of Directors regularly reviews and where appropriate adjusts the number of options granted to individuals and determines the vesting provisions of such options. The Board of Directors sets the number of options as appropriate designed to attract and retain qualified and talented personnel. The Board of Directors also takes account of the Corporation's contractual obligations and the award history for all participants in the Plan.

Option based awards

The Company maintains a Stock Option Plan ("the Plan") which was ratified by the shareholders of the Corporation at its last annual meeting held on June 27, 2008. The purpose of the Plan is to develop the interest of officers, directors, employees, management company employees, and consultants of the Corporation in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation.

The Plan is a "rolling" plan under which up to 10% of the issued and outstanding common shares of the Corporation from time to time, subject to adjustment in certain circumstances, may be issued. The full text of the Plan is set out in Schedule B to the Management Proxy Circular dated May 12, 2008 filed on SEDAR in connection with the holding of the Annual and Special Meeting of Shareholders held on June 27, 2008.

As of January 31, 2011, the following stock options were outstanding:

Number of Options     Exercise Price          Expiry Date

7,904,691                          $0.10                  June 26, 2014

On June 26, 2009 the Company cancelled 5,842,500 options (including 4,155,191 options granted to the CEO of the company) with exercise prices between CDN$0.29 and CDN$1.44 with various expiry dates between April 13, 2010 and July 13, 2012.

The Corporation did not grant any option-based awards to executive officers during the year ended January 31, 2011.

Compensation of Officers

Securities legislation requires the disclosure of compensation received by each "Named Executive Officer" of the Corporation for the three most recently completed financial years that end on or after December 31, 2008. "Named Executive Officer" is defined by the legislation to mean (i) each of Chief Executive Officer and Chief Financial Officer of the Corporation and (ii) each of the Corporation's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation exceeds C$150,000, and (iii) any additional individual for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year end of the Corporation.

The following table sets forth a summary of all compensation for services earned during the three most recently completed financial years ended on January 31, 2011, January 31, 2010 and 2009 by Roland Larsen, who served as President and Chief Executive Officer during those periods, Samuel Gulko, who served as Chief Financial Officer from February 1, 2008 to July 21, 2008, Leon Walker, who served as Chief Financial Officer from July 22, 2008 to March 5, 2009 and J. Allan Ringler who was appointed Chief Financial Officer on March 5, 2009. (collectively the "Named Executive Officers")..

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Share-based Awards ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($) Annual & Long Term	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Roland M. Larsen, President and CEO	2011 2010 2009	$317,276 $249,986 $249,995	Nil Nil Nil	Nil $166,207(6) Nil	Nil Nil Nil	N/A N/A N/A	$10,520(1) $10,520(1) $10,520(1) C$8,000(2)	$327,796 $426,713 $268,515
Samuel Gulko, CFO(3)	2009	$23,800	Nil	Nil	Nil	N/A	Nil	$23,800
Leon Walker, CFO(4)	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	N/A N/A	Nil Nil	Nil Nil
J. Allan Ringler CFO(5)	2011 2010	$42,000 $38,500	Nil Nil	Nil $14,000	$300,000 Nil	N/A N/A	Nil Nil	$42,000 $52,500
(1) This amount represents $3,346 for Medical Insurance paid by the Corporation and $7,174 for premiums pertaining to a $1,000,000 Term Life Insurance policy on the life of Roland Larsen.
(2) C$8,000 was paid to Mr. Larsen as fees pertaining to him acting as a Director of the Corporation and for attending Meetings of the Directors. The payment of these fees was discontinued after January 31, 2009.
(3) Samuel Gulko ceased serving as Chief Financial Officer of the Corporation effective July 21, 2008.
(4) Leon Walker was appointed Chief Financial Officer effective July 22, 2008 and served until March 5, 2009.
(5) J. Allan Ringler was appointed Chief Financial Officer effective March 5, 2009.
(6) Roland Larsen was granted 4, 155,191 and J. Allan Ringler was granted 350,000 options to acquire common shares granted on June 26, 2009, exercisable at a price of $0.10 per common share and expiring on June 26, 2014. The value of the option-based award is calculated using the grant date fair value ($004) multiplied by the number of options granted. The grant date fair value of $0.04 for each option has been calculated using the Black-Scholes Option Pricing Model using the following assumptions: risk-free interest rate of 2.53%; volatility of 187.73%; expected dividend yield of Nil; and expected option life of 5 years.

Incentive Plan Awards Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the financial year ended January 31, 2011 in favor of the Named Executive Officers of the Corporation.

		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Options expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Roland Larsen	4,155,192	US $0.10	June 26, 2014	Nil	Nil	Nil
J. Allan Ringler	350,000	US $0.10	June 26, 2014	Nil	Nil	Nil

Notes:

(1) Based on the closing price of the common shares on the US OTC Bulletin board of $0.08 on January 31, 2011 less the exercise price in respect of such options.

Incentive Plan Awards - Value Vested or Earned During the Year

There was no value vested or earned during the year ended January 31, 2011 in respect of option-based awards, share-based awards and non-equity incentive plan compensation by Named Executive Officers of the Corporation.

Pension Plan Benefits

The Corporation does not have any pension or retirement plans.

Deferred Compensation Plans

The Corporation does not have any deferred compensation plans.

Employment Contracts

The provision of Roland Larsen's services as President and Chief Executive Officer of the Corporation is governed by a Management Employment Agreement dated January 1, 2006, between the Corporation and Mr. Larsen (the "Employment Agreement"). The Employment Agreement was effective January 1, 2006 and is for a term of five years ending on January 1, 2011. The Employment Agreement shall be automatically renewed for an additional five years unless a Motion of Termination, as set out in the Employment Agreement, is given during the three month period immediately prior to the expiration of the first term. The Employment Agreement pursuant to an agreement dated January 1, 2011 extended the original agreement from January 1, 2011 until January 1, 2016.

The Employment Agreement provides for basic compensation of $250,000 per annum. On January 1, 2011, and on each January 1 during the term of the Employment Agreement, the basic compensation may be increased by ten per cent per annum. In addition to this increase, under the Employment Agreement Mr. Larsen shall be entitled to additional increases in basic compensation at the discretion of the Board of Directors or the Compensation Committee. As of January 31, 2011 no increases in basic compensation have been granted and the Basic Compensation remains at $250,000. Under the Employment Agreement, Mr. Larsen is entitled to fringe benefits, including disability insurance and medical benefits and life insurance. Presently the Corporation funds a term life insurance policy on the life of Mr. Larsen in the amount of $1,000,000 of which his wife is the beneficiary. Under the Employment Agreement, Mr. Larsen may be awarded a bonus with respect to certain performance goals set by the Board of Directors or the

Compensation Committee. For the fiscal year end January 31, 2011 no bonus was paid pursuant to the Employment Agreement. The Employment Agreement may be terminated by either party on 30 days written notice, and if terminated by Mr. Larsen for good reason or by the Corporation without cause, the agreement provides that the Corporation shall, in addition to all amounts owing to the date of termination, pay to Mr. Larsen the aggregate basic compensation for the greater of three years and the remaining term of the Employment Agreement.

The provisions of the services of J. Allan Ringler as Chief Financial Officers of the Corporation are not governed by any agreement between him and the Corporation.

Compensation of Directors

The following table sets forth all amounts of compensation provided to the non-executive directors for the Corporation's most recently completed financial year.

Name	Fees earned ($)	Share-based Awards ($)	Option-based Awards ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
James Clancy	C$6,000	Nil	Nil	Nil	Nil	Nil	C$6,000
Paul G. Smith	C$5,000	Nil	Nil	Nil	Nil	Nil	C$5,000
Kimberly Koerner	$5,000	Nil	Nil	Nil	Nil	Nil	$5,000

Board Fees

During the fiscal year ended January 31, 2011, each of the non-executive directors was entitled to annual compensation in the amount of C$5,000 and the payments in connection with attending meetings of the Board and meetings of the Board's committees. The Non-Executive Chairman of the Board was entitled to additional annual compensation as was the Chairman of the Audit Committee.

Incentive Plan Awards for Directors Outstanding Option-Based Awards and Share-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each non-executive director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Options expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
James Clancy	200,000	US $0.10	June 26, 2014	Nil	N/A	N/A
Paul G. Smith	200,000	US $0.10	June 26, 2014	Nil	N/A	N/A
Kimberly Koerner	2,405,000	US $0.10	June 26, 2014	Nil	N/A	N/A

Notes:

(1) Based on the closing price of the common shares on the US OTC Bulletin board of $0.08 on January 31, 2011 less the exercise price in respect of such options.

Incentive Plan Awards - Value Vested or Earning During the Year

There was no value vested or earned during the year ended January 31, 2011 in respect of option-based awards, share-based awards and non-equity incentive plan compensation by directors of the Corporation (who are not also Named Executive Officers).

Discussion

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in the Compensation Discussion and Analysis. No outstanding options held by directors were exercised during the financial year ended January 31, 2011.

Generally, each year the Board considers whether to grant additional options to the directors. However, there are no definitive arrangements and such consideration is done after review and consideration by the Board of Directors. During the fiscal year ended January 31, 2011, no additional options were granted to the directors.

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability insurance (containing industry standard exclusions and deductibles) in order to protect the Corporation and its directors and officers against any legal action which may arise due to alleged wrongful acts on the part of directors and officers of the Corporation. The policy provides for an aggregate per claim loss coverage of Cdn. $4,000,000 at a premium cost of Cdn. $19,000 per annum.

C. Board practices.

Information regarding the current term of office and length of service of the members of the Board of Directors is shown on item 6A.

In April 2003 the Company implemented new corporate governance policies pursuant to which the Company has implemented corporate governance practices.

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

(i) review with the auditors and senior management the results of the annual audit, and make appropriate recommendations to the board of directors, having regard to, among other things:

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

(i) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and
(ii) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

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

D. Employees.

In addition to the listed officers, at January 31, 2011, the Company had four full-time and two part-time employees.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of January 31, 2011, to the knowledge of the directors and officers of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of the Company's outstanding common shares, except the following:

Name of Shareholder	Number of Common Shares Owned	Percentage of Common Shares Outstanding (1)
CDS & Co.(2)	67,834,173	80.896%

Notes:
(1) Based on 83,853,825 Common Shares issued and outstanding as at January 31, 2011.
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

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Following is a list of financial statements filed as part of the annual report under Item #17

  Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2011, 2010, 2009, 2008and 2007
  Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2011 and 2010
  Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2011, 2010, 2009
  Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2011, 2010, 2009
  Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.
  Management's Discussion and Analysis for the year ending January 31, 2011

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

B. Significant Changes.

Future accounting changes

(i) International Financial Reporting Standards ("IFRS") The Canadian Accounting Standards Board ("AcSB") has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal years beginning on or after January 1, 2011.

Accordingly, the Company will report interim and annual consolidated financial statements (with comparatives) in accordance with IFRS beginning with the quarter ended April 30, 2011. The Company's 2011 interim and annual consolidated financial statements will include comparative 2010 financial statements, adjusted to comply with IFRS. Details of the Company's IFRS Plan can be read in the Company's Management Discussion and Analysis for the Year Ended January 31, 2011 included in Item 17.

IFRS 9 Financial Instruments ("IFRS 9")

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments Recognition and Measurement ("IAS 39"). IFRS 9 used a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing he multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

IFRS 10 Consolidated Financial Statements ("IFRS 10")

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPE's in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (208). The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Company is assessing the impact of IFRS 10 on its financial statements.

IFRS 11 Joint Arrangements ("IFRS 11")

IFRS 11 replaces the guidance in IAS 31 Interest in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective3 and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented. The investment's opening balance is tested for impairment in accordance with IAS 28 and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS11 in its financial statements for the annual period beginning on January 1, 2013. The Company is assessing the impact of IFRS 11 on its financial statements.

IFRS 13 Fair Value Measurement ("IFRS 13")

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10-13.

Future Accounting Changes

The IASB is expected to publish new IFRSs on the following topics during 2011. The company will assess the impact of these new standards on the Company's operations as they are published.

  Hedge accounting
  Leases
  Revenue recognition
  Stripping costs and
  Financial instruments

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

The following table sets forth the reported high and low sales prices and the average daily trading volume of the outstanding Common Shares.

TSX Venture Exchange (stated in Canadian Currency)

			High	Low	Average Daily Volume
January 1, 2003	To	March 31, 2003	$0.00	$0.00	0
April 1, 2003	To	June 30, 2003	$0.40	$0.21	13,728
July 1, 2003	To	September 30, 2003	$0.40	$0.20	151,583
October 1, 2003	To	December 31, 2003	$0.47	$0.25	53,416
January 1, 2004	To	March 31, 2004	$0.46	$0.25	78,814
April 1, 2004	To	June, 30, 2004	$0.46	$0.30	79,530
July 1, 2004	To	September 30, 2004	$0.42	$0.29	21,137
October 1, 2004	To	December 31, 2004	$0.47	$0.26	90,704
January 1, 2005	To	March 31, 2005	$0.45	$0.26	37,522

April 1, 2005	To	June 30, 2005	$0.43	$0.28	25,394
July 1, 2005	To	September 30, 2005	$0.75	$0.33	259,892
October 1, 2005	To	December 31, 2005	$1.00	$0.61	257,685
January 1, 2006	To	March 31, 2006	$1.45	$0.83	258,527
April 1, 2006	To	June 30, 2006	$1.65	$0.93	321,319
July 1, 2006	To	September 30, 2006	$1.15	$0.67	51,767
October 1, 2006	To	December 31, 2006	$0.79	$0.40	128,733
January 1, 2007	to	March 31, 2007	$0.64	$0.41	39,533
April 1, 2007	To	June 30, 2007	$0.85	$0.45	55,800
July 1, 2007	To	September 30, 2007	$0.67	$0.35	127,998
October 1, 2007	To	December 31, 2007	$0.58	$0.39	111,618
January 1, 2008	to	March 31, 2008	$0.53	$0.23	98,037
April 1, 2008	To	June 30, 2008	$0.31	$0.18	149,619

Over the Counter Bulletin Board (stated in US currency).

	High	Low	Average
July - September 2008	$0.25	$0.09	24,433
October - December 2008	$0.16	$0.03	40,900
January - March 2009	$0.45	$0.03	9,500
April - June 2009	$0.12	$0.05	123,634
July - September 2009	$0.08	$0.04	107,933
October - December 2009	$0.16	$0.06	151,200
January - March 2010	$0.10	$0.07	53,233
April - June 2010	$0.12	$0.06	100,067
July - September 2010	$0.10	$0.05	35,848
October - December 2010	$0.09	$0.06	113,561
January - March 2011	$0.12	$0.07	97,574
April - June 2011	$0.13	$0.07	63,373

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

C. Material contracts.

  The provision of Roland Larsen's services as President and Chief Executive Officer of the Corporation is governed by a Management Employment Agreement dated January 1, 2006, between the Corporation and Mr. Larsen (the "Employment Agreement"). The Employment Agreement was effective January 1, 2006 and is for a term of five years ending on January 1, 2011. The Employment Agreement shall be automatically renewed for an additional five years unless a Motion of Termination, as set out in the Employment Agreement, is given during the three month period immediately prior to the expiration of the first term. The Employment Agreement pursuant to an agreement dated January 1, 2011 extended the original agreement from January 1, 2011 until January 1, 2016.
  In order to maintain its property on the Gold Wedge project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.
  In order to maintain its lease agreements on the Pinon Project, the Company has to make annual payments of $79,100 for the year ended January 31, 2012 and a commitment of $175,000 (incurred) in exploration expenses which include claim renewal fees of $15,000 to the BLM.
  In order to maintain the lease agreements on the Fondaway Project, the Company has to make optional payments of $35,000 and has to pay claim renewal fees to the BLM of approximately $15,000.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

The Company's activities expose it to a variety of financial risks; credit risk, liquidity risk and market risk. Risk management is carried out by the Company's management team with guidance from the Audit committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.
(1) Credit risk Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, reclamation bonds and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal.
(2) Liquidity risk Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2011, the Company had a cash balance of $6,846 (January 31, 2011 - $102,038 and February 1, 2010 $745,779) to settle current liabilities of $1,050,000 (January 31, 2011 - $935,688 and February 1, 2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company continues to seek sources of additional capital to improve its liquidity position.

(3) Market risk Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.

(a) Interest rate risk
Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.
(b) Foreign currency risk
Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the United States dollar ("US dollar") and major purchases are transacted in US dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.
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

Sensitivity analysis

As of January 31, 2011, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

  The Company's marketable securities are subject to fair value fluctuations. As at April 30, 2011, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the twelve months ended April 30, 2011 would have been approximately $8,400 higher/lower. Similarly, as at April 30, 2011, reported shareholders' equity would have been approximately $8,400 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
  Cash, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at April 30, 2011, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net loss and comprehensive loss would be affected by approximately $40.
  Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As at April 30, 2011, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2011. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of January 31, 2011, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

C. Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

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

Item 16C. Principal Accountant Fees and Services.

	Year Ending January 31, (CDN $)
	2011	2010	2009
Audit Fees	$50,000	$60,000	$71,200
Audit Related Fees	$0	$0	$0
Tax Fees	$0	$0	$0
All Other Fees	$0	$960	$0

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

The Company is relying on the exemption in section 6.1 in Multilateral Instrument 52-110-Audit Committees ("MI 52-110") which provides that venture issuers (as that term is defined therein) are not required to comply with certain audit committee composition requirements and have different reporting obligations, as specified by MI 52-110.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Changes in Registrant's Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

  Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2011, 2010, 2009, 2008and 2007
  Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2011 and 2010
  Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2011, 2010, 2009
  Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2011, 2010, 2009
  Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.
  Management's Discussion and Analysis for the year ending January 31, 2011

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #21of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

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

                                                                                "McCarney Greenwood LLP"

Toronto, Canada                                                          McCarney Greenwood LLP
April 16, 2007                                                              Chartered Accountants

                                                                                  Licensed Public Accountants

ROYAL STANDARD MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JANUARY 31, 2011

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of Royal Standard Minerals Inc. (the "Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the year ended January 31, 2011. This MD&A was prepared to comply with National Instrument 51-102 – Continuous Disclosure Obligations. The MD&A was prepared as of May 30, 2011. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended January 31, 2011, together with the notes thereto and the audited annual consolidated financial statements for the year ended January 31, 2010, together with the notes thereto, which were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Unless otherwise noted, all amounts reported herein are in United States dollars.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if

(1) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

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

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

information. Forward-looking information will be updated as required pursuant to the requirements of NI 51-102.

DESCRIPTION OF BUSINESS

The Company is currently active in the States of Nevada and Kentucky, with projects in Nye (the Goldwedge and Manhattan projects), Elko (the Pinon and Dark Star projects) and Churchill (the Fondaway Canyon and Dixie-Comstock projects) Counties, Nevada and Wolfe (Campton Project) County, Kentucky.

The Company's business objective is to continue to invest in the development of both its Goldwedge gold prospect and other Nevada projects. The Company is in the process of developing its gold and coal prospects and has not yet determined whether these properties contain any economic gold or coal deposits. The recoverability of the amounts shown for both the gold and coal interests is dependent upon: the selling price of gold and coal at the time the Company intends to mine its properties; the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; government policies and regulations; and future profitable production or proceeds from disposition of such properties.

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

If the Company can develop a capital structure that will finance itself for future growth over the next two years the Goldwedge project will continue to be one of the major focuses of the Company in fiscal 2012. This project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

Environmental Protection (NDEP) for a mine and mill. The Company will also pursue additional advanced exploration extension drilling at the Pinon and Fondaway projects and advance the property's state and federal development permits in fiscal 2012 if new funding is obtained to finance this drilling.

OVERALL PERFORMANCE

Unless the Company can secure a financing in the near future, the Company will continue to preserve its cash resources by maintaining its exploration and administrative expenses at a much reduced rate.

The Company is continuing to strategically review its assets to consider scenarios designed to create some value from the Company's gold and coal exploration portfolio. The Company announced on September 8, 2009 that it had sold its Railroad project and received from an unrelated private company net after payout of the $1.5 million option to purchase 100% of the project $1.2 million, retained a 1% NSR royalty and received 500,000 common shares of the private company. These shares became shares in a public company called Gold Standard Ventures Corp. the Company has liquidated these shares to generate cash for operations of the Company.

The Company has continued to take steps to reduce the level of its capital outflow until a financing can be completed in order to remain a viable entity. The Company has reduced its workforce and will cut salaries of all remaining employees and management. The obvious result of this effort is the curtailment of the Goldwedge project in the near term. The objective is to reduce expenditures on all levels and to only spend capital on projects that will enhance the viability of the Company. Further to that goal the Company has been aggressively pursuing a financing to further the advanced exploration of the Goldwedge and other projects in Nevada.

The Company does not have sufficient cash on hand to fund its committed and discretionary exploration and operating activities for fiscal 2012 at current operating levels.

As at January 31, 2011, the Company had mineral properties valued at $12,009,423 compared to $19,799,686 as at January 31, 2010. The reason for the decrease in the value of the mineral properties is the Company incurred $787,166 deferred exploration expenditures on the Goldwedge Project, reduced by a write off of deferred exploration expenditures in the amount of $8,437,355 on the Goldwedge Project, incurred $86,995 on deferred exploration expenditure activities on the Pinon Project, wrote off $339,776 on deferred exploration expenditure activities on the Fondaway Project and incurred $112,707 on deferred exploration activities on the Kentucky Project.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

As at January 31, 2011, the Company had a working capital deficiency of $(720,373) compared to working capital of $529,435 as at January 31, 2010. The Company had cash and cash equivalents and other current assets of $215,315 as at January 31, 2011, compared to $830,816 as at January 31, 2010, a decrease of 74.1%. The decrease is primarily due to the cash expenditures incurred on the Company's exploration activities, discussed above, operating expenses and the effect of translation on foreign currency offset by the sale of the marketable securities owned by the Company whereby the Company received $275,695.

GOING CONCERN

As at January 31, 2011 the Company had a working capital deficiency and does not have sufficient cash on hand to fund its committed and discretionary exploration and operating activities for the remainder of the year. In order to rectify this situation the Company is attempting to secure a debt and/or equity financing and has sold some marketable securities.

The consolidated financial statements and this MD&A for the year ended January 31, 2011 have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The consolidated financial statements and this MD&A do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

MINERAL PROPERTIES

Goldwedge Project

The Goldwedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). The Company has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. Due to the reduction in expenditures being incurred on this project, completion of the test phase of the facility is not expected for several months. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the Company assay laboratory.

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

The Company has recorded an asset retirement obligation on its Goldwedge Project in the amount of $156,075, representing the estimated costs of the Company's obligation to restore the property site to its original condition and which is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Project Expenditures

To January 31, 2011, cumulative net expenditures of $8,437,355 were incurred on the Goldwedge Project consisting of: (1) acquisition costs - $1,192,167; (2) travel - $398,260; (3) mine development costs - $1,089,100; (4)drilling - $948,793; (5) general exploration - $133,353 (6) $145,714 – professional fees; (7) consulting, wages and salaries - $5,222,103; (8) office and general - $1,758,620; (9) analysis and assays $157,835; (10) supplies, equipment and transportation – $3,677,741; (11) amortization - $2,481,039; (12) net sale of exploration ore - $330,015; and (13) write down - $8,437,355. These costs were incurred in connection with various activities the Company performed on a discretionary basis. Although the deferred exploration expenditures on this project were written down by 50% the Company still considers this project a very good prospect and will continue to maintain the claims and continue to increase the projects value by incurring further exploration expenditures.

Future Programs

If a financing is obtained management is anticipating to advance the production potential on the Goldwedge project by incurring further exploration expenditures and upgrading the plant. However, if a financing is not obtained there will be no significant Company

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

funded exploration program on the Goldwedge project. The Company will maintain its 2012 claim renewal fees and will maintain and complete various operational permits with regulatory bodies.

PINON PROJECT

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

The Pinon project is made up of a number of lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $79,100 and incur exploration expenditures totaling $175,000 to keep the leases in good standing for the year ended January 31, 2012. The Company has complied with the expenditure requirements as a result of prior accumulated exploration expenditures carried forward. The lessors will retain a 5% net smelter return royalty.

The Company has recorded an asset retirement obligation, a bond is in place, in the amount of $56,658 on its Pinon Project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by the State of Nevada regulatory authorities.

Project Expenditures

To January 31, 2011, cumulative expenditures of $2,088,512 were incurred on the Pinon Project consisting of: (1) property acquisition costs - $712,923; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration – $7,765; (5) professional fees - $85,941; (6) office and general - $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $643,624; (9) reclamation costs - $167,785 (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation – $56,733. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The only expenditures anticipated under the Pinon project are to keep the leases in good standing. If a financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2012.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

Fondaway Project

The Fondaway Project is located in Churchill County, Nevada. The Company has leased 130 unpatented mining claims and is obligated to make a payment of $35,000 for the year ended January 31, 2012 to keep the lease in good standing. The lessors will retain a 3% net smelter return royalty on the property.

Project Expenditures

To January 31, 2011, cumulative expenditures of $397,813 were incurred on the Fondaway project consisting of: (1) property acquisition costs - $378,537; (2) travel - $3,279; (3) drilling - $15,646; and (4) analysis and assays $351. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. As at January 31, 2011 the deferred exploration expenditures were written off resulting in a charge of $397,813 on the consolidated Statement of Operations. Although the exploration expenditures for this project were written off, the Company will continue to pay all lease payments to keep this project in good standing.

Future Programs

If a financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2012 on the Fondaway project. However, if a financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2012 lease payment obligations and claim renewal fees.

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

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

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

Project Expenditures

To January 31, 2011, cumulative expenditures of $1,483,556 were incurred on the Wolfe County, Kentucky project consisting of: (1) property acquisition costs - $418,000; (2) travel - $26,051; (3) professional fees - $96,139; (4) consulting, wages and salaries $256,672; (5) office and general - $111,703; (6) supplies, equipment and transportation - $413,959; (7) rent - $94,010; (8) Reclamation costs - $22,646 and (9) amortization – $44,376. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

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

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated.

	3 Months	3 Months	3 Months	3 Months	3 Months	3 Months	3 Months	3 Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	Jan-31	Oct-31	Jul-31	Apr-30	Jan-31	Oct-31	Jul-31	Apr-30
	2011	2010	2010	2010	2010	2009	2009	2009
Interest Income	1,149	130	919	1,023	1,334	2,967	2,296	3,033
Foreign Currency	12,980	-7,503	-1,751	3,254	3,033	-15,000	15,648	-4,701
Advances Write-off	-132,060
Exploration Write-off	-8,835,168
Gain on sale of Shares	275,194
Expenses	-346,144	-84,864	-111,313	-198,954	-578,695	-372,680	-332,613	-128,925
Net Income (Loss)	-9,024,049	-92,237	-112,145	-194,677	-632,284	256,442	-314,669	-130,593
Basic & Diluted
Earnings per share	0.11	0.00	0.00	0.00	-0.01	0.00	0.00	0.00

The net losses for the three months ended April 30, 2009, July 31, 2009, April 30, 2010, July 31, 2010 and October 31, 2010 principally relate to interest income offset by expenses incurred for general working capital purposes except for the net loss for July 31, 2009 which had a large offsetting amount of $149,535 for Stock-based compensation.

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

The net loss for January 31, 2011 principally relates to interest income offset by expenses incurred for general working capital purposes. The net loss is offset by a gain on sale of marketable securities of $275,194, the write off of deferred exploration expenditures in

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

the amount of $8,835,168 and the write off of advances made to a related party in the amount of $132,060.

RESULTS OF OPERATIONS

Year ended January 31, 2011 compared with the year ended January 31, 2010

The Company's net loss totaled $9,423,108 for the year ended January 31, 2011, with basic and diluted losses per share of $0.11. This compares with net loss of $821,104 with basic and diluted losses per share of $0.01 for the year ended January 31, 2010. The increase of $8,602,004 in net loss was principally due to a decrease in consulting, wages and salaries, the write down of exploration properties, the write down of advances made to a related party and a gain on disposal of marketable securities in the year ended January 31, 2011.

Three months ended January 31, 2011 compared with three months ended January 31, 2010

The net loss of $9,024,049 for the three months ended January 31, 2011 principally relates to interest income of $1,149 offset by expenses incurred for general working capital purposes of $346,144. The net loss for the three months ended January 31, 2011 is offset by a gain on sale of marketable securities of $275,194, the write off of advances made to a related party in the amount of $132,060 and the write off of deferred exploration expenditures in the amount of $8,835,168.

The net loss of $632,284 for the three months ended January 31, 2010 principally relates to interest income of $1,334 offset by expenses incurred for general working capital purposes of $1,161,894. The net loss for the three months ended January 31, 2010 is offset by $57,956 to reflect the additional legal expenses incurred during the quarter relating to the sale of the Railroad project.

LIQUIDITY AND CAPITAL RESOURCES

The activities of the Company, principally the acquisition of properties prospective for gold and coal are financed through the completion of an equity or debt financing, the exercise of stock options or the sale of exploration properties or marketable securities owned by the Company. For the year ended January 31, 2011, the cash resources of the Company decreased by $643,741. The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See "Risk Factors" below. As at January 31, 2011, the Company had $102,038 in cash and cash equivalents (January 31, 2010: $745,779). The Company had working capital deficiency of $720,373 as of January 31, 2011, compared to working capital of $529,435 as of January 31, 2010. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities offset by the sale of the marketable securities for the amount of $275,695.

Current liabilities of $935,688 were up on January 31, 2011, compared to $301,381 as at January 31, 2010 due to the Company's inability to meet its current obligations. The current liabilities are primarily due to accruals for exploration expenditures, wages and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2011, are not sufficient to pay these liabilities. The Company is currently attempting to secure a debt and/or equity financing in order to rectify the working capital deficiency that currently exists.

As of January 31, 2011, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

The Company's liabilities and obligations for the following five years as of January 31, 2011, are summarized below:

Liabilities and obligations	Total	January 31, 2012	January 31, 2013-2014	January 31, 2015-2016
Option Agreement(a)	$520,000	$520,000	n/a	n/a
Mining interests (b)	$795,500	$159,100	$318,200	$318,200
Employment Contract (c)	$1,250,000	$250,000	$500,000	$500.000
Corporate expenses (d)	$2,000,000	$400,000	$800,000	$800,000
Total	$4,565,500	$1,329,100	$1,618,200	$1,618,200
(a)
Under the terms of the option agreement with Sharpe the Company is required to incur expenditures of approximately $520,000 by December 9, 2011 to exercise its option.
(b)
Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. A summary of fees is noted below:

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

Goldwedge Project

In order to maintain its property on the Goldwedge Project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.

Pinon Project

In order to maintain its lease agreements on the Pinon Project, the Company has to make annual payments of $79,100 for the year ended January 31, 2011 and a commitment of $175,000 (incurred) in exploration expenses which includes claim renewal fees of $15,000 to BLM.

Fondaway Project

In order to maintain the lease agreements on the Fondaway Project, the Company has to make annual optional payments of $35,000 and has to pay claim renewal fees to BLM of approximately $15,000.

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

Management believes that the Company's cash and cash equivalents and short term investments are not sufficient to meet its expenditures for the next five years as the Company has a working capital deficiency balance of $720,373 (total expected expenditures over the next five years - $4,565,500). As a result, the Company will be required to raise some capital during this period by way of an equity or debt financing, the exercise of options or the sale of an asset to meet its obligations. There is no guarantee that the five year time horizon that management has presented will be realized. See "Risk Factors" below.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

The Company has no operating revenues and therefore it must utilize its current cash reserves, income from short-term investments, funds obtained from the exercise of stock options and other financing transactions to maintain its capacity to meet ongoing discretionary exploration and operating activities. Given that the Company does not have sufficient funds on hand to meet its next five year capital requirements, it anticipates raising additional funds during the next year by the sale of assets, equity or debt financing, the exercise of stock options, the sale of short-term investments or the combination of the methods to generate funds. The Company is attempting to secure a debt and/or equity financing to raise $10,000,000 to $15,000,000 which would be sufficient funds to meet its expected expenditures over the next five years.

As of January 31, 2011, the Company had 83,853,825 common shares issued and outstanding, and options outstanding to acquire 7,904,691 common shares of the Company that would raise $790,469 if exercised in full. This is not anticipated until financial markets recover. During the year ended January 31, 2011, no common shares were issued.

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

The market value of the Company's investment in public companies as of January 31, 2011, was $52,000. The Company can sell the securities to raise funds to settle its obligations as they arise.

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

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

The Company also intends to reduce monthly discretionary expenditures in a prudent manner in response to current market conditions. The Company will continue to monitor the global market situation and may re-adjust its discretionary and committed expenditures, depending on future market conditions.

RELATED PARTY TRANSACTIONS

Due from related parties	January 31, 2011	January 31, 2010
Sharpe Resources Corporation(1)	$-	$121,740
	$-	$121,740

(1) Sharpe is related to the Company because of common management. Sharpe has executed a promissory note (the "Note") providing for the repayment of the Note over a three year period commencing on September 9, 2008. The unpaid balance of the Note will accumulate interest at the rate of 4% per annum. As consideration for an extension of the option under the option agreement with Sharpe, on September 9, 2009 this note was cancelled and Sharpe executed a new promissory note in the amount of $133,134 with an interest rate of 0% providing for the repayment of the note over a three year period commencing September 9, 2011. The note was written off during the quarter ended January 31, 2011.

Consulting, wages and salaries for the year ended January 31, 2011 include a bonus accrual of $192,290 (years ended January 31, 2010 - $125,000 and 2009 - $NIL) and salary paid of $124,986 (years ended January 31, 2010 - $124,986 and 2009 - $249,995) to the President of the Company.

Consulting, wages and salaries for the year ended January 31, 2011 include a bonus accrual of $21,715 (years ended January 31, 2010 - $5,200 and 2009 - $NIL) and salary paid of $45,061 (years ended January 31, 2010 - $45,061 and 2009 $82,337) paid to an employee who is also a family member of the President and Director of the Company.

Compensation for the year ended January 31,2011 of $42,000 CDN (years ended January 31, 2010 - $38,500 CDN and 2009 $23,080 – former CFO)was paid to the CFO of the Company.

During the year ended January 31, 2011, a corporation associated with a director and officer of the Company was paid fees of $7,650 (years ended January 31, 2010 - $6,852 and 2009 - $$9,849).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

CONTINGENCIES

(a)
The Company and a dissident group of shareholders agreed to settle matters between the parties based on a judgment made by the United States District Court of the Central District of California. The judgment and agreement approved by the District Court stated that the dissident group could not sell or acquire any shares of the Company without notifying the Company and must vote with management on matters being voted on at shareholder meetings for three years from May 5, 2008.
(b)
The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.
(c)
An insurance company engaged by the Company has filed a complaint against the Company which states that they were engaged to provide insurance on open account. The Company has informed the insurance company that it does not agree with the insurance company's calculation of amounts invoiced for insurance on the open account. It is the opinion of management that this disagreement will be satisfactorily negotiated and settled and therefore have accrued $50,000 as a settlement.
(d)
The Company received an action against it whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company's failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the "DMER"). Management has responded to the DMER and are rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.
(e)
In the same action the prior lease holder has stated that the Company owes them for storage fees for storing a truck. In the opinion of management the action is without merit and the Company intends to defend itself against this claim.
(f)
At January 31, 2011, the Company is involved in litigation and claims, which arise from time to time in the normal course of business. In the opinion of management, any liability that may arise from such contingencies would not be material or have a significant adverse effect on the consolidated financial statements of the Company.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

The proposed transaction announced on September 7, 2010 announcing the Company's attempt to secure a financing, as reported in the July 31, 2010 management discussion and analysis, did not get completed. The Company continues to negotiate with parties to obtain a debt and or equity financing to obtain funds to continue the advanced exploration at the Goldwedge property and to meet its day to day operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make certain estimates that affect the amounts reported in the consolidated financial statements. The accounting estimates considered significant are the valuation of the Company's mining interests and stock-based compensation.

The policy of capitalizing exploration costs to date does not necessarily relate to the future economic value of the exploration properties. The valuation of mining interests is dependent entirely upon the discovery of economic mineral deposits. Management has considered EIC-174, Accounting by Mining Enterprises for Exploration Costs, and have determined that there was an impairment of the carrying value of the Fondaway Project and the Goldwegde Project and as a result wrote the deferred exploration expenditures of these projects off, creating a charge of $8,835,168 on operations of the Company. They also determined that there was no impairment of the carrying value of the other projects as disclosed in the consolidated financial statements for the year ended January 31, 2011.

The Company uses the Black-Scholes model to determine the fair value of stock options. The main factor affecting the estimates of stock-based compensation is the stock price volatility used. The Company uses historical price data and comparables in the estimate of future volatility.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

Other items requiring estimates for the year ended January 31, 2011, are future income taxes, accounts payable and accrued liabilities and asset retirement obligations.

Changes in the accounting estimates in these items may have a material impact on the financial position of the Company.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As of May 30, 2011, the Company has 83,853,825 common shares outstanding.

As of May 30, 2011, the following stock options were outstanding:

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

Accordingly, the Company will report interim and annual consolidated financial statements (with comparatives) in accordance with IFRS beginning with the quarter ended April 30, 2011. The Company's 2011 interim and annual consolidated financial statements will include comparative 2010 financial statements, adjusted to comply with IFRS.

IFRS Transition Plan

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

The Company has established an IFRS transition plan and engaged a third party to assist with the planning and implementation of its transition to IFRS.

The following summarizes the Company's progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which accounting policies may be impacted by the transition to IFRS.	Complete.
Detailed evaluation of potential changes required to accounting policies, information systems and business processes.	Complete.
Application of (IFRS 1) First time Adoption of International Financial Reporting Standards.	Complete
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	In progress, to be completed in conjunction with Q1 2012 IFRS financial statements
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	In progress, to be completed in conjunction with Q1 2012 IFRS financial statements
Management and employee education and training	Throughout the transition process
Quantification of the Financial Statement impact of changes in accounting policies	In progress, to be completed in conjunction with Q1 2012 IFRS financial statements

Impact of Adopting IFRS on the Company's Business

As part of its analysis of potential changes to significant accounting policies, the Company is assessing what changes may be required to its accounting systems and

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

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

The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Company.

First time Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First time Adoption of International Financial Reporting Standards ("IFRS 1"), which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions that it expects apply in its preparation of an opening IFRS statement of financial position as at February 1, 2010, the Company's transition date:

  To apply IFRS 2 Share based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.
  To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.
  To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the transition date contain a lease based on the circumstances existing at that date.
  To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

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

The following provides a summary of the Company's evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas the Company has identified as having the most potential for a significant change. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company's accounting policies on adoption of IFRS. At the present time, however, the Company is not aware of any significant expected changes prior to its adoption of IFRS that would affect the summary provided below.

1. Exploration and Evaluation Expenditures

IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral properties. The Company expects to establish an accounting policy to expense, as incurred, all costs relating to exploration and evaluation until such time as it has determined that a property has economically recoverable reserves.

The application of this policy on the adoption of IFRS will have a significant impact on the Company's consolidated financial statements. On adoption of IFRS, the carrying value of the mineral resource properties will be reduced to zero (as at the transition date), with a corresponding adjustment to accumulated deficit. All subsequent exploration and evaluation costs will be expensed as incurred until such time as it has been determined that a property has economically recoverable reserves.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

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

5. Asset Retirement Obligations (Decommissioning Liabilities)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

6. Income Taxes

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes.

The Company does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its consolidated financial statements.

7. Foreign Currency

IFRS requires that the functional currency of the Company and its subsidiaries be determined separately, and the factors considered to determine functional currency are somewhat different than current Canadian GAAP.

Based on the assessment to date, Royal Standard expects that a change in the functional currency may be required on adoption of IFRS. The Company has not finalized this assessment or whether retrospective application of any change would have a significant effect on the financial statements.

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

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  To maximize shareholder return through enhancing the share value.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing securities, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive income and deficit which at January 31, 2011, totaled $12,048,633 (January 31, 2010 - $21,479,741)

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company's capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2011. The Company is not subject to any capital requirements imposed by a lending institution or by any other external body. The Company continues to investigate sources to obtain capital in order that it can pay off its current working capital deficiency and obtain sufficient working capital to meet its requirement for future cash flows required to meet operating expenditures and other investing and financing activities.

PROPERTY AND FINANCIAL RISK FACTORS

(a)
Property risk

The Company's gold and coal interests being the Goldwedge Project, Pinon Project, Fondaway Project and Kentucky Project ( collectively "Property Interests") are the only projects that are currently material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be solely dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's existing Property Interests would have a material adverse effect on the Company's financial condition and results of its operations.

(b)
Financial risk

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee. The Board of Directors provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash equivalents. The Company has no significant concentration of credit risk arising from operations. Cash equivalents consist of money market deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be minimal.

Financial instruments included in sundry receivables consist of deposits held with service providers. Sundry receivables are in good standing as of January 31, 2011. Management believes that the credit risk concentration with respect to due from related parties is minimal.

The Company`s marketable securities are subject to fair value fluctuations. Management believes that the credit risk with respect to marketable securities is remote.

(ii) Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2011, the Company had a cash balance of $102,038 (January 31, 2010 - $745,779) to settle current liabilities of $935,688 (January 31, 2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company continues to negotiate a debt or equity financing to continue its advanced exploration program on its Goldwedge property and to meet its ongoing obligations.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

(a)  Interest rate risk

The Company has cash balances and no interest-bearing debt at this time. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposit, with reputable financial institutions. The Company regularly monitors its cash management policy.

(b)  Foreign currency risk

The Company's functional and reporting currency is the US dollar and major purchases are translated in US dollars. An operating account is maintained in Canadian dollars primarily for settlement of general corporate expenditures.

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
  The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2011, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the year ended January 31, 2011 would have been approximately $5,200 higher/lower. Similarly, as at January 31, 2011, reported shareholders' equity would have been approximately $5,200 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
  Cash and cash equivalents, sundry receivables, and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2011, had the US dollar weakened/strengthened by 5% against

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

the Canadian dollar with all other variables held constant, the net loss and comprehensive (loss) would be affected by approximately $5,000.

  Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As at January 31, 2011, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

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
Year Ended January 31, 2011
Discussion dated May 30, 2011

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

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

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

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

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

In contrast to the certificate required under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

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

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

Exhibit 12 Section 302 Certifications Exhibit 13 Section 906 Certifications

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROYAL STANDARD MINERALS INC. (Registrant) /s/ Roland M. Larsen Roland M. Larsen, President & CEO

Date: July 26, 2011

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