Form 20-F
period 2012-01-31
ROYAL STANDARD MINERALS INC
filed 2012-06-14
CIK 1027162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2012

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______to ______

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: ____________

Commission File Number 000-28980

Royal Standard Minerals Inc.
(Exact name of Company as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

50 Richmond Street East, Suite 101, Toronto, Ontario M5C 1N7
(Address of principal executive offices)

George Duguay
50 Richmond Street East, Suite 101, Toronto, Ontario M5C 1N7
(416) 848-0105 george@dsacorp.ca
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None	Not applicable
(Title of each class)	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value
(Title of Class)

i

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of January 31, 2012: 83,853,825 Common Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [  ]          No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of Securities Exchange Act of 1934.

Yes [  ]          No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]          No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [  ]          No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicated by check mark which basis of accounting the company has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the	Other [ ]
International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17           [  ] Item 18

If this is an annual report, indicate by check mark whether the company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ]          No [X]

ii

TABLE OF CONTENTS

PART I	3
Item 1. Identity of Directors, Senior Management and Advisers	3
Item 2. Offer Statistics and Expected Timetable	3
Item 3. Key Information	3
A. Selected financial data.	3
A. Capitalization and indebtedness.	4
B. Reasons for the offer and use of proceeds.	4
B. Risk factors.	4
Item 4. Information on the Company	4
A. History and development of the Company.	4
B. Business overview.	5
C. Organizational structure.	5
D. Property, plants and equipment.	5
Item 4A. Unresolved Staff Comments	21
Item 5. Operating and Financial Review and Prospects	21
A. Operating results.	21
B. Liquidity and capital resources.	22
C. Research and development, patents and licenses, etc.	24
D. Trend information.	24
E. Off-balance sheet arrangements.	24
F. Tabular disclosures of contractual obligations.	25
G. Safe harbor.	25
Item 6. Directors, Senior Management and Employees	26
A. Directors and senior management.	26
B. Compensation.	28
C. Board practices.	34
D. Employees.	39
E. Share ownership.	39
Item 7. Major Shareholders and Related Party Transactions	39
A. Major shareholders.	39
B. Related party transactions.	40
C. Interests of experts and counsel.	40
Item 8. Financial Information	40
A. Consolidated Statements and Other Financial Information.	40
B. Significant Changes.	40
Item 9. The Offer and Listing	42
A. Offer and listing details.	42
B. Plan of distribution.	43
C. Markets.	43
D. Selling shareholders.	43
E. Dilution.	43
F. Expenses of the issue.	44
Item 10. Additional Information	44
A. Share capital.	44
B. Memorandum and articles of incorporation.	44
C. Material contracts.	49
D. Exchange controls.	49

i

ii

EXPLANATORY NOTE

Royal Standard Minerals Inc. (together with its subsidiaries, the “Company,” “Royal Standard” or “RSM”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 20-F. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly under the Exchange Act exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company’s consolidated financial statements, which are filed with this annual report on Form 20-F, may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Unless otherwise indicated, all dollar amounts in this report are presented in U.S. dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2012, based upon the Bank of Canada noon exchange rate, was U.S.$1.00 = Cdn$1.0052.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of applicable laws concerning the Company’s plans at its properties, plans related to its business and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserves and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if any of the Goldwedge, Piñon, Fondaway, or Kentucky projects are developed, and in the case of mineral reserves or resources, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “estimates” or “intends,” or the negative or other variations of these words or other comparable words or phrases or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements also include the potential for future growth, indications of potential for economic extraction, the extraction of material that the Company is able to process, the potential to increase throughput and resource estimates, exploration and development plans, and the execution of certain agreements including the terms of those agreements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  precious metal and coal price fluctuations;
  volatility in the financial markets;
  operating hazards and risks;
  risks and uncertainties relating to the exploration and development of mineral properties;
  uncertainty attributable to the calculation of reserves, resources and metal recoveries;
  uncertainty of title to mining properties;
  risks associated with dilution;

  risks related to environmental regulation and liability;

  risks related to the possibility that the Company is a passive foreign investment company; and

  uncertainty associated with U.S. investors enforcing in the United States civil liabilities of the Company and its directors and officers who are resident in Canada.

Some of the important risks and uncertainties that could affect the Company’s forward-looking statements are described further in “Item 3.D. Risk Factors.” Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against placing undue reliance on forward-looking statements.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 under the Securities Act. Under Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Company’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report on Form 20-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The tables below present selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2012 and 2011. The selected financial data presented herein for the fiscal years ended January 31, 2011 and 2012 is prepared in accordance with International Financial Reporting Standards. The financial data includes the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Company, Inc., and Manhattan Mining Co., both United States Companies. See “Item 4. Information on the Company”.

Royal Standard Minerals Inc.
(An Exploration Stage Enterprise)
Consolidated Financial Statement Data
For the Years Ended January 31
(Expressed in US Currency)

	2012	2011

Revenue	$0	$0

Finance Income	$4,291	$3,221
Expenses	($6,455,989)	($1,636,066)
Net loss for the year	($6,451,698)	($1,632,845)

Deficit, beginning of year	($38,101,796)	($36,468,951)

Loss per common share:
Basic and diluted
loss per share	($0.08)	($0.02)
Weighted Average Shares
Outstanding	83,853,825	83,853,825

Balance Sheet	January 31, 2012	January 31, 2011
Current Assets	$935,828	$215,315
Equipment, net	$2,084,336	$453,733
Total Assets	$3,653,198	$1,206,908
Current Liabilities	$6,120,109	$935,688
Net Assets	($5,810,547)	$39,210

A. Capitalization and indebtedness.

Not applicable.

B. Reasons for the offer and use of proceeds.

Not applicable.

B. Risk factors.

The operations of the Company involve a number of substantial risks and the securities of the Company are highly speculative in nature. See the risk factors found under “Risk Factors” included in Item 17 of this Form 20-F.

Item 4. Information on the Company

A. History and development of the Company.

Royal Standard Minerals Inc. was incorporated pursuant to the laws of Canada by articles of incorporation dated December 10, 1986 under its former name, Ressources Minieres Platinor Inc. ("Resources"). On April 30, 1996, Royal Standard shareholders approved the acquisition of all the issued and outstanding shares of Southeastern Resources, Inc. ("Southeastern") in a reverse take-over transaction. Pursuant to this transaction, articles of amendment were filed effective May 14, 1996, pursuant to which the name of the Company was changed to its current form of name and its shares issued and outstanding at that time were consolidated on a 7.5:1 basis. On June 28, 1996, the Common Shares commenced trading on the Montreal Exchange. On January 4, 2002 the Company was continued from the laws of Canada (Canada Business Corporations Act, “CBCA”) to the laws of the Province of New Brunswick (Business Corporations Act (New Brunswick)). On February 17, 2004 under the laws of the Province of New Brunswick the articles were amended to provide for an unlimited number of common shares and an unlimited number of special shares. On July 23, 2007, the Company was continued from the laws of the Province of New Brunswick to the laws of Canada, under the CBCA, and the articles of continuance provided for an unlimited number of common shares and an unlimited number of preferred shares. The Company’s Common Shares are quoted on the United States Over-the-Counter Bulletin Board (“OTC Bulletin Board”), under the symbol “RYSMF”.

The registered office of the Company is located at 50 Richmond Street East, Suite 101, Toronto, Ontario M5C 1N7. The Company’s two wholly-owned subsidiaries, Manhattan Mining Co. and Kentucky Standard Energy Company, Inc., have offices at One Main Street, Manhattan, Nevada, 89022 and 11945 North Big Creek Road, Hadfield, Kentucky, 41514, respectively.

For a description of certain of the Company’s principal capital expenditures and divestitures, see “Item 4.D. Property, plants and equipment.”

B. Business overview.

Royal Standard is a mineral exploration company primarily engaged in locating, acquiring, exploring and developing gold and precious metal deposits in the State of Nevada. The Company owns a 100% interest in five projects in three separate gold-silver districts in Nevada. These projects include the Goldwedge Project in Nye County, the Piñon and Railroad Projects in Elko County and the Fondaway Canyon and Dixie-Comstock Projects in Churchill County.

At the present time, the Company's activities include exploratory searches for gold ore in Nevada and coal in Kentucky. The Company continues evaluating the potential for economic extraction of known deposits of ore grade material on the Company's mineral exploration properties. The Company has not generated any revenues from operations at this time. See “Item 3.D. Risk Factors. On April 16, 2012, the Company announced the commissioning of its mill at its flagship Goldwedge Project. The gravity process plant has been commissioned and is permitted to process four hundred metric tons of gold ore per day.

C. Organizational structure.

The Company has two wholly-owned subsidiaries, Manhattan Mining Co., a company incorporated under the laws of the State of Nevada, and Kentucky Standard Energy Company, Inc., a company incorporated under the laws of the State of Kentucky.

D. Property, plants and equipment.

The registered office of Royal Standard Minerals Inc. is located at 50 Richmond Street East, Suite 101, Toronto, Ontario M5C 1N7. The Company’s wholly-owned subsidiary Manhattan Mining Co. also has an office at One Main Street, Manhattan, Nevada, 89022 and the Company’s wholly-owned subsidiary Kentucky Standard Energy Company, Inc. also has an office at 11945 North Big Creek Road, Hadfield, Kentucky, 41514.

Goldwedge Project

General Information

The Goldwedge Project is located in the Manhattan Mining District, section 18, T8N, R43E, Mount Diablo Meridian, approximately one mile west of the town of Manhattan in Nye County, Nevada and about eight (8) miles south of the Round Mountain mine. Located within the southern Toquima Range of central Nevada, the elevation ranges from 6,800 feet to 7,800 feet. The topography is gently rising to rolling and ruggedly steep along the north-south trending mountain range. The deposit occurs under a gravel covered dry drainage valley north of paved highway 377. The town of Tonopah is 50 miles south of the deposit and is considered the most favorable location for accommodations. Tonopah is also the county seat for Nye County.

The Goldwedge Project deposit occurs at the intersection of north and northwest trending faults. In the deposit area, the north trending Reliance fault is mineralized within the Ordovician Zanzibar limestone and siltstone. The target mineralization occurs within multiple high angle structures over a width of between 100-200 feet primarily within the Zanzibar limestone. Results of approximately 75 drill holes, primarily within the central zone over a strike length of 1,000+ feet and 100'-500' of vertical extent, indicate continuous gold oxide mineralization of potential mineable thickness and quality.

RSM has evaluated all of the pertinent drill data as part of a detailed inventory of the deposit geometry, size and overall grade.

The Goldwedge Project is one of several gold deposits in the area and is considered one of the best known projects in the district for development. Management believes the property also has excellent exploration potential for future growth.

A mining and milling permit by the Nevada Division of Environmental Protection (“NDEP”) has been issued. The Company has completed refurbishment of the on-site processing plant which was used for the test mining and processing that took place between 2007 and 2008. Commissioning of the plant was announced in April 2012.

Historical Activity Summary

In 2004 the Company secured all the necessary mine, mill (plant) and water use permits and rights from the State of Nevada. Also, in 2004 the Company constructed an underground portal and developed a 700 foot (underground) decline and cross cut to test one of the gold mineralized structures within a 100+ wide structural zone (Phase 1 of underground development program). Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite to include silt ponds, ore pad and the onsite gold processing plant. The Company acquired a full production scale gold recovery (gravity) plant that was intended to be utilized to process the mined material as part of the test mining program.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge property. The land package includes a number of exploration targets which are of interest to the Company.

The second phase of the underground development program, which commenced in 2007, included further development of the existing decline and additional crosscuts to identify, locate and assess mineralized zones at greater depth. Groundwater inflow hampered decline development as it progressed; a dewatering well and pumping facility was put in place in 2008 to lower the water table. As of 2008 approximately 5,000 feet of underground development had been completed, including 10 crosscuts intersecting the mineralized zones.

During Phases 1 and 2 of the underground development program, the surface processing facilities were installed and tested (2005) and modified (during 2006-2007) to improve recoveries. The process plant includes primary crushing and grinding facilities that feed a gravity recovery system.

Project activities in 2009 concentrated on acquiring the necessary permits with the various state and federal agencies to handle water disposal through the permit of a Rapid Infiltration Basin on the Company's properties. Project work included plant modifications as part of an effort to increase the daily throughput of gold bearing material as part of the milling process.

2011 Activity

In 2011 the Company completed construction of the Rapid Infiltration Basins (RIB), dewatered the previously completed underground development and resumed phase 2 of the underground development program. This phase of the development included the exploration of mineralized zones concurrently with advancing decline development. An 11 foot diameter ventilation shaft was excavated with raise bore equipment to enable future mine development and production as well as provide a secondary escapeway. Level development was concentrated on developing along the strike of mineralized zones to assess continuity and grade as well as prepare areas for future test stoping.

The Company contracted Northern Nevada Mining & Milling Services LLC for further construction and modification to the existing processing plant on site. The plant has been modified over the last year to replace the two smaller ball mills in the grinding circuit with a larger single 8’ x 9’ ball mill.

Recent and Current Activities

In early 2012 the ventilation raise was shotcreted, a ladderway to surface installed and bulkhead and fans installed. This alternate entry and exit to surface now in place is fully functional as a secondary escapeway and is necessary prior to further underground development.

Underground electrical infrastructure and ventilation system upgrades were performed in February and early March 2012 to meet regulatory requirements and to enable uninterrupted development. In April, an international engineering consulting firm was engaged to perform a geotechnical assessment on site and provide recommendations for ground support for both ongoing development work and future production.

Staffing levels in the underground mining, technical and administrative departments were increased, with implementation of additional shifts planned in the near future. Diamond drilling crews for both surface and underground work have been hired.

Ramp development is ongoing and approaching the next planned elevation for level access. Ore development faces continue to be identified and developed. A surface stockpile in excess of two thousand tons has been established. Mineralized material is trucked to surface, sampled and analyzed for gold values at the Company’s onsite assay laboratory which was recently refurbished and has now been approved by the NDEP. Additionally, for compliance with future NI 43-101 requirements the Company sends samples to independent accredited laboratories offsite for independent analyses.

Commissioning of the process plant was announced in April 2012. Modifications to improve throughput and recoveries are being implemented.

Surface and underground diamond drilling is underway.

Land Positions

The project area includes staked U.S. Department of the Interior Bureau of Land Management (“BLM”) lands; options of BLM claims owned by others and patented mining claims owned by the Company. All payments, maintenance fees, option payments and taxes to state and federal authorities are current under state and federal guidelines.

The land position controlled by RSM on the Goldwedge Project area is shown below:

Claim Name	Claim Type	BLM Serial # or Patent #
Goldwedge	Unpatented	NMC 96294 -96297
Goldwedge 1-3	Unpatented	NMC 96294-96297
Orpahnt	Patents	4095
Copper Farm-Eldorado #2	Patents	2876
GW 1-34	Unpatented	NMC 826458-826460, 824432, 824436,826461-826476, 829859-829863, 834113-824114

Location of Claims	# of Claims/Acres/Owner	Importance to Development
Goldwedge Deposit	4 Claims/50 Acres/Hill	90% of known deposit, 3% NSR, - 5-year lease term, renewable
North Plunge of Goldwedge Deposit and 1.5 miles of Mineralized Caldera Margin Trend (RSM owns 100% of Unpatented Claims)	34 Claims/450 Acres/RSM	Largest deep and unexplored mineralized caldera margin
South End of Goldwedge Deposit and East Caldera Margin Trend (RSM owns 100% of Patent Claim	1 Claim/20.03 Acres/RSM (Orphant Patent)	Approximately 5% of known deposit, Private Land for Decline and Plant Site, and 1,500 feet of mineralized caldera trend, facility site plan, 1% NSR

Claim Name	BLM Serial No.	Recorder Book/Page
CAPITAL	117967	88/15
CAPITAL NO. 01	117968	88/15
CAPITAL NO. 02	117969	88/16
CAPITAL NO. 03	117970	88/16
CAPITAL FRACTION	117971	91/373
KEYSTONE JR.	117967	46/9
APRIL FOOL NO. 01	117985	124/539
BIG SAM	117986	124/539
FORD	117987	124/537
FORD NO. 02	117988	124/537
FORD NO. 03	117989	124/538
BONANZA	117990	124/538

Wm. Michael Donovan Jr., Professional Land Surveyor #2617, surveyed the land holdings in the immediate vicinity of the deposit to determine the exact land boundaries in relation to the gold deposit. This surveying was completed in 2001 following the staking of the unpatented claims by the Company in the same year.

The Company has recorded an asset retirement obligation on its Goldwedge Project in the amount of $168,276, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the property site to its original condition.

Project Expenditures

During the year ending January 31, 2012, expenses on the Goldwedge Project were $2,748,949 with cumulative expenditures to January 31, 2012 of $19,632,659. A table of detailed expenditures follows:

				Cumulative from
	January 31,	January 31,	January 31,	date of inception of
For the years ending	2012	2011	2010	exploration phase
Goldwedge Project
Opening balance	$16,874,710	$16,087,544	$15,177,300	0
Property acquisition costs	$10,000	$40,492	$430,028	$1,202,167
Travel	$71,292	$65,983	$6,914	$469,552
Mine development costs	$397,626	$42,312	$10,671	$1,486,726
Drilling	$40, 206	0	($202)	$988,999
General exploration	0	0	0	$133,353
Professional fees	$113,442	$65,550	$7,528	$259,156
Consulting	$1,238, 299	$240,392	$282,548	$6,460,402
Office and general	$393,149	$84,314	$118,112	$2,151,769
Analysis and assays	$7,392	$2,225	$7,983	$165,227
Supplies, equipment and transportation	$353,312	($9,010)	$54,153	$4,031,053
Depreciation	$124,231	$254,908	$322,524	$2,605,270
Less: Proceeds from sale of exploration ore	0	0	($330,015)	($330,015)
Activity during the period	$2,748,949	$787,166	$910,244	$19,623,659
Closing balance	$19,623,659	$16,874,710	$16,087,544	$19,623,659

Future Programs

Underground development as well as surface and underground drilling will be directed towards further delineation and expansion of the resources on this property as well as optimization of the gravity recovery plant. Preliminary scoping for addition of a CIP circuit to further increase recoveries is in progress. All of this work will be supervised by the CEO and carried out by experienced miners and plant employees currently working for the Company. Consultants will be utilized in special instances to assist management with specific technical issues.

The Goldwedge Project requires further capital investment to move the project towards production. Various funding opportunities will be pursued.

This project is an advanced exploration project without known reserves and the proposed program is exploratory in nature. See “Item 3.D. Risk Factors.”

The Goldwedge Project forms part of the Manhattan/Round Mountain Caldera program, the Company's most advanced district play. The project area is located southeast of the town of Round Mountain, Nevada east of State route 376. The town of Manhattan is located approximately 15 miles south of Round Mountain. The Manhattan Project is located approximately 7 miles east of route 376 on route 377 and 1.5 miles west of the town of Manhattan.

The land position in the Manhattan Mining District is comprised of 70 unpatented and 6 patented lode-mining claims. An underground development program to include drill testing the extensions of the Goldwedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the historic gold resource estimates.

Piñon Project-Carlin Trend South

General Information

The Piñon Project located at the southeast end of the famous "Carlin Gold Trend" about 10 miles south of Newmont's Rain mine, 25 miles southwest of Elko, Nevada. The main access from Elko is west on Interstate 80 to Carlin (25 miles) then south on State Highway 51 for 22 miles to the Trout Creek access road. The project area is 7 miles east along a well-maintained BLM gravel-dirt road. There is no infrastructure in the vicinity of the property; the nearest power line is 7 miles to the west along State Highway 51.

The Carlin Trend is one of the most prolific gold trends in the world and has produced more than 50 million ounces of gold. The property is located within a region of known mineralization, which supports the potential for expanding the known gold deposits and making new discoveries. Much of the district wide exploration was undertaken prior to the start of the 1990's. Since the mid-1990's the cumulative knowledge of "Carlin-type" gold deposits has expanded tremendously. This expanded knowledge can be used to re-interpret all historic exploration data, which may identify new exploration targets at the property. Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques. Many of these deeper deposits are associated with surface oxidized gold deposits. Essentially no significant deeper exploration has been conducted under the Piñon deposit, or at other places on the property. The exploration opportunity offers the possibility for discovery of additional gold deposits at Piñon.

The Webb Formation is mineralized above the Devils Gate limestone. However, higher-grade mineralization has been encountered at very shallow depths, mineralized oxide zones occur along a 1,300 feet strike length and occur less than 90 feet below the surface.

The Pinon deposit occurs in the basal Missippian Age Webb Formation. The basal Webb Formation is composed of calcareous siltstone and limestone that has been folded along a southeast plunging anticline. Gold mineralization continues into the underlying Devonian Age Devils Gate Limestone where karst collapse breccia has developed in the underlying limestone along the unconformity contact with the underlying Devils Gate Limestone. The gold resource is strata-bound over the fold crest and is exposed at the surface. The mineralized rock has been silicified, decalcified and argillized.

A second gold resource occurs north and adjacent to the larger Pinon Main Zone resource and trends north along a fault zone. A deeper zone of brecciation and mineralization occurs on the south end of the Pinon Main Zone resource and is currently considered to be a hydrothermal karst breccia. A coring program is required to better understand the geometry of this breccia. The current defined resource at Pinon occurs on the Company’s land holdings.

The Piñon property currently consists of a contiguous land block of 39 unpatented mining lode claims - claim fractions that are located in surveyed Township 30 North, Range 53 East, Section 22, (Mount Diablo Meridian), Elko County, Nevada. The current Piñon land position covers an area of approximately 2,720 acres (approx. 1101 hectares). All payments, maintenance fees to federal and state authorities are current. Landowner option payments are also current and in good standing for this land position. Included in the land block are the following claims:

	County Recordation
Claim Name	BLM Serial #	Book	Page	Acres
TC-1 thru TC-10	NMC 125638 thru NMC 133862	304	6 thru 15	180
TC-11	NMC 133862	309	114	20
TC-12 thru TC-28	NMC 148871 thru NMC 148887	329	58 THRU 74	320
TC-29 thru TC-39	NMC 403761 thru NMC 403771	588	426 thru 436	200

The TC claim group is under (100%) control by the company. The TC claims are located on federal public domain lands that are managed (both surface and mineral estates) by the Bureau of Land Management ("BLM"). Initially staked in 1979, this ground was previously open to mineral location with no significant restrictions. Location certificates for all claims staked in the group were filed and recorded with the BLM and the Elko County Recorder's Office in Elko according to federal and state laws/regulations.

The TC claim group is surrounded by private fee lands containing a complicated mixture of severed surface and mineral estates that were previously controlled in part by the Piñon Joint Venture through various lease-option agreements. These lands have since been dropped by the joint venture. An ownership summary for several of the more important sections is shown below.

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
Pereira Trust (50%)
O. Rudnick family (16.67%)
Rudnick Trust (8.33%)

Section 27: NW1/4 NW1/4 , S1/2 NW1/4, SW1/4, NW1/4 SE1/4, S1/2 SE1/4 (640 acres)

Surface estate
J. Tomera Ranch (100%)

Mineral estate
J. Tomera family (50%)
O. Rudnick family (16.67%)
Rudnick Trust (8.33%)
R. Rudnick family (8.3%)

The Piñon Project is made up of a number of lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur certain payments and exploration expenditures to keep the leases in good standing. The lessors retain a 5% net smelter return royalty.

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

Approximately 600 shallow drill holes have been completed on six near surface gold-silver deposits. The Company has recorded an asset retirement obligation in the amount of $28,724 on the Piñon Project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the property site to its original condition as required by the State of Nevada regulatory authorities.

Project Expenditures

During the year ended January 31, 2012, expenditures on the Piñon Project were $71,188 with cumulative expenditures to January 31, 2012 of $2,159,700. During 2010, the expenditures relating to the Railroad Project in the amount of $617,300 were applied against the proceeds received. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. A table of detailed expenditures follows:

				Cumulative from
	January 31,	January 31,	January 31,	date of inception of
For the years ending	2012	2011	2010	exploration phase
Piñon Project
Opening balance	$2,088,512	$2,001,517	$1,931,122	$0
Property Acquisition costs	$69,571	$102,706	$54,013	$782,494
Travel	0	0	0	$78,326
Drilling	0	0	0	$130,600
General exploration	0	0	0	$7,765
Professional fees	0	0	$19,668	$85,941
Office and general	0	0	0	$98,120
Geologist	0	0	0	$32,653
Consulting, wages and salaries	$1,617	($15,711)	$258	$645,241
Reclamation costs	0	0	0	$167,785
Analysis and assays	0	0	0	$74,042
Supplies, equipment and transportation	0	0	($3,544)	$56,733
Activity during the period	$71,188	$86,995	$70,395	$2,159,700
Closing balance	$2,159,700	$2,088,512	$2,001,517	$2,159,700

Railroad Project
Opening balance	0	0	$460,013	0
Property acquisition costs	0	0	$5,980	$465,993
Professional fees	0	0	$123,580	$123,580
Consulting, wages and salaries	0		$27,727	$27,727
Sale of Property	0	0	($617,300)	($617,300)
Activity during the period	0	0	($460,013)	0
Closing balance	$0	$0	$0	$0

Future Programs

Any future work will involve twinning of historic drilling to bring historic data to 43-101 standard. Subsequent modelling will allow a decision to be made on further exploration or development.

The property is without known reserves and the proposed program is exploratory in nature. See “Item 3.D. Risk Factors.”

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

The Fondaway Canyon property consists of 148 contiguous unpatented lode-mining claims (approximately 3000 acres) on BLM land held under a lease agreement assigned from Nevada Contact Inc. (NCI) to the Company. Eighteen claims were staked by NCI, quitclaimed to the owner, and included in the assignment to the Company. The lease terms include a 3% net smelter return royalty to the owner Richard Fisk and advanced royalty payments of $25,000 per year. The annual payments graduated to $35,000 in 2006 and years following. Details of the option agreement are as follows:

Required Cash Payments to Optionors	Royalty	Exercise of Option
Commencing in fiscal 2003. $25,000 in year one, $30,000 in years two and three and $35,000 each of the next seven years apply to the purchase price	3% NSR	July 2013 $600,000

All of the maintenance filing fees are current and in good standing.

Nearly-vertical, east-west trending mineralized shear zones host the Half Moon, Paperweight, Hamburger Hill and South Pit gold resources that are hosted within a Mesozoic sedimentary package. The Mesozoic sedimentary package has been intruded by a Mesozoic-Tertiary aged intrusive. The vertical extent tested by historic drilling of the higher grade gold mineralized shear zones is greater than 1,000 feet. Horizontal continuation of gold mineralization at the Paperweight and Hamburger Hill mineralized shear zone is 3,700 feet with widths commonly 5'-20+ feet. Records indicate that 568 holes have been drilled for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling: 455 reverse circulation, 49 core and 64 air track holes over a strike length of approximately 12,000 feet. Tenneco Minerals Inc., the most active company, drilled approximately 350 holes (130,000 feet) and drove a 500' adit for sulfide metallurgical sampling during the period 1987-1996. Tenneco also operated a small oxide gold open pit mine for a short time during this period. Nevada Contact Inc. (“NCI”) acquired the property in 2001 and drilled 11 reverse circulation holes. The Company acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout. There is a buyout option of $600,000 for the owners' interest.

Estimates of prior expenditures on this property are approximately $5-6 million. The largest portion of these expenditures was contributed by Tenneco Minerals and Tundra Mines LTD. This work included extensive drilling, development of a small open pit production project and an advanced exploration adit on the property.

Project Expenditures

During the year ended January 31, 2012, expenditures on the Fondaway Project were $37,297, with cumulative expenditures to January 31, 2012 of $435,110. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. The Company will continue to pay all lease payments to keep this project in good standing. A table of detailed expenditures follows:

				Cumulative from date
	January 31,	January 31,	January 31,	of inception of
For the years ending	2012	2011	2010	exploration phase
Fondaway Project
Opening balance	$397,813	$339,776	$302,279	$0
Property Acquisition costs	$35,000	$58,037	$37,497	$413,537
Travel	0	0	0	$15,646
Drilling	0	0	0	$351
Office and General	$2,297	0	0	$2,297
Analysis and assays	0	0	0	$3,279
Activity during the period	$37,297	$58,037	$37,497	$435,110
Closing balance	$435,110	$397,813	$339,776	$435,110

Future Programs

The Company does not anticipate performing exploration activities until additional funding is obtained. The Company will maintain its 2013 lease payment obligations and claim renewal fees.

The property is without known reserves and any proposed program would be exploratory in nature. See “Item 3.D. Risk Factors.”

Kentucky Project

In an effort to achieve diversity within its natural resource portfolio on November 19, 2008, the Company and Sharpe Resources Corporation (“Sharpe”) entered into an option agreement whereby the Company agreed to an option to acquire a 50% interest in coal properties in Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into between the Company and Sharpe at which time all expenditures incurred and revenues earned from the coal projects will be shared 50% by the Company and 50% by Sharpe.

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

On September 11, 2009 this option agreement was amended to allow the Company to acquire its 50% interest in the properties by advancing to the project $2 million by December 9, 2011. As consideration for this amendment the Company cancelled the promissory note receivable from Sharpe held by the Company and received a new note from Sharpe in the amount of $120,409 on September 9, 2009 repayable in three equal installments on September 9, 2011, 2012, and 2013. During 2011, the Company wrote off the promissory note receivable.

On December 7, 2011, the Company exercised its option. Pursuant to the terms of the agreement, the Company requested Sharpe to provide additional cash to the Kentucky Project, to match that of the Company, which had exceeded $2,000,000. As of the date hereof, Sharpe has not responded. The Company is currently reviewing its options for the Kentucky Project.

The Kentucky Project is approximately 5 miles southeast of the Town of Campton adjacent to paved highway 15 and is situated in Wolfe County at an elevation of 900 feet. The topography is gently rising to rolling and moderately steep terrain that reflects a dendritic drainage pattern of valleys and ridges that occur at the head of these drainages. The ridge elevations within the project area are on the order of 900-1,250 above sea level with the valley floors in the 900-1000 feet above sea level. The area is covered with a hard wood forest that is well supplied with regular rainfall and ample vegetation. Electrical power was installed from a nearby power line crossing the property from the Licking River Electric Cooperative. The nearest large city is Lexington, Kentucky located approximately 70 miles northwest of the project area.

Within Wolfe County, the Company holds mining interests on seven properties, containing six coal seams capable of production, namely, in order from the bottom sequence to the top: 1) Vires, 2) Grassy, 3) Cannel City, 4) Whitesburg, 5) Fire Clay and 6) Fire Clay Rider, hereinafter known as the Seams. The Seams range in thickness from 12 inches up to nearly 30 inches within the leasehold boundary. These are all surface-minable seams. The Campton mine is made up of seven (7) separately owned land parcels having coal mining rights by any mining methods, aggregating 974 acres. Of the 974 acres, 272.19 acres are permitted for surface mining.

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

C/Area = Contour and Auger/Area or Mountain-top Removal;
F.O.B. = Freight on Board sales prices, with deductions for freight and sales commissions

The Company has recorded an asset retirement obligation in the amount of $95,315 on its Kentucky Project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by the State of Kentucky regulatory authorities.

Project Expenditures

During the year ended January 31, 2012, expenditures on the Kentucky Project were $96,922 with cumulative expenditures to January 31, 2012 of $1,580,478, which together with expenditures which indirectly were made for the benefit of the Kentucky Project totals in excess of $2 million. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. A detailed table of expenditures follows:

				Cumulative from
	January 31,	January 31,	January 31,	date of inception of
For the years ending	2012	2011	2010	exploration phase
Kentucky Project
Opening balance	$1,483,556	$1,370,849	$1,136,682	0
Property Acquisition costs	0	($300)	$300	$418,000
Travel	$12,764	$62	$12,162	$38,815
Reclamation Costs	0	$444	$2,925	$22,646
Professional fees	$2,400	$17,786	$29,673	$98,539
Consulting, wages and salaries	$46,300	$49,150	$43,694	$302,972
Office and general	$12,794	$15,223	$35,825	$124,497
Supplies, equipment & transportation	$10,552	$13,646	$93,508	$424,511
Rent	0	0	$750	$94,010
Amortization	0	0	0	0
Depreciation	$12,112	$16,696	$15,330	$56,488
Activity during the period	$96,922	$112,707	$234,167	$1,580,478
Closing balance	$1,580,478	$1,483,556	$1,370,849	$1,580,478

Future Programs

The Company is currently reviewing its options regarding this joint venture.

Item 4A. Unresolved Staff Comments

Not applicable.

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

As Royal Standard is an exploration and pre-development stage enterprise, it currently has no producing properties and no operating income or cash flow, other than interest earned on funds invested in short-term deposits. (See “Item 3.D. - Risk Factors”.)

Year Ended January 31, 2012 Compared to the Year Ended January 31, 2011

The Company's net loss totaled $6,451,698 for the year ended January 31, 2012, with basic and diluted losses per share of $0.08. This compares with net loss of $1,632,845 with basic and diluted losses per share of $0.02 for the year ended January 31, 2011. The increase of $4,818,853 in net loss was principally due to increased exploration activities at the Goldwedge property, professional legal fees for various activities and claims during the year and the fair value of the stock options granted during the year ended January 31, 2012.

Year Ended January 31, 2011 Compared to the Year Ended January 31, 2010

The Company's net loss totaled $1,632,845 for the year ended January 31, 2011, with basic and diluted losses per share of $0.02. This compares with a net loss of $821,104 with basic and diluted losses per share of $0.01 for the year ended January 31, 2010. In 2010, the Company’s exploration and evaluation expenditures were capitalized under Canadian Generally Accepted Accounting Principles. The increase of $811,741 in net loss was principally due to exploration activities expensed during the year, the write down of advances made to a related party offset by decreases in consulting, wages, salaries and a gain on disposal of marketable securities in the year ended January 31, 2011.

B. Liquidity and capital resources.

The activities of the Company, principally the acquisition of properties prospective for gold and coal are financed through the completion of equity or debt financing, the exercise of stock options or the sale of exploration properties or marketable securities owned by the Company. For the year ended January 31, 2012, the cash resources of the Company increased by $527,515. The increase in cash resources is a result of the Gold Stream Facility provided by Waterton Global Value L.P. (“Waterton”). There is no assurance that future sales and equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. (“Item 3.D. - Risk Factors”.)

Year Ended January 31, 2012 Compared to the Year Ended January 31, 2011

As at January 31, 2012, the Company had $629,553 in cash (January 31, 2011: $102,038). The Company had a working capital deficiency of $5,184,281 as of January 31, 2012, compared to a working capital deficiency of $720,373 as of January 31, 2011. Working capital has decreased for the current period presented as a result of increased exploration expenditures, construction of the mill operations and the increase in professional legal fees. On May 8, 2012 the Company had secured an additional $2,000,000 loan extension from Waterton. This now brings the total funds provided by Waterton to $10,000,000.

As at January 31, 2012, the Company had current liabilities of $6,120,109 compared to $935,688 as at January 31, 2011. Current liabilities have increased due primarily to costs relating to the refurbishment of the mill, increased professional legal fees and the current portion of the Gold Stream Facility. The Company's cash and marketable securities as at January 31, 2012, were not sufficient to pay these liabilities.

On June 29, 2011, the Company's wholly owned subsidiary, Manhattan Mining Co. ("Manhattan") entered into a secured bridge loan agreement (the “Bridge Loan”) with Waterton Global Value, L.P. (“Waterton”) pursuant to which Waterton agreed to provide an $8,000,000 bridge loan (the “Credit Facility”) available to Manhattan. Of the total $8,000,000 Bridge Loan, $4,000,000 was available on closing and the remaining $4,000,000 after the satisfaction of certain covenants. Under the Bridge Loan agreement, the amounts drawn down under the Credit Facility would incur interest at 6% per annum, and the scheduled repayment date of the Credit Facility was 16 months after the initial closing date. In connection with the Credit Facility, Manhattan agreed to pay Waterton a structuring fee, and also provided Waterton with certain royalty interests relating to its Goldwedge Property. Manhattan and Waterton have also entered into a gold purchase agreement pursuant to which Waterton had agreed to purchase Manhattan’s production. The Credit Facility was secured by, amongst other items, the Company’s real property assets in Nevada.

On August 26, 2011, Manhattan amended its existing Bridge Loan with Waterton such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility (the “Gold Stream Facility”) amongst the parties. Under the Gold Stream Facility, Waterton will make $8,000,000 (the “Principal Amount”) available to Manhattan. The Principal Amount is repayable by Manhattan to Waterton in monthly payments commencing in August 2012 and ending in July 2013. Under the Gold Stream Facility, each monthly repayment of the Principal Amount will be made by the delivery by Manhattan to Waterton of gold bullion ounces where the number of ounces to be delivered shall be based on the spot price of gold on the business day immediately preceding the repayment date less an applicable discount or by the payment of the cash equivalent of such number of ounces. In addition, there is a profit participation formula which is triggered when the spot price of gold is in excess of $1,600 an ounce on the business day immediately preceding the repayment ("Profit Participation"). The Principal Amount will accrue interest at 9.0% per annum. The Gold Stream Facility is secured by, amongst other items, Manhattan's real property assets in Nevada.

The Company considers Profit Participation as an embedded derivative. As at January 31, 2012, the gross proceeds received under the Gold Stream Facility was $5,970,350, which was allocated to the embedded derivative based on the initial fair values of the embedded derivative determined when proceeds were received ($170,721), and then the residual value was allocated to the liability portion. The Company estimates the future cash flow needs in terms of Profit Participation using the gold future contract prices of repayment periods and discounted to the present value using 9% as annual discount rate. As of January 31, 2012, the Company estimates the gold future price during the repayment period from August 2012 to July 2013 to be $1,750 per ounce.

As consideration for entering into the Gold Stream Facility, a structuring fee equal to 2% of the aggregate amount of the Gold Stream Facility and an establishment fee of $80,000 was payable by Manhattan to Waterton in cash and Manhattan also granted Waterton certain royalty interests over its exploration stage projects. In addition, Manhattan and Waterton have agreed that Waterton shall have the right to purchase all of the gold produced by Manhattan from its Nevada projects at a price per ounce that will be equal to an agreed discount to the existing spot price of gold at the time of any such purchase. Bayfront Capital Partners Ltd. acted as placement agent in connection with the Gold Stream Facility in consideration for a placement fee equal to 4% of any Principal Amounts actually drawn by Manhattan under the Gold Stream Facility.

The Gold Stream Facility contains covenants for Manhattan such as, among other things, providing Waterton with updates on its operations, carrying on its business in accordance with prudent mining industry practices, and providing Waterton with certain rights of inspection. Until all amounts outstanding under the Gold Stream Facility have been repaid in full or otherwise satisfied in accordance with the terms of such facility, certain standard restrictive covenants shall apply to Manhattan limiting its ability to (without limitation): incur additional indebtedness, create liens on its assets or dispose of its assets. These negative covenants are subject to certain carve-outs that facilitate Manhattan's ability to operate its business efficiently. The Gold Stream Facility also includes certain event of default provisions pursuant to which, immediately and automatically upon the occurrence of an event of default, all amounts outstanding under the Gold Stream Facility would be automatically accelerated and immediately due and payable to Waterton.

At any time, without penalty, the Gold Stream Facility provides Manhattan the option to prepay in whole or in part, on five business days prior notice. Prepayments may be made in physical gold ounces or cash. The amount of any prepayment shall be calculated using the spot price of gold on the business day immediately preceding the prepayment.

As of January 31, 2012, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

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

Current liabilities as at January 31, 2011 were of $935,688 compared to $301,381 as at January 31, 2010 due to the Company's inability to meet its current obligations. The current liabilities are primarily due to accruals for exploration expenditures, wages and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2011, were not sufficient to pay these liabilities. As at January 31, 2011, the Company was attempting to secure a debt and/or equity financing in order to rectify the working capital deficiency that existed. On June 29, 2011, the Company announced that it has entered into a secured bridge loan agreement with Waterton Global Value, L.P. ("Waterton") pursuant to which Waterton has agreed to make an $8,000,000 bridge loan (the "Credit Facility") available to the Company.

C. Research and development, patents and licenses, etc.

See “Item 4.D – Property, plants and equipment.” and “Item 5.A. – Operating results”.

D. Trend information.

The economic crisis that started in the financial sector has continued to worsen and the Company is in the midst of a global recession. The mineral exploration business is undergoing massive scaling down. Capital investment in mineral exploration has dramatically declined with major new projects being cancelled and delayed, and producing properties are subject to shut downs and reduced production. Credit markets have become increasingly inaccessible and many exploration companies that, just one year ago, had large cash resources to invest in exploration activities are now struggling to finance day-to-day operations.

There are uncertainties regarding the price of commodities and the availability of equity and debt financing for the purpose of mineral exploration and development. The financial markets have made it difficult to raise new capital.

Current financial markets are likely to be volatile in Canada and the United States for the remainder of 2012 and potentially into 2013, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has led to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds. As a result, the Company may have difficulties raising equity or debt financing for the purposes of project development. (See “Item 3.D. – Risk Factors” and “Item 5.A. – Operating results”.)

E. Off-balance sheet arrangements.

None.

F. Tabular disclosures of contractual obligations.

The Company's liabilities and obligations for the following five years as of January 31, 2012, are summarized below:

		Less Than			More than 5
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	Years

Long-Term Debt Obligations	$7,960,465	$3,980,232	$3,980,233	Nil	Nil

Goldwedge Project

In order to maintain property on the Goldwedge project, the Company has to pay claim renewal fees to the BLM of approximately $11,743.

Piñon Project

In order to maintain its lease agreements on the Piñon Project, the Company must make annual payments, exploration expenses and BLM claim maintenance fees.

Fondaway Project

In order to maintain the lease agreements on the Fondaway Project, the Company must make option payments of $35,000 and must pay claim renewal fees to BLM of approximately $22,278.

Management believes that the Company's cash and cash equivalents and short term investments are not sufficient to meet its expenditures for the next five years as the Company had a working capital deficiency balance of $5,184,281 as of January 31, 2012. As a result, the Company will be required to raise some capital during this period by way of an equity or debt financing, the exercise of options or the sale of an asset to meet its obligations. There is no guarantee that the five year time horizon that management has presented will be realized. See “Item 3.D. – Risk Factors”.

G. Safe harbor.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Name and Residence	Position with the Company	Date First Elected a Director / Held Office
James B. Clancy(1)(2)(3) Toronto, Ontario, Canada	Director	March 2009
John Fitzgerald(1)(2)(3) Oakville, Ontario, Canada	Director	January 2012
Riyaz Lalani(2)(3) Toronto, Ontario, Canada	Director	January 2012
Ken M. Strobbe(3) Arizona, U.S.A.	Director	January 2012
Paul G. Smith(1)(2)(3) Toronto, Ontario, Canada	Chairman and Director	March 2009
Philip Gross London, U.K.	Interim President and Chief Executive Officer	October 2011
Ike Makrimichalos Newmarket, Ontario, Canada	Chief Financial Officer	August 2011
George A. Duguay Toronto, Ontario, Canada	Secretary	March 2009

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee.
(3)	Member of the Health, Safety, Environmental and Technical Committee.

The following is a brief biography of each of the Company’s directors and executive officers:

James B. Clancy

Mr. Clancy has been Senior Advisor of SableRidge Capital Partners Inc. since March 2011 and President of Clancy Consultants Inc. since October 2009. Prior thereto, Mr. Clancy was Director-Finance for Techint E. & C. Canada, a federally incorporated private company, from March 2006 to October 2009. Mr. Clancy has been involved as General Manager and/or Chief Financial Officer in the pipeline construction industry in Canada and overseas for over thirty years. He has an Honours Commerce degree from the University of Toronto and is a member of the Canadian Institute of Chartered Accountants. Mr. Clancy presently sits on the board, and is Chairman, of the Audit Committee of Galantas Gold Corporation (a federal company listed on the TSX-V).

John Fitzgerald

Mr. Fitzgerald has over 20-years experience in the mining industry. Mr. Fitzgerald is Director of Mining at AuRico Gold Inc. (formerly, Northgate Minerals Corporation), an Ontario company. Prior thereto, Mr. Fitzgerald was: Associate Director at Scotia Capital Inc. company from 2010 to 2011; an independent consultant in Toronto and Brisbane, Australia from 2008 to 2010; Principal Adviser – Underground Mining with Rio Tinto Ltd., an Australian company in Brisbane from 2007 to 2008; and Manager, Engineering, at Barrick Gold Corporation, an Ontario company from 2004 to 2007; as well as engineer with various other mining companies from 1990. Mr. Fitzgerald holds a B. Eng. degree from Nottingham University and an MBA from Durham University, England.

Riyaz Lalani

Mr. Lalani is the Chief Operating Officer of Kingsdale Shareholder Services Inc., Canada’s largest and most active proxy solicitation and shareholder services advisory firm. He has been involved in, and led the client services teams tasked with, completing dozens of high profile client engagements, including hostile bids, complex M&A transactions and proxy contests. Mr. Lalani is frequently called upon to brief public issuers and their directors on shareholder engagement and corporate governance practices. Prior to joining Kingsdale, Mr. Lalani was employed by Acqua Capital Management LP (international asset management company) in New York and Toronto from 2003 to February 2010. Mr. Lalani worked in a variety of analytical, business development and operational roles at the firm, eventually heading up the overall research and operational efforts. Teamed with the Chief Investment Officer, he helped originate, negotiate and structure billions of dollars of direct and secondary market equity investments into small, mid and large cap public companies in North America, Asia, Europe and the Middle East. Mr. Lalani’s prior experience includes roles with two Canadian bank-owned investment dealers. He is also a director of Difference Capital Funding Inc. (formerly TriNorth Capital Inc.) (a federal company listed on the TSX-V) and was previously a director of URSA Major Minerals Incorporated (an Ontario company listed on the TSX).

Ken M. Strobbe

Mr. Strobbe has been a consultant since August 2011. He was employed at Barrick Gold Corporation, an Ontario company, as a Manager, Underground Projects, Capital Projects Group (January 2009 to August 2011) and Senior Engineer Operations, Corporate Group (May 2006 to January 2008) . From 2004 until 2006, Mr. Strobbe was a Production Planning Team Member, Integrated Business Systems at Placer Dome Inc. (now Barrick Gold Corporation). From 2001 until 2004, he was an Underground Supervisor and Production Planner at Placer Dome Canada’s Musselwhite Mine in Northern Ontario. Prior thereto, he held the position of Mine Engineer at the Lupin Mine (Echo Bay Mines Ltd., a mining company) and was a Senior Mine Engineer, Planning Engineer and Ventilation Engineer at the Giant Mine (Royal Oak Mines Ltd., a mining company). Mr. Strobbe has extensive experience in the areas of mine design, underground development and production planning and execution, and evaluating underground mining projects, including participation in scoping, pre-feasibility and feasibility studies. Mr. Strobbe holds a Bachelor of Applied Science (BASc.) in Mining Engineering from the University of British Columbia.

Paul G. Smith

Mr. Smith has been President, Chief Executive Officer since January 2009, Executive Vice President and Chief Financial Officer from December 2004 to December 2008 and a director of Equity Financial Holdings Inc. (listed on the TSX as (“Equity”), a financial services firm, whose principal subsidiary is Equity Financial Trust Company. Prior to Equity, Mr. Smith held management positions at BCE Inc., a federal company; served as Executive Assistant to the Prime Minister of Canada; and was an aide to the Minister of External Affairs and to the Minister of International Cooperation. He holds an MBA from INSEAD, an MPA from Carleton University, and undergraduate degrees (Accounting, Political Science) from the University of Ottawa. He is a graduate of the Directors Education Program of the Institute of Corporate Directors and holds the institute’s ICD.D designation. Mr. Smith is Chairman of the Board of VIA Rail Canada Inc., a position he has held since December, 2010, after serving as a director since 2006.

He is also a member of the board of directors of StorageVault Canada Inc., (a Canadian public company listed on the TSX-V).

Philip Gross

Mr. Gross possesses many years of experience in the commodities industry and has worked extensively in both the physical and financial aspects of the industry. Mr. Gross has previously worked for one of the largest global commodities supply chain management firms, where he was the Head of Non-Ferrous Metals. Mr. Gross managed the firm’s non-ferrous metals team from incubation to successful maturity and, ultimately, oversaw the firm’s relevant commercial operations in India, South Korea, Taiwan, Singapore, Venezuela, Brazil and Australia. Over the course of his career, Mr. Gross has assisted firms of various sizes in developing and sustaining their commodities portfolio management businesses.

Ike Makrimichalos

Mr. Makrimichalos is a Chartered Accountant with a BA from the University of Toronto, with over 27 years of experience in servicing public and private companies for Deloitte & Touche LLP in Toronto. In addition, Mr. Makrimichalos also provides services as a CFO and consultant for several private companies and was recently a Controller for Mukuba Resources Limited, a junior mining exploration company.

George A. Duguay

Since January 1989, Mr. Duguay has been the President of G. Duguay Services Inc., which was a partner of Duguay and Ringler Corporate Services, a provider of corporate and financial administrative services to public companies, until February 2006. G. Duguay Services Inc. continues to act as a consultant in this area. Mr. Duguay is Corporate Secretary of three public companies in the resource sector, and a Director and Chairman of the Audit Committee of Intrinsyc Software International, Inc., a company listed on the Toronto Stock Exchange that provides proprietary software, hardware, and services for the growing market of mobile handheld products. Mr. Duguay also serves or has served as a board member for several other public and private companies. Mr. Duguay was a co-founder of Equity Financial Trust Co., a provider of transfer agent and corporate trust services to companies. Mr. Duguay is a Certified General Accountant (C.G.A.) and a Fellow of the Institute of Chartered Secretaries.

B. Compensation.

Compensation Discussion and Analysis

Background

The Company is an exploration stage company and as at January 31, 2012, was engaged in the acquisition, exploration and development of coal and precious metal properties in the United States. The Company has no commercial operations and does not earn any operating revenues from its mineral properties.

Overview

The Board of Directors (the “Board”) is responsible for setting the overall compensation strategy of the Company and for evaluating and approving the compensation of directors and executive officers. The Company has delegated these responsibilities to the Corporate Governance and Compensation Committee (the “CGC Committee”). The CGC Committee annually reviews, and recommends to the Board, the base salary, incentive compensation and long-term compensation for the Company’s executive officers to determine if the compensation package for executive officers continues to be appropriate or if any modifications are required. Factors considered by the CGC Committee in establishing suitable compensation packages for its executive officers include, the early stage of development of the Company, the small number of executive officers, financial resources available to the Company, competitive factors and the time committed by the executive officer to the affairs of the Company. The CGC Committee has determined that the current compensation is appropriate for the risk and responsibilities assumed by the officers.

Corporate Governance and Compensation Committee

The CGC Committee currently consists of Messrs. Lalani, Smith, Fitzgerald and Clancy, all of whom are independent directors and have direct and indirect expertise, experience and education relevant to their role as members of the Committee.

Objectives of Compensation Program

It is the objective of the Company’s compensation program to attract and retain highly qualified executives and to link incentive compensation to performance and shareholder value. It is the goal of the CGC Committee to endeavor to ensure that the compensation of executive officers is sufficiently competitive to achieve the objectives of the executive compensation program. The CGC Committee gives consideration to the Company’s contractual obligations, performance, quantitative financial objectives, including relative shareholder return, as well as to the qualitative aspects of the individual’s performance and achievements.

Role of Executive Officers in Compensation Decisions

The CGC Committee will receive and review any recommendations of the President and Chief Executive Officer relating to the general compensation structure and policies and programs for the Company and the salary and benefit levels for executive officers.

Elements of the Compensation Program

The Company’s compensation program comprises (i) base salary and (ii) long-term incentives, including the 2011 Amended and Restated Stock Option Plan (the “Stock Option Plan”). Each component of the executive compensation program is addressed below.

The CGC Committee recognizes that certain elements of compensation could promote unintended inappropriate risk-taking behaviors, but the Company seeks to ensure that the Company’s executive compensation package is comprised of a mix of cash and equity compensation, balancing short term incentives (e.g., cash bonuses) and long-term incentives (e.g., options). Base salaries and personal benefits are sufficiently competitive and not subject to performance risk. To receive the benefit of long-term incentives (options), the executive officers must be employed by the Company (subject to limited exceptions), thereby better aligning executive performance with the interests of the Company and its shareholders. The CGC Committee believes that executive compensation risk management is reinforced by ongoing Board oversight of, among other things, the Company’s financial results, regulatory disclosure, strategic plans, fraud and error reporting, the Audit Committee’s regular meetings with the external auditors (the “auditors”) (including without the presence of management the Company’s internal control, management information systems and financial control systems. As a result, the CGC Committee does not believe that its compensation practices and policies are reasonably likely to have a material adverse effect on the Company.

Base Salaries and Benefits

Salaries for executive officers are reviewed annually based on corporate and personal performance and on individual levels of responsibility. Salaries of the executive officers are not determined based on a specific formula, nor is a formal benchmarking process used. The Board, on the recommendation of the CGC Committee considers, and, if deemed appropriate, approves salaries recommended by the President and Chief Executive Officer for the other executive officers of the Company. As stated above, base salaries are established to be competitive in order to attract and retain highly qualified executives.

The Company does not provide any pension or retirement benefits to its executive officers.

Long-Term Incentives and Stock Option Pan

The CGC Committee administers the Stock Option Plan that is designed to provide a long-term incentive that is linked to shareholder value. The Board, on the recommendation of the CGC Committee, determines the number of options to be granted to each executive officer based on the level of responsibility and experience required for the position. The CGC Committee regularly reviews and where appropriate adjusts the number of options granted to individuals and determines the vesting provisions of such options. The Board, on the recommendation of the CGC Committee, sets the number of options, as appropriate, designed to attract and retain qualified and talented personnel. The Board also takes account of the Company’s contractual obligations and the award history for all participants in the Stock Option Plan.

Option-based Awards

A description of the process that the Company uses to grant option-based awards to executive officers, including the role of the Board and executive officers, is included under the heading “Compensation Discussion and Analysis – Elements of Compensation Program – Long-Term Incentives and Stock Option Plan” above.

The Company did not grant any option-based awards to executive officers or directors during the year ended January 31, 2012.

Hedging

The Company has not initiated any policies related to the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) by directors or Named Executive Officers (as defined below), that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any director or Named Executive Officer.

Compensation of Executive Officers

Summary Compensation Table for Executive Officers

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, for each of the Company’s three most recently completed financial years to the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 (collectively the “Named Executive Officers”). Total compensation encompasses, as applicable, regular salary, dollar amount of option awards, non-equity incentive plan compensation which would include discretionary and non-discretionary bonuses, pension value with compensatory amounts for both defined and non-defined contribution retirement plans, and all other compensation which could include perquisites, tax gross-ups, premiums for certain insurance policies, payments resulting from termination, resignation, retirement or a change in control and all other amounts not reported in another column.

Name and Principal Position	Fiscal Year Ended January 31	Salary ($)	Share- based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)
Philip Gross, Interim President & Chief Executive Officer(1)	2012	27,620	Nil	142,000	Nil	Nil	N/A	Nil	169,620
Ike Makrimichalos Chief Financial Officer(2)	2012	56,616	Nil	28,400	Nil	Nil	N/A	Nil	85,016
Roland M. Larsen, President & Chief Executive Officer(3)	2012	227,876	Nil	Nil	Nil	Nil	N/A	7,853[4]	235,729
	2011	249,995	Nil	Nil	Nil	Nil	N/A	10,520(4)	260,515
	2010	249,986	Nil	2,260,424(5)	Nil	Nil	N/A	10,520(4)	2,520,930
J. Allan Ringler, Chief Financial Officer(6)	2012	14,129	Nil	Nil	Nil	Nil	N/A	Nil	14,129
	2011	40,921	Nil	Nil	Nil	Nil	N/A	Nil	40,921
	2010	34,146	Nil	190,400(5)	Nil	Nil	N/A	Nil	224,546

Notes:

(1)	Mr. Gross became Interim President and Chief Executive Officer on December 6, 2011.
(2)	Mr. Makrimichalos became Chief Financial Officer in August 2011.
(3)	Mr. Larsen ceased to be President and Chief Executive Officer on December 6, 2011.
(4)

This amount represents $2,468 (2011 - $3,346; 2010 - $3,346) for medical insurance paid by the Company and $5,385 (2011 - $7,174; 2010 - $7,174) for premiums pertaining to a $1,000,000 Term Life Insurance policy on the life of Mr. Larsen.

(5)

Mr. Larsen was granted options to acquire 4,155,191 Common Shares on June 26, 2009, exercisable at a price of $0.10 per Common Share and expiring on June 26, 2014. Mr. Ringler was granted options to acquire 350,000 Commons Shares on June 26, 2009, exercisable at a price of $0.10 per Common Share. Mr. Ringler’s options expired on September 17, 2011. The value of the option- based award is calculated using the grant date fair value ($0.544) multiplied by the number of options granted. The grant date fair value of $0.544 for each option has been calculated using the Black-Scholes Option Pricing Model using the following assumptions: risk-free interest rate of 2.53%; expected volatility of 187.73%; expected dividend yield of Nil; and expected option life of five years. Mr. Larsen’s options expired on April 11, 2012

(6)	Mr. Ringler was Chief Financial Officer from March 5, 2009 to June 17, 2011.
(7)

Mr. Gross was granted options to acquire 500,000 Common Shares on January 20, 2012, exercisable at a price of $0.30 per Common Share and expiring on January 20, 2017. Mr. Makrimichalos was granted options to acquire 100,000 Commons Shares on January 20, 2012, exercisable at a price of $0.30 per Common Share and expiring on January 20, 2017. The value of the option-based award is calculated using the grant date fair value ($0.284) multiplied by the number of options granted. The grant date fair value of $0.284 for each option has been calculated using the Black-Scholes Option Pricing Model using the following assumptions: risk-free interest rate of 1.29%; expected volatility of 206.2%; expected dividend yield of Nil; and expected option life of five years.

Incentive Plan Awards for Named Executive Officers

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each Named Executive Officer outstanding at the end of the financial year ended January 31, 2012, including awards granted before the financial year ended January 31, 2012.

Name	Option-based Awards(1)				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (U.S. $)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Philip Gross	500,000	0.30	January 20, 2017	Nil	Nil	Nil
Ike Makrimichalos	100,000	0.30	January 20, 2017	Nil	Nil	Nil
Roland Larsen	4,155,191(2)	0.10	June 26, 2014	Nil	Nil	Nil

Notes:

(1)	Based on the closing price of the common shares on the OTC Bulletin Board of U.S. $0.26 on January 31, 2012 less the exercise price in respect of such options.
(2)	Mr. Larsen’s options expired on April 11, 2012.

See “Compensation Discussion and Analysis – Elements of the Compensation Program” and “Compensation Discussion and Analysis Option-based Awards.”

Incentive Plan Awards – Value Vested or Earned During the Year

There was no value of option-based awards granted to Named Executive Officers which vested during the year ended January 31, 2012. The Company has not granted any share based awards nor does it have a non-equity compensation plan.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments of benefits at, following or in connection with retirement, or provide for retirement or deferred compensation plans for its Named Executive Officers or directors.

Compensation of Directors

Summary Compensation Table for Directors

The following table sets forth all amounts of compensation provided to the non-executive directors of the Company for the financial year ended January 31, 2012.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
James B. Clancy(3)	Cdn$62,575	Nil	Cdn$240,145	Nil	Nil	Nil	Cdn$302,720
John Fitzgerald(1)(3)	Cdn$575	Nil	Cdn$211,892	Nil	Nil	Nil	Cdn$212,467
Riyaz Lalani(1)(3)	Cdn$575	Nil	Cdn$211,892	Nil	Nil	Nil	Cdn$212,467

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Ken M. Strobbe(1)(3)	Cdn$575	Nil	Cdn$211,892	Nil	Nil	Nil	Cdn$212,467
Paul G. Smith(3)	Cdn$57,575	Nil	Cdn$240,145	Nil	Nil	Nil	Cdn$297,720
Kimberly L. Koerner(1)	$8,381	Nil	NIL	Nil	Nil	Nil	$8,831

(1)	Messrs. Fitzgerald, Lalani and Strobbe became directors on January 11, 2012.
(2)	Ms. Koerner ceased to be a director on January 11, 2012.
(3)	Fees received in Canadian dollars. Amounts shown based on the January 31, 2012 Bank of Canada noon rate of CDN$1 = USD$0.9948.

Board Fees

During the financial year ended January 31, 2012, each of the non-executive directors was entitled to annual compensation in the amount of Cdn$7,000 and the payments in connection with attending meetings of the Board and meetings of the Board’s committees. The Chairman of the Audit Committee was entitled to additional annual compensation of Cdn$5,000. Effective January 11, 2012, each of the non-executive directors were entitled to annual compensation on the amount of Cdn$10,000 in connection with attending meetings of the Board and meeting of the Board’s committees.

The directors are also entitled to receive stock options under the Stock Option Plan.

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each non-executive director outstanding at January 31, 2012, including awards granted before the financial year ended January 31, 2012.

Name	Option grant date	Option-based Awards				Share-based Awards
		Number of securities underlying unexercised options (#)(1)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the-money options (U.S.$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
(a)		(b)	(c)	(d)	(e)	(f)	(g)
James Clancy	June 26, 2009	200,000	0.10	June 26, 2014	32,000	Nil	Nil
	January 20, 2012	850,000	0.30	January 20, 2017	Nil
John Fitzgerald	January 20, 2012	750,000	0.30	January 20, 2017	Nil	Nil	Nil
Riyaz Lalani	January 20, 2012	750,000	0.30	January 20, 2017	Nil	Nil	Nil
Ken M. Strobbe	January 20, 2012	750,000	0.30	January 20, 2017	Nil	Nil	Nil
Paul G. Smith	June 26, 2009	200,000	0.10	June 26, 2014	32,000	Nil	Nil
	January 20, 2012	850,000	0.30	January 20, 2017	Nil
Kimberly L. Koerner(2)	June 26, 2009	2,405,000	0.10	June 26, 2014	Nil	Nil	Nil

Notes

(1)	Based on the closing price of the Common Shares on the OTC Bulletin Board of $0.26 on January 31, 2012 less the exercise price in respect of such options.
(2)	Ms. Koerner’s options expired on April 11, 2012.

See “Compensation Discussion and Analysis – Elements of the Compensation Program” and “Compensation Discussion and Analysis – Option-based Awards”, above.

Incentive Plan Awards – Value Vested or Earned During the Year

There was no value of option-based awards granted to directors which vested during the year ended January 31, 2012. The Company has not granted any share based awards nor does it have a non-equity compensation plan.

C. Board practices.

Information regarding the length of service of the members of the Board is shown in “Item 6.A. Directors and senior management.” Each director elected will hold office until the next annual meeting or until his successor is appointed, unless his office is earlier vacated in accordance with the CBCA and the bylaws of the Company.

There are no contracts providing for benefits upon termination to any director.

Responsibilities of the Board

The Board is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities. Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the Company's principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks. On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities. The performance of management, including the Company's Chief Executive Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. The Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company (i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective disclosure. Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded.

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

Committees of the Board

There are currently three committees of the Board being the Audit Committee, the CGC Committee and the Health, Safety, Environmental and Technical Committee (the “Technical Committee”). In addition to regularly scheduled meetings of the Board, its members are in continuous contact with one another and with the members of senior management.

Audit Committee

The Audit Committee shall be composed of three or more directors as determined by the Board, the composition of which shall satisfy applicable independence requirements of applicable securities regulatory authorities. Members shall be appointed annually from among the members of the Board. The Chair of the Audit Committee shall be appointed by the Board. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time. The following persons have been appointed to the Audit Committee: James B. Clancy (Chair), John Fitzgerald and Paul G. Smith.

The Audit Committee's primary duties and responsibilities are to:

(a) Identify and monitor the management of the principal risks that could impact the financial reporting of the Company;

(b) Oversee and monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(c) Oversee and monitor the independence and performance of the Company's external auditors; and

(d) Provide an avenue of communication among the external auditors, management and the Board.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the Board:

(a) Be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the auditors regarding financial reporting;

(b) Meet with the auditors and the senior management of the Company to review, and recommend to the Board for approval, the year-end audited financial statements, related Management’s Discussion and Analysis (“MD&A”) and earnings releases and financial reporting contained in public disclosure documents, including annual reports and annual information forms of the Company prior to any public disclosure thereof;

(e) Review with senior management and, if necessary, the auditors, and recommend to the Board for approval, the interim financial statements, related MD&A and earnings releases of the Company prior to any public disclosure thereof;

(f) Review, and recommend to the Board for approval, all financial statements or results of the Company which have not previously been approved by the Board and which are to be included in a prospectus, press release, material change report, offering document or other public disclosure document of the Company;

(g) Consider and be satisfied that adequate policies and procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, and periodically assess the adequacy of such procedures;

(h) Review the audit plans and the independence of the auditors;

(i) Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company;

(j) Meet with the auditors independently of management, including to consider any matter which the Audit Committee or auditors believe should be brought to the attention of the Board or the shareholders of the Company;

(k) In consultation with senior management, review annually and recommend for approval by the Board:

(i) the appointment of auditors at the annual general meeting of shareholders of the Company;

(ii) the remuneration of the auditors; and

(iii) the pre-approval of all non-audit services to be provided to the Company by the auditors. In fulfilling such requirement, if the Audit Committee deems it appropriate, the Audit Committee may form and delegate to subcommittees consisting of one or more members, the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting. The pre-approval of services pursuant to delegated authority may be given at any time up to one year before commencement of the specified service;

(l) Review with the auditors:

(iv) the scope of the audit;

(v) the significant changes in the Company's accounting principles, practices or policies; and

(vi) new developments in accounting principles, reporting matters or industry practices which may materially affect the financial statements of the Company;

(m) Review with the auditors and senior management the results of the annual audit, and make appropriate recommendations to the Board, having regard to, among other things:

(vii) the financial statements;

(viii) management's discussion and analysis and related financial disclosure contained in continuous disclosure documents;

(ix) significant changes, if any, to the initial audit plan;

(x) accounting and reporting decisions relating to significant current year events and transactions;

(xi) the audit findings report and management letter, if any, outlining the auditors' findings and recommendations, together with management's response, with respect to internal controls and accounting procedures;

(xii) any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

(xiii) any other matters relating to the conduct of the audit, including the review and opportunity to provide comments in respect of any press releases announcing year-end financial results prior to issue and such other matters which should be communicated to the Audit Committee under generally accepted auditing standards;

(n) Review with the auditors the adequacy of management's internal control procedures and management information systems and inquiring of management and the auditors about significant risks, including fraud risk, and exposures to the Company that may have a material adverse impact on the Company's financial statements, and inquiring of the auditors as to the efforts of management to mitigate such risks and exposures;

(o) Review disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer of the Company during their certification process related to the Company’s annual and quarterly regulatory filings, including with respect to any significant deficiencies in the design or operation of the Company’s internal control over financial reporting or material weaknesses therein, and any fraud involving management or other employees who have a significant role in the Company’s internal control over financial reporting;

(p) Monitor policies and procedures for reviewing directors' and officers' expenses and perquisites, and inquire about the results of such reviews;

(q) Review and approve written risk management policies and guidelines including the effectiveness of the overall process for identifying the principal risks affecting financial reporting;

(r) Review, and advise the Board of, issues relating to legal, ethical and regulatory responsibilities to monitor management's efforts to seek to ensure compliance, including any legal matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators of governmental agencies. Discuss with management and the auditors any correspondence with respect to such inquiries and published reports that raise material issues regarding the Company’s financial statements and accounting policies; and

(s) Establish procedures for:

(xiv) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

(xv) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Corporate Governance and Compensation Committee

The CGC Committee shall be composed of a minimum of three directors, each of whom shall be independent for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices. Members shall be appointed annually from among the members of the Board. The Chair of the CGC Committee shall be appointed by the Board. All members of the CGC Committee shall, subject to applicable exemptions therefrom, satisfy the experience requirements, if any, imposed by applicable securities regulatory authorities. The following persons have been appointed to the CGC Committee: Riyaz Lalani (Chair), James B. Clancy, John Fitzgerald and Paul G. Smith.

The overall purpose of the CGC Committee is to assist the Board in maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Company and to fulfil its oversight responsibilities in relation to compensation by developing, monitoring and assessing the Company’s approach to the compensation of its directors and senior management. The mandate of the CGC Committee includes reviewing and making recommendations to the Board, on an annual basis, the compensation paid to the Company’s executive officers and the Board and overseeing the administration of the Company’s compensation programs. The CGC Committee also recommends to the Board candidates for chief executive officer, the size and composition of the Board, qualification criteria for the selection of new directors, director nominees and nominees for the Chairman of the Board (and if applicable, the lead director).

Health, Safety, Environmental and Technical Committee

The Technical Committee shall be composed of a minimum of three directors, each of whom shall satisfy independence requirements of National Instrument 58-101 Disclosure of Corporate Governance Practices. Members shall be appointed annually from among the members of the Board. The Chair of the Technical Committee shall be appointed by the Board. All members of the CGC Technical Committee shall satisfy the experience requirements, if any, imposed by applicable securities regulatory authorities. The following persons have been appointed to the Technical Committee: John Fitzgerald (Chair), James B. Clancy, Riyaz Lalani, Ken Strobbe and Paul G. Smith.

The overall purpose of the Technical Committee is to assist the Board in its oversight responsibilities relating the Company’s establishment of health, safety and environmental policies for its mining operations and to review their appropriateness on an ongoing basis to reflect the Company’s commitment to the health and safety of workers at its sites; and the Company’s commitment to environmental stewardship, public responsibility, social progress and economic growth. The Technical Committee also is charged with the responsibility for reviewing the technical aspects of the Company’s exploration, development, permitting, construction and mining programs and, in the Technical Committee’s discretion, make recommendations to the Board for consideration.

Conflicts of Interest

Some of the directors and officers of Royal Standard also serve as directors and officers of other companies involved in the resource exploration sector. Consequently, there exists a possibility for any such officer or director to be placed in a position of conflict. Each such director or officer is subject to fiduciary duties and obligations to act honestly and in good faith with a view to the best interests of the Company. Similar duties and obligations will apply to such other companies. Thus, any future transaction between the Company and such other companies will be for bona fide business purposes and approved by a majority of disinterested directors of the Company.

D. Employees.

In addition to the listed officers, at January 31, 2012, the Company had 18 full-time and no part-time employees.

E. Share ownership.

		Number of Common	Percentage of Common
		Shares Beneficially	Shares Beneficially
		Owned as of April 30,	Owned as of April 30,
Name	Office Held	2012	2012
James B. Clancy	Director	Nil	0%
John Fitzgerald	Director	Nil	0%
Riyaz Lalani	Director	Nil	0%
Ken M. Strobbe	Director	Nil	0%
Paul G. Smith	Chairman and Director	300,000	0.36%
Philip Gross	Interim President and Chief Executive Officer	Nil	0%
Ike Makrimichalos	Chief Financial Officer	Nil	0%

See “B. Compensation - Compensation of Executive Officers – Incentive Plan Awards for Named Executive Officers” and “B. Compensation - Compensation of Directors – Incentive Plan Awards for Directors” for details of options granted to the above officers and directors.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

To the knowledge of the directors and officers of the Company based on reports filed on Schedule 13G/A pursuant to Rule 13d-1(c) of the Securities Exchange Act of 1934 (Amendment No. 5) and on www.sedar.com pursuant to National Instrument 62-103 of the Canadian Securities Administrators, Sprott Asset Management LP exercises direction or control over 11.8% of the outstanding voting securities of the Company of which the Sprott Canadian Equity Fund beneficially owns 6.9% .

B. Related party transactions.

Other than as described below, no director, senior officer, principal holder of securities, or any associate, affiliate, or family member thereof, of the Company has any material interest, direct or indirect, in any transaction since the commencement of the Company's last fiscal year or in any proposed transaction which, in either case, has or will materially affect the Company.

The Company paid salaries and benefits to directors and officers in the amount of $471,380 for the year ended January 31, 2012 and $316,911 for the year ended January 31, 2011. The Company also made $501,799 in stock-based payments. The board of directors does not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services.

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc., a company providing financial services to the Company.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements

See “Item 17. Financial Statements.”

Legal Proceedings

See note “18. Contingencies” in the notes to the above-referenced financial statements.

Dividends

The Company does not anticipate paying dividends in the foreseeable future

B. Significant Changes.

IFRS – The Canadian Accounting Standards Board ("AcSB") has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal years beginning on or after January 1, 2011. Accordingly, the Company began reporting interim and annual consolidated financial statements (with comparatives) in accordance with IFRS beginning with the quarter ended April 30, 2011. The Company's 2012 interim and annual consolidated financial statements included comparative 2011 financial statements, adjusted to comply with IFRS. See the Company's Management Discussion and Analysis for the Year Ended January 31, 2012 included in Item 17 of this annual report on Form 20-F.

IFRS 9 Financial Instruments ("IFRS 9")

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements ("IFRS 10")

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs ("Special purpose entities") in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements ("IFRS 11")

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 - Joint Controlled Entities Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement ("IFRS 13")

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 1 Presentation of Financial Statements

IAS 1 was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

IAS 28 Investments in Associates and Joint Ventures

As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. IAS 28 is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Future Accounting Changes

The IASB is expected to publish new IFRSs on the following topics in early 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published.

  Hedge accounting
  Leases
  Revenue recognition and
  Financial instruments

Item 9. The Offer and Listing

A. Offer and listing details.

The issued and outstanding share capital of Royal Standard consists solely of its Common Shares. The Common Shares of Royal Standard are without nominal or par value. Subject to the prior rights of holders of Preferred Shares (as hereinafter defined), if any, each Common Share ranks equally with all other Common Shares with respect to dissolution, liquidation or winding-up of Royal Standard and payment of dividends. The holders of Common Shares are entitled to one vote for each share held of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board of Royal Standard out of funds legally available therefor and to receive pro rata the remaining property of Royal Standard on dissolution. The holders of Common Shares have no preemptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

The common shares of the Company are quoted on the OTC Bulletin Board under the symbol “RYSMF.” The Company’s common shares were previously listed and traded on the TSX Venture Exchange (the “TSXV”) and were voluntarily delisted from the TSXV effective May 11, 2009.

The following tables set forth the reported high and low sales prices on the TSXV and the OTC Bulletin Board, respectively, for the periods specified below.

TSXV (Cdn$)

Period	High (Cdn$)	Low (Cdn$)
Fiscal year ended January 31, 2008	0.90	0.34
Fiscal year ended January 31, 2009	0.45	0.04

OTC Bulletin Board (US$)

Period	High	Low

Fiscal year ended January 31, 2008	0.80	0.35
Fiscal year ended January 31, 2009	0.46	0.04
Fiscal year ended January 31, 2010	0.15	0.03
Fiscal year ended January 31, 2011	0.12	0.06
Fiscal year ended January 31, 2012	0.29	0.06

Period	High	Low

Quarter ended April 30, 2010	0.12	0.06
Quarter ended July 31, 2010	0.11	0.07
Quarter ended October 31, 2010	0.09	0.06
Quarter ended January 31, 2011	0.09	0.06
Quarter ended April 30, 2011	0.12	0.07
Quarter ended July 31, 2011	0.14	0.06
Quarter ended October 31, 2011	0.18	0.10
Quarter ended January 31, 2012	0.29	0.14

Period	High	Low

November 2011	0.17	0.14
December 2011	0.23	0.18
January 2012	0.29	0.21
February 2012	0.28	0.24
March 2012	0.26	0.22
April 2012	0.25	0.15

B. Plan of distribution.

Not applicable.

C. Markets.

The Common Shares currently trade on the OTC Bulletin Board under the symbol "RYSMF".

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information

A. Share capital.

Not applicable.

B. Memorandum and articles of incorporation.

The articles of incorporation, amendments thereto and articles of continuance, as well as the location of the registered office of the Company, are described under Item 4.A.”History and Development of the Company”, above. The Company is continued under the CBCA under Corporation No. 681198-1. The articles of continuance of the Company do not place any restrictions on the Company’s objects and purposes.

On December 12, 2011 the Board approved the repeal of former general By-Law No. 1 and adopted ByLaw No. 2, being a new by-law relating generally to the conduct of the business and affairs of the Company. On January 11, 2012, the shareholders of the Company ratified the repeal of By-Law No. 1 and confirmed By-Law No. 2 as the new general by-law.

Meetings of Shareholders

Subject to the CBCA, meetings of shareholders are held at such time and at such place, within or outside Canada, as the Board, the chair of the Board, the chief executive officer or the president may from time to time determine. Annual shareholders’ meetings must be held yearly, not later than fifteen months after the preceding general meeting but no later than six months after the end of its preceding financial year, to consider the financial statements and auditor’s report thereon, elect directors, appoint auditors and consider such other business that may properly brought before the meeting.

Pursuant to the CBCA the holders of not less than five percent of the issued and outstanding shares that carry the rights to vote (i.e. Common Shares) may requisition the Board to call a meeting of shareholders for the purposes stated in the requisition by sending the requisition to each director and to the Company’s registered office. Upon the requisition of shareholders, the Board must proceed to convene the meeting or meetings to be held in the manner set forth in the Company’s by-laws and the CBCA, as applicable. The requisition shall state the business to be transacted at the meeting.

Subject to the CBCA and applicable securities law, notice of the time and place of each meeting of shareholders, along with a management information circular and form of proxy, shall be sent not less than 21 days nor more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditors. These materials are filed with the Canadian securities regulatory authorities and the SEC. If a meeting of shareholders is adjourned for less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned.

A quorum is present at a meeting of shareholders if two persons are present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for an absent shareholder so entitled, and together holding or representing by proxy not less than five percent of the outstanding shares of the Company entitled to vote at the meeting. The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat and others who, although not entitled to vote, are entitled or required under any provisions of the CBCA, other applicable law or the articles to be present at the meeting. Any other person maybe admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

The CBCA also prescribes the method under which proposals may be made by shareholders entitled to vote. The shareholder must submit to the Company, within a prescribed period, a notice of any matter that the person proposes to raise at the meeting. The Company is required to set out the proposal in the management proxy circular and the proposing shareholder may request to include a supporting statement. If the Company does not include the proposal in the management proxy circular, it must send a notice of refusal to the proposing shareholder including the reasons why the proposal will not be included. Either the shareholder and/or the Company may apply to the courts claiming grievance.

Directors

The Board shall manage, or supervise the management of, the business and affairs of the Company. Each of the directors and officers shall act honestly and in good faith with a view to the best interests of the Company and exercise care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Directors stand for election at the annual general meeting of shareholders, and there are no staggered terms. At least 25 percent of the Board must be resident Canadians. However, if there are less than four directors, at least one director must be a resident Canadian.. A director is not required to hold any shares of the Company to qualify as a director. Neither the articles nor the by-laws provide for retirement or non-retirement of directors under an age limit.

Subject to the Company’s by-laws and articles, the Board may fix the remuneration of the members of the Board. To the extent permitted by law, no director or officer for the time being of the Company shall be liable for: (i) the acts, receipts, neglects or defaults of any other director or officer or employee; (ii) joining in any receipt or other act for conformity; (iii) any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by the Company or for or on behalf of the Company; (iv) the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Company shall be placed out or invested; (v) any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom or which any moneys, securities or other assets belonging to the Company shall be lodged or deposited; (vi) any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Company or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Company and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Company shall be employed by or shall perform services for the Company otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Company, the fact of his being a director or officer of the Company shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

The Company shall indemnify its directors and officers, a former director or officer of the Company or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity. The Company may not indemnify an individual in connection with the foregoing unless the individual: (a) acted honestly and in good faith with a view to the Company’s best interests or that of another entity for which the individual acted as a director or officer or in a similar capacity at the Company’s request, as the case may be; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The Company has entered into such indemnity agreements with its directors and officers.

A director or officer who is a party to a material transaction or material contract or proposed material transaction or material contract with the Company, is a director or an officer of, or acts in a capacity similar to a director or officer of, or has a material interest in any person who is, a party to a material transaction or material contract or proposed material transaction or material contract with the Company shall disclose the nature and extent of his interest at the time and in the manner provided in the CBCA. Except as provided in the CBCA (including in the case of director remuneration), no such director of the Company shall vote on any resolution to approve any transaction. If a material transaction or material contract is made between the Company and one or more of its directors or officers, or between the Company and another person of which a director or officer of the Company is a director or officer or in which he/she has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the transaction or contract is present at or is counted to determine the presence of a quorum at a meeting of the Board or committee of Board that authorized the transaction, if the director or officer disclosed his interest in accordance with the provisions of the CBCA, the transaction or contract was approved by Board or shareholders, as the case may be, and it was reasonable and fair to the Company at the time it was approved.

The CBCA provides that, unless the articles or by-laws otherwise provide, the directors may:

(a)	borrow money upon the credit of the Company;

(b)	issue, reissue, sell or pledge or hypothecate debt obligations of the Company;

(c)	give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

(d)	mortgage, hypothecate, charge, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

The directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the Company. The CBCA requires the directors to submit any such by-law, amendment or repeal to the Company’s shareholders at the next meeting of shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal.

Limitations on Ownership of Securities

Except as described under Item 10.D. “Exchange Controls”, below, there are no limitations on the right to own securities imposed by foreign law to the Company’s knowledge or by the articles of the Company.

Share Capital

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, and an unlimited number of preferred shares issuable in series (“Preferred Shares”). Please see Item 9.A. “Offer and listing details”, for the rights, privileges, restrictions and conditions attaching to the Common Shares. The rights attaching to the Common Shares and the Preferred Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

The following summarizes the key rights, privileges, restrictions and conditions attached to Preferred Shares.

Series

The Preferred Shares are issuable in series with such preferred, deferred or other special rights, privileges, restrictions, conditions and designations attached thereto as shall be fixed from time to time by any resolutions which may be passed by the directors, including:

(a)	the rate, amount or method of calculation of any dividends, provided always that dividends on each series of Preferred Shares shall be non-cumulative;

(b)	any right of redemption and/or purchase and the redemption or purchase prices and terms and conditions of any such right;

(c)	any right of retraction vested in the holders of Preferred Shares of such series and the prices and terms and conditions of any such rights;

(d)	any rights upon dissolution, liquidation or winding-up of the Company;

(e)	any voting rights; and

(f)	any other provisions attaching to any such series of Preferred Shares.

Priority

The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to a preference and priority over the Common Shares and over any other shares of the Company ranking junior to the Preferred Shares.

Notices and Voting

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares, the holders of Preferred Shares shall not, as such, be entitled to receive notice of or to attend meetings of the shareholders of the Company nor shall they have any voting rights for the election of directors or for any other purpose except as provided in the CBCA.

Purchase for Cancellation

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares, the Company may at any time or from time to time purchase for cancellation the whole or any part of the Preferred Shares outstanding at such time. In the case of the purchase for cancellation by private contract, the Company shall not, except as required by law, be required to purchase Preferred Shares from all holders or series of Preferred Shares or to offer to purchase the shares of any other class or any series of shares before proceeding to purchase from any one holder of Preferred Shares nor shall it be required to make purchases from holders of Preferred Shares on a pro rata basis.

Redemption

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares, the Company may, at its option, redeem all or from time to time any part of the outstanding Preferred Shares on payment to the holders thereof, for each share to be redeemed, the redemption price per share, together with all dividends declared thereon and unpaid

Retraction

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares and partial redemption obligations set forth below, a holder of Preferred Shares shall be entitled to require the Company to redeem at any time and from time to time after the date of issue of any Preferred Shares, upon giving notice, all or any number of the Preferred Shares registered in the name of such holder on the books of the Company at the redemption price per share, together with all dividends declared thereon and unpaid.

Partial Redemption

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares, if the redemption by the Company on any option redemption date of all of the Preferred Shares to be redeemed on such date would be contrary to any provisions of the CBCA or any other applicable law, the Company shall be obligated to redeem only the maximum number of Preferred Shares which the Company determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Preferred Shares required by each such holder to be redeemed by the Company. The Company shall, before redeeming any other Preferred Shares, redeem on the first day of each month thereafter the maximum number of such Preferred Shares so required by holders to be redeemed as would not then by contrary to any provisions of the CBCA or any other applicable law, until all of such shares have been redeemed.

Liquidation, Dissolution and Winding Up

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares, in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Company among the holders of any other shares, for each Preferred Share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid.

C. Material contracts.

1.

Senior Secured Gold Stream Credit Agreement between Manhattan Mining Co., certain guarantors and Waterton Global Value, L.P., by the general partner of its general partner, Cortleigh Limited, dated August 26, 2011. See note 12 to the Consolidated Financial Statements, included in Item 17 of this annual report or Form 20-F.

2.	In order to maintain its property on the Goldwedge project, the Company has to pay annual claim renewal fees to the BLM of approximately $15,000.

3.

In order to maintain its lease agreements on the Piñon Project, the Company had to make annual payments of $79,100 for the year ended January 31, 2012 and a commitment of $175,000 (incurred) in exploration expenses, which include claim renewal fees of $15,000 to the BLM.

4.	In order to maintain the lease agreements on the Fondaway Project, the Company has to make option payments of $35,000 and has to pay claim renewal fees to the BLM of approximately $15,000.

D. Exchange controls.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, including foreign exchange controls, or that affects the remittance of dividends, interest or other payments to non-resident holders of Common Shares, other than withholding tax requirements and potential capital gain on the disposition of the Common Shares under certain circumstances. See “Item 10.E. Taxation”.

E. Taxation

Canadian Federal Income Tax Considerations

The following is a summary of certain Canadian federal income tax provisions under the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”) applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the Tax Act. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company's Common Shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm'slength with the Company, (ii) are not resident or deemed to be resident in Canada, (iii) hold the Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

This summary does not apply to a shareholder that is a “financial institution” (as defined in the Tax Act for the purpose of the “mark-to-market” rules), to a shareholder an interest in which is a “tax shelter investment” (as defined in the Tax Act) or to a shareholder that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency.

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Common Shares will generally be subject to Canadian withholding tax at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common Shares on a redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market).

Where a Non-Resident Holder is a resident of the United States for purposes of the Canada-United States Tax Convention (1980) and is fully entitled to the benefits under such treaty, the applicable rate of Canadian withholding tax is generally reduced to 15% of the gross amount of the dividends (or 5% in the case of a resident of the United States that is a company beneficially owning at least 10% of the Company’s voting shares).

A Non-Resident Holder will generally not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are "taxable Canadian property" within the meaning of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

The Common Shares will generally not constitute taxable Canadian property of the Non-Resident Holder unless at any time during the 60-month period that ends at that time more than 50% of the fair market value of the Common Shares of the Company was derived directly or indirectly from one, or any combination of, real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Certain provisions of the Tax Act may deem property to be ‘‘taxable Canadian property’’ of a Non-Resident Holder in specific circumstances. Non-Resident Holders should consult their own tax advisors for advice having regard to their particular circumstances.

United States Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS ANNUAL REPORT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary describes certain material U.S. federal income tax considerations generally applicable to “U.S. Holders” (as defined below) with respect to the ownership and disposition of the Company’s common shares offered hereunder. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary or proposed), administrative rulings of the Internal Revenue Service (“IRS”), judicial decisions and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “U.S.-Canada tax treaty”), as in effect and available as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. It addresses only U.S. Holders that hold the Company’s common shares as capital assets within the meaning of Section 1221 of the Code (generally, assets held for investment purposes). The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their particular circumstances, nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans, regulated investment companies, common trust funds, U.S. Holders subject to the alternative minimum tax, U.S. Holders holding the Company’s common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to market method of accounting for their securities holdings, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and persons that acquired the Company’s common shares in connection with the performance of services. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds the Company’s common shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

As used herein, the term “U.S. Holder” means a beneficial owner of the Company’s common shares that is (i) a citizen or individual resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation (or an entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (B) it has properly elected under applicable Treasury Regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) may depend on both the partner’s and the partnership’s status and the activities of such partnership. Partnerships that are beneficial owners of the Company’s common shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the ownership and disposition of the Company’s common shares.

THIS SUMMARY IS OF A GENERAL NATURE ONLY. IT IS NOT INTENDED TO CONSTITUTE, AND SHOULD NOT BE CONSTRUED TO CONSTITUTE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. HOLDER. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

Ownership and Disposition of the Company’s Common Shares

Distributions. Subject to the discussion below under “United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules” and “United States Federal Income Tax Considerations – Controlled Foreign Corporations,” distributions made with respect to the Company’s common shares (including any Canadian taxes withheld from such distributions) generally will be included in the gross income of a U.S. Holder as dividend income to the extent of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s current and accumulated earnings and profits, if made with respect to the Company’s common shares, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in such common shares, and thereafter as capital gain.

For taxable years beginning before January 1, 2013, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividends is an individual, estate, or trust, and (c) such dividend is paid on the Company’s shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if the Company is eligible for the benefits of the U.S.-Canada tax treaty or, if not, the Company’s shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the taxable year during which it pays a dividend or for the preceding taxable year.

As discussed below, the Company has not made a determination of whether it is or has been a PFIC. It is possible that the Company currently is, may have been or will be a PFIC.

If any dividends are paid in Canadian dollars, the amount includible in gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the payment, regardless of whether the payment is actually converted into U.S. dollars. If any Canadian dollars actually or constructively received by a U.S. Holder are later converted into U.S. dollars, such U.S. Holder may recognize gain or loss on the conversion, which will be treated as ordinary gain or loss. Such gain or loss generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit purposes.

A U.S. Holder may be entitled to deduct or claim a credit for Canadian withholding taxes, subject to applicable limitations in the Code. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” However, the amount of a distribution with respect to the common shares that is treated as “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid to a U.S. Holder generally will constitute “foreign source” income and generally will be categorized as “passive category” income. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Dispositions. Subject to the discussion below under “United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules” and “United States Federal Income Tax Considerations – Controlled Foreign Corporations,” upon the sale, exchange or other taxable disposition of the Company’s common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon the sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such common shares. Capital gain or loss recognized upon a sale, exchange or other taxable disposition of the Company’s common shares will generally be long-term capital gain or loss if the U.S. Holder’s holding period with respect to such common shares disposed of is more than one year at the time of the sale, exchange or other taxable disposition. The deductibility of capital loss is subject to limitations.

Passive Foreign Investment Company Rules

The foregoing discussion assumes that the Company is not a PFIC. Certain adverse U.S. federal income tax rules generally apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is treated as a PFIC. In general, a non-U.S. corporation will be treated as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets produce or are held for the production of passive income. Special rules apply where a non-U.S. corporation owns, directly or indirectly, at least 25% (by value) of the shares of another corporation (a “lower-tier corporation”).

For purposes of determining whether the Company is a PFIC, it will be treated as if it held its proportionate share of the assets of any lower-tier corporation and received directly its proportionate share of the income of any lower-tier corporation.

For purposes of the PFIC rules, and subject to certain exceptions, passive income generally includes dividends, interest, certain rents and royalties, and the excess of gains over losses from certain commodities transactions, including transactions involving oil and gas. However, gains and losses from commodities transactions generally are excluded from the definition of passive income if (i) such gains or losses are derived by a non-U.S. corporation in the active conduct of a commodity business, and (ii) “substantially all” of such corporation’s business is as an active producer, processor, merchant or handler of commodities of like kind (the “active commodities business exclusion”).

The Company has not made a determination as to its PFIC status for the current or any past taxable years. PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Thus, there can be no assurance that the Company is not a PFIC for the current taxable year, has not been for any past taxable years or will not be a PFIC for any future taxable years.

The following U.S. federal income tax consequences generally will apply to a U.S. Holder of the Company’s common shares if the Company is treated as a PFIC:

Distributions. Distributions made by the Company with respect to its common shares, to the extent such distributions are treated as “excess distributions” pursuant to Section 1291 of the Code, must be allocated rateably to each day of the U.S. Holder’s holding period for such common shares. The amounts allocated to the taxable year during which the distribution is made, and to any taxable years in such U.S. Holder’s holding period which are prior to the first taxable year in which the Company is treated as a PFIC, are included in such U.S. Holder’s gross income as ordinary income for the taxable year of the distribution. The amount allocated to each other taxable year is taxed as ordinary income in the taxable year of the distribution at the highest tax rate in effect for the U.S. Holder in that other taxable year and is subject to an interest charge at the rate applicable to underpayments of tax. Any distribution made by the Company that does not constitute an excess distribution would be treated in the manner described under “United States Federal Income Tax Considerations — Ownership and Disposition of the Company’s Common Shares — Distributions,” above.

Dispositions. The entire amount of any gain realized upon the U.S. Holder’s disposition of the Company’s common shares generally will be treated as an excess distribution made in the taxable year during which such disposition occurs, with the consequences described above.

Elections. In general, the adverse U.S. federal income tax consequences of holding stock of a PFIC described above may be mitigated if a U.S. shareholder of the PFIC is able to, and timely makes, a valid qualified electing fund (“QEF”) election with respect to the PFIC or a valid mark-to-market election with respect to the stock of the PFIC. U.S. Holders should be aware that there can be no assurance that the Company will supply U.S. Holders with the information and statements that such U.S. Holders require to make a QEF election under Section 1295 of the Code.

Under recently enacted U.S. tax legislation and subject to future guidance, if the Company is a PFIC, U.S. Holders will be required to file an annual information return with the IRS (on IRS Form 8621, which will be required to be filed with income tax or information returns) relating to their ownership of the common shares (the “general filing requirement”). In addition under the current version of the Instructions to IRS Form 8621, if the Company is a PFIC, U.S. Holders generally will be required to file IRS Form 8621 if they receive excess distributions from or dispose of the common shares or in order to make certain tax elections with respect to the common shares (“the reportable transaction filing requirement”). Pursuant to recent IRS guidance, the IRS has temporarily suspended the general filing requirement under the recent legislation until the IRS releases a revised IRS Form 8621 which reflects the recently enacted U.S. tax legislation. However, the reportable transaction filing requirement is not affected by the temporary suspension set forth in the recent IRS guidance and continues to apply to PFIC shareholders under the current version of the Instructions to IRS Form 8621.

U.S. Holders should consult their own tax advisors as to the tax consequences of owning and disposing of stock in a PFIC, including the availability of any elections that may mitigate the adverse U.S. federal income tax consequences of holding stock of a PFIC.

Certain Controlled Foreign Corporation Rules

If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The Company’s classification as a CFC would bring into effect many complex results, including that under Section 1248 of the Code, gain from the disposition of the Company’s common stock by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the disposition will be treated as a dividend to the extent of the Company’s earnings and profits attributable to the common shares sold or exchanged.

If the Company is classified as both a PFIC and a CFC, the Company generally will not be treated as a PFIC with respect to 10% Shareholders.

The Company has made no determination as to whether it currently meets or has met the definition of a CFC, and there can be no assurance that it will not be considered a CFC for the current or any future taxable year.

The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Surtax on Unearned Income

For tax years beginning after December 31, 2012, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on “net investment income.” Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. Net investment income would be reduced by properly allocable deductions to such income.

Information Reporting and Backup Withholding Tax

Dividend payments made with respect to shares of the Company’s stock and proceeds from the sale, exchange or other disposition of common shares may be subject to information reporting requirements, and to possible U.S. backup withholding (currently at a rate of 28%). In general, backup withholding will apply with respect to reportable payments made to a U.S. Holder unless (i) the U.S. Holder is a corporation or other exempt recipient and, if required, demonstrates such exemption, or (ii) the U.S. Holder furnishes the payor with a taxpayer identification number on IRS Form W-9 in the manner required, certifies under penalty of perjury that such U.S. Holder is not currently subject to backup withholding and otherwise complies with the backup withholding requirements.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding imposed on a payment to a holder will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Additional Reporting Requirements

Recently-enacted U.S. tax legislation generally requires a U.S. individual to report to the IRS certain interests owned by such individual in stock issued by a non-U.S. person (such as the Company’s common shares), if the aggregate value of all such interests exceeds $50,000. This reporting requirement is subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution), and applies for tax years beginning after March 18, 2010. Pursuant to recent IRS guidance, this reporting requirement has been suspended until the IRS releases IRS Form 8938. Additional guidance is expected regarding the specific information that will be required to be reported on IRS Form 8938. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF THE COMPANY’S COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

Documents concerning the Company that are referred to in this annual report on Form 20-F may be inspected at 50 Richmond Street East, Suite 101, Toronto, Ontario M5C 1N7 during regular business hours of the Company.

You may also review a copy of the Company’s filings with the SEC, including exhibits and schedules filed with this annual report on Form 20-F, at the SEC's public reference room 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of such materials upon payment of a duplicating fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

You may read and copy any reports, statements or other information that the Company files with the SEC at the addresses indicated above and you may also access some of them electronically at the website set forth above. These SEC filings are also available to the public from commercial document retrieval services.

The Company also files reports, statements and other information with the Canadian Securities Administrators (the “CSA”), and these can be accessed electronically at the CSA's System for Electronic Document Analysis and Retrieval website (http://www.sedar.com).

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board. The Board also provides regular guidance for overall risk management.

Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.

Credit risk. Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, reclamation bonds and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity risk. Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2012, the Company had a cash balance of $629,553 January 31, 2011 ($102,038) to settle current liabilities of $6,120,109 (January 31, 2011 - $935,688). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company continues to seek sources of additional capital to improve its liquidity position.

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

(b) Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the United States dollar ("U.S. dollar") and major purchases are transacted in U.S. dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

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

Sensitivity analysis

As of January 31, 2012, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

  The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2012, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the twelve months ended January 31, 2012 would have been approximately $15,000 higher/lower. Similarly, as at January 31, 2012, reported shareholders' equity would have been approximately $15,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

  Cash, sundry receivables, due from and to related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2012, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net loss and comprehensive loss would be affected by approximately $36,000.

  Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As at January 31, 2012, the Company was not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

  The fair value of the embedded derivative on long-term debt is determined by the gold price at the repayment dates. When the gold price is over $1,600 per ounce, the embedded derivative would have a value. As at January 31, 2012, had the future gold price increased/decreased $50 per ounce, it would affect net loss and comprehensive loss by approximately $57,000.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On January 11, 2012, the shareholders of the Company approved the adoption of a shareholder rights plan agreement dated December 23, 2010 (the “Rights Plan”). The following description of the Rights Plan is qualified in its entirety by reference to the Rights Plan, which is filed as Exhibit 2.1 to this annual report on Form 20-F.

Purpose of the Rights Plan

The primary purpose of the Rights Plan is to seek to ensure that, in the context of a bid for control of the Company through an acquisition of shares, all shareholders have an equal opportunity to participate in the bid and are given adequate time to access the bid. The Rights Plan in no way prohibits a change of control of the Company in a transaction that is procedurally fair to shareholders. The Rights Plan does not attempt to discourage bids. It allows a potential bidder to make a "permitted bid" directly to the shareholders of the Company without the prior approval of the Board. Such permitted bid must be made to all shareholders and must remain open for a minimum period of 60 days after the date of the bid and for a further period of 10 business days after the bidder publicly announces that the shares deposited constitute more than 50% of the outstanding Common Shares held by independent shareholders.

Summary of the Rights Plan

The following summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

Issuance of Rights

Pursuant to the Rights Plan, one Right has been issued and has attached to each Common Share of the Company outstanding as of 4:00 p.m. (Toronto time) on December 23, 2010, the date of implementation of the Company's Rights Plan, and one Right will continue to be issued in respect of each Common Share issued thereafter prior to the earlier of the Separation Time (as defined below) and the expiration time.

Each Right entitles the holder thereof to purchase from the Company one Common Share at the exercise price equal to five times the market price per Common Shares determined as at the Separation Time, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”). The Rights are not exercisable until the Separation Time. If a Flip-in Event (defined below) occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, that number of Common Shares of the Company, having an aggregate market price on the date of the occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

Trading of Rights

Until the occurrence of certain specific events, the Rights will trade with the Common Shares of the Company and not be represented by any certificates for such Common Shares. The Rights will separate and trade separately from the Common Shares to which they are attached and will become exercisable from and after the Separation Time.

Separation Time

The “Separation Time” will occur on the close of business on the tenth trading day after the earliest of: (a) the date of public announcement by the Company or an Acquiring Person (defined below) of facts indicating that a person has become an Acquiring Person, (b) the date that any person commences or announces an intention to commence a take-over bid, and (c) the date on which a Permitted Bid (as defined below) or a Competing Permitted Bid ceases to qualify as such, or such later date as the Board may determine.

Acquiring Person

In general, an “Acquiring Person” is a person who is the beneficial owner of 20% or more of the outstanding voting shares of the Company. Excluded from the definition of “Acquiring Person” are the Company and its subsidiaries, and any person who becomes the beneficial owner of 20% or more of the outstanding voting shares of the Company as a result of one or more or any combination of a Voting Share Reduction, Permitted Bid Acquisitions, Exempt Acquisition, a Pro Rata Acquisition, or a Convertible Security Acquisition. The definitions of “Voting Share Reduction”, “Permitted Bid Acquisitions”, “Exempt Acquisition”, a “Pro Rata Acquisition”, or a “Convertible Security Acquisition” are set out in the Rights Plan. However, in general:

(a)      a “Voting Share Reduction” means an acquisition or redemption by the Company or a subsidiary of voting shares which by reducing the number of voting shares outstanding increases the percentage of outstanding voting shares beneficially owned by any person to 20% or more of the voting shares outstanding;

(b)      a “Permitted Bid Acquisition” means a voting share acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid;

(c)      an “Exempt Acquisition” means an acquisition of voting shares: (i) in respect of which the directors have waived the application of the Flip-in Event provisions of the Rights Plan; (ii) pursuant to a distribution by the Company of voting shares or convertible securities (x) pursuant to a prospectus or similar document (provided that the purchaser does not thereby beneficially own a greater percentage of voting shares or convertible securities so offered than the percentage of voting shares or convertible securities beneficially owned by the purchaser immediately prior to such acquisition) or (y) by private placement provided that in such case, all necessary stock exchange approvals have been obtained and complied with and the purchaser does not become the beneficial owner of more than 25% of the voting shares issued and outstanding immediately prior to the private placement (and in making this determination, the securities to be issued to such purchaser on the private placement will be deemed to be held by such purchaser but shall not be included in the aggregate number of outstanding voting shares immediately prior to the private placement); and (iii) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval;

(d)      a “Pro Rata Acquisition” means: (i) an acquisition as a result of a stock dividend or a stock split or other event pursuant to which a person receives or acquires voting shares on the same proportionate basis as all other holders of the same class of voting shares; (ii) the acquisition pursuant to a dividend reinvestment plan of the Company or other plan made available by the Company to the holders of voting shares generally; or (iii) the receipt and/or exercise of rights (other than the Rights) issued by the Company to all holders of a class of voting shares to subscribe for or purchase voting shares, provided that such rights are acquired directly from the Company and not from any other person; and

(e)      a “Convertible Security Acquisition” means the acquisition of voting shares on the exercise, conversion or exchange of convertible securities acquired by a person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or Pro Rata Acquisition.

Also excluded from the definition of “Acquiring Person” are underwriters or members of a banking or selling group acting in such capacity in connection with a distribution of securities, and a Person (a “Grandfathered Person”) who is the beneficial owner of 20% or more of the outstanding voting shares of the Company as at the record time; provided, however, that this exception ceases to be applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the record time, become the Beneficial Owner of any additional voting shares outstanding at the record time, other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

In addition, for purposes of determining whether a Flip-in Event has occurred, generally, a person (including a trust company) who is engaged in the business of managing investment funds for others and, as part of such person's duties for fully managed accounts, holds or exercises voting or dispositive power over voting shares in the ordinary course of business, would not, by reason thereof, be considered to be the beneficial owner of such voting shares. Exemptions are also provided for Crown agents and statutory or other registered pension plans or funds. In each case, the exemption ceases to apply in the event that the exempt person is making a take-over bid (other than pursuant to a distribution by the Company, pursuant to a Permitted Bid or Competing Permitted Bid or by means of ordinary course market transactions).

Flip-in Event

If a transaction occurs prior to the expiration time pursuant to which any person becomes an Acquiring Person (a “Flip-in Event”), then each Right will constitute within ten trading days of such occurrence that each Right (except for Rights beneficially owned by the Acquiring Person, its affiliates or associates and/or persons acting jointly or in concert with the foregoing) shall thereafter constitute the right to purchase from the Company upon payment of the exercise price that number of Common Shares of the Company having an aggregate market price on the date of the occurrence of such Flip-in Event equal to twice the exercise price for an amount in cash equal to the exercise price (subject to anti-dilution adjustments).

Permitted Bid

A “Permitted Bid” is a take-over bid where the bid is made by way of a take-over bid circular and is a bid that complies with, among other things, the following: (a) the take-over bid must be made to all holders of voting shares other than the bidder; and (b) (i) the take-over bid must not permit the bidder to take up any Common Shares that have been tendered pursuant to the take-over bid prior to the expiry of a period not less than 60 days after the date of the take-over bid, and (ii) then only if at such time more than 50% of the voting shares held by the independent shareholders (which generally includes shareholders other than the bidder, its affiliates or associates and/or persons acting jointly or in concert with the foregoing), have been deposited or tendered pursuant to the take-over bid and not withdrawn.

Competing Permitted Bid

A “Competing Permitted Bid” is a take-over bid that satisfies all the criteria of a permitted bid except that since it is made after a permitted bid or another competing permitted bid (the “prior bid”) the time period for any take up and payment of voting shares tendered under a competing bid is not 60 days, but is instead no earlier than the later of 35 days after the date of the Competing Permitted Bid and the 60th day after the date of the Prior Bid outstanding, and then only if at the close of business on the date voting shares are first taken up or paid for, more than 50% of the outstanding voting shares held by independent shareholders have been deposited or tendered pursuant to such Competing Prior Bid and not withdrawn. The requirements of a Permitted Bid and a Competing Permitted Bid enable shareholders to decide whether the take-over bid or any Competing Permitted Bid is adequate on its own merits, without being influenced by the likelihood that a take-over bid will succeed.

Lock-Up Agreement

The Rights Plan contains an exemption for “Lock-Up Agreements”, where the agreement, among other things: (a) permits the locked-up person to withdraw voting shares from the lock-up bid to tender to another bid that provides greater value, or if another bid is an offer for a greater number of voting shares (where the maximum hurdle rate is 5%), and (b) provides for no break-up fees or similar fees payable to the locked-up person that are greater than: (i) the cash equivalent of 3.5% of the price or value payable to the locked-up person under the lock-up bid; and (ii) one-half of the difference in value payable to the locked-up person between the lock-up bid and the other bid.

Redemption

Until the occurrence of a Flip-In Event as to which the Board has not issued a waiver, the Board, with the prior consent of the shareholders, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of Cdn$0.00001 per Right (subject to anti-dilution adjustments).

Waiver

Until the occurrence of a Flip-in Event, the Board may waive the application of the Rights Plan to a take-over bid that is not a Permitted Bid and that is made to all holders of voting shares, but if it does so then it will be deemed to have waived the application of the Rights Plan to all similar bids made prior to the expiry of any bid for which such a waiver was granted.

In addition, subject to the prior consent of holders of voting shares, until the occurrence of a Flip-in Event, the Board may waive the application of the Rights Plan if such Flip-in Event would occur by reason of an acquisition of voting shares other than pursuant to a take-over bid.

Term of the Rights Plan

The Rights Plan will expire on the close of business on December 23, 2020 unless extended by the Board.

Amending Power

The Company, without the prior consent of holders of voting shares at any time prior to the Separation Time, may supplement or amend any provisions of the Rights Plan, except that Section 5 thereof, dealing with the rights agent, requires the written consent of the rights agent to such supplement or amendment. Any amendment will be subject to receipt of any requisite approval or consent from any applicable regulatory authority, including necessary approvals of the stock exchange on which the Common Shares may be listed.

Rightsholder not a Shareholder

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures.

As of January 31, 2012 and based on their evaluations the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms.

B. Management's Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2012. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of January 31, 2012, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

C. Attestation Report of the Registered Public Accounting Firm.

This annual report on Form 20-F does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the SEC that permit the Company to provide only management's report in this annual report.

D. Changes in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended January 31, 2012 that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board has determined that Mr. James Clancy, a director and Audit Committee member of the Company is an “audit committee financial expert” as defined in Form 20-F. Mr. Clancy is “independent,” as such term is defined under the Nasdaq Stock Market Rules..

Item 16B. Code of Ethics

The Company is committed to maintaining high standards of integrity and accountability in conducting its business. It is the Company's goal to seek to ensure that its best interests are paramount in all of its dealings with consultants, competitors, existing and potential business partners and other representatives wherever possible, and are conducted in a manner that avoids actual or potential material conflicts of interest. The Board takes steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer of the Company has a material interest, which include ensuring that directors and officers are familiar with the rules concerning reporting conflicts of interest and obtaining direction from the Company’s President and Chief Executive Officer and/or the Company’s legal counsel, as appropriate, regarding any potential conflicts of interest. The Company has not yet adopted a formal written code of ethics because the Company believes that the fiduciary duties required to be met by the Company’s officers and directors, as set forth above, are sufficient to ensure that the Company operates in an ethical manner at this stage of the Company’s Development.

Item 16C. Principal Accountant Fees and Services

MSCM LLP has served as the Company’s auditing firm since March 26, 2009. Aggregate fees billed to the Company for professional services rendered by MSCM LLP and its affiliates during the fiscal years ended January 31, 2012 and January 31, 2011 are detailed below:

	Year Ended January 31,
	(Cdn$)
	2012	2011
Audit Fees	$60,000	$50,000
Audit-Related Fees	$14,680	$0
Tax Fees	$0	$0
All Other Fees	$1,200	$960

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements, reviews of the Company’s condensed consolidated interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above. This category comprises fees billed for advisory services associated with the Company’s financial reporting.

Tax Fees:

Tax fees are defined as the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.

All Other Fees:

All other fees include expenses reimbursed for services rendered to the Company and its subsidiaries, other than the services described above.

Pre-approval Policies and Procedures

All services to be performed by the Company’s auditor must be approved in advance by the Audit Committee. The Audit Committee, in consultation with senior management, reviews annually and recommends for approval by the Board.

  the appointment of independent auditors at the annual general meeting of shareholders of the Company;

  the remuneration of the auditors; and

  pre-approval of all audit and non-audit services to be provided to the Company by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation.

Since the commencement of the Company's most recently completed financial year, every recommendation of the Audit Committee to nominate or compensate an external auditor was adopted by the Board.

Of the total aggregate fees paid by the Company to its accountants during the fiscal year ended January 31, 2012, $74,680, or 98% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of this annual report on Form 20-F.

  Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2012 and 2011.

  Consolidated Statements of Financial Position of Royal Standard Minerals Inc. as at January 31, 2012, January 31, 2011 and February 1, 2010.

  Consolidated Statements of Operations of Royal Standard Minerals Inc. for the years ended January 31, 2012 and 2011.

  Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2012 and 2011.

  Consolidated Statement of Changes in Shareholders’ Equity of Royal Standard Minerals Inc. for the years ended January 31, 2012 and 2011.

  Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

  Management's Discussion and Analysis for the year ending January 31, 2012.

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with International Financial Reporting Standards and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note No. 18 of the notes to the consolidated financial statements of Royal Standard Minerals Inc. (Please note, this reconciliation would appear on the statements previously filed under Canadian GAAP only).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Royal Standard Minerals Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Royal Standard Minerals Inc. (the “Company”), which comprise the consolidated statements of financial position as at January 31, 2012, January 31, 2011 and February 1, 2010, and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended January 31, 2012 and 2011 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Royal Standard Minerals Inc. as at January 31, 2012, January 31, 2011 and February 1, 2010, and its financial performance and its cash flows for the years ended January 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which indicates that the Company has no sources of recurring revenue and has incurred losses amounting to $44,553,494 since its inception. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern.

Signed: “MSCM LLP”
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 29, 2012

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit

1.1	Certificate of Incorporation of the Company, as amended.*

1.2.1	By-law No. 1 of the Company (incorporated by reference to Schedule “E” to the Company’s Form 6-K filed with the SEC on June 21, 2007).

1.2.2	By-law No. 2 of the Company (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on January 12, 2012).

2.1	Shareholder Rights Plan dated December 23, 2010.*

4.1	2011 Amended and Restated Stock Option Plan (incorporated by reference to Schedule B to Exhibit 99.1 to the Company’s Form 6-K/A filed with the SEC on December 22, 2011).

4.2.1#

Senior Secured Gold Stream Credit Agreement by and between Manhattan Mining Co., certain guarantors and Waterton Global Value, L.P., by the general partner of its general partner, Cortleigh Limited, dated August 26, 2011 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K/A filed with the SEC on June 7, 2012).

4.2.2

First Amendment to Credit Agreement by and between Manhattan Mining Co. and Waterton Global Value, L.P., by the general partner of its general partner, Cortleigh Limited, dated May 2, 2012 (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on May 14, 2012).

4.3.1#

Royalty Agreement by and between Manhattan Mining Co. and Waterton Global Value, L.P., dated August 26, 2011 (incorporated by reference to Exhibit 99.4 to the Company’s Form 6- K/A filed with the SEC on June 7, 2012).

4.3.2

Amendment to Royalty Agreement by and between Manhattan Mining Co. and Waterton Global Value, L.P., dated May 2, 2012 (incorporated by reference to Exhibit 99.5 to the Company’s Form 6-K/A filed with the SEC on June 7, 2012).

8.1	List of Subsidiaries of the Company.*

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002.*

15.1	Consent of MSCM LLP.*

15.2	Consent of Donald G. Strachan, M.Sc. CPG, Timothy D. Master, M.Sc. CPC, James W. Ashton, Consulting Engineer P.E., and Roger C. Steininger*

*	Filed herewith.

#	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROYAL STANDARD MINERALS INC.
(Registrant)

/s/ Philip Gross
Name: Phillip Gross
Title: Interim President and Chief Executive Officer

Dated effective: May 31, 2012