Form 20-F/A
period 2012-01-31
ROYAL STANDARD MINERALS INC
filed 2012-06-14
CIK 1027162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

Yes [  ]          No [X]

EXPLANATORY NOTE

This Form 20-F/A of Royal Standard Minerals Inc. (the “Company”) amends the Company’s Form 20-F Annual Report for the fiscal year ended January 31, 2012 as originally fled on June 13, 2012. This Form 20-F/A is being filed to include the Annual Financial Statements section and Management's Discussion and Analysis section, which was inadvertently excluded from the original filing.

For the convenience of the reader, this Form 20-F/A sets forth the entire Form 20-F Annual Report as originally filed with the SEC with amendments to only include the missing sections and updated page numbers. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Form 20-F Annual Report was filed on June 13, 2012 and our Annual Report on Form 20-F for the fiscal year ended January 31, 2012, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F.

The filing of this Form 20-F/A shall not be deemed an admission that the Form 20-F, when filed, included any known untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

ii

TABLE OF CONTENTS

PART I	3
Item 1. Identity of Directors, Senior Management and Advisers	3
Item 2. Offer Statistics and Expected Timetable	3
Item 3. Key Information	3
A. Selected financial data.	3
B. Capitalization and indebtedness.	4
C. Reasons for the offer and use of proceeds.	4
D. Risk factors.	4
Item 4. Information on the Company	4
A. History and development of the Company.	4
B. Business overview.	5
C. Organizational structure.	5
D. Property, plants and equipment.	5
Item 4A. Unresolved Staff Comments	21
Item 5. Operating and Financial Review and Prospects	21
A. Operating results.	21
B. Liquidity and capital resources.	22
C. Research and development, patents and licenses, etc.	24
D. Trend information.	24
E. Off-balance sheet arrangements.	24
F. Tabular disclosures of contractual obligations.	25
G. Safe harbor.	25
Item 6. Directors, Senior Management and Employees	26
A. Directors and senior management.	26
B. Compensation.	28
C. Board practices.	34
D. Employees.	39
E. Share ownership.	39
Item 7. Major Shareholders and Related Party Transactions	39
A. Major shareholders.	39
B. Related party transactions.	40
C. Interests of experts and counsel.	40
Item 8. Financial Information	40
A. Consolidated Statements and Other Financial Information.	40
B. Significant Changes.	40
Item 9. The Offer and Listing	42
A. Offer and listing details.	42
B. Plan of distribution.	43
C. Markets.	43
D. Selling shareholders.	43
E. Dilution.	43
F. Expenses of the issue.	44
Item 10. Additional Information	44
A. Share capital.	44
B. Memorandum and articles of incorporation.	44
C. Material contracts.	49
D. Exchange controls.	49

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

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

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

Signed: “MSCM LLP”
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 29, 2012

Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Consolidated Financial Statements

January 31, 2012 and 2011

MANAGEMENT'S RESPONSIBILITY FOR
CONSOLIDATED FINANCIAL REPORTING

The accompanying audited annual financial statements of Royal Standard Minerals Inc. (the "Company") are the responsibility of the Board of Directors.

The audited annual financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the audited annual financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the reporting date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in compliance with all applicable International Financial Reporting Standards.

Management has established processes, which are in place to provide it sufficient knowledge to support management representations that it has exercised reasonable diligence that (i) the audited annual financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the audited annual financial statements; and (ii) the audited annual financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the audited annual financial statements.

The Board of Directors is responsible for reviewing and approving the audited annual financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the audited annual financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the audited annual financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) "Philip Gross"	(signed) "Ike Makrimichalos"

Philip Gross	Ike Makrimichalos
Interim President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
May 29, 2012

Independent Auditors' Report

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

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Signed: “MSCM LLP”

Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
May 29, 2012

701 Evans Avenue, 8th Floor, Toronto ON M9C 1A3, Canada T (416) 626-6000 F (416) 626-8650 MSCM.CA

Royal Standard Minerals Inc.
Consolidated Statements of Financial Position
(expressed in United States Dollars)

	As at	As at	As at
	January 31,	January 31,	February 1,
	2012	2011	2010
		(Note 21)	(Note 21)

Assets
Current
Cash	$629,553	$102,038	$745,779
Marketable securities (Note 5)	150,000	52,000	60,500
Sundry receivables and prepaids (Note 6)	156,275	61,277	24,537
	935,828	215,315	830,816

Due from related parties (Note 17)	-	-	121,740
Reclamation bonds (Note 7)	633,034	537,860	534,984
Equipment, net (Note 9)	2,084,336	453,733	725,906
	$3,653,198	$1,206,908	$2,213,446

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$3,033,763	$578,627	$301,381
Due to related parties (Note 17)	35,023	357,061	-
Long-term debt - current portion (Note 12)	2,965,962	-	-
Embedded derivative on long-term debt
- current portion (Note 12)	85,361	-	-

	6,120,109	935,688	301,381

Asset retirement obligations (Note 11)	292,315	232,010	232,010
Long-term debt (Note 12)	2,965,961	-	-
Embedded derivative on long-term debt (Note 12)	85,360	-	-
	9,463,745	1,167,698	533,391

Shareholders' (Deficiency) Equity
Share capital (Note 13(b))	28,098,264	28,098,264	28,098,264
Reserves	10,580,808	10,076,866	10,076,866
Accumulated deficit	(44,553,494)	(38,101,796)	(36,468,951)
Accumulated other comprehensive (loss) income	63,875	(34,124)	(26,124)
	(5,810,547)	39,210	1,680,055
	$3,653,198	$1,206,908	$2,213,446

Going Concern (Note 1)
Contingencies (Note 18)
Subsequent events (Note 22)

Approved by the Board:

Paul G. Smith	James B. Clancy
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Operations
(expressed in United States Dollars)

For the years ended January 31	2012	2011
		(Note 21)

Expenses
Exploration and evaluation expenditures (Note 8)	$2,954,356	$1,044,905
General and administrative (Note 19)	2,809,119	741,275
	5,763,475	1,786,180

Other items
Finance income	4,291	3,221
Finance costs (Note 12)	(712,822)	-
Write down of advances to related Company	-	(132,060)
Gain on disposal of marketable securities	-	275,194
Foreign currency translation adjustment	20,308	6,980

Net loss for the year	$(6,451,698)	$(1,632,845)

Basic and diluted loss per share (Note 15)	$(0.08)	$(0.02)

Consolidated Statements of Comprehensive Loss (expressed in United States Dollars)

For the years ended January 31	2012	2011
		(Note 21)

Net loss for the year	$(6,451,698)	$(1,632,845)

Other comprehensive income (loss)
Net unrealized income (loss) on available-for-sale marketable securities	97,999	(8,000)

Comprehensive loss for the year	$(6,353,699)	$(1,640,845)

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States Dollars)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
January 31, 2011	Capital	Reserves	Deficit	Income (Loss)	Total

Balance, February 1, 2010	$28,098,264	$10,076,866	$(36,468,951)	$(26,124)	$1,680,055
Net loss for the year	-	-	(1,632,845)	-	(1,632,845)
Net decrease in unrealized losses on available-for-sale marketable securities	-	-	-	(8,000)	(8,000)
Balance, January 31, 2011	$28,098,264	$10,076,866	$(38,101,796)	$(34,124)	$39,210

				Accumulated
				Other
	Share		Accumulated	Comprehensive
January 31, 2012	Capital	Reserves	Deficit	Income (Loss)	Total

Balance, February 1, 2011	$28,098,264	$10,076,866	$(38,101,796)	$(34,124)	$39,210
Stock-based payments	-	503,942	-	-	503,942
Net loss for the year	-	-	(6,451,698)	-	(6,451,698)
Net increase in unrealized gain on available-for-sale marketable securities	-	-	-	97,999	97,999
Balance, January 31, 2012	$28,098,264	$10,580,808	$(44,553,494)	$63,875	$(5,810,547)

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Cash Flows
(expressed in United States Dollars)

For the years ended January 31	2012	2011
		(Note 21)

Operating activities
Net loss for the year	$(6,451,698)	$(1,632,845)
Operating items not involving cash:
Depreciation	137,274	272,172
Increase in asset retirement obligation	60,305	-
Accretion expense	611,108	-
Stock-based payments	503,942	-
Gain on disposal of marketable securities	-	(275,194)
Write down of advances to related Company	-	132,060
Changes in non-cash working capital:
Sundry receivables and prepaids	(94,998)	(36,740)
Accounts payable and accrued liabilities	1,481,098	277,246
Due to related parties	(322,038)	346,741

Cash used in operating activities	(4,075,007)	(916,560)

Financing activities
Increase in long-term debt	5,970,350	-
Finance costs paid on long-term debt	(400,000)	-

Cash provided by financing activities	5,570,350	-

Investing activities
Increase in reclamation bonds	(95,174)	(2,876)
Purchase of equipment	(872,654)	-
Proceeds on disposal of marketable securities	-	275,695

Cash (used in) provided by investing activities	(967,828)	272,819

Change in cash	527,515	(643,741)

Cash, beginning of year	102,038	745,779

Cash, end of year	$629,553	$102,038

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the Over-the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 50 Richmond Street East, Suite 101, Toronto, Ontario, M5C1N7.

The consolidated financial statements were approved by the Board of Directors on May 29, 2012.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss in the current and prior periods, with a current net loss of $6,451,698 during the year ended January 31, 2012 (2011 - $1,632,845) and has an accumulated deficit of $44,553,494 (January 31, 2011 - $38,101,796, February 1, 2010 - $36,468,951).

The underlying value of the resource properties is dependent upon the existence and economic recovery of economic reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders, its current creditors and securing additional financing. During the year ended January 31, 2012, the Company secured financing of $8,000,000 (see note 12). These financial statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies

[a] Statement of compliance and conversion to International Financial Accounting Standards (“IFRS”)

These consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared in accordance with IFRS with a changeover date of February 1, 2011 and a transition date of February 1, 2010. Previously, the Company prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The disclosures required by the provision of IFRS 1, “First-time adoption of International Financial Reporting Standards”, explaining how the transition to IFRS has affected the reported loss and comprehensive loss, cash flows, changes of equity and financial position of the Company, are presented in note 21.

The policies applied in these consolidated financial statements are presented below and are based on IFRS issued and outstanding as of May 29, 2012, the date the Board of Directors approved the consolidated financial statements.

[b] Accounting polices

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Inc. and Manhattan Mining Co., both United States companies. All intercompany transactions and balances have been eliminated upon consolidation.

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided using the declining balance method using the following rates:

Exploration equipment	- 25% to 30%
Office equipment	- 20%
Construction in progress	- nil, as not yet in service

At the end of each reporting period, the Company reviews the carrying amounts of its equipment to determine whether there is any indication that the equipment has suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of the the equipment's fair value less cost to sell or its value in use.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Exploration and evaluation expenditures

The Company expenses exploration and evaluation expenditures as incurred. Exploration and evaluation expenditures include acquisition costs of mineral properties, property option payments and evaluation activity.

Once a project has been established as commercially viable and technically feasible, related development expenditure is capitalized. This includes costs incurred in preparing the site for mining operations. Capitalization ceases when the mine is capable of commercial production, with the exception of development costs that give rise to a future benefit.

Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and recorded in the exploration and evaluation expenditures, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of- production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Share based payments

The fair value of the stock options granted to directors, officers and employees is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 14 and recorded as stock-based compensation expense over the vesting period of the stock options, with the offsetting credit recorded as an increase in reserves. The fair value of stock options issued to other than employees are measured at the fair value of the goods or services received unless this cannot be reliably estimated, and are recognized over the period of service.

If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from reserves to share capital.

Income taxes

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Income taxes (continued)

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Loss per common share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Foreign currency translation

The United States dollar is the functional and presentation currency of the Company. Functional currency is also determined for each of the company’s subsidiaries, and items included in the financial statements of the subsidiary are measured using that functional currency.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Foreign currency translation (continued)

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities not denominated in the functional currency are translated at the year end rates of exchange. Foreign exchange gains and losses are recognized in the statement of earnings (loss). Intercompany amounts with foreign operations for which settlement is neither planned nor likely to occur in the foreseeable future are part of the Company’s net investment in the foreign operation. Foreign exchange gains and losses related to these intercompany amounts are included in accumulated other comprehensive income.

Assets and liabilities of entities with functional currencies other than United States dollars are translated at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity.

Financial instruments

The Company recognizes financial assets and financial liabilities when the Company becomes a party to a contract. Financial assets and financial liabilities, with the exception of financial assets classified as at fair value through profit or loss, are measured at fair value plus transaction costs on initial recognition. Financial assets at fair value through profit or loss are measured at fair value on initial recognition and transaction costs are expensed when incurred. Securities are accounted for at the trade date.

Measurement in subsequent periods depends on the classification of the financial instrument.

i) Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as FVTPL when acquired principally for the purpose of trading, if so designated by management (fair value option), or if they are derivative assets that are not part of an effective and designated hedging relationship. Financial assets classified as FVTPL are measured at fair value, with changes recognized in the consolidated statements of income (loss).

The Company’s financial assets classified as FVTPL include cash and cash equivalents. The Company does not currently hold any derivative instruments or apply hedge accounting.

ii) Available-for-sale financial assets

Financial assets are classified as available-for-sale when so designated by management. Financial assets classified as available-for-sale are measured at fair value, with changes recognized in the other comprehensive income.

The Company’s financial assets classified as available-for-sale include marketable securities.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Financial instruments (continued)

iii) Loans and receivables

Loans and receivables are non-derivative financial assets that have fixed or determinable payments and are not quoted in an active market. Subsequent to initial recognition, loans and receivables are carried at amortized cost using the effective interest method.

Sundry receivables and due from related parties are classified as loans and receivables.

iv) Financial liabilities at fair value through profit or loss ("FVTPL")

This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of being sold or repurchased in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of operations.

Embedded derivative on long-term debt is classified as FVTPL.

v) Other financial liabilities

Other financial liabilities are financial liabilities that are not classified as FVTPL. Subsequent to initial recognition, other financial liabilities that are not subject to hedge accounting, are measured at amortized cost using the effective interest method.

Accounts payable and accrued liabilities, due to related parties, long-term debt, and asset retirement obligations are classified as other financial liabilities. The Company does not currently apply hedge accounting.

The effective interest method is a method of calculating the amortised cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument to the net carrying amount on initial recognition.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Financial instruments (continued)

vi) Financial instruments recorded at fair value:

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs). As of January 31, 2012, January 31, 2011 and February 1, 2010, the only financial assets or liability measured at fair value is the Company's cash and cash equivalents, investment in Sharpe Resources Corporation ("Sharpe"), and embedded derivative on long-term debt. As at January 31, 2012, Sharpe's fair market value was determined to be $150,000 (January 31, 2011 - $52,000 and February 1, 2010 - $60,500), and the embedded derivative on long-term debt's fair market value was determined to be $170,721.

Cash and cash equivalents, Sharpe, and embedded derivative on long-term debt are considered Level 1 for purposes of the fair value hierarchy.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

  management's assumption of material restoration, rehabilitation and environmental obligations, based on the facts and circumstances that existed during the period; and

  management's assumption used to determine the fair value of the embedded derivative on long-term debt.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Significant accounting judgments and estimates (continued)

Critical accounting judgments

The categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments.

Long-term debt

Long-term debt instruments are initially recognized at fair value, net of debt issuance costs incurred. Long- term debt instruments are subsequently valued at amortized cost. Debt issue costs are deducted from the balance of the underlying debt and amortized using the effective interest rate method.

Embedded derivative on Long-term debt

The Company may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. All financial derivative contracts are classified as “fair value through profit or loss”.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through the profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately profit or loss.

[c] New standards

IFRS 9 Financial instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement [“IAS 39”]. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

2.	Significant Accounting Policies (Continued)

[c] New standards (continued)

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

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

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 - Joint Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

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

IFRS 13, Fair Value Measurement ("IFRS 13")

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

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

2.	Significant Accounting Policies (Continued)

[c] New standards (continued)

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

3.	Capital Management

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital (deficiency) to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive loss, which at January 31, 2012, totalled $(5,810,547) (January 31, 2011 - $39,210, February 1, 2010 - $1,680,055). Note that included in the balance presented is a deficit of $44,553,494 as at January 31, 2012 (January 31, 2011 - $38,101,796, February 1, 2010 -$36,468,951).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2012. The Company is not subject to external capital requirements.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

4.	Property and Financial Risk Factors

(a) Property risk

The Company's significant mineral property is the Goldwedge Project.

Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Goldwedge Project. If no additional mineral properties are acquired by the Company, any adverse development affecting the Goldwedge Project would have a material adverse effect on the Company's financial condition and results of operations.

(b) Financial risk factors

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate, and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and reclamation bonds. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

(ii) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2012, the Company had a cash balance of $629,553 (January 31, 2011 - $102,038, February 1, 2010 - $745,779) to settle current liabilities of $6,120,109 (January 31, 2011 - $935,688, February 1, 2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company continues to seek sources of additional capital to improve its liquidity position. During the year ended January 31, 2012, the Company secured financing of $8,000,000 (see note 12).

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and interest-bearing debt with a fixed interest rate. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

4.	Property and Financial Risk Factors (Continued)

(b) Financial risk factors (continued)

(iii) Market risk (continued)

Foreign currency risk

The Company's functional and reporting currency is the United States dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(c) Sensitivity analysis

As of January 31, 2012, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

  The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2012, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the year ended January 31, 2012 would have been approximately $15,000 higher/lower. Similarly, as at January 31, 2012, reported shareholders' equity would have been approximately $15,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

  Cash, sundry receivables, due from and to related parties, and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2012, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, it would affect net loss and comprehensive loss by approximately $36,000.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

4.	Property and Financial Risk Factors (Continued)

(c) Sensitivity analysis (continued)

  Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold and precious metals. Gold and precious metals have fluctuated widely in recent years. There is no assurance that, even if commercial quantities of gold and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of gold and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As of January 31, 2012, the Company is not a gold or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

  The fair value of embedded derivatives on long-term debt is determined by the gold price at the repayment dates. When the gold price is over $1,600 per ounce, the embedded derivative would have a value. As at January 31, 2012, had the future gold price increased/decreased $50 dollars per ounce, it would affect net loss and comprehensive loss by approximately $57,000.

5.	Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe was considered to be related to the Company because of common management prior to the termination of the former CEO's employment in December 2011. The market value of the shares at January 31, 2012 was $150,000 (January 31, 2011 - $52,000, February 1, 2010 - $60,500).

6.	Sundry Receivables and Prepaids

	As at	As at	As at
	January 31,	January 31,	February 1,
	2012	2011	2010

Sales tax receivables	$71,415	$18,290	$1,573
Other receivables	60,094	31,592	12,080
Prepaid expenses	24,766	11,395	10,884

	$156,275	$61,277	$24,537

7.	Reclamation Bonds

The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed. $397,676 of the reclamation bonds pertains to the Goldwedge Project, $56,658 to the Piñon Project and $178,700 to the Kentucky Project.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

8.	Exploration and Evaluation Expenditures on Mineral Properties

(a) Goldwedge Project

The Goldwedge Project, a property owned by the Company, represents the Company's most advanced project and is located in the Manhattan District in Nye County, Nevada, approximately eight miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Division of Environmental Protection. The Company is completing refurbishment of the on-site processing plant which was used for the test mining and processing that took place between 2007 and 2008. The process includes primary and secondary crushing and grinding facilities that feed a gravity recovery system. In addition, dry stack tailings containment as well as silt and fresh water ponds are in place. Testing of the various mineral processing functions extracted stockpiles of low grade gold feed material, as well as concurrently newly mined material. The feed material was processed into gold dore on site. The Company has recently completed construction of the Rapid Infiltration Basins (RIB), dewatered the previously completed underground development and also commenced phase 2 of the underground development program. This phase of the development includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The previous work had concentrated on the development of a spiral decline as a means to explore the deposit at depth. As part of the program, a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. Phase 2 of the development is concentrated on developing along the strike of known mineralized zones to assess continuity and grade as well as prepare areas for future test stoping. All material is sampled daily and analyzed for gold onsite at the Company's assay laboratory. In addition, the Company sends samples for analysis to an independent laboratory located offsite.

Also held under the same option agreement as the Goldwedge Property was the Dixie-Comstock Mining Company option, in Nye County located within the Manhattan District and other unpatented mining claims located in Churchill County, Nevada. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups.

Under the guidance of IAS 37, the Company has recorded an asset retirement obligation ("ARO") of $168,276 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition.

Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted ARO's for all projects, where applicable, has been estimated by management. The assumptions for the future payments are based on future expenses being incurred between 2017 and 2019 and a discount rate of 10%.

(b) Piñon Project

The Piñon Project is a property made up of a number of property leases located in Elko Country, Nevada. Under the guidance of IAS 37, the Company has recorded an ARO of $28,724 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition.

(c) Fondaway Canyon Project

The Fondaway Canyon Project is located in Churchill County, Nevada. During the years ended January 31, 2011 and 2012, the Company did not perform any exploration on this project.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

8.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

(d) Kentucky Project

On December 7, 2011, the Company exercised its option to acquire a 50% interest in certain coal projects in Eastern Kentucky. The option was originally acquired by the Company pursuant to an option and joint venture agreement entered into with Sharpe on November 21, 2008 and amended on September 11, 2009, to jointly pursue the exploration and development of approximately 1,000 acres in Wolfe County, Kentucky.

In the prior year, the Company wrote off a promissory note receivable from the optionor in the amount of $133,134. Further, the Company paid for a reclamation bond of $178,700, included in the consolidated statements of financial position under reclamation bonds.

Under the guidance of IAS 37, the Company has recorded an ARO on its Kentucky Project in the amount of $95,315, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the property to its original condition.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

8.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

During the year ended January 31, 2012, the Company's exploration and evaluation expenditures were as follows:

	Years Ended
	January 31,
	2012	2011

Gold Wedge Project
Property acquisition costs	$10,000	$40,492
Travel	71,292	65,983
Mine development costs	397,626	42,312
Drilling	40,206	-
Professional fees	113,442	65,550
Consulting, wages and salaries	1,238,299	240,392
Office and general	393,149	84,314
Analysis and assays	7,392	2,225
Supplies, equipment and transportation	353,312	(9,010)
Depreciation	124,231	254,908
	$2,748,949	$787,166

Piñon Project
Property acquisition costs	$69,571	$102,706
Consulting, wages and salaries	1,617	(15,711)
	$71,188	$86,995

Fondaway Project
Property acquisition costs	$35,000	$58,037
Office and general	2,297	-
	$37,297	$58,037

Kentucky Project
Property acquisition costs	$-	$(300)
Travel	12,764	62
Reclamation	-	444
Professional fees	2,400	17,786
Consulting, wages and salaries	46,300	49,150
Office and general	12,794	15,223
Supplies, equipment and transportation	10,552	13,646
Depreciation	12,112	16,696
	$96,922	$112,707

Total exploration activities	$2,954,356	$1,044,905

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

9.	Equipment

	Construction	Exploration	Office
COST	in progress	equipment	equipment	Total
Balance, February 1, 2010	$-	$2,977,464	$21,253	$2,998,717
Additions	-	-	553	553
Balance, January 31, 2011	$-	$2,977,464	$21,806	$2,999,270
Additions	1,619,341	148,536	-	1,767,877
Balance, January 31, 2012	$1,619,341	$3,126,000	$21,806	$4,767,147

	Construction	Exploration	Office
ACCUMULATED DEPRECIATION	in progress	equipment	equipment	Total
Balance, February 1, 2010	$-	$2,253,811	$19,000	$2,272,811
Depreciation for the year	-	271,604	1,122	272,726
Balance, January 31, 2011	$-	$2,525,415	$20,122	$2,545,537
Depreciation for the year	-	136,343	931	137,274
Balance, January 31, 2012	$-	$2,661,758	$21,053	$2,682,811

	Construction	Exploration	Office
CARRYING AMOUNT	in progress	equipment	equipment	Total
Balance, February 1, 2010	$-	$723,653	$2,253	$725,906
Balance, January 31, 2011	$-	$452,049	$1,684	$453,733
Balance, January 31, 2012	$1,619,341	$464,242	$753	$2,084,336

Construction in progress relates to the refurbishment of the mill at the Company's Goldwedge Project.

Depreciation of exploration equipment is expensed to exploration and evaluation expenditures and depreciation of office equipment is expensed to general and administrative on the consolidated statements of operations.

10.	Accounts Payable and Accrued Liabilities

	As at	As at	As at
	January 31,	January 31,	February 1,
	2012	2011	2010

Trade payables	$579,664	$231,432	$68,002
Accrued liabilities	2,454,099	347,195	233,379
	$3,033,763	$578,627	$301,381

Included in accrued liabilities are accrued finance costs of $78,814 and accrued costs in connection with the construction in progress, and purchase of exploration equipment, totaling $895,223.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

11.	Asset Retirement Obligations

The Company is required to recognize a liability for a legal and constructive obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligations ("ARO's") were estimated to be $292,315 as at January 31, 2012, assuming future payments of $484,706 being made over a ten year period from the date of initial assessment of the ARO's and a discount rate of 10%.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. There was no significant change in the present value of the obligation for the year ended January 31, 2011. Accordingly, no accretion cost has been expensed in the year ended January 31, 2011. During the year ended January 31, 2012, the Company determined an additional $52,165 increase in ARO related to the Company's Goldwedge Project. The following is the reconciliation of the asset retirement obligations:

	Year ended	Year ended	Year ended
	January 31,	January 31,	February 1,
	2012	2011	2010

Balance, beginning of year	$232,010	$232,010	$232,010
Increase in asset retirement obligations	52,165	-	-
Accretion cost	8,140	-	-

Balance, end of year	$292,315	$232,010	$232,010

12.	Long-Term Debt

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

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

12.	Long-Term Debt (Continued)

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

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

12.	Long-Term Debt (Continued)

At any time, without penalty, the Gold Stream Facility provides Manhattan the option to prepay in whole or in part, on 5 business days prior notice. Prepayments may be made in physical gold ounces or cash. The amount of any prepayment shall be calculated using the spot price of gold on the business day immediately preceding the prepayment.

The following table shows the reconciliation between the gross proceeds received and the carrying value of the Gold Stream Facility.

Gross proceeds	$5,970,350
Less: Initial fair value of the embedded derivative (i)	(170,721)
Less: Debt issuance cost (ii)	(478,814)
Add: Accretion costs	611,108

Long-term debt (iii)	$5,931,923

(i) There was no significant change in the fair value of the embedded derivative during the year ended January 31, 2012. Accordingly, no such change was recorded in the consolidated statements of operations. The fair value of the embedded derivative is presented as follows:

Current portion	$85,361
Non-current portion	85,360
$170,721

(ii) Debt issuance costs consist of the following:

Structuring and establishment fee	$240,000
Placement fee	238,814
$478,814

(iii) The long-term debt balance is presented as follows:

Current portion	$2,965,962
Non-current portion	2,965,961
$5,931,923

(iv) Minimum long-term debt repayments under the Gold Stream Facility are as follows:

12 months ended January 31, 2013	$3,980,232
12 months ended January 31, 2014	3,980,233
$7,960,465

As of January 31, 2012, the Company had an interest payable balance of $155,930 related to the Gold Stream Facility. The balance was recorded in the accounts payable and accrued liabilities.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

13.	Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

(b) Issued

Common shares issued	Shares	Amount
Balance, February 1, 2010, January 31, 2011 and January 31, 2012	83,853,825	$28,098,264

14.	Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

The following table reflects the continuity of stock options:

	Number of	Weighted Average
	Stock Options	Exercise Price

Balance, February 1, 2010 and January 31, 2011	7,904,691	$0.10
Cancelled during the year	(544,500)	$0.10
Granted (i)	4,700,000	$0.30

Balance, January 31, 2012	12,060,191	$0.17

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

14.	Stock Options (continued)

The following table reflects the stock options outstanding and exercisable as at January 31, 2012:

	Exercise Price	Options	Options	Fair	Weighted average
Expiry Date	($)	Outstanding	Exercisable	Value	remaining years

June 26, 2014	0.10	7,360,191	7,360,191	$4,002,581	2.40
January 20, 2017	0.30	4,700,000	1,700,000	1,334,800	4.98

		12,060,191	9,060,191	$5,337,381	3.36

(i) On January 20, 2012, 4,700,000 options to purchase common shares of the Company at a price of $0.30 have been granted to consultants, officers and directors of the Company expiring on January 20, 2017. A value of $1,334,800 was assigned using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 206.2% based on historical trends, share price on the date of grant of $0.29, risk-free interest rate of 1.29%, and an expected life of 5 years. 3,750,000 of these options vest as to one third immediately, one third after one year and one third after two years from the date of grant; 500,000 of these options vest one half immediately and one half after one year from the date of grant; 150,000 of these options vest after one year from the date of grant; 100,000 of these options vest after six months from the date of grant; and 200,000 of these options vest immediately. For the year ended January 31, 2012, the impact on salaries and benefits was $503,942.

15.	Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Year Ended
	January 31,
	2012	2011

Numerator:
Loss for the year	$(6,451,698)	$(1,632,845)

Denominator:
Weighted average number of common shares outstanding for basic and diluted loss per share	83,853,825	83,853,825

Basic and diluted loss per share	$(0.08)	$(0.02)

The stock options and common share purchase options were not included in the computation of diluted loss per share on January 31, 2012 and 2011 as their inclusion would be anti-dilutive.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

16.	Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 28.08% (2011 - 30.17%) to the amounts recognized in the consolidated statements of operations:

	2012	2011

Net loss before income taxes	$(6,451,698)	$(1,632,845)
Expected tax recovery at statutory rate	(1,811,637)	(492,629)
Permanent differences	141,507	-
Effects of expiration of non-capital losses	-	214,082
Difference between Canadian and foreign tax rates	(270,193)	(27,000)
Tax benefits not recognized	1,940,323	305,547
Tax provision	$-	$-

The Canadian statutory tax rate changed from 30.17% for the year ended January 31, 2011 to 28.08% for the 2011 taxation year as a result of the enacted reduction of Canadian corporate tax rates.

Deferred Tax Assets and Liabilities

(a) Unrecognized deferred tax assets

Deferred tax assets are recognized for the carry-forward or unused tax losses and unused tax credits to the extent that it is probably that taxable profits will be available against which the unused tax losses/credits can be utilized. The following represents the deductible temporary differences by jurisdiction which have not been recognized in the financial statements.

	2012	2012	2011	2011
	Canada	US	Canada	US

Unclaimed non-capital losses	$7,487,313	$24,183,584	$5,643,790	$17,731,886
Excess of undepreciated capital cost allowance over carrying value of capital assets	3,093,265	-	2,994,884	-
Excess of unclaimed resources pools over carrying value of exploration properties	1,459,616	-	1,564,552	-
	$12,040,194	$24,183,584	$10,203,226	$17,731,886

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

16.	Income Taxes (Continued)

The unclaimed non-capital losses carried forward by expiry date:

		Canada	US
Expires	2015	$630,952	$-
	2026	854,554	-
	2027	834,665	5,431,480
	2028	1,029,144	1,175,212
	2029	643,397	872,981
	2030	1,140,900	821,104
	2031	489,264	9,431,109
	2032	1,864,437	6,451,698
		$7,487,313	$24,183,584

17.	Related Party Transactions and Balances

Remuneration of Directors and key management personnel of the Company was as follows:

	Years Ended
	January 31,
	2012	2011

Salaries and benefits paid to directors and officers (1)	$471,380	$316,911
Stock-based payments	$501,799	$-

(1) Salaries and benefits include director fees. The board of directors does not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services.

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc., a company providing financial services to the Company.

Due to related parties balance at January 31, 2012 consists of $22,607 (January 31, 2011 - $357,061, February 1, 2010 - $nil) owing to the former CEO and $12,416 owed to Sharpe (January 31, 2011 - $nil, February 1, 2010 - $121,740). In addition, included in accounts payable and accrued liabilities is $18,677 (2011 - $nil), owing to the former CEO.

18.	Contingencies

(a) The Company received documents filed in the District Court, Nye County, Nevada, whereby a optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

18.	Contingencies (Continued)

(b) The Company received an action against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management has responded to the DMER and are rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.

(c) On September 27, 2011 Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favourable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled $376,170 as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. Management has estimated the expenses at $330,000 and has accrued this amount in the accounts.

19.	General and Administrative

	Years Ended
	January 31,
	2012	2011

Corporate development	$263,251	$57,402
Insurance	22,841	24,168
Office and general	1,719	31,786
Professional fees	1,489,989	193,778
Consulting, wages and salaries (Note 17)	526,446	433,019
Share based payments	503,942	-
Depreciation	931	1,122

	$2,809,119	$741,275

20.	Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company’s assets are located in the United States except for cash totaling $426,596 at January 31, 2012 (January 31, 2011 - $100,065, February 1, 2010 - $678,589) held in Canadian banks. The Company’s operations in Canada consist of general and administrative expenses, totaling $2,459,866 for the year ended January 31, 2012 (2011 - $309,735), including expenses necessary to maintain the Company’s public company status.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

21.	Conversion to IFRS

(i) Overview

As stated in Significant Accounting Policies (note 2), these consolidated financial statements are prepared in accordance with IFRS as issued by the IASB.

The policies set out in the Significant Accounting Policies section have been applied in preparing the financial statements for the years ended January 31, 2012 and 2011 and in the preparation of an opening IFRS balance sheet at February 1, 2010 (the Company’s Transition Date).

(ii) First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS statement of financial position as at February 1, 2010.

  To apply IFRS 2 Share-based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

  To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

  To apply IAS 23 Borrowing Costs prospectively from the Transition Date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

(iii) Changes to accounting policies

The Company has changed certain accounting policies to be consistent with IFRS effective on January 31, 2012 (note 2), the Company's first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

(a) Impairment of non-financial assets IFRS requires a write down of assets if the higher of the fair value less costs to sell and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Previously, Canadian GAAP required a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

21.	Conversion to IFRS (Continued)

(iii) Changes to accounting policies (continued)

(a) Impairment of non-financial assets (continued)

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the consolidated financial statements.

(b) Decommissioning Liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the consolidated financial statements.

(c) Exploration and evaluation expenditures

On transition to IFRS, the Company adopted a policy to expense exploration and evaluation expenditures as incurred. Previously, the Company's Canadian GAAP policy was to capitalize exploration and evaluation expenditures as incurred. As a result of this adoption, all previously capitalized mineral property costs were written off against accumulated deficit, and to the extent relating to cost incurred in the current period, against the statement of operations.

In fiscal 2011, the Company wrote down mineral properties amounting to $8,437,355 in relation to the Goldwedge Project, primarily due to the lack of financing to fund exploration activities at the time. The impairment loss recognized under Canadian GAAP would not have been recognized under IFRS because the expenditures to which it related would not have been recognized as assets.

Impact on Consolidated Statements of Financial Position

	As at	As at
	January 31	February 1,
	2011	2010
Adjustment to mineral properties	$(12,009,423)	$(19,799,686)
Adjustment to accumulated deficit	$(12,009,423)	$(19,799,686)

Impact on Consolidated Statements of Operations

Year
ended
January 31,
2011
Adjustment to exploration and evaluation expenditures	$7,790,263
Adjustment to loss	$7,790,263

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

21.	Conversion to IFRS (Continued)

(iii) Changes to accounting policies (continued)

(c) Exploration and evaluation expenditures (continued)

Impact on Consolidated Statements of Cash Flows

Year
ended
January 31,
2011
Adjustment to loss	$7,790,263
Depreciation	$271,050
Mineral resource properties and exploration expenditures	$8,061,313

(d) Presentation

Certain amounts on the consolidated statements of financial position, statements of operations and comprehensive loss and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

21.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP

The February 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	February 1, 2010
	Canadian	IFRS	IFRS
	GAAP	adjustments	reclassifications	IFRS
Assets

Current
Cash	$745,779	$-	$-	$745,779
Marketable securities	60,500	-	-	60,500
Sundry receivables and prepaids	24,537	-	-	24,537
	830,816	-	-	830,816

Due from related parties	121,740	-	-	121,740
Reclamation bonds	534,984	-	-	534,984
Mineral properties (Note 21(iii)(c))	19,799,686	(19,799,686)	-	-
Equipment, net	725,906	-	-	725,906
	$22,013,132	$(19,799,686)	$-	$2,213,446

Liabilities
Current
Accounts payable and accrued liabilities	$301,381	$-	$-	$301,381
	301,381	-	-	301,381

Asset retirement obligations	232,010	-	-	232,010
	533,391	-	-	533,391

Shareholders' equity
Share capital	28,098,264	-	-	28,098,264
Contributed surplus (Note 21(iii)(d))	10,076,866	-	(10,076,866)	-
Reserves (Note 21(iii)(d))	-	-	10,076,866	10,076,866
Deficit (Note 21(iii)(c))	(16,669,265)	(19,799,686)	-	(36,468,951)
Accumulated other
comprehensive loss	(26,124)	-	-	(26,124)

	21,479,741	(19,799,686)	-	1,680,055

	$22,013,132	$(19,799,686)	$-	$2,213,446

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

21.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The January 31, 2011 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	January 31, 2011
	Canadian	IFRS	IFRS
	GAAP	adjustments	reclassifications	IFRS

Assets
Current
Cash	$102,038	$-	$-	$102,038
Marketable securities	52,000	-	-	52,000
Sundry receivables and prepaids	61,277	-	-	61,277
	215,315	-	-	215,315
Due from related parties	-	-	-	-
Reclamation bonds	537,860	-	-	537,860
Mineral properties (Note 21(iii)(c))	12,009,423	(12,009,423)	-	-
Equipment, net	453,733	-	-	453,733
	$13,216,331	$(12,009,423)	$-	$1,206,908

Liabilities

Current
Accounts payable and accrued liabilities	$578,627	$-	$-	$578,627
Due to related parties	357,061	-	-	357,061
	935,688	-	-	935,688
Asset retirement obligations	232,010	-	-	232,010
	1,167,698	-	-	1,167,698

Shareholders' equity
Share capital	28,098,264	-	-	28,098,264
Contributed surplus (Note 21(iii)(d))	10,076,866	-	(10,076,866)	-
Reserves (Note 21(iii)(d))	-	-	10,076,866	10,076,866
Deficit (Note 21(iii)(c))	(26,092,373)	(12,009,423)	-	(38,101,796)
Accumulated other comprehensive loss	(34,124)	-	-	(34,124)

	12,048,633	(12,009,423)	-	39,210

	$13,216,331	$(12,009,423)	$-	$1,206,908

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

21.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The year ended January 31, 2011 Canadian GAAP statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
	GAAP	adjustments	reclassifications	IFRS

EXPENSES:
Exploration and evaluation expenditures(Note 21(iii)(c))	$-	$(7,790,263)	$8,835,168	$1,044,905
General and administrative expenses (Note 21(iii)(d))	674,394	-	66,881	741,275
Consulting, wages and salaries (Note 21(iii)(d))	65,759	-	(65,759)	-
Depreciation (Note 21(iii)(d))	1,122	-	(1,122)	-
	(741,275)	7,790,263	8,835,168	(1,786,180)

Other
Finance income	3,221	-	-	3,221
Write down of advances to related company	(132,060)	-	-	(132,060)
Write-off of exploration properties	(8,835,168)	-	8,835,168	-
Gain on disposal of marketable securities	275,194	-	-	275,194
Foreign currency translation adjustment (Note 21(iii)(d))	6,980	-	-	6,980

Net loss for the year	$(9,423,108)	$7,790,263	$8,835,168	$(1,632,845)

Net unrealized loss on available-for-sale marketable securities	(8,000)	-	-	(8,000)

Comprehensive loss for the year	$(9,431,108)	$7,790,263	$-	$(1,640,845)

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2012

21.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The year ended January 31, 2011 Canadian GAAP statement of cash flows has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
	GAAP	adjustments	reclassifications	IFRS

Operating activities
Net loss for the period	$(9,423,108)	$7,790,263	$-	$(1,632,845)
Operating items not involving cash:
Depreciation	1,122	271,050	-	272,172
Write-off of exploration properties	8,835,168	(8,835,168)	-	-
Gain on disposal of marketable securities	(275,194)	-	-	(275,194)
Write down of advances to related company	132,060	-	-	132,060
Changes in non-cash working capital:
Sundry receivables and prepaids	(36,740)	-	-	(36,740)
Accounts payable and accrued liabilities	277,246	-	-	277,246
Due from (due to) related parties	346,741	-	-	346,741

Cash used in operating activities	(142,705)	(773,855)	-	(916,560)

Investing activities
Purchase of reclamation bonds	(2,876)	-	-	(2,876)
Additions to mineral properties (Note 21(iii)(c))	(773,855)	773,855	-	-
Proceeds on disposal of marketable securities	275,695	-	-	275,695

Cash used in investing activities	(501,036)	773,855	-	272,819

Change in cash and cash equivalents	(643,741)	-	-	(643,741)

Cash and cash equivalents, beginning of year	745,779	-	-	745,779

Cash and cash equivalents, end of year	$102,038	$-	$-	$102,038

22.	Subsequent Events

(a)

On May 8, 2012, the Company announced that it had secured an additional $2,000,000 loan extension from Waterton. As consideration for the loan extension, the Company will provide Waterton with additional net smelter return royalties on several of its property including Piñon and Fondaway Canyon.

	(b)	On April 17, 2012, the Company announced the commissioning of its mill at its Goldwedge Project.

	(c)	On April 16, 2012, the Company announced that 6,560,191 stock options granted to past directors, having an expiry date of June 26, 2014 had expired.

ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION
AND ANALYSIS

YEAR ENDED JANUARY 31, 2012

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

This Management Discussion and Analysis (“MD&A”) is dated May 29, 2012 and unlessotherwise noted, should be read in conjunction with the Company’s consolidated financial statements for the year ended January 31, 2012 and the comparable year ended January 31, 2011 and the related notes thereto. This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. Unless otherwise noted, all amounts reported herein are in United States dollars. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the year ended January 31, 2012 are not necessarily indicative of the results that may be expected for any future period.

The consolidated financial statements for the years ended January 31, 2012 and 2011 include the Company’s wholly owned subsidiaries, Kentucky Standard Energy Company, Inc. and Manhattan Mining Co., both United States Companies.

As of February 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”), with an opening transition date of February 1, 2010. The consolidated financial statements for the year ended January 31, 2012 are the first annual statements that have been prepared in accordance with IFRS. Readers of this MD&A should refer to “Changes in Accounting Policies” below, for a discussion of IFRS and its effect on the Company’s financial presentation.

In this MD&A and the financial statements, the term “CGAAP” refers to Canadian Generally Accepted Accounting Principles before the adoption of IFRS. For more information regarding the implementation of IFRS, please refer to note 21 of the consolidated financial statements for the years ended January 31, 2012 and 2011 and this MD&A on Conversion to IFRS.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information is a change or a fact that has or would reasonably be expected to have, a significant effect on the market price or value of the Company’s common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

The Company’s common shares are listed in the United States of America on the Over the Counter Bulletin Board “OTC:BB”, under the symbol RYSMF.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, including in respect of the timing of project development. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economies; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about the Company’s business are more fully discussed under “Risk Factors” contained elsewhere in this MD&A. The Company assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

HIGHLIGHTS

On May 8, 2012, the Company announced that it had secured an additional $2,000,000 loan extension from Waterton Global Value, L.P. (“Waterton”). This now brings the total funds provided by Waterton to $10,000,000. As consideration for this loan extension, the Company will provide Waterton with additional net smelter return royalties (“NSR”), on several of its properties, including Piñon and Fondaway Canyon.

On April 16, 2012, the Company announced the commissioning of its mill at its flagship Goldwedge Project in Manhattan, Nevada. The gravity process has been commissioned and is permitted to process four hundred metric tons of gold bearing ore per day. The commissioning of the mill was the most important milestone met to date, under the Company’s new management team. This positive development provides further evidence of management’s commitment and dedication to maximize the Company’s growth and build value for its shareholders.

On January 11, 2012, at its annual and special meeting of its shareholders, the Company announced the following persons elected as directors of the Company: Paul G. Smith (Chairman), James B. Clancy, John Fitzgerald, Riyaz Lalani and Ken Strobbe.

On December 6, 2011, Roland M. Larsen was terminated as President and Chief Executive Officer of the Company. Philip Gross, a director of the Company at the time, was appointed Interim President and Chief Executive Officer of the Company.

On August 26, 2011, the Company’s wholly-owned subsidiary, Manhattan Mining Co. (“Manhattan”), amended its existing senior secured bridge loan (the “Bridge Loan”) with Waterton such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility (the “Gold Stream Facility”) guaranteed by the Company. Under the Gold Stream Facility, Waterton will make up to $8,000,000 (the “Principal Amount”) available to Manhattan. The Principal Amount will be repayable in monthly installments commencing August 2012 through to July 2013. Under the Gold Stream Facility, each monthly repayment will be made by the delivery of gold bullion ounces to Waterton, whereby the number of ounces to be delivered shall be based on the then current spot price of gold less an applicable discount or by the payment of the cash equivalent of such number of ounces. Any principal amounts drawn under the facility will accrue interest at 9% per annum. In addition, Manhattan will owe Waterton a “profit participation” fee, dependent on the spot price of gold. As at January 31, 2012, $5,970,350 was outstanding under the Gold Stream Facility. There are additional financing costs associated with the Gold Stream Facility, including a profit participation component which has been accounted for as an embedded derivative, a structuring and placement fee paid to Waterton, a placement fee based on 4% of the amount drawn under the Gold Stream Facility paid to the agent and a premium of 33% paid during the monthly repayment period, beginning August 2012. Total finance costs of $712,822 have been expensed in the consolidated financial statements for the year ended January 31, 2012.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

OVERVIEW

The Company is a mineral exploration and mine development company engaged in locating, acquiring, exploring and developing gold and precious metal deposits in Nevada. The Company's flagship Goldwedge Project is located southeast of the Round Mountain gold mine in central Nevada. The Goldwedge Project continues to be the primary focus of the Company. This project is considered to be an advanced exploration development project that is fully permitted by the Nevada Division of Environmental Protection (“NDEP”) for a mine and mill. The Company’s portfolio of gold exploration projects also includes Fondaway Canyon, Piñon and Dixie-Comstock. The Company intends to evaluate, explore and develop its Nevada gold projects and, if appropriate, acquire additional prospective gold properties, to create a development pipeline that can fuel further growth.

GOING CONCERN

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss in the current and prior years, with a current net loss of $6,451,698 (2011– net loss of $1,632,845) and has an accumulated deficit of $44,553,494 (January 31, 2011 – $38,101,796, February 1, 2010-$36,468,951).

The underlying value of the resource properties is dependent upon the existence and economic recovery of economic reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to continue to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders, its current creditors and securing additional financing. During the year ended January 31, 2012, the Company secured financing of $8,000,000. These financial statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

MINERAL PROPERTIES

Goldwedge Project

The Goldwedge Project, represents the Company’s most advanced project and is located in theManhattan district of Nye County, approximately eight miles south of the Round Mountain mine and has been issued a mine and mill permit by the NDEP. The Company has been completing the refurbishment of the on-site processing plant which was used for the test mining and processing that took place between 2007 and 2008. As noted above, the mill was commissioned this past April. The process includes primary and secondary crushing and grinding facilities that feed a gravity recovery system. In addition, dry stack tailings containment as well as silt and fresh water ponds are in place. Testing of the various mineral processing functions commenced during April 2007, and continued throughout 2008, using previously extracted stockpiles of low grade gold feed material, as well as concurrently newly mined material. The plant feed material was processed into gold doré on site. The Company had recently completed construction of the Rapid Infiltration Basins (RIB), dewatered the previously completed underground development and also commenced phase 2 of the underground development program. This phase of the development includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The previous work has concentrated on the development of a spiral decline as a means to explore the deposit at depth. As part of the program, a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. Phase 2 of the development is concentrated on developing along the strike of known mineralized zones to assess continuity and grade as well as prepare areas for future test stoping. Currently, all material is sampled daily and analyzed for gold onsite at the Company’s assay laboratory. The assay laboratory was also recently refurbished and has now been approved by the NDEP.

On June 29, 2005, the Company entered into a five year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1,600 acres (four patented and 70 unpatented claims). The property’s position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option included the Dixie-Comstock claim group located in Churchill County, Nevada. Dixie-Comstock is a 1,500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. Annual option payments of $48,000 were to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result, this property is now 100% owned by the Company.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

The Company has recorded an asset retirement obligation (“ARO”) on its Goldwedge Project in the amount of $168,276, representing the net present value of management’s estimated costs to restore the property site to its original condition. In determining these estimated costs, management also reviews calculations prepared by and provided by the state of Nevada, using the Nevada Standardized Reclamation Cost Estimator (“SRCE”). The SRCE is used by the state in calculating the reclamation bond being requested from the Company.

Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted ARO for all projects, where applicable, has been estimated by management assuming that the future payments will be made over a ten year period from the date of initial assessment of the ARO’s using a discount rate of 10%.

Project Expenditures

During the year ended January 31, 2012, the Company's exploration and evaluation expenditures on the Goldwedge Project were $2,748,949 (2011 - $787,166).

Future Programs

Management anticipates advancing the production potential on the Goldwedge Project by incurring further exploration and evaluation expenditures and continuing to upgrade the processing plant. The Company will maintain its ongoing claim renewal fees and will maintain and complete various operational permits with regulatory bodies.

Other Properties

The Piñon property is made up of certain lease agreements to lease certain properties in Elko County, Nevada. During the year ended January 31 2012 the Company's exploration and evaluation expenditures on the Piñon property were $71,188 (2011 - $86,995).

The Fondaway Canyon property is located in Churchill County, Nevada. During the year ended January 31, 2012, the Company's exploration and evaluation expenditures on the Fondaway Canyon Project were $37,297 (2011 - $58,037).

The Kentucky Project is located in Wolfe County, Kentucky. During the year ended January 31, 2012, the Company’s exploration and evaluation expenditures on the Kentucky Project were $96,922 (2011-$112,707). See “Related Party Transactions”. The Kentucky Project represents the Company’s sole venture in coal exploration. The Company is currently reviewing all options with this project.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

Under the guidance of IAS 37, the Company has recorded an ARO on the Piñon Project in the amount of $28,724 and on the Kentucky Project $95,315 as at January 31, 2012, representing the net present value of the estimated costs to restore each property to its original condition.

ENVIRONMENTAL LIABILITIES

The Company’s projects in Nevada are subject to regulation and permitting by the NDEP. The Company is not aware of any other environmental liabilities or obligations associated with its mining interests in Nevada. The Company is conducting its operations in a manner that is consistent with governing environmental legislation.

OVERALL PERFORMANCE

During the year ended January 31, 2012, the continuing global economic uncertainty weighed heavily on the equity markets and the junior mining industry. Notwithstanding these challenges, the Company was able to secure financing with Waterton, finalizing an $8,000,000 Gold Stream Facility during the third quarter. The Gold Stream Facility has allowed the Company to focus on its Goldwedge Project and its primary objective of completing the processing plant (mill). During the fourth quarter, management hired two main contractors to carry out the completion of the mill, which was recently commissioned. The Company continues to prepare the mill for production and during the fourth quarter, primarily, incurred $1,619,341 in construction costs associated with the mill, including significant electrical upgrades and new installations. During the construction, the Company encountered many challenges with the existing equipment, due to mechanical failure requiring repeated repairs and replacement. These costs will be depreciated, once the mill is in production.

The Company’s net loss for the year ended January 31, 2012 was $6,451,698 ($0.08 per share) compared to $1,632,845 ($0.02 per share) for the year ended January 31, 2011, an increase of $4,818,853. The increase in the loss is mainly attributable to the increased exploration and evaluation expenditures of $1,909,451, the result of the increased mine staff and the hiring of consultants to carry out the exploration and development of the mine, made possible by the Gold Stream Facility. In addition, general and administrative expenses increased by $ 2,067,844, mainly attributable to increased professional fees of $1,296,211, representing primarily, legal expenses incurred in addressing the company’s outstanding claims, providing for estimated expenses in connection with an outstanding claim, preparing for the recent annual general meeting on January 11, 2012 and a more focused effort on corporate governance with an increase in corporate development of $205,849, the majority of which was in connection with activities around the recent annual general meeting. In addition, the Company granted stock options on January 20, 2012 to directors, officers, an employee and a consultant. The impact of these options resulted in an increase to the loss during the year of $503,942. There were no stock options granted in 2011. Also contributing to the increased loss was the financing costs associated with the Gold Stream Facility, a total of $ 712,822 for the year.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

The Company’s future financial condition and operations is dependent on many factors including, the underlying value of the resource properties which is dependent on the underlying mineral claims, the ability to raise additional long-term financing or other forms of financing to enable it to complete the development of the properties and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.

SELECTED ANNUAL FINANCIAL INFORMATION

For the financial information for 2010, the results and balances have been prepared in accordance with CGAAP.

	2012	2011	2010
	(IFRS)	(IFRS)	(CGAAP)
	$	$	$

Total revenues	nil	nil	nil
Net loss for the year	6,451,698	1,632,845	961,104
Basic and diluted loss per share	0.08	0.02	0.01
Total issued share capital	83,853,825	83,853,825	83,853,825
Total equipment	2,084,336	453,733	725,906
Total assets (including equipment)	3,653,198	1,206,908	2,213,446
Total liabilities (excluding long- term debt and related embedded derivative)	3,361,101	1,167,698	533,391
Total long-term debt and related embedded derivative	6,102,644	nil	nil

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated. For the four quarters ending after February 1, 2010, the quarterly results have been restated to reflect accounting policies consistent with IFRS.

	Ended Jan-31 2012	Ended Oct-31 2011	Ended July-31 2011	Ended Apr-30 2011	Ended Jan-31 2011	Ended Oct-31 2010	Ended July-31 2010	Ended Apr-30 2010
Finance Income	(2,285)	(801)	(708)	(497)	(1,149)	(130)	(919)	(1,023)
Exploration	996,551	999,865	783,052	174,888	304,872	250,733	242,022	247,278
General & administrative	2,338,423	202,442	197,530	70,724	346,144	84,864	111,313	198,954
Write-off of advances	-	-	-	-	132,060	-	-	-
Gain on disposal of marketable securities	-	-	-	-	(275,194)	-	-	-
Other expenses (income)	(608,991)	1,280,855	12,481	8,169	(12,980)	7,503	1,751	(3,254)
Net loss	2,723,698	2,482,361	992,355	253,284	493,753	342,970	354,167	441,955
Basic & diluted loss per share	0.03	0.03	0.01	0.00	0.01	0.00	0.00	0.01
Weighted average number of shares	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825

FINANCIAL PERFORMANCE

Revenue

The Company’s Goldwedge Project is the property of main focus. It is still in the exploration and development stage. Until sufficient work has been completed to confirm the technical feasibility and commercial viability of this project, no material revenue will be earned. No revenues have been earned during the years ended January 31, 2012 and 2011.

Expenses

As previously noted, the Company’s loss for the year ended January 31, 2012 was $6,451,698 ($0.08 per share) compared to $1,632,845 ($0.02 per share) for the year ended January 31, 2011, an increase of $4,818,853. The financing provided by the Gold Stream Facility allowed the Company to increase employee levels in all areas, underground mining, underground drilling, engineering staff, a mill superintendent, a new safety officer, assay laboratory expertise and an experienced underground superintendent, working as an independent contractor. As of the date hereof, the Company has continued to hire new miners, surface drillers, assay laboratory samplers, an engineer/surveyor and a geological consultant. Also, during the fourth quarter and as of the date hereof, management continued to assess the performance of its workforce, making changes where necessary. Management is continually challenged with recruiting quality employees who are willing to accept the challenges of working in this remote location. These efforts have resulted in the increase in consulting, wages and salaries during the year, an increase of $1,012,385 on the Goldwedge Project. During the fourth quarter, the Company carried out extensive mine development efforts with expenditures increasing $355,314. The major contributing factors to this increase were in connection with the completion of the secondary escape/ventilation raise.

During the third quarter, the Company completed the construction of the Rapid Infiltration Basins (RIB), dewatered the previously completed underground development and also commenced phase 2 of the underground development program. With the increased activity towards the last two quarters of the year, the Company also incurred a higher level of costs for supplies, transportation and small tools and equipment, an increase of $359,228.

During the fourth quarter, the Company encountered issues not previously anticipated, including electrical improvements and upgrades required for its underground operations which led to a shutdown of the underground mine in the early part of the first quarter of fiscal 2013.

As previously noted, general and administrative expenses increased by $2,067,844, mainly attributable to increased professional fees of $1,296,211, increased corporate development of $205,849 and the increase from the granting of stock options of $503,942. The professional fees related to continuing costs in connection with outstanding claims, a provision for estimated expenses of $ 330,000 in connection with the Company’s action with Hale Capital Management,LP and Hale Capital Partners, LP and professional fees related to continuous disclosure requirements.

During the fourth quarter, management revised its estimates for its financing costs in connection with the Gold Stream Facility. As a result, finance costs for the year ended January 31, 2012 totaled $712,822. Included in these finance costs, is an estimate of the impact of the embedded derivative, which is a component of the Gold Stream Facility and is triggered when the spot price of gold is in excess of $1,600 an ounce on the business day immediately preceding the repayment, which begins August 2012. The embedded derivative will be re-evaluated at the end of each quarter and adjusted to its estimated fair value.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no operating cash flow and has to date, financed its mineral exploration activities and its ongoing expenditures, primarily through equity transactions such as equity offerings, the exercise of warrants and its recent financing arrangement with Waterton. The Company’s financial success will be dependent on the economic viability of its mineral exploration properties to the extent that it can establish economic reserves and its ability to secure ongoing financing and the support of its shareholders and creditor.

As at January 31, 2012, the Company had cash of $629,553. Cash used in operating activities was $4,075,007 for the year ended January 31, 2012. During the year, the Company experienced a net increase in non-cash working capital items of $1,064,062, which was primarily due to increases in accounts payable and accrued liabilities of $1,481,098, offset by a repayment of amounts due to related parties of $322,038 and an increase in sundry receivables and prepaids of $94,998.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

As at January 31, 2012 and the date hereof, the Company had met its capital commitment obligations to keep its property agreements in good standing.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2012, the Company had cash of $629,553 compared to $102,038 as at January 31, 2011, to settle current liabilities of $6,120,109 compared to $935,688 as at January 31, 2011. Included in current liabilities are amounts owing on the long-term debt, including the embedded derivative totaling $3,051,323. All of the Company's financial liabilities, excluding those related to the long term debt (including the embedded derivative) have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure maintenance of liquidity.

As of the date hereof, the Company had drawn $10,000,000 against the Gold Stream Facility. See “Recent Developments”.

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

CONTRACTUAL OBLIGATIONS

(a) Under the terms of the option agreement with Sharpe Resources Corporation (“Sharpe”), the Company was required to incur expenditures of $2,000,000 in total by December 9, 2011 to exercise its option. As noted previously, the Company exercised the option on December 7, 2011. Pursuant to the terms of the option agreement, the Company requested Sharpe to provide additional cash to the Kentucky Project, to match that of the Company, which had exceeded $2,000,000. As of the date hereof, Sharpe had not responded.

(b) Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. In order to maintain its property on the Goldwedge Project, the Company has to pay claim renewal fees to the BLM of approximately $15,000.

(c) The Company had an employment contract dated January 1, 2011 with the former Chief Executive Officer. The contract was for a term of five years, allowing for a base salary of $250,000 per year and also providing for an additional annual bonus payment at the discretion of the Board of Directors. The contract also contained termination provisions entitling the former Chief Executive Officer to receive the greater of three years basic compensation and the amount outstanding for the remainder of the term of the employment agreement only if he is terminated other than for cause or if he terminated his employment for “good reason” which includes material failure by the Company to substantially comply with the terms of the employment agreement. Management has determined that the former Chief Executive Officer is not entitled to any additional compensation since he was terminated with cause.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

Management has undertaken a review of all contractual obligations and other payables in relation to the Company’s properties and operations. The Company has no operating revenues and therefore it must utilize its current cash reserves, funds obtained from the exercise of stock options and other financing transactions to maintain its capacity to meet ongoing discretionary exploration and operating activities. Although the Company has obtained financing, the Company does not have sufficient funds on hand to meet its current operating and capital requirements; therefore, the Company will continue to seek additional equity or debt financing to generate funds.

As at January 31, 2012 and as of the date hereof, the Company had 83,853,825 common shares issued and outstanding, and stock options outstanding as at January 31, 2012, to acquire 12,060,191 common shares of the Company. As at January 31, 2012, 9,060,191 options were exercisable. During the year ended January 31, 2012 and as of the date hereof, the Company granted 4,700,000 stock options to directors, officers, an employee and a consultant. 1,700,000 of these stock options were exercisable as at January 31, 2012. During the year and as of the date hereof, no common shares had been issued and no stock options were exercised. In December of 2011, the Company amended and restated its stock option plan. Subsequent to the year-end, 6,560,191 stock options granted to past directors, having an expiry date of June 26, 2014, had expired. As of the date hereof, the Company had 5,350,000 stock options outstanding that would raise $ 1,475,000, if exercised in full.

The Company’s liquidity risk with financial instruments is minimal as any excess cash is invested in highly liquid bank-backed guaranteed investment certificates.

The market value of the Company’s investment in Sharpe, a Canadian held public company as at January 31, 2012, was $150,000. The Company can sell the securities to raise funds to settle its obligations as they arise. The investment is considered an available for sale investment and the Company has recorded other comprehensive income on this investment of $ 97,999, for the year ended January 31, 2012.

RELATED PARTY TRANSACTIONS

Remuneration of Directors and key management personnel of the Company was as follows:

	Years Ended	January 31,
	2012	2011
Salaries and benefits paid to directors and officers (1)	$471,380	$316,911
Stock-based payments	$501,799	$-

(1) Salaries and benefits include director fees. The board of directors does not have employment or service contracts with the Company. Directors are entitled to directorfees and stock options for their services. Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc., a company providing financial services to the Company.

Due to related parties balance as at January 31, 2012 consists of $22,607 (January 31, 2011 - $357,061, February 1, 2010 - $nil) owing to the former CEO and $12,416 owed to Sharpe (January 31, 2011 - $nil, February 1, 2010 - $121,740). In addition, included in accounts payable and accrued liabilities is $18,677 (2011 - $nil), owing to the former CEO.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As at January 31, 2012 and the date hereof, the Company has 83,853,825 common shares outstanding.

As at January 31, 2012, the Company had 12,060,191 stock options outstanding, as follows:

Number of Options	Exercise Price	Expiry Date
7,360,191	$0.10	June 26, 2014
4,700,000	$0.30	January 20, 2017

As of the date hereof, the Company had 5,350,000 stock options outstanding, after the expiration of 6,560,191 stock options to former directors, which was announced on April 16, 2012 and 150,000 to a former employee. And, of the remaining 5,350,000 stock options outstanding, 2,350,000 are exercisable.

CONTINGENCIES

(a)

The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. The Company intends to vigorously defend itself against this claim.

(b)

The Company received an action against it whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management had responded to the DMER and is rectifying the notice received from the DMER. The Company believes that no penalty will be assessed.

(c)

On September 27, 2011, Hale Capital Management, LP and Hale Capital Partners, LP(together, “Hale Capital”) commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favorable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled approximately $376,179, as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. Management has estimated these expenses at $330,000 and has accrued this amount in the accounts.

OFF BALANCE SHEET ARRANGEMENTS

As of the date hereof, management believes the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

There are no proposed transactions of a material nature being considered by the Company. However, the Company continues to evaluate either debt or equity financings and evaluate properties that may be sold in the future.

CONVERSION TO IFRS

Overview

As stated in Significant Accounting Policies (note 2), of the Consolidated Financial Statements for the years ended January 31, 2012 and 2011, they have been prepared in accordance with IFRS as issued by the IASB.

The policies set out in the Significant Accounting Policies section have been applied in preparing the financial statements for the years ended January 31, 2012 and 2011 and in the preparation of an opening IFRS balance sheet at February 1, 2010 (the Company’s Transition Date).

First Time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS statement of financial position as at February 1, 2010.

  To apply IFRS 2 Share-based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.
  To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.
  To apply IAS 23 Borrowing Costs prospectively from the Transition Date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

Changes to Accounting Policies

The Company has changed certain accounting policies to be consistent with IFRS effective on January 31, 2012 (note 2), the Company's first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

(a) Impairment of non-financial assets

IFRS requires a write down of assets if the higher of the fair value less costs to sell and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Previously, Canadian GAAP required a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the consolidated financial statements.

(b) Decommissioning Liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the consolidated financial statements.

(c) Exploration and evaluation expenditures

On transition to IFRS, the Company adopted a policy to expense exploration and evaluation expenditures as incurred. Previously, the Company's Canadian GAAP policy was to capitalize exploration and evaluation expenditures as incurred. As a result of this adoption, all previously capitalized mineral property costs were written off against accumulated deficit, and to the extent relating to cost incurred in the current period, against the statement of operations.

In fiscal 2011, the Company wrote down mineral properties amounting to $8,437,355 in relation to the Goldwedge Project, primarily due to the lack of financing to fund exploration activities at the time. The impairment loss recognized under Canadian GAAP would not have been recognized under IFRS because the expenditures to which it related would not have been recognized as assets.

Impact on Consolidated Statements of Financial Position

	As at	As at
	January 31,	February 1,
	2011	2010

Adjustment to mineral properties	$(12,009,423)	$(19,799,686)
Adjustment to accumulated deficit	$(12,009,423)	$(19,799,686)

Impact on Consolidated Statements of Operations

Year ended
January 31, 2011

Adjustment to exploration and evaluation expenditures	$7,790,263
Adjustment to loss	$7,790,263

Impact on Consolidated Statements of Cash Flows

Year ended
January 31, 2011

Adjustment to loss	$7,790,263
Depreciation	$271,050
Mineral resource properties and exploration expenditures	$8,061,313

(d) Presentation

Certain amounts on the consolidated statements of financial position, statements of operations and comprehensive loss and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS.

NEW SIGNIFICANT ACCOUNTING POLICIES

In addition to the changes to significant accounting policies on the conversion to IFRS, the Company followed the following two new accounting policies as noted in Note 2 of the consolidated financial statements for the years ended January 31, 2012 and 2011:

Long-term debt

Long-term debt instruments are initially recognized at fair value, net of debt issuance costs incurred. Long-term debt instruments are subsequently valued at amortized cost. Debt issue costs are deducted from the balance of the underlying debt and amortized using the effective interest rate method.

Embedded derivative on Long-term debt

The Company may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. All financial derivative contracts are classified as “fair value through profit or loss”.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through the profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately profit or loss

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from those estimates. The consolidated financial statements for the year ended January 31, 2012 and 2011 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements for the years ended January 31, 2012 and 2011 and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following and are explained in detail in Note 2 of the consolidated financial statements for the years ended January 31, 2012 and 2011:

Management’s assumption of material restoration, rehabilitation and environmental obligations, based on the facts and circumstances that existed during the period; and
Management’s assumption used to determine the fair value of the embedded derivative on long-term debt

NEW ACCOUNTING PRONOUNCEMENTS

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the International Accounting Standards Board (“IASB”) in October 2010 and will replace IAS 39 Financial Instruments Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The IASB has proposed amending the effective date to January 1, 2015. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

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

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 - Joint Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

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

IFRS 13 Fair Value Measurement (“IFRS 13”)

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

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

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

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive loss which at January 31, 2012 totaled $(5,810,547) (January 31, 2011 - $39,210 and February 1, 2010 - $1,680,055). Included in the consolidated statements of financial position is an accumulated deficit of $44,553,494 as at January 31, 2012 (January 31, 2011 – $38,101,796 and February 1, 2010-$36,468,951).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the years ended January 31, 2012 and 2011.

The Company has cash balances and interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, banker’s acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy. The Company’s interest bearing debt is its Gold Stream Facility which bears interest at the rate of 9% per annum. The Company is also obligated to pay a profit participation amount, on each repayment date, when the spot price of gold is in excess of $1,600 an ounce on the business day immediately preceding the repayment. In addition, the Company is obligated to pay an amount in excess of the scheduled repayment amount, equal to approximately 33%.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

The Company’s functional and reporting currency is the US dollar and major purchases are transacted in US dollars. An operating account is maintained in Canadian dollars primarily for settlement of general corporate expenditures.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

  The Company’s marketable securities are subject to fair value fluctuations. As at January 31, 2012, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the year ended January 31, 2012 would have been approximately $15,000 higher/lower. Similarly, as at January 31, 2012, reported shareholders’ equity would have been approximately $15,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

  Cash, sundry receivables, due to related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2012, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net loss and comprehensive loss would be affected by approximately $36,000.

  Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As at January 31, 2012 and the date hereof, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company’s liquidity and its ability to meet its ongoing obligations. See “Risk Factors”.

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors below.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

Exploration Stage Company and Exploration Risks

The Company is a junior resource company focused primarily on the acquisition and exploration of mineral properties located in the United States and, as such, is engaged in a highly speculative business. The properties of the Company have no established reserves. There is no assurance that any of the projects can be mined profitably. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if at all, from its mineral properties. Any profitability in the future from the business of exploration will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time that even a combination of management’s careful evaluation, experience and knowledge may not eliminate. There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities.

While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration, development and production programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves that are sufficient to commercially mine some of the Company’s properties and construct, complete and install mining and processing facilities on those properties that are actually mined and developed.

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

Market Fluctuations and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company’s control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

Mining Risks and Insurance

The Company is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards if mineral exploration against which it or the operator of its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. In addition, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Environmental Risk

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds.

Title Risk

The validity of unpatented mining claims on public lands, which constitute most of the Company’s property holdings, is often uncertain and may be contested and subject to title defects.

Property Interests

The Company's gold and coal interests being the Goldwedge Project (including the Dixie-Comstock Mining Company claims), Piñon Project, Fondaway Canyon Project, and Kentucky Project (collectively “Property Interests”) are the only projects that are currently material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be solely dependent upon its current Property Interests. There is significant competition for the acquisition of properties producing or capable of producing gold and precious minerals. The Company may be at a competitive disadvantage in acquiring additional mining properties since it must compete with other parties, many of whom have greater financial and technical resources than the Company. As a result, the Company may be unable to acquire attractive mining properties on terms it considers acceptable. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's existing Property Interests would have a material adverse effect on the Company’s financial condition and results of its operations.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

Credit Risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and reclamation bonds. The Company has no significant concentration of credit risk arising from operations. While cash and reclamation bonds are held with reputable financial institutions from which management believes the risk of loss to be minimal, there can be no assurances that such institutions will not encounter economic difficulties, which may, in turn, have a material adverse effect on the Company.

Liquidity Risk

There is a risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. However, since the Company does not have any revenue, there is a risk that the Company will not have sufficient cash resources to meet liabilities as they come due.

Commodity Prices

The value and price of the Company’s securities, its financial results, and its exploration, development and mining activities may be significantly adversely affected by declines in the price of gold, other precious metals and coal. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of gold producing countries throughout the world.

Government Regulation

The Company’s mineral exploration and development activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. The Company can provide no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company’s exploration, production or development activities. There is no guarantee that the Company’s exploration licenses will be extended or that new exploration licenses will be approved. In addition, such exploration licenses could be changed and there can be no assurances that any application to renew any existing licenses will be approved. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations, if any. There can be no assurance that the Company will be able to obtain these permits in a timely manner.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

Capital Investment

The ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favorable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

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

Dependence on Key Employees

The Company’s business is dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company.

RISK MANAGEMENT

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors provides regular guidance for overall risk management.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

In contrast to the certificate required under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2012
Discussion Dated May 29, 2012

ADDITIONAL DISCLOSURE FOR VENTURE CORPORATIONS

The following table sets forth a breakdown of the components of general and administrative expenditures for the Company, for the year ended January 31, 2012 and 2011.

	Years Ended January 31,
	2012 $	2011 $
Detail
Corporate development	263,251	57,402
Insurance	22,841	24,168
Office and general	1,719	31,786
Professional fees	1,489,989	193,778
Consulting, wages and salaries	526,446	433,019
Share based payments	503,942	-
Depreciation	931	1,122
Total	2,809,119	741,275

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit

1.1	Certificate of Incorporation of the Company, as amended.*

1.2.1	By-law No. 1 of the Company (incorporated by reference to Schedule “E” to the Company’s Form 6-K filed with the SEC on June 21, 2007).

1.2.2	By-law No. 2 of the Company (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on January 12, 2012).

2.1	Shareholder Rights Plan dated December 23, 2010.*

4.1	2011 Amended and Restated Stock Option Plan (incorporated by reference to Schedule B to Exhibit 99.1 to the Company’s Form 6-K/A filed with the SEC on December 22, 2011).

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