Form 20-F
period 2013-01-31
ROYAL STANDARD MINERALS INC
filed 2013-06-18
CIK 1027162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2013

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

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

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5
(Address of principal executive offices)

George Duguay
36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5
(416) 848-7744 george@dsacorp.ca
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

i

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

As of January 31, 2013: 83,953,825 Common Shares, without par value

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

Large accelerated filer [   ]     Accelerated filer [   ]     Non-accelerated filer [   ]

Indicated by check mark which basis of accounting the company has used to prepare the financial statements included in this filing:

ii

U.S. GAAP [ ]	International Financial Reporting Standards as	Other [ ]
issued by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[   ] Item 17     [   ] Item 18

If this is an annual report, indicate by check mark whether the company is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ] No [X]

iii

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

Unless otherwise indicated, all dollar amounts in this report are presented in U.S. dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2013, based upon the Bank of Canada noon exchange rate, was U.S.$1.00 = Cdn$1.0027.

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

Statements concerning mineral reserves and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered if any of the, Fondaway Canyon, Dixie-Comstock or Kentucky projects are developed, and in the case of mineral reserves or resources, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “estimates” or “intends,” or the negative or other variations of these words or other comparable words or phrases or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements also include the potential for future growth, indications of potential for economic extraction, the extraction of material that the Company is able to process, the potential to increase throughput and resource estimates, exploration and development plans, and the execution of certain agreements including the terms of those agreements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  precious metal and coal price fluctuations;
  volatility in the financial markets;
  operating hazards and risks;
  risks and uncertainties relating to the exploration and development of mineral properties;
  uncertainty attributable to the calculation of reserves, resources and metal recoveries;
  uncertainty of title to mining properties;

  risks associated with dilution;· risks related to environmental regulation and liability;
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

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The tables below present selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2013, 2012 and 2011. The selected financial data presented herein for the fiscal years ended January 31, 2011, 2012 and 2013 is prepared in accordance with International Financial Reporting Standards. The financial data includes the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Company, Inc., and Manhattan Mining Co. (“Manhattan”), both United States companies. See “Item 4. Information on the Company”.

Royal Standard Minerals Inc.
(An Exploration Stage Enterprise)
Consolidated Financial Statement Data
For the Years Ended January 31
(Expressed in US Currency)

	2013	2012	2011

Revenue	$0	$0	$0
Finance Income	$7,274	$4,291	$3,221
Expenses	($5,381,441)	($5,763,475)	($1,786,180)
Net income (loss) for the year	$5,291,142	($6,451,698)	($1,632,845)
Deficit, beginning of year	($44,553,494)	($38,101,796)	($36,468,951)
Income (loss) per common share:
Basic income (loss) per share	$0.06	($0.08)	($0.02)
Diluted income (loss) per share	$0.06	($0.08)	($0.02)
Weighted Average Shares
Outstanding-Basic	83,885,036	83,853,825	83,853,825
Outstanding-Diluted	83,986,566	83,853,825	83,853,825

Balance Sheet	January 31, 2013	January 31, 2012	January 31, 2011
Current Assets	$2,943,569	$935,828	$215,315
Equipment, net	$23,716	$2,084,336	$453,733
Total Assets	$3,155,535	$3,653,198	$1,206,908
Current Liabilities	$3,195,672	$6,120,109	$935,688
Net Assets	($147,784)	($5,810,547)	$39,210

The Company has not set forth selected financial data for the fiscal years ended January 31, 2010 and 2009 as such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

The operations of the Company involve a number of substantial risks and the securities of the Company are highly speculative in nature. See the risk factors found in the Management’s Discussion and Analysis for the fiscal year ended January 31, 2013, included in Item 17 of this Form 20-F.

Additional Risk Factor

The Company may be a passive foreign investment company, which has certain adverse consequences for U.S. Holders (as defined herein).

A non-U.S. corporation generally will be considered a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If the Company were treated as a PFIC for any taxable year in which a U.S. Holder held the Company’s common shares, certain adverse consequences could apply, including a material increase in the amount of tax that the U.S. Holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements.

The determination of whether a corporation is a PFIC involves the application of complex tax rules. The Company has not made a conclusive determination as to whether it has been in prior tax years or is currently a PFIC. The Company could have qualified as a PFIC for past tax years and may qualify as a PFIC currently or in future tax years. However, no assurance can be given as to such status for prior tax years, for the current tax year or future tax years. U.S. Holders of the Company’s common shares are urged to consult their own tax advisors regarding the application of U.S. income tax rules. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their situation.

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

The registered office of the Company is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5. The Company’s two wholly-owned subsidiaries, Manhattan Mining Co. and Kentucky Standard Energy Company, Inc., have offices at 36 Toronto Street, Suite 1000, Toronto, Ontario and 11945 North Big Creek Road, Hadfield, Kentucky, 41514, respectively. The Company’s telephone number at its registered office is [(416) 848-7744].

For a description of certain of the Company’s principal capital expenditures and divestitures, see “Item 4.D. Property, plants and equipment.”

On December 19, 2012, the Company announced the completion of its transaction (the “Transaction”) with Scorpio Gold Corporation (TSX V:SGN) (“Scorpio”) to sell its Goldwedge and Piñon property interests and the assets related thereto to Scorpio. Subsequent to the announcement of the non-binding letter of intent with Scorpio on August 29, 2012, the Company slowed down daily activity at Goldwedge, its flagship operation, while the Transaction was ultimately concluded. During the interim, the Company focused on a maintenance and upkeep program.

The Transaction was completed pursuant to the previously announced asset purchase and sale agreement entered into with Scorpio on October 10, 2012. Pursuant to the Transaction, the interests of the Company and its wholly-owned subsidiary, Manhattan Mining Co. (“Manhattan”), in the Goldwedge and Piñon properties and the assets related thereto were sold to Scorpio and its wholly-owned subsidiary Goldwedge LLC for $1.25 million in cash, Canadian dollars, 3 million common shares of Scorpio and the assumption by Scorpio of approximately $12 million in principal and all interest, fees and other amounts due on such principal (such amounts having an approximate current aggregate value of $16,681 million) which were owed by the Company to Waterton Global Value, L.P., (“Waterton”) the Company’s principal creditor.

The completion of the Transaction followed a special meeting of the Company’s shareholders held on November 28, 2012, at which votes representing 50.08% of the total issued and outstanding shares of the Company as at the record date were cast either by proxy or in person, with 99.46% of such shares voting in favour of the special resolution approving the Transaction.

Subsequent to the closing of the Transaction and the sale of its material mineral properties, the Company has used the net proceeds from the Transaction to fund ongoing operations and to repay existing creditors including through the sale of the Company’s remaining properties and assets.

On January 31, 2013, the Company sold its royalty on the Piñon Railroad Property to XDM Royalty Corp. (“XDM”), for $902,126.

On January 31, 2013, the Company sold the 3 million common shares it received from Scorpio on the sale of its Goldwedge and Piñon property interests and the related assets thereto to Waterton for $1,651,320.

Project Expenditures

During the year ending January 31, 2013, expenses on the Goldwedge Project were $2,803,375 with cumulative expenditures to January 31, 2013 of $22,360,314. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. A table of detailed expenditures follows:

				Cumulative from
	January 31,	January 31,	January 31,	date of inception of
For the years ending	2013	2012	2011	exploration phase
Goldwedge Project
Opening balance	$19,556,939	$16,874,710	$16,087,544	$0
Property acquisition costs, claim staking and maintenance fees	$11,743	$11,743	$40,492	$1,215,653
Travel	$27,709	$71,292	$65,983	$497,261
Mine development costs	$1,878,956	$397,626	$42,312	$3,365,682
Drilling	$71,884	$40,206	0	$1,060,883
General exploration	0	0	0	$133,353
Professional fees	0	$113,442	$65,550	$259,156
Consulting	$736,060	$1,238,299	$240,392	$7,196,462
Office and general	$130,011	$324,686	$84,314	$2,213,317
Analysis and assays	0	$7,392	$2,225	$165,227
Supplies, equipment and transportation	$48,240	$353,312	($9,010)	$4,079,293
Milling costs	$161,474	0	0	$161,474
Depreciation	$104,819	$124,231	$254,908	$2,710,089
Less: Proceeds from sale of exploration ore	($367,521)	0	0	($697,536)
Activity during the period	$2,803,375	$2,682,229	$787,166	$22,360,314
Closing balance	$22,360,314	$19,556,939	$16,874,710	$22,360,314

Project Expenditures

During the year ended January 31, 2013, expenditures on the Piñon Project were $104,696 with cumulative expenditures to January 31, 2013 of $2,300,596. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. A table of detailed expenditures follows:

				Cumulative from date
	January 31,	January 31,	January 31,	of inception of
For the years ending	2013	2012	2011	exploration phase
Piñon Project
Opening balance	$2,195,900	$2,088,512	$2,001,517	$0
Property acquisition costs	$46,158	$79,571	$102,706	$838,652
Claim staking and maintenance fees	$26,200	$26,200	0	$52,400
Travel	0	0	0	$78,326
Drilling	0	0	0	$130,600
General exploration	0	0	0	$7,765
Professional fees	0	0	0	$85,941
Office and general	$11,479	0	0	$109,599
Geologist	0	0	0	$32,653
Consulting, wages and salaries	$20,859	$1,617	($15,711)	$666,100
Reclamation costs	0	0	0	$167,785
Analysis and assays	0	0	0	$74,042
Supplies, equipment and transportation	0	0	0	$56,733
Activity during the period	$104,696	$107,388	$86,995	$2,300,596
Closing balance	$2,300,596	$2,195,900	$2,088,512	$2,300,596

Railroad Project
Opening balance	$0	$0	$0	$0
Property acquisition costs	0	0	0	$465,993
Professional fees	0	0	0	$123,580
Consulting, wages and salaries	0	0	0	$27,727
Sale of property	0	0	0	($617,300)
Activity during the period	0	0	0	$0
Closing balance	$0	$0	$0	$0

B. Business overview.

Royal Standard is a mineral exploration company primarily engaged in locating, acquiring, exploring and developing gold and precious metal deposits in the State of Nevada. The Company sold its previously held Goldwedge and Piñon property interests and the assets related thereto to Scorpio and its wholly-owned subsidiary Goldwedge LLC, on December 17, 2012. The Company currently owns two projects in two separate gold-silver districts in Nevada, namely the Fondaway Canyon and Dixie-Comstock Projects in Churchill County.

At the present time, the Company's activities include exploratory searches for gold ore in Nevada and coal in Kentucky. The Company continues evaluating the potential for economic extraction of known deposits of ore grade material on the Company's mineral exploration properties. The Company has not generated any revenues from operations at this time. See “Item 3.D. Risk Factors.

The Company’s activities in the State of Nevada are regulated by U.S. Department of Labor, Division of Mine Safety and Health Administration (“MSHA”). MSHA is responsible for ensuring that all miners on the worksite operate in a safe environment according to all training, safety and health standards they set forth. The Nevada Division of Water Resources (“NDWR”), has the responsibility of granting permission to mining companies the right to appropriate water for mining, milling and domestic use. The Nevada Division of Environmental Protection (“NDEP”) has the responsibility of granting and regulating permits required for mining and other similar activities in the state.

The Company’s activities in the State of Kentucky are subject to regulation and permitting by the Kentucky Division of Mine Reclamation and Enforcement and the Kentucky Division of Mine Permits, both divisions of the Kentucky Energy and Environment Cabinet.

C. Organizational structure.

The Company has two wholly-owned subsidiaries, Manhattan Mining Co., a corporation incorporated under the laws of the State of Nevada, and Kentucky Standard Energy Company, Inc., a corporation incorporated under the laws of the State of Kentucky.

D. Property, plants and equipment.

The registered office of Royal Standard Minerals Inc. is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5. The Company’s wholly-owned subsidiary Manhattan Mining Co. is also located at this office and the Company’s wholly-owned subsidiary Kentucky Standard Energy Company, Inc. has an office at 11945 North Big Creek Road, Hadfield, Kentucky, 41514.

Fondaway Canyon and Dixie-Comstock Projects

The 100% controlled Fondaway Canyon gold project is located in Churchill County, Nevada in the Stillwater range. The Fondaway Canyon property is accessible from Fallon east along U.S. Highway 50, then north on Hwy 116 to the settlement of Stillwater, then north on an improved gravel road for 30 miles along the front range of the Stillwater Mountains to Fondaway Canyon. The elevation of the property ranges from 5000 to 6000 feet. Access east into Fondaway Canyon is steep but adequate with existing mine roads. The Fondaway Canyon deposit is located on the west flank of the Stillwater Range in Sections 1 and 2, T22N, R33E, and Sections 5 and 6, T22N, R34E.

The Fondaway Canyon property consists of 148 contiguous unpatented lode-mining claims (approximately 3000 acres) on Bureau of Land Management (“BLM”) land held under a lease agreement assigned from Nevada Contact Inc. (“NCI”) to the Company. Eighteen claims were staked by NCI, quitclaimed to the owner, and included in the assignment to the Company. The lease terms include a 3% net smelter return royalty (“NSR”) to the owner Richard Fisk and advanced royalty payments of $25,000 per year commencing in 2003. The annual payments graduated to $35,000 in 2006 and years following. Details of the option agreement are as follows:

Required Cash Payments
to Optionors	Royalty	Exercise of Option
Commencing in fiscal 2003. $25,000 in year one, $30,000 in years two and three and $35,000 in each of the next twenty-two years apply to the purchase price	3% NSR	By July 10, 2027 $600,000

All of the claim staking and maintenance filing fees are current and in good standing.

Nearly-vertical, east-west trending mineralized shear zones host the Half Moon, Paperweight, Hamburger Hill and South Pit gold resources that are hosted within a Mesozoic sedimentary package. The Mesozoic sedimentary package has been intruded by a Mesozoic-Tertiary aged intrusive. The vertical extent tested by historic drilling of the higher grade gold mineralized shear zones is greater than 1,000 feet. Horizontal continuation of gold mineralization at the Paperweight and Hamburger Hill mineralized shear zone is 3,700 feet with widths commonly 5'-20+ feet. Records indicate that 568 holes have been drilled for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling: 455 reverse circulation, 49 core and 64 air track holes over a strike length of approximately 12,000 feet. Tenneco Minerals Inc., the most active company, drilled approximately 350 holes (130,000 feet) and drove a 500' adit for sulfide metallurgical sampling during the period 1987-1996. Tenneco also operated a small oxide gold open pit mine for a short time during this period. NCI acquired the property in 2001 and drilled 11 reverse circulation holes. The Company acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout. There is a buyout option of $600,000 for the owners' interest.

Estimates of prior expenditures on this property are approximately $5-6 million. The largest portion of these expenditures was contributed by Tenneco Minerals and Tundra Mines LTD. This work included extensive drilling, development of a small open pit production project and an advanced exploration adit on the property.

The Dixie-Comstock property consists of unpatented mining claims located in Churchill, Nevada.

Project Expenditures

During the year ended January 31, 2013, expenditures on the Fondaway Canyon and Dixie-Comstock Projects were $67,817, with cumulative expenditures to January 31, 2013 of $533,447. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. A table of detailed expenditures follows:

				Cumulative from
	January 31,	January 31,	January 31,	date of inception of
For the years ending	2013	2012	2011	exploration phase
Fondaway Canyon and Dixie-Comstock Projects	$465,630	$397,813	$339,776	$0
Opening balance
Property acquisition costs	$35,000	$35,000	$35,000	$425,500

Claim stacking and maintenance fees	$32,817	$32,817	$23,037	$88,671

Travel	0	0	0	$15,646
Drilling	0	0	0	$351

Analysis and assays	0	0	0	$3,279
Activity during the period	$67,817	$67,817	$58,037	$533,447
Closing balance	$533,447	$465,630	$397,813	$533,447

Future Programs

The Company does not anticipate performing exploration activities until additional funding is obtained. The Company will continue to maintain its 2013 lease payment obligations and claim staking and maintenance fees in good standing.

The property is without known reserves and any proposed program would be exploratory in nature. See “Item 3.D. Risk Factors.”

Kentucky Project

In an effort to achieve diversity within its natural resource portfolio on November 19, 2008, the Company and Sharpe Resources Corporation (“Sharpe”) entered into an option agreement whereby the Company agreed to an option to acquire a 50% interest in coal properties in Kentucky by advancing to the project $2 million prior to December 9, 2009. With the option having been exercised by the Company, a 50/50 Joint Venture agreement was to be entered into between the Company and Sharpe and all expenditures incurred and revenues earned from the coal projects would be shared 50% by the Company and 50% by Sharpe.

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

C/Area = Contour and Auger/Area or Mountain-top Removal;
F.O.B. = Freight on Board sales prices, with deductions for freight and sales commissions

The Company has recorded an asset retirement obligation in the amount of $104,873 on its Kentucky Project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by the State of Kentucky regulatory authorities.

Project Expenditures

During the year ended January 31, 2013, expenditures on the Kentucky Project were $161,317 with cumulative expenditures to January 31, 2012 of $1,741,795, which together with expenditures which indirectly were made for the benefit of the Kentucky Project totals in excess of $2 million. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. Included in the expenditures for the year ended January 31, 2013 were penalties totaling $145,000 issued by the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (“DMER”) who is seeking forfeiture of the Company’s reclamation bond. The Company continues to review all its options. A detailed table of expenditures follows:

				Cumulative from
				date of inception
	January 31,	January 31,	January 31,	of exploration
For the years ending	2013	2012	2011	phase
Kentucky Project
Opening balance	$1,580,478	$1,483,556	$1,370,849	$0
Property acquisition costs	0	0	($300)	$418,000
Travel	0	$12,764	$62	$38,815
Reclamation costs	0	0	$444	$22,646
Professional fees	0	$2,400	$17,786	$98,539
Consulting, wages and salaries	0	$46,300	$49,150	$302,972
Office and general	$7,521	$12,794	$15,223	$132,018
Penalty	$145,000	0	0	$145,000
Supplies, equipment and transportation	0	$10,552	$13,646	$424,511
Rent	0	0	0	$94,010
Amortization	0	0	0	$0
Depreciation	$8,796	$12,112	$16,696	$65,284
Activity during the period	$161,317	$96,922	$112,707	$1,741,795
Closing balance	$1,741,795	$1,580,478	$1,483,556	$1,741,795

Future Programs

The Company is currently reviewing its options regarding the Kentucky Project.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Royal Standard is an exploration and pre-development stage enterprise and is in the process of exploring its resource properties and has not determined whether the properties contain economically recoverable reserves.

The Company’s financial success will be dependent on the economic viability of its remaining mineral exploration properties to the extent that it can establish reserves and its ability to secure ongoing financing and/or the ability to dispose of one or more of its remaining interests on an advantageous basis.

As Royal Standard is an exploration and pre-development stage enterprise, it currently has no producing properties and no operating income or cash flow, other than interest earned on funds invested in short-term deposits. (See “Item 3.D. - Risk Factors”.)

Year Ended January 31, 2013 Compared to the Year Ended January 31, 2012

The Company’s net income for the year ended January 31, 2013 was $5,291,142 ($0.06 income per share) and for the year ended January 31, 2012 a net loss of $6,451,698 ($0.08 loss per share), an increase of $11,742,840. The increase is the result of the one-time gain of $14,171,405 on the Transaction with Scorpio and the gain on the sale of the royalty of $866,505, offset substantially, by the increased finance cost of $3,597,760, on the Gold Stream Facility (as defined herein) provided by Waterton. The funds made available by the Gold Stream Facility allowed the Company to carry out its mine development and mill construction activities. In addition, general and administrative expenditures were reduced by $564,883, primarily due to lower professional fees and corporate development costs.

As a result of the slowdown at the end of August 2012, the Goldwedge mine was operating on a maintenance and upkeep basis after such date. During the period of the slowdown and to the present, management negotiated with major suppliers in an effort to settle outstanding obligations. These negotiations resulted in savings of approximately $344,000 in amounts previously expensed. In addition, similar negotiations with the two contractors hired to carry out the completion of the mill, resulted in savings of approximately $686,000 of amounts previously outstanding and were accounted for as a reduction of the construction costs of the mill.

Year Ended January 31, 2012 Compared to the Year Ended January 31, 2011

The Company’s net loss totaled $6,451,698 for the year ended January 31, 2012, with basic and diluted losses per share of $0.08. This compares with net loss of $1,632,845 with basic and diluted losses per share of $0.02 for the year ended January 31, 2011. The increase of $4,818,853 in net loss was principally due to increased exploration activities at the Goldwedge property, professional legal fees for various activities and claims during the year and the fair value of the stock options granted during the year ended January 31, 2012.

B. Liquidity and capital resources.

The principal activity of the Company is the acquisition of gold and precious metal properties, financed through the completion of equity or debt financing, the exercise of stock options or the sale of exploration properties or marketable securities owned by the Company. During the year ended January 31, 2013, the cash resources of the Company were reduced by $427,988. The decrease in cash resources is a result of cash used in operating and investing activities. This is offset by the Gold Stream Facility provided by Waterton and the cash received on the sale of property interests and related assets to Scorpio and the sale of the royalty on the Piñon Railroad Property to XDM. There is no assurance that future sales and equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. (See “Item 3.D. - Risk Factors”).

Year Ended January 31, 2013 Compared to the Year Ended January 31, 2012

As at January 31, 2013, the Company had $201,565 in cash (2012- $629,553). The Company had a working capital deficiency of $252,103 as of January 31, 2013, compared to a working capital deficiency of $5,184,281 as of January 31, 2012. Working capital has increased for the current period presented as a result of the one-time gain on the sale of the Goldwedge and Piñon Project properties and related assets to Scorpio in the amount of $14,171,405 and the sale of the royalty on the Piñon Railroad Property to XDM in the amount of $866,505. The one-time gain included the assumption of the Gold Stream Facility by Scorpio. Prior to the assumption of the Gold Stream Facility by Scorpio, the Company was able to secure financing with Waterton, finalizing an $8,000,000 Gold Stream Facility during the prior year’s third quarter and a further $4,000,000 in two loan extensions, $2,000,000 on May 8, 2012 and $2,000,000 on June 27, 2012, bringing the total on the facility to $12,000,000. The Gold Stream Facility had allowed the Company to focus primarily on its Goldwedge Project and its primary objective of completing the processing plant (mill). As at January 31, 2013, the Company had current liabilities of $3,195,672 compared to $6,120,109 as at January 31, 2012. Current liabilities have decreased primarily due to the assumption of the Gold Stream Facility by Scorpio. Included in current liabilities as at January 31, 2013 were other advances provided by Waterton, in the amount of $600,000. These advances were non-interest bearing and were paid in full, subsequent to the year end. The Company's cash and marketable securities as at January 31, 2013 were not sufficient to pay these liabilities. The market value of the Company’s investment in Sharpe a Canadian publicly held company, as at January 31, 2013, was $30,000. The Company believes that the certificate representing the Sharpe shares was in the possession of former management of the Company. Current management of the Company has been unable to locate the certificate and the Company is currently attempting to have Sharpe and/or its transfer agent issue a replacement certificate. If a replacement certificate is not obtained in due course, management may consider taking other action to obtain a replacement certificate including initiating a legal claim. With a replacement certificate, the Company would be in a position to sell the shares to raise funds to settle outstanding obligations.

On June 29, 2011, the Company's wholly owned subsidiary, Manhattan, entered into a secured bridge loan agreement (the “Bridge Loan”) with Waterton pursuant to which Waterton agreed to provide an $8,000,000 bridge loan (the “Credit Facility”) available to Manhattan. Of the total $8,000,000 Bridge Loan, $4,000,000 was available on closing and the remaining $4,000,000 after the satisfaction of certain covenants. Under the Bridge Loan, the amounts drawn down earned interest at 6% per annum, and the scheduled repayment date of the Credit Facility was 16 months after the initial closing date. In connection with the Credit Facility, Manhattan agreed to pay Waterton a structuring fee, and also provided Waterton with certain royalty interests relating to its Goldwedge Property. Manhattan and Waterton had also entered into a gold purchase agreement pursuant to which Waterton had agreed to purchase Manhattan’s production. The Credit Facility was secured by, among other items, the Company’s real property assets in Nevada.

On August 26, 2011, Manhattan amended its existing Bridge Loan with Waterton such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility, the Gold Stream Facility, among the parties. Under the Gold Stream Facility, Waterton made $8,000,000 (the “Principal Amount”) available to Manhattan. The Principal Amount was repayable by Manhattan to Waterton in monthly payments commencing in August 2012 and ending in July 2013. Under the Gold Stream Facility, each monthly repayment of the Principal Amount was to be made by the delivery by Manhattan to Waterton of gold bullion ounces where the number of ounces to be delivered was to be based on the spot price of gold on the business day immediately preceding the repayment date less an applicable discount or by the payment of the cash equivalent of such number of ounces. In addition, there was a profit participation formula which was triggered when the spot price of gold was in excess of $1,600 per ounce on the business day immediately preceding the repayment (Profit Participation). The Principal amount accrued interest at 9.0% per annum. The Gold Stream Facility was secured by, amongst other items, Manhattan's real property assets in Nevada.

The Company considered the Profit Participation as an embedded derivative. Prior to the sale to Scorpio, the gross proceeds received under the Gold Stream Facility were $11,432,734, which was allocated to the embedded derivative based on the initial fair values of the embedded derivative determined when proceeds were received ($223,630), and then the residual value was allocated to the liability portion. As previously noted, the Company’s obligation with Waterton under the Gold Stream Facility was assumed by Scorpio when the sale transaction was completed, and as such, the value of the embedded derivative was determined using the gold spot price as at October 31, 2012.

As consideration for entering into the Gold Stream Facility, a structuring fee equal to 2% of the aggregate amount of the Gold Stream Facility and an establishment fee of $80,000 was payable by Manhattan to Waterton and Manhattan also granted Waterton certain royalty interests over its exploration stage projects. In addition, Manhattan and Waterton had agreed that Waterton had the right to purchase all of the gold produced by Manhattan from its Nevada projects at a price per ounce that was equal to an agreed discount to the existing spot price of gold at the time of any such purchase. Bayfront Capital Partners Ltd. acted as placement agent in connection with the Gold Stream Facility in consideration for a placement fee equal to 4% of any Principal Amounts actually drawn by Manhattan under the Gold Stream Facility.

The Gold Stream Facility contained covenants for Manhattan such as, among other things, providing Waterton with updates on its operations, carrying on its business in accordance with prudent mining industry practices, and providing Waterton with certain rights of inspection. Until all amounts outstanding under the Gold Stream Facility had been repaid in full or otherwise satisfied in accordance with the terms of such facility, certain standard restrictive covenants applied to Manhattan limiting its ability to (without limitation) incur additional indebtedness, create liens on its assets or dispose of its assets. These negative covenants were subject to certain carve-outs that facilitated Manhattan's ability to operate its business efficiently. The Gold Stream Facility also included certain event of default provisions pursuant to which, immediately and automatically upon the occurrence of an event of default, all amounts outstanding under the Gold Stream Facility would be automatically accelerated and immediately due and payable to Waterton.

At any time, without penalty, the Gold Stream Facility provided Manhattan the option to prepay in whole or in part, on five business days prior notice. Prepayments were to be made in physical gold ounces or cash. The amount of any prepayment was to be calculated using the spot price of gold on the business day immediately preceding the prepayment.

As previously noted, during the year ended January 31, 2013, the Company secured two additional $2,000,000 loan extensions from Waterton, bringing the total facility to $12,000,000. In consideration for the loan extensions, the Company provided Waterton with additional net smelter return royalties on several of its properties, including Piñon and Fondaway Canyon, and a 2% structuring fee.

On the completion of the Transaction, Scorpio assumed the Company's total long-term debt balance of $16,681,110 which included interest payable of $973,376.

As of January 31, 2013, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

For a discussion of the Company’s material commitments for capital expenditures, see “Item 5.F. -Tabular disclosure of contractual obligations.”

Year Ended January 31, 2012 Compared to the Year Ended January 31, 2011

As at January 31, 2012, the Company had $629,553 in cash and cash equivalents (January 31, 2011: $102,038). The Company had a working capital deficiency of $5,184,281 as of January 31, 2012, compared to a working capital deficiency of $720,373 as of January 31, 2011. Working capital has decreased for such period as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities offset by the sale of the marketable securities in the amount of $275,695.

Current liabilities as at January 31, 2012 were of $6,120,109 compared to $935,688 as at January 31, 2011, primarily due to the obligations under the Gold Stream Facility. The Company's cash and cash equivalents and short-term investments as at January 31, 2012 were not sufficient to pay these liabilities.

See “Item 4.D – Property, plants and equipment” and “Item 5.A. – Operating results”.

C. Research and development, patents and licenses, etc.

Not applicable

D. Trend information.

The mineral exploration business continues to undergo massive scaling down. Capital investment in mineral exploration has dramatically declined with major new projects being cancelled and delayed, and producing properties are subject to shut downs and reduced production. Credit markets have become increasingly inaccessible and many exploration companies that previously had large cash resources to invest in exploration activities are now struggling to finance day-to-day operations.

There are uncertainties regarding the price of commodities and the availability of equity and debt financing for the purpose of mineral exploration and development. The financial markets have made it difficult to raise new capital.

Current financial markets are likely to be volatile in Canada and the United States for the remainder of 2013 and potentially into 2014, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has led to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds. As a result, the Company may have difficulties raising equity or debt financing for the purposes of project development. See “Item 3.D. – Risk Factors” and “Item 5.A. –Operating results”.

E. Off-balance sheet arrangements.

None.

F. Tabular disclosures of contractual obligations.

The Company has the following outstanding contractual obligations as at January 31, 2013:

		Less Than			More than 5
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	Years
Fondaway Canyon
Project-Lease	$525,000	$35,000	$105,000	$105,000	$280,000

Goldwedge and Piñon Projects

As a result of the sale of the Goldwedge and Piñon property interests and related assets to Scorpio, the Company no longer has any claim renewal, maintenance fees and/or other obligations on these property interests.

Fondaway Canyon and Dixie-Comstock Projects

In order to maintain the lease agreement on the Fondaway Canyon Project, the Company must make annual option payments of $35,000 and must pay claim renewal and maintenance fees to the BLM of approximately $23,000. For the Dixie-Comstock Project, the company must make annual claim renewal and maintenance fees of approximately $10,000.

Management believes that the Company's cash and cash equivalents and marketable securities are not sufficient to meet its expenditures for the next five years as the Company had a working capital deficiency balance of $252,103 as of January 31, 2013. As a result, the Company’s financial success will be dependent on the economic viability of its remaining mineral exploration properties to the extent that it can establish reserves and its ability to secure ongoing financing and/or the ability to dispose of one or more of its remaining interests on an advantageous basis. There is no guarantee that the five year time horizon that management has presented will be realized. See “Item 3.D. – Risk Factors”.

G. Safe harbor.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Name and Residence	Position with the Company	Date First Elected a Director / Held Office
James B. Clancy(1)(2)(3) Toronto, Ontario, Canada	Director	March 2009
John Fitzgerald(1) (2)(3)(4) Oakville, Ontario, Canada	Director	January 2012
Riyaz Lalani(2) (3)(5) Toronto, Ontario, Canada	Director	January 2012
Ken M. Strobbe(3)(6) Arizona, U.S.A.	Director	January 2012
Paul G. Smith(1) (2) (3) Toronto, Ontario, Canada	Chairman and Director	March 2009
Philip Gross(1) (7) London, U.K.	Interim President and Chief Executive Officer and Director	October 2011
Ike Makrimichalos Newmarket, Ontario, Canada	Chief Financial Officer	August 2011
George A. Duguay Toronto, Ontario, Canada	Secretary	March 2009

Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee.
(3)	Member of the Health, Safety, Environmental and Technical Committee.
(4)	Resigned October 4, 2012.
(5)	Resigned July 27, 2012.
(6)	Resigned January 2, 2013.
(7)	Appointed as Director January 2, 2013.

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

Ken M. Strobbe

Mr. Strobbe has been a consultant since August 2011. He was employed at Barrick Gold Corporation, an Ontario company, as a Manager, Underground Projects, Capital Projects Group (January 2009 to August 2011) and Senior Engineer Operations, Corporate Group (May 2006 to January 2008). From 2004 until 2006, Mr. Strobbe was a Production Planning Team Member, Integrated Business Systems at Placer Dome Inc. (now Barrick Gold Corporation). From 2001 until 2004, he was an Underground Supervisor and Production Planner at Placer Dome Canada’s Musselwhite Mine in Northern Ontario. Prior thereto, he held the position of Mine Engineer at the Lupin Mine (Echo Bay Mines Ltd., a mining company) and was a Senior Mine Engineer, Planning Engineer and Ventilation Engineer at the Giant Mine (Royal Oak Mines Ltd., a mining company). Mr. Strobbe has extensive experience in the areas of mine design, underground development and production planning and execution, and evaluating underground mining projects, including participation in scoping, pre-feasibility and feasibility studies. Mr. Strobbe holds a Bachelor of Applied Science (BASc.) in Mining Engineering from the University of British Columbia.

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

B. Compensation.

Compensation Discussion and Analysis

Background

The Company is an exploration stage company and as at January 31, 2013, was engaged in the acquisition, exploration and development of precious metal and coal properties in the United States. The Company has no commercial operations and does not earn any operating revenues from its mineral properties.

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

Corporate Governance and Compensation Committee

The CGC Committee consisted of Messrs. Lalani, Smith, Fitzgerald and Clancy, all of whom are independent directors and have direct and indirect expertise, experience and education relevant to their role as members of the Committee.

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

The Company did not grant any option-based awards to executive officers or directors during the year ended January 31, 2013.

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

Compensation of Executive Officers

Summary Compensation Table for Executive Officers

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, for each of the Company’s three most recently completed financial years to the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”). Other than the CEO and CFO, the Company has no other executive officers, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 (collectively the “Named Executive Officers”). Total compensation encompasses, as applicable, regular salary, dollar amount of option awards, non-equity incentive plan compensation which would include discretionary and non-discretionary bonuses, pension value with compensatory amounts for both defined and non-defined contribution retirement plans, and all other compensation which could include perquisites, tax gross-ups, premiums for certain insurance policies, payments resulting from termination, resignation, retirement or a change in control and all other amounts not reported in another column.

Name and Principal Position	Fiscal Year Ended January 31	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)
Philip Gross, Interim President & Chief Executive Officer(1)	2013	180,000	Nil	Nil	Nil	Nil	N/A	75,000	255,000
	2012	27,620	Nil	142,000(6)	Nil	Nil	N/A	Nil	169,620
Ike Makrimichalos Chief Financial Officer(2)	2013	122,088	Nil	Nil	Nil	Nil	N/A	Nil	122,088
	2012	56,616	Nil	28,400	Nil	Nil	N/A	Nil	85,016
Roland M. Larsen, President & Chief Executive Officer(3)	2013	Nil	Nil	Nil	Nil	Nil	N/A	Nil	Nil
	2012	227,876	Nil	Nil	Nil	Nil	N/A	7,853(4)	235,729
	2011	249,995	Nil	Nil	Nil	Nil	N/A	10,520(4)	260,515
J. Allan Ringler, Chief Financial Officer(5)	2013	Nil	Nil	Nil	Nil	Nil	N/A	Nil	Nil
	2012	14,129	Nil	Nil	Nil	Nil	N/A	Nil	14,129
	2011	40,921	Nil	Nil	Nil	Nil	N/A	Nil	40,921

Notes:
(1)	Mr. Gross became Interim President and Chief Executive Officer on December 6, 2011.
(2)	Mr. Makrimichalos became Chief Financial Officer in August 2011.
(3)	Mr. Larsen ceased to be President and Chief Executive Officer on December 6, 2011.
(4)

This amount represents $2,468 (2011 - $3,346) for medical insurance paid by the Company and $5,385 (2011 - $7,174) for premiums pertaining to a $1,000,000 Term Life Insurance policy on the life of Mr. Larsen.

(5)	Mr. Ringler was Chief Financial Officer from March 5, 2009 to June 17, 2011.
(6)

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

Incentive Plan Awards for Named Executive Officers

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each Named Executive Officer outstanding at the end of the financial year ended January 31, 2013.

Name	Option-based Awards(1)				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (U.S. $)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Philip Gross	500,000	0.30	January 20, 2017	Nil	Nil	Nil
Ike Makrimichalos	100,000	0.30	January 20, 2017	Nil	Nil	Nil
Roland Larsen	Nil(2)	0.10	June 26, 2014	Nil	Nil	Nil

Notes:
(1)	Based on the closing price of the common shares on the OTC Bulletin Board of U.S. $0.015 on January 31, 2013 less the exercise price in respect of such options.
(2)	Mr. Larsen’s options, totaling 4,155,191, terminated on April 11, 2012.

See “Compensation Discussion and Analysis – Elements of the Compensation Program” and “Compensation Discussion and Analysis-Option-based Awards.”

Incentive Plan Awards – Value Vested or Earned During the Year

There was no value of option-based awards granted to Named Executive Officers which vested during the year ended January 31, 2013. The Company has not granted any share based awards nor does it have a non-equity compensation plan.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments of benefits at, following or in connection with retirement, or provide for retirement or deferred compensation plans for its Named Executive Officers or directors.

Compensation of Directors

Summary Compensation Table for Directors

The following table sets forth all amounts of compensation provided to the non-executive directors of the Company for the financial year ended January 31, 2013.

Name (a)	Fees earned ($) (b)	Share- based awards ($) (c)	Option- based awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensa- tion ($) (g)	Total ($) (h)
James B. Clancy	Cdn40,000	Nil	Nil	Nil	Nil	Cdn10,000	Cdn50,000
John Fitzgerald(1)	Cdn5,000	Nil	Nil	Nil	Nil	Cdn9,900	Cdn14,900
Riyaz Lalani(1)	Cdn5,000	Nil	Nil	Nil	Nil	Nil	Cdn5,000
Ken M. Strobbe(1)	Cdn9,250	Nil	Nil	Nil	Nil	Nil	Cdn9,250
Paul G. Smith	Cdn60,000	Nil	Nil	Nil	Nil	Nil	Cdn60,000

(1)	Messrs. Lalani, Fitzgerald and Strobbe resigned July 27, 2012, October 4, 2012 and January 2, 2013, respectively.

Board Fees

During the financial year ended January 31, 2013, each of the non-executive directors was entitled to annual compensation in the amount of Cdn$10,000 and the payments in connection with attending meetings of the Board and meetings of the Board’s committees. The Chairman of the Audit Committee was entitled to additional annual compensation of Cdn$5,000. In addition, James B. Clancy received a Cdn$10,000 honorarium in connection with services provided on the Kentucky Project and John Fitzgerald received Cdn$9,900 for services in connection with the due diligence process on the sale to Scorpio. And, Paul G. Smith and James B. Clancy received Cdn$50,000 and Cdn$25,000 respectively, as special fees for their services in addition to their attendance at the regular Board and meetings of the Board’s committees.

The directors are also entitled to receive stock options under the Stock Option Plan.

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each non-executive director outstanding at January 31, 2013.

		Option-based Awards				Share-based Awards
Name (a)	Option grant date	Number of securities underlying unexercised options (#)(1) (b)	Option exercise price (U.S.$) (c)	Option expiration date (d)	Value of unexer- cised in-the- money options (U.S.$)(1) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share- based awards that have not vested ($) (g)
James Clancy(1)	June 26, 2009	200,000	0.10	June 26, 2014	Nil	Nil	Nil
	January 20, 2012	850,000	0.30	January 20, 2017	Nil	Nil	Nil
John Fitzgerald(1)(2)	January 20, 2012	750,000	0.30	January 20, 2017	Nil	Nil	Nil
Riyaz Lalani(1)(2)	January 20, 2012	750,000	0.30	January 20, 2017	Nil	Nil	Nil
Ken M. Strobbe(1)(2)	January 20, 2012	750,000	0.30	January 20, 2017	Nil	Nil	Nil
Paul G. Smith(1)	June 26, 2009	200,000	0.10	June 26, 2014	Nil	Nil	Nil
	January 20, 2012	850,000	0.30	January 20, 2017	Nil	Nil	Nil

Notes
(1)	Based on the closing price of the Common Shares on the OTC Bulletin Board of $0.015 on January 31, 2013 less the exercise price in respect of such options.
(2)	The unexercised options of Messrs. Fitzgerald, Lalani and Strobbe were terminated on January 2, 2013, October 25, 2012 and April 2, 2013, respectively.

See “Compensation Discussion and Analysis – Elements of the Compensation Program” and “Compensation Discussion and Analysis – Option-based Awards”, above.

Incentive Plan Awards – Value Vested or Earned During the Year

There were no option-based awards granted to directors during the year. And, there was no value of option-based awards granted to directors for any year prior to the current year. In addition, the company had not granted any share based awards nor does it have a non-equity compensation plan.

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

Following, are the principles of the Company's corporate governance arrangements:

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

Committees of the Board

There are three committees of the Board being the Audit Committee, the CGC Committee and the Health, Safety, Environmental and Technical Committee (the “Technical Committee”). In addition to regularly scheduled meetings of the Board, its members are in continuous contact with one another and with the members of senior management. During the slowdown in activity in August and the ultimate sale of the Company’s Goldwedge and Piñon properties and related assets in December, meetings of the CGC and Technical Committees had ceased.

Audit Committee

The Audit Committee shall be composed of three or more directors as determined by the Board, the composition of which shall satisfy applicable independence requirements of applicable securities regulatory authorities. Members shall be appointed annually from among the members of the Board. The Chair of the Audit Committee shall be appointed by the Board. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time. The following persons have been appointed to the Audit Committee: James B. Clancy (Chair), Paul G. Smith and Philip Gross.

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

(c) Review with senior management and, if necessary, the auditors, and recommend to the Board for approval, the interim financial statements, related MD&A and earnings releases of the Company prior to any public disclosure thereof;

(d) Review, and recommend to the Board for approval, all financial statements or results of the Company which have not previously been approved by the Board and which are to be included in a prospectus, press release, material change report, offering document or other public disclosure document of the Company;

(e) Consider and be satisfied that adequate policies and procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, and periodically assess the adequacy of such procedures;

(f) Review the audit plans and the independence of the auditors;

(g) Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company;

(h) Meet with the auditors independently of management, including to consider any matter which the Audit Committee or auditors believe should be brought to the attention of the Board or the shareholders of the Company;

(i) In consultation with senior management, review annually and recommend for approval by the Board:

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

(j) Review with the auditors:

(i) the scope of the audit;

(ii) the significant changes in the Company's accounting principles, practices or policies; and

(iii) new developments in accounting principles, reporting matters or industry practices which may materially affect the financial statements of the Company;

(k) Review with the auditors and senior management the results of the annual audit, and make appropriate recommendations to the Board, having regard to, among other things:

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

(vi) any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

(vii) any other matters relating to the conduct of the audit, including the review and opportunity to provide comments in respect of any press releases announcing year-end financial results prior to issue and such other matters which should be communicated to the Audit Committee under generally accepted auditing standards;

(l) Review with the auditors the adequacy of management's internal control procedures and management information systems and inquiring of management and the auditors about significant risks, including fraud risk, and exposures to the Company that may have a material adverse impact on the Company's financial statements, and inquiring of the auditors as to the efforts of management to mitigate such risks and exposures;

(m) Review disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer of the Company during their certification process related to the Company’s annual and quarterly regulatory filings, including with respect to any significant deficiencies in the design or operation of the Company’s internal control over financial reporting or material weaknesses therein, and any fraud involving management or other employees who have a significant role in the Company’s internal control over financial reporting;

(n) Monitor policies and procedures for reviewing directors' and officers' expenses and perquisites, and inquire about the results of such reviews;

(o) Review and approve written risk management policies and guidelines including the effectiveness of the overall process for identifying the principal risks affecting financial reporting;

(p) Review, and advise the Board of, issues relating to legal, ethical and regulatory responsibilities to monitor management's efforts to seek to ensure compliance, including any legal matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators of governmental agencies. Discuss with management and the auditors any correspondence with respect to such inquiries and published reports that raise material issues regarding the Company’s financial statements and accounting policies; and

(q) Establish procedures for:

(i) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Corporate Governance and Compensation Committee

The CGC Committee shall be composed of a minimum of three directors, each of whom shall be independent for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices. Members shall be appointed annually from among the members of the Board. The Chair of the CGC Committee shall be appointed by the Board. All members of the CGC Committee shall, subject to applicable exemptions therefrom, satisfy the experience requirements, if any, imposed by applicable securities regulatory authorities. The following persons had been appointed to the CGC Committee: Riyaz Lalani (Chair), James B. Clancy, John Fitzgerald and Paul G. Smith.

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

Health, Safety, Environmental and Technical Committee

The Technical Committee shall be composed of a minimum of three directors, each of whom shall satisfy independence requirements of National Instrument 58-101 Disclosure of Corporate Governance Practices. Members shall be appointed annually from among the members of the Board. The Chair of the Technical Committee shall be appointed by the Board. All members of the CGC Technical Committee shall satisfy the experience requirements, if any, imposed by applicable securities regulatory authorities. The following persons had been appointed to the Technical Committee: John Fitzgerald (Chair), Riyaz Lalani, Ken Strobbe and Paul G. Smith.

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

D. Employees.

In addition to the officers identified above, at January 31, 2013, the Company had one full-time and no part-time employees, from eighteen full-time employees at the end of January 31, 2012. This remaining employee holds the position of General Manager and is stationed at the previously owned Goldwedge property in Manhattan, Nevada.

E. Share ownership.

		Number of Common	Percentage of Common
		Shares Beneficially	Shares Beneficially
		Owned as of	Owned as of April 30,
Name	Office Held	April 30, 2013	2013
James B. Clancy	Director	Nil	0%
John Fitzgerald	Director	Nil	0%
Riyaz Lalani	Director	Nil	0%
Ken M. Strobbe	Director	Nil	0%
Paul G. Smith	Chairman and Director	Nil	0%
Philip Gross	Interim President and Chief Executive Officer and Director	Nil	0%
Ike Makrimichalos	Chief Financial Officer	Nil	0%

See “Item 6. Compensation - Compensation of Executive Officers – Incentive Plan Awards for Named Executive Officers” and “Item 6. Compensation - Compensation of Directors – Incentive Plan Awards for Directors” for details of options granted to the above officers and directors.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

To the knowledge of the directors and officers of the Company based on reports filed on Schedule 13G/A pursuant to Rule 13d-1(c) of the Exchange Act (Amendment No. 5) and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) pursuant to National Instrument 62-103 of the Canadian Securities Administrators, Sprott Asset Management LP exercises direction or control over 11.8% of the outstanding voting securities of the Company of which the Sprott Canadian Equity Fund beneficially owns 6.9%.

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

The Company paid salaries and benefits to directors and officers in the amount of $505,259 for the year ended January 31, 2013 (2012-$471,380). The board of directors do not have employment or service contracts with the company, except for Ken Strobbe, who provided mine consulting services at the Goldwedge Project totaling $73,607 for the year ended January 31, 2013 (2012 - $nil). Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000, included above, for providing consulting services in connection with the Kentucky Project for the year ended January 31, 2013 (2012 - $nil) and, John Fitzgerald, a past director, received $9,900 for services in connection with the due diligence on the Goldwedge Project.

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company providing financial services to the Company. Services provided by Equity totaled $13,223 for the year ended January 31, 2013 (2012 - $8,387).

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements
See “Item 17. Financial Statements.”
Legal Proceedings
See note “19. Contingencies” in the notes to the above-referenced financial statements.
In addition, during the year, the Company settled previously reported litigation in Nye County, Nevada, through the issuance of 100,000 common shares of the Company and a monetary settlement of $35,000. See note “19. Contingencies” in the notes to the Company’s financial statements for the fiscal years ended January 31, 2013 and 2012 included in Item 17 of this Form 20-F.
Dividends
The Company does not anticipate paying dividends in the foreseeable future.

B. Significant Changes.

IFRS – Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 31, 2013, or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IFRS 9 Financial Instruments ("IFRS 9")

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. Earlier adoption is permitted.

IFRS 10 Consolidated Financial Statements ("IFRS 10")

IFRS 10 was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 Joint Arrangements ("IFRS 11")

IFRS 11 was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement ("IFRS 13")

IFRS 13 was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRS. The key points of IFRS 13 are as follows:

  fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
  financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
  disclosures regarding the fair value hierarchy have been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
  a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;

  a narrative must be provided discussing the sensitivity of fair value measurements categorised under Level 3 of the fair value hierarchy to significant unobservable inputs; and
  information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013.

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

IAS 28 Investments in Associates and Joint Ventures

IAS 28 was issued by the IASB in May 2011 and supersedes IAS 28 - Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 defines significant influence as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. IAS 28 also provides guidance on how the equity method of accounting is to be applied and also prescribes how investments in associates and joint ventures should be tested for impairment. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013.

Item 9. The Offer and Listing

A. Offer and listing details.

The issued and outstanding share capital of Royal Standard consists solely of its Common Shares. The Common Shares of Royal Standard are without nominal or par value. Subject to the prior rights of holders of Preferred Shares (as hereinafter defined), if any, each Common Share ranks equally with all other Common Shares with respect to dissolution, liquidation or winding-up of Royal Standard and payment of dividends. The holders of Common Shares are entitled to one vote for each share held of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board of Royal Standard out of funds legally available therefor and to receive pro rata the remaining property of Royal Standard upon dissolution. The holders of Common Shares have no preemptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

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

TSXV (Cdn$)

Period	High (Cdn$)	Low (Cdn$)
Fiscal year ended January 31, 2008	0.90	0.34
Fiscal year ended January 31, 2009	0.45	0.04

OTC Bulletin Board (US$)

Period	High	Low
Fiscal year ended January 31, 2009	0.46	0.04
Fiscal year ended January 31, 2010	0.15	0.03
Fiscal year ended January 31, 2011	0.12	0.06
Fiscal year ended January 31, 2012	0.29	0.06
Fiscal year ended January 31, 2013	0.29	0.015

Period	High	Low
Quarter ended April 30, 2011	0.12	0.07
Quarter ended July 31, 2011	0.14	0.06
Quarter ended October 31, 2011	0.18	0.10
Quarter ended January 31, 2012	0.29	0.14
Quarter ended April 30, 2012	0.29	0.23
Quarter ended July 31, 2012	0.25	0.15
Quarter ended October 31, 2012	0.15	0.05
Quarter ended January 31, 2013	0.07	0.015

Period	High	Low
December 2012	0.042	0.017
January 2013	0.018	0.015
February 2013	0.02	0.015
March 2013	0.014	0.006
April 2013	0.005	0.004
May 2013	0.039	0.002

B. Plan of distribution.

Not applicable.

C. Markets.

The common shares currently trade on the OTC Bulletin Board under the symbol "RYSMF".

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

The articles of incorporation, amendments thereto and articles of continuance, as well as the location of the registered office of the Company, are described under “Item 4.A. History and Development of the Company” above. The Company is continued under the CBCA under Corporation No. 681198-1. The articles of continuance of the Company do not place any restrictions on the Company’s objects and purposes.

On December 12, 2011 the Board approved the repeal of general By-Law No. 1 and adopted By-Law No. 2, being a new by-law relating generally to the conduct of the business and affairs of the Company. On January 11, 2012, the shareholders of the Company ratified the repeal of By-Law No. 1 and confirmed By-Law No. 2 as the new general by-law.

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

Pursuant to the CBCA the holders of not less than five percent of the issued and outstanding shares that carry the rights to vote (i.e. common shares) may request that the Board call a meeting of shareholders for the purposes stated in the request by sending the request to each director and to the Company’s registered office. Upon the requisition of shareholders, the Board must proceed to convene the meeting or meetings to be held in the manner set forth in the Company’s by-laws and the CBCA, as applicable. The request shall state the business to be transacted at the meeting.

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

A quorum is present at a meeting of shareholders if two persons are present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy holder for an absent shareholder so entitled, and together holding or representing by proxy not less than five percent of the outstanding shares of the Company entitled to vote at the meeting. The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat and others who, although not entitled to vote, are entitled or required under any provisions of the CBCA, other applicable law or the articles to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

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

Directors

The Board shall manage, or supervise the management of, the business and affairs of the Company. Each of the directors and officers shall act honestly and in good faith with a view to the best interests of the Company and exercise care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Directors stand for election at the annual general meeting of shareholders, and there are no staggered terms. At least 25 percent of the Board must be resident Canadians. However, if there are less than four directors, at least one director must be a resident Canadian. A director is not required to hold any shares of the Company to qualify as a director. Neither the articles nor the by-laws provide for retirement or non-retirement of directors under an age limit.

Subject to the Company’s by-laws and articles, the Board may fix the remuneration of the members of the Board. To the extent permitted by law, no director or officer for the time being of the Company shall be liable for: (i) the acts, receipts, neglects or defaults of any other director or officer or employee; (ii) joining in any receipt or other act for conformity; (iii) any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by the Company or for or on behalf of the Company; (iv) the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Company shall be placed out or invested; (v) any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom or which any moneys, securities or other assets belonging to the Company shall be lodged or deposited; (vi) any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Company or for any other loss, damage or misfortune which may happen in the execution of the duties of his respective office or trust or in relation thereto; unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Company and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Company shall be employed by or shall perform services for the Company otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Company, the fact of his being a director or officer of the Company shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

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

Limitations on Ownership of Securities

Except as described under Item 10.D. “Exchange Controls” below, there are no limitations on the right to own securities imposed by foreign law to the Company’s knowledge or by the articles of the Company.

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

Partial Redemption

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares, if the redemption by the Company on any option redemption date of all of the Preferred Shares to be redeemed on such date would be contrary to any provisions of the CBCA or any other applicable law, the Company shall be obligated to redeem only the maximum number of Preferred Shares which the Company determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Preferred Shares required by each such holder to be redeemed by the Company. The Company shall, before redeeming any other Preferred Shares, redeem on the first day of each month thereafter the maximum number of such Preferred Shares so required by holders to be redeemed as would not then be contrary to any provisions of the CBCA or any other applicable law, until all of such shares have been redeemed.

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

C. Material contracts.

In order to maintain the lease agreement (dated July 20, 2012) on the Fondaway Canyon Project, the Company has to make option payments of $35,000 annually and has to pay claim renewal fees to the BLM of approximately $23,000 annually.

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

The following summary describes certain material U.S. federal income tax considerations generally applicable to “U.S. Holders” (as defined below) with respect to the ownership and disposition of the Company’s common shares offered hereunder. This summary is based on the Code, Treasury Regulations (whether final, temporary or proposed), administrative rulings of the Internal Revenue Service (“IRS”), judicial decisions and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “U.S.-Canada tax treaty”), as in effect and available as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. It addresses only U.S. Holders that hold the Company’s common shares as capital assets within the meaning of Section 1221 of the Code (generally, assets held for investment purposes). The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their particular circumstances, nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans, regulated investment companies, common trust funds, U.S. Holders subject to the alternative minimum tax, U.S. Holders holding the Company’s common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and persons that acquired the Company’s common shares in connection with the performance of services. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds the Company’s common shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

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

Ownership and Disposition of the Company’s Common Shares

Distributions. Subject to the discussion below under “United States Federal Income Tax Considerations –Passive Foreign Investment Company Rules” and “United States Federal Income Tax Considerations –Certain Controlled Foreign Corporations Rules,” distributions made with respect to the Company’s common shares (including any Canadian taxes withheld from such distributions) generally will be included in the gross income of a U.S. Holder as dividend income to the extent of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s current and accumulated earnings and profits, if made with respect to the Company’s common shares, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in such common shares, and thereafter as capital gain.

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

Dispositions. Subject to the discussion below under “United States Federal Income Tax Considerations –Passive Foreign Investment Company Rules” and “United States Federal Income Tax Considerations –Certain Controlled Foreign Corporation Rules,” upon the sale, exchange or other taxable disposition of the Company’s common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon the sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such common shares. Capital gain or loss recognized upon a sale, exchange or other taxable disposition of the Company’s common shares will generally be long-term capital gain or loss if the U.S. Holder’s holding period with respect to such common shares disposed of is more than one year at the time of the sale, exchange or other taxable disposition. The deductibility of capital loss is subject to limitations.

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

The following U.S. federal income tax consequences generally will apply to a U.S. Holder of the Company’s common shares if the Company is treated as a PFIC:

Distributions. Distributions made by the Company with respect to its common shares, to the extent such distributions are treated as “excess distributions” pursuant to Section 1291 of the Code, must be allocated rateably to each day of the U.S. Holder’s holding period for such common shares. The amounts allocated to the taxable year during which the distribution is made, and to any taxable years in such U.S. Holder’s holding period which are prior to the first taxable year in which the Company is treated as a PFIC, are included in such U.S. Holder’s gross income as ordinary income for the taxable year of the distribution. The amount allocated to each other taxable year is taxed as ordinary income in the taxable year of the distribution at the highest tax rate in effect for the U.S. Holder in that other taxable year and is subject to an interest charge at the rate applicable to underpayments of tax. Any distribution made by the Company that does not constitute an excess distribution would be treated in the manner described under “Item 10.E Additional Information-Taxation-United States Federal Income Tax Considerations — Ownership and Disposition of the Company’s Common Shares — Distributions,” above.

Dispositions. The entire amount of any gain realized upon the U.S. Holder’s disposition of the Company’s common shares generally will be treated as an excess distribution made in the taxable year during which such disposition occurs, with the consequences described above.

Elections. In general, the adverse U.S. federal income tax consequences of holding stock of a PFIC described above may be mitigated if a U.S. shareholder of the PFIC is able to and timely makes a valid qualified electing fund (“QEF”) election with respect to the PFIC or a valid mark-to-market election with respect to the stock of the PFIC. U.S. Holders should be aware that there can be no assurance that the Company will supply U.S. Holders with the information and statements that such U.S. Holders require to make a QEF election under Section 1295 of the Code.

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

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

Documents concerning the Company that are referred to in this annual report on Form 20-F may be inspected at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 during regular business hours of the Company.

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

The Company also files reports, statements and other information with the Canadian Securities Administrators (the “CSA”), and these can be accessed electronically at the CSA's SEDAR website (http://www.sedar.com).

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

Credit risk. Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, sundry receivables and reclamation bonds. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity risk. Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2013, the Company had a cash balance of $201,565 (2012-$629,553) to settle current liabilities of $3,195,672 (2012-$6,120,109). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity. In addition, the Company has proceeds on sales completed before year-end, which were received after year-end. These amounts approximate $2,552,000 and are included in sundry receivables and prepaids in the financial statements. The Company continues to seek sources of additional capital to improve its liquidity position or dispose of one or more of its remaining property interests on an advantageous basis.

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

Sensitivity analysis

As of January 31, 2013, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis discussed below may differ materially from actual results.

  The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2013, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, net income (loss) and comprehensive income (loss) for the twelve months ended January 31, 2013 would have been approximately $3,000 higher/lower. Similarly, as at January 31, 2013, reported shareholders' equity would have been approximately $3,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

  Cash, sundry receivables and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2013, had the U.S. dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net income (loss) and comprehensive income (loss) would be affected by approximately $104,000.

  Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material adverse effect on the Company's value. As at January 31, 2013, the Company was not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

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

Separation Time

The “Separation Time” will occur on the close of business on the tenth trading day after the earliest of: (a) the date of public announcement by the Company or an Acquiring Person (defined below) of facts indicating that a person has become an Acquiring Person, (b) the date that any person commences or announces an intention to commence a take-over bid, and (c) the date on which a Permitted Bid (as defined below) or a Competing Permitted Bid (as described below) ceases to qualify as such, or such later date as the Board may determine.

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

Rights holder not a Shareholder

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures.

As of January 31, 2013 and based on their evaluations, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms.

B. Management's Annual Report on Internal Control over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2013. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of January 31, 2013, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

D. Changes in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended January 31, 2013 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board has determined that Mr. James Clancy, a director and Audit Committee member of the Company is an “audit committee financial expert” as defined in Form 20-F. Mr. Clancy is “independent,” as such term is defined under the Nasdaq Stock Market Rules.

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

Item 16C. Principal Accountant Fees and Services

MSCM LLP has served as the Company’s auditing firm since March 26, 2009. Aggregate fees billed to the Company for professional services rendered by MSCM LLP and its affiliates during the fiscal years ended January 31, 2013 and January 31, 2012 are detailed below:

	Year Ended January 31,
	(Cdn$)
	2013	2012
Audit Fees	$45,000	$60,000
Audit-Related Fees	$7,227	$14,680
Tax Fees	$845	$0
All Other Fees	$3,370	$1,200

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

Pre-approval Policies and Procedures

All services to be performed by the Company’s auditor must be approved in advance by the Audit Committee. The Audit Committee, in consultation with senior management, reviews annually and recommends for approval by the Board:

  the appointment of independent auditors at the annual general meeting of shareholders of the Company;

  the remuneration of the auditors; and

  pre-approval of all audit and non-audit services to be provided to the Company by the external auditor, other than any de minimis services other than audit, review or attest services allowed by applicable law or regulation.

Since the commencement of the Company's most recently completed financial year, every recommendation of the Audit Committee to nominate or compensate an external auditor was adopted by the Board.

Of the total aggregate fees paid by the Company to its accountants during the fiscal year ended January 31, 2013, $48,370, or 86% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

  Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012. Consolidated Statements of Financial Position of Royal Standard Minerals Inc. as at January 31, 2013 and January 31, 2012.
  Consolidated Statements of Operations of Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012.
  Consolidated Statements of Comprehensive Loss of Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012.
  Consolidated Statements of Changes in Shareholders’ Equity of Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012.
  Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012.
  Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.
  Management's Discussion and Analysis for the year ended January 31, 2013.
  Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2012 and 2011. Consolidated Statements of Financial Position of Royal Standard Minerals Inc. as at January 31, 2012, January 31, 2011 and February 1, 2010.
  Consolidated Statements of Operations of Royal Standard Minerals Inc. for the years ended January 31, 2012 and 2011.
  Consolidated Statements of Comprehensive Loss of Royal Standard Minerals Inc. for the years ended January 31, 2012 and 2011.
  Consolidated Statements of Shareholders' Equity of Royal Standard Minerals Inc. for the years ended January 31, 2012 and 2011.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Royal Standard Minerals Inc.

Report on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Royal Standard Minerals Inc., which comprise the consolidated statements of financial position as at January 31, 2013 and 2012 and the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Royal Standard Minerals Inc. as at January 31, 2013, and 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes material uncertainty and raises substantial doubt about the Company's ability to continue as a going concern.

Signed: “MSCM LLP”
Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
May 24, 2013

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
Consolidated Financial Statements
January 31, 2013 and 2012

Independent Auditor's Report

To the Shareholders of
Royal Standard Minerals Inc.

Report on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Royal Standard Minerals Inc., which comprise the consolidated statement of financial position as at January 31, 2013 and 2012, and the consolidated statements of operations, comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Royal Standard Minerals Inc. as at January 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes material uncertainty and raises substantial doubt about the Company's ability to continue as a going concern.

Signed: "MSCM LLP"

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 24, 2013

Royal Standard Minerals Inc.
Consolidated Statements of Financial Position
(Expressed in United States Dollars)

	As at	As at
	January 31,	January 31,
	2013	2012

Assets
Current
Cash and cash equivalents	$201,565	$629,553
Marketable securities (Note 6)	30,000	150,000
Sundry receivables and prepaids (Note 7)	2,712,004	156,275
	2,943,569	935,828
Reclamation bonds (Note 8)	188,250	633,034
Equipment, net (Note 10)	23,716	2,084,336
	$3,155,535	$3,653,198

Liabilities
Current
Accounts payable and accrued liabilities (Note 11)	$2,595,672	$3,033,763
Due to related parties (Note 18)	-	35,023
Other advances (Note 13)	600,000	-
Long-term debt - current portion (Note 13)	-	2,965,962
Embedded derivative on long-term debt - current portion (Note 13)	-	85,361
	3,195,672	6,120,109

Asset retirement obligations (Note 12)	107,647	292,315
Long-term debt (Note 13)	-	2,965,961
Embedded derivative on long-term debt (Note 13)	-	85,360
	3,303,319	9,463,745
Shareholders' Equity (Deficiency)
Share capital (Note 14(b))	28,104,264	28,098,264
Reserves	11,010,304	10,580,808
Accumulated deficit	(39,262,352)	(44,553,494)
Accumulated other comprehensive (loss) income	-	63,875
	(147,784)	(5,810,547)
	$3,155,535	$3,653,198

Going Concern (Note 1)
Contingencies (Note 19)

Approved by the Board:

Paul G. Smith	James B. Clancy
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Operations
(Expressed in United States Dollars)

For the years ended January 31,	2013	2012

Expenses
Exploration and evaluation expenditures (Note 9)	$3,137,205	$2,954,356
General and administrative (Note 20)	2,244,236	2,809,119

	5,381,441	5,763,475

Loss before finance income (costs), lawsuit settlement, impairment of and gain on disposal of marketable securities, sales of property interests and related assets and sale of royalty, and foreign currency translation	(5,381,441)	(5,763,475)

Finance income	7,274	4,291
Finance costs (Note 13)	(4,310,582)	(712,822)
Lawsuit settlement (Note 14(b))	(41,685)	-
Impairment of marketable securities	(56,125)	-
Gain on disposal of marketable securities (Note 2(a))	30,071	-
Gain on sale of property interests and related assets (Note 2(a))	14,171,405	-
Gain on sale of royalty (Note 2(b))	866,505	-
Foreign currency translation adjustment	5,720	20,308

Net income (loss) for the year	$5,291,142	$(6,451,698)

Basic income (loss) per share (Note 16)	$0.06	$(0.08)
Diluted income (loss) per share (Note 16)	$0.06	$(0.08)

Consolidated Statements of Comprehensive Income (Loss)
(Expressed in United States Dollars)

For the years ended January 31,	2013	2012

Net income (loss) for the year	$5,291,142	$(6,451,698)

Other comprehensive (loss) income
Net unrealized (loss) income on available-for-sale marketable securities	(63,875)	97,999

Comprehensive income (loss) for the year	$5,227,267	$(6,353,699)

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
(Expressed in United States Dollars)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income (Loss)	Total

Balance, January 31, 2011	$28,098,264	$10,076,866	$(38,101,796)	$(34,124)	$39,210
Share-based payments	-	503,942	-	-	503,942
Net loss for the year	-	-	(6,451,698)	-	(6,451,698)
Net increase in unrealized gain on available-for-sale marketable securities	-	-	-	97,999	97,999

Balance, January 31, 2012	28,098,264	10,580,808	(44,553,494)	63,875	(5,810,547)
Shares issued for lawsuit settlement (Note 14(b))	6,000	-	-	-	6,000
Share-based payments	-	429,496	-	-	429,496
Net income for the year	-	-	5,291,142	-	5,291,142
Impairment of available-for-sale marketable securities	-	-	-	(63,875)	(63,875)

Balance, January 31, 2013	$28,104,264	$11,010,304	$(39,262,352)	$-	$(147,784)

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended January 31,	2013	2012

Operating activities
Net income (loss) for the year	$5,291,142	$(6,451,698)
Operating items not involving cash:
Depreciation	113,994	137,274
Accretion in asset retirement obligations	29,226	60,305
Accretion expense	4,252,521	611,108
Share-based payments	429,496	503,942
Shares issued for lawsuit settlement	6,000	-
Embedded derivative on long-term debt	51,370	-
Impairment of marketable securities	56,125	-
Gain on sale of property interests and related assets (Note 2(a))	(14,171,405)	-
Gain on sale of royalty (Note 2(b))	(866,505)	-
Gain on disposal of marketable securities	(30,071)	-
Changes in non-cash working capital:
Sundry receivables and prepaids	62,539	(94,998)
Accounts payable and accrued liabilities	524,769	1,481,098
Due to related parties	(35,023)	(322,038)

Cash used in operating activities	(4,285,822)	(4,075,007)

Financing activities
Other advances	600,000	-
Increase in long-term debt	5,442,384	5,970,350
Finance costs paid on long-term debt	(280,000)	(400,000)
Proceeds from sale of property interests and related assets, net of transaction costs (Note 2(a))	698,157	-

Cash provided by financing activities	6,460,541	5,570,350

Investing activities
Increase in reclamation bonds	(8,711)	(95,174)
Purchase of equipment	(2,593,996)	(872,654)

Cash used in investing activities	(2,602,707)	(967,828)

Change in cash and cash equivalents	(427,988)	527,515

Cash and cash equivalents, beginning of year	629,553	102,038

Cash and cash equivalents, end of year	$201,565	$629,553

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the Over-the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5.

The Consolidated Financial Statements (the "Statements") were approved by the Board of Directors on May 24, 2013.

These Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred net income of $5,291,142, as a result of the one-time gain on the sale of property interests and related assets of $14,171,405 and the gain on sale of the royalty of $866,505 during the year ended January 31, 2013 (2012 - loss of $6,451,698), has an accumulated deficit of $39,262,352 (2012 - $44,553,494). In addition, the Company has a working capital deficiency of $252,103 at January 31, 2013 (2012 - $5,184,281).

The underlying value of the resource properties is dependent upon the existence and profitable recovery of reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long- term financing to complete the development of the properties and upon future profitable production or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders, securing additional financing or disposing of some or all of its interests on an advantageous basis. These consolidated financial statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Management continues to raise funds through the sale of some or all of its remaining property interests.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

2.	Sale of Property Interests and Related Assets

(a) Asset Purchase Agreement

On October 10, 2012, the Company entered into a definitive asset purchase and sale agreement (the "Asset Purchase Agreement") with Scorpio Gold Corporation ("Scorpio") and Scorpio's wholly-owned subsidiary, Goldwedge LLC to sell its Goldwedge and Piñon property interests and the assets related thereto. The Asset Purchase Agreement replaced a non-binding letter of intent entered into by the Company and Scorpio dated August 28, 2012.

On December 19, 2012, the Company announced the completion of its transaction with Scorpio to sell its Goldwedge and Piñon property interests and the assets related thereto to Scorpio (the “Transaction”). The Transaction was completed pursuant to the Asset Purchase Agreement.

The completion of the Transaction followed a special meeting of Royal Standard’s shareholders held on November 28, 2012, at which votes representing 50.08% of the total issued and outstanding shares of the Company as at the record date were cast either by proxy or in person, with 99.46% of such shares voting in favour of the special resolution approving the Transaction.

Pursuant to the Transaction, the interests of the Company and its wholly-owned subsidiary, Manhattan Mining Co., in the Goldwedge and Piñon properties and the assets related thereto were sold to Scorpio and its wholly-owned subsidiary Goldwedge LLC.

Consideration
Cash	$1,252,953
Scorpio common shares (i)	1,623,827
Less: Transaction costs	(461,361)
Total consideration	2,415,419

Net liabilities sold
Reclamation bonds	453,495
Equipment	4,699,436
Asset retirement obligation	(211,940)
Equipment payable	(15,867)
Long-term debt	(16,681,110)
Total net liabilities sold	(11,755,986)

Total gain on sale	$14,171,405

(i) On January 31, 2013, the Company entered into a purchase and sale agreement with Waterton Global Value, L.P. to sell all 3,000,000 Scorpio common shares obtained as a part of the consideration of the Transaction, at a price of $0.55 per share resulting in a gain of $30,071.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

2.	Sale of Property Interests and Related Assets (Continued)

(b) Royalty Agreement

On January 31, 2013, the Company entered into a purchase and sale agreement with XDM Royalty Corp. ("XDM") to sell the Pinon Railroad Royalty, a royalty retained by the Company on the sale of the Pinon Railroad Project in 2009, and all rights, title and interests to XDM for $900,000 Canadian dollars ($902,126 USD). Related transaction costs amounted to $35,537 Canadian dollars ($35,621 USD).

3.	Significant Accounting Policies

[a] Statement of compliance with International Financial Reporting Standards (“IFRS”)

The financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee of the IASB. The policies set out below have been consistently applied to all periods presented.

[b] Accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Company, Inc. and Manhattan Mining Co., both United States companies. All intercompany transactions and balances have been eliminated upon consolidation.

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided using the declining balance method using the following rates:

Exploration equipment	- 25% to 30%
Office equipment	- 20%
Construction in progress	- nil, as not yet in service

At the end of each reporting period, the Company reviews the carrying amounts of its equipment to determine whether there is any indication that the equipment has suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of the equipment's fair value less cost to sell or its value in use.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

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

Share-based payments

The fair value of the stock options granted to directors, officers and employees is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 15 and recorded as share-based payments expense over the vesting period of the stock options, with the offsetting credit recorded as an increase in reserves. The fair value of stock options issued to other than employees are measured at the fair value of the goods or services received unless this cannot be reliably estimated, and are recognized over the period of service.

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

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Income taxes (continued)

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

Income (loss) per common share

Basic income (loss) per share is computed by dividing the income (loss) for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted income (loss) per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Foreign currency translation

The United States dollar is the functional and presentation currency of the Company. Functional currency is also determined for each of the Company’s subsidiaries, and items included in the financial statements of the subsidiary are measured using that functional currency.

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities not denominated in the functional currency are translated at the year end rates of exchange. Foreign exchange gains and losses are recognized in the statements of operations. Intercompany amounts with foreign operations for which settlement is neither planned nor likely to occur in the foreseeable future are part of the Company’s net investment in the foreign operation. Foreign exchange gains and losses related to these intercompany amounts are included in accumulated other comprehensive income.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

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

i) Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as FVTPL when acquired principally for the purpose of trading, if so designated by management (fair value option), or if they are derivative assets that are not part of an effective and designated hedging relationship. Financial assets classified as FVTPL are measured at fair value, with changes recognized in the consolidated statements of operations.

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

Sundry receivables are classified as loans and receivables.

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

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Financial instruments (continued)

iv) Financial liabilities at fair value through profit or loss ("FVTPL") (continued)

The Company may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through the profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

v) Other financial liabilities

Other financial liabilities are financial liabilities that are not classified as FVTPL. Subsequent to initial recognition, other financial liabilities that are not subject to hedge accounting, are measured at amortized cost using the effective interest method.

Accounts payable and accrued liabilities, due to related parties, other advances and long-term debt are classified as other financial liabilities. The Company does not currently apply hedge accounting.

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument to the net carrying amount on initial recognition.

vi) Financial instruments recorded at fair value:

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs). As of January 31, 2013 and 2012, the only financial assets or liabilities measured at fair value are the Company's cash and cash equivalents, investment in Sharpe Resources Corporation ("Sharpe") and embedded derivative on long-term debt. As at January 31, 2013, Sharpe's fair market value was determined to be $30,000 (2012 - $150,000), and the embedded derivative on long-term debt's fair market value was determined to be $nil (2012 - $170,721).

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Financial instruments (continued)

vi) Financial instruments recorded at fair value: (continued)

Cash and cash equivalents and marketable securities are considered Level 1 and embedded derivative on long-term debt is considered Level 2 for purposes of the fair value hierarchy.

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

the recoverability of sundry receivables that are included in the consolidated statements of financial position;
the inputs used in accounting for share based payment transactions in the consolidated statements of operations.
Contingencies - See note 19

Critical accounting judgments

the categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments;
management's assumption of material restoration, rehabilitation and environmental obligations, based on the facts and circumstances that existed during the period;

the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Significant accounting judgments and estimates (continued) Critical accounting judgments (continued)

going concern presentation of the consolidated financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and

Management's determination that the functional currency of the Company and each of its subsidiaries is

[c] New standards

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning after December 31, 2012, or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. Earlier adoption is permitted.

(ii) IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013.

(iii) IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[c] New standards (continued)

(iv) IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.

(v) IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
disclosures regarding the fair value hierarchy have been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
a narrative must be provided discussing the sensitivity of fair value measurements categorized under Level 3 of the fair value hierarchy to significant unobservable inputs; and
information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013.

(vi) IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

(vii) IAS 28 - Investments in Associates and Joint Ventures (“IAS 28”) was issued by the IASB in May 2011 and supersedes IAS 28 - Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 defines significant influence as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. IAS 28 also provides guidance on how the equity method of accounting is to be applied and also prescribes how investments in associates and joint ventures should be tested for impairment. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[c] New standards (continued)

(viii) IAS 32 – Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Earlier adoption is permitted.

4.	Capital Management

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

The Company's equity comprises of share capital, reserves, accumulated deficit and accumulated other comprehensive income, which at January 31, 2013 was a deficiency of $147,784 (2012 - deficiency of $5,810,547). Note that included in the statements of financial position presented is a deficit of $39,262,352 as at January 31, 2013 (2012 - $44,553,494).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the years ended January 31, 2013 and 2012. The Company is not subject to external capital requirements.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

5.	Property and Financial Risk Factors

(a) Property risk

Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon its current projects. If no additional mineral properties are acquired by the Company, any adverse development affecting its current projects would have a material adverse effect on the Company's financial condition and results of operations.

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

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, sundry receivables and reclamation bonds. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal. Sundry receivables relate to the disposal of marketable securities and the sale of royalty and these balances are in good standing.

(ii) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due (see note 1). As at January 31, 2013, the Company had a cash balance of $201,565 (2012 - $629,553) to settle current liabilities of $3,195,672 (2012 - $6,120,109). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

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

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

5.	Property and Financial Risk Factors (Continued)

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

(c) Sensitivity analysis
As of January 31, 2013, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2013, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, net income (loss) and comprehensive income (loss) for the year ended January 31, 2013 would have been approximately $3,000 higher/lower. Similarly, as at January 31, 2013, reported shareholders' equity would have been approximately $3,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

Cash, sundry receivables, and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2013, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, it would affect net income (loss) and comprehensive income (loss) by approximately $104,000.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

5.	Property and Financial Risk Factors (Continued) (c) Sensitivity analysis (continued)

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold and precious metals. Gold and precious metals have fluctuated widely in recent years. There is no assurance that, even if commercial quantities of gold and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of gold and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As of January 31, 2013, the Company is not a gold or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

6.	Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe. Sharpe is a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe was considered to be related to the Company because of common management prior to the termination of the former CEO's employment in December 2011. The market value of the shares at January 31, 2013 was $30,000 (2012 - $150,000). On January 31, 2013, it was determined that the common shares of Sharpe were impaired based on a continued and significant decline in market value. As a result an impairment of marketable securities of $56,125 was recorded during the year.

7.	Sundry Receivables and Prepaids

	As at	As at
	January 31,	January 31,
	2013	2012

Sales tax receivables	$53,589	$71,415
Other receivables	2,618,794	60,094
Prepaid expenses	39,621	24,766

	$2,712,004	$156,275

Included in other receivables is $1,651,320 due on the sale of the Scorpio common shares (see note 2(a)), $900,720 due on the sale of the Royalty (see note 2(b)) and $57,481 due from the Bureau of Land Management in the State of Nevada and a banking institution, in connection with certain reclamation bonds sold to Scorpio.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

8.	Reclamation Bonds

The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed. As part of the sale of its Goldwedge and Piñon property interests and related assets (see note 2(a)), $453,495 of reclamation bonds were sold to Scorpio. As at January 31, 2013, the balance consists of $9,550 of the reclamation bonds pertaining to the Fondaway Canyon and Dixie-Comstock Projects, and $178,700 (see note 19(c)) to the Kentucky Project.

9.	Exploration and Evaluation Expenditures on Mineral Properties

(a) Goldwedge Project

The Goldwedge Project, a property previously owned by the Company, represented the Company's most advanced project and was located in the Manhattan District in Nye County, Nevada, approximately eight miles south of the Round Mountain mine and had been issued a mine and mill permit by the Nevada Division of Environmental Protection. The Company was completing refurbishment of the on-site processing plant which was used for the test mining and processing that took place in 2007 and 2008. The process included primary crushing and grinding facilities that fed a gravity recovery system. In addition, dry stack tailings containment as well as silt and fresh water ponds were in place. Testing of the various mineral processing functions extracted stockpiles of low grade gold feed material, as well as concurrently newly mined material. The feed material was processed into gold dore on site. All mineralized material was sampled daily and analyzed for gold content at the Company's onsite assay laboratory. In addition, the Company sent samples for analysis to an independent laboratory located offsite.

Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted ARO's for all projects, where applicable, has been estimated by management. The assumptions for the future payments are based on future expenses being incurred between 2017 and 2019 and a discount rate of 10%. Under the guidance of IAS 37, the Company had recorded an asset retirement obligation ("ARO") of $183,445 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition.

During the year ended January 31, 2013, a total of $2,803,375 of exploration and evaluation expenditures were spent on the Goldwedge Project prior to the sale of the Goldwedge Project and related assets, including the ARO, to Scorpio (note 2(a)).

(b) Dixie-Comstock Project

Also held under the same option agreement as was the Goldwedge Property is the Dixie-Comstock Mining Company option and other unpatented mining claims located in Churchill County, Nevada. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups. Under the guidance of IAS 37, the Company has recorded an ARO of $2,774 on the Dixie-Comstock and Fondaway Canyon Projects, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the sites to their original condition. During the year ended January 31, 2013, the Company did not perform any exploration on this project.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

9.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

(c) Piñon Project

The Piñon Project was a property made up of a number of property leases located in Elko Country, Nevada. Under the guidance of IAS 37, the Company had recorded an ARO of $28,495 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition. During the year ended January 31, 2013, the Company performed minimal exploration and evaluation expenditures on this project, a total of $104,696, prior to the sale of the Piñon Project and related assets, including the ARO, to Scorpio (note 2(a)).

(d) Fondaway Canyon Project
The Fondaway Canyon Project is located in Churchill County, Nevada. During the year ended January 31, 2013, the Company performed minimal exploration on this project.

(e) Kentucky Project

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

During the year ended January 31, 2011, the Company wrote off a promissory note receivable from the optionor in the amount of $133,134. Further, the Company paid for a reclamation bond of $178,700, included in the consolidated statements of financial position under reclamation bonds.

Under the guidance of IAS 37, the Company has recorded an ARO on its Kentucky Project in the amount of $104,873, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the property to its original condition.

During the year ended January 31, 2013, the Company incurred exploration and evaluation expenditures of $161,317 on this project.

In August 2009, the Company retained a 1% net smelter royalty on the sale of the Piñon Railroad Project, which it sold during the year ended January 31, 2013 (note 2(b)).

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

9.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

During the years ended January 31, 2013 and 2012, the Company's exploration and evaluation expenditures were as follows:

Years ended January 31,	2013	2012

Goldwedge Project
Travel	$27,709	$71,292
Mine development costs	1,878,956	397,626
Drilling	71,884	40,206
Professional fees	-	113,442
Consulting, wages and salaries (Note 18)	736,060	1,238,299
Office and general	130,011	324,686
Analysis and assays	-	7,392
Supplies, equipment and transportation	48,240	353,312
Claim staking and maintenance fees	11,743	11,743
Milling costs	161,474	-
Depreciation	104,819	124,231
Net proceeds from sale of exploration and development ore	(367,521)	-
	$2,803,375	$2,682,229

Piñon Project
Property acquisition costs	$46,158	$79,571
Consulting, wages and salaries	20,859	1,617
Office and general	11,479	-
Claim staking and maintenance fees	26,200	26,200
	$104,696	$107,388

Fondaway Canyon and Dixie-Comstock Projects
Property acquisition costs	$35,000	$35,000
Claim staking and maintenance fees	32,817	32,817
	$67,817	$67,817

Kentucky Project
Travel	$-	$12,764
Consulting, wages and salaries	-	46,300
Office and general	7,521	12,794
Penalty (Note 19 (c))	145,000	-
Professional fees	-	2,400
Supplies, equipment and transportation	-	10,552
Depreciation	8,796	12,112
	$161,317	$96,922

Total exploration activities	$3,137,205	$2,954,356

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

10.	Equipment

	Construction	Exploration	Office
COST	in progress	equipment	equipment	Total
Balance, January 31, 2011	$-	$2,977,464	$21,806	$2,999,270
Additions	1,619,341	148,536	-	1,767,877
Balance, January 31, 2012	1,619,341	3,126,000	21,806	4,767,147
Additions	2,704,338	48,472	-	2,752,810
Sale of equipment (Note 2(a))	(4,323,679)	(3,085,472)	(21,806)	(7,430,957)
Balance, January 31, 2013	$-	$89,000	$-	$89,000

	Construction	Exploration	Office
ACCUMULATED DEPRECIATION	in progress	equipment	equipment	Total
Balance, January 31, 2011	$-	$2,525,415	$20,122	$2,545,537
Depreciation for the year	-	136,343	931	137,274
Balance, January 31, 2012	-	2,661,758	21,053	2,682,811
Depreciation for the year	-	113,615	379	113,994
Sale of equipment (Note 2(a))	-	(2,710,089)	(21,432)	(2,731,521)
Balance, January 31, 2013	$-	$65,284	$-	$65,284

	Construction	Exploration	Office
CARRYING AMOUNT	in progress	equipment	equipment	Total
Balance, January 31, 2012	$1,619,341	$464,242	$753	$2,084,336
Balance, January 31, 2013	$-	$23,716	$-	$23,716

Construction in progress relates to the refurbishment of the mill at the Company's Goldwedge Project. Included in the construction in progress are capitalized interest costs of $895,055 (January 31, 2012 - $54,216). During the year ended January 31, 2013, the construction in progress was sold to Scorpio (note 2(a)).

Depreciation of exploration equipment is expensed to exploration and evaluation expenditures and depreciation of office equipment is expensed to general and administrative on the consolidated statements of operations.

11.	Accounts Payable and Accrued Liabilities

	As at	As at
	January 31,	January 31,
	2013	2012

Trade payables	$2,145,407	$579,664
Accrued liabilities	450,265	2,454,099

	$2,595,672	$3,033,763

Included in accrued liabilities are accrued finance costs of $nil (2012 - $78,814) and accrued costs in connection with the construction in progress, totaling $nil (2012 - $895,223).

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

12.	Asset Retirement Obligations

The Company is required to recognize a liability for a legal and constructive obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligations ("AROs") were estimated to be $107,647 as at January 31, 2013, assuming future payments of $188,250 being made over a ten year period from the date of initial assessment of the AROs and a discount rate of 10%.

Determination of the undiscounted AROs and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. During the year ended January 31, 2012, the Company determined an additional $52,165 increase in AROs related to the Company's Goldwedge Project. The following is the reconciliation of the AROs:

Year ended January 31,	2013	2012

Balance, beginning of year	$292,315	$232,010
Increase in asset retirement obligations	-	52,165
Accretion cost	29,226	8,140
Foreign exchange	(1,954)	-
Sale of AROs (Note 2(a))	(211,940)	-

Balance, end of year	$107,647	$292,315

13.	Long-Term Debt

On August 26, 2011, Manhattan amended its existing Bridge Loan with Waterton Global Value, L.P. ("Waterton") such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility (the “Gold Stream Facility”) amongst the parties. Under the Gold Stream Facility, Waterton agreed to make $8,000,000 (the “Principal Amount”) available to Manhattan. The Principal Amount was repayable by Manhattan to Waterton in monthly payments commencing in August 2012 and ending in July 2013 (see note 2). Under the Gold Stream Facility, each monthly repayment of the Principal Amount was to be made by the delivery by Manhattan to Waterton of gold bullion ounces where the number of ounces to be delivered was to be based on the spot price of gold on the business day immediately preceding the repayment date less an applicable discount or by the payment of the cash equivalent of such number of ounces. In addition, there was a profit participation formula which was triggered when the spot price of gold was in excess of $1,600 an ounce on the business day immediately preceding the repayment ("Profit Participation"). The Principal Amount accrued interest at 9.0% per annum. The Gold Stream Facility was secured by, amongst other items, Manhattan's real property assets in Nevada.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

13.	Long-Term Debt (Continued)

The Company considered Profit Participation as an embedded derivative. Prior to the sale to Scorpio, the gross proceeds received under the Gold Stream Facility of $11,432,734 was allocated to the embedded derivative based on the initial fair values of the embedded derivative determined when proceeds were received ($223,630), and then the residual value was allocated to the liability portion. As noted in note 2, the Company's obligation with Waterton under the Gold Stream Facility was assumed by Scorpio when the Sale Transaction was completed, and as such, the value of the embedded derivative was determined using the gold spot price as at October 30, 2012.

As consideration for entering into the Gold Stream Facility, a structuring fee equal to 2% of the aggregate amount of the Gold Stream Facility and an establishment fee of $80,000 was payable by Manhattan to Waterton and Manhattan also granted Waterton certain royalty interests over its exploration stage projects. In addition, Manhattan and Waterton agreed that Waterton shall have the right to purchase all of the gold produced by Manhattan from its Nevada projects at a price per ounce that would be equal to an agreed discount to the existing spot price of gold at the time of any such purchase. Bayfront Capital Partners Ltd. acted as placement agent in connection with the Gold Stream Facility in consideration for a placement fee equal to 4% of the Principal Amounts actually drawn by Manhattan on the Gold Stream Facility.

The Gold Stream Facility contained covenants for Manhattan such as, among other things, providing Waterton with updates on its operations, carrying on its business in accordance with prudent mining industry practices, and providing Waterton with certain rights of inspection. Until all amounts outstanding under the Gold Stream Facility have been repaid in full or otherwise satisfied in accordance with the terms of such facility, certain standard restrictive covenants shall apply to Manhattan limiting its ability to (without limitation): incur additional indebtedness, create liens on its assets or dispose of its assets. These negative covenants were subject to certain carve-outs that facilitate Manhattan's ability to operate its business efficiently. The Gold Stream Facility also included certain event of default provisions pursuant to which, immediately and automatically upon the occurrence of an event of default, all amounts outstanding under the Gold Stream Facility would be automatically accelerated and immediately due and payable to Waterton.

At any time, without penalty, the Gold Stream Facility provided Manhattan the option to prepay in whole or in part, on 5 business days prior notice. Prepayments were permitted to be made in physical gold ounces or cash. The amount of any prepayment was to be calculated using the spot price of gold on the business day immediately preceding the prepayment.

During the year ended January 31, 2013, the Company secured two additional $2,000,000 loan extensions from Waterton, bringing the total facility to $12,000,000. In consideration for the loan extensions, the Company provided Waterton with additional net smelter return royalties on several of its properties, including Piñon and Fondaway Canyon, and a 2% structuring fee.

On the completion of the Transaction, Scorpio assumed the Company's total long-term debt balance of $16,681,110 which included interest payable of $973,376 (note 2(a)).

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

13.        Long-Term Debt (Continued)

The following table shows the reconciliation between the gross proceeds received and the carrying value of long-term debt balance assumed by Scorpio.

Gross proceeds	$11,432,734
Less: Initial fair value of the embedded derivative	(170,721)
Less: Debt issuance cost	(640,000)
Add: Accretion costs	6,059,097
Long-term debt	$16,681,110

In addition to the loan, Waterton provided the Company with other advances (non-interest bearing) totalling $600,000, presented as other advances under current liabilities. These advances were secured by certain of Manhattan's real property assets in Nevada and were due May 1, 2013. Subsequent to year end, the Company repaid these advances.

14.        Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

(b) Issued

	Shares	Amount

Balance, January 31, 2011 and 2012	83,853,825	$28,098,264

Shares issued for lawsuit settlement (i)	100,000	6,000

Balance, January 31, 2013	83,953,825	$28,104,264

During the year, the Company settled a claim filed in the District Court, Nye County, Nevada through the issuance of 100,000 shares of the Company and a monetary settlement of $35,000. The monetary settlement was paid by year-end.

15.        Stock Options

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

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. A portion of the stock options vest immediately on the grant date and the balance vest over a period of two years from the grant date.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

15.      Stock Options (Continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

The following table reflects the continuity of stock options for the years ended January 31, 2013 and 2012:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance, January 31, 2011	7,904,691	$0.10
Cancelled	(544,500)	$0.10
Granted	4,700,000	$0.30

Balance, January 31, 2012	12,060,191	$0.17
Forfeited	(8,260,191)	$0.14
Balance, January 31, 2013	3,800,000	$0.27

The following table reflects the stock options outstanding and exercisable as at January 31, 2013:

	Exercise Price	Options	Options	Fair	Weighted average
Expiry Date	($)	Outstanding	Exercisable	Value	remaining years

June 26, 2014	0.10	650,000	650,000	$353,480	1.40
January 20, 2017	0.30	3,150,000	2,400,000	894,600	3.97

		3,800,000	3,050,000	$1,248,080	3.53

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

16.	Basic and Diluted Income (Loss) Per Share

The following table sets forth the computation of basic and diluted income (loss) per share:

For the years ended January 31,	2013	2012

Numerator:
Income (loss) for the year	$5,291,142	$(6,451,698)

Denominator:
Weighted average number of common shares outstanding for basic income (loss) per share	83,885,036	83,853,825
Weighted average number of common shares outstanding for diluted income (loss) per share	83,986,566	83,853,825

Basic income (loss) per share	$0.06	$(0.08)
Diluted income (loss) per share	$0.06	$(0.08)

The stock options were not included in the computation of diluted loss per share on January 31, 2012 as their inclusion would be anti-dilutive.

17.	Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 26.50% (2012 - 28.08%) to the amounts recognized in the consolidated statements of operations:

	2013	2012
Net income (loss) before income taxes	$5,291,142	$(6,451,698)
Expected tax expense (recovery) at statutory rate	$1,402,153	$(1,811,637)
Permanent differences	113,816	141,507
Difference between Canadian and foreign tax rates	598,950	(270,193)
Utilization of tax benefits not previously recognized	(2,466,265)	-
Tax benefits not recognized	351,346	1,940,323
Tax provision	$-	$-

The Canadian statutory tax rate changed from 28.08% for the year ended January 31, 2012 to 26.50% for the year ended January 31, 2013 as a result of the enacted reduction of Canadian corporate tax rates.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

17.        Income Taxes (Continued)

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

	2013	2013	2012	2012
	Canada	US	Canada	US

Unclaimed non-capital losses	$8,746,064	$30,140,498	$7,476,735	$37,465,416
Excess of unclaimed resources pools over carrying value of exploration properties	1,590,124	-	1,475,829	-
	$10,336,188	$30,140,498	$8,952,564	$37,465,416

The excess of unclaimed resources pools over carrying value of exploration properties can be carried forward indefinitely. The unclaimed non-capital losses carried forward by expiry date:

		Canada
Expires	2015	$634,757
	2026	859,708
	2027	839,699
	2028	1,035,352
	2029	647,277
	2030	1,147,781
	2031	492,214
	2032	1,819,945
	2033	1,269,331
		$8,746,064

The Company also has US tax losses of $30,140,498 that will expire between 2027 and 2032.

18.	Related Party Transactions and Balances

Remuneration of Directors and key management personnel of the Company was as follows:

For the years ended January 31,	2013	2012

Salaries and benefits paid to directors and officers (1)	$505,259	$471,380
Share-based payments	$403,231	$501,799

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

18.        Related Party Transactions and Balances (Continued)

(1) Salaries and benefits include director fees. The Board of Directors do not have employment or service contracts with the Company, except for Ken Strobbe, who provided mine consulting services at the Goldwedge Project totaling $73,607 for the year ended January 31, 2013 (2012 - $nil), included under consulting, wages and salaries for the Goldwedge Project. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000, included above, for providing consulting services in connection with the Kentucky Project for the year ended January 31, 2013 (2012 - $nil) and John Fitzgerald, a past director, received $9,900 for services in connection with the due diligence process for the Scorpio transaction. The payment is included in transactions costs (see note 2(a)).

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company providing financial services to the Company. Services provided by Equity totaled $13,223 for the year ended January 31, 2013 (2012 - $8,387).

Due to related parties balance at January 31, 2013 consists of $nil (2012 - $22,607) owing to the former CEO and $nil owing to Sharpe (2012 - $12,416). In addition, included in accounts payable and accrued liabilities is $nil (2012 - $18,677) owing to the former CEO.

19.        Contingencies

(a) The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of mining claims in Nye County, Nevada acquired by the Company, is contending the surface rights acquired by the Company for a patented mining claim. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b) The Company's wholly-owned subsidiary, Manhattan Mining Co., received documents filed in the District Court, Nye County, Nevada, from a former vendor contending damages for breach of contract. The vendor is also seeking damages for unjust enrichment and related attorneys' fees and costs of the suit. The damages sought for breach of contract and unjust enrichment total $37,500. On April 24, 2013, a court appointed arbitrator found in favour of the plaintiff in the amount of $20,612. This amount has been included in accounts payable and accrued liabilities.

(c) The Company received an action against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management has responded to the DMER and is working on resolving the issue. In the meantime, the DMER has issued penalties of approximately $145,000 and is seeking forfeiture of the Company's reclamation bond in the amount of $178,700. These penalties have been included in accounts payable and accrued liabilities.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

19.	Contingencies (Continued)

(d) On September 27, 2011 Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favourable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled $376,170 as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. Management had estimated the expenses at $330,000 and had accrued this amount in the accounts during the year ended January 31, 2012. Subsequently, an additional amount of $171,000 relating to additional legal expenses (including interest) incurred by Hale Capital had been accrued. At January 31, 2013, $171,000 remains outstanding.

(e) During the year ended January 31, 2013, the Secretary of Labour, Mine Safety and Health Administration (MSHA), as the petitioner, filed a complaint made by a former employee of Manhattan, charging discrimination pursuant to Section 105 (c) 1 of the Federal Mine Safety and Health Act of 1977. The Office of Assessments has assessed a civil penalty of $20,875 which has been included in accounts payable and accrued liabilities for the year ended January 31, 2013. The amount was paid subsequent to year end.

20.	General and Administrative

For the years ended January 31,	2013	2012
Corporate development	$180,146	$263,251
Insurance	28,533	22,841
Office and general	30,643	1,719
Professional fees	1,024,556	1,489,989
Consulting, wages and salaries (Note 18)	511,545	526,446
Share-based payments (Note 18)	429,496	503,942
Travel	38,938	-
Depreciation	379	931
	$2,244,236	$2,809,119

21.	Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company’s assets are located in the United States except for cash and cash equivalents totaling $193,135 at January 31, 2013 (January 31, 2012 - $426,596) held in Canadian banks. The Company’s operations in Canada consist of general and administrative expenses, totaling $1,556,606 for the year ended January 31, 2013 (2012 - $2,459,866), including expenses necessary to maintain the Company’s public company status.

22.	Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION
AND ANALYSIS

YEAR ENDED JANUARY 31, 2013

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

This Management Discussion and Analysis (“MD&A”) is dated May 24, 2013 and unless otherwise noted, should be read in conjunction with the Company’s consolidated financial statements (“Financial Statements”) for the year January 31, 2013 and the comparable year ended January 31, 2012 and the notes thereto. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. Unless otherwise noted, all amounts reported herein are in United States dollars. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the year ended January 31, 2013 are not necessarily indicative of the results that may be expected for any future period.

The Financial Statements include the Company’s wholly owned subsidiaries, Kentucky Standard Energy Company, Inc. and Manhattan Mining Co., both United States companies.

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

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

HIGHLIGHTS

On December 19, 2012, the Company announced the completion of its transaction (the “Transaction”) with Scorpio Gold Corporation (TSX V:SGN) (“Scorpio”) to sell its Goldwedge and Piñon property interests and the assets related thereto to Scorpio. Subsequent to the announcement of the non-binding letter of intent with Scorpio on August 29, 2012, the Company slowed down daily activity at Goldwedge, its flagship operation, while the Transaction was ultimately concluded. During the interim, the Company focused on a maintenance and upkeep program.

The Transaction was completed pursuant to the previously announced asset purchase and sale agreement entered into with Scorpio on October 10, 2012. Pursuant to the Transaction, the interests of the Company and its wholly-owned subsidiary, Manhattan Mining Co. (“Manhattan”), in the Goldwedge and Piñon properties and the assets related thereto were sold to Scorpio and its wholly-owned subsidiary Goldwedge LLC for $1.25 million in cash, Canadian dollars, 3 million common shares of Scorpio and the assumption by Scorpio of approximately $12 million in principal and all interest, fees and other amounts due on such principal (such amounts having an approximate current aggregate value of $16.681 million) which were owed by the Company to Waterton Global Value, L.P., (“Waterton”) the Company’s principal creditor.

The completion of the Transaction followed a special meeting of the Company’s shareholders held on November 28, 2012, at which votes representing 50.08% of the total issued and outstanding shares of the Company as at the record date were cast either by proxy or in person, with 99.46% of such shares voting in favour of the special resolution approving the Transaction.

Subsequent to the closing of the Transaction and the sale of its material mineral properties, the Company has used the net proceeds from the Transaction to fund ongoing operations and to repay existing creditors including through the sale of the Company’s remaining properties and assets.

On January 31, 2013, the Company sold its royalty on the Piñon Railroad Property to XDM Royalty Corp. (“XDM”), for $900,000 Canadian dollars ($902,126 US dollars).

On January 31, 2013, the Company sold the 3 million common shares it received from Scorpio on the sale of its Goldwedge and Piñon property interests and the related assets thereto to Waterton for $1,650,000 Canadian dollars ($1,651,320 US dollars).

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

OVERVIEW

The Company is a mineral exploration and mine development company engaged in locating, acquiring, exploring and developing gold and precious metal deposits in Nevada. The Company's flagship Goldwedge Project was located southeast of the Round Mountain gold mine in central Nevada. The Goldwedge Project was the property of primary focus and with the sale of that property together with the Piñon property pursuant to the Transaction, the Company’s principal focus is to fund ongoing operations and to pay existing creditors including through the sale of its remaining properties and assets. The Goldwedge Project was considered to be an advanced exploration development project that was fully permitted by the Nevada Division of Environmental Protection (“NDEP”) for a mine and mill. The Company’s current portfolio of gold exploration projects consists of the Fondaway Canyon and Dixie-Comstock properties. The Company also has a venture in a coal exploration project, namely the Kentucky Project. See “Mineral Properties – Remaining Properties and Assets” below.

GOING CONCERN

The Company’s Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred net income of $5,291,142, as a result of the one-time gain on the sale of property interests and related assets of $14,171,405 and the gain on the sale of the royalty of $866,505 during the year ended January 31, 2013 (2012-loss of $6,451,698) and has an accumulated deficit of $39,262,352 (2012-$44,553,494). In addition, the Company has a working capital deficiency of $252,103 at January 31, 2013 (2012-$5,184,281).

The underlying value of the resource properties is dependent upon the existence and profitable recovery of reserves and confirmation of the Company’s interest in the underlying mineral claims, both of which are uncertain. The Company continues an ongoing effort to dispose of one or more of its remaining interests on an advantageous basis. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations is uncertain and dependent upon the ability to raise financing and/or to dispose of one or more of its remaining interests on an advantageous basis. The Financial Statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

MINERAL PROPERTIES

Goldwedge Project

The Goldwedge Project, represented the Company’s most advanced project and was located in the Manhattan district of Nye County, Nevada, approximately eight miles south of the Round Mountain mine and had been issued a mine and mill permit by the NDEP. The Company had been completing, prior to the slowdown in activity, the refurbishment of the on-site processing plant which was used for the test mining and processing that took place in 2007 and 2008. The mill was commissioned in April 2012. The process included primary crushing and grinding facilities that fed a gravity recovery system. In addition, dry stack tailings containment as well as silt and fresh water ponds were in place. Testing of the various mineral processing functions commenced during April 2007, and continued throughout 2008, using previously extracted stockpiles of low grade gold feed material, as well as concurrently, newly mined material. The plant feed material was processed into gold doré on site. The Company had completed construction of the Rapid Infiltration Basins (RIB), dewatered the previously completed underground development and also commenced phase 2 of the underground development program. This phase of the development included the exploration of defined mineralized zones concurrently with the second phase of decline development. The previous work had concentrated on the development of a spiral decline as a means to explore the deposit at depth. As part of the earlier program, a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. Phase 2 of the development was concentrated on developing along the strike of known mineralized zones to assess continuity and grade as well as prepare areas for future test stoping. Prior to the current slowdown, mineralized material was sampled daily and analyzed for gold content at the Company’s onsite assay laboratory. The assay laboratory was refurbished and had been approved by the NDEP.

Prior to the Transaction with Scorpio, the Company had recorded an asset retirement obligation (“ARO”) on its Goldwedge Project in the amount of $183,445, representing the net present value of management’s estimated costs to restore the property site to its original condition. In determining these estimated costs, management also reviewed calculations prepared by and provided by the state of Nevada, using the Nevada Standardized Reclamation Cost Estimator (“SRCE”). The SRCE is used by the state in calculating the reclamation bond being requested from the Company. This ARO was assumed by Scorpio.

Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted ARO for all projects, where applicable, has been estimated by management assuming that the future payments will be made over a ten year period from the date of initial assessment of the ARO’s using a discount rate of 10%.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

Project Expenditures

During the year ended January 31, 2013, the Company's exploration and evaluation expenditures on the Goldwedge Project were $2,803,375 (2012-$2,682,229). For a detailed description of the exploration and evaluation expenditures by property, refer to note 9 in the Financial Statements.

Future Programs

As a result of the recent Transaction with Scorpio, the Company sold the Goldwedge Project and will no longer be incurring expenditures on the Goldwedge Project.

Piñon Project

The Piñon property was made up of certain lease agreements to lease certain properties in Elko County, Nevada. During the year ended January 31, 2013, the Company's exploration and evaluation expenditures on the Piñon property were $104,696 (2012-$107,388). As a result of the recent Transaction with Scorpio, the Company sold the Piñon Project and will no longer be incurring expenditures on the Piñon Project. The ARO, in the amount of $28,495, was assumed by Scorpio. For a detailed description of the exploration and evaluation expenditures by property, refer to note 9 in the Financial Statements.

Remaining Properties and Assets

Dixie-Comstock Project

On June 29, 2005, the Company entered into a five year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totaled approximately 1,600 acres (four patented and 70 unpatented claims). The property’s position adjoined the Company's Goldwedge Mine. The land package included a number of exploration targets which were of interest to the Company. This land package was included in the Transaction with Scorpio. In addition, the Company's option included the Dixie-Comstock claim group located in Churchill County, Nevada. Dixie-Comstock is a 1,500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. Annual option payments of $48,000 were to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result, currently, the property included in the Dixie-Comstock claim group, is 100% owned by the Company. For a detailed description of the exploration and evaluation expenditures by property, refer to note 9 in the Financial Statements.

Fondaway Canyon Project

The Fondaway Canyon property is located in Churchill County, Nevada. During the year ended January 31, 2013, the Company’s exploration and evaluation expenditures on the Fondaway Canyon and Dixie-Comstock Properties were $67,817 (2012-$67,817). For a detailed description of the exploration and evaluation expenditures by property, refer to note 9 in the Financial Statements.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

Kentucky Project

The Kentucky Project is located in Wolfe County, Kentucky. During the year ended January 31, 2013, the Company’s exploration and evaluation expenditures on the Kentucky Project were $161,317 (2012-$96,922). Included in the total exploration and evaluation expenditures were penalties totaling $145,000 issued by the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (“DMER”) and is seeking forfeiture of the Company’s reclamation bond. Refer also to “Contingencies” (b), below. The Kentucky Project represents the Company’s sole venture in coal exploration. The Company continues to review all options with this project. For a detailed description of the exploration and evaluation expenditures by property, refer to note 9 in the Financial Statements.

Recording of Asset Retirement Obligations

Under the guidance of IAS 37, the Company has recorded asset retirement obligations (“AROs”) on the Fondaway Canyon and Dixie-Comstock Projects in the amount of $2,774 and on the Kentucky Project $104,873, representing the net present value of the estimated costs to restore each property to its original condition, assuming future payments of $188,250 being made over a ten year period from the date of initial assessment of the AROs and a discount rate of 10%. In connection with the recent Transaction with Scorpio, as noted above, the AROs with respect to the Goldwedge and Piñon Projects were assumed by Scorpio.

Sale of Royalty

In August 2009, the Company retained a 1% net smelter royalty on the sale of the Piñon Railroad Project. This royalty was sold to XDM on January 31, 2013 for $900,000 Canadian dollars ($902,126).

ENVIRONMENTAL LIABILITIES

The Company’s projects in Nevada are subject to regulation and permitting by the NDEP and in Kentucky, by the Kentucky Division of Mine Reclamation and Enforcement and the Kentucky Division of Mine Permits, both divisions of the Kentucky Energy and Environment Cabinet. The Company is not aware of any other environmental liabilities or obligations associated with its mining interests. The Company believes it is conducting its operations in a manner that is consistent with governing environmental legislation.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

OVERALL PERFORMANCE

The Company was able to secure financing with Waterton, finalizing an $8,000,000 Gold Stream Facility during the prior year’s third quarter and a further $4,000,000 in two loan extensions, $2,000,000 on May 8, 2012 and $2,000,000 on June 27, 2012, bringing the total on the facility to $12,000,000. The Gold Stream Facility had allowed the Company to focus primarily on its Goldwedge Project and its primary objective of completing the processing plant (mill). During the prior year’s fourth quarter, management hired two main contractors to carry out the completion of the mill, which was commissioned earlier in the year. The Company continued to prepare the mill for production before the slowdown in operations. During the year ended January 31, 2013, the Company had incurred $2,704,338 (2012-$1,619,341) in expenditures, including capitalized interest of $895,055 (2012-$54,216), on the mill construction. The Company benefited from negotiations management held with the two contractors hired to carry out the completion of the mill during the fourth quarter and was able to reduce the amounts outstanding to these two contractors by approximately $686,000, which was accounted as a reduction of the construction costs. The mill construction costs included significant electrical upgrades, new installations and expenditures related to various test runs. During the construction, the Company encountered many challenges with the existing equipment, due to mechanical failure requiring repeated repairs and replacement. These costs would have begun to be depreciated, once the mill was in production, but the mill was included in the recent Transaction with Scorpio.

The Company’s net income for the year ended January 31, 2013 was $5,291,142 ($0.06 income per share) and for the year ended January 31, 2012 a net loss of $6,451,698 ($0.08 loss per share), an increase of $11,742,840. The increase is the result of the one-time gain of $14,171,405 on the Transaction with Scorpio and the gain on the sale of the royalty of $866,505, offset substantially, by the increased finance costs of $3,597,760, on the Gold Stream Facility. The funds made available by the Gold Stream Facility allowed the Company to carry out its mine development and mill construction activities. In addition, general and administrative expenditures were reduced by $564,883, primarily due to lower professional fees and corporate development costs.

The Company’s future financial condition and operations is dependent on many factors including, the underlying value of the remaining resource properties which is dependent on the underlying mineral claims and the Company’s ability to dispose of one or more of its remaining interests, on an advantageous basis.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

SELECTED FINANCIAL INFORMATION

	Twelve	Twelve
	months ended	months ended
	January 31,	January 31,
	2013	2012

Total revenues	nil	nil

Net income (loss) for the year	$5,291,142	$(6,451,698)

Basic and diluted income (loss) per share	$0.06	$(0.08)

Total issued common shares	83,953,825	83,853,825

Equipment, net	$23,716	$2,084,336

Total liabilities (excluding long- term debt and related embedded derivative)	$3,303,319	$3,361,101

Total long-term debt and related embedded derivative	-	$6,102,644

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated.

	Ended Jan-31 2013 $	Ended Oct-31 2012 $	Ended July-31 2012 $	Ended Apr-30 2012 $	Ended Jan-31 2012 $	Ended Oct-31 2011 $	Ended Jul-31 2011 $	Ended Apr-30 2011 $
Finance Income	3,048	3,103	511	612	2,285	801	708	497
Exploration	(75,902)	(393,582)	(1,260,127)	(1,407,594)	(1,056,814)	(999,865)	(722,789)	(174,888)
General & administrative	279,927	(266,758)	(1,555,326)	(702,079)	(2,278,160)	(202,442)	(257,793)	(70,724)
Gain on sale of royalty	866,505	-	-	-	-	-	-	-
Gain on sale of property interests	14,171,405	-	-	-	-	-	-	-
Other (expenses) income	(205,017)	(3,201,269)	(843,270)	(123,045)	608,991	(1,280,855)	(12,481)	(8,169)

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

Net income (loss)	15,039,966	(3,858,506)	(3,658,212)	(2,232,106)	(2,723,698)	(2,482,361)	(992,355)	(253,284)
Basic & diluted income (loss) per share	0.18	(0.05)	(0.04)	(0.03)	(0.03)	(0.03)	(0.01)	(0.00)
Weighted average number of shares	83,885,036	83,878,202	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825

FINANCIAL PERFORMANCE

Revenue

The Company’s Goldwedge Project was the property of main focus. It was still in the exploration and development stage. Until sufficient work had been completed to confirm the technical feasibility and commercial viability of this project, no material revenue had or will be earned. No revenue has been earned during the year or any previous years on any of the Company’s properties.

Expenses

The Company’s net income for the year ended January 31, 2013 was $5,291,142 ($0.06 income per share) compared to a loss of $6,451,698 ($0.08 loss per share) for the year ended January 31, 2012, an increase of $11,742,840. The primary reasons for the significant increase over the prior year, was the result of the one-time gain on the sale of property interests and related assets to Scorpio in the amount of $14,171,405 and the gain on the sale of the royalty of $866,505, offset substantially, by the increased finance cost of $3,597,760, on the Gold Stream Facility. As a result of the slowdown at the end of August 2012, the Goldwedge mine was operating on a maintenance and upkeep basis after this date and exploration and evaluation expenditures increased by only $121,146 on the Goldwedge Project and $182,849 overall on all properties, for the year ended January 31, 2013 compared to the year ended January 31, 2012. The Company also benefited from the progress made by management with several major suppliers to settle outstanding balances owing, resulting in a savings of approximately $ 187,000 of expenditures previously expensed. On an ongoing basis, management continued to assess the performance of its workforce, making changes where necessary, many of which were carried out in the first quarter. Management was continually challenged with recruiting quality employees who were willing to accept the challenges of working in this remote location. Until the slowdown, the Company continued to focus on mine development, maintaining a full shift of underground miners to the end of August. Consulting, wages and salaries decreased by $502,239 on the Goldwedge Project and $ 529,297 on all properties, for the year ended January 31, 2013 compared to the year ended January 31, 2012, primarily due to the slowdown at the end of August. The Company was also able to benefit from the net proceeds on the sale of exploration and development ore in the amount of $367,521, during the year, with no comparable amount in the prior year.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

General and administrative expenses decreased by $564,883, mainly attributable to a reduction in professional fees of $465,433 compared to the prior year. Again, through negotiation with certain significant service providers to settle outstanding balances owing, the Company was able to save approximately $157,000 of expenditures previously expensed. In addition, legal fees in connection with ongoing litigation reduced towards the end of the year. Share based payments totaled $429,496 which represented the vested amount during the year for the stock options granted on January 20, 2012. Corporate development expenses were also lower for the year ended January 31, 2013 compared to the prior year, in the amount of $83,105, due to the reduction in services provided by the investor relations consultant after the slowdown and not having incurred expenses in the absence of a January annual general meeting, as in the prior year. Also, significantly impacting the net income for the year, were the financing costs associated with the Gold Stream Facility, a total of $4,310,582, an increase of $3,597,760 over the prior year. The increase in the financing costs was attributable to the fair value of the Gold Stream Facility, prior to the sale to Scorpio and the higher interest incurred for the year ended January 31, 2013 compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no operating cash flow and has to date, financed its mineral exploration activities and its ongoing expenditures, primarily through equity transactions such as equity offerings, the exercise of warrants and its recent financing arrangement with Waterton. The Company’s financial success will be dependent on the economic viability of its remaining mineral exploration properties to the extent that it can establish reserves and its ability to secure ongoing financing and/or the ability to dispose of one or more of its remaining interests on an advantageous basis.

As at January 31, 2013, the Company had cash and cash equivalents of $201,565. Cash used in operating activities was $4,285,822 for the year ended January 31, 2013. During the year ended January 31, 2013, the Company experienced a net increase in non-cash working capital items of $552,285, which was due to an increase in accounts payable and accrued liabilities of $524,769 and a reduction in sundry receivables and prepaids of $62,539, offset by a decrease in due to related parties of $35,023. As at January 31, 2013 and the date hereof, the Company had met its capital commitment obligations to keep its property agreements in good standing.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2013, the Company had cash and cash equivalents of $201,565 compared to $629,553 as at January 31, 2012, to settle current liabilities of $3,195,672 compared to $6,120,109 as at January 31, 2012. All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity. In addition, included in sundry receivables and prepaids are amounts receivable on the sale of the Scorpio common shares to Waterton, in the amount of $1,651,320 and on the sale of the royalty to XDM of $900,720.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

During the year ended January 31, 2013, the Company had received additional advances from Waterton, in the amount of $600,000. These advances were non-interest bearing and were paid subsequent to the year-end. In addition, on the Transaction with Scorpio, the Gold Stream Facility was fully extinguished.

As at January 31, 2013, the Company had 83,953,825 common shares issued and outstanding and stock options outstanding to acquire 3,800,000 common shares of the Company. As of the date hereof 3,050,000 stock options were outstanding of which 2,550,000 stock options were exercisable that would raise $635,000 if exercised in full. The Company’s liquidity risk with financial instruments is minimal as any excess cash, when present, is invested in highly liquid bank-backed guaranteed investment certificates.

The market value of the Company’s investment in Sharpe, a Canadian publicly held company, as at January 31, 2013, was $30,000. The Company believes that the certificate representing the Sharpe shares was in the possession of former management of the Company. Current management of the Company has been unable to locate the certificate and the Company is currently attempting to have Sharpe and/or its transfer agent issue a replacement certificate. If a replacement certificate is not obtained in due course, management may consider taking other action to obtain a replacement certificate including initiating a legal claim. With a replacement certificate, the Company would be in a position to sell the shares to raise funds to settle outstanding obligations. The investment is considered an available for sale investment and the Company has recorded other comprehensive loss on this investment of $63,875 and recorded an impairment loss on the investment in the amount of $56,125 for the year ended January 31, 2013.

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

(b) The Company had an employment contract dated January 1, 2011 with the former Chief Executive Officer (“former CEO”). The contract was for a term of five years, allowing for a base salary of $250,000 per year and also providing for an additional annual bonus payment at the discretion of the Board of Directors. The contract also contained termination provisions entitling the former CEO to receive the greater of three years basic compensation and the amount outstanding for the remainder of the term of the employment agreement only if he is terminated other than for cause or if he terminated his employment for “good reason” which includes material failure by the Company to substantially comply with the terms of the employment agreement. Management has determined that the former CEO is not entitled to any additional compensation since he was terminated with cause.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

With the sale to Scorpio of the Goldwedge and Pinon properties and assets referred to in “Highlights” above, the Company’s principal focus is to fund ongoing operations and to pay existing creditors including through the sale of its remaining properties and assets. Management continues to review all contractual obligations and other payables in relation to the Company’s properties and operations. The Company has no operating revenues and therefore it must utilize its current cash reserves, certain amounts received after year-end and included in sundry receivable and prepaids as at January 31, 2013, funds obtained from the exercise of stock options, other financing transactions and possibly the disposal of one or more of its remaining interests on an advantageous basis, in order to maintain its capacity to meet ongoing discretionary operating activities. The Company does not have sufficient funds on hand to meet its current operating requirements; therefore, the Company may continue to seek additional equity or debt financing to generate funds.

RELATED PARTY TRANSACTIONS

Remuneration of Directors and key management personnel of the Company was as follows:

Years ended January 31,	2013	2012
Salaries and benefits paid to directors and officers (1)	$505,259	$471,380
Share-based payments	$403,231	$501,799

(1)

Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company, except for Ken Strobbe, who provided mine consulting services at the Goldwedge Project totaling $73,607 for the year ended January 31, 2013 (2012-$nil), included under consulting, wages and salaries for the Goldwedge Project. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000, included above, for providing consulting services in connection with the Kentucky Project for the year ended January 31, 2013 (2012- $nil) and John Fitzgerald, a past director received $9,900 for services in connection with the due diligence process for the Scorpio transaction (included in transactions costs, in the notes to the Financial Statements, under note 2(a)).

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc. (“Equity”), a company providing financial services to the Company. Services provided by Equity totaled $13,223 for the year ended January 31, 2013 (2012-$8,387).

Due to related parties balance as at January 31, 2013 consists of $nil (2012-$22,607), owing to the former CEO and $nil owing to Sharpe (2012-$12,416). In addition, included in accounts payable and accrued liabilities is $nil (2012 - $18,677), owing to the former CEO.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As at January 31, 2013 and the date hereof, the Company had 83,953,825 common shares outstanding.

As of the date hereof, the Company had 3,050,000 stock options outstanding, as follows:

Number of Options	Exercise Price	Expiry Date
650,000	$0.10	June 26, 2014
2,400,000	$0.30	January 20, 2017

2,550,000 of the outstanding stock options are exercisable.

CONTINGENCIES

(a)

The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of mining claims in Nye County, Nevada acquired by the Company, is contending the surface rights acquired by the Company for a patented mining claim. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b)

The Company received an action against it whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management had responded to the DMER and is working on resolving the issue. In the meantime, the DMER has issued penalties of $145,000 and is seeking forfeiture of the Company’s reclamation bond in the amount of $178,700. These penalties have been included in accounts payable and accrued liabilities.

(c)

The Company’s wholly-owned subsidiary, Manhattan Mining Co., received documents filed in the District Court, Nye County, Nevada, from a former vendor contending damages for breach of contract. The vendor is also seeking damages for unjust enrichment and related attorney’s fees and the costs of the suit. The damages sought for breach of contract and unjust enrichment total $37,500. On April 24, 2013, a court appointed arbitrator found in favor of the plaintiff in the amount of $20,612. The amount is included in accounts payable and accrued liabilities.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

(d)

On September 27, 2011, Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favorable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled approximately $376,170, as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. Management had estimated these expenses at $330,000 and had accrued this amount in the accounts for the year ended January 31, 2012. Subsequently, an additional amount of $171,000 relating to additional legal expenses (including interest) incurred by Hale Capital had been accrued. At January 31, 2013, $171,000 remains outstanding.

(e)

During the year ended January 31, 2013, the Secretary of Labor, Mine Safety and Health Administration (MSHA), as the petitioner, filed a complaint made by a former employee of Manhattan, charging discrimination pursuant to Section 105(c) 1 of the Federal Mine Safety and Health Act of 1977. The Office of Assessments assessed a civil penalty of $20,875, which has been included in accounts payable and accrued liabilities for the year ended January 31, 2013. The complaint was settled and paid subsequent to the year-end.

OFF BALANCE SHEET ARRANGEMENTS

As of the date hereof, management believes the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

As noted under “Highlights”, the Company completed the recent Transaction with Scorpio. Management continues to meet with potential buyers of its remaining property interests.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

NEW SIGNIFICANT ACCOUNTING POLICIES

No new accounting policies were adopted during the year ended January 31, 2013.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from those estimates. The Financial Statements for the year ended January 31, 2013 and 2012 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements for the year ended January 31, 2013 and 2012 and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following and are explained in detail in Note 3 of the audited consolidated financial statements for the years ended January 31, 2013 and 2012:

Critical accounting estimates

  the recoverability of sundry receivables that are included in the consolidated statements of financial position;
  the inputs used in accounting for share based payment transactions in the consolidated statements of operations.
  Contingencies, as noted above under “Contingencies” and in note 19 to the consolidated financial statements.

Critical accounting judgments

  the categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments;
  management's assumption of material restoration, rehabilitation and environmental obligations, based on the facts and circumstances that existed during the period;
  the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

  going concern presentation of the consolidated financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and
  management's determination that the functional currency of the Company and each of its subsidiaries is the United States Dollar.

NEW ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (“IASB”) or (“IFRIC”) that are mandatory for accounting periods beginning after December 31, 2012 or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

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

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

  fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
  financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
  disclosures regarding the fair value hierarchy have been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
  a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
  a narrative must be provided discussing the sensitivity of fair value measurements categorized under Level 3 of the fair value hierarchy to significant unobservable inputs;
  and information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013.

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
Year Ended January 31, 2013
Discussion Dated May 24, 2013

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

IAS 32 Financial Instuments;Presentation

IAS 32 was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Earlier adoption is permitted.

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

The Company considers its deficiency to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive loss which as at January 31, 2013 totaled $147,782 (2012 - $5,810,547). Included in the Financial Statements is an accumulated deficit of $39,262,352 as at January 31, 2013 (2012 – $44,553,494).

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2013 and 2012.

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash, when present, in guaranteed investment certificates, banker’s acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy. At January 31, 2013 and the date hereof, the Company did not have any interest bearing debt. The Company’s interest bearing debt, the Gold Stream Facility, was assumed by Scorpio.

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

  The Company’s marketable securities are subject to fair value fluctuations. As at January 31, 2013, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, net income (loss) and comprehensive income (loss) for the year ended January 31, 2013, would have been approximately $3,000 higher/lower. Similarly, as at January 31, 2013, reported shareholders’ deficiency would have been approximately $3,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

  Cash, sundry receivables and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2013, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net income (loss) and comprehensive income (loss) would be affected by approximately $104,000.

  Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As at January 31, 2013 and the date hereof, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company’s liquidity and its ability to meet its ongoing obligations. See “Risk Factors”.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

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

Exploration Stage Company and Exploration Risks

The Company is a junior resource company focused primarily on the acquisition and exploration of mineral properties located in the United States and, as such, is engaged in a highly speculative business. The properties of the Company have no established reserves. There is no assurance that any of the projects can be mined profitably. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if at all, from its mineral properties. Any profitability in the future from the business of exploration will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself, is subject to numerous risk factors. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time that even a combination of management’s careful evaluation, experience and knowledge may not eliminate. There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities.

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

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

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

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

Title Risk

The validity of unpatented mining claims on public lands, which constitute most of the Company’s property holdings, is often uncertain and may be contested and subject to title defects.

Property Interests

The Company's gold and coal interests being the Dixie-Comstock Project, Fondaway Canyon Project and Kentucky Project (collectively “Property Interests”) are the Company’s remaining material projects. As noted under “Highlights”, the Company completed the recent Transaction with Scorpio and will currently be solely dependent upon these remaining Property Interests. As a result, any adverse developments affecting the Company's existing Property Interests would have a material adverse effect on the Company’s financial condition and results of its operations.

Credit Risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, sundry receivables and reclamation bonds. As of the date hereof, the Company has no significant concentration of credit risk arising from operations. While cash and reclamation bonds are held with reputable financial institutions from which management believes the risk of loss to be minimal, there can be no assurances that such institutions will not encounter economic difficulties, which may, in turn, have a material adverse effect on the Company.

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

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

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

Capital Investment

The ability of the Company to continue exploration and development of its property interests, should this be entertained, will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favorable. Should the Company not be able to obtain such financing, or be able to dispose of any or all of its remaining properties, they may be lost entirely.

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in base, precious metal or coal exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Dependence on Key Employees

The Company’s business is dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

Litigation Risk

The Company has been named as a defendant in various legal proceedings as noted above under “Contingencies” and may be threatened with, or named as a defendant in, or may become subject to additional legal proceedings. Defending lawsuits could require substantial amounts of management attention, which could divert their focus from operations and could materially adversely affect the Company’s financial condition. A significant judgment against the Company or the imposition of a significant fine or penalty as a result of a finding that the Company failed to comply with laws or regulations could have a significant adverse impact on the Company’s business, financial condition and results of operations.

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

In contrast to the certificate required for Non-Venture Issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

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

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS

The following table sets forth a breakdown of the components of general and administrative expenditures for the Company, for the years ended January 31, 2013 and 2012.

	January 31, 2013 $	January 31, 2012 $
Detail
Corporate development	180,146	263,251
Insurance	28,533	22,841
Office and general	30,643	1,719
Professional fees	1,024,556	1,489,989
Consulting, wages and salaries	511,545	526,446
Share-based payments	429,496	503,942
Travel	38,938	-
Depreciation	379	931

Total	2,244,236	2,809,119

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

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits.

Exhibit

No.	Description of Exhibit

1.1	Articles of Incorporation of the Company, as amended. (incorporated by reference to Exhibit 1.1 to Form 20-F filed with the SEC on June 14, 2012).

1.2	By-law No. 2 of the Company (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on January 12, 2012).

2.1

Shareholder Rights Plan Agreement dated December 23, 2010 between the Company and Equity Financial Trust Company (incorporated by reference to Exhibit 2.1 to the Company’s Amendment to Annual Report on Form 20-F/A for the fiscal year ended January 31, 2012 filed with the SEC on June 14, 2012).

4.1	2011 Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 filed with the SEC on June 26, 2012).

4.2.1#

Senior Secured Gold Stream Credit Agreement by and between Manhattan Mining Co., certain guarantors and Waterton Global Value, L.P., by the general partner of its general partner, Cortleigh Limited, dated August 26, 2011 (incorporated by reference to Exhibit 99.2 to the Company’s Amendment No. 2 to Form 6-K/A filed with the SEC on July 24, 2012).

4.2.2

First Amendment to Credit Agreement by and between Manhattan Mining Co. and Waterton Global Value, L.P., by the general partner of its general partner, Cortleigh Limited, dated May 2, 2012 (incorporated by reference to Exhibit 99.3 to the Company’s Amendment No. 2 to Form 6-K filed with the SEC on May 14, 2012).

4.2.3

Second Amendment to Credit Agreement by and between Manhattan Mining Co. and Waterton Global Value, L.P., by the general partner of its general partner, Cortleigh Limited, dated June 28, 2012 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on July 10, 2012).

4.3.1#

Royalty Agreement by and between Manhattan Mining Co. and Waterton Global Value, L.P., dated August 26, 2011 (incorporated by reference to Exhibit 99.4 to the Company’s Amendment No. 2 to Form 6-K/A filed with the SEC on July 24, 2012).

4.3.2

Amendment to Royalty Agreement by and between Manhattan Mining Co. and Waterton Global Value, L.P., dated May 2, 2012 (incorporated by reference to Exhibit 99.5 to the Company’s Amendment No. 1 to Form 6-K/A filed with the SEC on June 7, 2012).

4.4

Asset Purchase and Sale Agreement by and between the Company, Manhattan Mining Co., Scorpio Gold Corporation and Goldwedge LLC dated October 10, 2012 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on October 23, 2012).

8.1	List of Subsidiaries of the Company.*

12.1	Certification of Interim President and Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

13.1	Certification of the Interim President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of MSCM LLP.*

15.2	Consent of Donald G. Strachan.*

*	Filed herewith.
#	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the SEC.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROYAL STANDARD MINERALS INC.
(Registrant)

/s/ Philip Gross
Name: Phillip Gross
Title: Interim President and Chief Executive Officer

Dated: June 14, 2013