Form 20-F
period 2014-01-31
ROYAL STANDARD MINERALS INC
filed 2016-05-03
CIK 1027162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Daniel Crandall
36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5

(416) 848-9407  (416) 361 0923 dcrandall@marrellisupport.ca
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

As of January 31, 2014: 920,835,502 Common Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of Securities Exchange Act of 1934.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the company has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as	Other ☐
issued by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the company is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

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

Unless otherwise indicated, all dollar amounts in this report are presented in U.S. dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2014, based upon the Bank of Canada noon exchange rate, was U.S.$1.00 = Cdn$1.1119.

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

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “estimates” or “intends,” or the negative or other variations of these words or other comparable words or phrases or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements also include the potential for future growth, indications of potential for economic extraction, the extraction of material that the Company is able to process, the potential to increase throughput and resource estimates, exploration and development plans, and the execution of certain agreements including the terms of those agreements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	volatility in the financial markets;

•	risks associated with dilution;· risks related to environmental regulation and liability for past activities;

•	risks related to the possibility that the Company is a passive foreign investment company; and

•	uncertainty associated with U.S. investors enforcing in the United States civil liabilities of the Company and its directors and officers who are resident in Canada.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The tables below present selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2014, 2013, 2012 and 2011. The selected financial data presented herein for the fiscal years ended January 31, 2014, 2013, 2012 and 2011 is prepared in accordance with International Financial Reporting Standards. The financial data includes the accounts of the Company and, where applicable, its previously wholly-owned subsidiaries, Kentucky Standard Energy Company, Inc. (“Kentucky”), and Manhattan Mining Co. (“Manhattan”), both United States companies which were dissolved during the fiscal year ended January 31, 2014. See “Item 4. Information on the Company”.

Royal Standard Minerals Inc.
(An Exploration Stage Enterprise)
Consolidated Financial Statement Data
For the Years Ended January 31
(Expressed in US Currency)

	2014	2013	2012

Revenue	$0	$0	$0
Finance Income	$9,138	$7,274	$4,291
Expenses	$(474,925)	$(5,381,441)	$(5,763,475)
Net income (loss) for the year	$69,225	$5,291,142	$(6,451,698)
Deficit, beginning of year	$(39,262,352)	$(44,553,494)	$(38,101,796)
Income (loss) per common share:
Basic income (loss) per share	$0.00	$0.06	$(0.08)
Diluted income (loss) per share	$0.00	$0.06	$(0.08)
Weighted Average Shares
Outstanding-Basic	116,053,396	83,885,036	83,853,825
Outstanding-Diluted	116,053,396	83,986,566	83,853,825

Balance Sheet	January 31, 2014	January 31, 2013	January 31, 2012
Current Assets	$22,360	$2,943,569	$935,828
Equipment, net	$0	$23,716	$2,084,336
Total Assets	$22,360	$3,155,535	$3,653,198
Current Liabilities	$35,917	$3,195,672	$6,120,109
Net Assets	$(13,557)	$(147,784)	$(5,810,547)

2

2011

Revenue	$0
Finance Income	$3,221
Expenses	$(1,786,180)
Net income (loss) for the year	$(1,632,845)
Deficit, beginning of year	$(36,468,951)
Income (loss) per common share:
Basic income (loss) per share	$(0.02)
Diluted income (loss) per share	$(0.02)
Weighted Average Shares
Outstanding-Basic	83,853,825
Outstanding-Diluted	83,853,825

Balance Sheet	January 31, 2011
Current Assets	$215,315
Equipment, net	$453,733
Total Assets	$1,206,908
Current Liabilities	$935,688
Net Assets	$39,210

The Company has not set forth selected financial data for the fiscal years ended January 31, 2010 as such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

The operations of the Company involve a number of substantial risks and the securities of the Company are highly speculative in nature. See the risk factors found in the Management’s Discussion and Analysis for the fiscal year ended January 31, 2014, included in Item 17 of this Form 20-F.

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

The registered office of the Company is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5. The Company’s telephone number at its registered office is (416) 848-9407.

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

The Transaction was completed pursuant to the previously announced asset purchase and sale agreement entered into with Scorpio on October 10, 2012. Pursuant to the Transaction, the interests of the Company and its wholly-owned subsidiary, Manhattan Mining Co. (“Manhattan”), in the Goldwedge and Piñon properties and the assets related thereto were sold to Scorpio and its wholly-owned subsidiary Goldwedge LLC for $1.25 million in cash, 3 million common shares of Scorpio and the assumption by Scorpio of approximately $12 million in principal and all interest, fees and other amounts due on such principal (such amounts having an approximate current aggregate value of $16,681 million) which were owed by the Company to Waterton Global Value, L.P., (“Waterton”) the Company’s principal creditor.

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

On August 9, 2013, the Company and its wholly-owned subsidiary, Manhattan, completed the sale of its Fondaway Canyon and Dixie-Comstock Gold Properties (the “Assets”) to American Innovative Minerals LLC (“AIMLLC”). The Assets were sold on an “as is where is” basis for cash consideration of $144,000. In addition, as a condition to the closing of the transaction, Hale Capital Management, LP and Hale Capital Partners, LP (collectively, “Hale Capital”), delivered to the Company a full and final release and settlement relating to the legal action commenced by Hale Capital on September 27, 2011 (see below under “Contingencies” (b)). A stipulation of dismissal with prejudice was filed with the Supreme Court of the State of New York dismissing all claims against the Company and Manhattan in connection with that litigation.

Subsequently, the Company submitted articles of dissolution for Manhattan to the Nevada Secretary of State and Manhattan was dissolved on November 7, 2013.

On August 27, 2013, the Company’s wholly-owned subsidiary, Kentucky, entered into a settlement and release agreement with Pick & Shovel Mining (“Pick & Shovel”) and Roger and Jacqueline Stacy pursuant to which, in consideration for a cash settlement payment of $8,000 and transfer of certain equipment by Kentucky to Pick & Shovel, the parties resolved to waive and release any claims relating to a prior claim between the parties (see below under “Contingencies” (a)). In addition, Kentucky relinquished its interest in a bond posted on Permit No. 919-0066 and Pick & Shovel agreed to be solely responsible for such Permit and all related claims and issues asserted by the Kentucky Energy and Environment Cabinet.

Subsequently, the Company submitted articles of dissolution for Kentucky to the Kentucky Secretary of State and Kentucky was dissolved on September 5, 2013.

On January 17, 2014, the Company announced that it completed a corporate reorganization consisting of a debt conversion, private placement and change of management.

Under the debt conversion, the Company issued an aggregate of 755,654,241 common shares at an effective price of CDN $0.0002216 per share to settle aggregate indebtedness of CDN $167,452.98. Under the non-brokered private placement, the Company issued and sold an aggregate of 81,227,436 common shares at a price of CDN $0.0002216 per share raising gross proceeds of CDN $18,000. The net proceeds from the placement will be used by the Company for general corporate purposes and working capital.

To facilitate the completion of the debt conversion and private placement transactions, the shareholder rights plan of the Company was amended and application of the plan to the debt conversion and private placement were waived by the board of directors.

George Duguay, C. Marrelli Services Limited and Lonnie Kirsh, Toronto-based investors (collectively, the “Investors”), each acquired ownership of 278,960,559 common shares of the Company, representing approximately 30.3% of the number of outstanding common shares of the Company following the debt conversion and private placement.

In conjunction with the debt conversion and private placement, all directors of the Company resigned and were replaced by Lonnie Kirsh, Carmelo Marrelli and George Duguay. All officers of the Company also resigned and Mr. Kirsh was appointed as President and Chief Executive Officer and Mr. Dan Crandall was appointed as Chief Financial Officer.

B. Business overview.

Royal Standard was previously a mineral exploration company. The Company sold its previously held Goldwedge and Piñon property interests and the assets related thereto to Scorpio and its wholly-owned subsidiary Goldwedge LLC, on December 17, 2012 and its previously held Fondaway Canyon and Dixie-Comstock Projects to American Innovative Minerals LLC on August 9, 2013.

The Company is now focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders.

C. Organizational structure.

The Company dissolved its two wholly-owned subsidiaries, Manhattan Mining Co., a corporation incorporated under the laws of the State of Nevada, and Kentucky Standard Energy Company, Inc., a corporation incorporated under the laws of the State of Kentucky during the fiscal year ended January 31, 2014.

D. Property, plants and equipment.

The registered office of Royal Standard Minerals Inc. is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5.

Project Expenditures

The Company’s Fondaway Canyon and Dixie-Comstock Projects were sold on August 9, 2013. During the year ended January 31, 2014, expenditures on the Fondaway Canyon and Dixie-Comstock Projects were $63,573. Cumulative expenditures to January 31, 2014 were $597,020. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. A table of detailed expenditures follows:

				Cumulative from
	January 31,	January 31,	January 31,	date of inception of
For the years ending	2014	2013	2012	exploration phase
Fondaway Canyon and Dixie-Comstock Projects
Opening balance	$533,447	$465,630	$397,813	$0
Property acquisition costs	$35,000	$35,000	$35,000	$460,500

Claim stacking and maintenance fees	$0	$32,817	$32,817	$88,671
Consulting, wages and salaries	$19,711	$0	$0	$19,711
Travel	$5,714	$0	$0	$21,360
Drilling	$0	$0	$0	$351
Office and general	$3,148	$0	$0	$3,148
Analysis and assays	$0	$0	$0	$3,279
Activity during the period	$63,573	$67,817	$67,817	$597,020
Closing balance	$597,020	$533,447	$465,630	$597,020

Project Expenditures

Kentucky, which previously held certain interests in coal projects located in eastern Kentucky, was dissolved during the fiscal year ended January 31, 2014. During the year ended January 31, 2014, expenditures on the Kentucky Project were $23,660. Cumulative expenditures to January 31, 2014 were $1,765,455. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. A table of detailed expenditures follows:

				Cumulative from
	January 31,	January 31,	January 31,	date of inception of
For the years ending	2014	2013	2012	exploration phase
Kentucky Project
Opening balance	$1,741,795	$1,580,478	$1,483,556	$0
Property acquisition costs	$0	$0	$0	$418,000
Travel	$0	$0	$12,764	$38,815
Reclamation costs	$0	$0	$0	$22,646
Professional fees	$0	$0	$2,400	$98,539
Consulting, wages and salaries	$0	$0	$46,300	$302,972
Office and general	$20,102	$7,521	$12,794	$152,120
Penalty	$0	$145,000	$0	$145,000
Supplies, equipment and transportation	$0	$0	$10,552	$424,511
Rent	$0	$0	$0	$94,010
Amortization	$0	$0	$0	$0
Depreciation	$3,558	$8,796	$12,112	$68,842
Activity during the period	$23,660	$161,317	$96,922	$1,765,455
Closing balance	$1,765,455	$1,741,795	$1,580,478	$1,765,455

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Royal Standard was an exploration and pre-development stage enterprise. The Company's remaining properties were disposed of during the fiscal year ended January 31, 2014.

The Company is now focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders.

Year Ended January 31, 2014 Compared to the Year Ended January 31, 2013

The Company’s net income for the year ended January 31, 2014 was $69,225 ($0.00 income per share) and for the year ended January 31, 2013 was $5,291,142 ($0.06 income per share), a reduction of $5,221,917. The reduction in net income relates mainly to the gain on sale of property interests and related assets in 2013 of $14,171,405 versus $123,228 in 2014 on the sale of the Fondaway Canyon and Dixie-Comstock Gold Properties described above and the gain on sale of royalty of $866,505 in 2013 versus $nil in 2014. This was partially offset by a gain on dissolution of subsidiaries of $402,782, a reduction of $3,049,972 in total exploration and evaluation expenditures as a result of the sale of all property interests and a decrease in administrative expenses of $1,856,544, primarily as a result of lower corporate development costs, lower professional fees, including a reversal of legal fees previously accrued related to the dismissal of the Hale Capital litigation and lower share-based payments, as a result of no new granting of stock options and the reversal of previously recorded share-based payments on unvested options forfeited during the current year ended January 31, 2014.

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

B. Liquidity and capital resources.

The Company currently has no positive operating cash flow and has to date, financed its activities and its ongoing expenditures primarily through equity transactions such as equity offerings, the exercise of warrants and other financing arrangements. The Company believes that additional financing will be required to fund its operating expenses as it searches for suitable assets and businesses to merge with or acquire.

During the year ended January 31, 2014, the cash resources of the Company were reduced by $184,758. The decrease in cash resources is a result of cash used in operating and financing activities. This is offset by the proceeds from the sale of Fondaway Canyon and Dixie-Comstock properties. There is no assurance that equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. (See “Item 3.D. - Risk Factors”).

Year Ended January 31, 2014 Compared to the Year Ended January 31, 2013

As at January 31, 2014, the Company had cash and cash equivalents of $16,807 (2013 - $201,565). The Company had a working capital deficiency of $13,557 at January 31, 2014 (January 31, 2013 - $252,103). Cash provided by operating activities was $275,614 for the year ended January 31, 2014.

During the year ended January 31, 2014, the Company experienced a net increase of $723,247 in non-cash working capital items, which was due to a decrease in sundry receivables and prepaids of $2,706,451, offset by a decrease in accounts payable and accrued liabilities of $1,983,204. Cash used in financing activities consisted of $600,000 of other advances paid which was partially offset by the proceeds from sale of property interests, net of transaction costs of $123,228 and a private placement of $16,400.

Working capital has increased for the period presented as a result of the one-time gains on the sale of Fondaway Canyon and Dixie-Comstock properties and the dissolution of subsidiaries.

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

Not applicable

D. Trend information.

Not applicable

E. Off-balance sheet arrangements.

None.

F. Tabular disclosures of contractual obligations.

None.

G. Safe harbor.

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Name and Residence	Position with the Company	Date First Elected a Director / Held Office
Carmelo Marrelli(1) Woodbridge, Ontario, Canada	Director	January 2014
Lonnie Kirsh(1) Toronto, Ontario, Canada	Chief Executive Officer and Director	January 2014
Daniel Crandall Mississauga, Ontario, Canada	Chief Financial Officer	January 2014
George A. Duguay(1)(2) Thornhill, Ontario, Canada	Secretary and Director	March 2009

Notes:
(1)	Member of the Audit Committee.
(2)	Appointed as Director January 17, 2014.

The following is a brief biography of each of the Company’s directors and executive officers:

Carmelo Marrelli

Mr. Marrelli is the principal of Marrelli Support Services Inc., a firm that has delivered accounting and regulatory compliance services to listed companies on various exchanges for over twenty years. In addition, Carmelo is a controlling shareholder of DSA Corporate Services Inc., a firm providing corporate secretarial and regulatory filing services. Carmelo is a Chartered Professional Accountant (CPA, CA, CGA), and a member of the Institute of Chartered Secretaries and Administrators, a professional body that certifies corporate secretaries. He has a Bachelor of Commerce degree from the University of Toronto.

Lonnie Kirsh

Mr. Kirsh is a principal of Acuity Corporate Securities Lawyers (practicing in association) where he practices law in the area of corporate finance and securities law. Prior to entering private law practice, Mr. Kirsh gained securities regulatory experience at The Toronto Stock Exchange, where he headed the group responsible for all new listing, suspension and delisting activity on the Exchange, and at the Ontario Securities Commission, where he worked as a staff solicitor in the Corporate Finance Branch. Mr. Kirsh also serves as a director or officer of a number of public and private corporations. He holds an LL.B. degree from the University of Western Ontario and is a member of the Law Society of Upper Canada.

Daniel Crandall

Mr. Crandall is a Manager at Marrelli Support Services Inc., providing CFO, accounting, regulatory compliance, and management advisory services to numerous issuers on the TSX, TSX-Venture and other Canadian and US exchanges. Previously, he was a Manager at Collins Barrow Toronto LLP, a public accounting firm where he worked for over five years. Mr. Crandall holds a CPA, CA, as well as an Honours Bachelor of Accounting degree from Brock University.

George A. Duguay

Since January 1989, Mr. Duguay has been the President of G. Duguay Services Inc., which was a partner of Duguay and Ringler Corporate Services, a provider of corporate and financial administrative services to public companies, until February 2006. G. Duguay Services Inc. continues to act as a consultant in this area. Mr. Duguay is Corporate Secretary of three public companies in the resource sector, and a Director and Chairman of the Audit Committee of Intrinsyc Software International, Inc., a company listed on the Toronto Stock Exchange that provides proprietary software, hardware, and services for the growing market of mobile handheld products. Mr. Duguay also serves or has served as a board member for several other public and private companies. Mr. Duguay was a co-founder of Equity Financial Trust Co., a provider of transfer agent and corporate trust services to companies. Mr. Duguay holds a CPA, CGA and a Fellow of the Institute of Chartered Secretaries.

B. Compensation.

Compensation Discussion and Analysis

Background

The Company was previously an exploration stage company engaged in the acquisition, exploration and development of precious metal and coal properties in the United States. Following the disposition of all mining interests, the Company is now focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders.

Overview

The Board of Directors (the “Board”) is responsible for setting the overall compensation strategy of the Company and for evaluating and approving the compensation of directors and executive officers. The Board annually reviews the base salary, incentive compensation and long-term compensation for the Company’s executive officers, if any, to determine if the compensation package for executive officers continues to be appropriate or if any modifications are required. Factors considered by the Board in establishing suitable compensation packages for its executive officers include, the activities of the Company, its stage of development, the small number of executive officers, financial resources available to the Company, competitive factors and the time committed by the executive officer to the affairs of the Company. The Board has determined that the current compensation is appropriate for the risk and responsibilities assumed by the officers.

Objectives of Compensation Program

It is the objective of the Company’s compensation program to attract and retain highly qualified executives and to link incentive compensation to performance and shareholder value. It is the goal of the Board to endeavor to ensure that the compensation of executive officers is sufficiently competitive to achieve the objectives of the executive compensation program. The Board gives consideration to the Company’s contractual obligations, performance, quantitative financial objectives, including relative shareholder return, as well as to the qualitative aspects of the individual’s performance and achievements.

Role of Executive Officers in Compensation Decisions

The Board will receive and review any recommendations of the President and Chief Executive Officer relating to the general compensation structure and policies and programs for the Company and the salary and benefit levels for executive officers.

Elements of the Compensation Program

The Company’s compensation program comprises (i) base salary and (ii) long-term incentives, including the 2011 Amended and Restated Stock Option Plan (the “Stock Option Plan”). Each component of the executive compensation program is addressed below.

The Board recognizes that certain elements of compensation could promote unintended inappropriate risk-taking behaviors, but the Company seeks to ensure that the Company’s executive compensation package is comprised of a mix of cash and equity compensation, balancing short term incentives (e.g., cash bonuses) and long-term incentives (e.g., options). Base salaries and personal benefits are sufficiently competitive and not subject to performance risk. To receive the benefit of long-term incentives (options), the executive officers must be employed by the Company (subject to limited exceptions), thereby better aligning executive performance with the interests of the Company and its shareholders. The Board believes that executive compensation risk management is reinforced by ongoing Board oversight of, among other things, the Company’s financial results, regulatory disclosure, strategic plans, fraud and error reporting, the Audit Committee’s regular meetings with the external auditors (the “auditors”) (including without the presence of management the Company’s internal control, management information systems and financial control systems. As a result, the Board does not believe that its compensation practices and policies are reasonably likely to have a material adverse effect on the Company.

Base Salaries and Benefits

Salaries for executive officers are reviewed annually based on corporate and personal performance and on individual levels of responsibility. Salaries of the executive officers are not determined based on a specific formula, nor is a formal benchmarking process used. The Board considers, and, if deemed appropriate, approves salaries recommended by the President and Chief Executive Officer for the other executive officers of the Company. As stated above, base salaries are established to be competitive in order to attract and retain highly qualified executives.

The Company does not provide any pension or retirement benefits to its executive officers.

Long-Term Incentives and Stock Option Pan

The Board administers the Stock Option Plan that is designed to provide a long-term incentive that is linked to shareholder value. The Board determines the number of options to be granted to each executive officer based on the level of responsibility and experience required for the position. The Board regularly reviews and where appropriate adjusts the number of options granted to individuals and determines the vesting provisions of such options. The Board sets the number of options, as appropriate, designed to attract and retain qualified and talented personnel. The Board also takes account of the Company’s contractual obligations and the award history for all participants in the Stock Option Plan.

Option-based Awards

A description of the process that the Company uses to grant option-based awards to executive officers, including the role of the Board and executive officers, is included under the heading “Compensation Discussion and Analysis – Elements of Compensation Program – Long-Term Incentives and Stock Option Plan” above.

The Company did not grant any option-based awards to executive officers or directors during the year ended January 31, 2014.

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

						Non-equity incentive plan compensation ($)
Name and Principal Position	Fiscal Year Ended January 31	Salary ($)	Share- based awards ($)	Option- based awards ($)		Annual incentive plans ($)	Long-term incentive plans ($)	Pension Value ($)	All other compensation ($)		Total compensation ($)
Lonnie Kirsh President & Chief Executive Officer	2014	Nil	Nil	Nil		Nil	Nil	N/A	Nil		Nil

Daniel Crandall Chief Financial Officer	2014	Nil	Nil	Nil		Nil	Nil	N/A	750	(7)	750

Philip Gross, Interim President & Chief	2014	330,000	Nil	Nil		Nil	Nil	N/A	Nil		330,000
Executive	2013	180,000	Nil	Nil		Nil	Nil	N/A	75,000		255,000
Officer(1)	2012	27,620	Nil	142,000	(6)	Nil	Nil	N/A	Nil		169,620

Ike Makrimichalos	2014	91,985	Nil	Nil		Nil	Nil	N/A	Nil		91,985
Chief Financial	2013	122,088	Nil	Nil		Nil	Nil	N/A	Nil		122,088
Officer(2)	2012	56,616	Nil	28,400	(6)	Nil	Nil	N/A	Nil		85,016

Roland M. Larsen, President & Chief Executive Officer(3)	2012	227,876	Nil	Nil		Nil	Nil	N/A	7,853	(4)	235,729

J. Allan Ringler, Chief Financial Officer(5)	2012	14,129	Nil	Nil		Nil	Nil	N/A	Nil		14,129

Notes:
(1)	Mr. Gross ceased to be President and Chief Executive Officer on January 16, 2014.
(2)	Mr. Makrimichalos ceased to be Chief Financial Officer on January 16, 2014.
(3)	Mr. Larsen ceased to be President and Chief Executive Officer on December 6, 2011.
(4)	This amount represents $2,468 for medical insurance paid by the Company and $5,385 for premiums pertaining to a $1,000,000 Term Life Insurance policy on the life of Mr. Larsen.
(5)	Mr. Ringler was Chief Financial Officer from March 5, 2009 to June 17, 2011.
(6)	Mr. Gross was granted options to acquire 500,000 common shares on January 20, 2012, exercisable at a price of $0.30 per Common Share and expiring on January 20, 2017. Mr. Makrimichalos was granted options to acquire 100,000 Commons Shares on January 20, 2012, exercisable at a price of $0.30 per Common Share and expiring on January 20, 2017. The value of the option-based award is calculated using the grant date fair value ($0.284) multiplied by the number of options granted. The grant date fair value of $0.284 for each option has been calculated using the Black-Scholes Option Pricing Model using the following assumptions: risk-free interest rate of 1.29%; expected volatility of 206.2%; expected dividend yield of Nil; and expected option life of five years.

(7)	Pursuant to a consulting agreement, Marrelli Support Services Inc., a corporation of which Mr. Crandall is a senior employee, was paid $750 during the year ended January 31, 2014.

Incentive Plan Awards for Named Executive Officers

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each Named Executive Officer outstanding at the end of the financial year ended January 31, 2014.

	Option-based Awards(1)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S. $)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Philip Gross	500,000	0.30	January 20, 2017(2)	Nil	Nil	Nil
Ike Makrimichalos	100,000	0.30	January 20, 2017(2)	Nil	Nil	Nil

Notes:
(1)	Based on the closing price of the common shares on the OTC Bulletin Board of U.S. $0.0038 on January 31, 2014 less the exercise price in respect of such options.
(2)	Options terminated on April 16, 2014.

See “Compensation Discussion and Analysis – Elements of the Compensation Program” and “Compensation Discussion and Analysis-Option-based Awards.”

Incentive Plan Awards – Value Vested or Earned During the Year

There was no value of option-based awards granted to Named Executive Officers which vested during the year ended January 31, 2014. The Company has not granted any share based awards nor does it have a non-equity compensation plan.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments of benefits at, following or in connection with retirement, or provide for retirement or deferred compensation plans for its Named Executive Officers or directors.

Compensation of Directors

Summary Compensation Table for Directors

The following table sets forth all amounts of compensation provided to the non-executive directors of the Company for the financial year ended January 31, 2014.

Name (a)	Fees earned ($) (b)		Share- based awards ($) (c)	Option- based awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensa- tion ($) (g)	Total ($) (h)
James B. Clancy(1)	Cdn	20,000	Nil	Nil	Nil	Nil	Nil	Cdn	20,000
Paul G. Smith(1)	Cdn	20,000	Nil	Nil	Nil	Nil	Nil	Cdn	20,000
Carmelo Marrelli		Nil	Nil	Nil	Nil	Nil	Nil		Nil
George Duguay		Nil	Nil	Nil	Nil	Nil	Nil		Nil

(1)	Messrs. Clancy and Smith resigned January 16, 2014.

Board Fees

During the financial year ended January 31, 2014, Messrs. Clancy and Smith was each entitled to annual compensation in the amount of Cdn$10,000 and payments in connection with attending meetings of the Board and meetings of the Board’s committees. The Chairman of the Audit Committee was entitled to additional annual compensation of Cdn$5,000. The Company does not anticipate paying any cash fees to directors until a merger or acquisition transaction is completed.

The directors are also entitled to receive stock options under the Stock Option Plan.

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each non-executive director outstanding at January 31, 2014.

		Option-based Awards				Share-based Awards
Name (a)	Option grant date	Number of securities underlying unexercised options (#)(1) (b)	Option exercise price (U.S.$) (c)	Option expiration date (d)	Value of unexer- cised in-the- money options (U.S.$)(1) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share- based awards that have not vested ($) (g)
James Clancy(2)	June 26, 2009	200,000	0.10	June 26, 2014	Nil	Nil	Nil
	January 20, 2012	600,000	0.30	January 20, 2017	Nil	Nil	Nil
Paul G. Smith(2)	June 26, 2009	200,000	0.10	June 26, 2014	Nil	Nil	Nil
	January 20, 2012	600,000	0.30	January 20, 2017	Nil	Nil	Nil
George Duguay	June 26, 2009	150,000	0.10	June 26, 2014	Nil	Nil	Nil

Notes
(1)	Based on the closing price of the Common Shares on the OTC Bulletin Board of $0.0038 on January 31, 2013 less the exercise price in respect of such options.
(2)	Options terminated on April 16, 2014.

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

Committees of the Board

There is only one committees of the Board, being the Audit Committee.. In addition to regularly scheduled meetings of the Board, its members are in contact with one another and with the members of senior management.

Audit Committee

The Audit Committee shall be composed of three or more directors as determined by the Board, the composition of which shall satisfy applicable independence requirements of applicable securities regulatory authorities. Members shall be appointed annually from among the members of the Board. The Chair of the Audit Committee shall be appointed by the Board. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time. The following persons have been appointed to the Audit Committee: Carmelo Marrelli (Chair), Lonnie Kirsh and George Duguay.

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

Conflicts of Interest

Some of the directors and officers of Royal Standard also serve as directors and officers of other companies . Consequently, there exists a possibility for any such officer or director to be placed in a position of conflict. Each such director or officer is subject to fiduciary duties and obligations to act honestly and in good faith with a view to the best interests of the Company. Similar duties and obligations will apply to such other companies. Thus, any future transaction between the Company and such other companies will be for bona fide business purposes and approved by a majority of disinterested directors of the Company.

D. Employees.

In addition to the officers identified above, at January 31, 2014, the Company had no employees, from one full-time and no part-time employees at the end of January 31, 2013.

E. Share ownership.

		Number of Common	Percentage of Common
		Shares Beneficially	Shares Beneficially
		Owned as of	Owned as of January 31
Name	Office Held	January 31, 2014	2014
George Duguay	Director	278,960,559	30.29%
Carmelo Marrelli	Director	278,960,559	30.29%
Lonnie Kirsh	President and Chief Executive Officer and Director	278,960,559	30.29%
Daniel Crandall	Chief Financial Officer	Nil	0%

See “Item 6. Compensation - Compensation of Executive Officers – Incentive Plan Awards for Named Executive Officers” and “Item 6. Compensation - Compensation of Directors – Incentive Plan Awards for Directors” for details of options granted to the above officers and directors.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

To the knowledge of the directors and officers of the Company based on reports filed on Schedule 13G/A pursuant to Rule 13d-1(c) of the Exchange Act (Amendment No. 5) and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) pursuant to National Instrument 62-103 of the Canadian Securities Administrators, Lonnie Kirsh exercises direction or control over 30.29% of the outstanding voting securities of the Company, George Duguay exercises direction or control over 30.29% of the outstanding voting securities of the Company and C. Marrelli Services Ltd. exercises direction or control over 30.29% of the outstanding voting securities of the Company.

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

The Company paid salaries and benefits to directors and officers in the amount of $442,925 for the year ended January 31, 2014 (2013-$505,259). The Board of Directors do not have employment or service contracts with the Company, except for Ken Strobbe, a former director, who had a contract with the Company providing mine consulting services at the Goldwedge Project totaling $nil for the year ended January 31, 2014 (2013 - $73,607), included under consulting, wages and salaries for the Goldwedge Project. The contract terminated on September 14, 2012. Also included above are the fees for the previous Interim President and Chief Executive Officer, Phillip Gross, whose fees for services were $330,000 for the year ended January 31, 2014 (2013 - $nil), included above. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000 for the year ended January 31, 2013, included above, for providing consulting services in connection with the Kentucky Project.

Paul G. Smith, a former director and Chairman of the Board, was the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company that provided financial services to the Company until April 5, 2013. Fees for services provided by Equity totaled $4,822 for the year ended January 31, 2014 (year ended January 31, 2013 - $13,223).

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("MSSI"), a firm providing accounting services. MSSI's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Ltd. Fees for services provided by MSSI totaled $750 for the year ended January 31, 2014 (year ended January 31, 2013 - $nil).

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements
See note “20. Contingencies” in the notes to the above-referenced financial statements.

Dividends
The Company does not anticipate paying dividends in the foreseeable future.

B. Significant Changes.

IFRS – Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 31, 2014, or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IFRS 9 Financial Instruments ("IFRS 9")

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.

IAS 32 Financial Instruments: Presentation (“IAS 32”)

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

TSXV (Cdn$)

Period	High (Cdn$)	Low (Cdn$)
Fiscal year ended January 31, 2010	0.08	0.08

OTC Bulletin Board (US$)

Period	High	Low

Fiscal year ended January 31, 2010	0.15	0.03
Fiscal year ended January 31, 2011	0.12	0.06
Fiscal year ended January 31, 2012	0.29	0.06
Fiscal year ended January 31, 2013	0.29	0.015
Fiscal year ended January 31, 2014	0.015	0.001

Period	High	Low
Quarter ended April 30, 2012	0.29	0.23
Quarter ended July 31, 2012	0.25	0.15
Quarter ended October 31, 2012	0.15	0.05
Quarter ended January 31, 2013	0.07	0.015
Quarter ended April 30, 2013	0.015	0.003
Quarter ended July 31, 2013	0.004	0.002
Quarter ended October 31, 2013	0.009	0.001
Quarter ended January 31, 2014	0.005	0.002

Period	High	Low
August 2013	0.008	0.002
September 2013	0.009	0.001
October 2013	0.003	0.002
November 2013	0.005	0.002
December 2013	0.005	0.002
January 2014	0.004	0.002

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

None.

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

Liquidity risk. Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2014, the Company had a cash balance of $16,807 (2013 - $201,565) to settle current liabilities of $35,917 (2013 - $3,195,672). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity. The Company continues to seek sources of additional capital to improve its liquidity position.

Market risk. Market risk is the risk of loss that may arise from changes in market factors such as interest rate and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.The Company regularly monitors its cash management policy.

(b) Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency was previously the United States dollar and major purchases were transacted in United States dollars. Subsequent to the dissolution of Manhattan, the functional currency of the Company changed to Canadian dollars and major purchases are transacted in Canadian dollars.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On January 11, 2012, the shareholders of the Company approved the adoption of a shareholder rights plan agreement dated December 23, 2010 (the “Rights Plan”). The following description of the Rights Plan is qualified in its entirety by reference to the Rights Plan, which is filed as Exhibit 2.1 to this annual report on Form 20-F. On January 8, 2014, the Rights Plan was amended to permit the Board to waive application of the Rights Plan in appropriate circumstances in its sole discretion.

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

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures.

As of January 31, 2014 and based on their evaluations, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2014. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of January 31, 2014, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

D. Changes in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended January 31, 2014 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board has determined that Mr. Carmelo Marrelli, a director and Audit Committee member of the Company is an “audit committee financial expert” as defined in Form 20-F. Mr. Marrelli is “independent,” as such term is defined under the Nasdaq Stock Market Rules.

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

Item 16C. Principal Accountant Fees and Services

MNP LLP (MSCM LLP prior to its merger with MNP LLP) has served as the Company’s auditing firm since March 26, 2009. Aggregate fees billed to the Company for professional services rendered by MSCM LLP and its affiliates during the fiscal years ended January 31, 2014 and January 31, 2013 are detailed below:

	Year Ended January 31,
	(Cdn$)
	2014		2013
Audit Fees		$10,000	$45,000
Audit-Related Fees	$		$7,227
Tax Fees	$		$845
All Other Fees	$		$3,370

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

Pre-approval Policies and Procedures

All services to be performed by the Company’s auditor must be approved in advance by the Audit Committee. The Audit Committee, in consultation with senior management, reviews annually and recommends for approval by the Board:

•	the appointment of independent auditors at the annual general meeting of shareholders of the Company;
•	the remuneration of the auditors; and
•	pre-approval of all audit and non-audit services to be provided to the Company by the external auditor, other than any de minimis services other than audit, review or attest services allowed by applicable law or regulation.

Since the commencement of the Company's most recently completed financial year, every recommendation of the Audit Committee to nominate or compensate an external auditor was adopted by the Board.

Of the total aggregate fees paid by the Company to its accountants during the fiscal year ended January 31, 2014, none of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of this annual report on Form 20-F.

•	Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2014 and 2013. Consolidated Statements of Financial Position of Royal Standard Minerals Inc. as at January 31, 2014 and January 31, 2013.

•	Consolidated Statements of Operations of Royal Standard Minerals Inc. for the years ended January 31, 2014 and 2013.

•	Consolidated Statements of Comprehensive Loss of Royal Standard Minerals Inc. for the years ended January 31, 2014 and 2013.

•	Consolidated Statements of Changes in Shareholders’ Equity of Royal Standard Minerals Inc. for the years ended January 31, 2014 and 2013.

•	Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2014 and 2013.

•	Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

•	Management's Discussion and Analysis for the year ended January 31, 2014.

•	Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012. Consolidated Statements of Financial Position of Royal Standard Minerals Inc. as at January 31, 2013 and, January 31, 2012.

•	Consolidated Statements of Operations of Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012.

•	Consolidated Statements of Comprehensive Loss of Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012.

•	Consolidated Statements of Shareholders' Equity of Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012.

•	Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012.

•	Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with International Financial Reporting Standards and are expressed in United States dollars.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Royal Standard Minerals Inc.

We have audited the accompanying consolidated financial statements of Royal Standard Minerals Inc., which comprise the consolidated statements of financial position as at January 31, 2014, and the consolidated statements of operations, comprehensive income, changes in shareholders' deficiency and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Royal Standard Minerals Inc. as at January 31, 2014, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on Royal Standard Minerals Inc.'s ability to continue as a going concern.

Other matters

The consolidated financial statements as at January 31, 2013 and for the year then ended were audited by MSCM LLP of Toronto, Canada, prior to its merger with MNP LLP. MSCM LLP expressed an unmodified opinion on those statements on May 24, 2013.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario

May 5, 2014

Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Consolidated Financial Statements

January 31, 2014

Royal Standard Minerals Inc.
Consolidated Statements of Financial Position
(Expressed in United States Dollars)

	As at	As at
	January 31,	January31,
	2014	2013

Assets
Current
Cash and cash equivalents	$16,807	$201,565
Marketable securities (Note 7)	-	30,000
Sundry receivables and prepaids (Note 8)	5,553	2,712,004
	22,360	2,943,569
Reclamation bonds (Note 9)	-	188,250
Equipment, net (Note 11)	-	23,716
	$22,360	$3,155,535

Liabilities
Current
Accounts payable and accrued liabilities (Note 12)	$35,917	$2,595,672
Other advances (Note 14)	-	600,000
	35,917	3,195,672
Asset retirement obligations (Note 13)	-	107,647
	35,917	3,303,319

Shareholders' Deficiency
Share capital (Note 15(b))	28,273,230	28,104,264
Reserves	10,900,438	11,010,304
Accumulated deficit	(39,193,127)	(39,262,352)
Accumulated other comprehensive income	5,902	-
	(13,557)	(147,784)
	$22,360	$3,155,535

The Company and Operations and Going Concern (Note 1)

Contingencies (Note 20)

Subsequent event (Note 23)

Approved by the Board:

Carmelo Marrelli	George Duguay
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Operations
(Expressed in United States Dollars)

	Year Ended
	January 31,
	2014	2013

Expenses
Exploration and evaluation expenditures (Note 10)	$87,233	$3,137,205
General and administrative (Note 21)	387,692	2,244,236

	474,925	5,381,441

Operating loss	(474,925)	(5,381,441)

Finance income	9,138	7,274
Finance costs	-	(4,310,582)
Lawsuit settlement	-	(41,685)
Impairment of marketable securities (Note 7)	(30,000)	(56,125)
Gain on disposal of marketable securities (Note 3(b))	-	30,071
Gain on sale of property interests and related assets (Note 3(a) and (b))	123,228	14,171,405
Gain on sale of royalty (Note 3(c))	-	866,505
Gain on dissolution of subsidiaries (Note 4)	402,782	-
Write-off of accounts payable and accrued liabilities	22,197	-
Gain on settlement and release (Note 10(d))	48,091	-
Foreign currency translation adjustment	(31,286)	5,720

Net income for the year	$69,225	$5,291,142

Basic income per share (Note 17)	$0.00	$0.06
Diluted income per share (Note 17)	$0.00	$0.06

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Comprehensive Income
(Expressed in United States Dollars)

	Year Ended
	January 31,
	2014	2013

Net income for the year	$69,225	$5,291,142

Other comprehensive income (loss)
Items that will be reclassified subsequently to income
Net unrealized loss on available-for-sale marketable securities	-	(63,875)
Items that will not be reclassified subsequently to income
Foreign currency translation	5,902	-

Comprehensive income for the year	$75,127	$5,227,267

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income	Total

Balance, January 31, 2012	$28,098,264	$10,580,808	$(44,553,494)	$63,875	$(5,810,547)
Shares issued for lawsuit settlement	6,000	-	-	-	6,000
Share-based payments	-	429,496	-	-	429,496
Net income for the year	-	-	5,291,142	-	5,291,142
Net increase in unrealized loss on available-for-sale marketable securities	-	-	-	(63,875)	(63,875)

Balance, January 31, 2013	$28,104,264	$11,010,304	$(39,262,352)	$-	$(147,784)
Private placement - common shares	16,400	-	-	-	16,400
Shares issued for settlement of accounts payable and accrued liabilities	152,566	-	-	-	152,566
Foreign currency translation	-	-	-	5,902	5,902
Share-based payments	-	(109,866)	-	-	(109,866)
Net income for the year	-	-	69,225	-	69,225

Balance, January 31, 2014	$28,273,230	$10,900,438	$(39,193,127)	$5,902	$(13,557)

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Year Ended
	January 31,
	2014	2013

Operating activities
Net income for the year	$69,225	$5,291,142
Operating items not involving cash:
Depreciation	3,558	113,994
Accretion in asset retirement obligations	5,280	29,226
Accretion expense	-	4,252,521
Share-based payments	(109,866)	429,496
Shares issued for lawsuit settlement	-	6,000
Shares issued for settlement of accounts payable and accrued liabilities	152,566	-
Embedded derivative on long-term debt	-	51,370
Impairment of marketable securities	30,000	56,125
Gain on sale of property interests	(123,228)	(14,171,405)
Gain on sale of royalty	-	(866,505)
Gain on disposal of marketable securities	-	(30,071)
Gain on dissolution of subsidiaries	(402,782)	-
Lawsuit settlement	(8,000)	-
Gain on settlement and release	(48,091)	-
Write-off of accounts payable and accrued liabilities	(22,197)	-
Foreign exchange	5,902	-
Changes in non-cash working capital:
Sundry receivables and prepaids	2,706,451	62,539
Accounts payable and accrued liabilities	(1,983,204)	524,769
Due to related parties	-	(35,023)

Cash provided by (used in) in operating activities	275,614	(4,285,822)

Financing activities
Private placement - common shares	16,400	-
Other advances (repayments)	(600,000)	600,000
Increase in long-term debt	-	5,442,384
Finance costs paid on long-term debt	-	(280,000)
Proceeds from sale of property interests and related assets, net of transaction costs	123,228	698,157

Cash (used in) provided by financing activities	(460,372)	6,460,541

Investing activities
Increase in reclamation bonds	-	(8,711)
Purchase of equipment	-	(2,593,996)

Cash used in investing activities	-	(2,602,707)

Change in cash and cash equivalents	(184,758)	(427,988)
Cash and cash equivalents, beginning of year	201,565	629,553

Cash and cash equivalents, end of year	$16,807	$201,565

The accompanying notes are an integral part of these consolidated financial statements.

2.	Significant Accounting Policies (Continued)

[b] Accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its previously wholly-owned subsidiaries up to the date of their dissolution, Kentucky Standard Energy Company, Inc. ("Kentucky") and Manhattan Mining Co. ("Manhattan"), both United States companies (see note 4). All intercompany transactions and balances have been eliminated upon consolidation.

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

Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and recorded in the exploration and evaluation expenditures, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of-production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Share-based payments

The fair value of the stock options granted to directors, officers and employees is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 16 and recorded as share-based payments expense over the vesting period of the stock options, with the offsetting credit recorded as an increase in reserves. The fair value of stock options issued to other than employees are measured at the fair value of the goods or services received unless this cannot be reliably estimated, and are recognized over the period of service.

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

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Income per common share

Basic income per share is computed by dividing the income for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted income per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Foreign currency translation

Effective November 7, 2013, the functional currency of the Company changed to Canadian dollars as a significant portion of the Company's expenses are denominated in Canadian dollars, the dissolution of Manhattan ended all of the Company's United States operations (see note 4) and future sources of financing are anticipated to be denominated in Canadian dollars. Prior to that time, the functional currency was the United States dollar. The change to the Company's functional currency has been accounted for in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates. All amounts in these financial statements are presented in US dollars ("presentation currency") since the United States dollar provides a more useful point of reference for investors.

Subsequent to the change in functional currency described above, the Company translates the assets and liabilities of the Company from the functional currency to the presentation currency at the period end rate. Revenue and expenses are translated at the average rate of exchange prevailing during the period. The resulting unrealized gain or loss on translation is recognized as other comprehensive income or loss. Equity is translated at historical rates.

Financial instruments

The Company recognizes financial assets and financial liabilities when the Company becomes a party to a contract. Financial assets and financial liabilities, with the exception of financial assets classified at fair value through profit or loss, are measured at fair value plus transaction costs on initial recognition. Financial assets at fair value through profit or loss are measured at fair value on initial recognition and transaction costs are expensed when incurred. Securities are accounted for at the trade date.

Measurement in subsequent periods depends on the classification of the financial instrument.

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Financial instruments (continued)

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

iv) Financial liabilities at FVTPL

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

2.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Financial instruments (continued)

v) Other financial liabilities

Other financial liabilities are financial liabilities that are not classified as FVTPL. Subsequent to initial recognition, other financial liabilities that are not subject to hedge accounting, are measured at amortized cost using the effective interest method.

Accounts payable and accrued liabilities and other advances are classified as other financial liabilities. The Company does not currently apply hedge accounting.

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

vi) Financial instruments recorded at fair value

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs). As of January 31, 2014 and 2013, the financial assets or liabilities measured at fair value are the Company's cash and cash equivalents and marketable securities.

Cash and cash equivalents and marketable securities are considered Level 1.

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

[b] Accounting polices (continued)

Significant accounting judgments and estimates (continued)

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the inputs used in accounting for share based payment transactions in the consolidated statements of operations;
•	Contingencies – See note 20.

Critical accounting judgments

•	the categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments;
•	the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;
•	going concern presentation of the consolidated financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and
•	Management's determination that the functional currency of the Company is the Canadian Dollar.

[c] Adoption of new accounting standards

(i) IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements.

2.	Significant Accounting Policies (Continued)

[c] Adoption of new accounting standards (continued)

(ii) IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements.

(iii) IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements.

(iv) IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

(v) IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements.

(vi) IAS 28 - Investments in Associates and Joint Ventures (“IAS 28”) was issued by the IASB in May 2011 and supersedes IAS 28 - Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 defines significant influence as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. IAS 28 also provides guidance on how the equity method of accounting is to be applied and also prescribes how investments in associates and joint ventures should be tested for impairment. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements.

2.	Significant Accounting Policies (Continued)

[d] Future accounting standards

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2014, or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.

(ii) IAS 32 – Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Earlier adoption is permitted.

3.	Sale of Property Interests and Related Assets

(a) Fondaway Canyon and Dixie-Comstock

On August 9, 2013, the Company completed its transaction with American Innovative Minerals LLC (“AIMLLC”) to sell its interests in the Fondaway Canyon and Dixie-Comstock properties (the “Transaction”) for cash consideration of $144,000. As a result, the Company recorded a gain on sale of property interests of $123,228, net of transaction costs.

In addition, as a condition to the closing of the Transaction, Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) delivered to the Company a full and final release and settlement agreement relating to the legal action commenced by Hale Capital on September 27, 2011. A stipulation of dismissal with prejudice was filed with the Supreme Court of the State of New York dismissing all claims against the Company and Manhattan in connection with that litigation.

Cash	$144,000
Less: Transaction costs	(20,772)
Total gain on sale	$123,228

3.	Sale of Property Interests and Related Assets (Continued)

(b) Asset Purchase Agreement

On December 19, 2012, the Company completed a transaction with Scorpio to sell its Goldwedge and Piñon property interests and the assets related thereto to Scorpio (the “Scorpio Transaction”). The Scorpio Transaction was completed pursuant to the Asset Purchase Agreement.

The completion of the Scorpio Transaction followed a special meeting of Royal Standard’s shareholders held on November 28, 2012, at which votes representing 50.08% of the total issued and outstanding shares of the Company as at the record date were cast either by proxy or in person, with 99.46% of such shares voting in favour of the special resolution approving the Scorpio Transaction.

Pursuant to the Scorpio Transaction, the interests of the Company and Manhattan in the Goldwedge and Piñon properties and the assets related thereto were sold to Scorpio and its wholly-owned subsidiary Goldwedge LLC.

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

(c) Royalty Agreement

On January 31, 2013, the Company entered into a purchase and sale agreement with XDM Royalty Corp. ("XDM") to sell the Pinon Railroad Royalty, a royalty retained by the Company on the sale of the Pinon Railroad Project in 2009, and all rights, title and interests to XDM for CDN $900,000 ($902,126). Related transaction costs amounted to CDN $35,537 ($35,621).

4.	Dissolution of Subsidiaries

(a) On September 5, 2013, the Kentucky Secretary of State accepted the articles of dissolution for Kentucky and Kentucky has been dissolved. As a result, a gain on dissolution of subsidiary of $30,100 was recorded as a result of accounts payable and accrued liabilities dissolved.

(b) On November 7, 2013, the Nevada Secretary of State accepted the articles of dissolution for Manhattan and Manhattan has been dissolved. As a result, a gain on dissolution of subsidiary of $372,682 was recorded.

Net liabilities dissolved
Reclamation bonds	9,550
Accounts payable and accrued liabilities	(379,254)
Asset retirement obligation	(2,978)
Total net liabilities dissolved	(372,682)

Total gain on sale	$372,682

5.	Capital Management

The Company manages its capital with the following objectives:

•	to ensure sufficient financial flexibility to achieve the ongoing business objectives; and
•	to maximize shareholder return through enhancing the share value.

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

The Company's equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at January 31, 2014 was a deficiency of $13,557 (January 31, 2013 - deficiency of $147,784). Note that included in the consolidated statements of financial position presented is a deficit of $39,193,127 as at January 31, 2014 (January 31, 2013 - $39,262,352).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2014. The Company is not subject to external capital requirements.

6.	Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate and foreign currency risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

(ii) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due (see note 1). As at January 31, 2014, the Company had a cash balance of $16,807 (January 31, 2013 - $201,565) to settle current liabilities of $35,917 (January 31, 2013 - $3,195,672). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

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

Foreign currency risk

The Company's functional and reporting currency was previously the United States dollar and major purchases were transacted in United States dollars. Subsequent to the dissolution of Manhattan (see note 4), the functional currency of the Company changed to Canadian dollars and major purchases are transacted in Canadian dollars.

7.	Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"). Sharpe is a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. As a result of the continued and significant decline in the market value and the delisting of the shares, the Company has taken a provision of loss of $30,000 and written down the investment to $nil.

8.	Sundry Receivables and Prepaids

	As at	As at
	January 31,	January 31,
	2014	2013

Sales tax receivables	$5,193	$53,589
Other receivables	-	2,618,794
Prepaid expenses	360	39,621

	$5,553	$2,712,004

Included in other receivables at January 31, 2013 is $1,651,320 due on the sale of the Scorpio common shares (see note 3(b)), $900,720 due on the sale of the Royalty (see note 3(c)) and $57,481 due from the Bureau of Land Management in the State of Nevada and a banking institution, in connection with certain reclamation bonds sold to Scorpio.

9.	Reclamation Bonds

The Company had posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed. As at January 31, 2014, the balance of the reclamation bonds consists of $nil (January 31, 2013 - $9,550) pertaining to the Fondaway Canyon and Dixie-Comstock Projects, and $nil (January 31, 2013 - $178,700) to the Kentucky Project. As noted under note 20(a), the reclamation bond pertaining to the Kentucky Project was relinquished.

10.	Exploration and Evaluation Expenditures on Mineral Properties

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

10.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

(a)	Goldwedge Project (continued)

Based on the level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligation's for all projects, where applicable, were estimated by management. The assumptions for the future payments were based on future expenses being incurred between 2017 and 2019 and a discount rate of 10%. Under the guidance of IAS 37, the Company had recorded an asset retirement obligation ("ARO") of $183,445 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition.

During the year ended January 31, 2013, a total of $2,803,375 of exploration and evaluation expenditures were spent on the Goldwedge Project prior to the sale of the Goldwedge Project and related assets, including the ARO, to Scorpio (note 3(b)).

(b)	Fondaway Canyon and Dixie-Comstock Projects

The Fondaway Canyon Project, a property previously owned by the Company, is located in Churchill County, Nevada.

Also held under the same option agreement as was the Goldwedge Property is the Dixie-Comstock Mining Company option and other unpatented mining claims located in Churchill County, Nevada. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups.

Under the guidance of IAS 37, the Company had recorded an ARO of $2,978 on the Dixie-Comstock and Fondaway Canyon Projects, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the sites to their original condition.

During the year ended January 31, 2014, the Company incurred exploration and evaluation expenditures of $63,573 (year ended January 31, 2013 - $67,817) on these projects prior to the sale of its interests in the Fondaway Canyon and Dixie-Comstock properties (see note 3(a)).

(c)	Piñon Project

The Piñon Project was a property made up of a number of property leases located in Elko Country, Nevada. Under the guidance of IAS 37, the Company had recorded an ARO of $28,495 on this project, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the site to its original condition. During the year ended January 31, 2013, the Company performed minimal exploration and evaluation expenditures on this project, a total of $104,696, prior to the sale of the Piñon Project and related assets, including the ARO, to Scorpio (note 3(b)).

10.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

(d)	Kentucky Project

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

During the year ended January 31, 2011, the Company wrote off a promissory note receivable from the optionor in the amount of $133,134. Further, the Company paid for a reclamation bond of $178,700 which was later relinquished, as noted below.

Under the guidance of IAS 37, the Company had recorded an ARO on its Kentucky Project in the amount of $109,949, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the property to its original condition.

During the year ended January 31, 2014, the Company incurred exploration and evaluation expenditures of $23,660 (year ended January 31, 2013 - $161,317) on this project.

Kentucky entered into a settlement and release agreement on August 27, 2013 with Pick & Shovel Mining ("Pick & Shovel") and Roger and Jacqueline Stacy pursuant to which in consideration of a cash settlement payment and transfer of certain equipment by Kentucky to Pick & Shovel, the parties resolved to waive and release any claims relating to a prior claim between the parties (see note 20(a)). In addition, Kentucky relinquished any interest in a bond posted on Permit No. 919-0066 and Pick & Shovel agreed to be solely responsible for such Permit and all related claims and issues asserted by the Kentucky Energy and Environment Cabinet.

Consideration paid
Cash	$8,000

Net liabilities settled
Reclamation bond	178,700
Equipment	20,158
Accounts payable and accrued liabilities	(145,000)
Asset retirement obligation	(109,949)
Total net liabilities settled	(56,091)

Total gain on settlement	$48,091

10.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

During the years ended January 31, 2014 and 2013, the Company's exploration and evaluation expenditures were as follows:

	Year Ended
	January 31,
	2014	2013

Goldwedge Project
Travel	$-	$27,709
Mine development costs	-	1,878,956
Drilling	-	71,884
Consulting, wages and salaries (Note 19)	-	736,060
Office and general	-	130,011
Supplies, equipment and transportation	-	48,240
Claim staking and maintenance fees	-	11,743
Milling costs	-	161,474
Depreciation	-	104,819
Net proceeds from sale of exploration and development ore	-	(367,521)
	$-	$2,803,375

Piñon Project
Property acquisition costs	$-	$46,158
Consulting, wages and salaries	-	20,859
Office and general	-	11,479
Claim staking and maintenance fees	-	26,200
	$-	$104,696

Fondaway Canyon and Dixie-Comstock Projects
Property acquisition costs	$35,000	$35,000
Claim staking and maintenance fees	-	32,817
Consulting, wages and salaries	19,711	-
Travel	5,714	-
Office and general	3,148	-
	$63,573	$67,817

Kentucky Project
Office and general	$20,102	$7,521
Penalty	-	145,000
Depreciation	3,558	8,796
	$23,660	$161,317

Total exploration activities	$87,233	$3,137,205

11.	Equipment

	Construction	Exploration	Office
COST	in progress	equipment	equipment	Total
Balance, January 31, 2012	$1,619,341	$3,126,000	$21,806	$4,767,147
Additions	2,704,338	48,472	-	2,752,810
Sale of equipment	(4,323,679)	(3,085,472)	(21,806)	(7,430,957)
Balance, January 31, 2013	-	89,000	-	89,000
Sale of equipment (Note 10(d))	-	(89,000)	-	(89,000)
Balance, January 31, 2014	$-	$-	$-	$-

	Construction	Exploration	Office
ACCUMULATED DEPRECIATION	in progress	equipment	equipment	Total
Balance, January 31, 2012	$-	$2,661,758	$21,053	$2,682,811
Depreciation for the year	-	113,615	379	113,994
Sale of equipment	-	(2,710,089)	(21,432)	(2,731,521)
Balance, January 31, 2013	-	65,284	-	65,284
Depreciation for the year	-	3,558	-	3,558
Sale of equipment (Note 10(d))	-	(68,842)	-	(68,842)
Balance, January 31, 2014	$-	$-	$-	$-

	Construction	Exploration	Office
CARRYING AMOUNT	in progress	equipment	equipment	Total
Balance, January 31, 2013	$-	$23,716	$-	$23,716
Balance, January 31, 2014	$-	$-	$-	$-

Depreciation of exploration equipment is expensed to exploration and evaluation expenditures and depreciation of office equipment is expensed to general and administrative on the consolidated statements of operations.

12.	Accounts Payable and Accrued Liabilities

	As at	As at
	January 31,	January 31,
	2014	2013

Trade payables	$18,375	$2,145,407
Accrued liabilities	17,542	450,265

	$35,917	$2,595,672

13.	Asset Retirement Obligations

The Company is required to recognize a liability for a legal and constructive obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. As at January 31, 2014, the Company had disposed of all of its mineral properties and transferred all obligations to the purchasers.

Determination of the undiscounted AROs and the timing of these obligations was based on internal estimates using information currently available, existing regulations, and estimates of closure costs.

	Year Ended	Year Ended
	January 31,	January 31,
	2014	2013

Balance, beginning of year	$107,647	$292,315
Reversal on dissolution of Manhattan (Note 4(b))	(2,978)	-
Accretion cost	5,280	29,226
Foreign exchange	-	(1,954)
Sale of AROs (Note 10(d))	(109,949)	(211,940)

Balance, end of year	$-	$107,647

14.	Long-Term Debt

On August 26, 2011, Manhattan amended its existing Bridge Loan with Waterton Global Value, L.P. ("Waterton") such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility (the “Gold Stream Facility”) amongst the parties. Under the Gold Stream Facility, Waterton agreed to make $8,000,000 (the “Principal Amount”) available to Manhattan. The Principal Amount was repayable by Manhattan to Waterton in monthly payments commencing in August 2012 and ending in July 2013 (see note 3). Under the Gold Stream Facility, each monthly repayment of the Principal Amount was to be made by the delivery by Manhattan to Waterton of gold bullion ounces where the number of ounces to be delivered was to be based on the spot price of gold on the business day immediately preceding the repayment date less an applicable discount or by the payment of the cash equivalent of such number of ounces. In addition, there was a profit participation formula which was triggered when the spot price of gold was in excess of $1,600 an ounce on the business day immediately preceding the repayment ("Profit Participation"). The Principal Amount accrued interest at 9.0% per annum. The Gold Stream Facility was secured by, amongst other items, Manhattan's real property assets in Nevada.

The Company considered Profit Participation as an embedded derivative. Prior to the sale to Scorpio, the gross proceeds received under the Gold Stream Facility of $11,432,734 was allocated to the embedded derivative based on the initial fair values of the embedded derivative determined when proceeds were received ($223,630), and then the residual value was allocated to the liability portion. As noted in note 3, the Company's obligation with Waterton under the Gold Stream Facility was assumed by Scorpio when the Sale Transaction was completed.

14.	Long-Term Debt (Continued)

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

On the completion of the Scorpio Transaction, Scorpio assumed the Company's total long-term debt balance of $16,681,110 which included interest payable of $973,376 (note 3(b)).

The following table shows the reconciliation between the gross proceeds received and the carrying value of long-term debt balance assumed by Scorpio.

Gross proceeds	$11,432,734
Less: Initial fair value of the embedded derivative	(170,721)
Less: Debt issuance cost	(640,000)
Add: Accretion costs	6,059,097

Long-term debt	$16,681,110

14.	Long-Term Debt (Continued)

In addition to the loan, Waterton provided the Company with other advances (non-interest bearing) totalling $600,000, presented as other advances under current liabilities. These advances were secured by certain of Manhattan's real property assets in Nevada and were due May 1, 2013. During the year end January 31, 2014, the Company repaid these advances.

15.	Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, each without par value.

(b) Issued

	Shares	Amount

Balance, January 31, 2012	83,853,825	$28,098,264
Shares issued for lawsuit settlement (i)	100,000	6,000

Balance, January 31, 2013	83,953,825	28,104,264
Private placement - common shares (ii)	81,227,436	16,400
Shares issued for settlement of accounts payable and accrued liabilities (iii)	755,654,241	152,566

Balance, January 31, 2014	920,835,502	$28,273,230

(i) The Company settled a claim filed in the District Court, Nye County, Nevada through the issuance of 100,000 shares of the Company and a monetary settlement of $35,000. The monetary settlement was paid in full prior to January 31, 2013.

(ii) On January 17, 2014, the Company closed a non-brokered private placement of 81,227,436 common shares at CDN $0.0002216 per share for gross proceeds of CDN $18,000 ($16,400).

(iii) On January 17, 2014, the Company issued 755,654,241 shares at CDN $0.0002216 per share as settlement of accounts payable due to a trade creditor.

(iv) The issuance of shares on January 17, 2014 (Note 15(b)(ii), (iii)) resulted in a change in the Company's major shareholders. See Note 19.

16.	Stock Options

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

16.	Stock Options (Continued)

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

The following table reflects the continuity of stock options for the years ended January 31, 2014 and 2013:

	Number of	Weighted Average
	Stock Options	Exercise Price

Balance, January 31, 2012	12,060,191	$0.17
Forfeited	(8,260,191)	$0.14
Balance, January 31, 2013	3,800,000	$0.27
Forfeited	(1,450,000)	$0.29
Balance, January 31, 2014	2,350,000	$0.25

The following table reflects the stock options outstanding and exercisable as at January 31, 2014:

	Exercise Price	Options	Options	Fair	Weighted average
Expiry Date	($)	Outstanding	Exercisable	Value	remaining years

June 26, 2014	0.10	550,000	550,000	$299,098	0.40
January 20, 2017	0.30	1,800,000	1,800,000	511,200	2.97

		2,350,000	2,350,000	$810,298	2.37

17.	Basic and Diluted Income Per Share

The following table sets forth the computation of basic and diluted income per share:

	Year Ended
	January 31,
	2014	2013

Numerator:
Income for the year	$69,225	$5,291,142

Denominator:
Weighted average number of common shares outstanding for basic income per share	116,053,396	83,885,036
Weighted average number of common shares outstanding for diluted income per share	116,053,396	83,986,566

Basic income per share	$0.00	$0.06
Diluted income per share	$0.00	$0.06

The stock options were not included in the computation of diluted income per share on January 31, 2014 and 2013 as their inclusion would be anti-dilutive.

18.	Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 26.50% (2013 - 26.50%) to the amounts recognized in the consolidated statements of operations:

	Year Ended
	January 31,
	2014	2013

Net income before income taxes	$69,225	$5,291,142

Expected tax expense at statutory rate	$18,345	$1,402,153
Permanent differences	(115,245)	113,816
Functional currency translation	(271,494)	-
Difference between Canadian and foreign tax rates	10,291	598,950
Tax effect of dissolution of US subsidiaries	10,549,174	-
Utilization of tax benefits not previously recognized	(42,375)	(2,466,265)
Tax benefits not recognized	(10,148,696)	351,346

Tax provision	$-	$-

18.	Income Taxes (Continued)

Deferred Tax Assets and Liabilities

Unrecognized deferred tax assets

Deferred tax assets are recognized for the carry-forward or unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized. The following represents the deductible temporary differences by jurisdiction which have not been recognized in the financial statements.

	2014	2014	2013	2013
	Canada	US	Canada	US

Unclaimed non-capital losses	$10,129,930	$-	$8,746,064	$30,140,498
Excess of unclaimed resources pools over carrying value of exploration properties	1,717,499	-	1,590,124	-
	$11,847,429	$-	$10,336,188	$30,140,498

The excess of unclaimed resources pools over carrying value of exploration properties can be carried forward indefinitely. The unclaimed non-capital losses carried forward by expiry date:

		Canada

Expires	2015	$706,428
	2026	956,778
	2027	934,710
	2028	1,152,253
	2029	720,361
	2030	1,277,377
	2031	547,790
	2032	2,025,434
	2033	1,322,065
	2034	486,734
		$10,129,930

19.	Related Party Transactions and Balances

Remuneration of Directors and key management personnel of the Company was as follows:

	Year Ended
	January 31,
	2014	2013

Salaries and benefits paid to directors and officers (2)	$442,925	$505,259
Share-based payments (1)	$(109,866)	$403,231

(1) Negative amount is the result of the reversal of previously recorded share-based payments on forfeited unvested options.

19.	Related Party Transactions and Balances (Continued)

(2) Salaries and benefits include director fees. The Board of Directors do not have employment or service contracts with the Company, except for Ken Strobbe, a former director, who had a contract with the Company providing mine consulting services at the Goldwedge Project totaling $nil for the year ended January 31, 2014 (year ended January 31, 2013 - $73,607), included under consulting, wages and salaries for the Goldwedge Project. The contract terminated on September 14, 2012. Also included above are the fees for the previous Interim President and Chief Executive Officer whose fees for services were $330,000 for the year ended January 31, 2014 (year ended January 31, 2013 - $nil). Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000 for the year ended January 31, 2013, included above, for providing consulting services in connection with the Kentucky Project.

Paul G. Smith, a former director and Chairman of the Board, was the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company that provided financial services to the Company until April 5, 2013. Fees for services provided by Equity totaled $4,822 for the year ended January 31, 2014 (year ended January 31, 2013 - $13,223).

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("MSSI"), a firm providing accounting services. MSSI's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Ltd. Fees for services provided by MSSI totaled $750 for the year ended January 31, 2014 (year ended January 31, 2013 - $nil).

To the knowledge of the directors and senior officers of the Company, as at January 31, 2014, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

		Percentage
		of
	Number of	outstanding
Major Shareholder	common shares	common shares

Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
C. Marrelli Services Ltd.	278,960,559	30.29%

None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

20.	Contingencies

(a) The Company received a claim against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management had responded to the DMER and was working on resolving the issue. In the meantime, the DMER had issued penalties of approximately $145,000 and was seeking forfeiture of the Company's reclamation bond in the amount of $178,700. These penalties were included in accounts payable and accrued liabilities.

The Company settled this claim through a settlement and release agreement on August 27, 2013 (see note 10(d)).

(b) On September 27, 2011 Hale Capital commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale Capital to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital was seeking the “right to participate” in financing the Company on no less favourable terms and conditions as was agreed upon between the Company and Waterton Global Value, LP on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale Capital was also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled $376,170 as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan. Management had estimated the expenses at $330,000 and had accrued this amount in the accounts during the year ended January 31, 2012. Subsequently, an additional amount of approximately $175,000 relating to additional legal expenses (including interest) incurred by Hale Capital had been accrued.

As disclosed above, the transaction announced on August 15, 2013 resulted in a full and final release and settlement relating to this legal action. As a result, the previous outstanding and additional legal expenses (including interest) in the amount of $175,000, have been removed from accounts payable and accrued liabilities and professional fees (see note 3(a)).

(c) The Company’s previous wholly-owned subsidiary, Manhattan, received several documents filed in various district courts, one in Shelby County Chancery Court, Memphis, Tennessee and one in Elko County District Court, Elko, Nevada, from certain suppliers seeking payment of unpaid services provided to Manhattan and where applicable, interest and court costs. In addition, one of the suppliers is seeking compensation for unjust enrichment. Management attempted to settle both claims on several occasions, but was unsuccessful.

As noted (see note 4(b)), Manhattan has been dissolved and the Company is not liable to settle these claims.

21.	General and Administrative

	Year Ended
	January 31,
	2014	2013

Corporate development	$12,803	$180,146
Insurance	25,795	28,533
Office and general	35,530	30,643
Professional fees (Note 20)	(45,439)	1,024,556
Consulting, wages and salaries (Note 19)	443,194	511,545
Share-based payments (Note 19)	(109,866)	429,496
Travel	25,675	38,938
Depreciation	-	379
	$387,692	$2,244,236

22.	Segmented Information

The Company had one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company’s assets are located in Canada at January 31, 2014 (January 31, 2013 substantially all located in the United States except for cash and cash equivalents of $193,135 held in Canadian banks). The Company’s operations in Canada consist of general and administrative expenses, totaling $325,171 for the year ended January 31, 2014 (year ended January 31, 2013 - $1,556,606), including expenses necessary to maintain the Company’s public company status. The Company's operations in the United States have ceased as of January 31, 2014. All exploration and evaluation expenditures for the years ended January 31, 2014 and 2013 were incurred in the United States together with general and administrative expenses of $62,521 (year ended January 31, 2013 - $687,630).

23.	Subsequent Event

Subsequent to January 31, 2014, 400,000 stock options with an exercise price of $0.10 and an original expiry date of June 26, 2014 and 1,800,000 stock options with an exercise price of $0.30 and an original expiry date of January 20, 2017 expired unexercised as a result of the acceleration of the expiry date of those options held by former directors and officers as they ceased to be service providers to the Company.

ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION

AND ANALYSIS

YEAR ENDED JANUARY 31, 2014

This Management Discussion and Analysis (“MD&A”) is dated May 5, 2014 and unless otherwise noted, should be read in conjunction with the Company’s audited consolidated financial statements (“Financial Statements”) for the years ended January 31, 2014 and 2013 and the notes thereto. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. Unless otherwise noted, all amounts reported herein are in United States dollars. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the year ended January 31, 2014 are not necessarily indicative of the results that may be expected for any future period.

The Financial Statements include the results of operations of Manhattan Mining Co. (“Manhattan”) and Kentucky Standard Energy Company, Inc. (“Kentucky”) up to dissolution, both United States companies.

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward looking statements.

Forward-looking statements	Assumptions	Risk factors
The Company believes it has sufficient cash on hand to continue operations for twelve months after January 31, 2014, subject to the Company identifying a business or property requiring additional financing	The Company has anticipated all material costs and the operating activities of the Company for the twelve-month period ending January 31, 2015, and the costs associated therewith, will be consistent with the Company’s current expectations	Unforeseen costs to the Company will arise; any particular operating costs increase or decrease from the date of the estimation; changes in economic conditions; changes in regulatory requirements
The Company will be able to carry out anticipated business plans, subject to the Company identifying a business or property requiring additional financing	The operating activities of the Company for the twelve-month period ending January 31, 2015, will be consistent with the Company’s current expectations; debt and equity markets, exchange and interest rates and other applicable economic conditions are favourable to the Company.	Changes in debt and equity markets; availability of external financing on acceptable terms, if required in connection with a merger or acquisition transaction; increases in operating expenses and compliance costs; interest rate and exchange rate fluctuations; changes in economic and political conditions.
Management’s outlook regarding future trends	Financing will be available for the Company’s future business or property acquisition and operating activities.	Changes in debt and equity markets; interest rate and exchange rate fluctuations; changes in economic and political conditions.

Forward-looking statements	Assumptions	Risk factors
Sensitivity analysis of financial instruments	Based on management's knowledge and experience of the financial markets, the Company believes that there would be no material changes to its results for the year ended January 31, 2014, as a result of the change in liquidity, interest rate and foreign exchange risks	Changes in debt and equity markets; interest rate and exchange rate fluctuations

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Please also make reference to those risk factors referenced in the “Risk Factors” section below. Readers are cautioned that the above chart does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

HIGHLIGHTS

On January 17, 2014, the Company announced that it completed a corporate reorganization consisting of a debt conversion, private placement and change of management.

Under the debt conversion, the Company issued an aggregate of 755,654,241 common shares at an effective price of CDN $0.0002216 per share to settle aggregate indebtedness of CDN $167,452.98. Under the non-brokered private placement, the Company issued and sold an aggregate of 81,227,436 common shares at a price of CDN $0.0002216 per share raising gross proceeds of CDN $18,000. The net proceeds from the placement will be used by the Company for general corporate purposes and working capital.

To facilitate the completion of the debt conversion and private placement transactions, the shareholder rights plan of the Company was amended and application of the plan to the debt conversion and private placement were waived by the board of directors.

George Duguay, C. Marrelli Services Limited and Lonnie Kirsh, Toronto-based investors (collectively, the “Investors”), each acquired ownership of 278,960,559 common shares of the Company, representing approximately 30.3% of the number of outstanding common shares of the Company following the debt conversion and private placement.

In conjunction with the debt conversion and private placement, all directors of the Company resigned and were replaced by Lonnie Kirsh, Carmelo Marrelli and George Duguay. All officers of the Company also resigned and Mr. Kirsh was appointed as President and Chief Executive Officer and Mr. Dan Crandall was appointed as Chief Financial Officer.

During the year ended January 31, 2014, payments of CDN $61,000 and $180,000 were made to the former directors and officers to settle all amounts owing to them and for the termination of their services.

On August 27, 2013, the Company’s wholly-owned subsidiary, Kentucky, entered into a settlement and release agreement with Pick & Shovel Mining (“Pick & Shovel”) and Roger and Jacqueline Stacy pursuant to which, in consideration for a cash settlement payment of $8,000 and transfer of certain equipment by Kentucky to Pick & Shovel, the parties resolved to waive and release any claims relating to a prior claim between the parties (see below under “Contingencies” (a)). In addition, Kentucky relinquished its interest in a bond posted on Permit No. 919-0066 and Pick & Shovel agreed to be solely responsible for such Permit and all related claims and issues asserted by the Kentucky Energy and Environment Cabinet.

Subsequently, the Company submitted articles of dissolution for Kentucky to the Kentucky Secretary of State and Kentucky was dissolved on September 5, 2013.

On August 9, 2013, the Company and its wholly-owned subsidiary, Manhattan, completed the sale of its Fondaway Canyon and Dixie-Comstock Gold Properties (the “Assets”) to American Innovative Minerals LLC (“AIMLLC”). The Assets were sold on an “as is where is” basis for cash consideration of $144,000. In addition, as a condition to the closing of the transaction, Hale Capital Management, LP and Hale Capital Partners, LP (collectively, “Hale Capital”), delivered to the Company a full and final release and settlement relating to the legal action commenced by Hale Capital on September 27, 2011 (see below under “Contingencies” (b)). A stipulation of dismissal with prejudice was filed with the Supreme Court of the State of New York dismissing all claims against the Company and Manhattan in connection with that litigation.

Subsequently, the Company submitted articles of dissolution for Manhattan to the Nevada Secretary of State and Manhattan was dissolved on November 7, 2013.

The Company has no business operations, except to fund ongoing operations as a reporting issuer and to repay existing creditors and is currently seeking new business opportunities. Success in identifying a suitable new asset or business for the Company is uncertain. Unless the Company can identify a suitable asset or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to continue as a going concern. Without a suitable asset or business opportunity and/or additional financing, the Company will be required to consider the basis on which it will continue as an entity. The Company has no operating revenues and therefore it must utilize current cash and cash equivalents to satisfy outstanding liabilities.

OVERVIEW

The Company was previously a mineral exploration and mine development company engaged in locating, acquiring, exploring and developing gold and precious metal deposits in Nevada. As a result of the recent transactions (see above under ‘Highlights”), the Company no longer holds any mining properties, has no business operations, except to fund ongoing operations as a reporting issuer and to repay existing creditors and is currently focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders.

GOING CONCERN

The Company’s Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company had income of $69,225 during the year ended January 31, 2014 (year ended January 31, 2013 - income of $5,291,142) and has an accumulated deficit of $39,193,127 (January 31, 2013 - $39,262,352). In addition, the Company has a working capital deficiency of $13,557 at January 31, 2014 (January 31, 2013 - $252,103).

During the last fiscal year, former management continued its process of raising funds through the sale of its remaining property interests. The Company’s ability to continue to meet its obligations is uncertain and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. With the disposal of its remaining property interests, as noted above under “Highlights”, the Company has no remaining property interests and no business operations, except to fund ongoing operations as a reporting issuer and to repay existing creditors and is currently focused on identifying suitable assets or businesses to acquire or merge with. Success in identifying a suitable new asset or business for the Company is uncertain. Furthermore, the Company has limited working capital to pursue such opportunities. Unless the Company can identify a suitable asset or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to repay its outstanding liabilities. If the Company is unable to extinguish all of its outstanding liabilities, the going concern assumption will not be valid. The Financial Statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

MINERAL PROPERTIES

Fondaway Canyon and Dixie-Comstock Projects

As noted above under “Highlights”, the Company disposed of these gold properties on August 9, 2013.

During the year ended January 31, 2014, the Company’s exploration and evaluation expenditures on these projects were $63,573 (year ended January 31, 2013 - $67,817). For a detailed description of the exploration and evaluation expenditures by property, refer to “Additional Disclosure For Venture Issuers Without Significant Revenue” below.

Kentucky Project

As noted above under “Highlights”, the Company completed a settlement and release agreement on August 27, 2013, disposing of this project, including the release of any prior claims between the parties, the relinquishment of the posted bond in the amount of $178,700, the transfer of certain equipment, the removal of the asset retirement obligation (“ARO”), in the amount of $109,949 and the transfer of all related claims and issues asserted by the Kentucky Energy and Environment Cabinet. The known claims totaled $145,000. As a result, a gain on settlement of $48,091 was recorded.

During the year ended January 31, 2014, the Company incurred exploration and evaluation expenditures of $23,660 (year ended January 31, 2013 - $161,317) on this project. For a detailed description of the exploration and evaluation expenditures by property, refer to “Additional Disclosure For Venture Issuers Without Significant Revenue” below.

Recording of Asset Retirement Obligations

Under the guidance of IAS 37, the Company had recorded asset retirement obligations (“AROs”) on the Fondaway Canyon and Dixie-Comstock Projects in the amount of $2,978, representing the net present value of the estimated costs to restore each property to its original condition, assuming future payments of $4,750 being made over a ten year period from the date of initial assessment of the AROs and a discount rate of 10%.

As a result of the dissolution of Manhattan noted above under ‘Highlights”, the previously recorded ARO of $2,978 and the reclamation bond $9,550 related to the Fondaway Canyon and Dixie-Comstock Projects have been reversed on dissolution.

As a result of the recent transactions noted above under ‘Highlights”, the previously recorded ARO of $109,949 related to the Kentucky Project is no longer the responsibility of the Company. In addition, the reclamation bond which was posted in the amount of $178,700 for this project has been relinquished to the new owners.

OVERALL PERFORMANCE

The Company’s net income for the year ended January 31, 2014 was $69,225 ($0.00 income per share) and for the year ended January 31, 2013 was $5,291,142 ($0.06 income per share), a reduction of $5,221,917. The reduction in net income relates mainly to the gain on sale of property interests and related assets in 2013 of $14,171,405 versus $123,228 in 2014 on the sale of the Fondaway Canyon and Dixie-Comstock Gold Properties described above and the gain on sale of royalty of $866,505 in 2013 versus $nil in 2014. This was partially offset by a gain on dissolution of subsidiaries of $402,782, a reduction of $3,049,972 in total exploration and evaluation expenditures as a result of the sale of all property interests and a decrease in administrative expenses of $1,856,544, primarily as a result of lower corporate development costs, lower professional fees, including a reversal of legal fees previously accrued related to the dismissal of the Hale Capital litigation and lower share-based payments, as a result of no new granting of stock options and the reversal of previously recorded share-based payments on unvested options forfeited during the current year ended January 31, 2014.

Also contributing to the overall reduction in expenses was a gain in the current period on the lawsuit settlement and release of $48,091 with Pick & Shovel and Roger and Jacqueline Stacy described above and the absence of finance costs of $4,310,582, due to the assumption of the previous Gold Stream Facility by Scorpio Gold Corporation and its wholly-owned subsidiary, Goldwedge LLC, (together “Scorpio”), on December 17, 2012.

SELECTED ANNUAL FINANCIAL INFORMATION

The following is selected financial data derived from the audited consolidated financial statements of the Company as at January 31, 2014, 2013 and 2012 and for the years then ended.

	Year ended January 31, 2014	Year ended January 31, 2013	Year ended January 31, 2012
Net income (loss)	$69,225	$5,291,142	$(6,451,698)
Net income (loss) per share (basic and diluted)	$0.00	$0.06	$(0.08)

	As at January 31, 2014		As at January 31, 2013	As at January 31, 2012

Total assets		$22,360	$3,155,535	$3,653,198
Long-term financial liabilities	$	nil	$107,647	$3,258,276

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated.

Three Months Ended (*)	Net Revenues ($)	Net Income (Loss) ($)
January 31, 2014	nil	270,714	0.00
October 31, 2013	nil	40,418	0.00
July 31, 2013	nil	(49,485)	(0.00)
April 30, 2013	nil	(192,422)	(0.00)
January 31, 2013	nil	15,039,966	0.18
October 31, 2012	nil	(3,858,506)	(0.05)
July 31, 2012	nil	(3,658,212)	(0.04)
April 30, 2012	nil	(2,232,106)	(0.03)

FINANCIAL PERFORMANCE

Three months ended January 31, 2014, compared with three months ended January 31, 2013

The Company’s net income for the three months ended January 31, 2014 was $270,714 ($0.00 income per share) compared to $15,039,966 ($0.18 income per share) for the three months ended January 31, 2013, on no revenue. The decrease of $14,769,252 was principally the result of:

•	Finance costs decreased by $165,405 to $nil for the three months ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the assumption of the previous Gold Stream Facility by Scorpio on December 17, 2012.
•	Gain on sale of property interests and related assets decreased by $14,171,405 to $nil for the three months ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the one-time gain on the sale of the Goldwedge and Piñon property interests and related assets.
•	Gain on sale of royalty decreased by $866,505 to $nil for the three months ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the one-time gain on the sale of the Pinon Railroad Royalty to XDM Royalty Corp.
•	Gain on dissolution of subsidiaries increased to $372,682 for the three months ended January 31, 2014, compared to $nil for the same period in 2013. The increase was the result of the dissolution of Manhattan in the current period.
•	Professional fees decreased by $495,028 to $(10,638) for the three months ended January 31, 2014, compared to the same period in 2013. The decrease was the result of large reversals of professional fees in 2013 as the result of the settlement of previous amounts due.
•	Share-based payments decreased by $139,236 to $(126,266) for the three months ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the reversal of previously recorded expenses for unvested options forfeited upon terminations of former directors and officers.

Year ended January 31, 2014, compared with year ended January 31, 2013

The Company’s net income for the year ended January 31, 2014 was $69,225 ($0.00 income per share) compared to $5,291,142 ($0.06 income per share) for the year ended January 31, 2013, on no revenue. The decrease of $5,221,917 was principally the result of:

•	Exploration and evaluation expenditures decreased by $3,049,972 to $87,233 for the year ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the sale of the Goldwedge and Piñon property interests and related assets thereto to Scorpio on December 17, 2012 and the Company incurring minimal exploration and evaluation expenditures on its remaining projects, including Fondaway Canyon, Dixie-Comstock and Kentucky, prior to their disposal in August 2013, as noted above under “Highlights”.

•	Finance costs decreased by $4,310,582 to $nil for the year ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the assumption of the previous Gold Stream Facility by Scorpio on December 17, 2012.
•	Gain on sale of property interests and related assets decreased by $14,048,177 to $123,228 for the year ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the one-time gain on the sale of the Goldwedge and Piñon property interests and related assets in 2013 partially offset by the one-time gain on the sale of the Fondaway Canyon and Dixie-Comstock Gold property interests and related assets in 2014, as noted above under “Highlights”.
•	Gain on sale of royalty decreased by $866,505 to $nil for the year ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the one-time gain on the sale of the Pinon Railroad Royalty to XDM Royalty Corp.
•	Gain on dissolution of subsidiaries increased to $402,782 for the year ended January 31, 2014, compared to $nil for the same period in 2013. The increase was the result of the dissolution of Kentucky and Manhattan in the current year.
•	Professional fees decreased by $1,069,995 to $(45,439) for the year ended January 31, 2014, compared to the same period in 2013. The decrease was the result of large legal fees in 2013 related to the sale of the Goldwedge and Piñon property interests and related assets and legal fees on various lawsuits. As well, in 2014, certain legal fee accruals were reversed.
•	Share-based payments decreased by $539,362 to $(109,866) for the year ended January 31, 2014, compared to the same period in 2013. The decrease is a result of the reversal of previously recorded expenses for unvested options forfeited in the current year upon terminations of former directors and officers and the expense related to the amount in 2013 for the stock options granted on January 20, 2012.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no positive operating cash flow and has to date, financed its activities and its ongoing expenditures primarily through equity transactions such as equity offerings, the exercise of warrants and other financing arrangements. The Company believes that additional financing will be required to fund its operating expenses as it searches for suitable assets and businesses to merge with or acquire.

As at January 31, 2014, the Company had cash and cash equivalents of $16,807. Cash provided by operating activities was $275,614 for the year ended January 31, 2014. During the year ended January 31, 2014, the Company experienced a net increase of $723,247 in non-cash working capital items, which was due to a decrease in sundry receivables and prepaids of $2,706,451, offset by a decrease in accounts payable and accrued liabilities of $1,983,204. Cash used in financing activities consisted of $600,000 of other advances paid which was partially offset by the proceeds from sale of property interests, net of transaction costs of $123,228 and a private placement of $16,400.

The Company's approach to managing liquidity risk has been to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2014, the Company had cash and cash equivalents of $16,807 compared to $201,565 as at January 31, 2013, to settle current liabilities of $35,917 compared to $3,195,672 as at January 31, 2013. The Company currently does not have sufficient cash and cash equivalents to settle current liabilities. All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity.

There is no assurance that future equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

As at January 31, 2014, the Company had 920,835,502 common shares issued and outstanding and stock options outstanding to acquire 2,350,000 common shares of the Company. As at the date of this MD&A, the Company had 920,835,502 common shares issued and outstanding and stock options outstanding to acquire 150,000 common shares of the Company. The 150,000 stock options would raise $15,000, if exercised in full. The Company’s liquidity risk with financial instruments is minimal as any excess cash, when present, is deposited with a Schedule I Canadian bank.

The Company has an investment in Sharpe Resources Corporation (“Sharpe”), a Canadian publicly held company. As a result of the continued and significant decline in the market value and the delisting of the shares, the Company has taken a provision of loss of $30,000 and written down the investment to $nil.

CONTRACTUAL OBLIGATIONS

(a) Under the terms of the option agreement with Sharpe, the Company was required to incur expenditures of $2,000,000 in total by December 9, 2011 to exercise its option. The Company exercised this option on December 7, 2011. Pursuant to the terms of the option agreement, the Company requested Sharpe to provide additional cash to the Kentucky Project, to match that of the Company, which had exceeded $2,000,000. As of the date hereof, Sharpe had not responded.

With the completion of the settlement and release agreement on August 27, 2013, as noted above under “Highlights”, the Company is no longer a party to the option agreement.

(b) The Company had an employment contract dated January 1, 2011 with a former Chief Executive Officer (“former CEO”). The contract was for a term of five years, allowing for a base salary of $250,000 per year and also providing for an additional annual bonus payment at the discretion of the Board of Directors. The contract also contained termination provisions entitling the former CEO to receive the greater of three years basic compensation and the amount outstanding for the remainder of the term of the employment agreement only if he is terminated other than for cause or if he terminated his employment for “good reason” which includes material failure by the Company to substantially comply with the terms of the employment agreement. Management has determined that the former CEO is not entitled to any additional compensation since he was terminated with cause.

The Company’s principal focus continues to be funding ongoing operations as a reporting issuer and paying existing creditors. The Company has no operating revenues and therefore it must utilize its current cash reserves, funds obtained from the exercise of stock options and other financing transactions, in order to maintain its capacity to meet ongoing discretionary operating activities. The Company does not have sufficient funds on hand to meet its current operating requirements and outstanding liabilities; therefore, the Company will continue to negotiate with existing suppliers and service providers to settle outstanding liabilities. If the Company is not able to negotiate with existing suppliers and service providers on a favorable basis, this could have a material adverse effect on the business, operations and future prospects of the Company and could cause the Company to cease operations or no longer continue to operate as a going concern. See “Risk Factor – Capital Investment.”

RELATED PARTY TRANSACTIONS

Remuneration of Directors and key management personnel of the Company was as follows:

	Year Ended January 31,
	2014 ($)	2013 ($)
Salaries and benefits paid to directors and officers (2)	442,925	505,259
Share-based payments (1)	(109,866)	403,231

(1)	Negative amount is the result of previously recorded share-based payments on forfeited unvested options.
(2)	Salaries and benefits include director fees. The Board of Directors do not have employment or service contracts with the Company, except for Ken Strobbe, a former director, who had a contract with the Company providing mine consulting services at the Goldwedge Project totaling $nil for the year ended January 31, 2014 (year ended January 31, 2013 - $73,607), included under consulting, wages and salaries for the Goldwedge Project. The contract terminated on September 14, 2012. Also included above are the fees for the previous Interim President and Chief Executive Officer, Phillip Gross, whose fees for services were $330,000 for the year ended January 31, 2014 (year ended January 31, 2013 - $nil), included above. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000 for the year ended January 31, 2013, included above, for providing consulting services in connection with the Kentucky Project.

Paul G. Smith, a former director and Chairman of the Board, was the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company that provided financial services to the Company until April 5, 2013. Fees for services provided by Equity totaled $4,822 for the year ended January 31, 2014 (year ended January 31, 2013 - $13,223).

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("MSSI"), a firm providing accounting services. MSSI's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Ltd. Fees for services provided by MSSI totaled $750 for the year ended January 31, 2014 (year ended January 31, 2013 - $nil).

To the knowledge of the directors and senior officers of the Company, as at January 31, 2014, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

Major Shareholder	Number of common shares	Percentage of outstanding common shares
Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
C. Marrelli Services Ltd.	278,960,559	30.29%

None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and preferred shares. As of the date of this MD&A, the Company had 920,835,502 common shares outstanding and the following stock options outstanding:

Number of Options	Exercise Price	Expiry Date
150,000	0.10	June 26, 2014

150,000 of the outstanding stock options have vested and are currently exercisable.

CONTINGENCIES

(a)	The Company received a claim against it in respect of the Kentucky Project whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management had responded to the DMER and was working on resolving the issue. In the meantime, the DMER had issued penalties of $145,000 and was seeking forfeiture of the Company’s reclamation bond in the amount of $178,700. These penalties were included in accounts payable and accrued liabilities in the Financial Statements as at January 31, 2013.

On August 27, 2013, the Company settled this claim through a settlement and release agreement, as noted above under “Highlights”.

(b)	On September 27, 2011, Hale Capital commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale Capital to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital was seeking the “right to participate” in financing the Company on no less favorable terms and conditions as was agreed upon between the Company and Waterton Global Value, LP on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale Capital was also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled approximately $376,170, as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary, Manhattan. Management had estimated these expenses at $330,000 and had accrued this amount in the accounts for the year ended January 31, 2012. Subsequently, an additional amount of approximately $175,000 relating to additional legal expenses (including interest) incurred by Hale Capital had been accrued during the year ended January 31, 2013.

As noted above under “Highlights”, the transaction completed on August 9, 2013, resulted in a full and final release and settlement to this legal action. As a result, the previous outstanding and additional legal expenses (including interest) in the amount of $175,000 have been reversed from accounts payable and accrued liabilities and professional fees.

(c)	The Company’s previous wholly-owned subsidiary, Manhattan, received several documents filed in various district courts, one in Shelby County Chancery Court, Memphis, Tennessee and one in Elko County District Court, Elko, Nevada, from certain suppliers seeking payment of unpaid services provided to Manhattan and where applicable, interest and court costs. In addition, one of the suppliers is seeking compensation for unjust enrichment. Management attempted to settle both claims on several occasions, but was unsuccessful.

As noted above, Manhattan has been dissolved and the Company is not liable to settle these claims.

SUBSEQUENT EVENT

Subsequent to January 31, 2014, 400,000 stock options with an exercise price of $0.10 and an original expiry date of June 26, 2014 and 1,800,000 stock options with an exercise price of $0.30 and an original expiry date of January 20, 2017 expired unexercised as a result of the acceleration of the expiry date of those options held by former directors and officers as they ceased to be service providers to the Company.

OFF BALANCE SHEET ARRANGEMENTS

As of the date hereof, management believes the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from those estimates. The Financial Statements for the years ended January 31, 2014 and 2013 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements for the years ended January 31, 2014 and 2013 and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following and are explained in detail in Note 2 of the audited consolidated financial statements for the years ended January 31, 2014 and 2013 which can be found on SEDAR www.sedar.com:

Critical accounting estimates

•	the inputs used in accounting for share based payment transactions in the consolidated statements of operations.
•	Contingencies, as noted above under “Contingencies” and in note 20 to the consolidated financial statements.

Critical accounting judgments

•	the categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments;
•	the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;
•	going concern presentation of the consolidated financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and
•	management's determination that the functional currency of the Company is the Canadian Dollar.

NEW ACCOUNTING PRONOUNCEMENTS

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.

(ii) IAS 32 – Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Earlier adoption is permitted.

CHANGE IN ACCOUNTING POLICIES

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s consolidated financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

IAS 1 Presentation of Financial Statements

IAS 1 was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 was issued by the IASB in May 2011 and supersedes IAS 28-Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 defines significant influence as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. IAS 28 also provides guidance on how the equity method of accounting is to be applied and also prescribes how investments in associates and joint ventures should be tested for impairment. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s consolidated financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

•	to ensure sufficient financial flexibility to achieve the ongoing business objectives; and
•	to maximize shareholder return through enhancing the share value.

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

The Company's equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at January 31, 2014 was a deficiency of $13,557 (January 31, 2013 - deficiency of $147,784). Note that included in the consolidated statements of financial position presented is a deficit of $39,193,127 as at January 31, 2014 (January 31, 2013 - $39,262,352).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2014. The Company is not subject to external capital requirements.

FINANCIAL RISK FACTORS

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate and foreign currency risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2014, the Company had a cash balance of $16,807 (January 31, 2013 - $201,565) to settle current liabilities of $35,917 (January 31, 2013 - $3,195,672). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

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

Foreign currency risk

The Company's functional and reporting currency was previously the United States dollar and major purchases were transacted in United States dollars. Subsequent to the dissolution of Manhattan, the functional currency of the Company changed to Canadian dollars and major purchases are transacted in Canadian dollars.

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors below.

Possible Strategic Opportunities and Transactions

With the disposal of its remaining property interests, the Company has no mining properties and no business operations and is currently seeking suitable assets or business opportunities to acquire or merge with. The Company will evaluate from time to time strategic opportunities to acquire or invest in assets and businesses. These acquisitions or investments may be significant in size, may change the scale of the Company’s business and may expose it to new geographic, political, operating, financial and geological risks. In addition, the Company will from time to time seek possible strategic opportunities that may be in the best interests of the Company and accretive to its shareholders. The Company’s success in pursuing any such strategic opportunities depends on, among other things, its ability to identify suitable candidates and enter into arrangements with such candidates on acceptable terms. Any strategic opportunity that the Company may pursue would be accompanied by risks, such as the difficulty of completing a strategic transaction the inability of management to maximize the financial and strategic position of the Company; additional expenses and resources associated with pursuing and/or completing such opportunities; possible dilution of the Company’s shareholders or its interest in its subsidiaries, joint ventures and/or assets; and potential unknown risks and liabilities associated with assets and businesses in whom the Company invests or enters into some other strategic transaction, among other things. There can be no assurance that the Company will be successful in identifying, pursuing or completing any proposed or future strategic opportunity or that the Company will be successful in overcoming any risks associated with any proposed, completed or future strategic opportunity pursued by the Company. Accordingly, such strategic opportunities and transactions may have a material adverse effect on the Company’s business, results of operations, financial condition, assets, cash flows and liquidity. In addition, there may be no right for shareholders to evaluate the merits or risks of any future strategic transaction undertaken by the Company except as required by applicable laws and regulations.

Ability to Continue as a Going Concern

The Company’s ability to continue as a going concern is uncertain and is dependent upon its ability to identify assets or business opportunities to acquire or merge with. Success in identifying a new assets or business is uncertain. Furthermore, the Company has limited working capital to pursue such opportunities. Unless the Company can identify a suitable assets or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to continue as a going concern. Any material delays, or failure of, identifying a suitable business opportunity and/or obtaining additional financing in the near term is likely to have a material adverse impact on the business, operations and prospects of the Company and the ability of the Company to raise adequate financing and re-commence business operations, which in turn is likely to have a material adverse impact on the Company's business, assets and financial condition.

Capital Investment

Due to the recent downturn in mining and financial markets, it has become significantly more difficult for junior exploration companies to effect financings. If and when the Company seeks to secure financing, in connection with a merger and acquisition transaction or otherwise, there is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favorable. If the Company is unable to raise capital now or when required in the future, and other financing sources are not available, the Company may be required to further reduce general and administrative expenses. Any such action could have a materially adverse effect on the business, operations and future prospects of the Company and could cause the Company to cease operations or no longer continue to operate as a going concern.

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Litigation Risk

The Company has been named as a defendant in various legal proceedings as noted above under “Contingencies”, some of which have been settled, but may be threatened with, or named as a defendant in, or may become subject to additional legal proceedings. Defending lawsuits could require substantial amounts of management attention, which could divert its focus from operations and could materially adversely affect the Company’s financial condition. A significant judgment against the Company or the imposition of a significant fine or penalty as a result of a finding that the Company failed to comply with laws or regulations could have a significant adverse impact on the Company’s business, financial condition and results of operations.

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

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The following tables sets forth a breakdown of the components of general and administrative expenditures and exploration and evaluation expenditures on mineral properties for the Company, for the year ended January 31, 2014 and 2013.

General and Administrative:

	Year Ended January 31,
	2014 ($)	2013 ($)
Corporate development	12,803	180,146
Insurance	25,795	28,533
Office and general	35,530	30,643
Professional fees	(45,439)	1,024,556
Consulting, wages and salaries	443,194	511,545
Share-based payments	(109,866)	429,496
Travel	25,675	38,938
Depreciation	-	379
Total	387,692	2,244,236

Exploration and Evaluation Expenditures on Mineral Properties:

	Year Ended January 31,
	2014 ($)	2013 ($)
Goldwedge Project
Travel	-	27,709
Mine development costs	-	1,878,956
Drilling	-	71,884
Consulting, wages and salaries	-	736,060
Office and general	-	130,011
Supplies, equipment and transportation	-	48,240
Claim staking and maintenance fees	-	11,743
Milling costs	-	161,474
Depreciation	-	104,819

	Year Ended January 31,
	2014 ($)	2013 ($)
Net proceeds from sale of exploration and development ore	-	(367,521)
Total Goldwedge Project	-	2,803,375

Piñon Project
Property acquisition costs	-	46,158
Consulting, wages and salaries	-	20,859
Office and general	-	11,479
Claim staking and maintenance fees	-	26,200
Total Piñon Project	-	104,696

Fondaway Canyon and Dixie-Comstock Projects
Property acquisition costs	35,000	35,000
Claim staking and maintenance fees	-	32,817
Consulting, wages and salaries	19,711	-
Travel	5,714	-
Office and general	3,148	-
Total Fondaway Canyon and Dixie-Comstock Projects	63,573	67,817

Kentucky Project
Office and general	20,102	7,521
Penalty	-	145,000
Depreciation	3,558	8,796
Total Kentucky Project	23,660	161,317
Total exploration activities	87,233	3,137,205

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

The accompanying notes are an integral part of these consolidated financial statements

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

The accompanying notes are an integral part of these consolidated financial statements

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

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of sundry receivables that are included in the consolidated statements of financial position;
•	the inputs used in accounting for share based payment transactions in the consolidated statements of operations.
•	Contingencies - See note 19

Critical accounting judgments

•	the categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments;
•	management's assumption of material restoration, rehabilitation and environmental obligations, based on the facts and circumstances that existed during the period;
•	the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

3.	Significant Accounting Policies (Continued)

[b] Accounting polices (continued)

Significant accounting judgments and estimates (continued) Critical accounting judgments (continued)

•	going concern presentation of the consolidated financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and
•	Management's determination that the functional currency of the Company and each of its subsidiaries is

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

•	fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
•	financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
•	disclosures regarding the fair value hierarchy have been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
•	a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
•	a narrative must be provided discussing the sensitivity of fair value measurements categorized under Level 3 of the fair value hierarchy to significant unobservable inputs; and
•	information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

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

4.	Capital Management

The Company manages its capital with the following objectives:

•	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
•	to maximize shareholder return through enhancing the share value.

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

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

•	The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2013, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, net income (loss) and comprehensive income (loss) for the year ended January 31, 2013 would have been approximately $3,000 higher/lower. Similarly, as at January 31, 2013, reported shareholders' equity would have been approximately $3,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

•	Cash, sundry receivables, and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2013, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, it would affect net income (loss) and comprehensive income (loss) by approximately $104,000.

Royal Standard Minerals Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
January 31, 2013 and 2012

5.	Property and Financial Risk Factors (Continued) (c) Sensitivity analysis (continued)

•	Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold and precious metals. Gold and precious metals have fluctuated widely in recent years. There is no assurance that, even if commercial quantities of gold and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of gold and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As of January 31, 2013, the Company is not a gold or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

6.	Marketable Securities

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

Critical accounting estimates

•	the recoverability of sundry receivables that are included in the consolidated statements of financial position;
•	the inputs used in accounting for share based payment transactions in the consolidated statements of operations.
•	Contingencies, as noted above under “Contingencies” and in note 19 to the consolidated financial statements.

Critical accounting judgments

•	the categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments;
•	management's assumption of material restoration, rehabilitation and environmental obligations, based on the facts and circumstances that existed during the period;
•	the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Year Ended January 31, 2013
Discussion Dated May 24, 2013

•	going concern presentation of the consolidated financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and
•	management's determination that the functional currency of the Company and each of its subsidiaries is the United States Dollar.

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

IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

•	fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
•	financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
•	disclosures regarding the fair value hierarchy have been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
•	a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
•	a narrative must be provided discussing the sensitivity of fair value measurements categorized under Level 3 of the fair value hierarchy to significant unobservable inputs;
•	and information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

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

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

•	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
•	to maximize shareholder return through enhancing the share value.

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

•	The Company’s marketable securities are subject to fair value fluctuations. As at January 31, 2013, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, net income (loss) and comprehensive income (loss) for the year ended January 31, 2013, would have been approximately $3,000 higher/lower. Similarly, as at January 31, 2013, reported shareholders’ deficiency would have been approximately $3,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
•	Cash, sundry receivables and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2013, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net income (loss) and comprehensive income (loss) would be affected by approximately $104,000.
•	Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As at January 31, 2013 and the date hereof, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company’s liquidity and its ability to meet its ongoing obligations. See “Risk Factors”.

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

	January 31, 2013 $	January 31, 2012 $
Detail
Corporate development	180,146	263,251
Insurance	28,533	22,841
Office and general	30,643	1,719
Professional fees	1,024,556	1,489,989
Consulting, wages and salaries	511,545	526,446
Share-based payments	429,496	503,942
Travel	38,938	-
Depreciation	379	931

Total	2,244,236	2,809,119

Item 18. Exhibits.

Exhibit No.	Description of Exhibit

1.1	Articles of Incorporation of the Company, as amended. (incorporated by reference to Exhibit 1.1 to Form 20-F filed with the SEC on June 14, 2012).

1.2	By-law No. 2 of the Company (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on January 12, 2012).

2.1	Shareholder Rights Plan Agreement dated December 23, 2010 between the Company and Equity Financial Trust Company (incorporated by reference to Exhibit 2.1 to the Company’s Amendment to Annual Report on Form 20-F/A for the fiscal year ended January 31, 2012 filed with the SEC on June 14, 2012).

2.2	Amendment to Shareholder Rights Plan Agreement dated January 8, 2014 between the Company and Equity Financial Trust Company (incorporated by reference to Exhibit 99.9 to Form 6-K filed with the SEC on February 3, 2014).

12.1	Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

13.1	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of MNP LLP.*

*	Filed herewith.
#	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROYAL STANDARD MINERALS INC.
(Registrant)

/s/ Lonnie Kirsh
Name: Lonnie Kirsh
Title: President and Chief Executive Officer

Dated: April 29, 2016

