Form 20-F
period 2015-01-31
ROYAL STANDARD MINERALS INC
filed 2016-05-03
CIK 1027162

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2015

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

As of January 31, 2015: 920,835,502 Common Shares, without par value

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

Unless otherwise indicated, all dollar amounts in this report are presented in U.S. dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2015, based upon the Bank of Canada noon exchange rate, was U.S.$1.00 = Cdn$1.2711.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The tables below present selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2015, 2014, 2013, 2012 and 2011. The selected financial data presented herein for the fiscal years ended January 31, 2015, 2014, 2013, 2012 and 2011 is prepared in accordance with International Financial Reporting Standards. The financial data includes the accounts of the Company and, , where applicable, its previously wholly-owned subsidiaries, Kentucky Standard Energy Company, Inc. (“Kentucky”), and Manhattan Mining Co. (“Manhattan”), both United States companies which were dissolved during the fiscal year ended January 31, 2014 . See “Item 4. Information on the Company”.

Royal Standard Minerals Inc.
(An Exploration Stage Enterprise)
Consolidated Financial Statement Data
For the Years Ended January 31
(Expressed in US Currency)

	2015	2014	2013

Revenue	$0	$0	$0
Finance Income	$0	$9,138	$7,274
Expenses	$(57,174)	$(474,925)	$(5, 381,441)
Net income (loss) for the year	$(57,174)	$69,225	$5,291,142
Deficit, beginning of year	$(39,193,127)	$(39,262,352)	$(44,553,494)
Income (loss) per common share:
Basic income (loss) per share	$0.00	$0.00	$0.06
Diluted income (loss) per share	$0.00	$0.00	$0.06
Weighted Average Shares
Outstanding-Basic	920,835,502	116,053,396	83,885,036
Outstanding-Diluted	920,835,502	116,053,396	83,986,566

Balance Sheet	January 31, 2015	January 31, 2014	January 31, 2013
Current Assets	$6,029	$22,360	$2,943,569
Equipment, net	$0	$0	$23,716
Total Assets	$6,029	$22,360	$3,155,535
Current Liabilities	$69,076	$35,917	$3,195,672
Net Assets	$(63,047)	$(13,557)	$(147,784)

2

	2012	2011

Revenue	$0	0
Finance Income	$4,291	3,221
Expenses	$(5,763,475)	$(1,786,180)
Net income (loss) for the year	$(6,451,698)	$(1,632,845)
Deficit, beginning of year	$(38,101,796)	$(36,468,951)
Income (loss) per common share:
Basic income (loss) per share	$(0.08)	$(0.02)
Diluted income (loss) per share	$(0.08)	$(0.02)
Weighted Average Shares
Outstanding-Basic	83,853,825	83,853,825
Outstanding-Diluted	83,853,825	83,853,825

Balance Sheet	January 31, 2012	January 31, 2011
Current Assets	$935,828	$215,315
Equipment, net	$2,084,336	$453,733
Total Assets	$3,653,198	$1,206,908
Current Liabilities	$6,120,109	$935,688
Net Assets	$(5,810,547)	$39,210

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

The operations of the Company involve a number of substantial risks and the securities of the Company are highly speculative in nature. See the risk factors found in the Management’s Discussion and Analysis for the fiscal year ended January 31, 2015, included in Item 17 of this Form 20-F.

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

The registered office of Royal Standard Minerals Inc. is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5.

Project Expenditures

The Company’s Fondaway Canyon and Dixie-Comstock Projects were sold on August 9, 2013. Cumulative expenditures to January 31, 2015 and 2014 were $597,020. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. A table of detailed expenditures follows:

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

Project Expenditures

Kentucky, which previously held certain interests in coal projects located in eastern Kentucky, was dissolved during the fiscal year ended January 31, 2014. Cumulative expenditures to January 31, 2015 and 2014 on the Kentucky projects were $1,765,455. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

A table of detailed expenditures follows:

				Cumulative from
				date of inception
	January 31,	January 31,	January 31,	of exploration
For the years ending	2014	2013	2012	phase
Kentucky Project
Opening balance	$1,741,795	$1,580,478	$1,483,556	$0
Property acquisition costs	$0	$0	$0	$418,000
Travel	$0	$0	$12,764	$38,815
Reclamation costs	$0	$0	$0	$22,646
Professional fees	$0	$0	$2,400	$98,539
Consulting, wages and salaries	$0	$0	$46,300	$302,972
Office and general	$20,102	$7,521	$12,794	$152,120
Penalty	$0	$145,000	$0	$145,000
Supplies, equipment and transportation	$0	$0	$10,552	$424,511
Rent	$0	$0	$0	$94,010
Amortization	$0	$0	$0	$0
Depreciation	$3,558	$8,796	$12,112	$68,842
Activity during the period	$23,660	$161,317	$96,922	$1,765,455
Closing balance	$1,765,455	$1,741,795	$1,580,478	$1,765,455

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

Year Ended January 31, 2015 Compared to the Year Ended January 31, 2014

The Company’s net loss for the year ended January 31, 2015 was $57,174 ($0.00 loss per share) and for the year ended January 31, 2014 was an income of $69,225 ($0.00 income per share), an increase in net loss of $126,399. The increase in net loss relates mainly to a reduction of gain on dissolution of subsidiary from $402,782 in the year ended January 31, 2014 to $nil in 2015 and reduction in gain on sale of property interests and related assets from $123,228 in the year ended January 31, 2014 to $nil in 2015. The reduced gain is offset by a lower general and administrative expense of $57,174 for the year ended January 31, 2015 compared to $387,692 for the year ended January 31, 2014. The decrease in general and administrative expenses of $330,518 was primarily a result of lower office and general expenses, wages and salaries, insurance, travel and share-based payments as a result of the Company no longer having any active mineral exploration business operations. As a result of the sale of all property interests in the prior year the Company’s exploration and evaluation expenditures for the year ended January31, 2015 was $nil, compared to $87,233 for the year ended January 31, 2014.

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

During the year ended January 31, 2015, the cash resources of the Company were reduced by $12,772. The decrease in cash resources is a result of cash used in operating, offset partially by cash provided by financing activities from notes payable issued. There is no assurance that equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. (See “Item 3.D. - Risk Factors”).

Year Ended January 31, 2015 Compared to the Year Ended January 31, 2014

As at January 31, 2015, the Company had cash and cash equivalents of $4,035 compared to $16,807 as at January 31, 2014, to settle current liabilities of $69,076 compared to $35,917 as at January 31, 2014.

Cash used in operating activities was $28,054 for the year ended January 31, 2015. During the year ended January 31, 2015, the Company experienced a net increase of $21,436 in non-cash working capital items, which was due to a decrease in sundry receivables and prepaid of $3,559 and increase in accounts payable and accrued liabilities of $17,877. Cash provided by financing activities was $15,282 for the year ended January 31, 2015 due to notes payable advanced from a shareholder.

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

The Company did not grant any option-based awards to executive officers or directors during the year ended January 31, 2015.

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

					Non-equity incentive plan compensation ($)
Name and Principal Position	Fiscal Year Ended January 31	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension Value ($)	All other compensation ($)		Total compensation ($)
Lonnie Kirsh	2015	Nil	Nil	Nil	Nil	Nil	N/A	19,899	(4)	19,899
President & Chief Executive Officer	2014	Nil	Nil	Nil	Nil	Nil	N/A	Nil		Nil
Daniel Crandall	2015	Nil	Nil	Nil	Nil	Nil	N/A	13,027	(3)	13,027
Chief Financial Officer	2014	Nil	Nil	Nil	Nil	Nil	N/A	750	(3)	750
Philip Gross,
Interim President	2014	330,000	Nil	Nil	Nil	Nil	N/A	Nil		330,000
& Chief Executive Officer(1)	2013	180,000	Nil	Nil	Nil	Nil	N/A	75,000		255,000
Ike Makrimichalos
Chief Financial	2014	91,985	Nil	Nil	Nil	Nil	N/A	Nil		91,985
Officer(2)	2013	122,088	Nil	Nil	Nil	Nil	N/A	Nil		122,088

Notes:

(1)	Mr. Gross ceased to be President and Chief Executive Officer on January 16, 2014.

(2)	Mr. Makrimichalos ceased to be Chief Financial Officer on January 16, 2014.

(3)	Pursuant to a consulting agreement, Marrelli Support Services Inc., a corporation of which Mr. Crandall is a senior employee, was paid $13,027 during the year ended January 31, 2015 ($750 during the year ended January 31, 2014).

(4)	The Company received legal services of $19,899 during the year ended January 31, 2015 from Kirsh Securities Law Professional Corporation, a law firm owned by Mr. Kirsh.

Incentive Plan Awards for Named Executive Officers

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each Named Executive Officer outstanding at the end of the financial year ended January 31, 2015.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (U.S. $)	Option expiration date	Value of unexercised in-the- money options ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Lonnie Kirsh	Nil	Nil	Nil	Nil	Nil	Nil
Daniel Crandall	Nil	Nil	Nil	Nil	Nil	Nil

See “Compensation Discussion and Analysis – Elements of the Compensation Program” and “Compensation Discussion and Analysis-Option-based Awards.”

Incentive Plan Awards – Value Vested or Earned During the Year

There was no value of option-based awards granted to Named Executive Officers which vested during the year ended January 31, 2015. The Company has not granted any share based awards nor does it have a non-equity compensation plan.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments of benefits at, following or in connection with retirement, or provide for retirement or deferred compensation plans for its Named Executive Officers or directors.

Compensation of Directors

Summary Compensation Table for Directors

The following table sets forth all amounts of compensation provided to the non-executive directors of the Company for the financial year ended January 31, 2015.

Name (a)	Fees earned ($) (b)	Share- based awards ($) (c)	Option- based awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensa- tion ($) (g)	Total ($) (h)
Carmelo Marrelli	Nil	Nil	Nil	Nil	Nil	Nil	Nil
George Duguay	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Board Fees

The Company does not anticipate paying any cash fees to directors until a merger or acquisition transaction is completed.

The directors are also entitled to receive stock options under the Stock Option Plan.

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each non-executive director outstanding at January 31, 2015.

		Option-based Awards				Share-based Awards
Name	Option	Number of securities underlying unexercised options (#)(1)	Option exercise price (U.S.$)	Option expiration date	Value of unexer- cised in-the- money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
(a)	grant date	(b)	(c)	(d)	(e)	(f)	(g)
Carmelo Marrelli	Nil	Nil	Nil	Nil	Nil	Nil	Nil
George Duguay	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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

D. Employees.

In addition to the officers identified above, at January 31, 2015 and 2014, the Company had no employees.

E. Share ownership.

		Number of Common	Percentage of Common
		Shares Beneficially	Shares Beneficially
		Owned as of	Owned as of January 31
Name	Office Held	January 31, 2015	2015
George Duguay	Director	278,960,559	30.29%
Carmelo Marrelli	Director	278,960,559	30.29%
Lonnie Kirsh	President and Chief Executive Officer and Director	278,960,559	30.29%
Daniel Crandall	Chief Financial Officer	Nil	0%

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

Paul G. Smith, a former director and Chairman of the Board, was the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company that provided financial services to the Company until April 5, 2013. Fees for services provided by Equity totaled $nil for the year ended January 31, 2015 (year ended January 31, 2014 - $4,822).

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("Marrelli Support"), a firm providing accounting services. Marrelli Support's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Limited. Fees for services provided by Marrelli Support totaled $13,027, for the year ended January 31, 2015 (year ended January 31, 2014 - $750). As at January 31, 2015, Marrelli Support was owed $1,967 and this amount was included in accounts payable and accrued liabilities (January 31, 2014 - $nil).

During the year ended January 31, 2015, the Company incurred fees totaling $740, (year ended January 31, 2014 - $nil) for filing services received from DSA Filing Services ("DSA"). Carmelo Marrelli is an officer and shareholder of DSA. As at January 31, 2015, DSA was owed $370 and this amount was included in accounts payable and accrued liabilities (January 31, 2014 - $nil).

During the year ended January 31, 2015, the Company incurred fees totaling $19,899, (year ended January 31, 2014 - $nil) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the President and Chief Executive Officer of the Company. An amount of $17,446 is included in accounts payable and accrued liabilities at January 31, 2015 (January 31, 2014 - $nil).

During the year ended January 31, 2015, the Company incurred fees totaling $4,038 (year ended January 31, 2014 - $nil) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $3,540 is included in accounts payable and accrued liabilities at January 31, 2015 (January 31, 2014 - $nil).

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Financial Statements
See note “18. Contingencies” in the notes to the above-referenced financial statements.

Dividends
The Company does not anticipate paying dividends in the foreseeable future.

B. Significant Changes.

IAS 32 Financial Instruments: Presentation (“IAS 32”)

IAS 32 – Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. At February 1, 2014, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements.

IFRS – Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 31, 2015, or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

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

OTC Bulletin Board (US$)

Period	High	Low

Fiscal year ended January 31, 2011	0.12	0.06
Fiscal year ended January 31, 2012	0.29	0.06
Fiscal year ended January 31, 2013	0.29	0.015
Fiscal year ended January 31, 2014	0.015	0.001
Fiscal year ended January 31, 2015	0.012	0.002

Period	High	Low
Quarter ended April 30, 2013	0.015	0.003
Quarter ended July 31, 2013	0.004	0.002
Quarter ended October 31, 2013	0.009	0.001
Quarter ended January 31, 2014	0.005	0.002
Quarter ended April 30, 2014	0.010	0.002
Quarter ended July 31, 2014	0.012	0.003
Quarter ended October 31, 2014	0.007	0.002
Quarter ended January 31, 2015	0.004	0.002

Period	High	Low
August 2014	0.007	0.002
September 2014	0.002	0.002
October 2014	0.003	0.002
November 2014	0.004	0.002
December 2014	0.002	0.002
January 2015	0.003	0.002

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

Liquidity risk. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2015, the Company had a cash balance of $4,035 (January 31, 2014 - $16,807) to settle current liabilities of $69,076 (January 31, 2014 - $35,917). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

It is expected the Company will be funded by shareholder loans or private placements from related parties until the Company finds an asset or business to incorporate into the Company.

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

(b) Foreign currency risk

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

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures.

As of January 31, 2015 and based on their evaluations, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2015. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of January 31, 2015, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

D. Changes in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended January 31, 2015 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

MNP LLP (MSCM LLP prior to its merger with MNP LLP) has served as the Company’s auditing firm since March 26, 2009. Aggregate fees billed to the Company for professional services rendered by MNP LLP and its affiliates during the fiscal years ended January 31, 2015 and January 31, 2014 are detailed below:

	Year Ended January 31,
	(Cdn$)
	2015		2014
Audit Fees		$6,500	$10,000
Audit-Related Fees	$		$0
Tax Fees	$		$0
All Other Fees	$		$0

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

Of the total aggregate fees paid by the Company to its accountants during the fiscal year ended January 31, 2015, none of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of this annual report on Form 20-F.

•	Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2015 and 2014. Consolidated Statements of Financial Position of Royal Standard Minerals Inc. as at January 31, 2015 and January 31, 2014.
•	Consolidated Statements of Operations of Royal Standard Minerals Inc. for the years ended January 31, 2015 and 2014.
•	Consolidated Statements of Comprehensive Loss of Royal Standard Minerals Inc. for the years ended January 31, 2015 and 2014.
•	Consolidated Statements of Changes in Shareholders’ Equity of Royal Standard Minerals Inc. for the years ended January 31, 2015 and 2014.
•	Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2015 and 2014.
•	Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.
•	Management's Discussion and Analysis for the year ended January 31, 2015.
•	Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2014 and 2013. Consolidated Statements of Financial Position of Royal Standard Minerals Inc. as at January 31, 2014 and, January 31, 2013.
•	Consolidated Statements of Operations of Royal Standard Minerals Inc. for the years ended January 31, 2014 and 2013.
•	Consolidated Statements of Comprehensive Loss of Royal Standard Minerals Inc. for the years ended January 31, 2014 and 2013.
•	Consolidated Statements of Shareholders' Equity of Royal Standard Minerals Inc. for the years ended January 31, 2014 and 2013.
•	Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2014 and 2013.
•	Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.
•	Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012. Consolidated Statements of Financial Position of Royal Standard Minerals Inc. as at January 31, 2013 and, January 31, 2012.
•	Consolidated Statements of Operations of Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012.
•	Consolidated Statements of Comprehensive Loss of Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012.
•	Consolidated Statements of Shareholders' Equity of Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012.
•	Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2013 and 2012.
•	Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with International Financial Reporting Standards and are expressed in United States dollars.

Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Consolidated Financial Statements

Years Ended January 31, 2015 and 2014

Independent Auditor's Report

To the Shareholders of Royal Standard Minerals Inc.

We have audited the accompanying consolidated financial statements of Royal Standard Minerals Inc., which comprise the consolidated statements of financial position as at January 31, 2015 and 2014, and the consolidated statements of operations, comprehensive (loss) income, changes in shareholders' deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Royal Standard Minerals Inc. as at January 31, 2015 and 2014, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on Royal Standard Minerals Inc.'s ability to continue as a going concern.

Mississauga, Ontario

May 22, 2015

Royal Standard Minerals Inc.
Consolidated Statements of Financial Position
(Expressed in United States Dollars)

	As at	As at
	January 31,	January 31,
	2015	2014
ASSETS

Current
Cash and cash equivalents	$4,035	$16,807
Sundry receivables and prepaids (Note 7)	1,994	5,553

Total assets	$6,029	$22,360

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$53,794	$35,917
Notes payable (Notes 11 and 17)	15,282	-

Total liabilities	69,076	35,917

Shareholders' Deficiency
Share capital (Note 13(b))	28,273,230	28,273,230
Reserves	10,900,438	10,900,438
Accumulated deficit	(39,250,301)	(39,193,127)
Accumulated other comprehensive income	13,586	5,902

Total shareholder's deficiency	(63,047)	(13,557)

Total liabilities and shareholders' deficiency	$6,029	$22,360

The Company and Operations and Going Concern (Note 1)

Contingencies (Note 18)

Subsequent event (Note 21)

Approved by the Board:

"Carmelo Marrelli"	"George Duguay"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.

Consolidated Statements of Operations

(Expressed in United States Dollars)

	Years Ended
	January 31,
	2015	2014

Expenses
Exploration and evaluation expenditures (Note 8)	$-	$87,233
General and administrative (Note 19)	57,174	387,692

	57,174	474,925

Operating loss	(57,174)	(474,925)

Finance income	-	9,138
Impairment of marketable securities (Note 6)	-	(30,000)
Gain on sale of property interests and related assets (Note 8(a))	-	123,228
Gain on dissolution of subsidiary (Note 3)	-	402,782
Write-off of accounts payable and accrued liabilities	-	22,197
Gain on settlement and release (Note 8(b))	-	48,091
Foreign currency translation adjustment	-	(31,286)

Net (loss) income for the year	$(57,174)	$69,225

Basic (loss) income per share (Note 15)	$(0.00)	$0.00
Diluted (loss) income per share (Note 15)	$(0.00)	$0.00

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.

Consolidated Statements of Comprehensive (Loss) Income

(Expressed in United States Dollars)

	Years Ended
	January 31,
	2015	2014

Net (loss) income for the year	$(57,174)	$69,225

Other comprehensive income
Item that will not be reclassified subsequently to income
Foreign currency translation	7,684	5,902

Comprehensive (loss) income for the year	$(49,490)	$75,127

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.

Consolidated Statements of Changes in Shareholders' Deficiency

(Expressed in United States Dollars)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income	Total

Balance, January 31, 2013	$28,104,264	$11,010,304	$(39,262,352)	$-	$(147,784)
Private placement - common shares	16,400	-	-	-	16,400
Shares issued for settlement of accounts payable and accrued liabilities	152,566	-	-	-	152,566
Foreign currency translation	-	-	-	5,902	5,902
Share-based payments	-	(109,866)	-	-	(109,866)
Net income for the year	-	-	69,225	-	69,225

Balance, January 31, 2014	28,273,230	10,900,438	(39,193,127)	5,902	(13,557)
Foreign currency translation	-	-	-	7,684	7,684
Net (loss) for the year	-	-	(57,174)	-	(57,174)

Balance, January 31, 2015	$28,273,230	$10,900,438	$(39,250,301)	$13,586	$(63,047)

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Years Ended
	January 31,
	2015	2014

Operating activities
Net (loss) income for the year	$(57,174)	$69,225
Operating items not involving cash:
Depreciation	-	3,558
Accretion in asset retirement obligations	-	5,280
Share-based payments	-	(109,866)
Shares issued for settlement of accounts payable and accrued liabilities	-	152,566
Impairment of marketable securities	-	30,000
Gain on sale of property interests	-	(123,228)
Gain on dissolution of subsidiary	-	(402,782)
Lawsuit settlement	-	(8,000)
Gain on settlement and release	-	(48,091)
Write-off of accounts payable and accrued liabilities	-	(22,197)
Foreign exchange	7,684	5,902
Changes in non-cash working capital:
Sundry receivables and prepaids	3,559	2,706,451
Accounts payable and accrued liabilities	17,877	(1,983,204)

Cash (used in) provided by operating activities	(28,054)	275,614

Financing activities
Private placement - common shares	-	16,400
Notes payable	15,282	-
Other repayments	-	(600,000)
Proceeds from sale of property interests and related assets, net of transaction costs	-	123,228

Cash provided by (used in) financing activities	15,282	(460,372)

Change in cash and cash equivalents	(12,772)	(184,758)
Cash and cash equivalents, beginning of year	16,807	201,565

Cash and cash equivalents, end of year	$4,035	$16,807

The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders. The Company was previously engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America but has disposed of these interests. The Company is continued under the Canada Business Corporations Act and its common shares are quoted in the United States of America on the Over-the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5, Canada.

The consolidated financial statements were approved by the Board of Directors on May 22, 2015.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company had a loss of $57,174 during the year ended January 31, 2015 (year ended January 31, 2014 - income of $69,225) and has an accumulated deficit of $39,250,301 (January 31, 2014 - $39,193,127). In addition, the Company has a working capital deficiency of $63,047 at January 31, 2015 (January 31, 2014 - $13,557).

There is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not reflect the adjustments, to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

2.	Significant Accounting Policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee of the IASB. The policies set out below have been consistently applied to all periods presented.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its previously wholly-owned subsidiaries up to the date of their dissolution, Kentucky Standard Energy Company, Inc. ("Kentucky") and Manhattan Mining Co. ("Manhattan"), both United States companies (see note 3). All intercompany transactions and balances have been eliminated upon consolidation.

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

2.	Significant Accounting Policies (Continued)

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided using the declining balance method using the following rates:

Exploration equipment	- 25% to 30%

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

Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and recorded in the exploration and evaluation expenditures, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Share-based payments

The fair value of the stock options granted to directors, officers and employees is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in note 14 and recorded as share-based payments expense over the vesting period of the stock options, with the offsetting credit recorded as an increase in reserves. The fair value of stock options issued to other than employees are measured at the fair value of the goods or services received unless this cannot be reliably estimated, and are recognized over the period of service. If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from reserves to share capital.

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

2.	Significant Accounting Policies (Continued)

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

Income per common share

Basic income per share is computed by dividing the income or loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted income per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

2.	Significant Accounting Policies (Continued)

Foreign currency translation

Effective November 7, 2013, the functional currency of the Company changed to Canadian dollars as a significant portion of the Company's expenses are denominated in Canadian dollars, the dissolution of Manhattan ended all of the Company's United States operations (see note 3) and future sources of financing are anticipated to be denominated in Canadian dollars. Prior to that time, the functional currency was the United States dollar. The change to the Company's functional currency has been accounted for in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates. All amounts in these financial statements are presented in US dollars ("presentation currency") since the United States dollar provides a more useful point of reference for investors.

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

i) Financial assets at fair value through profit or loss ("FVTPL")

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

The Company did not have any financial asset classified as available-for-sale at January 31, 2015.

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

2.	Significant Accounting Policies (Continued)

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

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

v) Other financial liabilities

Other financial liabilities are financial liabilities that are not classified as FVTPL. Subsequent to initial recognition, other financial liabilities that are not subject to hedge accounting, are measured at amortized cost using the effective interest method.

Accounts payable and accrued liabilities and note payable are classified as other financial liabilities. The Company does not currently apply hedge accounting.

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

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

2.	Significant Accounting Policies (Continued)

Financial instruments (continued)

vi) Financial instruments recorded at fair value

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs). As of January 31, 2015 and 2014, the financial asset measured at fair value is the Company's cash and cash equivalents.

Cash and cash equivalents is considered Level 1.

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

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

2.	Significant Accounting Policies (Continued)

Critical accounting estimates (continued)

Critical accounting judgments

•	the categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments;

•	the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;

•	going concern presentation of the consolidated financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and

•	management's determination that the functional currency of the Company is the Canadian Dollar.

Adoption of new accounting standards

IAS 32 – Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. At February 1, 2014, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements.

New standards not yet adopted and interpretations issued but not yet effective

IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company is in the process of assessing the impact of this pronouncement.

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

3.	Dissolution of Subsidiaries

(a) On September 5, 2013, the Kentucky Secretary of State accepted the articles of dissolution for Kentucky Kentucky and Kentucky has been dissolved. As a result, a gain on dissolution of subsidiary of $30,100 was recorded as a result of accounts payable and accrued liabilities dissolved.

(b) On November 7, 2013, the Nevada Secretary of State accepted the articles of dissolution for Manhattan and Manhattan has been dissolved. As a result, a gain on dissolution of subsidiary of $372,682 was recorded.

Net liabilities dissolved
Reclamation bonds	$9,550
Accounts payable and accrued liabilities	(379,254)
Asset retirement obligation	(2,978)

Total net liabilities dissolved	(372,682)

Total gain on sale	$372,682

4.	Capital Management

The Company manages its capital with the following objectives:

•	to ensure sufficient financial flexibility to achieve the ongoing business objectives; and
•	to maximize shareholder return through enhancing the share value.

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

The Company's equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at January 31, 2015 was a deficiency of $63,047 (January 31, 2014 - $13,557). Note that included in the consolidated statements of financial position presented is a deficit of $39,250,301 as at January 31, 2015 (January 31, 2014 - $39,193,127).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2015. The Company is not subject to external capital requirements.

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

5.	Financial Risk Factors

(a) Financial risk factors

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

(ii) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due (see note 1). As at January 31, 2015, the Company had a cash balance of $4,035 (January 31, 2014 - $16,807) to settle current liabilities of $69,076 (January 31, 2014 - $35,917). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Foreign currency risk

The Company's functional and reporting currency was previously the United States dollar and major purchases were transacted in United States dollars. Subsequent to the dissolution of Manhattan (see note 3), the functional currency of the Company changed to Canadian dollars and major purchases are transacted in Canadian dollars.

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

6.	Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"). Sharpe is a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. In the year ended January 31, 2014, as a result of the continued and significant decline in the market value and the delisting of the shares, the Company has taken a provision of loss of $30,000 and written down the investment to $nil.

7.	Sundry Receivables and Prepaids

	As at	As at
	January 31,	January 31,
	2015	2014

Sales tax receivables	$1,994	$5,193
Prepaid expenses	-	360

	$1,994	$5,553

8.	Exploration and Evaluation Expenditures on Mineral Properties

(a)	Fondaway Canyon and Dixie-Comstock Projects

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

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

8.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

(b)	Kentucky Project

Kentucky entered into a settlement and release agreement on August 27, 2013 with Pick & Shovel Mining ("Pick & Shovel") and Roger and Jacqueline Stacy pursuant to which in consideration of a cash settlement payment and transfer of certain equipment by Kentucky to Pick & Shovel, the parties resolved to waive and release any claims relating to a prior claim between the parties. In addition, Kentucky relinquished any interest in a bond posted on Permit No. 919-0066 and Pick & Shovel agreed to be solely responsible for such Permit and all related claims and issues asserted by the Kentucky Energy and Environment Cabinet.

Consideration paid
Cash	$8,000

Net liabilities settled
Reclamation bond	178,700
Equipment	20,158
Accounts payable and accrued liabilities	(145,000)
Asset retirement obligation	(109,949)

Total net liabilities settled	(56,091)

Total gain on settlement	$48,091

During the years ended January 31, 2015 and 2014, the Company's exploration and evaluation expenditures were as follows:

	Years Ended
	January 31,
	2015	2014

Fondaway Canyon and Dixie-Comstock Projects

Property acquisition costs	$-	$35,000
Consulting, wages and salaries	-	19,711
Travel	-	5,714
Office and general	-	3,148
	$-	$63,573

Kentucky Project

Office and general	$-	$20,102
Depreciation	-	3,558
	$-	$23,660

Total exploration activities	$-	$87,233

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

9.	Equipment

	Exploration
COST	equipment	Total
Balance, January 31, 2013	$89,000	$89,000
Sale of equipment (Note 8(b))	(89,000)	(89,000)
Balance, January 31, 2014 and 2015	$-	$-

	Exploration
ACCUMULATED DEPRECIATION	equipment	Total
Balance, January 31, 2013	$65,284	$65,284
Depreciation for the year	3,558	3,558
Sale of equipment (Note 8(b))	(68,842)	(68,842)
Balance, January 31, 2014 and 2015	$-	$-

Exploration
CARRYING AMOUNT	equipment	Total
Balance, January 31, 2014	$-	$-
Balance, January 31, 2015	$-	$-

Depreciation of exploration equipment is expensed to exploration and evaluation expenditures on the consolidated statements of operations.

10.	Accounts Payable and Accrued Liabilities

	As at	As at
	January 31,	January 31,
	2015	2014

Trade payables	$27,609	$18,375
Accrued liabilities	26,185	17,542

	$53,794	$35,917

11.	Notes Payable

On September 30, 2014, December 12, 2014 and January 31, 2015, the Company entered into promissory note arrangements for the purposes of covering accounting fees, whereby the Company borrowed CDN $13,452, CDN $3,912 and CDN $1,870, respectively, from C. Marrelli Services Limited (together the "Notes"). C. Marrelli Services Limited controls 278,960,559 common shares of the Company and is 100% owned by Carmelo Marrelli. The Notes are unsecured, bear interest at a rate of 2% per annum and are due on demand.

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

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

Year Ended
January 31,
2014

Balance, beginning of	$107,647
Reversal on dissolution of Manhattan (Note 3(b))	(2,978)
Accretion cost	5,280
Sale of AROs (Note 8(b))	(109,949)

Balance, end of year	$-

13.	Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, each without par value.

(b) Issued

	Shares	Amount

Balance, January 31, 2013	83,953,825	$28,104,264
Private placement - common shares (i)	81,227,436	16,400
Shares issued for settlement of accounts payable and accrued liabilities (ii)	755,654,241	152,566
Balance, January 31, 2014 and 2015	920,835,502	$28,273,230

(i) On January 17, 2014, the Company closed a non-brokered private placement of 81,227,436 common shares at CDN $0.0002216 per share for gross proceeds of CDN $18,000 ($16,400).

(ii) On January 17, 2014, the Company issued 755,654,241 shares at CDN $0.0002216 per share as settlement of accounts payable due to a trade creditor.

(iii) The issuance of shares on January 17, 2014 (Note 13(b)(i), (ii)) resulted in a change in the Company's major shareholders. See Note 17.

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

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

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. Options granted may be subject to vesting restrictions in the discretion of the board.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

The following table reflects the continuity of stock options for the years ended January 31, 2015 and 2014:

	Number of	Weighted Average
	Stock Options	Exercise Price

Balance, January 31, 2013	3,800,000	$0.27
Forfeited	(1,450,000)	$0.29
Balance, January 31, 2014	2,350,000	$0.25
Forfeited	(2,200,000)	$0.26
Expired	(150,000)	$0.10
Balance, January 31, 2015	-	$-

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

15.	Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Years Ended
	January 31,
	2015	2014

Numerator:
(Loss) income for the year	$(57,174)	$69,225

Denominator:
Weighted average number of common shares outstanding for basic (loss) income per share	920,835,502	116,053,396
Weighted average number of common shares outstanding for diluted (loss) income per share	920,835,502	116,053,396

Basic (loss) income per share	$(0.00)	$0.00
Diluted (loss) income per share	$(0.00)	$0.00

The stock options were not included in the computation of diluted (loss) income per share on January 31, 2014 as their inclusion would be anti-dilutive.

16.	Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 26.50% (2014 - 26.50%) to the amounts recognized in the consolidated statements of operations:

	Years Ended
	January 31,
	2015	2014

Net (loss) income before income taxes	$(57,174)	$69,225

Expected tax (recovery) expense at statutory rate	$(15,151)	$18,345
Permanent differences	-	(110,016)
Functional currency translation	447,091	332,059
Difference between Canadian and foreign tax rates	-	10,291
Tax effect of dissolution of US subsidiaries	-	10,549,174
Utilization of tax benefits not previously recognized	-	(42,375)
Tax benefits not recognized	(431,940)	(10,757,478)

Tax provision	$-	$-

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

16.	Income Taxes (Continued)

Deferred Tax Assets and Liabilities

Unrecognized deferred tax assets

Deferred tax assets are recognized for the carry-forward or unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized. The following represents the deductible temporary differences by jurisdiction which have not been recognized in the consolidated financial statements.

	2015	2014

Unclaimed non-capital losses	$6,707,041	$8,165,674
Excess of unclaimed resources pools over carrying value of exploration properties	1,213,136	1,384,465
	$7,920,177	$9,550,139

The excess of unclaimed resources pools over carrying value of exploration properties can be carried forward indefinitely. The unclaimed non-capital losses carried forward by expiry date:

		Canada
Expires	2026	$675,809
	2027	660,222
	2028	813,881
	2029	508,819
	2030	902,261
	2031	386,926
	2032	1,430,643
	2033	933,825
	2034	349,675
		$6,707,041

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

17.	Related Party Transactions and Balances

Remuneration of Directors and key management personnel of the Company was as follows:

	Years Ended
	January 31,
	2015	2014

Salaries and benefits paid to directors and officers (2)	$-	$442,925
Share-based payments (1)	$-	$(109,866)

(1) Negative amount is the result of the reversal of previously recorded share-based payments on forfeited unvested options.

(2) Salaries and benefits include director fees. The Board of Directors do not have employment or service contracts with the Company. Also included above are the fees for the previous Interim President and Chief Executive Officer and previous Chief Financial Officer whose fees for services for the year ended January 31, 2014 were $330,000 and $91,985, respectively.

Paul G. Smith, a former director and Chairman of the Board, was the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company that provided financial services to the Company until April 5, 2013. Fees for services provided by Equity totaled $nil for the year ended January 31, 2015 (year ended January 31, 2014 - $4,822).

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("Marrelli Support"), a firm providing accounting services. Marrelli Support's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Limited. Fees for services provided by Marrelli Support totaled $13,027, for the year ended January 31, 2015 (year ended January 31, 2014 - $750). As at January 31, 2015, Marrelli Support was owed $1,967 and this amount was included in accounts payable and accrued liabilities (January 31, 2014 - $nil).

During the year ended January 31, 2015, the Company incurred fees totaling $740, (year ended January 31, 2014 - $nil) for filing services received from DSA Filing Services ("DSA"). Carmelo Marrelli is an officer and shareholder of DSA. As at January 31, 2015, DSA was owed $370 and this amount was included in accounts payable and accrued liabilities (January 31, 2014 - $nil).

At January 31, 2015, notes payable of $15,282 (CDN $19,234) (January 31, 2014 - $nil) are owed to C. Marrelli Services Limited for advances to cover accounting fees. The notes payable are unsecured, bear interest at 2% per annum and are due on demand (note 11). The interest expense pertaining to the notes payable for the year ended January 31, 2015 is $173 (year ended January 31, 2014 - $nil).

During the year ended January 31, 2015, the Company incurred fees totaling $19,899, (year ended January 31, 2014 - $nil) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the President and Chief Executive Officer of the Company. An amount of $17,446 is included in accounts payable and accrued liabilities at January 31, 2015 (January 31, 2014 - $nil).

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

17.	Related Party Transactions and Balances (Continued)

During the year ended January 31, 2015, the Company incurred fees totaling $4,038 (year ended January 31, 2014 - $nil) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $3,540 is included in accounts payable and accrued liabilities at January 31, 2015 (January 31, 2014 - $nil).

To the knowledge of the directors and senior officers of the Company, as at January 31, 2015, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

		Percentage of
	Number of	outstanding
Major Shareholder	common shares	common shares

Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
C. Marrelli Services Limited	278,960,559	30.29%

None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

18.	Contingencies

The Company’s previous wholly-owned subsidiary, Manhattan, received several documents filed in various district courts, one in Shelby County Chancery Court, Memphis, Tennessee and one in Elko County District Court, Elko, Nevada, from certain suppliers seeking payment of unpaid services provided to Manhattan and where applicable, interest and court costs. In addition, one of the suppliers is seeking compensation for unjust enrichment. Management of Manhattan attempted to settle both claims on several occasions, but was unsuccessful.

Manhattan has been dissolved and the Company is not liable to settle these claims.

19.	General and Administrative

	Years Ended
	January 31,
	2015	2014

Corporate development	$2,724	$12,803
Insurance	-	25,795
Office and general	2,418	35,530
Professional fees (Note 17)	47,956	(45,439)
Wages and salaries (Note 17)	-	443,194
Share-based payments (Note 17)	-	(109,866)
Travel	38	25,675
Consulting fees (Note 17)	4,038	-
	$57,174	$387,692

Royal Standard Minerals Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars)

January 31, 2015 and 2014

20.	Segmented Information

The Company's operations comprise a single reporting segment which is currently inactive. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent segment amounts.

21.	Subsequent Event

Subsequent to January 31, 2015, the Company obtained separate promissory notes of CDN$4,000 from each of George Duguay, C. Marrelli Services Inc. and Lonnie Kirsh, for total promissory notes of CDN$12,000. These notes are unsecured, bear interest at an annual rate at 2% and are due on demand.

ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION

AND ANALYSIS

YEAR ENDED JANUARY 31, 2015

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

This Management Discussion and Analysis (“MD&A”) is dated May 22, 2015 and unless otherwise noted, should be read in conjunction with the Company’s audited consolidated financial statements for the years ended January 31, 2015 and 2014 and the notes thereto. Results are reported in United States dollars, unless otherwise noted. The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the year ended January 31, 2015 are not necessarily indicative of the results that may be expected for any future period.

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

The Company’s common shares are quoted in the United States of America on the Over the Counter Bulletin Board “OTC:BB”, under the symbol RYSMF. The Company’s is currently considered delinquent in its SEC filings until such time as it files a Form 20-F Annual Report for the fiscal year ended January 31, 2014.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements	Assumptions	Risk factors
The Company will be able to continue its business activities.	The Company has anticipated all material costs and the operating activities of the Company, and such costs and activities will be consistent with the Company’s current expectations; the Company will be able to obtain shareholder loans or equity funding when required.	Unforeseen costs to the Company will arise; any particular operating cost increase or decrease from the date of the estimation; and capital markets not being favourable for funding and/or related parties discontinue funding the Company resulting in the Company not being able to obtain financing when required or on acceptable terms.
The Company will be able to carry out anticipated business plans.	The operating activities of the Company for the twelve months ending January 31, 2016, will be consistent with the Company’s current expectations.	Sufficient funds not being available; increases in costs; the Company may be unable to retain key personnel.

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

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

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

DESCRIPTION OF BUSINESS AND GOING CONCERN

The Company’s business activities are currently restricted to funding ongoing operations as a reporting issuer and to repaying existing creditors and is currently seeking new business opportunities. Success in identifying a suitable new asset or business for the Company is uncertain. Unless the Company can identify a suitable asset or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to continue as a going concern. Without a suitable asset or business opportunity and/or additional financing, the Company will be required to consider the basis on which it will continue as an entity. The Company has no operating revenues and therefore it must utilize current cash and cash equivalents to satisfy outstanding liabilities.

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company had a loss of $57,174 during the year ended January 31, 2015 (year ended January 31, 2014 - income of $69,225) and has an accumulated deficit of $39,250,301 (January 31, 2014 - accumulated deficit of $39,193,127). In addition, the Company has a working capital deficiency of $63,047 at January 31, 2015 (January 31, 2014 - working capital deficiency of $13,557).

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

The Company’s ability to continue to meet its obligations is uncertain and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company has no remaining mineral property interests and its business activities are currently restricted to funding ongoing operations as a reporting issuer and to repaying existing creditors and is currently focused on identifying suitable assets or businesses to acquire or merge with. Success in identifying a suitable new asset or business for the Company is uncertain. Furthermore, the Company has limited working capital to pursue such opportunities. Unless the Company can identify a suitable asset or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to repay its outstanding liabilities. If the Company is unable to extinguish all of its outstanding liabilities, the going concern assumption will not be valid. The financial statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

OVERALL PERFORMANCE

The Company’s net loss for the year ended January 31, 2015 was $57,174 ($0.00 loss per share) and for the year ended January 31, 2014 was an income of $69,225 ($0.00 income per share), an increase in net loss of $126,399. The increase in net loss relates mainly to a reduction of gain on dissolution of subsidiary from $402,782 in the year ended January 31, 2014 to $nil in 2015 and reduction in gain on sale of property interests and related assets from $123,228 in the year ended January 31, 2014 to $nil in 2015. The reduced gain is offset by a lower general and administrative expense of $57,174 for the year ended January 31, 2015 compared to $387,692 for the year ended January 31, 2014. The decrease in general and administrative expenses of $330,518 was primarily a result of lower office and general expenses, wages and salaries, insurance, travel and share-based payments as a result of the Company no longer having any active mineral exploration business operations. As a result of the sale of all property interests in the prior year the Company’s exploration and evaluation expenditures for the year ended January 31, 2015 was $nil, compared to $87,233 for the year ended January 31, 2014.

SELECTED ANNUAL FINANCIAL INFORMATION

The following is selected financial data derived from the audited consolidated financial statements of the Company as at January 31, 2015, 2014 and 2013 and for the years then ended.

	Year ended January 31, 2015	Year ended January 31, 2014	Year ended January 31, 2013
Net (loss) income	$(57,174)	$69,225	$5,291,142
Net (loss) income per share - basic and diluted	$(0.00)	$0.00	$0.06

	As at January 31, 2015		As at January 31, 2014		As at January 31, 2013
Total assets		$6,029		$22,360	$3,155,535
Long-term financial liabilities	$	nil	$	nil	$107,647

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

FINANCIAL PERFORMANCE

Year ended January 31, 2015, compared with year ended January 31, 2014

The Company’s net loss for the year ended January 31, 2015 was $57,174 ($0.00 loss per share) compared to a net income $69,225 ($0.00 income per share) for the year ended January 31, 2014, on no revenue. The increase in loss of $126,399 was principally the result of:

•	Exploration and evaluation expenditures decreased by $87,233 to $nil for the year ended January 31, 2015, compared to the same period in 2014. The decrease was the result of the sale of all property interests in the prior year.
•	Office and general expense decreased by $33,112 to $2,418 for the year ended January 31, 2015, compared to the same period in 2014. The decrease was the result of the Company no longer having any active mineral exploration business operations.
•	Wages and salaries decreased by $443,194 to $nil for the year ended January 31, 2015, compared to the same period in 2014. The decrease was the result of the Company no longer having any mineral exploration operations.
•	Professional fees increased to $47,956 for the year ended January 31, 2015, compared to a recovery of $45,439 for the same period in 2014. The recovery for 2014 was the result of the reversal of certain accrued legal expenses arising from full and final settlement of certain legal action.
•	Share-based payments was $nil for the year ended January 31, 2015, compared to a recovery of $109,866 for the same period in 2014. The negative amount is the result of the reversal of previously recorded share-based payments on forfeited unvested options. No share-based payments were made in 2015.
•	Impairment of marketable securities decreased by $30,000 to $nil for the year ended January 31, 2015, compared to the same period in 2014. The decrease was the result of the Company impairing all marketable securities to $nil in the prior year.
•	Gain on sale of property interests and related assets decreased by $123,228 to $nil for the year ended January 31, 2015, compared to the same period in 2014. The decrease was the result of the sale of all mineral property interests in the prior year.
•	Gain on dissolution of subsidiaries decreased by $402,782 and gain on settlement and release decreased by $48,091, to $nil for the year ended January 31, 2015, compared to the same period in 2014. The decrease is a result of these being one-time events.
•	Foreign currency translation adjustment decreased by $31,286 to $nil for the year ended January 31, 2015, compared to the same period in 2014. The decrease is the result of the change in functional currency in the prior year resulting in the foreign currency translation adjustment being recorded in comprehensive loss.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

Three months ended January 31, 2015, compared with three months ended January 31, 2014

The Company’s net loss for the three months ended January 31, 2015 was $13,985 ($0.00 loss per share) compared to net income of $270,714 ($0.00 income per share) for the three months ended January 31, 2014, on no revenue. The increase in net loss of $284,699 was principally the result of:

•	Professional fees increased to $10,480 for the three months ended January 31, 2015, compared to a recovery of $10,638 for the same period in 2014. The recovery for 2014 was the result of the reversal of certain accrued legal expenses arising from full and final settlement of certain legal action.
•	Wages and salaries decreased by $240,679 to $nil for the three months ended January 31, 2015, compared to the same period in 2014. The decrease was the result of the Company no longer having any active mineral exploration business operations.
•	Share-based payments was $nil for the three months ended January 31, 2015 compared to a recovery of $126,266 for the same period ended 2014. The negative amount is the result of the reversal of previously recorded share-based payments on forfeited unvested options. No share-based payments were made during the three months ended January 31, 2015.
•	Gain on dissolution of subsidiaries decreased by $372,682 to $nil for the three months ended January 31, 2015, compared to the same period in 2014. The decrease is a result of this being a one-time event.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated.

Three Months Ended	Net Revenues ($)	Net Income (Loss) ($)
January 31, 2015	nil	(13,985)	(0.00)
October 31, 2014	nil	(2,550)	(0.00)
July 31, 2014	nil	(11,700)	(0.00)
April 30, 2014	nil	(28,939)	(0.00)
January 31, 2014	nil	270,714	0.00
October 31, 2013	nil	40,418	0.00
July 31, 2013	nil	(49,485)	(0.00)
April 30, 2013	nil	(192,422)	(0.00)

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no positive operating cash flow and has, to date, financed its activities and its ongoing expenditures primarily through equity transactions such as equity offerings, the exercise of warrants and other financing arrangements. The Company believes that additional financing will be required to fund its operating expenses as it searches for suitable assets and businesses to merge with or acquire.

As at January 31, 2015, the Company had cash and cash equivalents of $4,035. Cash used in operating activities was $28,054 for the year ended January 31, 2015. During the year ended January 31, 2015, the Company experienced a net increase of $21,436 in non-cash working capital items, which was due to a decrease in sundry receivables and prepaid of $3,559 and increase in accounts payable and accrued liabilities of $17,877. Cash provided by financing activities was $15,282 for the year ended January 31, 2015 due to notes payable advanced from a shareholder.

The Company's approach to managing liquidity risk has been to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2015, the Company had cash and cash equivalents of $4,035 compared to $16,807 as at January 31, 2014, to settle current liabilities of $69,076 compared to $35,917 as at January 31, 2014. The Company currently does not have sufficient cash and cash equivalents to settle current liabilities although creditors who are related to the Company have agreed to defer payment. All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity.

There is no assurance that future equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

As at January 31, 2015 and the date of this MD&A, the Company had 920,835,502 common shares issued and outstanding and no stock options outstanding. The Company’s liquidity risk with financial instruments is minimal as any excess cash, when present, is deposited with a Schedule I Canadian bank.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

RELATED PARTY TRANSACTIONS

Remuneration of Directors and key management personnel of the Company was as follows:

	Year Ended January 31,
	2015 ($)	2014 ($)
Salaries and benefits paid to directors and officers (2)	nil	442,925
Share-based payments (1)	nil	(109,866)

(1)	Negative amount is the result of the reversal of previously recorded share-based payments on forfeited unvested options.

(2)	Salaries and benefits include director fees. The Board of Directors do not have employment or service contracts with the Company. Also included above are the fees for the previous Interim President and Chief Executive Officer and previous Chief Financial Officer whose fees for services for the year ended January 31, 2014 were $330,000 and $91,985, respectively.

Paul G. Smith, a former director and Chairman of the Board, was the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company that provided financial services to the Company until April 5, 2013. Fees for services provided by Equity totaled $nil for the year ended January 31, 2015 (year ended January 31, 2014 - $4,822).

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("Marrelli Support"), a firm providing accounting services. Marrelli Support's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Limited Fees for services provided by Marrelli Support totaled $13,027, for the year ended January 31, 2015 (year ended January 31, 2014 - $750). As at January 31, 2015, Marrelli Support was owed $1,967 and this amount was included in accounts payable and accrued liabilities (January 31, 2014 - $nil).

During the year ended January 31, 2015, the Company incurred fees totaling $740, (year ended January 31, 2014 - $nil) for filing services received from DSA Filing Services ("DSA"). Carmelo Marrelli is an officer and shareholder of DSA. As at January 31, 2015, DSA was owed $370 and this amount was included in accounts payable and accrued liabilities (January 31, 2014 - $nil).

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

At January 31, 2015, notes payable of $15,282 (CDN $19,234) (January 31, 2014 - $nil) are owed to C. Marrelli Services Limited for advances to cover accounting fees. The notes payable are unsecured, bear interest at 2% per annum and are due on demand. The interest expense pertaining to the notes payable for the year ended January 31, 2015 is $173 (year ended January 31, 2014 - $nil).

During the year ended January 31, 2015, the Company incurred fees totaling $19,899, (year ended January 31, 2014 - $nil) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the President and Chief Executive Officer of the Company. An amount of $17,446 is included in accounts payable and accrued liabilities at January 31, 2015 (January 31, 2014 - $nil).

During the year ended January 31, 2015, the Company incurred fees totaling $4,038 (year ended January 31, 2014 - $nil) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $3,540 is included in accounts payable and accrued liabilities at January 31, 2015 (January 31, 2014 - $nil).

To the knowledge of the directors and senior officers of the Company, as at January 31, 2015, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

Major Shareholder	Number of common shares	Percentage of outstanding common shares
Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
C. Marrelli Services Limited	278,960,559	30.29%

None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and preferred shares. As of the date of this MD&A, the Company had 920,835,502 common shares outstanding.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

CONTINGENCIES

The Company’s previous wholly-owned subsidiary, Manhattan Mining Co. ("Manhattan"), received several documents filed in various district courts, one in Shelby County Chancery Court, Memphis, Tennessee and one in Elko County District Court, Elko, Nevada, from certain suppliers seeking payment of unpaid services provided to Manhattan and where applicable, interest and court costs. In addition, one of the suppliers is seeking compensation for unjust enrichment. Management attempted to settle both claims on several occasions, but was unsuccessful.

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

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from those estimates. The Financial Statements for the years ended January 31, 2015 and 2014 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements for the years ended January 31, 2015 and 2014 and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

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

NEW ACCOUNTING PRONOUNCEMENTS

IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company is in the process of assessing the impact of this pronouncement.

CHANGE IN ACCOUNTING POLICIES

IAS 32 – Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. At February 1, 2014, the Company adopted this pronouncement and there was no material impact on the Company's consolidated financial statements.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

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

The Company's equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at January 31, 2015 was a deficiency of $63,047 (January 31, 2014 - deficiency of $13,557). Note that included in the consolidated statements of financial position presented is a deficit of $39,250,301 as January 31, 2015 (January 31, 2014 - $39,193,127).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2015. The Company is not subject to external capital requirements.

FINANCIAL RISK FACTORS

The Company's financial instruments, consisting of cash and cash equivalents, sundry receivables and accounts payable and accrued liabilities, approximate fair values due to the relatively short-term maturities of the instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

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

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2015, the Company had a cash balance of $4,035 (January 31, 2014 - $16,807) to settle current liabilities of $69,076 (January 31, 2014 - $35,917). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

It is expected the Company will be funded by shareholder loans or private placements from related parties until the Company finds an asset or business to incorporate into the Company.

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

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

RISK FACTORS

At the present time, the Company does not hold any interest in an active operating business or asset. The Company's viability and potential success lie in its ability to develop, exploit and generate revenue from a future asset or business acquisition. Revenues, profitability and cash flow from any future asset or business acquisition involving the Company are difficult to predict and will be influenced by factors unknown to management at the present time. The Company has limited financial resources and there is no assurance that it will be able to obtain adequate financing in the future or that the terms of any such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of future business activities of the Company with the possible dilution or loss of such business activities.

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

Additionally, Certain of the directors and officers of the Company may also serve as directors and officers of other companies and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Consequently, such directors and officers will be dividing their time between their duties to the Company and their duties to their other reporting issuers.

RISK MANAGEMENT

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors provides regular guidance for overall risk management.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate filed by the Company does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles (IFRS).

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in such certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The following tables set forth a breakdown of the components of general and administrative expenditures and exploration and evaluation expenditures on mineral properties for the Company, for the year ended January 31, 2015 and 2014.

General and Administrative:

	Year Ended January 31,
	2015 ($)	2014 ($)
Corporate development	2,724	12,803
Insurance	-	25,795
Office and general	2,418	35,530
Professional fees	47,956	(45,439)
Wages and salaries	-	443,194
Share-based payments	-	(109,866)
Travel	38	25,675
Consulting fees	4,038	-
Total	57,174	387,692

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2015

Discussion Dated May 22, 2015

Exploration and Evaluation Expenditures on Mineral Properties:

	Year Ended January 31,
	2015 ($)	2014 ($)
Fondaway Canyon and Dixie-Comstock Projects
Property acquisition costs	-	35,000
Consulting, wages and salaries	-	19,711
Travel	-	5,714
Office and general	-	3,148
Total Fondaway Canyon and Dixie-Comstock Projects	-	63,573
Kentucky Project
Office and general	-	20,102
Depreciation	-	3,558
Total Kentucky Project	-	23,660
Total exploration activities	-	87,233

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
141

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

