Form 20-F
period 2016-01-31
ROYAL STANDARD MINERALS INC
filed 2016-06-14
CIK 1027162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2016

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

As of January 31, 2016: 920,835,502 Common Shares, without par value

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

Unless otherwise indicated, all dollar amounts in this report are presented in U.S. dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2016, based upon the Bank of Canada noon exchange rate, was U.S.$1.00 = Cdn$1.4080.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The tables below present selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2016, 2015, 2014, 2013 and 2012. The selected financial data presented herein for the fiscal years ended January 31, 2016, 2015, 2014, 2013 and 2012 is prepared in accordance with International Financial Reporting Standards. The financial data includes the accounts of the Company and, , where applicable, its previously wholly-owned subsidiaries, Kentucky Standard Energy Company, Inc. (“Kentucky”), and Manhattan Mining Co. (“Manhattan”), both United States companies which were dissolved during the fiscal year ended January 31, 2014 . See “Item 4. Information on the Company”.

Royal Standard Minerals Inc.
(An Exploration Stage Enterprise)
Consolidated Financial Statement Data
For the Years Ended January 31
(Expressed in US Currency)

	2016	2015	2014

Revenue	$0	$0	$0
Finance Income	$0	$0	$9,138
Expenses	$(31,301)	$(57,174)	$(474,925)
Net income (loss) for the year	$(31,301)	$(57,174)	$69,225
Deficit, beginning of year	$(39,250,301)	$(39,193,127)	$(39,262,352)
Income (loss) per common share:
Basic income (loss) per share	$0.00	0.00	$0.00
Diluted income (loss) per share	$0.00	0.00	$0.00
Weighted Average Shares
Outstanding-Basic	920,835,502	920,835,502	116,053,396
Outstanding-Diluted	920,835,502	920,835,502	116,053,396

Balance Sheet	January 31, 2016	January 31, 2015	January 31, 2014
Current Assets	$14,199	$6,029	$22,360
Equipment, net	$0	$0	$0
Total Assets	$14,199	$6,029	$22,360
Current Liabilities	$101,585	$69,076	$35,917
Net Assets	$(87,386)	$(63,047)	$(13,557

2

	2013	2012

Revenue	$0	0
Finance Income	$7,274	4,291
Expenses	$(5, 381,441	$(5,763,475)
Net income (loss) for the year	$5,291,142	$(6,451,698)
Deficit, beginning of year	$(44,553,494	$(38,101,796)
Income (loss) per common share:
Basic income (loss) per share	$0.06	$(0.08)
Diluted income (loss) per share	$0.06	$(0.08)
Weighted Average Shares
Outstanding-Basic	83,885,036	83,853,825
Outstanding-Diluted	83,986,566	83,853,825

Balance Sheet	January 31, 2013	January 31, 2012
Current Assets	$2,943,569	935,828
Equipment, net	$23,716	2,084,336
Total Assets	$3,155,535	3,653,198
Current Liabilities	$3,195,672	6,120,109
Net Assets	$(147,784)	$(5,810,547)

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

The operations of the Company involve a number of substantial risks and the securities of the Company are highly speculative in nature. See the risk factors found in the Management’s Discussion and Analysis for the fiscal year ended January 31, 2016, included in Item 17 of this Form 20-F.

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

Year Ended January 31, 2016 Compared to the Year Ended January 31, 2015

The Company’s net loss for the year ended January 31, 2016 was $31,301 ($0.00 loss per share) compared to a net loss $57,174 ($0.00 loss per share) for the year ended January 31, 2015. No revenue was received in either period. The decrease in loss of $25,873 was principally the result of the decrease in professional fees. Professional fees decreased to $20,657 for the year ended January 31, 2016, compared to $47,956 for the same period in 2015. The decrease from 2015 was the result of external professional services required in connection with the reorganization and financing of the Company in 2015 which were not required in 2016. Office and general expenses increased $1,629 for the year ended January 31, 2016, compared to the same period in 2015. The increase was the result of a reversal of certain accrued expenses in 2015.

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

During the year ended January 31, 2016, the cash resources of the Company were increased by $6,378. The increase in cash resources is a result of cash provided from notes payable in financing activities, offset partially by cash used in operating activities. There is no assurance that equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. (See “Item 3.D. - Risk Factors”).

Year Ended January 31, 2016 Compared to the Year Ended January 31, 2015

As at January 31, 2016, the Company had cash and cash equivalents of $10,413 compared to $4,035 as at January 31, 2015, to settle current liabilities of $101,585 compared to $69,076 as at January 31, 2015.

Cash used in operating activities was $29,616 for the year ended January 31, 2016. During the year ended January 31, 2016, the Company experienced a net decrease of $5,277 in non-cash working capital items, which was due to an increase in sundry receivables and prepaid of $1,792 and decrease in accounts payable and accrued liabilities of $3,485. Cash provided by financing activities was $35,994 for the year ended January 31, 2016 due to notes payable advanced from related parties.

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

					Non-equity incentive plan compensation ($)
Name and Principal Position	Fiscal Year Ended January 31	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension Value ($)	All other compensation ($)		Total compensation ($)
Lonnie Kirsh	2016	Nil	Nil	Nil	Nil	Nil	N/A	2,711	(4)	19,899
President	2015	Nil	Nil	Nil	Nil	Nil	N/A	19,899	(4)	19,899
& Chief Executive Officer	2014	Nil	Nil	Nil	Nil	Nil	N/A	Nil		Nil
Daniel Crandall	2016	Nil	Nil	Nil	Nil	Nil	N/A	15,346	(3)	15,346
Chief Financial	2015	Nil	Nil	Nil	Nil	Nil	N/A	13,027	(3)	13,027
Officer	2014	Nil	Nil	Nil	Nil	Nil	N/A	750	(3)	750
Philip Gross, Interim President & Chief Executive Officer(1)	2014	330,000	Nil	Nil	Nil	Nil	N/A	Nil		330,000
Ike Makrimichalos Chief Financial Officer(2)	2014	91,985	Nil	Nil	Nil	Nil	N/A	Nil		91,985

Notes:

(1)	Mr. Gross ceased to be President and Chief Executive Officer on January 16, 2014.
(2)	Mr. Makrimichalos ceased to be Chief Financial Officer on January 16, 2014.

(3)	Pursuant to a consulting agreement, Marrelli Support Services Inc., a corporation of which Mr. Crandall is a senior employee, was paid $15,346, $13,027 and $750 during the years ended January 31, 2016, 2015 and 2014, respectively.
(4)	The Company received legal services of $2,711 and $19,899 during the years ended January 31, 2016 and 2015, respectively, from Kirsh Securities Law Professional Corporation, a law firm owned by Mr. Kirsh.

Incentive Plan Awards for Named Executive Officers

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each Named Executive Officer outstanding at the end of the financial year ended January 31, 2016.

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

See “Compensation Discussion and Analysis – Elements of the Compensation Program” and “Compensation Discussion and Analysis-Option-based Awards.”

Incentive Plan Awards – Value Vested or Earned During the Year

There was no value of option-based awards granted to Named Executive Officers which vested during the year ended January 31, 2016. The Company has not granted any share based awards nor does it have a non-equity compensation plan.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments of benefits at, following or in connection with retirement, or provide for retirement or deferred compensation plans for its Named Executive Officers or directors.

Compensation of Directors

Summary Compensation Table for Directors

The following table sets forth all amounts of compensation provided to the non-executive directors of the Company for the financial year ended January 31, 2016.

Name (a)	Fees earned ($) (b)	Share- based awards ($) (c)	Option- based awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation ($) (g)	Total ($) (h)
Carmelo Marrelli	Nil	Nil	Nil	Nil	Nil	Nil	Nil
George Duguay	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Board Fees

The Company does not anticipate paying any cash fees to directors until a merger or acquisition transaction is completed.

The directors are also entitled to receive stock options under the Stock Option Plan.

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each non-executive director outstanding at January 31, 2016.

		Option-based Awards				Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (#)(1)	Option exercise price (U.S.$)	Option expiration date	Value of unexercised in-the- money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
(a)		(b)	(c)	(d)	(e)	(f)	(g)
Carmelo Marrelli	Nil	Nil	Nil	Nil	Nil	Nil	Nil
George Duguay	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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

D. Employees.

In addition to the officers identified above, at January 31, 2016 and 2015, the Company had no employees.

E. Share ownership.

		Number of Common	Percentage of Common
		Shares Beneficially	Shares Beneficially
		Owned as of	Owned as of January 31
Name	Office Held	January 31, 2016	2016
George Duguay	Director	278,960,559	30.29%
Carmelo Marrelli	Director	278,960,559	30.29%
Lonnie Kirsh	President and Chief Executive Officer and Director	278,960,559	30.29%
Daniel Crandall	Chief Financial Officer	Nil	0%

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

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("Marrelli Support"), a firm providing accounting services. Marrelli Support's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Limited. Fees for services provided by Marrelli Support totaled $15,346, for the year ended January 31, 2016 (year ended January 31, 2015 - $13,027). As at January 31, 2016, Marrelli Support was owed $4,217 and this amount was included in accounts payable and accrued liabilities (January 31, 2015 - $1,967).

During the year ended January 31, 2016, the Company incurred fees totaling $810 (year ended January 31, 2015 - $740) for filing services received from DSA Corporate Services Inc. ("DSA"), an organization that Mr. Marrelli controls. Mr. Marrelli is also the corporate secretary and sole director of DSA. As at January 31, 2016, DSA was owed $1,182 and this amount was included in accounts payable and accrued liabilities (January 31, 2015 - $15,282).

During the year ended January 31, 2016, the Company incurred fees totaling $2,711 (year ended January 31, 2015 - $19,899) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the President and CEO of the Company. An amount of $18,343 is included in accounts payable and accrued liabilities at January 31, 2016 (January 31, 2015 - $17,446).

During the year ended January 31, 2016, the Company incurred fees totaling $4,629 (year ended January 31, 2015 - $4,038) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $7,497 is included in accounts payable and accrued liabilities at January 31, 2016 (January 31, 2015 - $3,540).

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

IFRS – Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 31, 2016, or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

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

OTC Bulletin Board (US$)

Period	High	Low

Fiscal year ended January 31, 2012	0.29	0.06
Fiscal year ended January 31, 2013	0.29	0.015
Fiscal year ended January 31, 2014	0.015	0.001
Fiscal year ended January 31, 2015	0.012	0.002
Fiscal year ended January 31, 2016	0.0017	0.0005

Period	High	Low
Quarter ended April 30, 2014	0.010	0.002
Quarter ended July 31, 2014	0.012	0.003
Quarter ended October 31, 2014	0.007	0.002
Quarter ended January 31, 2015	0.004	0.002
Quarter ended April 30, 2015	0.0017	0.0005
Quarter ended July 31, 2015	0.0013	0.0008
Quarter ended October 31, 2015	0.0010	0.0007
Quarter ended January 31, 2016	0.0013	0.0005

Period	High	Low
August 2015	0.0010	0.0008
September 2015	0.0010	0.0007
October 2015	0.0010	0.0008
November 2015	0.0009	0.0006
December 2015	0.0013	0.0005
January 2016	0.0013	0.0007

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

E. Taxation

Canadian Federal Income Tax Considerations

The following is a summary of certain Canadian federal income tax provisions under the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”) applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the Tax Act. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company's Common Shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm's length with the Company, (ii) are not resident or deemed to be resident in Canada, (iii) hold the Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

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

Liquidity risk. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2016, the Company had a cash balance of $10,413 (January 31, 2015 - $4,035) to settle current liabilities of $101,585 (January 31, 2015 - $69,076). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

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

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures.

As of January 31, 2016 and based on their evaluations, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2016. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of January 31, 2016, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

D. Changes in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended January 31, 2016 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

MNP LLP (MSCM LLP prior to its merger with MNP LLP) has served as the Company’s auditing firm since March 26, 2009. Aggregate fees billed to the Company for professional services rendered by MNP LLP and its affiliates during the fiscal years ended January 31, 2016 and January 31, 2015 are detailed below:

	Year Ended January 31,
	(Cdn$)
	2016		2015
Audit Fees		$4,000	$6,500
Audit-Related Fees	$		$0
Tax Fees	$		$0
All Other Fees	$		$0

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

Of the total aggregate fees paid by the Company to its accountants during the fiscal year ended January 31, 2016, none of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of this annual report on Form 20-F.

•	Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2016 and 2015. Consolidated Statements of Financial Position of Royal Standard Minerals Inc. as at January 31, 2016 and January 31, 2015.
•	Consolidated Statements of Operations of Royal Standard Minerals Inc. for the years ended January 31, 2016 and 2015.
•	Consolidated Statements of Comprehensive Loss of Royal Standard Minerals Inc. for the years ended January 31, 2016 and 2015.
•	Consolidated Statements of Changes in Shareholders’ Equity of Royal Standard Minerals Inc. for the years ended January 31, 2016 and 2015.
•	Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2016 and 2015.
•	Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc. for the years ended January 31, 2016 and 2015.
•	Management's Discussion and Analysis for the year ended January 31, 2016.

•	Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2015 and 2014. Consolidated Statements of Financial Position of Royal Standard Minerals Inc. as at January 31, 2015 and, January 31, 2014.
•	Consolidated Statements of Operations of Royal Standard Minerals Inc. for the years ended January 31, 2015 and 2014.
•	Consolidated Statements of Comprehensive Loss of Royal Standard Minerals Inc. for the years ended January 31, 2015 and 2014.
•	Consolidated Statements of Shareholders' Equity of Royal Standard Minerals Inc. for the years ended January 31, 2015 and 2014.
•	Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2015 and 2014.
•	Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc. for the years ended January 31, 2015 and 2014.
•	Management's Discussion and Analysis for the year ended January 31, 2015.

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with International Financial Reporting Standards and are expressed in United States dollars.

Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Financial Statements

Years Ended January 31, 2016 and 2015

Independent Auditors’ Report

To the Shareholders of Royal Standard Minerals Inc.

We have audited the accompanying financial statements of Royal Standard Minerals Inc., which comprise the statements of financial position as at January 31, 2016 and 2015, and the statements of operations, comprehensive loss, changes in shareholders' deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Royal Standard Minerals Inc. as at January 31, 2016 and 2015, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on Royal Standard Minerals Inc.'s ability to continue as a going concern.

Chartered Professional Accountants

Licensed Public Accountants

Mississauga, Ontario

May 25, 2016

Royal Standard Minerals Inc.
Statements of Financial Position
(Expressed in United States Dollars)

	As at	As at
	January 31,	January 31,
	2016	2015

ASSETS

Current
Cash and cash equivalents	$10,413	$4,035
Sundry receivables and prepaids (Note 6)	3,786	1,994

Total assets	$14,199	$6,029

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Liabilities
Current
Accounts payable and accrued liabilities (Notes 7 and 13)	$50,309	$53,794
Notes payable (Notes 8 and 13)	51,276	15,282

Total liabilities	101,585	69,076

Shareholders' Deficiency
Share capital (Note 13(b))	28,273,230	28,273,230
Reserves	10,900,438	10,900,438
Accumulated deficit	(39,281,602)	(39,250,301)
Accumulated other comprehensive income	20,548	13,586

Total shareholder's deficiency	(87,386)	(63,047)

Total liabilities and shareholders' deficiency	$14,199	$6,029

The Company and Operations and Going Concern (Note 1)

Approved by the Board:

"Carmelo Marrelli"	"George Duguay"
Director	Director

The accompanying notes are an integral part of these financial statements.

Royal Standard Minerals Inc.
Statements of Operations
(Expressed in United States Dollars)

	Years Ended
	January 31,
	2016	2015

Expenses
General and administrative (Note 14)	31,301	57,174

Net loss for the year	(31,301)	57,174

Basic (loss) income per share (Note 11)	$(0.00)	$(0.00)
Diluted (loss) income per share (Note 11)	$(0.00)	$(0.00)

The accompanying notes are an integral part of these financial statements.

Royal Standard Minerals Inc.
Statements of Comprehensive Loss
(Expressed in United States Dollars)

	Years Ended
	January 31,
	2016	2015

Net (loss) income for the year	$(31,301)	$(57,174)

Other comprehensive income
Item that will not be reclassified subsequently to income
Foreign currency translation	6,962	7,684

Comprehensive (loss) income for the year	$(24,339)	$(49,490)

The accompanying notes are an integral part of these financial statements.

Royal Standard Minerals Inc.
Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income	Total

Balance, January 31, 2014	$28,273,230	$10,900,438	$(39,193,127)	$5,902	$(13,557)
Foreign currency translation	-	-	-	7,684	7,684
Net loss for the year	-	-	(57,174)	-	(57,174)

Balance, January 31, 2015	$28,273,230	$10,900,438	$(39,250,301)	$13,586	$(63,047)
Foreign currency translation	-	-	-	6,962	6,962
Net loss for the year	-	-	(31,301)	-	(31,301)

Balance, January 31, 2016	$28,273,230	$10,900,438	$(39,281,602)	$20,548	$(87,386)

The accompanying notes are an integral part of these financial statements.

Royal Standard Minerals Inc.
Statements of Cash Flows
(Expressed in United States Dollars)

	Years Ended
	January 31,
	2016	2015

Operating activities
Net loss for the year	$(31,301)	$(57,174)
Operating item not involving cash:
Foreign exchange	6,962	7,684
Changes in non-cash working capital:
Sundry receivables and prepaid	(1,792)	3,559
Accounts payable and accrued liabilities	(3,485)	17,877

Cash used in operating activities	(29,616)	(28,054)

Financing activities
Notes payable	35,994	15,282

Cash provided by financing activities	35,994	15,282

Net change in cash and cash equivalents	6,378	(12,772)
Cash and cash equivalents, beginning of year	4,035	16,807

Cash and cash equivalents, end of year	$10,413	$4,035

The accompanying notes are an integral part of these financial statements.

Royal Standard Minerals Inc.
Notes to Financial Statements
(Expressed in United States Dollars)
January 31, 2016 and 2015

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

The financial statements were approved by the Board of Directors on May 25, 2016.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company had a loss of $31,301 during the year ended January 31, 2016 (year ended January 31, 2015 - loss of $57,174) and has an accumulated deficit of $39,281,602 (January 31, 2015 - $39,250,301). In addition, the Company has a working capital deficiency of $87,386 at January 31, 2016 (January 31, 2015 -

$63,047).

There is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not reflect the adjustments, to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

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

Royal Standard Minerals Inc.
Notes to Financial Statements
(Expressed in United States Dollars)
January 31, 2016 and 2015

2.	Significant Accounting Policies (Continued)

Share-based payments

The fair value of the stock options granted to directors, officers and employees is determined using the Black-Scholes option pricing model and management's assumptions and recorded as share-based payments expense over the vesting period of the stock options, with the offsetting credit recorded as an increase in reserves. The fair value of stock options issued to other than employees are measured at the fair value of the goods or services received unless this cannot be reliably estimated, and are recognized over the period of service. If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from reserves to share capital.

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

Royal Standard Minerals Inc.
Notes to Financial Statements
(Expressed in United States Dollars)
January 31, 2016 and 2015

2.	Significant Accounting Policies (Continued)

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

Foreign currency translation

The Company translates the assets and liabilities of the Company from the functional currency of Canadian Dollars to the presentation currency at the period end rate. Revenue and expenses are translated at the average rate of exchange prevailing during the period. The resulting unrealized gain or loss on translation is recognized as other comprehensive income or loss. Equity is translated at historical rates.

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

Financial assets are classified as FVTPL when acquired principally for the purpose of trading, if so designated by management (fair value option), or if they are derivative assets that are not part of an effective and designated hedging relationship. Financial assets classified as FVTPL are measured at fair value, with changes recognized in the statements of operations.

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

The Company did not have any financial asset classified as available-for-sale at January 31, 2016 and January 31, 2015.

Royal Standard Minerals Inc.
Notes to Financial Statements
(Expressed in United States Dollars)
January 31, 2016 and 2015

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

This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of being sold or repurchased in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the statements of operations.

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

Accounts payable and accrued liabilities and notes payable are classified as other financial liabilities. The Company does not currently apply hedge accounting.

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

Royal Standard Minerals Inc.
Notes to Financial Statements
(Expressed in United States Dollars)
January 31, 2016 and 2015

2.	Significant Accounting Policies (Continued)

Financial instruments (continued)

vi)	Financial instruments recorded at fair value

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs). As of January 31, 2016 and January 31, 2015, the financial asset measured at fair value is the Company's cash and cash equivalents.

Cash and cash equivalents is considered Level 1.

Significant accounting judgments and estimates

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting judgments

•	the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;

•	going concern presentation of the financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and

•	management's determination that the functional currency of the Company is the Canadian Dollar.

Royal Standard Minerals Inc.
Notes to Financial Statements
(Expressed in United States Dollars)
January 31, 2016 and 2015

2.	Significant Accounting Policies (Continued)

Adoption of new accounting standards

The amendments to IAS 24, issued in December 2013, clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014. At February 1, 2015, the Company adopted this pronouncement and there was no material effect on its financial statements.

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

3.	Capital Management

The Company manages its capital with the following objectives:

•	to ensure sufficient financial flexibility to achieve the ongoing business objectives; and
•	to maximize shareholder return through enhancing the share value.

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

The Company's equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at January 31, 2016 was a deficiency of $87,386 (January 31, 2015 - $63,047). Note that included in the statements of financial position presented is a deficit of $39,281,602 as at January 31, 2016 (January 31, 2015 - $39,250,301).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2016. The Company is not subject to external capital requirements.

Royal Standard Minerals Inc.
Notes to Financial Statements
(Expressed in United States Dollars)
January 31, 2016 and 2015

4.	Financial Risk Factors

(a)	Financial risk factors

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

(i)Credit risk

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

(ii)Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due (see note 1). As at January 31, 2016, the Company had a cash balance of $10,413 (January 31, 2015 - $4,035) to settle current liabilities of $101,585 (January 31, 2015 - $69,076). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

(iii)Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers' acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Foreign currency risk

The Company's functional currency is Canadian dollars and major purchases are transacted in Canadian dollars. The Company's reporting currency is the United States dollar.

Royal Standard Minerals Inc.
Notes to Financial Statements
(Expressed in United States Dollars)
January 31, 2016 and 2015

5.	Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"). Sharpe is a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. In the year ended January 31, 2014, as a result of the continued and significant decline in the market value and the delisting of the shares, the Company has written down the investment to $nil.

6.	Sundry Receivables and Prepaid

	As at	As at
	January 31,	January 31,
	2016	2015

Sales tax receivables	$3,786	$1,994

7.	Accounts Payable and Accrued Liabilities

	As at	As at
	January 31,	January 31,
	2016	2015
Trade payables	$18,680	$27,609

Accrued liabilities	31,629	26,185

	$50,309	$53,794

8.	Notes Payable

(i)  The Company entered into a series of promissory note arrangements for the purposes of covering accounting fees, whereby the Company borrowed a total of CDN $37,861 from C. Marrelli Services Limited (the "Notes"). C. Marrelli Services Limited controls 278,960,559 common shares of the Company and is 100% owned by Carmelo Marrelli. The Notes are unsecured, bear interest at a rate of 2% per annum and are due on demand.

(ii) On February 12, 2015, the Company obtained separate promissory notes of CDN$4,000 from each of George Duguay, C. Marrelli Services Limited and Lonnie Kirsh, for total promissory notes of CDN$12,000. These notes are unsecured, bear interest at an annual rate at 2% and are due on demand.

(iii) The Company entered into a series of promissory note arrangements of CDN$7,000 from each of George Duguay, C. Marrelli Services Limited and Lonnie Kirsh, for total promissory notes of CDN$21,000. These notes are unsecured, bear interest at an annual rate at 2% and are due on demand.

Royal Standard Minerals Inc.

Notes to Financial Statements

(Expressed in United States Dollars)

January 31, 2016 and 2015

9.	Share Capital

(a)	Authorized

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, each without par value.

(b)	Issued

	Shares	Amount

Balance, January 31, 2014, January 31, 2015 and January 31, 2016	920,835,502	28,273,230

10.	Stock Options

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

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. Options granted may be subject to vesting restrictions at the discretion of the board.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

The following table reflects the continuity of stock options for the years ended January 31, 2016 and 2015:

	Number of	Weighted Average
	Stock Options	Exercise Price

Balance, January 31, 2014	2,350,000	$0.25

Forfeited	(2,200,000)	0.26

Expired	(150,000)	0.10

January 31, 2015 and January 31, 2016	-	-

Royal Standard Minerals Inc.

Notes to Financial Statements

(Expressed in United States Dollars)

January 31, 2016 and 2015

11.	Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Years Ended January 31,
	2016	2015
Numerator:
Loss for the year	$(31,301)	$(57,174)
Denominator:
Weighted average number of common shares outstanding for basic loss per share	920,835,502	920,835,502
Weighted average number of common shares outstanding for diluted loss per share	920,835,502	920,835,502
Basic loss per share	$(0.00)	$(0.00)
Diluted loss per share	$(0.00)	$(0.00)

12.	Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 26.50% (2015 - 26.50%) to the amounts recognized in the statements of operations:

	Years Ended January 31,
	2016	2015
Net (loss) income before income taxes	$(31,301)	$(57,174)
Expected tax (recovery) expense at statutory rate	$(8,295)	$(15,151)
Permanent differences	7,676	-
Functional currency translation	203,136	447,091
Tax benefits not recognized	(202,517)	(431,940)
Tax provision	$-	$-

Royal Standard Minerals Inc.

Notes to Financial Statements

(Expressed in United States Dollars)

January 31, 2016 and 2015

12.	Income Taxes (continued)

Deferred Tax Assets and Liabilities

Unrecognized deferred tax

The following represents the deductible temporary differences by jurisdiction which have not been recognized in the financial statements.

	2016	2015

Unclaimed non-capital losses	$6,060,901	$6,707,041
Excess of unclaimed resources pools over carrying value of exploration properties	1,095,063	1,213,136
	$7,155,964	$7,920,177

The excess of unclaimed resources pools over carrying value of exploration properties can be carried forward indefinitely. The unclaimed non-capital losses carried forward expire as follows:

		Canada
Expires	2026	$610,034
	2027	595,964
	2028	734,667
	2029	459,297
	2030	814,445
	2031	349,267
	2032	1,291,401
	2033	842,938
	2034	315,642
	2035	46,207
	2036	1,039
		$6,060,901

Royal Standard Minerals Inc.

Notes to Financial Statements

(Expressed in United States Dollars)

January 31, 2016 and 2015

13.	Related Party Transactions and Balances

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("Marrelli Support"), a firm providing accounting services. Marrelli Support's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Limited. Fees for services provided by Marrelli Support totaled $15,346, for the year ended January 31, 2016 (year ended January 31, 2015 - $13,027). As at January 31, 2016, Marrelli Support was owed $4,217 and this amount was included in accounts payable and accrued liabilities (January 31, 2015 - $1,967).

During the year ended January 31, 2016, the Company incurred fees totaling $810 (year ended January 31, 2015 - $740) for filing services received from DSA Corporate Services Inc. ("DSA"), an organization that Mr. Marrelli controls. Mr. Marrelli is also the corporate secretary and sole director of DSA. As at January 31, 2016, DSA was owed $1,182 and this amount was included in accounts payable and accrued liabilities (January 31, 2015 - $15,282).

At January 31, 2016, notes payable of $51,276 (January 31, 2015 - $15,282) is made up of $35,447 (January 31, 2015 - $15,282) owed to C. Marrelli Services Limited, $7,915 (January 31, 2015 - $nil) owed to Lonnie Kirsh, the Chief Executive Officer ("CEO") of the Company and $7,914 (January 31, 2015 - $nil) owed to George Duguay, a director and shareholder of the Company. The notes payable are unsecured, bear interest at 2% per annum and are due on demand (note 8). The interest expense pertaining to the notes payable for the year ended January 31, 2016 is $587 (year ended January 31, 2015 - $nil).

During the year ended January 31, 2016, the Company incurred fees totaling $2,711 (year ended January 31, 2015 - $19,899) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the President and CEO of the Company. An amount of $18,343 is included in accounts payable and accrued liabilities at January 31, 2016 (January 31, 2015 - $17,446).

During the year ended January 31, 2016, the Company incurred fees totaling $4,629 (year ended January 31, 2015 - $4,038) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $7,497 is included in accounts payable and accrued liabilities at January 31, 2016 (January 31, 2015 - $3,540).

To the knowledge of the directors and senior officers of the Company, as at January 31, 2016, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

		Percentage of
	Number of	outstanding
Major Shareholder	common shares	common shares

Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
C. Marrelli Services Limited	278,960,559	30.29%

None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

Royal Standard Minerals Inc.

Notes to Financial Statements

(Expressed in United States Dollars)

January 31, 2016 and 2015

14.	General and Administrative

	Years Ended January 31,
	2016	2015

Corporate development (Note 13)	$1,968	$2,724
Office and general (Note 13)	4,047	2,418
Professional fees (Note 13)	20,657	47,956
Travel	-	38
Consulting fees (Note 13)	4,629	4,038
	$31,301	$57,174

15.	Segmented Information

The Company's operations comprise a single reporting segment which is currently inactive. As the operations comprise a single reporting segment, amounts disclosed in the financial statements also represent segment amounts.

ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION

AND ANALYSIS

YEAR ENDED JANUARY 31, 2016

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

This Management Discussion and Analysis (“MD&A”) is dated May 25, 2016 and unless otherwise noted, should be read in conjunction with the Company’s audited financial statements for the years ended January 31, 2016 and 2015 and the notes thereto. Results are reported in United States dollars, unless otherwise noted. The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the year ended January 31, 2016 are not necessarily indicative of the results that may be expected for any future period.

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

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

Forward-looking statements	Assumptions	Risk factors
The Company will be able to continue its business activities.	The Company has anticipated all material costs and the operating activities of the Company, and such costs and activities will be consistent with the Company’s current expectations; the Company will be able to obtain shareholder loans or equity funding when required.	Unforeseen costs to the Company will arise; any particular operating cost increase or decrease from the date of the estimation; and capital markets not being favourable for funding and/or related parties discontinue funding the Company resulting in the Company not being able to obtain financing when required or on acceptable terms.

The Company will be able to carry out anticipated business plans.	The operating activities of the Company for the twelve months ending January 31, 2017, will be consistent with the Company’s current expectations.	Sufficient funds not being available; increases in costs; the Company may be unable to retain key personnel.

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

Year Ended January 31, 2016

Discussion Dated May 25, 2016

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

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company had a loss of $31,301 during the year ended January 31, 2016 (year ended January 31, 2015 - $57,174) and has an accumulated deficit of $39,281,602 (January 31, 2015 - accumulated deficit of $39,250,301). In addition, the Company has a working capital deficiency of $87,386 at January 31, 2016 (January 31, 2015 - working capital deficiency of $63,047).

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

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

OVERALL PERFORMANCE

The Company’s net loss for the year ended January 31, 2016 was $31,301 ($0.00 loss per share) compared to a loss of $57,174 ($0.00 loss per share) for the year ended January 31, 2015, a decrease in net loss of $25,873. The decrease in net loss relates mainly to a reduction in professional fees of $27,299 from the year ended January 31, 2015 period which included costs related to the completion of the reorganization of the Company.

FINANCIAL PERFORMANCE

Three months ended January 31, 2016, compared with three months ended January 31, 2015

The Company’s net loss for the three months ended January 31, 2016 was $8,885 ($0.00 loss per share) compared to a net loss $13,985 ($0.00 loss per share) for the three months ended January 31, 2015. No revenue was received in either period. The decrease in loss of $5,100 was principally the result of:

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

•	Corporate development expenses decreased $1,513 for the three months ended January 31, 2016, compared to the same period in 2015. The decrease was the result of decreased transfer agent fees in the current period.

•	Professional fees decreased to $6,862 for the three months ended January 31, 2016, compared to $10,480 for the same period in 2015. The decrease from 2015 was the result of decreased audit fees in the current period.

Year ended January 31, 2016, compared with year ended January 31, 2015

The Company’s net loss for the year ended January 31, 2016 was $31,301 ($0.00 loss per share) compared to a net loss $57,174 ($0.00 loss per share) for the year ended January 31, 2015. No revenue was received in either period. The decrease in loss of $25,873 was principally the result of:

•	Office and general expenses increased $1,629 for the year ended January 31, 2016, compared to the same period in 2015. The increase was the result of a reversal of certain accrued expenses in 2015.

•	Professional fees decreased to $20,657 for the year ended January 31, 2016, compared to $47,956 for the same period in 2015. The decrease from 2015 was the result of external professional services required in connection with the reorganization and financing of the Company in 2015 which were not required in 2016.

SELECTED ANNUAL FINANCIAL INFORMATION

The following is selected financial data derived from the audited financial statements of the Company as at January 31, 2016, 2015 and 2014 and for the years then ended.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

	Year ended January 31, 2016	Year ended January 31, 2015	Year ended January 31, 2014
Net (loss) income	$(31,301)	$(57,174)	$69,225
Net (loss) income per share - basic and diluted	$(0.00)	$(0.00)	$0.00

	As at January 31, 2016		As at January 31, 2015		As at January 31, 2014

Total assets		$14,199		$6,029		$22,360
Long-term financial liabilities	$	nil	$	nil	$	nil

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated.

Three Months Ended	Net Revenues ($)	Net Income (Loss) ($)
January 31, 2016	nil	(8,885)	(0.00)
October 31, 2015	nil	(4,041)	(0.00)
July 31, 2015	nil	(9,795)	(0.00)
April 30, 2015	nil	(8,580)	(0.00)
January 31, 2015	nil	(13,985)	(0.00)
October 31, 2014	nil	(2,550)	(0.00)
July 31, 2014	nil	(11,700)	(0.00)
April 30, 2014	nil	(28,939)	(0.00)

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

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

As at January 31, 2016, the Company had cash and cash equivalents of $10,413. Cash used in operating activities was $29,616 for the year ended January 31, 2016. During the year ended January 31, 2016, the Company experienced a net decrease of $5,277 in non-cash working capital items, which was due to an increase in sundry receivables and prepaid of $1,792 and decrease in accounts payable and accrued liabilities of $3,485. Cash provided by financing activities was $35,994 for the year ended January 31, 2016 due to notes payable advanced from related parties.

The Company's approach to managing liquidity risk has been to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2016, the Company had cash and cash equivalents of $10,413 compared to $4,035 as at January 31, 2015, to settle current liabilities of $101,585 compared to $69,076 as at January 31, 2015. The Company currently does not have sufficient cash and cash equivalents to settle current liabilities although creditors who are related to the Company have agreed to defer payment. All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity.

There is no assurance that future equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

As at January 31, 2016 and the date of this MD&A, the Company had 920,835,502 common shares issued and outstanding and no stock options outstanding. The Company’s liquidity risk with financial instruments is minimal as any excess cash, when present, is deposited with a Schedule I Canadian bank.

RELATED PARTY TRANSACTIONS

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("Marrelli Support"), a firm providing accounting services. Marrelli Support's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Limited. Fees for services provided by Marrelli Support totaled $15,346, for the year ended January 31, 2016 (year ended January 31, 2015 - $13,027). As at January 31, 2016, Marrelli Support was owed $4,217 and this amount was included in accounts payable and accrued liabilities (January 31, 2015 - $1,967).

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

During the year ended January 31, 2016, the Company incurred fees totaling $810 (year ended January 31, 2015 - $740) for filing services received from DSA Corporate Services Inc. ("DSA"), an organization that Mr. Marrelli controls. Mr. Marrelli is also the corporate secretary and sole director of DSA. As at January 31, 2016, DSA was owed $1,182 and this amount was included in accounts payable and accrued liabilities (January 31, 2015 - $15,282).

At January 31, 2016, notes payable of $51,276 (January 31, 2015 - $15,282) is made up of $35,447 (January 31, 2015 - $15,282) owed to C. Marrelli Services Limited, $7,915 (January 31, 2015 - $nil) owed to Lonnie Kirsh, the Chief Executive Officer ("CEO") of the Company and $7,914 (January 31, 2015 - $nil) owed to George Duguay, a director and shareholder of the Company. The notes payable are unsecured, bear interest at 2% per annum and are due on demand. The interest expense pertaining to the notes payable for the year ended January 31, 2016 is $587 (year ended January 31, 2015 - $nil).

During the year ended January 31, 2016, the Company incurred fees totaling $2,711 (year ended January 31, 2015 - $19,899) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the President and CEO of the Company. An amount of $18,343 is included in accounts payable and accrued liabilities at January 31, 2016 (January 31, 2015 - $17,446).

During the year ended January 31, 2016, the Company incurred fees totaling $4,629 (year ended January 31, 2015 - $4,038) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $7,497 is included in accounts payable and accrued liabilities at January 31, 2016 (January 31, 2015 - $3,540).

To the knowledge of the directors and senior officers of the Company, as at January 31, 2016, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

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

CHANGE IN ACCOUNTING POLICIES

The amendments to IAS 24, issued in December 2013, clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014. At February 1, 2015, the Company adopted this pronouncement and there was no material effect on its financial statements.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

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

The Company's equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at January 31, 2016 was a deficiency of $87,386 (January 31, 2015 – deficiency of $63,047). Note that included in the statements of financial position presented is a deficit of $39,281,602 as January 31, 2016 (January 31, 2015 - $39,250,301).

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2016. The Company is not subject to external capital requirements.

FINANCIAL RISK FACTORS

The Company's financial instruments, consisting of cash and cash equivalents, sundry receivables, notes payable and accounts payable and accrued liabilities, approximate fair values due to the relatively short-term maturities of the instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2016, the Company had a cash balance of $10,413 (January 31, 2015 - $4,035) to settle current liabilities of $101,585 (January 31, 2015 - $69,076). All of the Company’s financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

It is expected the Company will be funded by shareholder loans or private placements from related parties until the Company finds an asset or business to incorporate into the Company.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers’ acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Foreign currency risk

The Company's functional currency is Canadian dollars and major purchases are transacted in Canadian dollars. The Company's reporting currency is the United States dollar.

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

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

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

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

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

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The following tables set forth a breakdown of the components of general and administrative for the Company, for the year ended January 31, 2016 and 2015.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

General and Administrative:

	Year Ended January 31,
	2016 ($)	2015 ($)
Corporate development	1,968	2,724
Office and general	4,047	2,418
Professional fees	20,657	47,956
Travel	-	38
Consulting fees	4,629	4,038
Total	31,301	57,174

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

In contrast to the certificate required for non-venture issuers under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate filed by the Company does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(iii)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(iv)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles (IFRS).

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

Dated: June 14, 2016

