Form 20-F
period 2017-01-31
ROYAL STANDARD MINERALS INC
filed 2017-06-22
CIK 1027162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2017

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

The Canadian Venture Building, 82 Richmond St East, Suite 202, Toronto, Ontario M5C 1P1
(Address of principal executive offices)

Daniel Crandall
The Canadian Venture Building, 82 Richmond St East, Suite 202, Toronto, Ontario M5C 1P1

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

As of January 31, 2017: 920,835,502 Common Shares, without par value

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

Yes [X] No [  ]

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

iii

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

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company’s financial statements, which are filed with this annual report on Form 20-F, may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Unless otherwise indicated, all dollar amounts in this report are presented in U.S. dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2017, based upon the Bank of Canada noon exchange rate, was U.S.$1.00 = Cdn$1.3427.

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

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “estimates” or “intends,” or the negative or other variations of these words or other comparable words or phrases or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements also include the potential for future growth, indications of potential for economic extraction, the extraction of material that the Company is able to process, the potential to increase throughput and resource estimates, exploration and development plans, and the execution of certain agreements including the terms of those agreements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

●	volatility in the financial markets;

●	risks associated with dilution;· risks related to environmental regulation and liability for past activities;

●	risks related to the possibility that the Company is a passive foreign investment company; and

●	uncertainty associated with U.S. investors enforcing in the United States civil liabilities of the Company and its directors and officers who are resident in Canada.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The tables below present selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2017, 2016, 2015, 2014 and 2013. The selected financial data presented herein for the fiscal years ended January 31, 2017 2016, 2015, 2014 and 2013 is prepared in accordance with International Financial Reporting Standards. The financial data includes the accounts of the Company and, , where applicable, its previously wholly-owned subsidiaries, Kentucky Standard Energy Company, Inc. (“Kentucky”), and Manhattan Mining Co. (“Manhattan”), both United States companies which were dissolved during the fiscal year ended January 31, 2014 . See “Item 4. Information on the Company”.

Royal Standard Minerals Inc.
(An Exploration Stage Enterprise)
Financial Statement Data
For the Years Ended January 31
(Expressed in US Currency)

	2017	2016	2015

Revenue	$0	0	$0
Finance Income	$0	0	$0
Expenses	$(42,687)	$(31,301)	$(57,174)
Net income (loss) for the year	$(42,687)	$(31,301)	$(57,174)
Deficit, beginning of year	$(39,281,602)	$(39,250,301)	$(39,193,127)
Income (loss) per common share:
Basic income (loss) per share	$0.00	0.00	0.00
Diluted income (loss) per share	$0.00	0.00	0.00
Weighted Average Shares
Outstanding-Basic	920,835,502	920,835,502	920,835,502
Outstanding-Diluted	920,835,502	920,835,502	920,835,502

Balance Sheet	January 31, 2017	January 31, 2016	January 31, 2015
Current Assets	$9,207	14,199	$6,029
Equipment, net	$0	0	$0
Total Assets	$9,207	14,199	$6,029
Current Liabilities	$144,395	101,585	$69,076
Net Assets	$(135,188)	$(87,386)	$(63,047)

2

	2014	2013

Revenue	$0	0
Finance Income	$9,138	7,274
Expenses	$(474,925)	$(5, 381,441)
Net income (loss) for the year	$69,225	$5,291,142
Deficit, beginning of year	$(39,262,352)	$(44,553,494)
Income (loss) per common share:
Basic income (loss) per share	$0.00	$0.06
Diluted income (loss) per share	$0.00	$0.06
Weighted Average Shares
Outstanding-Basic	116,053,396	83,885,036
Outstanding-Diluted	116,053,396	83,986,566

Balance Sheet	January 31, 2014	January 31, 2013
Current Assets	$22,360	2,943,569
Equipment, net	$0	23,716
Total Assets	$22,360	3,155,535
Current Liabilities	$35,917	3,195,672
Net Assets	$(13,557)	$(147,784)

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

The operations of the Company involve a number of substantial risks and the securities of the Company are highly speculative in nature. See the risk factors found in the Management’s Discussion and Analysis for the fiscal year ended January 31, 2017, included in Item 17 of this Form 20-F.

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

Royal Standard Minerals Inc. was incorporated pursuant to the laws of Canada by articles of incorporation dated December 10, 1986 under its former name, Resources Minieres Platinor Inc. (“Resources”). On April 30, 1996, Royal Standard shareholders approved the acquisition of all the issued and outstanding shares of Southeastern Resources, Inc. (“Southeastern”) in a reverse take-over transaction. Pursuant to this transaction, articles of amendment were filed effective May 14, 1996, pursuant to which the name of the Company was changed to its current form of name and its shares issued and outstanding at that time were consolidated on a 7.5:1 basis. On June 28, 1996, the common shares commenced trading on the Montreal Exchange. On January 4, 2002 the Company was continued from the laws of Canada (Canada Business Corporations Act, “CBCA”) to the laws of the Province of New Brunswick (Business Corporations Act (New Brunswick)). On February 17, 2004 under the laws of the Province of New Brunswick the articles were amended to provide for an unlimited number of common shares and an unlimited number of special shares. On July 23, 2007, the Company was continued from the laws of the Province of New Brunswick to the laws of Canada, under the CBCA, and the articles of continuance provided for an unlimited number of common shares and an unlimited number of preferred shares. The Company’s common shares are quoted on the United States Over-the-Counter Bulletin Board (“OTC Bulletin Board”), under the symbol “RYSMF”.

The registered office of the Company is located at The Canadian Venture Building, 82 Richmond St East, Suite 202, Toronto, Ontario M5C 1P1. The Company’s telephone number at its registered office is (416) 848-9407.

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

The Company is now focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders.s

C. Organizational structure.

The Company dissolved its two wholly-owned subsidiaries, Manhattan Mining Co., a corporation incorporated under the laws of the State of Nevada, and Kentucky Standard Energy Company, Inc., a corporation incorporated under the laws of the State of Kentucky during the fiscal year ended January 31, 2014.

D. Property, plants and equipment.

The registered office of Royal Standard Minerals Inc. is located at The Canadian Venture Building, 82 Richmond St East, Suite 202, Toronto, Ontario M5C 1P1.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Royal Standard was an exploration and pre-development stage enterprise. The Company’s remaining properties were disposed of during the fiscal year ended January 31, 2014.

The Company is now focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders.

Year Ended January 31, 2017 Compared to the Year Ended January 31, 2016

The Company’s net loss for the year ended January 31, 2017 was $42,687 ($0.00 loss per share) compared to a net loss $31,301 ($0.00 loss per share) for the year ended January 31, 2016. No revenue was received in either period. The increase in loss of $11,386 was principally the result of the increase in professional fees and office and general expenses. Professional fees increased $9,052 for the year ended January 31, 2017, compared to the same period in 2016. The increase was mainly the result of the Company filing its Form 20-F Annual Report for the fiscal years ended January 31, 2014, 2015 and 2016 in the US. Office and general expenses increased $1,832 for the year ended January 31, 2017, compared to the same period in 2016. The increase was mainly the result of preparation and filing fees for the Company’s Form 20-F Annual Report for the fiscal years ended January 31, 2014, 2015 and 2016 in the US.

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

During the year ended January 31, 2017, the cash resources of the Company decreased by $4,938. The decrease in cash resources is a result of cash used in operating activities, offset partially by cash provided from notes payable in financing activities. There is no assurance that equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. (See “Item 3.D. - Risk Factors”).

Year Ended January 31, 2017 Compared to the Year Ended January 31, 2016

As at January 31, 2017, the Company had cash and cash equivalents of $5,475 compared to $10,413 as at January 31, 2016, to settle current liabilities of $144,395 compared to $101,585 as at January 31, 2016.

Cash used in operating activities was $25,925 for the year ended January 31, 2017. During the year ended January 31, 2017, the Company experienced a net increase of $21,877 in non-cash working capital items, which was due to a decrease in sundry receivables and prepaid of $54 and increase in accounts payable and accrued liabilities of $21,823. Cash provided by financing activities was $20,987 for the year ended January 31, 2017 due to notes payable advanced from a shareholder.

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

The following is a brief biography of each of the Company’s directors and executive officers:

Carmelo Marrelli

Mr. Marrelli is the principal of Marrelli Support Services Inc., a firm that has delivered accounting and regulatory compliance services to listed companies on various exchanges for over twenty years. In addition, Mr. Marrelli also controls DSA Corporate Services Inc., a firm providing corporate secretarial and regulatory filing services. Carmelo is a Chartered Professional Accountant (CPA, CA, CGA), and a member of the Institute of Chartered Secretaries and Administrators, a professional body that certifies corporate secretaries. He has a Bachelor of Commerce degree from the University of Toronto.

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

The Company did not grant any option-based awards to executive officers or directors during the year ended January 31, 2017.

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

					Non-equity incentive plan compensation ($)
Name and Principal Position	Fiscal Year Ended January 31	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension Value ($)	All other compensation ($)		Total compensation ($)
Lonnie Kirsh	2017	Nil	Nil	Nil	Nil	Nil	N/A	6,858	(1)	6,858
President & Chief	2016	Nil	Nil	Nil	Nil	Nil	N/A	2,711	(1)	2,711
Executive Officer	2015	Nil	Nil	Nil	Nil	Nil	N/A	19,899	(1)	19,899

Daniel Crandall	2017	Nil	Nil	Nil	Nil	Nil	N/A	12,380	(2)	12,380
Chief	2016	Nil	Nil	Nil	Nil	Nil	N/A	15,346	(2)	15,346
Financial Officer	2015	Nil	Nil	Nil	Nil	Nil	N/A	13,027	(2)	13,027

Notes:

(1)	The Company received legal services of $6,858, $2,711 and $19,899 during the years ended January 31, 2017, 2016 and 2015, respectively, from Kirsh Securities Law Professional Corporation, a law firm owned by Mr. Kirsh.

(2)	Pursuant to a consulting agreement, Marrelli Support Services Inc., a corporation of which Mr. Crandall is a senior employee, was paid $12,380, $15,346 and $13,027during the years ended January 31, 2017, 2016 and 2015, respectively.

Incentive Plan Awards for Named Executive Officers

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each Named Executive Officer outstanding at the end of the financial year ended January 31, 2017.

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

See “Compensation Discussion and Analysis – Elements of the Compensation Program” and “Compensation Discussion and Analysis-Option-based Awards.”

Incentive Plan Awards – Value Vested or Earned During the Year

There was no value of option-based awards granted to Named Executive Officers which vested during the year ended January 31, 2017. The Company has not granted any share based awards nor does it have a non-equity compensation plan.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments of benefits at, following or in connection with retirement, or provide for retirement or deferred compensation plans for its Named Executive Officers or directors.

Compensation of Directors

Summary Compensation Table for Directors

The following table sets forth all amounts of compensation provided to the non-executive directors of the Company for the financial year ended January 31, 2017.

Name (a)	Fees earned ($) (b)	Share- based awards ($) (c)	Option- based awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensa- tion ($) (g)		Total ($) (h)
Carmelo Marrelli	Nil	Nil	Nil	Nil	Nil	Nil		Nil
George Duguay	Nil	Nil	Nil	Nil	Nil	4,629	(1)	Nil

(1)	The Company received consulting services of $4,629 during the year ended January 31, 2017, from G. Duguay Services Inc., a firm where George Duguay is the President.

Board Fees

The Company does not anticipate paying any cash fees to directors until a merger or acquisition transaction is completed.

The directors are also entitled to receive stock options under the Stock Option Plan.

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each non-executive director outstanding at January 31, 2017.

		Option-based Awards				Share-based Awards
Name (a)	Option grant date	Number of securities undelying unexercised options (#)(1) (b)	Option exercise price (U.S.$) (c)	Option expiration date (d)	Value of unexer- cised in-the- money options (U.S.$) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share- based awards that have not vested ($) (g)
Carmelo Marrelli	Nil	Nil	Nil	Nil	Nil	Nil	Nil
George Duguay	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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

Following, are the principles of the Company’s corporate governance arrangements:

●	Subject to the relatively small size of the Company and to business needs, the size of the Board must be kept to a sufficiently low number to facilitate open and effective dialogue and full participation and contribution of each director.

●	The Board must function as a cohesive team, with shared responsibilities and accountabilities that are clearly defined, understood and respected.

●	The Board must have the ability to exercise all its supervisory responsibilities independent of any influence by management.

●	The Board must have access to all the information needed to carry out its full responsibilities. Information must be available in a timely manner and in a format conducive to effective decision making.

●	The Board must develop, implement, and measure effective corporate governance practices, processes and procedures.

Committees of the Board

There is only one committee of the Board, being the Audit Committee. In addition to regularly scheduled meetings of the Board, its members are in contact with one another and with the members of senior management.

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

The Audit Committee’s primary duties and responsibilities are to:

(a) Identify and monitor the management of the principal risks that could impact the financial reporting of the Company;

(b) Oversee and monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(c) Oversee and monitor the independence and performance of the Company’s external auditors; and

(d) Provide an avenue of communication among the external auditors, management and the Board.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

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

(j) Review with the auditors:

(i) the scope of the audit;

(ii) the significant changes in the Company’s accounting principles, practices or policies; and

(iii) new developments in accounting principles, reporting matters or industry practices which may materially affect the financial statements of the Company;

(k) Review with the auditors and senior management the results of the annual audit, and make appropriate recommendations to the Board, having regard to, among other things:

(i) the financial statements;

(ii) management’s discussion and analysis and related financial disclosure contained in continuous disclosure documents;

(iii) significant changes, if any, to the initial audit plan;

(iv) accounting and reporting decisions relating to significant current year events and transactions;

(v) the audit findings report and management letter, if any, outlining the auditors’ findings and recommendations, together with management’s response, with respect to internal controls and accounting procedures;

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

(l) Review with the auditors the adequacy of management’s internal control procedures and management information systems and inquiring of management and the auditors about significant risks, including fraud risk, and exposures to the Company that may have a material adverse impact on the Company’s financial statements, and inquiring of the auditors as to the efforts of management to mitigate such risks and exposures;

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

(n) Monitor policies and procedures for reviewing directors’ and officers’ expenses and perquisites, and inquire about the results of such reviews;

(o) Review and approve written risk management policies and guidelines including the effectiveness of the overall process for identifying the principal risks affecting financial reporting;

(p) Review, and advise the Board of, issues relating to legal, ethical and regulatory responsibilities to monitor management’s efforts to seek to ensure compliance, including any legal matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators of governmental agencies. Discuss with management and the auditors any correspondence with respect to such inquiries and published reports that raise material issues regarding the Company’s financial statements and accounting policies; and

(q) Establish procedures for:

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

D. Employees.

In addition to the officers identified above, at January 31, 2017 and 2016, the Company had no employees.

E. Share ownership.

		Number of Common	Percentage of Common
		Shares Beneficially	Shares Beneficially
		Owned as of	Owned as of
Name	Office Held	January 31, 2017	January 31, 2017
George Duguay	Director	278,960,559	30.29%
Carmelo Marrelli	Director	278,960,559	30.29%
Lonnie Kirsh	President and Chief Executive Officer and Director	278,960,559	30.29%
Daniel Crandall	Chief Financial Officer	Nil	0%

See “Item 6. Compensation - Compensation of Executive Officers – Incentive Plan Awards for Named Executive Officers” and “Item 6. Compensation - Compensation of Directors – Incentive Plan Awards for Directors” for details of options granted to the above officers and directors.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

To the knowledge of the directors and officers of the Company based on reports filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) pursuant to National Instrument 62-103 of the Canadian Securities Administrators, Lonnie Kirsh exercises direction or control over 30.29% of the outstanding voting securities of the Company, George Duguay exercises direction or control over 30.29% of the outstanding voting securities of the Company and C. Marrelli Services Ltd. exercises direction or control over 30.29% of the outstanding voting securities of the Company.

B. Related party transactions.

Other than as described below, no director, senior officer, principal holder of securities, or any associate, affiliate, or family member thereof, of the Company has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last fiscal year or in any proposed transaction which, in either case, has or will materially affect the Company.

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. (“Marrelli Support”), a firm providing accounting services. Marrelli Support’s President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, DSA Capital Limited. Fees for services provided by Marrelli Support totaled $12,380, for the year ended January 31, 2017 (year ended January 31, 2016 - $15,346). As at January 31, 2017, Marrelli Support was owed $5,322 and this amount was included in accounts payable and accrued liabilities (January 31, 2016 - $4,217).

During the year ended January 31, 2017, the Company incurred fees totaling $627 (year ended January 31, 2016 - $810) for filing services received from DSA Corporate Services Inc. (“DSA”), an organization that Mr. Marrelli controls. Mr. Marrelli is also the corporate secretary and sole director of DSA. As at January 31, 2017, DSA was owed $176 and this amount was included in accounts payable and accrued liabilities (January 31, 2016 - $1,182).

During the year ended January 31, 2017, the Company incurred fees totaling $6,858 (year ended January 31, 2016 - $2,711) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the President and CEO of the Company. An amount of $26,437 is included in accounts payable and accrued liabilities at January 31, 2017 (January 31, 2016 - $18,343).

During the year ended January 31, 2017, the Company incurred fees totaling $4,557 (year ended January 31, 2016 - $4,629) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $12,564 is included in accounts payable and accrued liabilities at January 31, 2017 (January 31, 2016 - $7,497).

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Statements and Other Financial Information.

Financial Statements
See note “18. Contingencies” in the notes to the above-referenced financial statements.

Dividends
The Company does not anticipate paying dividends in the foreseeable future.

B. Significant Changes.

IFRS 9 Financial Instruments (“IFRS 9”)

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

OTC Bulletin Board (US$)

Period	High	Low
Fiscal year ended January 31, 2013	0.29	0.015
Fiscal year ended January 31, 2014	0.015	0.001
Fiscal year ended January 31, 2015	0.012	0.002
Fiscal year ended January 31, 2016	0.0017	0.0005
Fiscal year ended January 31, 2017	0.0013	0.0005

Period	High	Low
Quarter ended April 30, 2015	0.0017	0.0005
Quarter ended July 31, 2015	0.0013	0.0008
Quarter ended October 31, 2015	0.0010	0.0007
Quarter ended January 31, 2016	0.0013	0.0005
Quarter ended April 30, 2016	0.001	0.0006
Quarter ended July 31, 2016	0.0013	0.0007
Quarter ended October 31, 2016	0.0012	0.0009
Quarter ended January 31, 2017	0.0013	0.0005

Period	High	Low
August 2016	0.0012	0.0009
September 2016	0.0012	0.001
October 2016	0.0012	0.001
November 2016	0.001	0.0008
December 2016	0.0009	0.0005
January 2017	0.0013	0.0009

B. Plan of distribution.

Not applicable.

C. Markets.

The common shares currently trade on the OTC Bulletin Board under the symbol “RYSMF”.

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

E. Taxation

Canadian Federal Income Tax Considerations

The following is a summary of certain Canadian federal income tax provisions under the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”) applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the Tax Act. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company’s Common Shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm’s length with the Company, (ii) are not resident or deemed to be resident in Canada, (iii) hold the Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a “Non-Resident Holder”).

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

A Non-Resident Holder will generally not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are “taxable Canadian property” within the meaning of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable tax treaty.

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

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

Documents concerning the Company that are referred to in this annual report on Form 20-F may be inspected at The Canadian Venture Building, 82 Richmond St East, Suite 202, Toronto, Ontario M5C 1P1 during regular business hours of the Company.

You may also review a copy of the Company’s filings with the SEC, including exhibits and schedules filed with this annual report on Form 20-F, at the SEC’s public reference room 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of such materials upon payment of a duplicating fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

You may read and copy any reports, statements or other information that the Company files with the SEC at the addresses indicated above and you may also access some of them electronically at the website set forth above. These SEC filings are also available to the public from commercial document retrieval services.

The Company also files reports, statements and other information with the Canadian Securities Administrators (the “CSA”), and these can be accessed electronically at the CSA’s SEDAR website (http://www.sedar.com).

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. Risk management is carried out by the Company’s management team with guidance from the Audit Committee under policies approved by the Board. The Board also provides regular guidance for overall risk management.

Credit risk. Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity risk. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2017, the Company had a cash balance of $5,475 (January 31, 2016 - $10,413) to settle current liabilities of $144,395 (January 31, 2016 - $101,585). All of the Company’s financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

It is expected the Company will be funded by shareholder loans or private placements from related parties until the Company finds an asset or business to incorporate into the Company.

Market risk. Market risk is the risk of loss that may arise from changes in market factors such as interest rate and foreign exchange rates.

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company’s current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

(b) Foreign currency risk

The Company’s functional and reporting currency was previously the United States dollar and major purchases were transacted in United States dollars. Subsequent to the dissolution of Manhattan, the functional currency of the Company changed to Canadian dollars and major purchases are transacted in Canadian dollars.

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

Purpose of the Rights Plan

The primary purpose of the Rights Plan is to seek to ensure that, in the context of a bid for control of the Company through an acquisition of shares, all shareholders have an equal opportunity to participate in the bid and are given adequate time to access the bid. The Rights Plan in no way prohibits a change of control of the Company in a transaction that is procedurally fair to shareholders. The Rights Plan does not attempt to discourage bids. It allows a potential bidder to make a “permitted bid” directly to the shareholders of the Company without the prior approval of the Board. Such permitted bid must be made to all shareholders and must remain open for a minimum period of 60 days after the date of the bid and for a further period of 10 business days after the bidder publicly announces that the shares deposited constitute more than 50% of the outstanding Common Shares held by independent shareholders.

Summary of the Rights Plan

The following summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

Issuance of Rights

Pursuant to the Rights Plan, one Right has been issued and has attached to each Common Share of the Company outstanding as of 4:00 p.m. (Toronto time) on December 23, 2010, the date of implementation of the Company’s Rights Plan, and one Right will continue to be issued in respect of each Common Share issued thereafter prior to the earlier of the Separation Time (as defined below) and the expiration time.

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

In addition, for purposes of determining whether a Flip-in Event has occurred, generally, a person (including a trust company) who is engaged in the business of managing investment funds for others and, as part of such person’s duties for fully managed accounts, holds or exercises voting or dispositive power over voting shares in the ordinary course of business, would not, by reason thereof, be considered to be the beneficial owner of such voting shares. Exemptions are also provided for Crown agents and statutory or other registered pension plans or funds. In each case, the exemption ceases to apply in the event that the exempt person is making a take-over bid (other than pursuant to a distribution by the Company, pursuant to a Permitted Bid or Competing Permitted Bid or by means of ordinary course market transactions).

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

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures.

As of January 31, 2017 and based on their evaluations, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms.

B. Management’s Annual Report on Internal Control over Financial Reporting.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2017. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of January 31, 2017, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

C. Attestation Report of the Registered Public Accounting Firm.

This annual report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the SEC that permit the Company to provide only management’s report in this annual report.

D. Changes in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended January 31, 2017 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board has determined that Mr. Carmelo Marrelli, a director and Audit Committee member of the Company is an “audit committee financial expert” as defined in Form 20-F. Mr. Marrelli is “independent,” as such term is defined under the Nasdaq Stock Market Rules.

Item 16B. Code of Ethics

The Company is committed to maintaining high standards of integrity and accountability in conducting its business. It is the Company’s goal to seek to ensure that its best interests are paramount in all of its dealings with consultants, competitors, existing and potential business partners and other representatives wherever possible, and are conducted in a manner that avoids actual or potential material conflicts of interest. The Board takes steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer of the Company has a material interest, which include ensuring that directors and officers are familiar with the rules concerning reporting conflicts of interest and obtaining direction from the Company’s President and Chief Executive Officer and/or the Company’s legal counsel, as appropriate, regarding any potential conflicts of interest. The Company has not yet adopted a formal written code of ethics because the Company believes that the fiduciary duties required to be met by the Company’s officers and directors, as set forth above, are sufficient to ensure that the Company operates in an ethical manner at this stage of the Company’s Development.

Item 16C. Principal Accountant Fees and Services

MNP LLP (MSCM LLP prior to its merger with MNP LLP) has served as the Company’s auditing firm since March 26, 2009. Aggregate fees billed to the Company for professional services rendered by MNP LLP and its affiliates during the fiscal years ended January 31, 2017 and January 31, 2016 are detailed below:

	Year Ended January 31,
	(Cdn$)
	2017		2016
Audit Fees		$4,000	$4,000
Audit-Related Fees	$		$0
Tax Fees	$		$0
All Other Fees		$1,000	$1,800

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements, reviews of the Company’s condensed interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements.

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

Pre-approval Policies and Procedures

All services to be performed by the Company’s auditor must be approved in advance by the Audit Committee. The Audit Committee, in consultation with senior management, reviews annually and recommends for approval by the Board:

●	the appointment of independent auditors at the annual general meeting of shareholders of the Company;
●	the remuneration of the auditors; and
●	pre-approval of all audit and non-audit services to be provided to the Company by the external auditor, other than any de minimis services other than audit, review or attest services allowed by applicable law or regulation.

Since the commencement of the Company’s most recently completed financial year, every recommendation of the Audit Committee to nominate or compensate an external auditor was adopted by the Board.

Of the total aggregate fees paid by the Company to its accountants during the fiscal year ended January 31, 2017, none of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committe

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of this annual report on Form 20-F.

●	Auditor’s Report for Royal Standard Minerals Inc. for the years ended January 31, 2017 and 2016. Statements of Financial Position of Royal Standard Minerals Inc. as at January 31, 2017 and January 31, 2016.
●	Statements of Operations of Royal Standard Minerals Inc. for the years ended January 31, 2017 and 2016.
●	Statements of Comprehensive Loss of Royal Standard Minerals Inc. for the years ended January 31, 2017 and 2016.
●	Statements of Changes in Shareholders’ Equity of Royal Standard Minerals Inc. for the years ended January 31, 2017 and 2016.
●	Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2017 and 2016.
●	Notes to the Financial Statements of Royal Standard Minerals Inc. for the years ended January 31, 2017 and 2016.
●	Management’s Discussion and Analysis for the year ended January 31, 2017.
●	Auditor’s Report for Royal Standard Minerals Inc. for the years ended January 31, 2016 and 2015. Statements of Financial Position of Royal Standard Minerals Inc. as at January 31, 2016 and January 31, 2015.
●	Statements of Operations of Royal Standard Minerals Inc. for the years ended January 31, 2016 and 2015.
●	Statements of Comprehensive Loss of Royal Standard Minerals Inc. for the years ended January 31, 2016 and 2015.
●	Statements of Shareholders’ Equity of Royal Standard Minerals Inc. for the years ended January 31, 2016 and 2015.
●	Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2016 and 2015.
●	Notes to the Financial Statements of Royal Standard Minerals Inc. for the years ended January 31, 2016 and 2015.
●	Management’s Discussion and Analysis for the year ended January 31, 2016.

The financial statements of Royal Standard Minerals Inc. were prepared in accordance with International Financial Reporting Standards and are expressed in United States dollars.

Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Financial Statements

Years Ended January 31, 2017 and 2016

Independent Auditors’ Report

To the Shareholders of Royal Standard Minerals Inc.

We have audited the accompanying financial statements of Royal Standard Minerals Inc., which comprise the statements of financial position as at January 31, 2017 and 2016, and the statements of operations, comprehensive loss, changes in shareholders’ deficiency and cash flows for the then years ended January 31, 2017 and 2016, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and Public Company Accounting Oversight Board (PCAOB) standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Royal Standard Minerals Inc. as at January 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended January 31, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on Royal Standard Minerals Inc.’s ability to continue as a going concern.

May 30, 2017	Chartered Professional
Accountants
Toronto, Ontario	Licensed Public
Accountants

Royal Standard Minerals Inc.

Statements of Financial Position

(Expressed in United States Dollars)

	As at January 31, 2017	As at January 31,2016
ASSETS
Current
Cash and cash equivalents	$5,475	$10,413
Sundry receivables and prepaid expenses	3,732	3,786
Total assets	$9,207	$14,199
LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Liabilities
Current
Accounts payable and accrued liabilities (Notes 5 and 10)	$72,132	$50,309
Notes payable (Notes 6 and 10)	72,263	51,276
Total liabilities	144,395	101,585
Shareholders’ Deficiency Share capital (Note 7(b))	28,273,230	28,273,230
Reserves	10,900,438	10,900,438
Accumulated deficit	(39,324,289)	(39,281,602)
Accumulated other comprehensive income	15,433	20,548
Total shareholders’ deficiency	(135,188)	(87,386)
Total liabilities and shareholders’ deficiency	$9,207	$14,199
The Company and Operations and Going Concern (Note 1)

Approved by the Board:

“Carmelo Marrelli”	“George Duguay”
Director	Director

The accompanying notes are an integral part of these financial statements.

Royal Standard Minerals Inc.

Statements of Operations

(Expressed in United States Dollars)

	Years Ended
	January 31,
	2017	2016
Expenses
General and administrative (Notes 10 and 11)	$42,687	$31,301
Net loss for the year	$(42,687)	$(31,301)
Basic loss per share (Note 8)	$(0.00)	$(0.00)
Diluted loss per share (Note 8)	$(0.00)	$(0.00)

The accompanying notes are an integral part of these financial statements.

Royal Standard Minerals Inc.

Statements of Comprehensive Loss

(Expressed in United States Dollars)

	Years Ended
	January 31,
	2017	2016
Net loss for the year	$(42,687)	$(31,301)

Other comprehensive income (loss)

Item that will not be reclassified subsequently to loss
Foreign currency translation	(5,115)	6,962

Comprehensive loss for the year	$(47,802)	$(24,339)

The accompanying notes are an integral part of these financial statements.

Royal Standard Minerals Inc.

Statements of Changes in Shareholders’ Deficiency

(Expressed in United States Dollars)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income	Total
Balance, January 31, 2015	$28,273,230	$10,900,438	$(39,250,301)	$13,586	$(63,047)
Foreign currency translation	-	-	-	6,962	6,962
Net loss for the year	-	-	(31,301)	-	(31,301)
Balance, January 31, 2016	$28,273,230	$10,900,438	$(39,281,602)	$20,548	$(87,386)
Foreign currency translation	-	-	-	(5,115)	(5,115)
Net loss for the year	-	-	(42,687)	-	(42,687)
Balance, January 31, 2017	$28,273,230	$10,900,438	$(39,324,289)	$15,433	$(135,188)

The accompanying notes are an integral part of these financial statements.

Royal Standard Minerals Inc.

Statements of Cash Flows

(Expressed in United States Dollars)

	Years Ended
	January 31,
	2017	2016
Operating activities

Net loss for the year	$(42,687)	$(31,301)
Operating item not involving cash:
Foreign exchange	(5,115)	6,962
Changes in non-cash working capital:
Sundry receivables and prepaid	54	(1,792)
Accounts payable and accrued liabilities	21,823	(3,485)

Cash used in operating activities	(25,925)	(29,616)

Financing activities

Notes payable	20,987	35,994
Cash provided by financing activities	20,987	35,994

Net change in cash and cash equivalents	(4,938)	6,378
Cash and cash equivalents, beginning of year	10,413	4,035

Cash and cash equivalents, end of year	$5,475	$10,413

The accompanying notes are an integral part of these financial statements.

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the “Company”) is a publicly held company focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders. The Company was previously engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America but has disposed of these interests. The Company is continued under the Canada Business Corporations Act and its common shares are quoted in the United States of America on the Over-the-Counter (“OTC”) Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. (“SRI”), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company’s head office is located at The Canadian Venture Building, 82 Richmond Street East, Suite 200, Toronto, Ontario, M5C 1P1, Canada.

The financial statements were approved by the Board of Directors on May 30, 2017.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity’s ability to continue as a going concern. The Company had a loss of $42,687 during the year ended January 31, 2017 (year ended January 31, 2016 - loss of $31,301) and has an accumulated deficit of $39,324,289 (January 31, 2016 - $39,281,602). In addition, the Company has a working capital deficiency of $135,188 at January 31, 2017 (January 31, 2016 - $87,386).

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

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee of the IASB. The policies set out below have been consistently applied to all periods presented.

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

2.	Significant Accounting Policies (Continued)

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

i) Financial assets at fair value through profit or loss (“FVTPL”)

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

The Company did not have any financial asset classified as available-for-sale at January 31, 2017 and January 31, 2016.

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

2.	Significant Accounting Policies (Continued)

Financial instruments (continued)

iv) Financial liabilities at FVTPL (continued)

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

vi) Financial instruments recorded at fair value

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs). As of January 31, 2017 and January 31, 2016, the only financial instrument measured at fair value is the Company’s cash and cash equivalents.

Cash and cash equivalents is considered Level 1.

2.	Significant Accounting Policies (Continued)

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

Critical accounting judgments

●	the measurement of income taxes payable and deferred tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;

●	going concern presentation of the financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and

●	management’s determination that the functional currency of the Company is the Canadian Dollar.

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

3.	Capital Management

The Company manages its capital with the following objectives:

●	to ensure sufficient financial flexibility to achieve the ongoing business objectives; and

●	to maximize shareholder return through enhancing the share value.

3.	Capital Management (Continued)

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

The Company’s equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at January 31, 2017 was a deficiency of $135,188 (January 31, 2016 - $87,386). Note that included in the statements of financial position presented is a deficit of $39,324,289 as at January 31, 2017 (January 31, 2016 - $39,281,602).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2017. The Company is not subject to external capital requirements.

4.	Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk

(including interest rate and foreign currency risk).

Risk management is carried out by the Company’s management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

(ii) Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due (see note 1). As at January 31, 2017, the Company had a cash balance of $5,475 (January 31, 2016 - $10,413) to settle current liabilities of $144,395 (January 31, 2016 - $101,585). All of the Company’s financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

4.	Financial Risk Factors (Continued)

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s current policy is to invest excess cash in guaranteed investment certificates, bankers’ acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Foreign currency risk

The Company’s functional currency is Canadian dollars and major purchases are transacted in Canadian dollars. The Company’s reporting currency is the United States dollar.

5.	Accounts Payable and Accrued Liabilities

	As at	As at
	January 31, 2017	January 31, 2016

Trade payables	$24,756	$18,680
Accrued liabilities	47,376	31,629

	$72,132	$50,309

6.	Notes Payable

(i) The Company entered into a series of promissory note arrangements for the purposes of covering accounting fees, whereby the Company borrowed a total of CDN $55,179 from C. Marrelli Services Limited (assigned to DSA Capital Limited at December 31, 2016) and CDN $4,186 from DSA Capital Limited (the “Notes”). DSA Capital Limited controlled 278,960,559 common shares of the Company and is beneficially controlled by Carmelo Marrelli. The Notes are unsecured, bear interest at a rate of 2% per annum and are due on demand.

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

7.	Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, each without par value.

(b) Issued

	Shares	Amount

Balance, January 31, 2015, January 31, 2016 and January 31, 2017	920,835,502	$28,273,230

8.	Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Years Ended
	January 31,
	2017	2016
Numerator:
Loss for the year	$(42,687)	$(31,301)
Denominator:
Weighted average number of common shares outstanding for basic loss per share	920,835,502	920,835,502
Weighted average number of common shares outstanding for diluted loss per share	920,835,502	920,835,502
Basic loss per share	$(0.00)	$(0.00)
Diluted loss per share	$(0.00)	$(0.00)

9.	Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 26.50% (2016 - 26.50%) to the amounts recognized in the statements of operations:

	Years Ended
	January 31,
	2017	2016
Net (loss) income before income taxes	$(42,687)	$(31,301)
Expected tax (recovery) expense at statutory rate	$(11,312)	$(8,295)
Permanent differences	-	7,676
Functional currency translation	(151,258)	203,136
Tax benefits not recognized	162,570	(202,517)
Tax provision	$-	$-

9.	Income Taxes (Continued)

Deferred Tax Assets and Liabilities

Unrecognized deferred tax

The following represents the deductible temporary differences by jurisdiction which have not been recognized in the financial statements.

	2017	2016
Unclaimed non-capital losses
Excess of unclaimed resources pools over	$6,587,089	$6,060,901
carrying value of exploration properties	1,182,347	1,095,063
	$7,769,436	$7,155,964

The excess of unclaimed resources pools over carrying value of exploration properties can be carried forward indefinitely. The unclaimed non-capital losses carried forward expire as follows:

		Canada
Expires	2026	$658,657
	2027	643,466
	2028	793,225
	2029	495,906
	2030	879,362
	2031	377,106
	2032	1,394,334
	2033	910,126
	2034	340,800
	2035	49,890
	2036	1,122
	2037	43,095
		$6,587,089

10.	Related Party Transactions and Balances

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. (“Marrelli Support”), a firm providing accounting services. Marrelli Support’s President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, DSA Capital Limited. Fees for services provided by Marrelli Support totaled $12,380, for the year ended January 31, 2017 (year ended January 31, 2016 - $15,346). As at January 31, 2017, Marrelli Support was owed $5,322 and this amount was included in accounts payable and accrued liabilities (January 31, 2016 - $4,217).

During the year ended January 31, 2017, the Company incurred fees totaling $627 (year ended January 31, 2016 - $810) for filing services received from DSA Corporate Services Inc. (“DSA”), an organization that Mr. Marrelli controls. Mr. Marrelli is also the corporate secretary and sole director of DSA. As at January 31, 2017, DSA was owed $176 and this amount was included in accounts payable and accrued liabilities (January 31, 2016 - $1,182).

10.	Related Party Transactions and Balances (Continued)

At January 31, 2017, notes payable of $72,263 (January 31, 2016 - $51,276) is made up of $55,043 (January 31, 2016 - $35,447) owed to DSA Capital Limited, $8,610 (January 31, 2016 - $7,915) owed to Lonnie Kirsh, the Chief Executive Officer (“CEO”) of the Company and $8,610 (January 31, 2016 - $7,914) owed to George Duguay, a director and shareholder of the Company. The notes payable are unsecured, bear interest at 2% per annum and are due on demand (note 6). The interest expense pertaining to the notes payable for the year ended January 31, 2017 is $1,204 (year ended January 31, 2016 - $587).

During the year ended January 31, 2017, the Company incurred fees totaling $6,858 (year ended January 31, 2016 - $2,711) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the President and CEO of the Company. An amount of $26,437 is included in accounts payable and accrued liabilities at January 31, 2017 (January 31, 2016 - $18,343).

During the year ended January 31, 2017, the Company incurred fees totaling $4,557 (year ended January 31, 2016 - $4,629) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $12,564 is included in accounts payable and accrued liabilities at January 31, 2017 (January 31, 2016 - $7,497).

To the knowledge of the directors and senior officers of the Company, as at January 31, 2017, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

		Percentage of
	Number of	outstanding
Major Shareholder	common shares	common shares

Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
DSA Capital Limited	278,960,559	30.29%

None of the Company’s major shareholders have different voting rights than other holders of the Company’s common shares.

11.	General and Administrative

	Years Ended
	January 31,
	2017	2016

Corporate development (Note 10)	$2,542	$1,968
Office and general (Note 10)	5,879	4,047
Professional fees (Note 10)	29,709	20,657
Consulting fees (Note 10)	4,557	4,629
	$42,687	$31,301

12.	Subsequent Event

Subsequent to January 31, 2017, the Company obtained separate promissory notes of CDN$5,400 from each of George Duguay, DSA Capital Limited and Lonnie Kirsh, for total promissory notes of CDN$16,200. These notes are unsecured, bear interest at an annual rate at 2% and are due on demand.

ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION

AND ANALYSIS

YEAR ENDED JANAURY 31, 2017

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2017

Discussion Dated May 30, 2017

This Management Discussion and Analysis (“MD&A”) is dated May 30, 2017 and unless otherwise noted, should be read in conjunction with the Company’s audited financial statements for the years ended January 31, 2017 and 2016 and the notes thereto. Results are reported in United States dollars, unless otherwise noted. The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the year ended January 31, 2017 are not necessarily indicative of the results that may be expected for any future period.

The Company’s head office is located at The Canadian Venture Building, 82 Richmond Street East, Suite 200, Toronto, Ontario, M5C 1P1, Canada.

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2017

Discussion Dated May 30, 2017

looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements	Assumptions	Risk factors

The Company will be able to continue its business activities.	The Company has anticipated all material costs and the operating activities of the Company, and such costs and activities will be consistent with the Company’s current expectations; the Company will be able to obtain shareholder loans or equity funding when required.	Unforeseen costs to the Company will arise; any particular operating cost increase or decrease from the date of the estimation; and capital markets not being favourable for funding and/or related parties discontinue funding the Company resulting in the Company not being able to obtain financing when required or on acceptable terms.

The Company will be able to carry out anticipated business plans.	The operating activities of the Company for the twelve months ending January 31, 2018, will be consistent with the Company’s current expectations.	Sufficient funds not being available; increases in costs; the Company may be unable to retain key personnel.

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

Year Ended January 31, 2017

Discussion Dated May 30, 2017

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

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity’s ability to continue as a going concern. The Company had a loss of $42,687 during the year ended January 31, 2017 (year ended January 31, 2016 - $31,301) and has an accumulated deficit of $39,324,289 (January 31, 2016 - accumulated deficit of $39,281,602). In addition, the Company has a working capital deficiency of $135,188 at January 31, 2017 (January 31, 2016 - working capital deficiency of $87,386).

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

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2017

Discussion Dated May 30, 2017

OVERALL PERFORMANCE

The Company’s net loss for the year ended January 31, 2017 was $42,687 ($0.00 loss per share) compared to a loss of $31,301 ($0.00 loss per share) for the year ended January 31, 2016, an increase in net loss of $11,386. The increase in net loss relates mainly to an increase in office and general expenses and professional fees of $1,832 and $9,052, respectively, due to costs related to the Company filing its Form 20-F Annual Report for the fiscal years ended January 31, 2014, 2015 and 2016 in the US.

FINANCIAL PERFORMANCE

Three months ended January 31, 2017, compared with three months ended January 31, 2016

The Company’s net loss for the three months ended January 31, 2017 was $10,067 ($0.00 loss per share) compared to a net loss $8,885 ($0.00 loss per share) for the three months ended January 31, 2016. No revenue was received in either period. The increase in loss of $1,182 was principally the result of:

●	Professional fees increased $559 for the three months ended January 31, 2017, compared to the same period in 2016. The increase was the result of increased accounting fees in the current period.

●	Corporate development expenses increased $722 for the three months ended January 31, 2017, compared to the same period in 2016. The increase was the result of increased transfer agent fees in the current period.

Year ended January 31, 2017, compared with year ended January 31, 2016

The Company’s net loss for the year ended January 31, 2017 was $42,687 ($0.00 loss per share) compared to a net loss $31,301 ($0.00 loss per share) for the year ended January 31, 2016. No revenue was received in either period. The increase in loss of $11,386 was principally the result of:

●	Office and general expenses increased $1,832 for the year ended January 31, 2017, compared to the same period in 2016. The increase was mainly the result of preparation and filing fees for the Company’s Form 20-F Annual Report for the fiscal years ended January 31, 2014, 2015 and 2016 in the US.

●	Professional fees increased $9,052 for the year ended January 31, 2017, compared to the same period in 2016. The increase was mainly the result of the Company filing its Form 20-F Annual Report for the fiscal years ended January 31, 2014, 2015 and 2016 in the US.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2017

Discussion Dated May 30, 2017

SELECTED ANNUAL FINANCIAL INFORMATION

The following is selected financial data derived from the audited financial statements of the Company as at January 31, 2017, 2016 and 2015 and for the years then ended.

	Year ended January 31, 2017	Year ended January 31,2016	Year ended January 31, 2015
Net (loss) income	$(42,687)	$(31,301)	$(57,174)
Net (loss) income per share - basic and diluted	$(0.00)	$(0.00)	$(0.00)

	As at January 31, 2017		As at January 31, 2016		As at January 31, 2015

Total assets		$9,207		$14,199		$6,029
Long-term financial liabilities	$	nil	$	nil	$	nil

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2017

Discussion Dated May 30, 2017

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated.

Three Months Ended	Net Revenues ($)	Net Loss ($)
January 31, 2017	nil	(10,067)	(0.00)
October 31, 2016	nil	(7,078)	(0.00)
July 31, 2016	nil	(10,483)	(0.00)
April 30, 2016	nil	(15,059)	(0.00)
January 31, 2016	nil	(8,885)	(0.00)
October 31, 2015	nil	(4,041)	(0.00)
July 31, 2015	nil	(9,795)	(0.00)
April 30, 2015	nil	(8,580)	(0.00)

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

As at January 31, 2017, the Company had cash and cash equivalents of $5,475. Cash used in operating activities was $25,925 for the year ended January 31, 2017. During the year ended January 31, 2017, the Company experienced a net increase of $21,877 in non-cash working capital items, which was mainly due to an increase in accounts payable and accrued liabilities of $21,823. Cash provided by financing activities was $20,987 for the year ended January 31, 2017 due to notes payable advanced from related parties.

The Company’s approach to managing liquidity risk has been to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2017, the Company had cash and cash equivalents of $5,475 compared to $10,413 as at January 31, 2016, to settle current liabilities of $144,395 compared to $101,585 as at January 31, 2016. The Company currently does not have sufficient cash and cash equivalents to settle current liabilities although creditors who are related to the Company have agreed to defer payment. See also “Subsequent Event” below for funds received subsequent to January 31, 2017. All of the Company’s financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2017

Discussion Dated May 30, 2017

There is no assurance that future equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

As at January 31, 2017 and the date of this MD&A, the Company had 920,835,502 common shares issued and outstanding and no stock options outstanding. The Company’s liquidity risk with financial instruments is minimal as any excess cash, when present, is deposited with a Schedule I Canadian bank.

RELATED PARTY TRANSACTIONS

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. (“Marrelli Support”), a firm providing accounting services. Marrelli Support’s President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, DSA Capital Limited. Fees for services provided by Marrelli Support totaled $12,380, for the year ended January 31, 2017 (year ended January 31, 2016 - $15,346). As at January 31, 2017, Marrelli Support was owed $5,322 and this amount was included in accounts payable and accrued liabilities (January 31, 2016 - $4,217).

During the year ended January 31, 2017, the Company incurred fees totaling $627 (year ended January 31, 2016 - $810) for filing services received from DSA Corporate Services Inc. (“DSA”), an organization that Mr. Marrelli controls. Mr. Marrelli is also the corporate secretary and sole director of DSA. As at January 31, 2017, DSA was owed $176 and this amount was included in accounts payable and accrued liabilities (January 31, 2016 - $1,182).

At January 31, 2017, notes payable of $72,263 (January 31, 2016 - $51,276) is made up of $55,043 (January 31, 2016 - $35,447) owed to DSA Capital Limited, $8,610 (January 31, 2016 - $7,915) owed to Lonnie Kirsh, the Chief Executive Officer (“CEO”) of the Company and $8,610 (January 31, 2016 - $7,914) owed to George Duguay, a director and shareholder of the Company. The notes payable are unsecured, bear interest at 2% per annum and are due on demand (note 6). The interest expense pertaining to the notes payable for the year ended January 31, 2017 is $1,204 (year ended January 31, 2016 - $587).

During the year ended January 31, 2017, the Company incurred fees totaling $6,858 (year ended January 31, 2016 - $2,711) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the President and CEO of the Company. An amount of $26,437 is included in accounts payable and accrued liabilities at January 31, 2017 (January 31, 2016 - $18,343).

During the year ended January 31, 2017, the Company incurred fees totaling $4,557 (year ended January 31, 2016 - $4,629) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $12,564 is included in accounts payable and accrued liabilities at January 31, 2017 (January 31, 2016 - $7,497).

To the knowledge of the directors and senior officers of the Company, as at January 31, 2017, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2017

Discussion Dated May 30, 2017

Major Shareholder	Number of common shares	Percentage of outstanding common shares
Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
DSA Capital Limited	278,960,559	30.29%

None of the Company’s major shareholders have different voting rights than other holders of the Company’s common shares.

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

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2017

Discussion Dated May 30, 2017

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

●	to ensure sufficient financial flexibility to achieve the ongoing business objectives; and

●	to maximize shareholder return through enhancing the share value.

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

The Company’s equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at January 31, 2017 was a deficiency of $135,188 (January 31, 2016 - deficiency of $87,386). Note that included in the statements of financial position presented is a deficit of $39,324,289 as January 31, 2017 (January 31, 2016 - $39,281,602).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2017. The Company is not subject to external capital requirements.

SUBSEQUENT EVENT

Subsequent to January 31, 2017, the Company obtained separate promissory notes of CDN$5,400 from each of George Duguay, DSA Capital Limited and Lonnie Kirsh, for total promissory notes of CDN$16,200. These notes are unsecured, bear interest at an annual rate at 2% and are due on demand.

FINANCIAL RISK FACTORS

The Company’s financial instruments, consisting of cash and cash equivalents, sundry receivables, notes payable and accounts payable and accrued liabilities, approximate fair values due to the relatively short-term maturities of the instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Risk management is carried out by the Company’s management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2017

Discussion Dated May 30, 2017

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2017, the Company had a cash balance of $5,475 (January 31, 2016 - $10,413) to settle current liabilities of $144,395 (January 31, 2016 - $101,585). All of the Company’s financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

It is expected the Company will be funded by shareholder loans or private placements from related parties until the Company finds an asset or business to incorporate into the Company.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s current policy is to invest excess cash in guaranteed investment certificates, bankers’ acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Foreign currency risk

The Company’s functional currency is Canadian dollars and major purchases are transacted in Canadian dollars. The Company’s reporting currency is the United States dollar.

RISK FACTORS

At the present time, the Company does not hold any interest in an active operating business or asset. The Company’s viability and potential success lie in its ability to develop, exploit and generate revenue from a future asset or business acquisition. Revenues, profitability and cash flow from any future asset or business acquisition involving the Company are difficult to predict and will be influenced by factors unknown to management at the present time. The Company has limited financial resources and there is no assurance that it will be able to obtain adequate financing in the future or that the terms of any such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of future business activities of the Company with the possible dilution or loss of such business activities.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2017

Discussion Dated May 30, 2017

The Company’s ability to continue as a going concern is uncertain and is dependent upon its ability to identify assets or business opportunities to acquire or merge with. Success in identifying a new assets or business is uncertain. Furthermore, the Company has limited working capital to pursue such opportunities. Unless the Company can identify a suitable assets or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to continue as a going concern. Any material delays, or failure of, identifying a suitable business opportunity and/or obtaining additional financing in the near term is likely to have a material adverse impact on the business, operations and prospects of the Company and the ability of the Company to raise adequate financing and re-commence business operations, which in turn is likely to have a material adverse impact on the Company’s business, assets and financial condition.

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

RISK MANAGEMENT

Risk management is carried out by the Company’s management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors provides regular guidance for overall risk management.

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

Year Ended January 31, 2017

Discussion Dated May 30, 2017

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

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The following tables set forth a breakdown of the components of general and administrative for the Company, for the year ended January 31, 2017 and 2016.

General and Administrative:

	Year Ended January 31,
	2017	2016
	($)	($)
Corporate development	2,542	1,968
Office and general	5,879	4,047
Professional fees	29,709	20,657
Consulting fees	4,557	4,629
Total	42,687	31,301

Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Financial Statements

Years Ended January 31, 2016 and 2015

Independent Auditors’ Report

To the Shareholders of Royal Standard Minerals Inc.

We have audited the accompanying financial statements of Royal Standard Minerals Inc., which comprise the statements of financial position as at January 31, 2016 and 2015, and the statements of operations, comprehensive loss, changes in shareholders’ deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

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

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on Royal Standard Minerals Inc.’s ability to continue as a going concern.

Chartered Professional Accountants

Licensed Public Accountants

Mississauga, Ontario

May 25, 2016

Royal Standard Minerals Inc.

Statements of Financial Position

(Expressed in United States Dollars)

	As at	As at
	January 31, 2016	January 31, 2015

ASSETS

Current
Cash and cash equivalents	$10,413	$4,035
Sundry receivables and prepaids (Note 6)	3,786	1,994
Total assets	$14,199	$6,029

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Liabilities
Current
Accounts payable and accrued liabilities (Notes 7 and 13)	$50,309	$53,794
Notes payable (Notes 8 and 13)	51,276	15,282

Total liabilities	101,585	69,076

Shareholders’ Deficiency
Share capital (Note 13(b))	28,273,230	28,273,230
Reserves	10,900,438	10,900,438
Accumulated deficit	(39,281,602)	(39,250,301)
Accumulated other comprehensive income	20,548	13,586

Total shareholder’s deficiency	(87,386)	(63,047)

Total liabilities and shareholders’ deficiency	$14,199	$6,029

The Company and Operations and Going Concern (Note 1)

Approved by the Board:

“Carmelo Marrelli”	“George Duguay”
Director	Director

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

Royal Standard Minerals Inc.

Statements of Changes in Shareholders’ Deficiency

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

Notes to Financial Statements

(Expressed in United States Dollars)

January 31, 2016 and 2015

1. The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the “Company”) is a publicly held company focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders. The Company was previously engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America but has disposed of these interests. The Company is continued under the Canada Business Corporations Act and its common shares are quoted in the United States of America on the Over-the-Counter (“OTC”) Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. (“SRI”), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company’s head office is located at The Canadian Venture Building, 82 Richmond St East, Suite 202, Toronto, Ontario M5C 1P1.

The financial statements were approved by the Board of Directors on May 25, 2016.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity’s ability to continue as a going concern. The Company had a loss of $31,301 during the year ended January 31, 2016 (year ended January 31, 2015 - loss of $57,174) and has an accumulated deficit of $39,281,602 (January 31, 2015 - $39,250,301). In addition, the Company has a working capital deficiency of $87,386 at January 31, 2016 (January 31, 2015 - $63,047).

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

2. Significant Accounting Policies

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee of the IASB. The policies set out below have been consistently applied to all periods presented.

Royal Standard Minerals Inc.

Notes to Financial Statements

(Expressed in United States Dollars)

January 31, 2016 and 2015

2. Significant Accounting Policies (Continued)

Share-based payments

The fair value of the stock options granted to directors, officers and employees is determined using the Black-Scholes option pricing model and management’s assumptions and recorded as share-based payments expense over the vesting period of the stock options, with the offsetting credit recorded as an increase in reserves. The fair value of stock options issued to other than employees are measured at the fair value of the goods or services received unless this cannot be reliably estimated, and are recognized over the period of service. If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from reserves to share capital.

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

i) Financial assets at fair value through profit or loss (“FVTPL”)

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

January 31, 2016 and 2015

2. Significant Accounting Policies (Continued)

Financial instruments (continued)

vi) Financial instruments recorded at fair value

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs). As of January 31, 2016 and January 31, 2015, the financial asset measured at fair value is the Company’s cash and cash equivalents.

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

Critical accounting judgments

●	the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;

●	going concern presentation of the financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and

●	management’s determination that the functional currency of the Company is the Canadian Dollar.

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

3. Capital Management

The Company manages its capital with the following objectives:

●	to ensure sufficient financial flexibility to achieve the ongoing business objectives; and

●	to maximize shareholder return through enhancing the share value.

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

The Company’s equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at January 31, 2016 was a deficiency of $87,386 (January 31, 2015 - $63,047). Note that included in the statements of financial position presented is a deficit of $39,281,602 as at January 31, 2016 (January 31, 2015 - $39,250,301).

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

Risk management is carried out by the Company’s management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i)Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

(ii)Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due (see note 1). As at January 31, 2016, the Company had a cash balance of $10,413 (January 31, 2015 - $4,035) to settle current liabilities of $101,585 (January 31, 2015 - $69,076). All of the Company’s financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

(iii)Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s current policy is to invest excess cash in guaranteed investment certificates, bankers’ acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Foreign currency risk

The Company’s functional currency is Canadian dollars and major purchases are transacted in Canadian dollars. The Company’s reporting currency is the United States dollar.

Royal Standard Minerals Inc.

Notes to Financial Statements

(Expressed in United States Dollars)

January 31, 2016 and 2015

5. Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation (“Sharpe”). Sharpe is a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. In the year ended January 31, 2014, as a result of the continued and significant decline in the market value and the delisting of the shares, the Company has written down the investment to $nil.

6. Sundry Receivables and Prepaid

	As at	As at
	January 31, 2016	January 31, 2015

Sales tax receivables	$3,786	$1,994

7. Accounts Payable and Accrued Liabilities

	As at	As at
	January 31, 2016	January 31, 2015

Trade payables	$18,680	$27,609
Accrued liabilities	31,629	26,185
	$50,309	$53,794

8. Notes Payable

(i) The Company entered into a series of promissory note arrangements for the purposes of covering accounting fees, whereby the Company borrowed a total of CDN $37,861 from C. Marrelli Services Limited (the “Notes”). C. Marrelli Services Limited controls 278,960,559 common shares of the Company and is 100% owned by Carmelo Marrelli. The Notes are unsecured, bear interest at a rate of 2% per annum and are due on demand.

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

10. Stock Options

Under the Company’s stock option plan (the “Option Plan”), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company’s shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

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

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

The following table reflects the continuity of stock options for the years ended January 31, 2016 and 2015:

	Number of Stock Options	Weighted Average Exercise Price

Balance, January 31, 2014	2,350,000	$0.25
Forfeited	(2,200,000)	0.26
Expired	(150,000)	0.10
January 31, 2015 and January 31, 2016	-	-

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

Notes to Financial Statements

(Expressed in United States Dollars)

January 31, 2016 and 2015

13. Related Party Transactions and Balances

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. (“Marrelli Support”), a firm providing accounting services. Marrelli Support’s President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Limited. Fees for services provided by Marrelli Support totaled $15,346, for the year ended January 31, 2016 (year ended January 31, 2015 - $13,027). As at January 31, 2016, Marrelli Support was owed $4,217 and this amount was included in accounts payable and accrued liabilities (January 31, 2015 - $1,967).

During the year ended January 31, 2016, the Company incurred fees totaling $810 (year ended January 31, 2015 - $740) for filing services received from DSA Corporate Services Inc. (“DSA”), an organization that Mr. Marrelli controls. Mr. Marrelli is also the corporate secretary and sole director of DSA. As at January 31, 2016, DSA was owed $1,182 and this amount was included in accounts payable and accrued liabilities (January 31, 2015 - $15,282).

At January 31, 2016, notes payable of $51,276 (January 31, 2015 - $15,282) is made up of $35,447 (January 31, 2015 - $15,282) owed to C. Marrelli Services Limited, $7,915 (January 31, 2015 - $nil) owed to Lonnie Kirsh, the Chief Executive Officer (“CEO”) of the Company and $7,914 (January 31, 2015 - $nil) owed to George Duguay, a director and shareholder of the Company. The notes payable are unsecured, bear interest at 2% per annum and are due on demand (note 8). The interest expense pertaining to the notes payable for the year ended January 31, 2016 is $587 (year ended January 31, 2015 - $nil).

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

None of the Company’s major shareholders have different voting rights than other holders of the Company’s common shares.

Royal Standard Minerals Inc.

Notes to Financial Statements

(Expressed in United States Dollars)

January 31, 2016 and 2015

14. General and Administrative

	Years Ended January 31,
	2016	2015
Corporate development (Note 13)	$1,968	$2,724
Office and general (Note 13)	4,047	2,418
Professional fees (Note 13)	20,657	47,956
Travel	-	38
Consulting fees (Note 13)	4,629	4,038
	$31,301	$57,174

15. Segmented Information

The Company’s operations comprise a single reporting segment which is currently inactive. As the operations comprise a single reporting segment, amounts disclosed in the financial statements also represent segment amounts.

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

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity’s ability to continue as a going concern. The Company had a loss of $31,301 during the year ended January 31, 2016 (year ended January 31, 2015 - $57,174) and has an accumulated deficit of $39,281,602 (January 31, 2015 - accumulated deficit of $39,250,301). In addition, the Company has a working capital deficiency of $87,386 at January 31, 2016 (January 31, 2015 - working capital deficiency of $63,047).

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

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

●	Corporate development expenses decreased $1,513 for the three months ended January 31, 2016, compared to the same period in 2015. The decrease was the result of decreased transfer agent fees in the current period.

●	Professional fees decreased to $6,862 for the three months ended January 31, 2016, compared to $10,480 for the same period in 2015. The decrease from 2015 was the result of decreased audit fees in the current period.

Year ended January 31, 2016, compared with year ended January 31, 2015

The Company’s net loss for the year ended January 31, 2016 was $31,301 ($0.00 loss per share) compared to a net loss $57,174 ($0.00 loss per share) for the year ended January 31, 2015. No revenue was received in either period. The decrease in loss of $25,873 was principally the result of:

●	Office and general expenses increased $1,629 for the year ended January 31, 2016, compared to the same period in 2015. The increase was the result of a reversal of certain accrued expenses in 2015.

●	Professional fees decreased to $20,657 for the year ended January 31, 2016, compared to $47,956 for the same period in 2015. The decrease from 2015 was the result of external professional services required in connection with the reorganization and financing of the Company in 2015 which were not required in 2016.

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

The Company’s approach to managing liquidity risk has been to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2016, the Company had cash and cash equivalents of $10,413 compared to $4,035 as at January 31, 2015, to settle current liabilities of $101,585 compared to $69,076 as at January 31, 2015. The Company currently does not have sufficient cash and cash equivalents to settle current liabilities although creditors who are related to the Company have agreed to defer payment. All of the Company’s financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity.

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

RELATED PARTY TRANSACTIONS

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. (“Marrelli Support”), a firm providing accounting services. Marrelli Support’s President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Limited. Fees for services provided by Marrelli Support totaled $15,346, for the year ended January 31, 2016 (year ended January 31, 2015 - $13,027). As at January 31, 2016, Marrelli Support was owed $4,217 and this amount was included in accounts payable and accrued liabilities (January 31, 2015 - $1,967).

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

During the year ended January 31, 2016, the Company incurred fees totaling $810 (year ended January 31, 2015 - $740) for filing services received from DSA Corporate Services Inc. (“DSA”), an organization that Mr. Marrelli controls. Mr. Marrelli is also the corporate secretary and sole director of DSA. As at January 31, 2016, DSA was owed $1,182 and this amount was included in accounts payable and accrued liabilities (January 31, 2015 - $15,282).

At January 31, 2016, notes payable of $51,276 (January 31, 2015 - $15,282) is made up of $35,447 (January 31, 2015 - $15,282) owed to C. Marrelli Services Limited, $7,915 (January 31, 2015 - $nil) owed to Lonnie Kirsh, the Chief Executive Officer (“CEO”) of the Company and $7,914 (January 31, 2015 - $nil) owed to George Duguay, a director and shareholder of the Company. The notes payable are unsecured, bear interest at 2% per annum and are due on demand. The interest expense pertaining to the notes payable for the year ended January 31, 2016 is $587 (year ended January 31, 2015 - $nil).

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

None of the Company’s major shareholders have different voting rights than other holders of the Company’s common shares.

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

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

●	to ensure sufficient financial flexibility to achieve the ongoing business objectives; and

●	to maximize shareholder return through enhancing the share value.

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

The Company’s equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at January 31, 2016 was a deficiency of $87,386 (January 31, 2015 – deficiency of $63,047). Note that included in the statements of financial position presented is a deficit of $39,281,602 as January 31, 2016 (January 31, 2015 - $39,250,301).

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

FINANCIAL RISK FACTORS

The Company’s financial instruments, consisting of cash and cash equivalents, sundry receivables, notes payable and accounts payable and accrued liabilities, approximate fair values due to the relatively short-term maturities of the instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Risk management is carried out by the Company’s management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2016, the Company had a cash balance of $10,413 (January 31, 2015 - $4,035) to settle current liabilities of $101,585 (January 31, 2015 - $69,076). All of the Company’s financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

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

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s current policy is to invest excess cash in guaranteed investment certificates, bankers’ acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Foreign currency risk

The Company’s functional currency is Canadian dollars and major purchases are transacted in Canadian dollars. The Company’s reporting currency is the United States dollar.

RISK FACTORS

At the present time, the Company does not hold any interest in an active operating business or asset. The Company’s viability and potential success lie in its ability to develop, exploit and generate revenue from a future asset or business acquisition. Revenues, profitability and cash flow from any future asset or business acquisition involving the Company are difficult to predict and will be influenced by factors unknown to management at the present time. The Company has limited financial resources and there is no assurance that it will be able to obtain adequate financing in the future or that the terms of any such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of future business activities of the Company with the possible dilution or loss of such business activities.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2016

Discussion Dated May 25, 2016

The Company’s ability to continue as a going concern is uncertain and is dependent upon its ability to identify assets or business opportunities to acquire or merge with. Success in identifying a new assets or business is uncertain. Furthermore, the Company has limited working capital to pursue such opportunities. Unless the Company can identify a suitable assets or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to continue as a going concern. Any material delays, or failure of, identifying a suitable business opportunity and/or obtaining additional financing in the near term is likely to have a material adverse impact on the business, operations and prospects of the Company and the ability of the Company to raise adequate financing and re-commence business operations, which in turn is likely to have a material adverse impact on the Company’s business, assets and financial condition.

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

RISK MANAGEMENT

Risk management is carried out by the Company’s management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors provides regular guidance for overall risk management.

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

Dated: June 20, 2017

