Form 20-F
period 2018-01-31
ROYAL STANDARD MINERALS INC
filed 2018-08-08
CIK 1027162

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2018

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

As of January 31, 2018: 920,835,502 Common Shares, without par value

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

Unless otherwise indicated, all dollar amounts in this report are presented in U.S. dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2018, based upon the Bank of Canada noon exchange rate, was U.S.$1.00 = Cdn$1.2293.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data.

The tables below present selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2018, 2017, 2016, 2015 and 2014. The selected financial data presented herein for the fiscal years ended January 31, 2018, 2017, 2016, 2015 and 2014 is prepared in accordance with International Financial Reporting Standards. The financial data includes the accounts of the Company and, , where applicable, its previously wholly-owned subsidiaries, Kentucky Standard Energy Company, Inc. (“Kentucky”), and Manhattan Mining Co. (“Manhattan”), both United States companies which were dissolved during the fiscal year ended January 31, 2014 . See “Item 4. Information on the Company”.

Royal Standard Minerals Inc.
(An Exploration Stage Enterprise)
Financial Statement Data
For the Years Ended January 31
(Expressed in US Currency)

	2018	2017	2016

Revenue	$0	$0	$0
Finance Income	$0	$0	$0
Expenses	$(37,653)	$(42,687)	$(31,301)
Net income (loss) for the year	$(37,653)	$(42,687)	$(31,301)
Deficit, beginning of year	$(39,324,289)	$(39,281,602)	$(39,250,301)
Income (loss) per common share:
Basic income (loss) per share	$0.00	$0.00	$0.00
Diluted income (loss) per share	$0.00	$0.00	$0.00
Weighted Average Shares
Outstanding-Basic	920,835,502	920,835,502	920,835,502
Outstanding-Diluted	920,835,502	920,835,502	920,835,502

Balance Sheet	January 31, 2018	January 31, 2017	January 31, 2016
Current Assets	$2,471	$9,207	$14,199
Equipment, net	$0	$0	$0
Total Assets	$2,471	$9,207	$14,199
Current Liabilities	$184,944	$144,395	$101,585
Net Assets	$(182,473)	$(135,188)	$(87,386)

4

	2015	2014

Revenue	$0	$0
Finance Income	$0	$9,138
Expenses	$(57,174)	$(474,925)
Net income (loss) for the year	$(57,174)	$69,225
Deficit, beginning of year	$(39,193,127)	$(39,262,352)
Income (loss) per common share:
Basic income (loss) per share	$0.00	$0.00
Diluted income (loss) per share	$0.00	$0.00
Weighted Average Shares
Outstanding-Basic	920,835,502	116,053,396
Outstanding-Diluted	920,835,502	116,053,396

Balance Sheet	January 31, 2015	January 31, 2014
Current Assets	$6,029	$22,360
Equipment, net	$0	$0
Total Assets	$6,029	$22,360
Current Liabilities	$69,076	$35,917
Net Assets	$(63,047)	$(13,557)

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

The operations of the Company involve a number of substantial risks and the securities of the Company are highly speculative in nature. See the risk factors found in the Management’s Discussion and Analysis for the fiscal year ended January 31, 2018, included in Item 17 of this Form 20-F.

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

Year Ended January 31, 2018 Compared to the Year Ended January 31, 2017

The Company’s net loss for the year ended January 31, 2018 was $37,653 ($0.00 loss per share) compared to a net loss $42,687 ($0.00 loss per share) for the year ended January 31, 2017. No revenue was received in either period. The decrease in loss of $5,034 was principally the result of professional fees and office and general expenses. Professional fees decreased $4,186 for the year ended January 31, 2018, compared to the same period in 2017. The decrease was the result of costs incurred in the prior period that were not incurred in the present period related to the Company filing its Form 20-F Annual Report for the fiscal years ended January 31, 2014, 2015 and 2016 in the US. Office and general expenses decreased $804 for the year ended January 31, 2018, compared to the same period in 2017. The decrease was the result of costs incurred in the prior period related to the Company filing its Form 20-F Annual Report for the fiscal years ended January 31, 2014, 2015 and 2016 in the US versus for the fiscal year ended January 31, 2017 in the current period.

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

During the year ended January 31, 2018, the cash resources of the Company decreased by $3,829. The decrease in cash resources is a result of cash used in operating activities, offset partially by cash provided from notes payable in financing activities. There is no assurance that equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. (See “Item 3.D. - Risk Factors”).

Year Ended January 31, 2018 Compared to the Year Ended January 31, 2017

As at January 31, 2018, the Company had cash and cash equivalents of $1,646 compared to $5,475 as at January 31, 2017, to settle current liabilities of $184,944 compared to $144,395 as at January 31, 2017.

Cash used in operating activities was $16,371 for the year ended January 31, 2018. During the year ended January 31, 2018, the Company experienced a net increase of $30,914 in non-cash working capital items, which was due to a decrease in sundry receivables and prepaid of $2,907 and increase in accounts payable and accrued liabilities of $28,007. Cash provided by financing activities was $12,542 for the year ended January 31, 2018 due to notes payable advanced from related parties.

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

The Company did not grant any option-based awards to executive officers or directors during the year ended January 31, 2018.

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

					Non-equity incentive plan compensation ($)
Name and Principal Position	Fiscal Year Ended January 31	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension Value ($)	All other compensation ($)		Total compensation ($)
Lonnie Kirsh	2018	Nil	Nil	Nil	Nil	Nil	N/A	7,496	(1)	7,496
President &	2017	Nil	Nil	Nil	Nil	Nil	N/A	6,858	(1)	6,858
Chief Executive Officer	2016	Nil	Nil	Nil	Nil	Nil	N/A	2,711	(1)	2,711

Daniel Crandall	2018	Nil	Nil	Nil	Nil	Nil	N/A	10,870	(2)	10,870
Chief Financial	2017	Nil	Nil	Nil	Nil	Nil	N/A	12,380	(2)	12,380
Officer	2016	Nil	Nil	Nil	Nil	Nil	N/A	15,346	(2)	15,346

Notes:

(1)	The Company received legal services of $7,496, $6,858, and $2,711 during the years ended January 31, 2018, 2017 and 2016, respectively, from Kirsh Securities Law Professional Corporation, a law firm owned by Mr. Kirsh.

(2)	Pursuant to a consulting agreement, Marrelli Support Services Inc., a corporation of which Mr. Crandall is a senior employee, was paid $10,870, $12,380 and $15,346 during the years ended January 31, 2018, 2017 and 2016, respectively.

Incentive Plan Awards for Named Executive Officers

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each Named Executive Officer outstanding at the end of the financial year ended January 31, 2018.

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

See “Compensation Discussion and Analysis – Elements of the Compensation Program” and “Compensation Discussion and Analysis-Option-based Awards.”

Incentive Plan Awards – Value Vested or Earned During the Year

There was no value of option-based awards granted to Named Executive Officers which vested during the year ended January 31, 2018. The Company has not granted any share based awards nor does it have a non-equity compensation plan.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments of benefits at, following or in connection with retirement, or provide for retirement or deferred compensation plans for its Named Executive Officers or directors.

Compensation of Directors

Summary Compensation Table for Directors

The following table sets forth all amounts of compensation provided to the non-executive directors of the Company for the financial year ended January 31, 2018.

Name (a)	Fees earned ($) (b)	Share- based awards ($) (c)	Option- based awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensa- tion ($) (g)		Total ($) (h)
Carmelo Marrelli	Nil	Nil	Nil	Nil	Nil	Nil		Nil
George Duguay	Nil	Nil	Nil	Nil	Nil	4,645	(1)	Nil

(1)	The Company received consulting services of $4,645 during the year ended January 31, 2018, from G. Duguay Services Inc., a firm where George Duguay is the President.

Board Fees

The Company does not anticipate paying any cash fees to directors until a merger or acquisition transaction is completed.

The directors are also entitled to receive stock options under the Stock Option Plan.

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each non-executive director outstanding at January 31, 2018.

	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options(#)(1)	Option exercise price (U.S. $)	Option expiration date	Value of unexer- cised in-the- money options (U.S. $)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
(a)		(b)	(c)	(d)	(e)	(f)	(g)
Carmelo Marrelli	Nil	Nil	Nil	Nil	Nil	Nil	Nil
George Duguay	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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

D. Employees.

In addition to the officers identified above, at January 31, 2018 and 2017, the Company had no employees.

E. Share ownership.

		Number of Common	Percentage of Common
		Shares Beneficially	Shares Beneficially
		Owned as of	Owned as of January 31
Name	Office Held	January 31, 2018	2018
George Duguay	Director	278,960,559	30.29%
Carmelo Marrelli	Director	278,960,559	30.29%
Lonnie Kirsh	President and Chief Executive Officer and Director	278,960,559	30.29%
Daniel Crandall	Chief Financial Officer	Nil	0%

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

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. (“Marrelli Support”), a firm providing accounting services. Marrelli Support’s President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, Marrelli Capital. Fees for services provided by Marrelli Support totaled $10,870, for the year ended January 31, 2018 (year ended January 31, 2017 - $12,380, January 31, 2016 - $15,346). As at January 31, 2018, Marrelli Support was owed $5,702 and this amount was included in accounts payable and accrued liabilities (January 31, 2017 - $5,322).

During the year ended January 31, 2018, the Company incurred fees totaling $592 (year ended January 31, 2017 - $627, January 31, 2016 - $810) for filing services received from DSA Corporate Services Inc. (“DSA”), an organization that Mr. Marrelli controls. Mr. Marrelli is also the corporate secretary and sole director of DSA. As at January 31, 2018, DSA was owed $nil and this amount was included in accounts payable and accrued liabilities (January 31, 2017 - $176).

During the year ended January 31, 2018, the Company incurred fees totaling $7,496 (year ended January 31, 2017 - $6,858, January 31, 2016 - $2,711) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the former President and CEO of the Company. An amount of $35,988 is included in accounts payable and accrued liabilities at January 31, 2018 (January 31, 2017 - $26,437).

During the year ended January 31, 2018, the Company incurred fees totaling $4,645 (year ended January 31, 2017 - $4,557, January 31, 2016 - $4,629) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $18,236 is included in accounts payable and accrued liabilities at January 31, 2018 (January 31, 2017 - $12,564).

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Statements and Other Financial Information.

Financial Statements

See note “18. Contingencies” in the notes to the above-referenced financial statements.

Dividends

The Company does not anticipate paying dividends in the foreseeable future.

B. Significant Changes.

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company has assessed the impact of adoption and there will be no significant impact on the financial statements.

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

OTC Bulletin Board (US$)

Period	High	Low
Fiscal year ended January 31, 2014	0.015	0.001
Fiscal year ended January 31, 2015	0.012	0.002
Fiscal year ended January 31, 2016	0.0017	0.0005
Fiscal year ended January 31, 2017	0.0013	0.0005
Fiscal year ended January 31, 2018	0.012	0.0006

Period	High	Low
Quarter ended April 30, 2016	0.001	0.0006
Quarter ended July 31, 2016	0.0013	0.0007
Quarter ended October 31, 2016	0.0012	0.0009
Quarter ended January 31, 2017	0.0013	0.0005
Quarter ended April 30, 2017	0.012	0.0011
Quarter ended July 31, 2017	0.0089	0.0007
Quarter ended October 31, 2017	0.0014	0.0007
Quarter ended January 31, 2018	0.001615	0.0006

Period	High	Low
August 2017	0.0014	0.0009
September 2017	0.0013	0.0009
October 2017	0.00105	0.0007
November 2017	0.0015	0.0006
December 2017	0.001	0.0007
January 2018	0.001615	0.00088

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

The Common Shares will generally not constitute taxable Canadian property of the Non-Resident Holder unless at any time during the 60-month period that ends at that time more than 50% of the fair market value of the Common Shares of the Company was derived directly or indirectly from one, or any combination of, real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Certain provisions of the Tax Act may deem property to be ’‘taxable Canadian property’’ of a Non-Resident Holder in specific circumstances. Non-Resident Holders should consult their own tax advisors for advice having regard to their particular circumstances.

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

Liquidity risk. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2018, the Company had a cash balance of $1,646 (January 31, 2017 - $5,475) to settle current liabilities of $184,944 (January 31, 2017 - $144,395). All of the Company’s financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

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

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures.

As of January 31, 2018 and based on their evaluations, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2018. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of January 31, 2018, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

D. Changes in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended January 31, 2018 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

MNP LLP (MSCM LLP prior to its merger with MNP LLP) has served as the Company’s auditing firm since March 26, 2009. Aggregate fees billed to the Company for professional services rendered by MNP LLP and its affiliates during the fiscal years ended January 31, 2018 and January 31, 2017 are detailed below:

	Year Ended January 31,
	(Cdn$)
	2018		2017
Audit Fees		$5,000	$4,000
Audit-Related Fees	$		$0
Tax Fees	$		$0
All Other Fees		$1,500	$1,000

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

Of the total aggregate fees paid by the Company to its accountants during the fiscal year ended January 31, 2018, none of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of this annual report on Form 20-F.

●	Auditor’s Report for Royal Standard Minerals Inc. for the years ended January 31, 2018 and 2017. Statements of Financial Position of Royal Standard Minerals Inc. as at January 31, 2018 and January 31, 2017.

●	Statements of Operations of Royal Standard Minerals Inc. for the years ended January 31, 2018 and 2017.

●	Statements of Comprehensive Loss of Royal Standard Minerals Inc. for the years ended January 31, 2018 and 2017.

●	Statements of Changes in Shareholders’ Equity of Royal Standard Minerals Inc. for the years ended January 31, 2018 and 2017.

●	Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2018 and 2017.

●	Notes to the Financial Statements of Royal Standard Minerals Inc. for the years ended January 31, 2018 and 2017.

●	Management’s Discussion and Analysis for the year ended January 31, 2018.

●	Auditor’s Report for Royal Standard Minerals Inc. for the years ended January 31, 2017 and 2016. Statements of Financial Position of Royal Standard Minerals Inc. as at January 31, 2017 and January 31, 2016.

●	Statements of Operations of Royal Standard Minerals Inc. for the years ended January 31, 2017 and 2016.

●	Statements of Comprehensive Loss of Royal Standard Minerals Inc. for the years ended January 31, 2017 and 2016.

●	Statements of Shareholders’ Equity of Royal Standard Minerals Inc. for the years ended January 31, 2017 and 2016.

●	Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2017 and 2016.

●	Notes to the Financial Statements of Royal Standard Minerals Inc. for the years ended January 31, 2017 and 2016.

●	Management’s Discussion and Analysis for the year ended January 31, 2017.

The financial statements of Royal Standard Minerals Inc. were prepared in accordance with International Financial Reporting Standards and are expressed in United States dollars.

Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Financial Statements

Years Ended January 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Royal Standard Minerals Inc.:

Opinion on the Financial Statements

We have audited the accompanying financial statements of Royal Standard Minerals Inc. (the “Company”), which comprise the statements of financial position as at January 31, 2018 and January 31, 2017, and the statements of operations, comprehensive loss, changes in shareholders’ deficiency and cash flows for the years ended January 31, 2018, January 31, 2017 and January 31, 2016, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2018 and January 31, 2017, and its financial performance and its cash flows for the years ended January 31, 2018, January 31, 2017 and January 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 to the financial statements, which indicates that the Company incurred a net loss of $37,653 during the year ended January 31, 2018 and, as of that date, the Company’s current liabilities exceeded its total assets by $182,473. As stated in Note 1 to the financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures include obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants Licensed Public Accountants

We have served as the Company’s auditor since January 31, 2014. Toronto, Canada

April 20, 2018

Royal Standard Minerals Inc.

Statements of Financial Position

(Expressed in United States Dollars)

	As at	As at
	January 31,	January 31,
	2018	2017

ASSETS

Current
Cash and cash equivalents	$1,646	$5,475
Sundry receivables and prepaid expenses	825	3,732

Total assets	$2,471	$9,207

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Liabilities

Current
Accounts payable and accrued liabilities (Notes 5 and 11)	$63,036	$72,132
Notes payable (Notes 7 and 11)	106,952	72,263
Other liabilities (Note 6)	14,956	-
Total liabilities	184,944	144,395

Shareholders’ Deficiency
Share capital (Note 8(b))	28,273,230	28,273,230
Reserves	10,900,438	10,900,438
Accumulated deficit	(39,361,942)	(39,324,289)
Accumulated other comprehensive income	5,801	15,433
Total shareholders’ deficiency	(182,473)	(135,188)
Total liabilities and shareholders’ deficiency	$2,471	$9,207

The Company and Operations and Going Concern (Note 1)

Approved by the Board:

“Carmelo Marrelli”	“George Duguay”
Director	Director

The accompanying notes are an integral part of these financial statements.

Royal Standard Minerals Inc.

Statements of Operations

(Expressed in United States Dollars)

	2018	Years Ended January 31, 2017	2016
Expenses
General and administrative (Notes 11 and 12)	$37,653	$42,687	$31,301

Net loss for the year	$(37,653)	$(42,687)	$(31,301)

Basic loss per share (Note 9)	$(0.00)	$(0.00)	$(0.00)
Diluted loss per share (Note 9)	$(0.00)	$(0.00)	$(0.00)

The accompanying notes are an integral part of these financial statements.

Royal Standard Minerals Inc.

Statements of Comprehensive Loss

(Expressed in United States Dollars)

		Years Ended January 31,
	2018	2017	2016

Net loss for the year	$(37,653)	$(42,687)	$(31,301)

Other comprehensive income (loss)

Item that will not be reclassified subsequently to loss
Foreign currency translation	(9,632)	(5,115)	6,962

Comprehensive loss for the year	$(47,285)	$(47,802)	$(24,339)

The accompanying notes are an integral part of these financial statements.

Royal Standard Minerals Inc.

Statements of Changes in Shareholders’ Deficiency

(Expressed in United States Dollars)

				Accumulated Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income	Total

Balance, January 31, 2015	$28,273,230	$10,900,438	$(39,250,301)	$13,586	$(63,047)
Foreign currency translation	-	-	-	6,962	6,962
Net loss for the year	-	-	(31,301)	-	(31,301)

Balance, January 31, 2016	$28,273,230	$10,900,438	$(39,281,602)	$20,548	$(87,386)
Foreign currency translation	-	-	-	(5,115)	(5,115)
Net loss for the year	-	-	(42,687)	-	(42,687)

Balance, January 31, 2017	$28,273,230	$10,900,438	$(39,324,289)	$15,433	$(135,188)
Foreign currency translation	-	-	-	(9,632)	(9,632)
Net loss for the year	-	-	(37,653)	-	(37,653)

Balance, January 31, 2018	$28,273,230	$10,900,438	$(39,361,942)	$5,801	$(182,473)

The accompanying notes are an integral part of these financial statements.

Royal Standard Minerals Inc.

Statements of Cash Flows

(Expressed in United States Dollars)

		Years Ended
		January 31,
	2018	2017	2016
Operating activities
Net loss for the year	$(37,653)	$(42,687)	$(31,301)
Operating item not involving cash:
Foreign exchange	(9,632)	(5,115)	6,962
Changes in non-cash working capital:
Sundry receivables and prepaid	2,907	54	(1,792)
Accounts payable and accrued liabilities	28,007	21,823	(3,485)

Cash used in operating activities	(16,371)	(25,925)	(29,616)

Financing activities
Notes payable	12,542	20,987	35,994

Cash provided by financing activities	12,542	20,987	35,994

Net change in cash and cash equivalents	(3,829)	(4,938)	6,378
Cash and cash equivalents, beginning of year	5,475	10,413	4,035

Cash and cash equivalents, end of year	$1,646	$5,475	$10,413

The accompanying notes are an integral part of these financial statements.

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the “Company”) is a publicly held company focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders. The Company was previously engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America but has disposed of these interests. The Company is continued under the Canada Business Corporati ons Act and its common shares are quoted in the United States of America on the Over-the-Counter (“OTC”) Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. (“SRI”), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company’s head office is located at The Canadian Venture Building, 82 Richmond Street East, Toronto, Ontario, M5C 1P1, Canada.

The financial statements were approved by the Board of Directors on April 20, 2018.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity’s ability to continue as a going concern. The Company had a loss of $37,653 during the year ended January 31, 2018 (year ended January 31, 2017 - loss of $42,687, year ended January 31, 2016 - loss of $31,301) and has an accumulated deficit of $39,361,942 (January 31, 2017 - $39,324,289). In addition, the Company has a working capital deficiency of $182,473 at January 31, 2018 (January 31, 2017 - $135,188).

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

The Company did not have any financial asset classified as available-for-sale at January 31, 2018 and January 31, 2017.

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

vi) Financial instruments recorded at fair value

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs). As of January 31, 2018 and January 31, 2017, the only financial instrument measured at fair value is the Company’s cash and cash equivalents.

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

New standards not yet adopted and interpretations issued but not yet effective

IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company has assessed the impact of adoption and there will be no significant impact on the financial statements.

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

The Company’s equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at January 31, 2018 was a deficiency of $182,473 (January 31, 2017 - $135,188). Note that included in the statements of financial position presented is a deficit of $39,361,942 as at January 31, 2018 (January 31, 2017 - $39,324,289).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2018. The Company is not subject to external capital requirements.

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

(ii) Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due (see note 1). As at January 31, 2018, the Company had a cash balance of $1,646 (January 31, 2017 - $5,475) to settle current liabilities of $184,944 (January 31, 2017 - $144,395). All of the Company’s financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

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

Foreign currency risk

The Company’s functional currency is Canadian dollars and major purchases are transacted in Canadian dollars. The Company’s reporting currency is the United States dollar. Foreign currency risk is not considered significant.

5.	Accounts Payable and Accrued Liabilities

	As at January 31, 2018	As at January 31, 2017
Trade payables	$1,112	$24,756
Accrued liabilities	61,924	47,376
	$63,036	$72,132

6.	Other Liabilities

During the year ended January 31, 2018, the Company transferred $14,956 of accounts payable (the “Statute-barred Claims”) to other liabilities on the basis that any claims in respect of the Statute-barred Claims were statute-barred under the Limitations Act (Ontario). The Statute-barred Claims related to expenses billed by and third party liabilities incurred by prior management of the Company prior to 2014. However, for accounting purposes under IFRS, a debt can only be removed from the Company’s Statement of Financial Position when it is extinguished meaning only when the contract is discharged or canceled or expires. The effect of the Limitations Act is to prevent a creditor from enforcing an obligation but it does not formally extinguish the debt for accounting purposes. It is the position of management of the Company that the Statute-barred Claims cannot be enforced by the creditors, do not create any obligation for the Company to pay out any cash and do not affect the financial or working capital position of the Company. The Statute- barred Claims are required to be reflected on the Company’s Statement of Financial Position as a result of the current interpretation of IFRS, but they are classified as other liabilities since the Company has no intention or obligation to pay these Statute-barred Claims and the creditors cannot enforce payment of the Statute-barred Claims. While inclusion of these items is intended solely to comply with the requirements of IFRS, the Company in no way acknowledges any of the Statute-barred Claims.

7.	Notes Payable

	As at January 31, 2018	As at January 31, 2017
Opening balance	$72,263	$51,276
Additions	26,913	16,332
Accrued interest	7,776	4,655
Ending balance	$106,952	$72,263

(i) On November 1, 2016, C. Marrelli Services Limited, a corporation controlled by Carmelo Marrelli, transferred its loan owed by the Company to Marrelli Capital Limited (“Marrelli Capital”) (formerly DSA Capital Limited), a company controlled by Carmelo Marrelli. The Company entered into a series of promissory note arrangements for the purposes of covering accounting fees, whereby the Company has borrowed a total of CDN $77,929 from Marrelli Capital (the “Notes”). The Notes are unsecured, bear interest at a rate of 2% per annum and are due on demand. Marrelli Capital controlled 278,960,559 common shares of the Company.

(ii) On February 12, 2015, the Company obtained separate promissory notes of CDN$4,000 from each of George Duguay, Marrelli Capital and Lonnie Kirsh, for total promissory notes of CDN$12,000. These notes are unsecured, bear interest at an annual rate at 2% and are due on demand.

(iii) During the year ended January 31, 2017, the Company entered into a series of promissory note arrangements of CDN$7,000 from each of George Duguay, Marrelli Capital and Lonnie Kirsh, for total promissory notes of CDN$21,000. These notes are unsecured, bear interest at an annual rate at 2% and are due on demand.

(iv) During the year ended January 31, 2018, the Company entered into a series of promissory note arrangements of CDN$5,400 from each of George Duguay, Marrelli Capital and Lonnie Kirsh, for total promissory notes of CDN$16,200. These notes are unsecured, bear interest at an annual rate at 2% and are due on demand.

8.	Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, each without par value.

(b) ) Issued

	Shares	Amount
Balance, January 31, 2015, January 31, 2016, January 31, 2017 and January 31, 2018	920,835,502	$28,273,230

9.	Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Years Ended January 31,
	2018	2017	2016
Loss for the year	$(37,653)	$(42,687)	$(31,301)
Weighted average number of common shares outstanding for basic loss per share	920,835,502	920,835,502	920,835,502
Weighted average number of common shares outstanding for diluted loss per share	920,835,502	920,835,502	920,835,502
Basic loss per share	$(0.00)	$(0.00)	$(0.00)
Diluted loss per share	$(0.00)	$(0.00)	$(0.00)

10.	Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 26.50% (2017 - 26.50%, 2016 - 26.50%) to the amounts recognized in the statements of operations:

	Years Ended January 31,
	2018	2017	2016
Net (loss) income before income taxes	$(37,653)	$(42,687)	$(31,301)
Expected tax (recovery) expense at statutory rate	$(9,978)	$(11,312)	(8,295)
Permanent differences	-	-	7,676
Functional currency translation	(18,468)	(151,258)	203,136
Tax benefits not recognized	28,446	162,570	(202,517)
Tax provision	$-	$-	$-

Deferred Tax Assets and Liabilities

Unrecognized deferred tax

The following represents the deductible temporary differences by jurisdiction which have not been recognized in the financial statements.

	2018	2017
Unclaimed non-capital losses	$6,682,993	$6,587,089
Excess of unclaimed resources pools over
carrying value of exploration properties	1,182,347	1,182,347
	$7,865,340	$7,769,436

10.	Income Taxes (Continued)

The excess of unclaimed resources pools over carrying value of exploration properties can be carried forward indefinitely. The unclaimed non-capital losses carried forward expire as follows:

		Canada
Expires	2026	$665,028
	2027	649,690
	2028	800,897
	2029	500,702
	2030	887,868
	2031	380,753
	2032	1,407,820
	2033	918,929
	2034	344,097
	2035	50,372
	2036	1,133
	2037	38,052
	2038	37,652
		$6,682,993

11.	Related Party Transactions and Balances

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. (“Marrelli Support”), a firm providing accounting services. Marrelli Support’s President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, Marrelli Capital. Fees for services provided by Marrelli Support totaled $10,870, for the year ended January 31, 2018 (year ended January 31, 2017 - $12,380, January 31, 2016 - $15,346). As at January 31, 2018, Marrelli Support was owed $5,702 and this amount was included in accounts payable and accrued liabilities (January 31, 2017 - $5,322).

During the year ended January 31, 2018, the Company incurred fees totaling $592 (year ended January 31, 2017 - $627, January 31, 2016 - $810) for filing services received from DSA Corporate Services Inc. (“DSA”), an organization that Mr. Marrelli controls. Mr. Marrelli is also the corporate secretary and sole director of DSA. As at January 31, 2018, DSA was owed $nil and this amount was included in accounts payable and accrued liabilities (January 31, 2017 - $176).

At January 31, 2018, notes payable of $106,952 (January 31, 2017 - $72,263) is made up of $79,374 (January 31, 2017 - $55,043) owed to Marrelli Capital, $13,787 (January 31, 2017 - $8,610) owed to Lonnie Kirsh, the former President and Chief Executive Officer (“CEO”) of the Company and $13,791 (January 31, 2017 - $8,610) owed to George Duguay, a director and shareholder of the Company. The notes payable are unsecured, bear interest at 2% per annum and are due on demand (note 7). The interest expense pertaining to the notes payable for the year ended January 31, 2018 is $1,774 (year ended January 31, 2017 - $1,204, January 31, 2016 - $587).

11.	Related Party Transactions and Balances (Continued)

During the year ended January 31, 2018, the Company incurred fees totaling $7,496 (year ended January 31, 2017 - $6,858, January 31, 2016 - $2,711) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the former President and CEO of the Company. An amount of $35,988 is included in accounts payable and accrued liabilities at January 31, 2018 (January 31, 2017 - $26,437).

During the year ended January 31, 2018, the Company incurred fees totaling $4,645 (year ended January 31, 2017 - $4,557, January 31, 2016 - $4,629) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $18,236 is included in accounts payable and accrued liabilities at January 31, 2018 (January 31, 2017 - $12,564).

To the knowledge of the directors and senior officers of the Company, as at January 31, 2018, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

Major Shareholder	Number of common shares	Percentage of outstanding common shares
Lonnie Kirsh, Former President, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
Marrelli Capital	278,960,559	30.29%

None of the Company’s major shareholders have different voting rights than other holders of the Company’s common shares.

12.	General and Administrative

	Years Ended January 31,
	2018	2017	2016
Corporate development (Note 11)	$2,410	$2,542	$1,968
Office and general (Note 11)	5,075	5,879	4,047
Professional fees (Note 11)	25,523	29,709	20,657
Consulting fees (Note 11)	4,645	4,557	4,629
	$37,653	$42,687	$31,301

13.	Subsequent Events

(i) Subsequent to January 31, 2018, the Company announced that Lonnie Kirsh resigned as a director, Chief Executive Officer and President of the Company. As a result of Mr. Kirsh’s resignation, the Company has appointed Carmelo Marrelli as President and Chief Executive Officer of the Company and has appointed Lisa McCormack to the board of directors of the Company.

(ii) Subsequent to January 31, 2018, the Company entered into a promissory note of CDN$25,000 with a third party. The note is unsecured, non-interest bearing and due on demand.

(iii) Subsequent to January 31, 2018, the Company entered into a promissory note of CDN$25,000 with a third party. The note is unsecured, non-interest bearing and due on demand.

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

May 30, 2017	Chartered Professional Accountants
Toronto, Ontario	Licensed Public Accountants

Royal Standard Minerals Inc.

Statements of Financial Position

(Expressed in United States Dollars)

	As at January 31,	As at January 31,
	2017	2016
ASSETS

Current
Cash and cash equivalents	$5,475	$10,413
Sundry receivables and prepaid expenses	3,732	3,786
Total assets	$9,207	$14,199

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Liabilities
Current
Accounts payable and accrued liabilities (Notes 5 and 10)	$72,132	$50,309
Notes payable (Notes 6 and 10)	72,263	51,276
Total liabilities	144,395	101,585

Shareholders’ Deficiency
Share capital (Note 7(b))	28,273,230	28,273,230
Reserves	10,900,438	10,900,438
Accumulated deficit	(39,324,289)	(39,281,602)
Accumulated other comprehensive income	15,433	20,548

Total shareholders’ deficiency	(135,188)	(87,386)

Total liabilities and shareholders’ deficiency	$9,207	$14,199

The Company and Operations and Going Concern (Note 1)

Approved by the Board:

“Carmelo Marrelli”	“George Duguay”
Director	Director

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

Royal Standard Minerals Inc.

Statements of Changes in Shareholders’ Deficiency

(Expressed in United States Dollars)

	Share Capital	Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance, January 31, 2015	$28,273,230	$10,900,438	$(39,250,301)	$13,586	$(63,047)
Foreign currency translation	-	-	-	6,962	6,962
Net loss for the year	-	-	(31,301)	-	(31,301)

Balance, January 31, 2016	$28,273,230	$10,900,438	$(39,281,602)	$20,548	$(87,386)
Foreign currency translation	-	-	-	(5,115)	(5,115)
Net loss for the year	-	-	(42,687)	-	(42,687)

Balance, January 31, 2017	$28,273,230	$10,900,438	$(39,324,289)	$15,433	$(135,188)

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

5.	Accounts Payable and Accrued Liabilities

	As at January 31, 2017	As at January 31, 2016
Trade payables	$24,756	$18,680
Accrued liabilities	47,376	31,629
	$72,132	$50,309

6.	Notes Payable

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

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 26.50% (2016 - 26.50%) to the amounts recognized in the statements of operations:

	Years Ended January 31,
	2017	2016

Net (loss) income before income taxes	$(42,687)	$(31,301)
Expected tax (recovery) expense at statutory rate	$(11,312)	$(8,295)
Permanent differences	-	7,676
Functional currency translation	(151,258)	203,136
Tax benefits not recognized	162,570	(202,517)
Tax provision	$-	$-

9.	Income Taxes (Continued)

Deferred Tax Assets and Liabilities

Unrecognized deferred tax

The following represents the deductible temporary differences by jurisdiction which have not been recognized in the financial statements.

	2017	2016

Unclaimed non-capital losses	$6,587,089	$6,060,901
Excess of unclaimed resources pools over
carrying value of exploration properties	1,182,347	1,095,063
	$7,769,436	$7,155,964

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

ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JANAURY 31, 2018

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2018

Discussion dated April 20, 2018

This Management’s Discussion and Analysis (“MD&A”) is dated April 20, 2018 and unless otherwise noted, should be read in conjunction with the Company’s audited financial statements for the years ended January 31, 2018 and 2017 and the notes thereto. Results are reported in United States dollars, unless otherwise noted. The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the year ended January 31, 2018 are not necessarily indicative of the results that may be expected for any future period.

The Company’s head office is located at The Canadian Venture Building, 82 Richmond Street East, Toronto, Ontario, M5C 1P1, Canada.

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

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2018

Discussion dated April 20, 2018

Forward-looking statements	Assumptions	Risk factors
The Company will be able to continue its business activities.	The Company has anticipated all material costs and the operating activities of the Company, and such costs and activities will be consistent with the Company’s current expectations; the Company will be able to obtain shareholder loans or equity funding when required.	Unforeseen costs to the Company will arise; any particular operating cost increase or decrease from the date of the estimation; and capital markets not being favourable for funding and/or related parties discontinue funding the Company resulting in the Company not being able to obtain financing when required or on acceptable terms.
The Company will be able to carry out anticipated business plans.	The operating activities of the Company for the twelve months ending January 31, 2019, will be consistent with the Company’s current expectations.	Sufficient funds not being available; increases in costs; the Company may be unable to retain key personnel.

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

Year Ended January 31, 2018

Discussion dated April 20, 2018

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

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity’s ability to continue as a going concern. The Company had a loss of $37,653 during the year ended January 31, 2018 (year ended January 31, 2017 - $42,687) and has an accumulated deficit of $39,361,942 (January 31, 2017 - accumulated deficit of $39,324,289). In addition, the Company has a working capital deficiency of $182,473 at January 31, 2018 (January 31, 2017 - working capital deficiency of $135,188).

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

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2018

Discussion dated April 20, 2018

OVERALL PERFORMANCE

The Company’s net loss for the year ended January 31, 2018 was $37,653 ($0.00 loss per share) compared to a loss of $42,687 ($0.00 loss per share) for the year ended January 31, 2017, a decrease in net loss of $5,034. The decrease in net loss relates mainly to a decrease in office and general expenses and professional fees of $804 and $4,186, respectively, due to costs incurred in the prior period that were not incurred in the present period related to the Company filing its Form 20-F Annual Report for the fiscal years ended January 31, 2014, 2015 and 2016 in the US.

FINANCIAL PERFORMANCE

Three months ended January 31, 2018, compared with three months ended January 31, 2017

The Company’s net loss for the three months ended January 31, 2018 was $13,822 ($0.00 loss per share) compared to a net loss $10,067 ($0.00 loss per share) for the three months ended January 31, 2017. No revenue was received in either period. The decrease in loss of $3,755 was principally the result of:

●	Professional fees increased $3,169 for the three months ended January 31, 2018, compared to the same period in 2017. The increase was the result of costs accrued in the current period for the fiscal 2018 audit and increased legal fees.

Year ended January 31, 2018, compared with year ended January 31, 2017

The Company’s net loss for the year ended January 31, 2018 was $37,653 ($0.00 loss per share) compared to a net loss $42,687 ($0.00 loss per share) for the year ended January 31, 2017. No revenue was received in either period. The decrease in loss of $5,034 was principally the result of:

●	Professional fees decreased $4,186 for the year ended January 31, 2018, compared to the same period in 2017. The decrease was the result of costs incurred in the prior period that were not incurred in the present period related to the Company filing its Form 20-F Annual Report for the fiscal years ended January 31, 2014, 2015 and 2016 in the US.

●	Office and general expenses decreased $804 for the year ended January 31, 2018, compared to the same period in 2017. The decrease was the result of costs incurred in the prior period related to the Company filing its Form 20-F Annual Report for the fiscal years ended January 31, 2014, 2015 and 2016 in the US versus for the fiscal year ended January 31, 2017 in the current period.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2018

Discussion dated April 20, 2018

SELECTED ANNUAL FINANCIAL INFORMATION

The following is selected financial data derived from the audited financial statements of the Company as at January 31, 2018, 2017 and 2016 and for the years then ended.

	Year ended January 31, 2018	Year ended January 31, 2017	Year ended January 31, 2016

Net (loss) income	$(37,653)	$(42,687)	$(31,301)
Net (loss) income per share - basic and diluted	$(0.00)	$(0.00)	$(0.00)

	As at January 31, 2018		As at January 31, 2017		As at January 31, 2016

Total assets		$2,471		$9,207		$14,199
Long-term financial liabilities	$	nil	$	nil	$	nil

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated.

Three Months Ended	Net Revenues ($)	Net Loss ($)
January 31, 2018	nil	(3,755)	(0.00)
October 31, 2017	nil	(8,553)	(0.00)
July 31, 2017	nil	(9,318)	(0.00)
April 30, 2017	nil	(5,960)	(0.00)
January 31, 2017	nil	(10,067)	(0.00)
October 31, 2016	nil	(7,078)	(0.00)
July 31, 2016	nil	(10,483)	(0.00)
April 30, 2016	nil	(15,059)	(0.00)

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

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2018

Discussion dated April 20, 2018

As at January 31, 2018, the Company had cash and cash equivalents of $1,646. Cash used in operating activities was $16,371 for the year ended January 31, 2018. During the year ended January 31, 2018, the Company experienced a net increase of $30,914 in non-cash working capital items. Cash provided by financing activities was $12,542 for the year ended January 31, 2018 due to notes payable advanced from related parties.

The Company’s approach to managing liquidity risk has been to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2018, the Company had cash and cash equivalents of $1,646 compared to $5,475 as at January 31, 2017, to settle current liabilities of $184,944 compared to $144,395 as at January 31, 2017. The Company currently does not have sufficient cash and cash equivalents to settle current liabilities although creditors who are related to the Company have agreed to defer payment. All of the Company’s current financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity.

There is no assurance that future equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

As at January 31, 2018 and the date of this MD&A, the Company had 920,835,502 common shares issued and outstanding and no stock options outstanding. The Company’s liquidity risk with financial instruments is minimal as any excess cash, when present, is deposited with a Schedule I Canadian bank.

RELATED PARTY TRANSACTIONS

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. (“Marrelli Support”), a firm providing accounting services. Marrelli Support’s President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, Marrelli Capital. Fees for services provided by Marrelli Support totaled $10,870, for the year ended January 31, 2018 (year ended January 31, 2017 - $12,380). As at January 31, 2018, Marrelli Support was owed $5,702 and this amount was included in accounts payable and accrued liabilities (January 31, 2017 - $5,322).

During the year ended January 31, 2018, the Company incurred fees totaling $592 (year ended January 31, 2017 - $627) for filing services received from DSA Corporate Services Inc. (“DSA”), an organization that Mr. Marrelli controls. Mr. Marrelli is also the corporate secretary and sole director of DSA. As at January 31, 2018, DSA was owed $nil and this amount was included in accounts payable and accrued liabilities (January 31, 2017 - $176).

At January 31, 2018, notes payable of $106,952 (January 31, 2017 - $72,263) is made up of $79,374 (January 31, 2017 - $55,043) owed to Marrelli Capital, $13,787 (January 31, 2017 - $8,610) owed to Lonnie Kirsh, the former President and Chief Executive Officer (“CEO”) of the Company and $13,791 (January 31, 2017 - $8,610) owed to George Duguay, a director and shareholder of the Company. The notes payable are unsecured, bear interest at 2% per annum and are due on demand. The interest expense pertaining to the notes payable for the year ended January 31, 2018 is $1,774 (year ended January 31, 2017 - $1,204).

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2018

Discussion dated April 20, 2018

During the year ended January 31, 2018, the Company incurred fees totaling $7,496 (year ended January 31, 2017 - $6,858) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the former President and CEO of the Company. An amount of $35,988 is included in accounts payable and accrued liabilities at January 31, 2018 (January 31, 2017 - $26,437).

During the year ended January 31, 2018, the Company incurred fees totaling $4,645 (year ended January 31, 2017 - $4,557) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $18,236 is included in accounts payable and accrued liabilities at January 31, 2018 (January 31, 2017 - $12,564).

To the knowledge of the directors and senior officers of the Company, as at January 31, 2018, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

Major Shareholder	Number of common shares	Percentage of outstanding common shares
Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
Marrelli Capital	278,960,559	30.29%

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

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2018

Discussion dated April 20, 2018

NEW ACCOUNTING PRONOUNCEMENTS

IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company has assessed the impact of adoption and there will be no significant impact on the financial statements.

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

The Company’s equity is comprised of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at January 31, 2018 was a deficiency of $182,473 (January 31, 2017 - deficiency of $135,188). Note that included in the statements of financial position presented is a deficit of $39,361,942 as at January 31, 2018 (January 31, 2017 - $39,324,289).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2018. The Company is not subject to external capital requirements.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2018

Discussion dated April 20, 2018

SUBSEQUENT EVENTS

Subsequent to January 31, 2018, the Company announced that Lonnie Kirsh resigned as a director, Chief Executive Officer and President of the Company. As a result of Mr. Kirsh’s resignation, the Company has appointed Carmelo Marrelli as President and Chief Executive Officer of the Company and has appointed Lisa McCormack to the board of directors of the Company.

Subsequent to January 31, 2018, the Company entered into a promissory note of CDN$25,000 with a third party. The note is unsecured, non-interest bearing and due on demand.

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

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2018, the Company had a cash balance of $1,646 (January 31, 2017 - $5,475) to settle current liabilities of $184,944 (January 31, 2017 -

$144,395). All of the Company’s current financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

It is expected the Company will be funded by shareholder loans or private placements from related parties until the Company finds an asset or business to incorporate into the Company.

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2018

Discussion dated April 20, 2018

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

Foreign currency risk

The Company’s functional currency is Canadian dollars and major purchases are transacted in Canadian dollars. The Company’s reporting currency is the United States dollar. Foreign currency risk is not considered significant.

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

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2018

Discussion dated April 20, 2018

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

Royal Standard Minerals Inc.

Management’s Discussion and Analysis

Year Ended January 31, 2018

Discussion dated April 20, 2018

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

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The following tables set forth a breakdown of the components of general and administrative for the Company, for the year ended January 31, 2018 and 2017.

General and Administrative:

	Year Ended January 31,
	2018 ($)	2017 ($)
Corporate development	2,410	2,542
Office and general	5,075	5,879
Professional fees	25,523	29,709
Consulting fees	4,645	4,557
Total	37,653	42,687

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

	Year ended January 31, 2017	Year ended January 31, 2016	Year ended January 31, 2015

Net (loss) income	$(42,687)	$(31,301)	$(57,174)

Net (loss) income per share - basic and diluted	$(0.00)	$(0.00)	$(0.00)

	As at January 31, 2017		As at January 31, 2016		As at January 31, 2015

Total assets		$9,207		$14,199		$6,029

Long-term financial liabilities	$	nil	$	nil	$	nil

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

General and Administrative:

	Year Ended January 31,
	2017 ($)	2016 ($)
Corporate development	2,542	1,968

Office and general	5,879	4,047

Professional fees	29,709	20,657

Consulting fees	4,557	4,629

Total	42,687	31,301

Item 18. Exhibits.

Exhibit

No.	Description of Exhibit

1.1	Articles of Incorporation of the Company, as amended. (incorporated by reference to Exhibit 1.1 to Form 20-F filed with the SEC on June 14, 2012).

1.2	By-law No. 2 of the Company (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC on January 12, 2012).

2.1	Shareholder Rights Plan Agreement dated December 23, 2010 between the Company and Equity Financial Trust Company (incorporated by reference to Exhibit 2.1 to the Company’s Amendment to Annual Report on Form 20-F/A for the fiscal year ended January 31, 2012 filed with the SEC on June 14, 2012).

2.2	Amendment to Shareholder Rights Plan Agreement dated January 8, 2014 between the Company and Equity Financial Trust Company (incorporated by reference to Exhibit 99.9 to Form 6-K filed with the SEC on February 3, 2014).

12.1	Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).*

13.1	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of MNP LLP.*

*	Filed herewith.
#	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROYAL STANDARD MINERALS INC.
(Registrant)

/s/ Carmelo Marrelli
	Name:	Carmelo Marrelli
	Title:	President and Chief Executive Officer

Dated: August 8, 2018

